   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 30, 1998
                                            REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                NTL INCORPORATED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                                     4899                                    52-1822078
    (STATE OR OTHER JURISDICTION OF             (PRIMARY STANDARD INDUSTRIAL                     (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)               CLASSIFICATION CODE NUMBER)                    IDENTIFICATION NO.)

                              110 EAST 59TH STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 906-8440
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                            RICHARD J. LUBASCH, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                NTL INCORPORATED
                              110 EAST 59TH STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 906-8440
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                  THOMAS H. KENNEDY, ESQ.                                         JOHN KNIGHT, ESQ.
          SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP                              DAVIS POLK & WARDWELL
                      919 THIRD AVENUE                                           450 LEXINGTON AVENUE
                  NEW YORK, NEW YORK 10022                                     NEW YORK, NEW YORK 10017
                       (212) 735-3000                                               (212) 450-4000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE OF THE SECURITIES TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective and the effective time of the proposed amalgamation (the "Amalgamation") of NTL (Bermuda) Limited, a wholly-owned subsidiary of NTL Incorporated ("NTL"), with Comcast UK Cable Partners Limited ("Partners"), pursuant to the Agreement and Plan of Amalgamation, dated February 4, 1998, as amended, as described in the enclosed Joint Proxy Statement/Prospectus.

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with the General Instruction G, check the following box: [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


       TITLE OF EACH CLASS                                    PROPOSED MAXIMUM        PROPOSED MAXIMUM
          OF SECURITIES                 AMOUNT TO BE           OFFERING PRICE            AGGREGATE               AMOUNT OF
        TO BE REGISTERED                 REGISTERED               PER UNIT             OFFERING PRICE         REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per
  share; (including the
  associated Rights to purchase
  Series A Junior Participating
  Preferred Stock)(3); Class D
  Redeemable Preferred Stock, par
  value $.01 per share...........      18,764,173(1)           Not Applicable         $798,567,147(2)          $78,897(2)(3)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Assumes that 37,231,997 Class A Common Shares, par value L.01 per share (the "Class A Common Shares"), and 12,872,605 Class B Common Shares, par value
    L.01 per share (the "Class B Common Shares" and, together with the Class A Common Shares, the "Partners Common Shares"), are converted into shares of common stock, par value $.01 per share of NTL (the "NTL Common Stock"), at the exchange ratio of .3745 shares of NTL Common Stock for each Partners Common Share pursuant to the Amalgamation. Shares of Class D Redeemable Preferred Stock, par value $.01 per share, of NTL may be issued in lieu of a portion of the NTL Common Stock.

(2) Estimated solely for the purpose of calculating the registration fee required under Section 6(b) of the Securities Act of 1933, as amended (the "Securities Act"), and calculated pursuant to Rules 457(c) and 457(f) under the Securities Act. Based upon the average of the high and low prices for a Class A Common Share as reported on the Nasdaq National Market on September 28, 1998 multiplied by 50,104,602.

(3) Pursuant to Rule 457(b) under the Securities Act, $156,681 of the registration fee was paid on May 29, 1998 in connection with the filing of the preliminary proxy material.

(4) The Rights to purchase Series A Junior Participating Preferred Stock of NTL initially are attached to and trade with the shares of NTL Common Stock being registered hereby. Value attributed to such Rights, if any, is reflected in the market price of the NTL Common Stock.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                NTL INCORPORATED

                             CROSS-REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

          Showing the Location in the Joint Proxy Statement/Prospectus
               of the Information Required to be Included Therein
                       In Response to Part I of Form S-4

              FORM S-4 ITEM NUMBER AND CAPTION                  LOCATION OR CAPTION IN JOINT PROXY STATEMENT/PROSPECTUS
              --------------------------------                  -------------------------------------------------------
A.          INFORMATION ABOUT THE TRANSACTION.
     i.     Forepart of Registration Statement and Outside
            Front Cover Page of Prospectus..................    Facing Page of Registration Statement; Cross Reference
                                                                Table; Outside Front Cover Page of Joint Proxy
                                                                Statement/ Prospectus
     ii.    Inside Front and Outside Back Cover Pages of
            Prospectus......................................    "Available Information"; Table of Contents;
                                                                "Incorporation of Certain Documents by Reference"
     iii.   Risk Factors, Ratio of Earnings to Fixed Charges
            and Other Information...........................    "Summary"; "Risk Factors"
     iv.    Terms of the Transaction........................    "Summary"; "The Amalgamation"; "The Amalgamation
                                                                Agreement"; "Certain Agreements Related to the
                                                                Amalgamation"; "Description of NTL Capital Stock";
                                                                "Comparison of the Rights of Stockholders of NTL and
                                                                Shareholders of Partners"; "Proposal for Shares
                                                                Amendment"
     v.     Pro Forma Financial Information.................    "Unaudited Pro Forma Financial Data"
     vi.    Material Contacts With the Company Being
            Acquired........................................    "The Amalgamation"
     vii.   Additional Information Required for Reoffering
            by Persons and Parties Deemed to be
            Underwriters....................................    Not Applicable
     viii.  Interests of Named Experts and Counsel..........    "Legal Matters"; "Experts"
     ix.    Disclosure of Commission Position on
            Indemnification for Securities Act Liabilities..    Not Applicable
B.          INFORMATION ABOUT THE REGISTRANT.
     x.     Information With Respect to S-3 Registrants.....    "Incorporation of Certain Documents by Reference";
                                                                "Business of NTL"
     xi.    Incorporation of Certain Information by
            Reference.......................................    "Incorporation of Certain Documents by Reference"
     xii.   Information With Respect to S-2 or S-3
            Registrants.....................................    Not Applicable
     xiii.  Incorporation of Certain Information by
            Reference.......................................    Not Applicable

              FORM S-4 ITEM NUMBER AND CAPTION                  LOCATION OR CAPTION IN JOINT PROXY STATEMENT/PROSPECTUS
              --------------------------------                  -------------------------------------------------------
     xiv.   Information With Respect to Registrants Other
            Than S-2 or S-3 Registrants.....................    Not Applicable
C.          INFORMATION ABOUT THE COMPANY BEING ACQUIRED.
     xv.    Information With Respect to S-3 Companies.......    "Summary"; "Incorporation of Certain Documents by
                                                                Reference"; "Business of Partners"
     xvi.   Information With Respect to S-2 or S-3
            Companies.......................................    Not Applicable
     xvii.  Information With Respect to Companies Other Than
            S-2 or S-3 Companies............................    Not Applicable
D.          VOTING AND MANAGEMENT INFORMATION.
     xviii. Information if Proxies, Consents or
            Authorizations Are to be Solicited..............    "Incorporation of Certain Documents by Reference";
                                                                "Summary"; "The NTL Special Meeting"; "The Partners
                                                                Special General Meeting"; "The Amalgamation"
     xix.   Information if Proxies, Consents or
            Authorizations Are Not to be Solicited, or in an
            Exchange Offer..................................    Not Applicable

                                NTL INCORPORATED
                              110 EAST 59TH STREET
                            NEW YORK, NEW YORK 10022

                                                              SEPTEMBER 30, 1998

Dear Stockholders:

     You are cordially invited to attend a Special Meeting of the Stockholders of NTL Incorporated ("NTL") to be held at 10:00 a.m., local time, on Thursday, October 29, 1998 at the Essex House Hotel, 160 Central Park South, Hyde Park Suite, New York, New York 10019 (the "Special Meeting").

     The purpose of the Special Meeting is to consider:

     - A proposal to approve the issuance (the "Share Issuance") of shares of NTL Common Stock pursuant to an Agreement and Plan of Amalgamation, dated as of February 4, 1998, as amended (the "Amalgamation Agreement"), among NTL, a subsidiary of NTL ("Sub"), and Comcast UK Cable Partners Limited, a Bermuda corporation ("Partners"), pursuant to which, among other things, Sub will be amalgamated with Partners under Bermuda law (the "Amalgamation").

     - A proposal to amend the Restated Certificate of Incorporation of NTL to increase the maximum number of authorized shares of NTL Common Stock from 100,000,000 to 400,000,000 shares and to increase the maximum number of authorized shares of preferred stock, par value $.01 per share, of NTL from 2,500,000 to 10,000,000 shares (the "Shares Amendment").

     On August 14, 1998, NTL and Partners entered into a settlement agreement (the "TeleWest Agreement") with TeleWest Communications plc ("TeleWest") with respect to, among other things, TeleWest's rights to purchase either or both of Partners' interests in Birmingham Cable Corporation Limited ("Birmingham Cable") and Cable London PLC ("Cable London"), which represent approximately 17% and 31%, respectively, of the value of Partners in the Amalgamation. Pursuant to the TeleWest Agreement, Partners' interest in Birmingham Cable will be sold to TeleWest immediately prior to the Amalgamation, and either Partners' interest in Cable London will be sold to TeleWest, or TeleWest's interest in Cable London will be sold to Partners, after the Amalgamation. Accordingly, in the Amalgamation, each of the issued and outstanding Class A Common Shares and Class B Common Shares of Partners, other than shares held by NTL, any subsidiary of NTL or any subsidiary of Partners and shares held by shareholders of Partners, if any, who properly exercise their dissenters' rights under Bermuda law, will be cancelled in consideration for the receipt of .3745 shares of NTL Common Stock. Cash will be paid in lieu of any fractional share of NTL Common Stock. The consideration to be received by shareholders of Partners in the Amalgamation will be unaffected by the outcome of either the sale of Partners' interest in Cable London or the purchase of TeleWest's interest in Cable London.

     FOR THE REASONS DESCRIBED IN THE ACCOMPANYING JOINT PROXY STATEMENT/ PROSPECTUS, YOUR BOARD OF DIRECTORS (i) HAS DETERMINED THAT THE AMALGAMATION AND THE SHARE ISSUANCE ARE IN THE BEST INTERESTS OF NTL AND ITS STOCKHOLDERS, (ii) HAS APPROVED THE AMALGAMATION AGREEMENT AND (iii) RECOMMENDS THAT YOU VOTE IN FAVOR OF THE APPROVAL OF THE SHARE ISSUANCE AT THE SPECIAL MEETING. IN ADDITION, YOUR BOARD OF DIRECTORS HAS APPROVED, AND RECOMMENDS THAT YOU VOTE IN FAVOR OF THE APPROVAL OF, THE SHARES AMENDMENT AT THE SPECIAL MEETING.

     In determining that the Amalgamation is in the best interests of NTL and its stockholders and to recommend approval of the Share Issuance, your Board of Directors has carefully reviewed and considered a number of factors, including the legal and financial terms of the relevant agreements and the opinion of Donaldson, Lufkin & Jenrette Securities Corporation, NTL's financial advisor, described in the accompanying Joint Proxy Statement/Prospectus.

     Consummation of the Amalgamation is subject to certain conditions, including the approval of the Share Issuance by stockholders of NTL, the approval and adoption of the Amalgamation and the Amalgamation Agreement and the transactions contemplated thereby by shareholders of Partners, the receipt of certain bondholder consents and the receipt of certain approvals from governmental and regulatory authorities.

     If you have any questions prior to the Special Meeting or need further assistance, please call our proxy solicitor, D.F. King & Co., Inc., at (800) 347-4750.

     The enclosed Notice and Joint Proxy Statement/Prospectus contain details concerning the matters described above. We urge you to read and consider these documents carefully. Whether or not you plan to attend the Special Meeting, please be sure to sign, date and return the enclosed proxy card in the enclosed, postage-paid envelope as promptly as possible so that your shares may be represented at the Special Meeting and voted in accordance with your wishes. It is important that your shares be represented at the Special Meeting. Your vote is important regardless of the number of shares you own.

                                          Very truly yours,

                                          /s/ GEORGE S. BLUMENTHAL
                                          GEORGE S. BLUMENTHAL
                                          Chairman of the Board

                                NTL INCORPORATED
                              110 EAST 59TH STREET
                            NEW YORK, NEW YORK 10022
                            ------------------------
                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                    TO BE HELD ON THURSDAY, OCTOBER 29, 1998
                            ------------------------
To the Stockholders of NTL Incorporated:

     NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders of NTL Incorporated, a Delaware corporation ("NTL"), will be held at 10:00 a.m., local time, on Thursday, October 29, 1998, at the Essex House Hotel, 160 Central Park South, Hyde Park Suite, New York, New York 10019 (the "Special Meeting"), for the following purposes:

          1. To consider and vote upon a proposal to approve the issuance of shares (the "Share Issuance") of common stock, par value $.01 per share, of NTL (the "NTL Common Stock") pursuant to an Agreement and Plan of Amalgamation, dated as of February 4, 1998, as amended (the "Amalgamation Agreement"), among NTL, NTL (Bermuda) Limited, a Bermuda corporation and a wholly-owned subsidiary of NTL ("Sub"), and Comcast UK Cable Partners Limited, a Bermuda corporation ("Partners"), pursuant to which, among other things, Sub will be amalgamated with Partners (the "Amalgamation"). Approval of the Share Issuance by stockholders of NTL is a condition to the consummation of the Amalgamation. The Share Issuance, the Amalgamation and the Amalgamation Agreement are more fully described in the accompanying Joint Proxy Statement/Prospectus, and a copy of the Amalgamation Agreement is attached as Annex A thereto.

          2. To consider and vote upon a proposal to amend the Restated Certificate of Incorporation of NTL to increase the maximum number of authorized shares of NTL Common Stock from 100,000,000 to 400,000,000 shares and to increase the maximum number of authorized shares of preferred stock, par value $.01 per share, of NTL from 2,500,000 to 10,000,000 shares (the "Shares Amendment").

          3. To transact such other business as may properly come before the Special Meeting.

     Approval of the Share Issuance requires the affirmative vote of the holders of a majority of the votes cast on the Share Issuance at the Special Meeting. Approval of the Shares Amendment requires the affirmative vote of the holders of a majority of the outstanding shares of NTL Common Stock. Only stockholders of record at the close of business on Thursday, September 17, 1998 are entitled to notice of, and to vote at, the Special Meeting. A complete list of such stockholders will be available for examination by any stockholder of NTL for any purpose related to the Special Meeting, during normal business hours at the offices of NTL in New York, New York for ten days prior to the Special Meeting.

     The Board of Directors of NTL unanimously recommends that stockholders vote in favor of the Share Issuance at the Special Meeting. In addition, the Board of Directors of NTL unanimously recommends that stockholders vote in favor of the Shares Amendment at the Special Meeting.

     Whether or not you plan to attend the Special Meeting, you are urged to mark, date and sign the enclosed proxy and return it promptly so that your vote can be recorded. If you are present at the meeting and desire to do so, you may revoke your proxy and vote in person.

                                          By Order of the Board of Directors,

                                          /s/ RICHARD J. LUBASCH
                                          RICHARD J. LUBASCH
                                          Secretary
Dated: September 30, 1998

PLEASE COMPLETE, DATE, SIGN AND PROMPTLY RETURN YOUR PROXY IN THE
ENCLOSED ENVELOPE, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON. YOU MAY REVOKE YOUR PROXY IN THE MANNER DESCRIBED IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS AT ANY TIME BEFORE THE PROXY HAS BEEN VOTED AT THE SPECIAL MEETING.

                       COMCAST UK CABLE PARTNERS LIMITED
                                CLARENDON HOUSE
                              2 CHURCH STREET WEST
                            HAMILTON, HM 11, BERMUDA
                                                              SEPTEMBER 30, 1998

DEAR SHAREHOLDERS:

     You are cordially invited to attend a Special General Meeting of the Shareholders of Comcast UK Cable Partners Limited ("Partners") to be held at Comcast Corporation, 1500 Market Street, 33rd Floor, in Philadelphia, Pennsylvania, on Thursday, October 29, 1998 at 10:00 a.m., local time (the "Special General Meeting").

     The purpose of the Special General Meeting is to consider and, if thought fit, to approve the Agreement and Plan of Amalgamation, dated as of February 4, 1998, as amended (the "Amalgamation Agreement"), among NTL Incorporated, a Delaware corporation ("NTL"), a subsidiary of NTL ("Sub"), and Partners, pursuant to which, among other things, Sub will be amalgamated with Partners (the "Amalgamation"), and shareholders of Partners will receive .3745 shares of NTL Common Stock for each of Partners' Class A Common Shares or Class B Common Shares (together, the "Partners Common Shares").

     Among the assets of Partners are ownership interests in Cable London PLC ("Cable London") and Birmingham Cable Corporation Limited ("Birmingham Cable"). On August 14, 1998, Partners and NTL entered into a settlement agreement (the "TeleWest Agreement") with TeleWest Communications plc ("TeleWest") with respect to, among other things, TeleWest's rights to purchase (the "Purchase Rights") either or both of Partners' ownership interests in Birmingham Cable and Cable London, which represent approximately 17% and 31%, respectively, of the value of Partners in the Amalgamation. Pursuant to the TeleWest Agreement, Partners' interest in Birmingham Cable will be sold to TeleWest immediately prior to the Amalgamation, and either Partners' ownership interest in Cable London will be sold to TeleWest, or TeleWest's ownership interest in Cable London will be sold to Partners, after the Amalgamation. Accordingly, in the Amalgamation, each issued and outstanding Partners Common Share, other than shares held by NTL, any subsidiary of NTL or any subsidiary of Partners and Partners Common Shares held by the shareholders, if any, who properly exercise their dissenters' rights under Bermuda law, will be cancelled in consideration for the receipt of .3745 shares of NTL Common Stock. Cash will be paid in lieu of any fractional share of NTL Common Stock. The consideration to be received by shareholders of Partners in the Amalgamation will be unaffected by the outcome of either the sale of Partners' ownership interest in Cable London or the purchase of TeleWest's ownership interest in Cable London.

     FOR THE REASONS DESCRIBED IN THE ACCOMPANYING JOINT PROXY STATEMENT/ PROSPECTUS, YOUR BOARD OF DIRECTORS (i) HAS DETERMINED THAT THE AMALGAMATION IS IN THE BEST INTERESTS OF PARTNERS AND ITS SHAREHOLDERS AS A GENERAL BODY, (ii) HAS APPROVED THE AMALGAMATION AGREEMENT AND (iii) RECOMMENDS THAT YOU VOTE IN FAVOR OF THE APPROVAL OF THE AMALGAMATION AT THE SPECIAL GENERAL MEETING.

     In determining that the Amalgamation is in the best interests of Partners and its shareholders as a general body and to recommend approval of the Amalgamation, your Board of Directors has carefully reviewed and considered the terms and conditions of the Amalgamation Agreement, as well as a number of other factors, including the opinion, dated February 4, 1998, of HSBC Investment Bank plc to the effect that, based upon and subject to the various considerations set forth therein, as of the date of such opinion, the consideration to be paid in connection with the Amalgamation to holders of Class A Common Shares is fair from a financial point of view. The full text of such opinion is set forth as Annex E to the accompanying Joint Proxy Statement/Prospectus.

     Consummation of the Amalgamation is subject to certain conditions, including the approval of the issuance of shares of NTL Common Stock pursuant to the Amalgamation in accordance with the terms of the Amalgamation Agreement by stockholders of NTL, the approval and adoption of the Amalgamation and the Amalgamation Agreement and the transactions contemplated thereby by shareholders of Partners, the receipt of certain bondholder consents and the receipt of certain approvals from governmental and regulatory authorities. In this regard, you should note that shareholders of Partners entitled to cast 83.8% of the total votes to be cast have already agreed to vote in favor of the Amalgamation Agreement.

     If you have any questions prior to the Special General Meeting or need further assistance, please call our proxy solicitor, D.F. King & Co., Inc. at
(800) 758-7358.

     The enclosed Notice and Joint Proxy Statement/Prospectus contain details concerning the Amalgamation. We urge you to read and consider these documents carefully. Whether or not you plan to attend the Special General Meeting, please be sure to sign, date and return the enclosed proxy card in the enclosed, postage-paid, envelope as promptly as possible so that your shares may be represented at the Special General Meeting and voted in accordance with your wishes. It is important that your shares be represented at the Special General Meeting. Your vote is important regardless of the number of shares you own.

                                          Very truly yours,

                                          /s/ RALPH J. ROBERTS
                                          RALPH J. ROBERTS
                                          Chairman of the Board

                       COMCAST UK CABLE PARTNERS LIMITED
                                CLARENDON HOUSE
                              2 CHURCH STREET WEST
                            HAMILTON, HM 11, BERMUDA

                       NOTICE OF SPECIAL GENERAL MEETING
                    TO BE HELD ON THURSDAY, OCTOBER 29, 1998

     Notice is hereby given that a Special General Meeting (the "Special General Meeting") of Comcast UK Cable Partners Limited ("Partners") will be held on Thursday, October 29, 1998 at 10:00 a.m., local time, at Comcast Corporation, 1500 Market Street, 33rd Floor, in Philadelphia, Pennsylvania, for the following purposes:

          1. To consider and, if thought fit, to approve the Agreement and Plan of Amalgamation, dated February 4, 1998, as amended (the "Amalgamation Agreement"), among NTL Incorporated, a Delaware corporation ("NTL"), NTL (Bermuda) Limited, a Bermuda corporation and a wholly-owned subsidiary of NTL ("Sub"), and Partners, pursuant to which Sub will amalgamate with Partners (the "Amalgamation"), and the issued and outstanding Class A Common Shares, par value L.01 per share (the "Class A Common Shares"), and Class B Common Shares, par value L.01 per share (the "Class B Common Shares" and, together with the Class A Common Shares, the "Partners Common Shares"), of Partners, other than Partners Common Shares held by NTL, any subsidiary of NTL or any subsidiary of Partners and Partners Common Shares held by the shareholders, if any, who properly exercise their dissenters' rights under Bermuda law, will be cancelled in consideration for the receipt of the consideration provided for in the Amalgamation Agreement.

          2. To transact such other incidental business as may properly come before the Special General Meeting or any adjournment or postponement thereof.

     The close of business on Thursday, September 17, 1998 has been fixed as the record date for receiving notice of the Special General Meeting. All holders of Partners Common Shares entered in the registrar of members of Partners at that time are entitled to notice of, and all holders of Partners Common Shares entered in the registrar of members of Partners at the date of the Special General Meeting are entitled to vote at, the Special General Meeting and any adjournment or postponement thereof.

     The Board of Directors of Partners has unanimously determined that the Amalgamation is in the best interests of Partners and its shareholders, and recommends that you vote in favor of the approval of the Amalgamation Agreement. In making such determination, the Board of Directors considered a number of factors, including among other things, the opinion, dated February 4, 1998, of HSBC Investment Bank plc, Partner's financial advisor, to the effect that, as of such date and based upon and subject to certain matters stated in the opinion, the consideration to be issued in the Amalgamation is fair to the holders of the Class A Common Shares from a financial point of view. The full text of such opinion is set forth as Annex E to the accompanying Joint Proxy Statement/ Prospectus. For the purposes of Section 106 of the Bermuda Companies Act 1981, as amended, it has been determined that the fair value of the Partners Common Shares is at least $10.00 per share.

     Holders of Partners Common Shares who do not vote in favor of the Amalgamation have the right to apply to the Supreme Court of Bermuda within one month of the date of this notice for an appraisal of the fair value of their shares. See "THE AMALGAMATION -- Rights of Dissenting Shareholders" in the accompanying Joint Proxy Statement/Prospectus.

     All shareholders are cordially invited to attend the Special General Meeting. Whether or not you plan to attend the Special General Meeting, the Board of Directors urges you to sign, date and return promptly the enclosed proxy in the postage-paid envelope provided. The proxies are solicited by the Board of Directors. The return of the proxy will not affect your right to vote in person if you do attend the Special General Meeting. Further information regarding the Special General Meeting and the Amalgamation is set forth in the accompanying Joint Proxy Statement/Prospectus and the annexes thereto.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          /s/ STANLEY L. WANG
                                          STANLEY L. WANG
                                          Secretary

September 30, 1998

                                NTL INCORPORATED

                                      AND

                       COMCAST UK CABLE PARTNERS LIMITED
                             JOINT PROXY STATEMENT
                            ------------------------
                                NTL INCORPORATED

                                   PROSPECTUS
                            SHARES OF COMMON STOCK,
                            PAR VALUE $.01 PER SHARE
                 SHARES OF CLASS D REDEEMABLE PREFERRED STOCK,
                            PAR VALUE $.01 PER SHARE
                            ------------------------

    This Joint Proxy Statement/Prospectus is being furnished to the holders of common stock, par value $.01 per share (the "NTL Common Stock"), of NTL Incorporated, a Delaware corporation ("NTL"), in connection with the solicitation of proxies by the Board of Directors of NTL (the "NTL Board") for use at a Special Meeting of Stockholders of NTL to be held at 10:00 a.m., local time, at the Essex House Hotel, 160 Central Park South, Hyde Park Suite, New York, New York 10019, on Thursday, October 29, 1998, and at any adjournments or postponements thereof (the "NTL Special Meeting").

    This Joint Proxy Statement/Prospectus is also being furnished to the holders of the Class A Common Shares, par value L.01 per share (the "Class A Common Shares"), and the holders of the Class B Common Shares, par value L.01 per share (the "Class B Common Shares" and, together with the Class A Common Shares, the "Partners Common Shares") of Comcast UK Cable Partners Limited, a Bermuda corporation ("Partners"), in connection with the solicitation of proxies by the Board of Directors of Partners (the "Partners Board") for use at a Special General Meeting of Shareholders of Partners to be held at Comcast Corporation, 1500 Market Street, 33rd Floor, in Philadelphia, Pennsylvania, on Thursday, October 29, 1998, and at any adjournments or postponements thereof (the "Partners Special General Meeting").

    This Joint Proxy Statement/Prospectus relates to the Agreement and Plan of Amalgamation, dated as of February 4, 1998, as amended (the "Amalgamation Agreement"), among NTL, NTL (Bermuda) Limited, a Bermuda corporation and a wholly-owned subsidiary of NTL ("Sub"), and Partners which provides for the amalgamation of Sub with Partners (the "Amalgamation"), with the separate existence of Sub and Partners continuing in the form of the company resulting from the Amalgamation (the "Amalgamated Company").

    On August 14, 1998, NTL and Partners entered into a settlement agreement (the "TeleWest Agreement") with TeleWest Communications plc ("TeleWest") and TeleWest Communications Holdings Limited ("TeleWest Holdings") with respect to, among other things, TeleWest's rights to purchase (the "Purchase Rights") either or both of Partners' interests in Birmingham Cable Corporation Limited ("Birmingham Cable") and Cable London PLC ("Cable London"). Pursuant to the TeleWest Agreement, Partners' interest in Birmingham Cable (the "Birmingham Cable Equity Interest") will be sold to TeleWest immediately prior to the Amalgamation, and either Partners' interest in Cable London (the "Cable London Equity Interest" and, together with the Birmingham Cable Equity Interest, the "Equity Interests") will be sold to TeleWest, or TeleWest's interest in Cable London will be sold to Partners, after the Amalgamation. Accordingly, in the Amalgamation, each Partners Common Share outstanding immediately prior to the Effective Time (as defined herein), other than shares held by NTL, any subsidiary of NTL or any subsidiary of Partners and Partners Common Shares held by the shareholders, if any, who properly exercise their dissenters' rights under Bermuda law, will be cancelled in consideration for the receipt of .3745 (the "Exchange Ratio") shares of NTL Common Stock which would be valued at approximately $16.81, based on the September 29, 1998 composite closing price of $44.875 per share of NTL Common Stock, as reported on the Nasdaq National Market (the "NASDAQ"). Cash will be paid in lieu of any fractional share of NTL Common Stock. See "THE AMALGAMATION AGREEMENT -- Cancellation of Shares" and "THE TELEWEST AGREEMENT."

    If, due to a breach of the TeleWest Agreement, the sale of the Birmingham Cable Equity Interest pursuant to the TeleWest Agreement is not consummated prior to the closing of the Amalgamation (the "Closing"), the status of the Birmingham Cable Equity Interest will be "Unresolved" for purposes of the Amalgamation, and shareholders of Partners may receive, at NTL's option, .3108 shares of NTL Common Stock, as well as .0637 shares of NTL Class D Redeemable Preferred Stock (the "NTL Class D Stock") equal to a portion of the consideration allocable to the Birmingham Cable Equity Interest in lieu of the Exchange Ratio. If issued, the NTL Class D Stock would have the same voting and dividend rights as the NTL Common Stock and would be expected to be listed for trading on the NASDAQ. Following the sale of the Birmingham Cable Equity Interest to TeleWest pursuant to the TeleWest Agreement, such shares of NTL Class D Stock, if issued, will be exchanged for NTL Common Stock on a one-for-one basis. Cash will be paid in lieu of any fractional share of NTL Class D Stock. See "THE AMALGAMATION -- General." TeleWest is a cable television provider in the United Kingdom (the "UK") with different franchise areas than those of NTL and a co-owner with Partners of interests in Birmingham Cable and Cable London.

    The consummation of the Amalgamation is subject to, among other things, (i) the approval of the issuance of shares of NTL Common Stock pursuant to the Amalgamation in accordance with the terms of the Amalgamation Agreement (the "Share Issuance") by the affirmative vote of the holders of a majority of the votes cast on the Share Issuance at the NTL Special Meeting; (ii) the approval of the Amalgamation at the Partners Special General Meeting by the affirmative vote of the holders of a majority of the total votes able to be cast at general meetings of Partners; and (iii) the receipt of certain governmental and regulatory approvals. A copy of the Amalgamation Agreement is attached hereto as Annex A. In this regard, since shareholders of Partners entitled to cast 83.8% of the total vote entitled to be cast at the Partners Special General Meeting have agreed to vote in favor of the Amalgamation, the Partners Shareholder Approval is assured.

    This Joint Proxy Statement/Prospectus is also being furnished to stockholders of NTL in connection with the solicitation of proxies by the NTL Board from holders of NTL Common Stock for use at the NTL Special Meeting to vote upon a proposal to amend the Restated Certificate of Incorporation of NTL to increase the maximum number of authorized shares of NTL Common Stock from 100,000,000 to 400,000,000 shares and to increase the maximum number of authorized shares of preferred stock, par value $.01 per share, of NTL from 2,500,000 to 10,000,000 shares (the "Shares Amendment"). Approval of the Shares Amendment requires the affirmative vote of the holders of a majority of the outstanding shares of NTL Common Stock.

    This Joint Proxy Statement/Prospectus also constitutes the Prospectus of NTL filed as part of a Registration Statement on Form S-4 (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act"), relating to the shares of NTL Common Stock constituting the Share Issuance. It is anticipated that approximately 18.8 million shares of NTL Common Stock will be issued in the Share Issuance assuming that shareholders of Partners receive .3745 shares of NTL Common Stock in the Amalgamation, representing approximately 31.2% of the shares of NTL Common Stock expected to be outstanding after giving effect to the consummation of the Amalgamation. The Registration Statement also relates to the shares of NTL Class D Stock which may be received as partial consideration by holders of Partners Common Shares in connection with the Amalgamation in the event that the sale of the Birmingham Cable Equity Interest pursuant to the TeleWest Agreement is not consummated prior to the Closing. If NTL Class D Stock is to be issued as part of the consideration in the Amalgamation, it is anticipated that approximately 3.2 million shares of NTL Class D Stock will be issued, representing 100% of the shares of such stock expected to be outstanding after giving effect to the consummation of the Amalgamation. See "THE AMALGAMATION AGREEMENT -- Cancellation of Shares."

(Cover page of Joint Proxy Statement/Prospectus continues on next page)

(Continuation of cover page of Joint Proxy Statement/Prospectus)

    The NTL Common Stock is quoted and traded on the NASDAQ under the symbol "NTLI." The Class A Common Shares are traded in the over-the-counter market and are quoted on the NASDAQ under the symbol "CMCAF." There is no established public trading market for the Class B Common Shares. On February 4, 1998, the last trading day prior to the public announcement of the execution of the Amalgamation Agreement, the composite closing prices of the NTL Common Stock and the Class A Common Shares, as reported on the NASDAQ, were $32.000 per share and $9.250 per share, respectively. On September 29, 1998, the last trading day prior to the date of this Joint Proxy Statement/Prospectus, the composite closing prices of the NTL Common Stock and the Class A Common Shares, as reported on the NASDAQ, were $44.875 per share and $15.875 per share, respectively.

    This Joint Proxy Statement/Prospectus and the accompanying form of proxy are first being sent to stockholders of NTL and shareholders of Partners on or about Wednesday, September 30, 1998.

    In reviewing this Joint Proxy Statement/Prospectus, stockholders of NTL and shareholders of Partners should carefully consider the matters described under the heading "RISK FACTORS" on page 32.
                            ------------------------
THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE AMALGAMATION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
  SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
    ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
     THIS JOINT PROXY STATEMENT/PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------
    The date of this Joint Proxy Statement/Prospectus is September 30, 1998.

     No person has been authorized to give any information or to make any representations with respect to matters described in this Joint Proxy Statement/Prospectus other than those contained or incorporated by reference herein, and, if given or made, such information or representations must not be relied upon as having been authorized by either NTL or Partners. This Joint Proxy Statement/Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor does it constitute the solicitation of a proxy in any jurisdiction to or from any person to whom or from whom it is unlawful to make any such offer or solicitation in such jurisdiction. Neither the delivery of this Joint Proxy Statement/Prospectus nor any distribution of securities hereunder shall, under any circumstances, create any implication that there has been no change in the information set forth herein or in the affairs of NTL or Partners since the date hereof.

     As used in this Joint Proxy Statement/Prospectus, unless the context otherwise requires, the term "NTL" refers to NTL Incorporated and its consolidated subsidiaries and partnership and the term "Partners" refers to Comcast UK Cable Partners Limited and its subsidiaries. All information regarding NTL and its subsidiaries in this Joint Proxy Statement/Prospectus has been supplied by NTL, and all information regarding Partners and its subsidiaries has been supplied by Partners.

                             AVAILABLE INFORMATION

     NTL and Partners are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the SEC: 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a World Wide Web site at http://www.sec.gov which contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. In addition, materials filed by NTL and Partners with the NASDAQ may be inspected at the offices of the NASDAQ at 1735 K Street, N.W., Washington, D.C. 20006.

     This Joint Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted pursuant to the rules and regulations of the SEC. Reference is made to the Registration Statement and the exhibits thereto for further information. Such additional information may be obtained from the SEC's principal office in Washington, D.C., as set forth above. Statements contained or incorporated by reference herein concerning the provisions of any agreement or other document filed as an exhibit to the Registration Statement or otherwise filed with the SEC are not necessarily complete, and readers are referred to the copy so filed for more detailed information, each such statement being qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     NTL incorporates by reference herein the following documents heretofore filed by it with the SEC pursuant to the Exchange Act:

     1. NTL's Annual Report on Form 10-K for the year ended December 31, 1997, dated March 30, 1998;

     2. NTL's Current Reports on Form 8-K, dated February 5, 1998 (filed on February 6, 1998), March 6, 1998 (filed on March 9, 1998), March 18, 1998 (filed on March 20, 1998), May 29, 1998 (filed on June 2, 1998),
        June 16, 1998 (filed on June 16, 1998) and August 14, 1998 (filed on August 18, 1998); and

     3. NTL's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, dated May 14, 1998, and June 30, 1998, dated August 14, 1998.

     Partners incorporates by reference herein the following documents heretofore filed by it with the SEC pursuant to the Exchange Act:

     1. Partners' Annual Report on Form 10-K for the year ended December 31, 1997, dated March 25, 1998;

     2. Partners' Current Reports on Form 8-K, dated February 5, 1998 (filed on February 10, 1998), May 28, 1998 (filed on June 4, 1998) and August 14, 1998 (filed on August 19, 1998);

     3. Partners' Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, dated May 14, 1998, and June 30, 1998, dated August 14, 1998;
        and

     4. The description of Partners' capital stock which is contained in Partners' Registration Statement, dated September 2, 1994, including any amendment or reports filed for the purpose of updating such description.

     All reports and other documents filed by either NTL or Partners pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Joint Proxy Statement/Prospectus and prior to the date of the NTL Special Meeting or the Partners Special General Meeting, as the case may be, shall be deemed to be incorporated by reference herein and to be a part hereof from the dates of filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Joint Proxy Statement/ Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes the earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Proxy Statement/Prospectus.

     THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF SUCH DOCUMENTS (OTHER THAN EXHIBITS THERETO WHICH ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE HEREIN) ARE AVAILABLE, WITHOUT CHARGE, TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS JOINT PROXY STATEMENT/PROSPECTUS IS SENT, UPON WRITTEN OR ORAL REQUEST TO, IN THE CASE OF DOCUMENTS RELATING TO NTL, NTL INCORPORATED, 110 EAST 59TH STREET, NEW YORK, NEW YORK 10022, ATTENTION: RICHARD
J. LUBASCH, TELEPHONE (212) 906-8440 AND, IN THE CASE OF DOCUMENTS RELATING TO PARTNERS, COMCAST UK CABLE PARTNERS LIMITED, CLARENDON HOUSE, 2 CHURCH STREET WEST, HAMILTON, HM 11, BERMUDA, ATTENTION: COMPANY SECRETARY, TELEPHONE (441) 295-5950. IN ORDER TO ENSURE DELIVERY OF DOCUMENTS PRIOR TO THE NTL SPECIAL MEETING OR THE PARTNERS SPECIAL GENERAL MEETING, AS THE CASE MAY BE, ANY SUCH REQUEST SHOULD BE MADE NOT LATER THAN MONDAY, OCTOBER 19, 1998.
                            ------------------------

                           FORWARD-LOOKING STATEMENTS

     When used in this Joint Proxy Statement/Prospectus or in documents incorporated by reference herein with respect to NTL and Partners, the words "estimate," "project," "intend," "expect" and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Joint Proxy Statement/Prospectus or as of the date of such other documents. Actual results may differ materially from those contemplated in such projections and forward-looking statements. Important assumptions and factors that could cause actual results to differ materially from those contemplated or projected, forecast, estimated or budgeted in or expressed or implied by such projections and forward-looking statements include: (i) those specified in the "RISK FACTORS" section; (ii) industry trends; (iii) the ability of NTL and Partners to continue to design network routes, install facilities, obtain and maintain any required government licenses or approvals and finance construction and development, all in a timely manner, at reasonable costs and on satisfactory terms and conditions; (iv) assumptions about customer acceptance, churn rates, overall market penetration and competition from providers of alternative services, and availability, terms and deployment of capital; (v) general economic and business conditions in the United States and the UK; and (vi) NTL's ability to integrate and successfully operate acquired businesses, including, without limitation, Partners. Other factors and assumptions not identified above were also involved in the derivation of these forward-looking statements, and the failure of such other assumptions to be realized, as well as other factors, may also cause actual results to differ materially from those projected. Neither NTL nor Partners assumes any obligation to update such forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking statements.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
AVAILABLE INFORMATION.......................................     2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............     2
FORWARD-LOOKING STATEMENTS..................................     3
GLOSSARY OF DEFINED TERMS...................................     8
SUMMARY.....................................................    15
  The Companies.............................................    15
  The NTL Special Meeting...................................    16
  The Partners Special General Meeting......................    16
  The Amalgamation and the Amalgamation Agreement...........    17
  The TeleWest Agreement....................................    24
  Certain Agreements Related to the Amalgamation............    25
  Stockholders' Comparative Rights..........................    25
  Proposal for Shares Amendment.............................    26
  Recent Developments.......................................    26
  Summary Historical Financial Data of NTL..................    27
  Summary Historical Financial Data of Partners, Birmingham
     Cable, Cable London and Cambridge Cable................    28
  Summary Pro Forma Financial Data..........................    30
  Summary Pro Forma Per Share and Other Data................    31
RISK FACTORS................................................    32
  Risks to NTL of the Uncertainty of the Outcome of the
     Cable London "Shoot-Out"...............................    32
  Fixed Ratios Despite Change in Relative Stock Prices......    32
  Partners' Inability to Control Cable London...............    32
  Rights Relating to Control of Partners by Comcast; Voting
     Agreements.............................................    33
  Risks to Shareholders of Partners Resulting from
     Differences in Stockholder Rights......................    33
  Risks Associated with the NTL Class D Stock...............    33
  Uncertainties in Integrating Operations and Achieving Cost
     Savings................................................    34
  Necessity of Receiving Governmental Approvals and Debt
     Consents Prior to the Amalgamation.....................    34
  Risks Related to Partners Indenture.......................    34
  Potential Adverse Consequences of Leverage of NTL.........    35
  Network Construction Costs of NTL, the Partners Operating
     Companies and ComTel; Need for Additional Financing....    36
  Holding Company Structure of NTL and Partners; Dependence
     Upon Cash Flow from Subsidiaries.......................    37
  Operating Losses of NTL and Partners......................    39
  Deficiency of Earnings to Fixed Charges and Earnings to
     Combined Fixed Charges and Preferred Stock Dividends of
     NTL....................................................    39
  Requirement of NTL and the Partners Operating Companies to
     Meet Build Milestones..................................    39
  Uncertainty of Construction Progress and Costs............    40
  Significant Competition for NTL and the Partners Operating
     Companies..............................................    40
  Limited Access of NTL and the Partners Operating Companies
     to Programming.........................................    42
  Possible Changes in Government Regulation.................    42
  NTL's Dependence Upon Site Sharing Arrangement............    43
  NTL's Dependence Upon ITV and Other Contracts.............    43

                                                              PAGE
                                                              ----
  Risks Relating to NTL's Management of Growth and
     Expansion..............................................    43
  Dependence Upon Key Personnel of NTL......................    44
  Risks of Rapid Technological Changes on Business of NTL
     and the Partners Operating Companies...................    44
  Currency Risk.............................................    44
  Risks of Limited Insurance Coverage.......................    44
SELECTED HISTORICAL FINANCIAL DATA OF NTL...................    45
SELECTED HISTORICAL FINANCIAL DATA OF PARTNERS, BIRMINGHAM
  CABLE, CABLE LONDON AND CAMBRIDGE CABLE...................    47
UNAUDITED PRO FORMA FINANCIAL DATA..........................    49
THE NTL SPECIAL MEETING.....................................    57
  Purpose, Time and Place...................................    57
  Record Date; Voting Rights................................    57
  Quorum....................................................    57
  Required Vote.............................................    57
  Proxies...................................................    57
THE PARTNERS SPECIAL GENERAL MEETING........................    59
  Purpose, Time and Place...................................    59
  Record Date; Voting Rights................................    59
  Quorum....................................................    59
  Required Vote.............................................    59
  Dissenters' Rights........................................    60
  Proxies...................................................    60
THE AMALGAMATION............................................    61
  General...................................................    61
  Purchase Rights Relating to Partners' Interests in
     Birmingham Cable and Cable London......................    62
  Background of the Amalgamation............................    64
  NTL's Reasons for the Amalgamation; Recommendation of the
     NTL Board..............................................    66
  Opinion of NTL's Financial Advisor........................    67
  Partners' Reasons for the Amalgamation; Recommendation of
     the
     Partners Board.........................................    71
  Opinion of Partners' Financial Advisor....................    73
  Directors and Officers....................................    79
  Interests of Certain Persons in the Amalgamation..........    79
  Accounting Treatment......................................    80
  Governmental and Regulatory Approvals.....................    80
  The Debt Consents.........................................    82
  Restrictions on Sales of Shares by Affiliates.............    82
  Material Tax Consequences of the Amalgamation.............    82
  Stock Exchange Listing....................................    84
  Rights of Dissenting Shareholders.........................    84
THE AMALGAMATION AGREEMENT..................................    85
  Cancellation of Shares....................................    85
  Exchange Agent; Procedures for Exchange of Certificates...    87
  No Fractional Shares......................................    88
  Representations and Warranties............................    89
  Conduct of Business Pending the Amalgamation..............    90
  No Solicitation...........................................    92

                                                              PAGE
                                                              ----
  Partners Incentive Plans..................................    93
  Employee Benefits.........................................    94
  Indemnification and Insurance.............................    94
  Conditions Precedent to the Amalgamation..................    95
  Additional Agreements.....................................    96
  Termination...............................................    97
  Fees and Expenses.........................................    98
  Amendment.................................................    98
  Extension; Waiver.........................................    98
THE TELEWEST AGREEMENT......................................    99
CERTAIN AGREEMENTS RELATED TO THE AMALGAMATION..............   104
  Voting Agreements.........................................   104
  The Registration Rights Agreement.........................   105
  Lock-Up Agreements........................................   106
MARKET PRICE DATA AND DIVIDENDS.............................   107
DESCRIPTION OF NTL CAPITAL STOCK............................   108
  General...................................................   108
  NTL Common Stock..........................................   108
  NTL Preferred Stock.......................................   108
  Section 203 of the DGCL...................................   113
  Transfer Agent and Registrar..............................   114
  NTL Rights Agreement......................................   114
COMPARISON OF THE RIGHTS OF STOCKHOLDERS OF NTL AND
  SHAREHOLDERS OF PARTNERS..................................   116
  General...................................................   116
  Authorized Capital........................................   116
  Special Meetings of Stockholders..........................   116
  Stockholder Action by Consent.............................   116
  Amendments to Charter.....................................   117
  Inspection of Books and Records; Shareholder and
     Stockholder Lists......................................   117
  Voting Rights with Respect to Extraordinary Corporate
     Transactions...........................................   117
  Dissenters' Rights........................................   118
  Derivative Suits..........................................   118
  Tender Offer Statutes.....................................   119
  NTL Rights Agreement......................................   119
  Number of Directors; Election of Directors; Removal;
     Vacancies..............................................   120
  Advance Notice of Director Nominations....................   120
  Limitations on Director Liability.........................   120
  Indemnification of Directors and Officers.................   121
PROPOSAL FOR SHARES AMENDMENT...............................   122
BUSINESS OF NTL.............................................   124
  Residential Telecoms and Television Services..............   124
  National Telecoms Services................................   125
  Broadcast Services........................................   126
BUSINESS OF PARTNERS........................................   127
  Partners Operating Companies' Systems.....................   127
  Revenue Sources...........................................   128
RECENT DEVELOPMENTS.........................................   129
  Diamond...................................................   129
  ComTel....................................................   129
  Redemption of 10 7/8% Notes...............................   129

                                                              PAGE
                                                              ----
STOCK OWNERSHIP.............................................   130
LEGAL MATTERS...............................................   131
EXPERTS.....................................................   131
STOCKHOLDER PROPOSALS.......................................   132
INDEX TO FINANCIAL STATEMENTS...............................   F-1
ANNEX A AMALGAMATION AGREEMENT..............................   A-1
ANNEX B AMENDMENT NO. 1 TO AMALGAMATION AGREEMENT...........   B-1
ANNEX C AMENDMENT NO. 2 TO AMALGAMATION AGREEMENT...........   C-1
ANNEX D OPINION OF DONALDSON, LUFKIN & JENRETTE SECURITIES
        CORPORATION.........................................   D-1
ANNEX E OPINION OF HSBC INVESTMENT BANK PLC.................   E-1
ANNEX F VOTING AGREEMENTS...................................   F-1
ANNEX G FORM OF REGISTRATION RIGHTS AGREEMENT...............   G-1
ANNEX H FORMS OF LOCK-UP AGREEMENTS.........................   H-1
ANNEX I CERTIFICATE OF DESIGNATION, NTL CLASS D STOCK.......   I-1
ANNEX J FORM OF PROXY CARD WITH RESPECT TO PARTNERS.........   J-1
ANNEX K FORM OF PROXY CARD WITH RESPECT TO NTL..............   K-1
ANNEX L TELEWEST AGREEMENT..................................   L-1

                           GLOSSARY OF DEFINED TERMS

     "Acceptance Period" shall mean the 30-day period following the Offer Notice in which TeleWest may accept or decline the Offer by notice to Partners.

     "Acquiring Person" shall mean, for purposes of the Rights Agreement, a person or group of affiliated or associated persons who has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of NTL Common Stock.

     "Acquisition" shall mean the acquisition of shares of Cable London by either TeleWest or Partners pursuant to the TeleWest Agreement.

     "Adjusted SAR" shall mean certain SARs of Partners which pursuant to the Amalgamation Agreement shall be adjusted such that after the Effective Time, each such SAR will represent a right to receive an amount of cash, on the same terms and conditions as were previously applicable under such SAR, without regard to any provision reducing the period of exercise of such SAR pursuant to the cessation of service as a director of Partners, equal to the amount by which the Fair Market Value (as defined in the Partners SAR Plan) per share of NTL Common Stock multiplied by the Exchange Ratio (rounded to the nearest cent) exceeds a base price per share of NTL Common Stock equal to the base price for the Partners Class A Common Share subject to such SAR.

     "Amalgamated Company" shall mean the company resulting from the Amalgamation.

     "Amalgamation" shall mean the amalgamation under Bermuda law of Sub with Partners.

     "Amalgamation Adjusted Option" shall mean certain employee stock options of Partners which pursuant to the Amalgamation Agreement shall be adjusted such that after the Effective Time, each such option will represent an option to acquire, on the same terms and conditions as were previously applicable under such option, the number of shares of NTL Common Stock equal to the number of Partners Common Shares subject to such option, multiplied by the Exchange Ratio (such product rounded up to the nearest whole number), at an exercise price per share of NTL Common Stock (rounded down to the nearest whole cent) equal to (i) the aggregate exercise price for Partners Common Shares otherwise purchasable pursuant to such option divided by (ii) the aggregate number of whole shares of NTL Common Stock deemed to be subject to such option in accordance with the foregoing.

     "Amalgamation Agreement" shall mean the Agreement and Plan of Amalgamation, dated as of February 4, 1998, as amended, among NTL, Sub and Partners.

     "BBC" shall mean the British Broadcasting Corporation.

     "Birmingham Cable" shall mean Birmingham Cable Corporation Limited.

     "Birmingham Cable Completion" shall mean the date of completion of the obligations required for the sale and purchase of Partners' ownership interest in Birmingham Cable and Partners' rights and interests in the Birmingham Cable Loans and Fees pursuant to the TeleWest Agreement.

     "Birmingham Cable Equity Interest" shall mean Partners' 27.5% interest in Birmingham Cable.

     "Birmingham Cable Loans and Fees" shall mean, pursuant to the TeleWest Agreement, certain subordinated loans and fees due from Birmingham Cable and its subsidiaries.

     "BSkyB" shall mean British Sky Broadcasting.

     "BT" shall mean British Telecommunications plc.

     "Cable London" shall mean Cable London PLC.

     "Cable London Completion" shall mean the date of completion of the obligations required for the sale and purchase of the ownership interests of either Partners or TeleWest in Cable London and the rights and interests of Partners or TeleWest in the Cable London Loans and Fees pursuant to the TeleWest Agreement.

     "Cable London Equity Interest" shall mean Partners' 50% interest in Cable London.

     "Cable London Loan and Fees" shall mean, pursuant to the TeleWest Agreement, certain subordinated loans and fees from Cable London and its subsidiaries due to either Partners, Comcast UK Cable or TeleWest and any of their respective subsidiaries and parent undertakings.

     "Cable London Sale Shares" shall mean the shares of Cable London held by either TeleWest or Partners to be sold pursuant to the TeleWest Agreement.

     "Cambridge Cable" shall mean Cambridge Holding Company Limited.

     "CATV" shall mean cable television.

     "CCC" shall mean Comcast Cellular Corporation, an affiliate of Partners.

     "Certificate of Amalgamation" shall mean the certificate of amalgamation duly issued by the Bermuda Registrar of Companies.

     "Certificates" shall mean the certificates which immediately prior to the Effective Time represented outstanding Partners Common Shares.

     "Chase" shall mean The Chase Manhattan Bank.

     "Chemical" shall mean Chemical Investment Bank Limited.

     "CIBC" shall mean the Canadian Imperial Bank of Commerce.

     "Class A Common Shares" shall mean the Class A Common Shares, par value
L.01 per share, of Partners.

     "Class B Common Shares" shall mean the Class B Common Shares, par value
L.01 per share, of Partners.

     "Closing" shall mean the closing of the Amalgamation.

     "Closing Date" shall mean the date of the Closing which shall be 10:00 a.m., Eastern time, on a date to be specified by the parties to the Amalgamation Agreement.

     "Code" shall mean the Internal Revenue Code of 1986, as amended.

     "Comcast" shall mean Comcast Corporation.

     "Comcast UK Consulting" shall mean Comcast UK Consulting, Inc.

     "Comcast Voting Agreement" shall mean the Voting Agreement executed by Comcast in connection with the Amalgamation.

     "Companies Act" shall mean the Bermuda Companies Act 1981, as amended.

     "ComTel" shall mean the collective operations of ComTel Limited and Telecential Communications.

     "ComTel Agreement" shall mean the acquisition agreement, dated June 16, 1998, between NTL and Vision Networks III B.V., a wholly-owned subsidiary of Royal PTT Nederland NV (KPN), for the acquisition of ComTel.

     "Confidentiality Agreement" shall mean the Confidentiality Agreement, dated March 10, 1997, between NTL and Partners.

     "Co-Owner" shall mean either Partners or TeleWest in connection with the Co-Ownership Agreement.

     "Co-Ownership Agreement" shall mean the Co-Ownership Agreement, dated March 12, 1990, as amended and supplemented, to which Partners and TeleWest are parties.

     "Corporate Documents" shall mean the NTL Restated Certificate, the Partners Charter, the NTL By-laws and the Partners Bye-laws.

     "Court" shall mean the Supreme Court of Bermuda.

     "CUKCP Cable London Loans and Fees" shall mean, pursuant to the TeleWest Agreement, certain subordinated loans and fees due to Partners and Comcast UK Consulting and any of their respective subsidiaries and parent undertakings from Cable London and its subsidiaries.

     "Debt Consents" shall mean the Partners Consent, the consent or effective waiver of the holders of a majority amount of the 12 3/4% Notes, the 11 1/2% Notes and the 10% Notes.

     "Determination Time" shall mean the fifth business day prior to the Effective Time.

     "D.F. King" shall mean D.F. King & Co., Inc., NTL's and Partners' proxy solicitor.

     "DGCL" shall mean the Delaware General Corporation Law.

     "Diamond" shall mean Diamond Cable Communications Plc.

     "Diamond Agreement" shall mean the Share Exchange Agreement, dated as of June 16, 1998, among NTL and the shareholders of Diamond set forth therein.

     "Dissenting Shareholder" shall mean any holder of Partners Common Shares who does not vote in favor of the Amalgamation, is not satisfied that he has been offered the fair value of his shares and within one month of the giving of notice of the Partners Special General Meeting applies to the Court to appraise the fair value of his shares.

     "Dissenting Shares" shall mean the Partners Common Shares owned by a Dissenting Shareholder.

     "DLJ" shall mean Donaldson, Lufkin & Jenrette Securities Corporation.

     "DLJ Opinion" shall mean the written opinion of DLJ, dated February 3, 1998, to the NTL Board to the effect that, as of such date, and based upon and subject to the assumptions, limitations and qualifications set forth in such opinion, the Exchange Ratio was fair to NTL from a financial point of view.

     "DTH" shall mean direct-to-home.

     "DTT" shall mean digital terrestrial television.

     "EC" shall mean the European Commission.

     "Effective Time" shall mean the effective time of the Amalgamation.

     "11.20% Debentures" shall mean Partners' 11.20% Senior Discount Debentures Due 2007.

     "11 1/2% Notes" shall mean NTL's 11 1/2% Senior Deferred Coupon Notes Due 2006.

     "EMCG" shall mean East Midlands Cable Group Limited.

     "End Date" shall mean November 4, 1998, unless extended pursuant to the Amalgamation Agreement.

     "Energis" shall mean Energis Communications Limited, a subsidiary of the National Grid Company plc.

     "Equity Interest Proceeds" shall mean, with respect to Partners' interests in Cable London and Birmingham Cable, the pro rata net proceeds (i.e., the net amount received for the relevant equity interest (without regard to debt, loans from Partners to Birmingham Cable and Cable London or the debt component (i.e., face amount and accrued and unpaid interest)) of any convertible security) from the consummation of the sale of the relevant interest under the applicable Purchase Rights less the Tax Adjustment (as defined in the Amalgamation Agreement), provided that, in the case of Partners' interest in Cable London, such amount shall be adjusted as follows: (i) if the convertible debt in Cable London has been converted prior to or in connection with the exercise of the Purchase Rights relating to Partners' interest in Cable London, the Equity Interest Proceeds shall be decreased by an amount equal to the debt component of Partners' share of such convertible debt and (ii) if such convertible debt has not been converted prior to or in connection with the exercise of such Purchase Right, the Equity Interest Proceeds shall be increased by an amount equal to the value of Partners' share of such convertible debt (less the debt component of such convertible debt).

     "Equity Interests" shall mean the Cable London Equity Interest and the Birmingham Cable Equity Interest.

     "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

     "Exchange Ratio" shall mean the ratio of .3745 shares of NTL Common Stock for each Partners Common Share.

     "Exercised" shall mean, with respect to a Purchase Right, that as of the Determination Time such Purchase Right has been effectively exercised by TeleWest other than in connection with a Negotiated TeleWest Transaction.

     "EU" shall mean the European Union.

     "Guarantees" shall mean all guarantees, indemnities, counter-indemnities and letters of comfort given to any third party by Partners as of the date of the TeleWest Agreement in respect of any liability or obligation of Birmingham Cable.

     "Holdings" shall mean Comcast U.K. Holdings, Inc., an indirect, wholly-owned subsidiary of Comcast.

     "HSBC" shall mean HSBC Investment Bank plc.

     "HSBC Opinion" shall mean the written opinion of HSBC, dated February 4, 1998, to the Partners Board to the effect that, as of such date, the consideration to be paid in connection with the Amalgamation to holders of Class A Common Shares (other than NTL and its affiliates) is fair from a financial point of view to such holders, subject to the limitations described therein.

     "HSR Act" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     "ITC" shall mean the Independent Television Commission.

     "ITV" shall mean Independent Television.

     "Long Stop Date" shall mean, pursuant to the TeleWest Agreement, 90 days after the end of the Acceptance Period.

     "MediaOne" shall mean MediaOne Cable Communications Limited.

     "Minister" shall mean the Bermuda Minister of Finance.

     "NASDAQ" shall mean the Nasdaq National Market.

     "Negotiated TeleWest Transaction" shall mean an agreement, arrangement or understanding between NTL and Partners, on the one hand, and TeleWest, on the other hand, directly or indirectly relating to the Purchase Rights or the Birmingham Cable Equity Interest or the Cable London Equity Interest.

     "New Credit Facility" shall mean the eight-year term loan facility, dated October 17, 1997, and amended as of June 16, 1998, between Chase and NTL (UK) Group, Inc.

     "NTL" shall mean NTL Incorporated.

     "NTL 13% Preferred" shall mean NTL's 13% Senior Redeemable Exchangeable Preferred Stock.

     "NTL Average Stock Price" shall mean the average of the high and low sales prices of NTL Common Stock on the NASDAQ for each of the five trading days ending on the trading day prior to the date of determination.

     "NTL Board" shall mean the Board of Directors of NTL.

     "NTL By-laws" shall mean the By-laws of NTL.

     "NTL Capital Stock," as used in the Amalgamation Agreement, shall mean the NTL Common Stock, the NTL Class C Stock and the NTL Class D Stock.

     "NTL Class C Stock" shall mean the NTL Class C Redeemable Preferred Stock.

     "NTL Class D Stock" shall mean the NTL Class D Redeemable Preferred Stock.

     "NTL Common Stock" shall mean the common stock, par value $.01 per share, of NTL.

     "NTL Preferred Stock" shall mean the preferred stock, par value $.01 per share, of NTL.

     "NTL Record Date" shall mean the close of business on Thursday, September 17, 1998.

     "NTL Restated Certificate" shall mean the Restated Certificate of Incorporation of NTL.

     "NTL Special Meeting" shall mean the Special Meeting of Stockholders of NTL to be held at 10:00 a.m., local time, on Thursday, October 29, 1998, at the Essex House Hotel, 160 Central Park South, Hyde Park Suite, New York, New York 10019 and any adjournments or postponements thereof.

     "Offer" shall mean, pursuant to the TeleWest Agreement, an offer by Partners to sell to TeleWest Partners' ownership interest in Cable London and Partners' rights and interests in the Cable London Loans and Fees.

     "Offer Notice" shall mean a notice from Partners to TeleWest of an offer to sell Partners' ownership interest in Cable London and Partners' rights and interests in the Cable London Loans and Fees pursuant to the TeleWest Agreement.

     "OFTEL" shall mean the Office of Telecommunications.

     "Partners" shall mean Comcast UK Cable Partners Limited.

     "Partners Board" shall mean the Board of Directors of Partners.

     "Partners Bye-laws" shall mean the Bye-laws of Partners.

     "Partners Charter" shall mean the Memorandum of Association of Partners.

     "Partners Common Shares" shall mean the Class A Common Shares and the Class B Common Shares.

     "Partners Consent" shall mean the consent of the holders of a majority amount of the 11.20% Debentures.

     "Partners Facility" shall mean the bank facility of UK Holdings.

     "Partners Incentive Plans" shall mean the Partners SAR Plan and the Partners Stock Plan.

     "Partners Operating Companies" shall mean Partners' interests in four operations: Birmingham Cable, in which Partners owns a 27.5% interest, Cable London, in which Partners owns a 50% interest, Cambridge Cable, in which Partners owns a 100% interest, and two companies holding the franchises for Darlington and Teesside, in which Partners owns a 100% interest.

     "Partners Record Date" shall mean the close of business on Thursday, September 17, 1998.

     "Partners SAR Plan" shall mean Partners' 1995 Stock Appreciation Rights
Plan.

     "Partners Shareholder Approval" shall mean the required affirmative vote of the holders of a majority of the total votes able to be cast at general meetings of Partners at the Partners Special General Meeting.

     "Partners Special General Meeting" shall mean the Special General Meeting of Shareholders of Partners to be held 10:00 a.m., local time, at Comcast Corporation, 1500 Market Street, 33rd Floor, in Philadelphia, Pennsylvania, on Thursday, October 29, 1998, and any adjournments or postponements thereof.

     "Partners Stock Plan" shall mean Partners' 1995 Stock Option Plan.

     "Partners Takeover Proposal" shall mean any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of a business that constitutes 10% or more of the net revenues, net income or the assets of Partners and its subsidiaries, taken as a whole, or 10% or more of any equity securities of Partners, any tender offer or exchange offer that if consummated would result in any person beneficially owning any equity securities of Partners, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Partners (or any Partners subsidiary whose business constitutes 10% or more of the net revenues, net income or the assets of Partners and its subsidiaries, taken as a whole) or the Partners Common Shares, other than the transactions contemplated by the Amalgamation Agreement.

     "PTO" shall mean public telephone operator.

     "Purchaser" shall mean, pursuant to the TeleWest Agreement, either TeleWest or Partners, as purchaser of the other party's ownership interest in Cable London and rights and interests in the Cable London Loans and Fees.

     "Purchase Rights" shall mean the rights of TeleWest to acquire the Equity Interests under certain circumstances.

     "Registration Rights Agreement" shall mean the registration rights agreement among NTL, Comcast and Warburg, Pincus pursuant to which NTL will be obligated to register for resale the shares of NTL Common Stock issued to Holdings and Warburg, Pincus as consideration in the Amalgamation.

     "Registration Statement" shall mean the Registration Statement on Form S-4 filed with the SEC in connection with the Amalgamation.

     "Required British Approvals" shall mean the approvals of certain British governmental entities which are a condition to the consummation of the Amalgamation.

     "Required Consents" shall mean the consents from certain third parties, including the Debt Consents and the Partners Consent, which are a condition to the consummation of the Amalgamation.

     "Resolved" shall mean, with respect to a Purchase Right, that as of the Determination Time, such Purchase Right is no longer of legal effect (i.e., such right has been (i) waived or (ii) has not been exercised in accordance with its terms and, in the opinion of recognized counsel of the jurisdiction of the governing law of such right, is of no further legal force or effect) or NTL and Partners have entered into a Negotiated TeleWest Transaction with respect to such Purchase Right.

     "Restraints" shall mean any judgment, order, decree, statute, law, ordinance, rule or regulation, entered or enacted, promulgated, enforced or issued by any court or other governmental entity of competent jurisdiction or other legal restraint or prohibition which prevents the consummation of the Amalgamation or which otherwise is reasonably likely to have a material adverse effect on Partners or NTL.

     "Rights Agreement" shall mean the Rights Agreement, dated as of October 13, 1993, between NTL and Continental Stock Transfer & Trust Company.

     "Rights Preferred Stock" shall mean NTL's Series A Junior Participating Preferred Stock.

     "SARs" shall mean the stock appreciation rights outstanding under the Partners SAR Plan.

     "SDH" shall mean synchronous digital hierarchy.

     "SEC" shall mean the Securities and Exchange Commission.

     "Securities Act" shall mean the Securities Act of 1933, as amended.

     "Shares Amendment" shall mean the proposed amendment to the NTL Restated Certificate to increase the maximum number of authorized shares of NTL Common Stock from 100,000,000 to 400,000,000 shares and to increase the maximum number of authorized shares of NTL Preferred Stock from 2,500,000 to 10,000,000 shares.

     "Share Exchange" shall mean the exchange of one share of NTL Common Stock for each four issued and outstanding Ordinary Shares and for each deferred share of Diamond pursuant to the Diamond Agreement.

     "Share Issuance" shall mean the issuance by NTL of shares of NTL Common Stock pursuant to the Amalgamation in accordance with the terms of the Amalgamation Agreement.

     "Shoot-out Approvals" shall mean certain third-party and regulatory approvals and consent which are a condition to the Cable London Completion.

     "Shoot-out Period" shall mean, pursuant to the TeleWest Agreement, the period commencing on the date which is the earlier of (i) six months after (A) the Closing Date of the Amalgamation or (B) if earlier, December 31, 1998, and
(ii) the earlier of (A) the date on which a public announcement is made of a firm intention to make a recommended offer for the ordinary shares of TeleWest (other than those owned or contracted to be acquired by the offeror or persons acting in concert with the offeror) or of a merger between NTL and a third party where NTL is not the surviving entity whether or not, in either case, subject to the satisfaction of any pre-conditions, and (B) the completion of any such offer or merger, whether or not recommended, and ending at midnight on the date which is three months thereafter (both dates inclusive).

     "Special Resolution" shall mean the special resolution to Cable London's articles of association providing that, among other things, the Amalgamation will not be deemed or constitute a change of control of Partners thereunder.

     "Stockholder Approval" shall mean the required affirmative vote of the holders of a majority of the votes cast on the Share Issuance at the NTL Special Meeting.

     "Sub" shall mean NTL (Bermuda) Limited, a Bermuda corporation and a wholly-owned subsidiary of NTL.

     "Sum" shall mean the cash sum specified in the Offer Notice with respect to Partners' ownership interest in Cable London and Partners' rights and interests in the Cable London Loans and Fees.

     "Superior Partners Takeover Proposal" shall mean any bona fide Partners Takeover Proposal for at least a majority of the outstanding Partners Common Shares on terms the Partners Board determines in its good faith judgment (taking into account the advice of its financial advisor, all of the terms and conditions of such Partners Takeover Proposal and the conditions to consummation) are more favorable and provide greater value to Partners and all of its shareholders than the Amalgamation Agreement and the Amalgamation taken as a whole.

     "Teesside" shall mean the two Partners Operating Companies holding the franchises for Darlington and Teesside, England.

     "TeleWest" shall mean TeleWest Communications plc.

     "TeleWest Agreement" shall mean the Agreement in Respect of the Rights of First Refusal Relating to Birmingham Cable and Cable London, dated August 14, 1998, between NTL, Partners, TeleWest and TeleWest Communications Holdings Limited.

     "TeleWest Cable London Loans and Fees" shall mean, pursuant to the TeleWest Agreement, certain subordinated loans and fees due to TeleWest and any of their respective subsidiaries and parent undertakings from Cable London and its subsidiaries.

     "TeleWest Holdings" shall mean TeleWest Communications Holdings Limited.

     "10% Notes" shall mean NTL's 10% Series B Senior Notes Due 2007.

     "10 7/8% Notes" shall mean NTL's 10 7/8% Senior Deferred Coupon Notes Due 2003.

     "Transfer" shall mean, with respect to either Co-Owner in connection with the Co-Ownership Agreement, any sale, assignment, transfer, pledge or other disposition of, or direct or indirect (including by virtue of any change in control) encumbrance of, all or any part of the shares of Birmingham Cable beneficially owned by such Co-Owner.

     "12 3/4% Notes" shall mean NTL's 12 3/4% Senior Deferred Coupon Notes Due 2005.

     "UK" shall mean the United Kingdom.

     "UK Holdings" shall mean Comcast UK Holdings Limited.

     "Vendor" shall mean, pursuant to the TeleWest Agreement, either TeleWest or Partners, as seller of its ownership interest in Cable London and its rights and interests in the Cable London Loans and Fees.

     "Voting Agreements" shall mean the Warburg, Pincus Voting Agreement and the Comcast Voting Agreement.

     "Warburg, Pincus" shall mean Warburg, Pincus Investors, L.P.

     "Warburg, Pincus Voting Agreement" shall mean the Voting Agreement executed by Warburg, Pincus in connection with the Amalgamation.

                                    SUMMARY

     The following is a summary of certain information contained elsewhere in this Joint Proxy Statement/Prospectus. It is not, and is not intended to be, complete in itself. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained elsewhere in this Joint Proxy Statement/Prospectus, including the Annexes hereto which are a part of this Joint Proxy Statement/Prospectus. Stockholders of NTL and shareholders of Partners are encouraged to read carefully all of the information contained in this Joint Proxy Statement/Prospectus.

     STOCKHOLDERS OF NTL AND SHAREHOLDERS OF PARTNERS SHOULD CONSIDER CAREFULLY THE INFORMATION SET FORTH HEREIN UNDER THE HEADING "RISK FACTORS" IN ADDITION TO THE OTHER INFORMATION PRESENTED HEREIN.

THE COMPANIES

     NTL. NTL is a leading communications company in the UK, providing residential, business and wholesale customers with the following services: (i) Residential Telecoms and Televisions Services, including residential telephony, cable television ("CATV") and Internet access services; (ii) National Telecoms Services, including national business telecoms, national and international carrier telecommunications, and satellite and radio communications services; and
(iii) Broadcast Services, including digital and analog television and radio broadcast transmission services.

     NTL provides its broad range of services over local, national and international network infrastructure. NTL operates (i) advanced local broadband networks serving entire communities throughout NTL's regional franchise areas,
(ii) the UK's first synchronous digital hierarchy ("SDH") backbone telecommunications network, as well as satellite earth stations and radio communications facilities from NTL's tower sites across the UK and (iii) a broadcast transmission network which provides national, regional and local analog and digital transmission services to customers throughout the UK.

     In March 1997, NTL changed its name from International CableTel Incorporated ("ICTI") to NTL Incorporated to reflect the integration of the services provided by NTL following its acquisition of NTL Group Limited in 1996, and to capitalize on NTL Group Limited's 30-year history in the UK as a provider of reliable communications services.

     The mailing address and telephone number of the principal executive offices of NTL is 110 East 59th Street, New York, New York 10022 and (212) 906-8440. NTL was incorporated in April 1993 under the laws of the State of Delaware. See "BUSINESS OF NTL."

     Partners. Partners, an indirectly controlled subsidiary of Comcast Corporation ("Comcast"), was incorporated in 1992 to develop, construct, manage and operate the interests of Comcast in the UK cable and telecommunications industry. As of June 30, 1998, Partners had interests in four operations (the "Partners Operating Companies"): Birmingham Cable, in which Partners owns a 27.5% interest, Cable London, in which Partners owns a 50% interest, Cambridge Holding Company Limited ("Cambridge Cable"), in which Partners owns a 100% interest, and two companies holding the franchises for Darlington and Teesside, England ("Teesside"), in which Partners owns a 100% interest. On December 8, 1997, Partners formed Comcast UK Holdings Limited, a wholly-owned subsidiary incorporated in Bermuda ("UK Holdings"), in order to secure a financing arrangement to primarily fund capital expenditures and working capital requirements at Cambridge Cable and Teesside.

     The mailing address and telephone number of the principal executive offices of Partners is Clarendon House, 2 Church Street West, Hamilton, HM 11, Bermuda and (441) 295-5950. Partners was incorporated in September 1992 under Bermuda law. See "BUSINESS OF PARTNERS."

     Sub. Sub was incorporated in Bermuda on February 4, 1998, solely for the purpose of consummating the Amalgamation and the other transactions contemplated by the Amalgamation Agreement. Sub engages in no other business.

     The mailing address and telephone number of the principal executive offices of Sub is Cedar House, 41 Cedar Avenue, Hamilton, HM 12, Bermuda and (441) 295-2244.

THE NTL SPECIAL MEETING

     Purpose, Time and Place. The NTL Special Meeting will be held at 10:00 a.m., local time, on Thursday, October 29, 1998, at the Essex House Hotel, 160 Central Park South, Hyde Park Suite, New York, New York 10019, to consider and vote upon (i) a proposal to approve the Share Issuance (defined above as the issuance of shares of NTL Common Stock pursuant to the Amalgamation in accordance with the terms of the Amalgamation Agreement) and (ii) a proposal to approve the Shares Amendment. Holders of NTL Common Stock will also consider and vote upon all other matters as may properly be brought before the NTL Special Meeting. See "THE NTL SPECIAL MEETING -- Purpose, Time and Place."

     Record Date. Only holders of record of NTL Common Stock at the close of business on Thursday, September 17, 1998 (the "NTL Record Date") will be entitled to notice of, and to vote at, the NTL Special Meeting. On such date, there were 41,390,544 outstanding shares of NTL Common Stock, held by 539 holders of record. Each such share entitles the registered holder thereof to one vote. See "THE NTL SPECIAL MEETING -- Record Date; Voting Rights."

     Quorum. The holders of a majority of the shares of NTL Common Stock outstanding and entitled to vote must be present in person or by proxy at the NTL Special Meeting in order for a quorum to be present. Abstentions and broker non-votes will be treated as shares of NTL Common Stock that are present and entitled to vote for purposes of determining the presence of a quorum at the NTL Special Meeting. See "THE NTL SPECIAL MEETING -- Quorum."

     Required Vote. Approval of the Share Issuance at the NTL Special Meeting requires the affirmative vote of the holders of a majority of the votes cast on the Share Issuance (the "NTL Stockholder Approval"). Approval of the Shares Amendment at the NTL Special Meeting requires the affirmative vote of the holders of a majority of the outstanding shares of NTL Common Stock. Under applicable Delaware law, in determining whether the Share Issuance has received the requisite number of affirmative votes, abstentions and broker non-votes will be disregarded and will have no effect on the outcome of the vote, and in determining whether the Shares Amendment has received the requisite number of affirmative votes, abstentions and broker non-votes will have the effect of negative votes. As of the NTL Record Date, directors and executive officers of NTL and their affiliates were the beneficial owners of an aggregate of 3,308,310 (approximately 8%) of the shares of NTL Common Stock then outstanding and eligible to vote. It is expected that all of such shares will be voted for approval of the Share Issuance and the Shares Amendment. See "THE NTL SPECIAL MEETING -- Required Vote."

     Proxies. Any stockholder of NTL who executes and returns a proxy may revoke it at any time before it is voted at the NTL Special Meeting by (i) delivering to the Secretary of NTL, prior to the NTL Special Meeting, a written notice of revocation bearing a later date or time than the date or time of the proxy being revoked, (ii) submitting a duly executed proxy bearing a later date or time than the date or time of the proxy being revoked or (iii) voting in person at the NTL Special Meeting. A stockholder's attendance at the NTL Special Meeting will not by itself revoke a proxy given by such stockholder. See "THE NTL SPECIAL MEETING -- Proxies."

THE PARTNERS SPECIAL GENERAL MEETING

     Purpose, Time and Place. The Partners Special General Meeting will be held at 10:00 a.m., local time, on Thursday, October 29, 1998, at Comcast Corporation, 1500 Market Street, 33rd Floor, in Philadelphia, Pennsylvania, to consider and, if thought fit, vote to approve the Amalgamation. Holders of Partners Common Shares will also consider and vote upon all other matters as may properly be brought before the Partners Special General Meeting. See "THE PARTNERS SPECIAL GENERAL MEETING -- Purpose, Time and Place."

     Record Date. Only holders of record of Partners Common Shares entered in the registrar of members of Partners at the close of business on Thursday, September 17, 1998 (the "Partners Record Date") are entitled to notice of the Partners Special General Meeting. All holders of Partners Common Shares entered in the registrar of members of Partners on the date of the Partners Special General Meeting are entitled to vote at the Partners Special General Meeting. As of June 30, 1998, there were outstanding 37,231,997 Class A

Common Shares, held by 28 registered holders, and 12,872,605 Class B Common Shares, all of which were held by Comcast U.K. Holdings, Inc., an indirect, wholly-owned subsidiary of Comcast ("Holdings"). The Class A Common Shares and the Class B Common Shares vote together. Each registered holder of Class A Common Shares is entitled to one vote per share, and each registered holder of Class B Common Shares is entitled to ten votes per share. See "THE PARTNERS SPECIAL GENERAL MEETING -- Record Date; Voting Rights."

     Quorum. The presence in person or by proxy of shareholders of Partners entitled to cast at least 50% of the total votes able to be cast at general meetings of Partners will constitute a quorum for purposes of the Partners Special General Meeting. See "THE PARTNERS SPECIAL GENERAL MEETING -- Quorum." Accordingly, the presence in person or by proxy at the Partners Special General Meeting of Holdings and Warburg, Pincus Investors, L.P., a Delaware limited partnership ("Warburg, Pincus") will constitute a quorum, since Holdings is entitled to cast approximately 77.6% of the total votes to be cast at general meetings of Partners and Warburg, Pincus is entitled to cast approximately 6.2% of the total votes to be cast at general meetings of Partners. See "CERTAIN RELATED AGREEMENTS -- Voting Agreements."

     Required Vote. Approval of the Amalgamation at the Partners Special General Meeting requires the affirmative vote of the holders of a majority of the total votes able to be cast at general meetings of Partners (the "Partners Shareholder Approval"). Under Bermuda law, only votes cast in favor of a resolution count as affirmative votes. Votes which are withheld, represented by broker nonvotes or which abstain from voting are counted for quorum purposes only. Holdings, based on its ownership of 100% of the Class B Common Shares, is entitled to cast approximately 77.6% of the total votes to be cast at the Partners Special General Meeting, and Warburg, Pincus, based on its ownership of approximately 27.5% of the outstanding Class A Common Shares, is entitled to cast approximately 6.2% of the total votes to be cast at the Partners Special General Meeting. Accordingly, pursuant to the Voting Agreements (as defined herein), the Partners Shareholder Approval is assured, notwithstanding any vote of any other holders of Partners Common Shares. See "CERTAIN RELATED
AGREEMENTS -- Voting Agreements." As of June 30, 1998, directors and executive officers of Partners and their affiliates were the beneficial owners of an aggregate of less than 1% of the Class A Common Shares then outstanding and eligible to vote.

     Proxies. Any shareholder of Partners who executes and returns a proxy may revoke it at any time before it is voted at the Partners Special General Meeting by (i) delivering to the Secretary of Partners, prior to the Partners Special General Meeting, a written notice of revocation bearing a later date or time than the date or time of the proxy being revoked, (ii) submitting a duly executed proxy bearing a later date or time than the date or time of the proxy being revoked or (iii) voting in person at the Partners Special General Meeting. See "THE PARTNERS SPECIAL GENERAL MEETING -- Proxies."

THE AMALGAMATION AND THE AMALGAMATION AGREEMENT

     General. At the effective time of the Amalgamation (the "Effective Time"), Sub will be amalgamated with Partners, in accordance with the applicable provisions of the Bermuda Companies Act 1981, as amended (the "Companies Act"), and the separate existence of Sub and Partners will thereupon continue in the form of the Amalgamated Company. At and after the Amalgamation, the Amalgamated Company will operate under the name of "NTL (Bermuda) Limited" and continue as a wholly-owned subsidiary of NTL under the provisions of the Companies Act and other applicable Bermuda law.

     The Amalgamation will become effective at such time as a certificate of amalgamation (the "Certificate of Amalgamation") is duly issued by the Bermuda Registrar of Companies, or at such later time as may be designated by the parties in the Certificate of Amalgamation as the Effective Time. The Closing will take place at 10:00 a.m., Eastern time, on a date to be specified by the parties to the Amalgamation Agreement (the "Closing Date"), which will be no later than the second business day after the satisfaction or waiver of certain conditions set forth in the Amalgamation Agreement, unless another time or date is agreed to by such parties. See "THE AMALGAMATION -- General."

     On August 14, 1998, NTL and Partners entered into the TeleWest Agreement with respect to, among other things, the Purchase Rights. Pursuant to the TeleWest Agreement, the Birmingham Cable Equity

Interest will be sold to TeleWest immediately prior to the Amalgamation, and the status of the Cable London Equity Interest has been "Resolved" for purposes of the Amalgamation. See "THE TELEWEST AGREEMENT." Accordingly, when the sale of the Birmingham Cable Equity Interest is consummated prior to the Closing (as provided in the TeleWest Agreement), each Partners Common Share will be cancelled in consideration for the receipt of .3745 shares of NTL Common Stock. See "THE AMALGAMATION AGREEMENT -- Cancellation of Shares."

     If, due to a breach of the TeleWest Agreement, the sale of the Birmingham Cable Equity Interest pursuant to the TeleWest Agreement is not consummated prior to the Closing, the status of the Birmingham Cable Equity Interest will be "Unresolved" for purposes of the Amalgamation, and shareholders of Partners may receive, at NTL's option, .3108 shares of NTL Common Stock, as well as .0637 shares of NTL Class D Stock equal to a portion of the consideration allocable to the Birmingham Cable Equity Interest in lieu of the Exchange Ratio. For the purpose of determining the consideration payable to shareholders of Partners in the event the Purchase Right relating to Birmingham Cable is Unresolved at the Determination Time, NTL and Partners have agreed that of the .3745 shares of NTL Common Stock to be issued in consideration for the cancellation of each Partners Common Share, .1161 shares and .0637 shares represent the percentages allocable to Cable London and Birmingham Cable, respectively. Such percentages suggest a notional valuation of the Cable London Equity Interest of 31% and the Birmingham Cable Equity Interest of 17%, relative to the aggregate value of Partners as a whole. At NTL's sole discretion, if the Purchase Right relating to Birmingham Cable is Unresolved, NTL may elect to issue the allocated percentage of shares of NTL Common Stock based on the Exchange Ratio (i.e., .0637 shares, based on the allocation of 17% of the consideration to Birmingham Cable) in lieu of NTL Class D Stock. However, NTL currently does not intend to elect to issue NTL Common Stock in lieu of the NTL Class D Stock allocated to the Birmingham Cable Equity Interest.

     If issued, the NTL Class D Stock will be a class of preferred stock of NTL and will remain outstanding for an indeterminate period of time until the sale of the Birmingham Cable Equity Interest. Following such sale, shares of NTL Class D Stock, if issued, will be exchanged for NTL Common Stock on a one-for-one basis. While outstanding, any shares of NTL Class D Stock will generally have the same voting and dividend rights as shares of NTL Common Stock, would be subject to redemption as described below, and would be expected to be listed for trading on the NASDAQ.

     Subject to the foregoing, assuming that each shareholder of Partners will receive .3745 shares of NTL Common Stock for each Partners Common Share, it is anticipated that approximately 18.8 million shares of NTL Common Stock will be issued in connection with the Share Issuance, representing approximately 31.2% of the shares of NTL Common Stock expected to be outstanding after giving effect to the consummation of the Amalgamation. If NTL Class D Stock is issued as part of the consideration, it is anticipated that approximately 3.2 million shares of NTL Class D Stock will be issued in connection with the Amalgamation, representing 100% of the shares of such stock expected to be outstanding after giving effect to the consummation of the Amalgamation.

     NTL does not presently have sufficient shares of preferred stock authorized in the event the NTL Class D Stock is issued using the exchange ratio referred to above. NTL is seeking the approval of the Shares Amendment to increase the authorized shares of preferred stock in order to permit the issuance of the NTL Class D Stock using such ratio. However, obtaining the necessary NTL stockholder approval for such increase in authorized shares of preferred stock is not a condition to the Amalgamation. If stockholder approval of the Shares Amendment is not obtained, NTL and Partners will agree to any necessary adjustments, which may include the issuance of depositary shares that replicate the terms of the NTL Class D Stock described above or adjusting the number of shares of NTL Class D Stock (with corresponding changes to the terms of such shares) to ensure that shareholders of Partners receive the intended benefits and rights of such NTL Class D Stock described above.

     Based on the September 29, 1998 closing price of $44.875 per share of NTL Common Stock as reported on the NASDAQ, the aggregate value of the consideration in connection with the Amalgamation will be approximately $843.7 million. In addition, assuming that each shareholder of Partners will receive .3745 shares of NTL Common Stock for each Partners Common Share, each shareholder will receive the equivalent of (i) based on the September 29, 1998 composite closing price of $44.875 per share of NTL Common Stock, as reported on the NASDAQ, approximately $16.81 per Partners Common Share; (ii) based on the lowest reported sales price of $35.500 per share of NTL Common Stock for the year through September 29, 1998, as reported on the NASDAQ, approximately $13.29 per Partners Common Share; and (iii) based on the highest reported sales price of $65.000 per share of NTL Common Stock for the year through September 29, 1998, as reported on the NASDAQ, approximately $24.34 per Partners Common Share. Partners may terminate the Amalgamation Agreement at any time prior to the Effective Time and the receipt of the Partners Shareholder Approval if, as of a date not more than 10 business days prior to the Partners Special General Meeting, the NTL Average Stock Price (as defined herein) determined as of such date is less than $26.70 such that the purchase price per Partners Common Share falls below $10.00, subject to NTL's right to adjust the Exchange Ratio such that the shareholders of Partners would receive an amount of NTL Common Stock having a value of $10.00 for each Partners Common Share. See "THE AMALGAMATION AGREEMENT -- Termination." NTL has no such right to terminate the Amalgamation Agreement in the event that the price of NTL Common Stock increased, in which case the effective purchase price per Partners Common Share would increase.

     Purchase Rights Relating to Partners' Interests in Birmingham Cable and Cable London. Partners and TeleWest are parties to a Co-Ownership Agreement, dated March 12, 1990, as amended and supplemented (the "Co-Ownership Agreement"), which sets forth certain agreements and arrangements regarding their respective investments in Birmingham Cable. Under the terms of the Co-Ownership Agreement, neither Partners nor TeleWest (each, a "Co-Owner") may sell, assign, transfer, pledge or otherwise dispose of, or encumber, directly or indirectly (including by virtue of any change in control of such Co-Owner), all or any part of any shares of capital stock of Birmingham Cable beneficially owned by such Co-Owner, without first offering the other Co-Owner the right to purchase the shares of Birmingham Cable beneficially owned by such Co-Owner. Consummation of the Amalgamation will result in a change in control (as defined in the Co-Ownership Agreement) of Partners and, accordingly, subject to the terms and conditions of the Co-Ownership Agreement, TeleWest has the right to acquire the Birmingham Cable Equity Interest. On February 6, 1998, Partners notified TeleWest of its intent to Transfer (as defined herein) the Birmingham Cable Equity Interest as a result of the proposed Amalgamation. This notification triggered TeleWest's right to acquire the Birmingham Cable Equity Interest, subject to the terms and conditions set forth in the Co-Ownership Agreement. Pursuant to the Co-Ownership Agreement, upon determination of the appraised value per share of Birmingham Cable, the shares of Birmingham Cable beneficially owned by Partners are deemed to be offered to TeleWest for a fixed cash price per share equal to the appraised value, and TeleWest has 30 days after such determination to accept such offer. If TeleWest accepts, the cash price is payable in full upon the consummation of the change of control of Partners (i.e., at the Effective Time). If TeleWest does not accept the offer within the allotted 30-day period, the shares of Birmingham Cable may be Transferred pursuant to the change of control. See "THE AMALGAMATION -- Purchase Rights Relating to Partners' Interests in Birmingham Cable and Cable
London -- Birmingham Cable."

     On April 16, 1998, TeleWest announced that, subject to the valuations determined for the Equity Interests and the availability of financing, it proposed to exercise its rights to acquire the Equity Interests. As of May 26, 1998, the Co-Owners had not been able to agree upon the fair market value of the Birmingham Cable Equity Interest or upon a disinterested independent qualified investment banking firm to determine the fair market value thereof. On May 26, 1998, TeleWest requested that the Philadelphia office of the American Arbitration Association select an appraiser to determine the fair market value of the Birmingham Cable Equity Interest, and by letter dated June 8, 1998, the Philadelphia office of the American Arbitration Association selected Merge Master Company of Springfield, New Jersey to conduct such appraisal. Although such firm had begun its appraisal process, on August 14, 1998, pursuant to the TeleWest Agreement, NTL, Partners and TeleWest agreed upon a fair market value of the Birmingham Cable Equity Interest, thereby effectively terminating such appraisal process. See "THE TELEWEST AGREEMENT -- Sale of Birmingham Cable Equity Interest -- Notification to Appraiser."

     Pursuant to the TeleWest Agreement, TeleWest and Partners have passed a special resolution to Cable London's articles of association which, for purposes of the Amalgamation, effectively has eliminated the Purchase Right of TeleWest with respect to Cable London. See "THE AMALGAMATION -- Purchase Rights Relating to Partners' Interests in Birmingham Cable and Cable London -- Cable London" and "THE TELEWEST AGREEMENT -- Other Actions with Respect to Cable London." The TeleWest Agreement generally provides that, at any time during the period of approximately six to nine months following the Closing Date of the Amalgamation, Partners will either sell the Cable London Equity Interest to TeleWest or purchase TeleWest's 50% ownership interest in Cable London. See "RISK
FACTORS -- Risks to NTL of the Uncertainty of the Outcome of the Cable London 'Shoot-out"' and "THE TELEWEST AGREEMENT -- Cable London
"Shoot-out" -- Procedure." The consideration to be received by shareholders of Partners in the Amalgamation will be unaffected by the outcome of either the sale of the Cable London Equity Interest or the purchase of TeleWest's interest in Cable London.

     Cancellation of Shares. Upon consummation of the Amalgamation, each outstanding Partners Common Share, other than shares held by NTL, any subsidiary of NTL or any subsidiary of Partners and Partners Common Shares held by shareholders, if any, who properly exercise their dissenters' rights under Bermuda law, will be cancelled in consideration for the receipt of the Amalgamation consideration. See "THE AMALGAMATION AGREEMENT -- Cancellation of Shares."

     No Fractional Shares. No fractional shares of NTL Common Stock or NTL Class D Stock will be issued in the Amalgamation. Holders of Partners Common Shares will be paid cash in lieu of such fractional shares. See "THE AMALGAMATION AGREEMENT -- No Fractional Shares."

     Recommendation of the NTL Board. The NTL Board has unanimously determined that the Amalgamation and the Share Issuance are in the best interests of NTL and its stockholders and has approved the Amalgamation Agreement and the Shares Amendment. THE NTL BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF NTL VOTE IN FAVOR OF THE SHARE ISSUANCE AND THE SHARES AMENDMENT AT THE NTL SPECIAL MEETING. The NTL Board's recommendation is based upon a number of factors described in this Joint Proxy Statement/Prospectus. See "THE
AMALGAMATION -- NTL's Reasons for the Amalgamation; Recommendation of the NTL Board."

     Opinion of NTL's Financial Advisor.  Donaldson, Lufkin & Jenrette
Securities Corporation ("DLJ") has acted as financial advisor to NTL in connection with the Amalgamation and has delivered its written opinion, dated February 3, 1998 (the "DLJ Opinion"), to the NTL Board to the effect that, as of such date, and based upon and subject to the assumptions, limitations and qualifications set forth in such opinion, the Exchange Ratio was fair to NTL from a financial point of view. As discussed with the NTL Board, at the time of the rendering of the DLJ Opinion, DLJ assumed that the Exchange Ratio would be
 .3745 and that the Purchase Rights relating to Birmingham Cable and Cable London would not be Exercised (as defined under "THE AMALGAMATION
AGREEMENT -- Cancellation of Shares"). The full text of the DLJ Opinion, which sets forth a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken in connection with such opinion, is attached hereto as Annex D and should be read carefully in its entirety. The DLJ Opinion was prepared for the NTL Board and addresses only the fairness of the Exchange Ratio to NTL from a financial point of view, does not address any other aspect of the Amalgamation or any related matters and does not constitute a recommendation to any stockholder as to how such stockholder should vote at the NTL Special Meeting. See "THE AMALGAMATION -- Opinion of NTL's Financial Advisor."

     Recommendation of the Partners Board. The Partners Board has unanimously determined that the Amalgamation is in the best interests of Partners and its shareholders and has approved the Amalgamation Agreement. THE PARTNERS BOARD RECOMMENDS THAT THE SHAREHOLDERS OF PARTNERS VOTE IN FAVOR OF APPROVAL OF THE AMALGAMATION AT THE PARTNERS SPECIAL GENERAL MEETING. The Partners Board's recommendation is based upon a number of factors described in this Joint Proxy Statement/Prospectus. See "THE AMALGAMATION -- Partners' Reasons for the Amalgamation; Recommendation of the Partners Board."

     Opinion of Partners' Financial Advisor. HSBC Investment Bank plc ("HSBC") has acted as financial advisor to Partners in connection with the Amalgamation. On February 4, 1998, at a meeting of the Partners Board, HSBC delivered its oral opinion to the Partners Board to the effect that, as of such date, the consideration to be paid in connection with the Amalgamation to holders of Class A Common Shares (other than NTL and its affiliates) is fair from a financial point of view to such holders, subject to the limitations described in the written opinion of HSBC, dated February 4, 1998 (the "HSBC Opinion"), which confirmed the oral opinion of HSBC. In rendering such opinion, HSBC has assumed that, in the event that the Purchase Rights relating to Cable London and/or Birmingham Cable have not been Resolved as of the Determination Time, (i) the net proceeds per Class A Common Share ultimately received by a shareholder of Partners upon exercise of such Purchase Right(s) will not be materially different from the respective proportions of the consideration set forth in the Amalgamation Agreement and (ii) if the net proceeds per Class A Common Share are paid in NTL Common Stock, the market value of the NTL Common Stock paid as consideration to shareholders of Partners will be equal to such net proceeds. In addition, if as of the Determination Time, the Purchase Right relating to Birmingham Cable remains Unresolved, HSBC has assumed that any NTL Class D Stock issued to a shareholder of Partners will be redeemed by NTL in accordance with the terms thereof. The full text of the HSBC Opinion, which sets forth a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken in connection with such opinion, is attached hereto as Annex E and should be read carefully in its entirety. The HSBC Opinion is directed to the Partners Board and relates only to the fairness from a financial point of view of the consideration to be paid to holders of Class A Common Shares (other than NTL and its affiliates) in the Amalgamation. The HSBC Opinion does not address any other aspect of the Amalgamation or any related matters and does not constitute a recommendation to any shareholder as to how such shareholder should vote at the Partners Special General Meeting. See "THE AMALGAMATION -- Opinion of Partners' Financial Advisor."

     Directors and Officers. The Amalgamation Agreement provides that the directors and officers (and resident representative, if any) of Sub at the Effective Time will, from and after the Effective Time, be the directors and officers (and resident representative, if any), respectively, of the Amalgamated Company until their successors have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the Companies Act and the bye-laws of the Amalgamated Company. See "THE
AMALGAMATION -- Directors and Officers."

     Accounting Treatment. The Amalgamation will be accounted for by NTL under the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations," as amended. Under this method of accounting, the purchase price will be allocated to assets acquired and liabilities assumed based on their estimated fair values. See "THE
AMALGAMATION -- Accounting Treatment."

     Conditions Precedent to the Amalgamation. The obligations of Partners, Sub and NTL to effect the Amalgamation are subject, among other things, to the satisfaction or waiver on or prior to the Closing Date of certain conditions, including without limitation, (i) the obtaining of the Partners Shareholder Approval and the NTL Stockholder Approval; (ii) the obtaining of the consent of the Bermuda Minister of Finance (the "Minister") to the Amalgamation; (iii) the obtaining of the Required British Approvals (as defined herein); (iv) the obtaining of all other governmental and regulatory approvals required to be obtained by Partners, NTL or any of their subsidiaries, except where the failure to obtain such approvals is not reasonably expected to have a material adverse effect (as defined in the Amalgamation Agreement) on the Amalgamated Company and its prospective subsidiaries, taken as a whole, or which will not result in a material violation of any laws; (v) the absence of any Restraint (as defined herein) in effect which prevents the consummation of the Amalgamation or which otherwise is reasonably likely to have a material adverse effect on Partners or NTL; (vi) the effectiveness of the Registration Statement and the absence of any stop order or proceeding seeking a stop order suspending such effectiveness;
(vii) the quotation on the NASDAQ, subject only to official notice of issuance, of the shares of NTL Common Stock constituting the Share Issuance and the shares of NTL Common Stock issuable upon exercise of the Amalgamation Adjusted Options (as defined herein); and (viii) the obtaining of all required consents (the "Required Consents") from certain third parties, which include the consent of the holders of a majority amount of Partners' 11.20% Senior Discount Debentures Due 2007 (the "11.20% Debentures") and the consent or effective waiver of the holders of a majority amount of NTL's 12 3/4% Senior Deferred Coupon Notes Due 2005 (the "12 3/4% Notes"), NTL's
11 1/2% Senior Deferred Coupon Notes Due 2006 (the "11 1/2% Notes") and NTL's 10% Series B Senior Notes Due 2007 (the "10% Notes"). See "THE
AMALGAMATION -- The Debt Consents."

     The obligation of NTL to effect the Amalgamation is also subject to, among other things, the satisfaction or waiver of the following conditions: (i) the representations and warranties of Partners set forth in the Amalgamation Agreement being true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality" or "material adverse effect" set forth therein) does not have, and is not likely to have, individually or in the aggregate, a material adverse effect on NTL or Partners; (ii) Partners having performed in all material respects all obligations required by the Amalgamation Agreement to be performed by it at or prior to the Closing Date; (iii) there having not occurred, as of the Closing Date, any material adverse change (as defined in the Amalgamation Agreement) relating to Partners from the date of the Amalgamation Agreement; (iv) each of Comcast and Warburg, Pincus having agreed to a "lock-up" agreement with NTL preventing them from selling, transferring or disposing of any interest in the consideration received by them in the Amalgamation for a period of 150 days after the Closing Date; and (v) the number of Dissenting Shares (as defined herein) having not been more than 5% of the total issued and outstanding Class A Common Shares.

     The obligation of Partners to effect the Amalgamation is also subject to the satisfaction or waiver of the following conditions: (i) the representations and warranties of NTL set forth in the Amalgamation Agreement being true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality" or "material adverse effect" set forth therein) does not have, and is not likely to have, individually or in the aggregate, a material adverse effect on NTL; (ii) NTL having performed in all material respects all obligations required by the Amalgamation Agreement to be performed by it at or prior to the Closing Date; (iii) there having not occurred, as of the Closing Date, any material adverse change relating to NTL from the date of the Amalgamation Agreement; and (iv) NTL having entered into a registration rights agreement (the "Registration Rights Agreement") with Comcast and Warburg, Pincus. See "THE AMALGAMATION AGREEMENT -- Conditions Precedent to the Amalgamation."

     No Solicitation. Pursuant to the Amalgamation Agreement, Partners has agreed that, prior to the Effective Time, it will not, nor will it permit any of its subsidiaries to, nor will it authorize or permit any of its directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to, directly or indirectly through another person, (i) solicit, initiate or encourage or take any other action designed to facilitate, any inquiries or the making of any proposal which constitutes any Partners Takeover Proposal (as defined herein) or (ii) participate in any discussions or negotiations regarding any Partners Takeover Proposal or furnish any nonpublic information relating to Partners and its subsidiaries to any person that may be considering making, or has made, a Partners Takeover Proposal, provided that, Partners may, in response to an unsolicited written proposal from a third party regarding a Partners Takeover Proposal, engage in the activities specified in clause (ii) if (A) the Partners Board has determined in good faith, after obtaining and taking into account the advice of outside counsel, that such action is required for the Partners Board to comply with its fiduciary duties under applicable law and (B) Partners has received from such third party an executed confidentiality agreement with terms not materially less favorable to NTL than those contained in the Confidentiality Agreement, dated March 10, 1997, between NTL and Partners (the "Confidentiality Agreement"). See "THE AMALGAMATION AGREEMENT -- No Solicitation."

     Termination of the Amalgamation Agreement; Fees and Expenses. The Amalgamation Agreement may be terminated at any time prior to the Effective Time and, subject to certain exceptions, whether before or after the Partners Shareholder Approval or the NTL Stockholder Approval:

     (i) by mutual written consent of NTL and Partners;

     (ii) by either NTL or Partners if (A) the Amalgamation has not been consummated by November 4, 1998 (the "End Date"), provided that pursuant to the Amalgamation Agreement such date may be extended under certain circumstances,
(B) the Partners Shareholder Approval has not been obtained, (C) the NTL Stockholder Approval has not been obtained or (D) any Restraint which prevents the consummation of the Amalgamation or which otherwise is reasonably likely to have a material adverse effect on Partners or NTL is in effect and has become final and nonappealable;

     (iii) by either NTL or Partners if the other party has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Amalgamation Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in the Amalgamation Agreement, and such condition is incapable of being satisfied by the End Date; and

     (iv) by Partners, prior to receipt of the Partners Shareholder Approval, if, (A) as of a date not more than ten business days before the Partners Special General Meeting, the average of the high and low sales prices of NTL Common Stock on the NASDAQ (the "NTL Average Stock Price") determined as of such date is less than $26.70, (B) notice has been provided to NTL under the Amalgamation Agreement of an intent to terminate and (C) within five business days of receipt of such notice, NTL has not offered (by notice to Partners) to increase the Exchange Ratio such that the value of the consideration to be received in the Amalgamation shall be $10.00 per Partners Common Share or more at such time.

     See "THE AMALGAMATION AGREEMENT -- Termination." The Amalgamation Agreement provides that all fees and expenses incurred in connection with the Amalgamation, the Amalgamation Agreement and the transactions contemplated by the Amalgamation Agreement will be paid by the party incurring such fees or expenses, whether or not the Amalgamation is consummated. See "THE AMALGAMATION AGREEMENT -- Fees and Expenses."

     Governmental and Regulatory Approvals. NTL and Partners are aware of no U.S. federal, state or local government permits, licenses or regulatory approvals material to their respective businesses that must be obtained for consummation of the Amalgamation, other than compliance with federal and state securities laws. The Amalgamation is not subject to the pre-merger notification provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act").

     The consummation of the Amalgamation is conditioned upon certain regulatory approvals, including approval by the Minister to the Amalgamation and the Required British Approvals.

     Under the Amalgamation Agreement, NTL and Partners have agreed to use best efforts to obtain all necessary actions or nonactions, waivers, consents and approvals from governmental entities and to make all necessary registrations and filings with any governmental entity in order to consummate the Amalgamation. While NTL and Partners believe that they will receive the requisite regulatory approvals for the Amalgamation, there can be no assurance as to the timing of such approvals or the ability of the companies to obtain such approvals on satisfactory terms or otherwise. It is a condition to the parties' respective obligations to consummate the Amalgamation that all necessary consents, approvals and actions of, filings with and notices to any governmental entity be obtained. See "THE AMALGAMATION -- Governmental and Regulatory Approvals."

     Material Tax Consequences of the Amalgamation. Davis Polk and Wardwell, U.S. counsel to Partners, has opined as to the material tax consequences of the Amalgamation. In the opinion of Davis Polk and Wardwell, regardless of whether non-dissenting U.S. Holders of Partners Common Shares receive solely NTL Common Stock or NTL Common Stock and NTL Class D Stock in consideration for the cancellation of their Partners Common Shares, gain or loss will be recognized on the exchange only with respect to cash received in lieu of fractional shares. For a further discussion of the tax consequences of the Amalgamation, see "THE AMALGAMATION -- Material Tax Consequences of the Amalgamation."

     Dissenters' Rights. Under the Companies Act, any holder of Partners Common Shares who does not vote in favor of the Amalgamation and who is not satisfied that he has been offered the fair value of his shares may within one month of the giving of the notice of the Partners Special General Meeting apply to the Supreme Court of Bermuda (the "Court") to appraise the fair value of his shares (such a shareholder, a "Dissenting Shareholder," and such shares, "Dissenting Shares"). There is no right of appeal from an appraisal by the Court. Such holder will receive the value appraised by the Court only if the Amalgamation is completed. A summary of the relevant provisions of the Companies Act is contained herein under the heading "THE AMALGAMATION -- Rights of Dissenting Shareholders."

     Risk Factors. For a description of certain significant considerations in connection with the Amalgamation and related matters described in this Joint Proxy Statement/Prospectus, see "RISK FACTORS."

THE TELEWEST AGREEMENT

     Sale of the Birmingham Cable Equity Interest. Subject to the terms and conditions of the TeleWest Agreement, Partners has agreed to sell, and TeleWest has agreed to purchase, the Birmingham Cable Equity Interest for L125 million in cash, as well as Partners' right to, and interest in, the Birmingham Cable Loans and Fees (as defined herein) for L5 million in cash (or L2.5 million if the Amalgamation does not occur on or prior to the completion of the obligations required for such sale and purchase (the "Birmingham Cable Completion") with a further L2.5 million to be paid upon the Closing of the Amalgamation). The Birmingham Cable Completion will occur immediately prior to the Closing of the Amalgamation or, if the Amalgamation occurs before October 16, 1998, on October 16, 1998, provided, that if the Closing of the Amalgamation has not taken place by December 31, 1998, the Birmingham Cable Completion will occur on December 31, 1998. See "THE TELEWEST AGREEMENT -- Sale of the Birmingham Cable Equity Interest."

     Cable London "Shoot-out." The TeleWest Agreement provides that at any time during the Shoot-out Period (as defined herein), Partners may give notice, and not later than the end of the Shoot-out Period Partners shall give notice (the "Offer Notice"), to TeleWest offering to sell to TeleWest the Cable London Equity Interest and all of the rights and interests of Partners and its subsidiaries in the CUKCP Cable London Loans and Fees (as defined herein) for the cash sum (the "Sum") specified in the Offer Notice on the terms and conditions set forth in the TeleWest Agreement (the "Offer"). If Partners fails to give the Offer Notice prior to the end of the Shoot-out Period, then Partners will be deemed to have delivered an Offer Notice for a Sum equal to L100 million. For purposes of the TeleWest Agreement and this Joint Proxy Statement/ Prospectus, "Shoot-out Period" means the period commencing on the date which is the earlier of (i) six months after (A) the Closing Date of the Amalgamation or
(B) if earlier, December 31, 1998, and (ii) the earlier of (A) the date on which a public announcement is made of a firm intention to make a recommended offer for the ordinary shares of TeleWest (other than those owned or contracted to be acquired by the offeror or persons acting in concert with the offeror) or of a merger between NTL and a third party where NTL is not the surviving entity whether or not, in either case, subject to the satisfaction of any pre-conditions, and (B) the completion of any such offer or merger whether or not recommended, and ending at midnight on the date which is three months thereafter (both dates inclusive).

     Pursuant to the TeleWest Agreement, TeleWest will have 30 days (the "Acceptance Period") in which to accept or decline the Offer by notice to Partners. If TeleWest accepts the Offer, Partners will sell, and will procure that its subsidiaries will sell, subject to and conditional upon the receipt or waiver of certain third-party and regulatory approvals, to TeleWest, and TeleWest will purchase from Partners or any of its subsidiaries, the Cable London Equity Interest, as of the date of completion of the obligations required for such sale and purchase (the "Cable London Completion"), as well as their respective rights and interests in the CUKCP Cable London Loans and Fees, at the Sum specified in the Offer Notice. If TeleWest declines the Offer or gives no notice within the Acceptance Period, TeleWest will sell, and will procure that its subsidiaries and MediaOne Cable Communications Limited ("MediaOne") will sell, subject to and conditional upon the receipt or waiver of the required approvals, to Partners, and Partners will purchase from TeleWest or any of its subsidiaries, all of the shares in the capital of Cable London owned and to be owned, or in which TeleWest has an interest, at the Cable London Completion, as well as the respective rights and interests of TeleWest and its subsidiaries in the TeleWest Cable London Loans and Fees (as defined herein), at the Sum specified in the Offer Notice.

     If, as referred to in the preceding paragraph, either TeleWest or Partners (the "Purchaser") becomes obliged or agrees to purchase the shares in Cable London which are owned by the other (the "Vendor"), the sale of such shares (the "Cable London Sale Shares") will be completed on such date as the Purchaser may specify upon at least 10 business days' prior notice to the Vendor. If the Cable London Completion has not occurred within 90 days after the end of the Acceptance Period (the "Long Stop Date"), the Purchaser will no longer be entitled to purchase the Cable London Sale Shares and the relevant Cable London Loans and Fees unless it elects, by prior written notice to the Vendor, to delay the date of the Cable London Completion by a period of up to a further 90 days from the Long Stop Date. If the Purchaser exercises such option, it shall pay to the Vendor at the Cable London Completion an amount equal to 5% of the Sum for every 30 days (or part thereof) by which the date for the Cable London Completion is extended from the Long Stop Date up to a maximum of 90 days. If the Cable London Sale Shares have not been purchased by the end of the prescribed period, the Purchaser will no longer be entitled to purchase the Cable London Sale Shares or the relevant Cable London Loan and Fees, and the Vendor will then have the option (to be exercised and completed within 60 days) to purchase the Cable London Sale Shares and the relevant Cable London Loan and Fees from the Purchaser for an amount equal to 70% of the Sum. Such option will be the only remedy of the Vendor for any failure by the Purchaser to acquire the Cable London Sale Shares and the relevant Cable London Loans and Fees. See "THE TELEWEST AGREEMENT -- Cable London "Shoot-out"."

CERTAIN AGREEMENTS RELATED TO THE AMALGAMATION

     Voting Agreements. On February 4, 1998, each of Warburg, Pincus and Comcast entered into a voting agreement (the "Voting Agreements") with NTL pursuant to which, among other things, each has agreed that it will, and, in the case of Comcast, that it will cause its subsidiaries to, vote in favor of the Amalgamation Agreement. As of June 30, 1998, Warburg, Pincus, based on its ownership of approximately 27.5% of the outstanding Class A Common Shares, is entitled to cast approximately 6.2% of the total votes to be cast at the Partners Special General Meeting, and Holdings, based on its ownership of 100% of the Class B Common Shares, is entitled to cast approximately 77.6% of the total votes to be cast at the Partners Special General Meeting. Accordingly, the Partners Shareholder Approval is assured, notwithstanding the vote of any other holders of Partners Common Shares. See "CERTAIN AGREEMENTS RELATED TO THE AMALGAMATION -- Voting Agreements."

     The Registration Rights Agreement. The Amalgamation Agreement requires that, on or prior to the Closing Date, NTL will enter into the Registration Rights Agreement with Comcast and Warburg, Pincus, pursuant to which NTL will be obligated to register for resale the shares of NTL Common Stock issued to Holdings and Warburg, Pincus as consideration in the Amalgamation. See "CERTAIN AGREEMENTS RELATED TO THE AMALGAMATION -- The Registration Rights Agreement."

     Lock-Up Agreements. The Amalgamation Agreement requires that, on or prior to the Closing Date, each of Comcast and Warburg, Pincus enter into a "lock-up" agreement with NTL preventing them from selling, transferring or disposing of any interest in the consideration received by them in the Amalgamation for a period of 150 days after the Closing Date. See "CERTAIN AGREEMENTS RELATED TO THE AMALGAMATION -- Lock-Up Agreements."

STOCKHOLDERS' COMPARATIVE RIGHTS

     The rights of shareholders of Partners are currently governed by the Memorandum of Association of Partners (the "Partners Charter") and the Bye-laws of Partners (the "Partners Bye-laws") and Bermuda corporate law. At the Effective Time, shareholders of Partners will become stockholders of NTL and their rights as stockholders will be governed by the NTL Restated Certificate and the By-laws of NTL (the "NTL

By-laws") and Delaware corporate law. See "COMPARISON OF THE RIGHTS OF STOCKHOLDERS OF NTL AND SHAREHOLDERS OF PARTNERS."

PROPOSAL FOR SHARES AMENDMENT

     At the NTL Special Meeting, stockholders of NTL will be asked to consider and vote upon a proposal to approve the Shares Amendment which would amend the NTL Restated Certificate to increase the maximum number of authorized shares of NTL Common Stock from 100,000,000 to 400,000,000 shares and to increase the maximum number of authorized shares of NTL Preferred Stock (as defined herein) from 2,500,000 to 10,000,000 shares. See "PROPOSAL FOR SHARES AMENDMENT."

RECENT DEVELOPMENTS

     On June 16, 1998, NTL entered into an acquisition agreement (the "Diamond Agreement") with the shareholders of Diamond Cable Communications, plc ("Diamond"). Pursuant to the Diamond Agreement, on the closing date of the Diamond transaction, NTL will transfer to each shareholder of Diamond one share of NTL Common Stock for each four issued and outstanding ordinary shares, par value 2.5p per share, and each deferred share, par value 25p per share, of Diamond. However, the Diamond Agreement provides for adjustment of such consideration as follows: (i) if the closing date occurs within four months of the date of the Diamond Agreement, and the average sales price of the NTL Common Stock, as calculated pursuant to the Diamond Agreement, is $52.00 or more, the number of shares of NTL Common Stock to be transferred for each four ordinary shares will be decreased such that the value of such consideration will not exceed $52.00 (the "Maximum Average Stock Price"), and (ii) if the closing date does not occur within such four-month period, the Maximum Average Stock price will increase by $.50 on October 16, 1998, and on each monthly anniversary date thereafter until the closing date. The Diamond Agreement provides that approximately 15.2 million shares of NTL Common Stock will be issued in connection with the Diamond transaction. Following the Amalgamation and prior to the Diamond transaction, shareholders of Partners will have an ownership interest in NTL of approximately 31%, and, in the event that the Diamond transaction is consummated, shareholders of Partners will have an ownership interest in NTL of approximately 25%. The consummation of the Diamond transaction is subject to, among other things, the approval by the stockholders of NTL of the issuance of shares of NTL Common Stock in accordance with the terms of the Diamond Agreement. See "RECENT DEVELOPMENTS -- Diamond."

     Pursuant to an acquisition agreement (the "ComTel Agreement"), dated June 16, 1998, with Vision Networks III B.V., a wholly-owned subsidiary of Royal PTT Nederland NV (KPN), NTL acquired the operations of ComTel Limited and Telecential Communications (collectively, "ComTel") for a total of approximately L550 million in two stages. In the first stage, NTL acquired certain of the ComTel properties for L275 million in cash. In the second stage, which was completed on September 22, 1998, NTL acquired the remaining ComTel properties for L200 million in cash and L75 million in NTL Preferred Stock. Such NTL Preferred Stock has a pay-in-kind coupon of 9.9%, will mature in 2008 and is redeemable within 15 months for NTL Common Stock valued at market, new NTL convertible preferred securities or cash. The consummation of the ComTel acquisition did not require a vote of the stockholders of NTL. See "RECENT DEVELOPMENTS -- ComTel."

     On June 10, 1998, NTL provided to the trustee of the 10 7/8% Notes a notice that NTL will redeem such Notes on October 15, 1998. Pending such redemption, NTL has used cash on hand to deposit in trust with such trustee an amount equal to approximately $218.6 million (103.107% of accreted value) to pay the redemption price (including principal) on such 10 7/8% Notes, thereby defeasing certain of its obligations under the indenture governing such 10 7/8% Notes. In July 1998, using funds so deposited with the trustee, NTL purchased from one holder for $65 million a portion of the 10 7/8% Notes with an accreted value of $62.2 million. See "RECENT DEVELOPMENTS -- Redemption of 10 7/8% Notes."

                    SUMMARY HISTORICAL FINANCIAL DATA OF NTL

     The following table sets forth summary financial data for the six months ended June 30, 1998 and 1997 and for each of the five years in the period ended December 31, 1997. This information has been derived from, and should be read in conjunction with, the consolidated financial statements and notes thereto included or incorporated by reference herein.

                                   SIX MONTHS ENDED
                                       JUNE 30,                         YEAR ENDED DECEMBER 31,
                                 ---------------------   ------------------------------------------------------
                                   1998        1997        1997       1996(1)      1995       1994       1993
                                 ---------   ---------   ---------   ---------   --------   --------   --------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Operating revenues...........  $ 302,106   $ 221,639   $ 491,755   $ 228,343   $ 33,741   $ 13,745   $ 10,078
  (Loss) before extraordinary
     item......................   (197,974)   (173,435)   (328,557)   (254,454)   (90,785)   (29,573)   (11,076)
  Net (loss)...................   (197,974)   (173,435)   (333,057)   (254,454)   (90,785)   (29,573)   (11,076)
  Basic and diluted net (loss)
     per common share:
  (Loss) before extraordinary
     item(2)...................      (5.79)      (5.56)     (10.60)      (8.20)     (3.01)      (.98)      (.83)
  Net (loss) per common
     share(2)..................      (5.79)      (5.56)     (10.74)      (8.20)     (3.01)      (.98)      (.83)
  Weighted average number of
     common shares used in the
     computation of basic and
     diluted net loss per
     common share(2)...........     35,448      32,091      32,117      31,041     30,190     30,175     13,327
  Ratio of earnings to fixed
     charges(3)................         --          --          --          --         --         --         --

                                          AS OF                          AS OF DECEMBER 31,
                                         JUNE 30,    ----------------------------------------------------------
                                           1998         1997       1996(1)        1995        1994       1993
                                        ----------   ----------   ----------   ----------   --------   --------
BALANCE SHEET DATA:
  Working capital (deficiency)........  $  248,713   $  (51,916)  $  242,102   $   76,128   $251,544   $410,421
  Fixed assets, net...................   2,279,636    1,756,985    1,459,528      639,674    191,725     36,422
  Total assets........................   4,163,828    2,421,639    2,454,611    1,010,669    664,366    594,976
  Long-term debt......................   3,020,012    2,015,057    1,732,168      513,026    143,488    130,553
  Senior Redeemable Exchangeable
     Preferred Stock..................     116,086      108,534           --           --         --         --
  Shareholders' equity (deficiency)...     (66,519)     (61,668)     328,114      339,257    436,534    452,402

---------------
 (1) In May 1996, NTL purchased NTL Group Limited for an aggregate purchase price of approximately $439,000,000, including goodwill of approximately $263,000,000. The net assets and results of operations of NTL Group Limited are included in the consolidated financial statements from the date of the acquisition.

 (2) After giving retroactive effect to the four-for-three stock split by way of stock dividend paid in August 1995. NTL did not declare or pay any cash dividends during the years indicated.

 (3) Fixed charges consist of interest expense, including capitalized interest, amortization of fees related to debt financing and rent expense deemed to be interest. The fixed charges coverage deficiency amounted to $107.2 million, $355.4 million, $257.1 million, $105.4 million, $31.8 million and $10.4 million for the six months ended June 30, 1998 and for the years ended December 31, 1997, 1996, 1995, 1994 and 1993, respectively. For the six months ended June 30, 1998 and for the year ended December 31, 1997, NTL's earnings were insufficient to cover combined fixed charges and preferred stock dividends by $114.6 million and $367.4 million.

                 SUMMARY HISTORICAL FINANCIAL DATA OF PARTNERS,
               BIRMINGHAM CABLE, CABLE LONDON AND CAMBRIDGE CABLE

     The following table sets forth summary historical consolidated financial data for each of Partners, Birmingham Cable and Cable London for the six months ended June 30, 1998 and 1997 and for each of the five years in the period ended December 31, 1997. Such data have been derived from, and should be read in conjunction with, the consolidated financial statements for each of Partners, Birmingham Cable and Cable London and notes thereto included or incorporated by reference herein. Prior to March 31, 1996, Partners accounted for its interests in Cambridge Cable under the equity method. Beginning on March 31, 1996, the financial position and results of operations of Cambridge Cable were consolidated with those of Partners.

Partners

                                  SIX MONTHS ENDED
                                      JUNE 30,                          YEAR ENDED DECEMBER 31,
                                ---------------------   --------------------------------------------------------
                                  1998        1997        1997        1996        1995        1994        1993
                                ---------   ---------   ---------   ---------   ---------   ---------   --------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Service income................  L  36,027   L  25,205   L  55,603   L  31,358   L   1,530   L      --   L     --
Consulting fee income.........        561         496       1,059       1,070       1,313       1,356      1,248
Operating loss................     (8,524)    (12,907)    (22,604)    (24,553)    (11,809)     (2,824)    (1,124)
Equity in net losses of
  affiliates..................    (11,185)    (10,314)    (21,359)    (18,432)    (23,677)    (16,289)   (13,143)
Net loss......................    (31,777)    (33,648)    (67,356)    (40,575)    (28,962)    (16,266)   (13,183)
Net loss per share(1).........      (0.63)      (0.67)      (1.34)       (.84)      (0.70)      (0.54)     (0.50)
                                              AS OF                        AS OF DECEMBER 31,
                                            JUNE 30,    --------------------------------------------------------
                                              1998        1997        1996        1995        1994        1993
                                            ---------   ---------   ---------   ---------   ---------   --------
BALANCE SHEET DATA:
Total assets..................              L 513,521   L 445,854   L 484,370   L 431,889   L 254,739   L 95,239
Noncurrent liabilities........                344,985     247,970     216,027     207,978       9,106
Contributed capital...........                359,049     359,049     359,049     287,810     287,863    127,162
Accumulated deficit...........               (219,150)   (187,373)   (120,017)    (79,442)    (50,480)   (34,214)

Birmingham Cable

                                   SIX MONTHS ENDED
                                       JUNE 30,                         YEAR ENDED DECEMBER 31,
                                 ---------------------   ------------------------------------------------------
                                   1998        1997        1997        1996        1995       1994       1993
                                 ---------   ---------   ---------   ---------   --------   --------   --------
                                                                             (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Service income.................  L  37,975   L  31,800   L  67,166   L  52,472   L 39,004   L 27,505   L 18,345
Operating loss.................     (5,043)     (8,880)    (15,825)    (11,694)   (11,345)    (9,674)    (7,864)
Net loss.......................    (19,078)    (15,364)    (30,826)    (20,378)   (14,279)    (9,293)    (8,967)
                                               AS OF                       AS OF DECEMBER 31,
                                             JUNE 30,    ------------------------------------------------------
                                               1998        1997        1996        1995       1994       1993
                                             ---------   ---------   ---------   --------   --------   --------
BALANCE SHEET DATA:
  Total assets.................              L 257,306   L 260,035   L 325,646   L331,589   L160,044   L119,018
  Noncurrent liabilities.......                182,306     165,413     188,863    185,864      6,222      4,989

Cable London

                                SIX MONTHS ENDED
                                    JUNE 30,                       YEAR ENDED DECEMBER 31,
                              --------------------   ----------------------------------------------------
                                1998        1997       1997       1996       1995       1994       1993
                              ---------   --------   --------   --------   --------   --------   --------
                                                            (IN THOUSANDS)
STATEMENT OF OPERATIONS
  DATA:
Service income..............  L  32,178   L 24,693   L 52,816   L 40,091   L 30,277   L 21,830   L 14,403
Operating loss..............     (4,005)    (6,491)   (12,711)   (13,906)   (13,808)   (10,524)    (9,863)
Net loss....................    (11,530)   (11,879)   (25,168)   (21,241)   (17,675)   (11,354)   (11,304)
                                           AS OF                      AS OF DECEMBER 31,
                                          JUNE 30,   ----------------------------------------------------
                                            1998       1997       1996       1995       1994       1993
                                          --------   --------   --------   --------   --------   --------
BALANCE SHEET DATA:
  Total assets..............              L200,212   L195,693   L170,123   L136,450   L104,994   L 85,648
  Noncurrent liabilities....               189,958    173,038     60,831     73,772     27,659     21,118

Cambridge Cable(2)

                                                                   YEAR ENDED DECEMBER 31,
                                                     ----------------------------------------------------
                                                       1997       1996       1995       1994       1993
                                                     --------   --------   --------   --------   --------
                                                                        (IN THOUSANDS)
STATEMENT OF OPERATIONS
  DATA:
Service income.............                                     L  6,401   L 20,585   L 12,064   L  3,571
Operating loss.............                                       (2,133)   (12,838)    (8,807)    (7,437)
Net loss...................                                       (4,419)   (20,398)   (12,223)    (7,930)

                                                                      AS OF DECEMBER 31,
                                                     ----------------------------------------------------
                                                       1997       1996       1995       1994       1993
                                                     --------   --------   --------   --------   --------
BALANCE SHEET DATA:
  Total assets.............                                                L118,885   L 99,275   L 56,799
  Noncurrent liabilities...                                                 109,662     74,916     22,163

---------------
(1) For 1993 and 1994, net loss per share has been presented on a pro forma basis as if the restructuring of Partners' equity in September 1994 and the conversion of the redeemable convertible preference shares issued in connection with the acquisition of Teesside were outstanding for all periods presented.

(2) Prior to March 31, 1996, Partners owned 50% of Cambridge Cable and accounted for this interest under the equity method. As of March 31, 1996, Partners owned 100% of Cambridge Cable and consolidated the financial position and results of operations of Cambridge Cable beginning on March 31, 1996. The 1996 results of operations information for Cambridge Cable is for the three months ended March 31, 1996.

                        SUMMARY PRO FORMA FINANCIAL DATA

     In addition to the Amalgamation, on June 16, 1998, NTL agreed to acquire substantially all of the operations owned by ComTel UK Finance B.V. ("ComTel").

     The acquisition of Partners requires stockholder approvals, as described in this Joint Proxy Statement/Prospectus. Therefore, the following pro forma financial data gives effect to such acquisitions as if the ComTel and Partners acquisitions occur without giving effect to the Diamond acquisition.

     The following table sets forth pro forma financial data for the six months ended June 30, 1998 and for the year ended December 31, 1997, after giving effect to the acquisitions. Partners currently owns a 27.5% interest in Birmingham Cable and a 50% interest in Cable London. This information should be read in conjunction with the pro forma condensed combined financial data included herein. See "UNAUDITED PRO FORMA FINANCIAL DATA."

                                                              SIX MONTHS ENDED       YEAR ENDED
                                                               JUNE 30, 1998      DECEMBER 31, 1997
                                                              ----------------    -----------------
INCOME STATEMENT DATA:
  Operating revenues........................................     $ 433,704            $ 667,534
  Net (loss)................................................      (361,424)            (615,508)
BASIC AND DILUTED NET (LOSS) PER COMMON SHARE:
  Net (loss) per common share...............................         (6.93)              (12.58)
  Weighted average number of common shares used in the
     computation of basic and diluted net loss per common
     share..................................................        54,212               50,881

                                                                  AS OF
                                                              JUNE 30, 1998
                                                              --------------
BALANCE SHEET DATA:
  Working capital...........................................    $  317,564
  Fixed assets, net.........................................     3,402,057
  Total assets..............................................     6,075,193
  Shareholders' equity......................................       658,932

                   SUMMARY PRO FORMA PER SHARE AND OTHER DATA

     The following table presents the net loss and book value per share of NTL and Partners, on a pro forma basis for NTL and an equivalent pro forma basis for Partners. Pro forma data for NTL was derived by combining the historical financial statements of NTL, ComTel and Partners' historical financial information, giving effect to the acquisitions using the purchase method of accounting. Equivalent pro forma information for Partners is presented on an equivalent share basis, which reflects NTL's pro forma amounts multiplied by an assumed exchange ratio of shares of NTL Common Stock for each Partners Common Share, based on the closing price of NTL Common Stock on February 4, 1998 of $32.00 per share. See the footnotes to "UNAUDITED PRO FORMA FINANCIAL DATA" for assumptions used.

     Pro forma income statement-related per share amounts have been prepared as if the Amalgamation had occurred at the beginning of the earliest period presented. Pro forma book value per share amounts give effect to the Amalgamation as though it had been consummated on the date indicated.

     The information set forth below should be read in conjunction with the "UNAUDITED PRO FORMA FINANCIAL DATA" included herein and the respective audited consolidated financial statements and notes thereto of NTL and Partners which are also included herein.

                                                      SIX MONTHS
                                                        ENDED
                                                       JUNE 30,      YEARS ENDED DECEMBER 31,
                                                      ----------    ---------------------------
                                                         1998        1997       1996      1995
                                                      ----------    -------    ------    ------
HISTORICAL:
NTL COMMON STOCK
Net loss per share
  Historical........................................    $(5.79)     $(10.74)   $(8.20)   $(3.01)
Book value per share (at end of period)
  Historical........................................     (1.61)       (1.91)    10.23     11.24
PARTNERS COMMON SHARES
Net loss per share
  Historical........................................     (1.05)       (2.20)    (1.31)    (1.11)
Book value per share (at end of period)
  Historical........................................      4.65         5.65      8.48      7.83
PRO FORMA COMTEL AND PARTNERS:
NTL COMMON STOCK
Net loss per share
  Pro forma.........................................     (6.93)      (12.58)
Book value per share (at end of period)
  Pro forma.........................................     10.97
PARTNERS COMMON SHARES
Net loss per share
  Equivalent Pro forma..............................     (2.60)       (4.71)
Book value per share (at end of period)
  Equivalent Pro forma..............................      4.11

                                  RISK FACTORS

     In considering whether to approve the Share Issuance or to approve the Amalgamation, as the case may be, the stockholders of NTL and the shareholders of Partners should consider, among other things, the following matters, as applicable.

RISKS TO NTL OF THE UNCERTAINTY OF THE OUTCOME OF THE CABLE LONDON "SHOOT-OUT"

     Under the terms of the TeleWest Agreement, until it is determined whether or not TeleWest opts to purchase the Cable London Equity Interest for the cash Sum specified in the Offer Notice from Partners, the nature of the assets that will ultimately be owned by NTL following the Cable London Completion will remain partially uncertain. If, subject to the terms and conditions of the TeleWest Agreement, TeleWest accepts the Offer by Partners to purchase the Cable London Equity Interest and Partners sells such interest to TeleWest, following the Cable London Completion, NTL would ultimately own Partners' interests in Cambridge Cable and the two companies holding the franchises for Darlington and Teesside, England, but neither Partners' 27.5% interest in Birmingham Cable nor Partners' 50% interest in Cable London. Conversely, NTL could ultimately own Partners' interests in Cambridge Cable, the two companies holding the franchises for Darlington and Teesside, England, and a 100% ownership interest in Cable London as a result of the TeleWest Agreement.

FIXED RATIOS DESPITE CHANGE IN RELATIVE STOCK PRICES

     The Exchange Ratio and the related ratios representing the consideration allocable to the Equity Interests and the remainder of Partners' business are expressed in the Amalgamation Agreement as fixed ratios. Accordingly, the Exchange Ratio and the related ratios representing the consideration allocable to the Equity Interests and the remainder of Partners' business will not be adjusted in the event of any increase or decrease in the price of either the NTL Common Stock or the Class A Common Shares. However, Partners may terminate the Amalgamation Agreement at any time prior to the Effective Time and the receipt of the Partners Shareholder Approval if, as of a date not more than 10 business days before the Partners Special General Meeting, the NTL Average Stock Price determined as of such date is less than $26.70 such that the purchase price per Partners Common Share falls below $10.00, subject to NTL's right to adjust the Exchange Ratio such that the shareholders of Partners would receive an amount of NTL Common Stock having a value of $10.00 for each Partners Common Share. NTL has no such right to terminate the Amalgamation Agreement in the event that the price of NTL Common Stock increases, in which case the effective purchase price per Partners Common Share would increase. The price of NTL Common Stock at the Effective Time will vary from its price at the date of this Joint Proxy Statement/Prospectus and at the date of the NTL Special Meeting and the Partners Special General Meeting. Such variations may be the result of changes in the business, operations or prospects of NTL or Partners, market assessments of the likelihood that the Amalgamation will be consummated and the timing thereof, regulatory considerations, general market and economic conditions and other factors. Because the Effective Time may occur at a date later than the NTL Special Meeting and the Partners Special General Meeting, there can be no assurance that the price of NTL Common Stock on the date of the NTL Special Meeting and the Partners Special General Meeting will be indicative of its price at the Effective Time. The Effective Time will occur as soon as practicable following the NTL Special Meeting and the Partners Special General Meeting and the satisfaction or waiver of the other conditions set forth in the Amalgamation Agreement. Stockholders of NTL and shareholders of Partners are urged to obtain current market quotations for the NTL Common Stock and the Class A Common Shares. See "THE AMALGAMATION AGREEMENT -- Termination."

PARTNERS' INABILITY TO CONTROL CABLE LONDON

     Partners has, for financial, operating and other reasons, invested in Birmingham Cable and Cable London with strategic and financial partners. Although Partners has been active in the management of Birmingham Cable and Cable London, its minority voting power and/or the voting power or veto rights of its partners has precluded Partners from affirmatively controlling Birmingham Cable and Cable London and has required consent of the partners to cause dividends or other distributions to be made. Moreover, during the Shoot-out Period, Partners' partial interest precludes Partners from affirmatively controlling Cable London.

RIGHTS RELATING TO CONTROL OF PARTNERS BY COMCAST; VOTING AGREEMENTS

     Partners' voting shares are divided into two classes with different voting rights. Holders of Class A Common Shares are entitled to one vote per share whereas holders of Class B Common Shares are entitled to ten votes per share. Both classes vote together as a single class on all matters submitted to a vote of shareholders, except when class voting is required by the Companies Act. Comcast indirectly owns all of the Class B Common Shares. Class B Common Shares may be converted, at the option of the holder, into Class A Common Shares on a one-for-one basis. Comcast is not required to convert its Class B Common Shares at any time including in connection with a sale to an unrelated third party and therefore may transfer to such third party the shares that carry ten votes per share. Comcast beneficially owns 100% of the outstanding Class B Common Shares (approximately 25.7% of the total number of outstanding Partners Common Shares) and controls 77.6% of the total voting power of all outstanding Partners Common Shares. Therefore, Comcast has the voting power to control all matters requiring the approval of shareholders of Partners voting as a single class.

     On February 4, 1998, each of Warburg, Pincus and Comcast entered into the Voting Agreements with NTL pursuant to which, among other things, each has agreed that it will, and, in the case of Comcast, that it will cause its subsidiaries to, vote in favor of the Amalgamation Agreement at the Partners Special General Meeting. See "CERTAIN AGREEMENTS RELATED TO THE
AMALGAMATION -- Voting Agreements."

RISKS TO SHAREHOLDERS OF PARTNERS RESULTING FROM DIFFERENCES IN STOCKHOLDER
RIGHTS

     Partners is a Bermuda company and, accordingly, is governed by the Companies Act. The Companies Act differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders, including those provisions relating to mergers and similar arrangements, shareholder's suits, indemnification of directors and inspection of corporate records. As a result of the Amalgamation, shareholders of Partners will no longer own Partners Common Shares and will become stockholders of NTL. Accordingly, after the Amalgamation, the rights of former shareholders of Partners will be governed by the NTL Restated Certificate, the NTL By-laws and Delaware corporate law and will consequently be different, and in certain respects, less favorable, than their rights prior to the Amalgamation. In particular, (i) shareholder action may generally be taken by written consent of the shareholders of Partners if all shareholders who would be entitled to attend and vote at a meeting consent, whereas stockholder action may not be taken by written consent of the stockholders of NTL; (ii)shareholders of Partners may convene special general meetings of shareholders, whereas the NTL By-laws provide that special meetings of stockholders may be called only by the NTL Board, the Chairman of the Board or the President of NTL; (iii) pursuant to certain provisions of the NTL Restated Certificate, the approval by affirmative vote of two-thirds of all the voting stock of NTL is required for certain extraordinary transactions and certain amendments to the NTL Restated Certificate, whereas such similar actions generally require a lesser vote of the shareholders of Partners; and (iv) the NTL Restated Certificate provides for the NTL Board to be divided into three classes, while the Partners By-laws do not provide for a classified Partners Board. See "COMPARISON OF RIGHTS OF STOCKHOLDERS OF NTL AND SHAREHOLDERS OF PARTNERS."

RISKS ASSOCIATED WITH THE NTL CLASS D STOCK

     If, due to a breach of the TeleWest Agreement, the sale of the Birmingham Cable Equity Interest pursuant to the TeleWest Agreement is not consummated prior to the Closing, shares of NTL Class D Stock representing the Birmingham Cable Equity Interest may be issued, at NTL's option, to shareholders of Partners as part of the consideration in the Amalgamation. If issued, the NTL Class D Stock will remain outstanding until the sale of the Birmingham Cable Equity Interest. It is uncertain how long the NTL Class D Stock will remain outstanding. Following the sale of the Birmingham Cable Equity Interest, each share of NTL Class D Stock, if issued, will be exchanged by NTL for one share of NTL Common Stock.

     Although NTL is obligated to use best efforts to cause the NTL Class D Stock to be approved for quotation on the NASDAQ subject to official notice of issuance prior to the 60th day following the Closing Date if such stock is then outstanding, such quotation is not a condition to the Closing. Accordingly, if the

NTL Class D Stock has been issued as part of the consideration in the Amalgamation, there can be no assurances as to whether or when the NTL Class D Stock will be approved for quotation on the NASDAQ and whether the absence of quotation on the NASDAQ will adversely affect the market value or liquidity thereof. Moreover, there can be no assurances as to the market value or the liquidity of such stock.

UNCERTAINTIES IN INTEGRATING OPERATIONS AND ACHIEVING COST SAVINGS

     The consolidation of functions and the integration of departments, systems and procedures present significant management challenges. There can be no assurance that such actions will be successfully accomplished as rapidly as currently expected. Moreover, although the primary purpose of such actions will be to realize direct cost savings and other operating efficiencies, there can be no assurance of the extent to which such cost savings and other efficiencies will be achieved.

NECESSITY OF RECEIVING GOVERNMENTAL APPROVALS AND DEBT CONSENTS PRIOR TO THE AMALGAMATION

     The consummation of the Amalgamation is conditioned upon, among other things, the making and obtaining of certain filings with, notifications to and authorizations and approvals of, various governmental agencies, particularly certain British regulatory entities, with respect to the transactions contemplated by the Amalgamation Agreement. There can be no assurance as to the timing of such approvals or the ability of the companies to obtain such approvals on satisfactory terms or otherwise. See "THE
AMALGAMATION -- Governmental and Regulatory Approvals."

     The consummation of the Amalgamation is also conditioned upon the receipt of the Required Consents, which include the consent of the holders of a majority amount of Partners' 11.20% Debentures and the consent or effective waiver of the holders of a majority amount of NTL's 12 3/4% Notes, NTL's 11 1/2% Notes and NTL's 10% Notes. There can be no assurance as to the timing of such consents or the ability of the companies to obtain such consents on satisfactory terms or otherwise. See "THE AMALGAMATION -- The Debt Consents" and "RECENT
DEVELOPMENTS -- Redemption of 10 7/8% Notes."

RISKS RELATED TO PARTNERS INDENTURE

     In November 1995, Partners received net proceeds of approximately L186.9 million ($291.1 million) from the sale of its 11.20% Debentures in a public offering ($517.3 million principal at maturity). The Accreted Value of the 11.20% Debentures was L239.5 million and L229.2 million as of June 30, 1998 and December 31, 1997, respectively. "Accreted Value" means the sum of (i) the initial public offering price of each Debenture and (ii) the portion of the excess of the principal amount of each Debenture over such initial offering price which shall have been authorized by Partners in accordance with GAAP through such end date, such amount to be so amortized on a daily basis and compounded semi-annually at the rate of 11.20% per annum from November 15, 1995 to November 15, 2000. After November 15, 2000, interest will be paid in cash on each May 15 and November 15 through November 15, 2007.

     Under the Indenture, any sale of the Birmingham Cable Equity Interest or the Cable London Equity Interest to TeleWest pursuant to the TeleWest Agreement may be deemed to be an Asset Sale (as defined in the Indenture). If the proceeds from any such sale are neither used to pay Restricted Subsidiary Indebtedness nor invested in Replacement Assets (each, as defined in the Indenture), Partners may be obligated to make an offer to purchase all or a portion of the outstanding 11.20% Debentures, (A) in the case of 11.20% Debentures purchased prior to November 15, 2000, at a price of 100% of the Accreted Value thereof (determined at the date of purchase) and (B) in the case of 11.20% Debentures purchased on or after November 15, 2000, 100% of the principal amount at maturity thereof, plus accrued and unpaid interest thereon, if any, to the date of purchase.

     In accordance with the terms of such Asset Sale provision in the Indenture, NTL plans to apply any cash proceeds received as consideration for the sale of Birmingham Cable or Cable London pursuant to the TeleWest Agreement within 365 days of the receipt thereof, to an investment in Replacement Assets. The Indenture provides that Replacement Assets include properties and assets (other than cash or any capital stock or other security) that will be used in a Cable/Telecommunication Business of Partners or any

Restricted Subsidiary. If the proceeds from any sale of the Birmingham Cable Equity Interest or the Cable London Equity Interest are not invested in Replacement Assets, Partners (or Sub, as successor obligor to Partners) would be required to make an offer to repurchase the 11.20% Debentures at 100% of the Accreted Value thereof (L239.5 million as of June 30, 1998). The amount of the 11.20% Debentures repurchased would be equal to the amount of proceeds not invested in Replacement Assets. Such an offer to repurchase would be funded by cash proceeds from the Asset Sale, and the aggregate amount of funds that would be required to make such repurchase would be based on the amount of such cash proceeds.

     In addition, the Amalgamation will constitute a "Change of Control", and the occurrence of both a Change of Control and a Rating Decline (as defined in the Indenture) would constitute a "Change of Control Triggering Event." Upon the occurrence of a Change of Control Triggering Event, each holder of 11.20% Debentures would have the right to require Partners to repurchase its 11.20% Debentures in cash at a purchase price equal to 101% of the Accreted Value thereof (determined at the date of purchase) if such purchase is prior to November 15, 2000, or 101% of the principal amount at maturity thereof, plus accrued and unpaid interest thereon, if any, to the date of purchase if such purchase is on or after November 15, 2000. The 11.20% Debentures are currently rated below Investment Grade by both Rating Agencies, and on June 17, 1998, the 11.20% Debentures were put on negative credit watch by Standard & Poor's Rating Group. If a Change of Control Triggering Event occurs in connection with the Amalgamation, Sub (as successor obligor to Partners) would be required to make an offer to repurchase the 11.20% Debentures at an approximate purchase price of L241.9 million, based on the Accreted Value as of June 30, 1998. Such an offer would be funded by refinancing in an amount equal to such purchase price, but no assurances can be made that such refinancing would be available or upon what terms such refinancing would be obtained.

     The Indenture related to the 11.20% Debentures also contains other covenants, including a limitation on restricted payments which would restrict the ability of Partners to make dividends or distributions to NTL in respect of Partners capital stock or to purchase, redeem, acquire or retire for value such stock and a limitation on transactions with affiliates, which would limit transactions between NTL and Partners. These provisions could impact the optimal or effective financial and operational integration of NTL and Partners after the Amalgamation.

POTENTIAL ADVERSE CONSEQUENCES OF LEVERAGE OF NTL

     NTL is and, following the consummation of the Amalgamation will continue to be, highly leveraged. At June 30, 1998, the accrued value of NTL's total long-term indebtedness (including NTL's 13% Senior Redeemable Exchangeable Preferred Stock (the "NTL 13% Preferred")) was approximately $3.1 billion, representing approximately 102% of total capitalization. The accrued value of Partners' total long-term indebtedness, including long-term debt due to shareholder, was L342 million at June 30, 1998, representing 71% of total capitalization. "Long-term debt due to shareholder" consists of 9% Subordinated Notes payable to Holdings, an indirect, wholly-owned subsidiary of Comcast, which are due in 1999. The accreted value of the 9% Subordinated Notes was L11,775,000 and L11,272,000 as of June 30, 1998 and December 31, 1997,
respectively. In connection with NTL's acquisition of ComTel, NTL borrowed L275 million in June 1998 from The Chase Manhattan Bank ("Chase") under an eight-year term loan facility, dated October 17, 1997 (the "New Credit Facility"), as amended, between Chase and NTL (UK) Group, Inc., and NTL intends to borrow an additional L200 million under the New Credit Facility to complete such acquisition. The indentures governing the existing indebtedness of NTL and the 11.20% Debentures permit NTL and Partners and their respective subsidiaries to incur substantial indebtedness. The ability of NTL and its subsidiaries to make scheduled payments under present and future indebtedness will depend upon, among other things, NTL's and its subsidiaries' ability to complete the build-out of the franchises on a timely and cost effective basis, NTL's ability to access the earnings of its subsidiaries (which may be subject to significant contractual and legal limitations), the future operating performance of NTL and its subsidiaries and NTL's ability to refinance its indebtedness when necessary. Each of these factors is to a large extent subject to economic, financial, competitive, regulatory and other factors that are beyond NTL's and its subsidiaries' control. See "-- Network Construction Costs of NTL, the Partners Operating Companies and ComTel; Need for Additional Financ-ing," "-- Holding Company Structure of NTL and Partners; Dependence Upon Cash Flow from Subsidiaries" and "-- Uncertainty of Construction Progress and Costs."

     The New Credit Facility contains, and future agreements and debt instruments may contain, various covenants which, among other things, require NTL to maintain certain financial ratios, restrict or prohibit the payment of dividends and other distributions to NTL by its subsidiaries, restrict asset sales and dictate the use of proceeds from the sale of assets. Although NTL believes that it and its subsidiaries are in compliance with their respective covenants and restrictions, continued compliance with these restrictions, in combination with the leveraged nature of NTL, could limit the ability of NTL to respond to market conditions or meet extraordinary capital needs or otherwise could restrict corporate activities and the ability of certain subsidiaries of NTL to make payments to NTL which might otherwise fund NTL's obligations as they fall due. See "-- Holding Company Structure of NTL and Partners; Dependence Upon Cash Flow from Subsidiaries." There can be no assurance that such restrictions will not adversely affect NTL's ability to finance its future operations or capital needs, to service and repay indebtedness or to engage in other business activities, such as acquisitions, which may be in the interest of NTL.

     The Amalgamation will result in a change of control under the L200 million UK Holdings bank facility (the "Partners Facility"). Upon a change of control, all amounts outstanding under the Partners Facility will become immediately due and payable. At June 30, 1998, there was L86 million outstanding under the Partners Facility. Although Partners had substantial cash reserves of L92.3 million at June 30, 1998, there can be no assurance that such funds will be available to repay the Partners Facility or that NTL will be able to refinance the Partners Facility.

     The degree to which NTL is leveraged could have important consequences to stockholders, including the following: (i) increasing NTL's vulnerability to adverse changes in general economic conditions or increases in prevailing interest rates; (ii) limiting NTL's ability to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate purposes, including the build-out of the networks in the franchises and the development and expansion of NTL's business; (iii) requiring a substantial portion of NTL's and its subsidiaries' cash flow from operations to be dedicated to debt service requirements, thereby reducing the funds available for dividends, operations and future business opportunities; and (iv) increasing NTL's and its subsidiaries' exposure to increases in interest rates given that certain of NTL's and its subsidiaries' borrowings may be at variable rates of interest.

     In addition, NTL may, in the event of a change of control or certain asset sales, be obligated to offer to repurchase its outstanding debt securities prior to maturity and there can be no assurance that NTL will have the financial resources necessary or otherwise be able to repurchase those securities in such circumstances.

NETWORK CONSTRUCTION COSTS OF NTL, THE PARTNERS OPERATING COMPANIES AND COMTEL; NEED FOR ADDITIONAL FINANCING

     The development, construction and operations of the combined telecommunications networks of NTL, the Partners Operating Companies and ComTel will continue to require substantial capital. In addition, NTL, Partners and ComTel will require significant amounts of capital to finance the other capital expenditures and the cost of operations of NTL, its subsidiaries and joint ventures and meet all their other obligations as they fall due. NTL intends to fund a portion of the requirements referred to in this paragraph from cash, cash equivalents and marketable securities on hand, and funds internally generated by the operations of NTL's subsidiaries. However, NTL estimates that significant amounts of additional funding will be necessary to meet these requirements. There can be no assurance that (i) additional financing will be obtained or will be available on acceptable terms, (ii) actual construction costs will not exceed the amount estimated or that additional funding substantially in excess of the amounts estimated will not be required, (iii) conditions precedent to advances under future credit facilities will be satisfied when funds are required, (iv) NTL will not acquire additional businesses that would require additional capital, (v) NTL and its subsidiaries will be able to generate sufficient cash from operations to meet capital requirements, debt service and other obligations when required, (vi) NTL will be able to access such cash flow or (vii) NTL's subsidiaries will not incur losses from their exposure to exchange rate fluctuations or be adversely affected by interest rate fluctuations. NTL does not have any firm additional financing plans to address the foregoing at this time, except as described below.

     Pursuant to an amendment to the New Credit Facility, as amended, dated June 16, 1998 entered into as a result of the ComTel acquisition, Chase's commitment under the New Credit Facility has been reduced to the L475 million that NTL requires for the cash portion of the purchase price. NTL borrowed L275 million in June 1998 to complete the first stage of the ComTel acquisition. NTL intends to borrow the remaining L200 million and will issue L75 million in a new NTL pay-in-kind Preferred Stock to complete the final stage of the ComTel acquisition upon the completion of certain corporate reorganizations within ComTel. Chase has committed to make available to NTL a L480 million senior secured credit facility upon the repayment in full of the L475 million ComTel acquisition facility and subject to the renegotiations of the New Credit Facility structure and pricing. NTL is required to repay the amount outstanding under the L475 million ComTel acquisition facility on January 31, 1999, which may be extended in certain circumstances to June 30, 1999.

     Management does not anticipate that NTL and its subsidiaries will generate sufficient cash flow from operations to repay at maturity the entire principal amount of the outstanding indebtedness of NTL and its subsidiaries. Accordingly, NTL will be required to consider a number of measures, including (i) refinancing all or a portion of such indebtedness, (ii) seeking modifications of the terms of such indebtedness, (iii) seeking additional debt financing, which would be subject to obtaining necessary lender consents, (iv) seeking additional equity financing or (v) a combination of the foregoing. The particular measures NTL may undertake and the ability of NTL to accomplish those measures will depend on the financial condition of NTL and its subsidiaries at the time, as well as a number of factors beyond the control of NTL and its subsidiaries, including prevailing economic and market conditions and financial, business and other factors. No assurance can be given that any of the foregoing measures can be accomplished, or can be accomplished in sufficient time to make timely payments with respect to NTL's indebtedness. In addition, there can be no assurance that any such measures can be accomplished on terms which are favorable to NTL and its subsidiaries.

     NTL will continue to consider strategic acquisitions and combinations involving businesses operating, or owning licenses to operate, cable, telephone, television or telecommunications systems or services and related businesses principally in the UK, as attractive opportunities arise. NTL is currently involved in various stages of exploration, development and negotiation of certain transactions, some of which, if completed, would be significant and may involve the incurrence of substantial indebtedness or the raising of additional equity by NTL and its subsidiaries to finance such transactions. There can be no assurances that such transactions will occur. The indentures governing the existing NTL indebtedness permit indebtedness to be incurred to finance acquisitions only if such acquisitions are acquisitions of either tangible or intangible assets, licenses and computer software used in connection with a Cable Business (as defined in such indentures) or certain entities, directly or indirectly engaged in a Cable Business if such entities meet certain qualifying criteria specified in such indentures.

HOLDING COMPANY STRUCTURE OF NTL AND PARTNERS; DEPENDENCE UPON CASH FLOW FROM SUBSIDIARIES

     NTL and Partners are holding companies that conduct their operations through their direct and indirect wholly-owned subsidiaries and affiliated joint ventures. Consequently, prior to and following the Amalgamation, NTL will hold no significant assets other than its investments in and advances to its subsidiaries and affiliated joint ventures. NTL is, therefore, dependent upon its receipt of sufficient funds from its subsidiaries and affiliated joint ventures to meet its own obligations. The ability of NTL to benefit in the distribution of any assets of any of NTL's subsidiaries and affiliated joint ventures upon any liquidation of any such subsidiary or joint venture will be subject to the prior claims of the subsidiary's or joint venture's creditors, including trade creditors and, to the extent that such subsidiary or joint venture is not directly owned by NTL, to the prior claims of the creditors of any other persons directly or indirectly owning such subsidiary or joint venture.

     Each of NTL's subsidiaries that is a Delaware corporation may pay dividends, under the Delaware General Corporation Law (the "DGCL"), only out of its surplus, or, in the event that it has no surplus, out of its net profits for the fiscal year in which the dividend is declared or for the immediately preceding fiscal year. Each of NTL's subsidiaries that is a UK company is, under applicable UK law, prohibited from paying dividends unless such payments are made out of profits available for distribution ("distributable profits"), which consist of accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made. Other statutory and general English law obligations also affect the ability of directors of NTL's subsidiaries to declare dividends and the ability of NTL's subsidiaries to make payments to NTL on account of intercompany loans. In addition, the UK may impose a withholding tax on payments of interest and advance corporation tax on distributions (of interest, dividends or otherwise) by UK subsidiaries of NTL.

     In addition, the terms of the New Credit Facility limit, and the terms of existing and future indebtedness of NTL's subsidiaries may limit, the payment of dividends, loans or other distributions to NTL. In the absence of a default, the New Credit Facility generally permits payments to NTL to pay the interest and principal of existing indebtedness of NTL.

     As of June 30, 1998, the total liabilities of NTL's subsidiaries and the Partners Operating Companies (defined above as the following four operations in which Partners has an interest: (i) Birmingham Cable, in which Partners owns a 27.5% interest; (ii) Cable London, in which Partners owns a 50% interest; (iii) Cambridge Cable, in which Partners owns a 100% interest; and (iv) two companies holding franchises for Darlington and Teesside, in which Partners owns a 100% interest) were approximately $863 million and $1,039 million, respectively. Of the $1,039 million of the Partners Operating Companies' liabilities, $346 million was attributable to the Partners Operating Companies not subject to the Purchase Rights. Under UK corporate law, none of the Partners Operating Companies may declare or pay dividends except from its distributable profits. Partners does not anticipate that the Partners Operating Companies will have such distributable profits for the foreseeable future. In addition, the covenants of the Indenture governing the 11.20% Debentures restrict, condition or prohibit Partners from incurring additional indebtedness. In light of NTL's strategy of continued growth, in part through acquisitions, NTL and its subsidiaries may incur substantial indebtedness in the future. Borrowings under the New Credit Facility and a substantial portion of NTL's and its subsidiaries' future indebtedness are expected to be secured by liens and other security interests over the assets of NTL's subsidiaries and NTL's equity interests in NTL's subsidiaries. In addition, the ability of NTL and, therefore, the stockholders of NTL, to benefit from distributions of assets of NTL's subsidiaries may be limited to the extent that the outstanding shares of any of its subsidiaries and such subsidiary's assets are pledged to secure other debt of NTL or its subsidiaries. Any right of NTL to receive assets of any subsidiary upon such subsidiary's liquidation or reorganization will be structurally subordinated to the claims of that subsidiary's creditors, except to the extent that NTL is itself recognized as an unsubordinated creditor of such subsidiary. However, to the extent that NTL is so recognized, the claims of NTL would still be subject to any security interests in the assets of such subsidiary and any liabilities of such subsidiary senior to those held by NTL and may otherwise be challenged by third parties in a liquidation or reorganization proceeding. In addition, the New Credit Facility requires NTL to subordinate its right to repayment of indebtedness outstanding between it and the borrower under such agreement or any other subsidiary of NTL to the rights of the lenders under the agreement. In particular, the rights of NTL and other subsidiaries to repayment of principal and interest lent by them to the borrower or other subsidiaries under the New Credit Facility have been and will be subordinated to the rights of the lenders under the New Credit Facility pursuant to subordination agreements with such lenders.

     The principal fixed assets of NTL's subsidiaries are cable headends, cable television and telecommunications distribution equipment, telecommunications switches and customer equipment, transmission towers, masts and antennas and the sites on which they are located. The value of a substantial portion of these fixed assets is derived from their employment in NTL's and its subsidiaries' businesses. These assets are highly specialized and, taken individually, can be expected to have limited marketability. Consequently, in the event that secured creditors seek to realize on the collateral securing debt of NTL's subsidiaries, these creditors would be likely to seek to sell the business as a going concern (possibly through a sale of pledged shares of subsidiaries), either in its entirety, or by franchise or other business unit, in order to maximize the proceeds realized.

OPERATING LOSSES OF NTL AND PARTNERS

     NTL had net (loss) for the six months ended June 30, 1998 and 1997 and for the years ended December 31, 1997, 1996, 1995, 1994 and 1993 of $(198.0
million), $(173.4 million), $(333.1 million), $(254.5 million), $(90.8 million),
$(29.6 million) and $(11.1 million), respectively. As of June 30, 1998, NTL's accumulated deficit was $915.0 million. Partners had net (loss) for the six months ended June 30, 1998 and 1997 and for the years ended December 31, 1997, 1996 and 1995 of L(31.8 million), L(33.6 million), L(67.4 million), L(40.6 million) and L(29.0 million), respectively. As of June 30, 1998 and December 31, 1997, Partners' accumulated deficit was L219.2 million and L187.4 million, respectively.

     The development of the businesses of NTL and Partners to date has resulted in significant expenditures, and the continued construction and expansion of each network will require considerable additional expenditures. Construction and operating expenditures have resulted in negative cash flow, which is expected to continue at least until an adequate customer base is established. NTL also expects to incur substantial additional operating losses, and there can be no assurance that NTL will achieve or sustain profitability in the future. Failure to become profitable could adversely affect NTL's ability to sustain operations and obtain additional required funds. See "-- Network Construction Costs of NTL, the Partners Operating Companies and ComTel; Need for Additional Financing." Moreover, such a failure would adversely affect NTL's ability to pay the required payments on its indebtedness, the 11.20% Debentures and the NTL 13% Preferred. See "-- Potential Adverse Consequences of Leverage of NTL,"
"-- Network Construction Costs of NTL, the Partners Operating Companies and ComTel; Need for Additional Financing" and "-- Holding Company Structure of NTL and Partners; Dependence Upon Cash Flow from Subsidiaries."

DEFICIENCY OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS OF NTL

     For the six months ended June 30, 1998 and the years ended December 31, 1997, 1996, 1995, 1994 and 1993, NTL's earnings were insufficient to cover fixed charges by approximately $107.2 million, $355.4 million, $257.1 million, $105.4 million, $31.8 million and $10.4 million, respectively. NTL's earnings for the six months ended June 30, 1998 and the year ended December 31, 1997 were insufficient to cover combined fixed charges and preferred stock dividends by $114.6 million and $367.4 million, respectively. Fixed charges consist of interest expense, including capitalized interest, amortization of fees related to debt financing and rent expense deemed to be interest.

REQUIREMENT OF NTL AND THE PARTNERS OPERATING COMPANIES TO MEET BUILD MILESTONES

     The telecommunications license for each franchise contains specific construction milestones. Under the terms of its current telecommunications licenses, by the end of 2005 NTL is required to construct cable television systems passing an aggregate of approximately 2,090,000 premises (residential and business) and the Partners Operating Companies are required to construct approximately 1,600,000 premises. The Partners Operating Companies not subject to the Purchase Rights are required to construct approximately 750,000 premises by 2005.

     The Office of Telecommunications ("OFTEL") has the authority to modify the construction milestones in the licenses other than the Northern Ireland and Gwent and Glamorgan local delivery operator licenses (in respect of which the Independent Television Commission (the "ITC") is the relevant authority for modifying construction milestones). Based on current network construction, each of NTL and Partners believes that it will be able to satisfy its milestones in the future, but there can be no assurance that such milestones will be met. See " -- Network Construction Costs of NTL, the Partners Operating Companies and ComTel; Need for Additional Financing" and "-- Uncertainty of Construction Progress and Costs."

     If NTL is unable to meet the construction milestones required by any of its licenses and is unable to obtain modifications to the milestones, the relevant license or licenses could be revoked, which would have a material adverse effect on NTL. Generally, not all of the Partners Operating Companies have met the build milestones contained in their licenses on an interim basis. In such instances, OFTEL historically has amended or agreed to amend the Partners Operating Companies' licenses so that the Partners Operating Companies are or would be in substantial compliance with the revised build schedules contained in the licenses. However, there can be no assurance that OFTEL will agree to amend the licenses in the future.

UNCERTAINTY OF CONSTRUCTION PROGRESS AND COSTS

     At December 31, 1997, construction of NTL's network had passed in excess of 48% of its final regulatory milestone requirements for all its franchises, and the construction of the Partners Operating Companies' network had passed over 75% of its final regulatory milestone requirements for all of its franchises (53% for the Partners Operating Companies not subject to the Purchase Rights). Successful construction and development of the combined network will depend on, among other things, NTL's ability to continue to design network routes, install facilities, obtain and maintain any required government licenses or approvals and finance construction and development, all in a timely manner, at reasonable costs and on satisfactory terms and conditions. The exact amounts and timing of all of these expenditures are subject to a variety of factors which may vary greatly by market and be beyond the control of NTL. Accordingly, there can be no assurance that the actual costs of network construction will not exceed the aggregate cost of network construction estimated under "-- Network Construction Costs of NTL, the Partners Operating Companies and ComTel; Need for Additional Financing" above or that additional funding substantially in excess of that amount will not be required.

     In building its network, NTL is generally required by its licenses to use underground construction, which is more expensive and time consuming than aerial construction. Mechanized construction methods often cannot be used to install network infrastructure in NTL's franchise areas due to existing underground utility infrastructure. In addition, NTL is responsible for restoring the surface area after its underground construction is completed. Although NTL has recently been able to negotiate construction contracts at rates which it believes are competitive relative to the cable industry as a whole, construction costs could increase significantly over the next few years as existing contracts expire and as demand for cable construction services grows due to anticipated increases in the cable industry's overall construction activity. Accordingly, there can be no assurance that NTL will be able to construct its network in a timely manner or at a reasonable cost.

SIGNIFICANT COMPETITION FOR NTL AND THE PARTNERS OPERATING COMPANIES

     NTL and the Partners Operating Companies face significant competition from established and new competitors in the areas of residential telephony, business telecoms services and cable television. NTL believes that competition will intensify in each of these business areas, particularly business telecommunications.

     Residential Telephony. NTL and the Partners Operating Companies compete primarily with British Telecommunications plc ("BT") in providing telephone services to residential customers. BT, formerly the only major national public telephone operator ("PTO") in the UK, has an established market presence, fully built networks and resources substantially greater than those of NTL. According to OFTEL, at March 31, 1997, nearly 90% of UK residential telephone exchange line customers were customers of BT. NTL's growth in telecommunications services, therefore, depends upon its ability to convince BT's customers to switch to telecommunications services of NTL and the Partners Operating Companies. NTL believes that value for money is currently one of the most important factors influencing the decision of UK customers to switch from BT to a cable telecommunications service. BT has, however, introduced price reductions in certain categories of calls and, due to regulatory price controls, BT will be making further reductions in its telecommunications prices. Accordingly, although NTL intends to remain competitive, in the future it may be unable to offer residential telephone services at rates lower than those offered by BT. In such case, NTL may experience a decline in its average per line residential telecommunications revenues, may not achieve desired penetration rates and may experience a decline in total revenues. There can be no assurance that any such decline in revenues or penetration rates will not adversely affect NTL. In addition to BT, other telecommunications competitors which may have substantially greater resources than those of NTL could prevent NTL from increasing its share of the residential telecommunications market.

     On February 8, 1996, the DTI announced the award of two licences to operate radio fixed access services in the 2 GHz band. These new licenses enable the two licensees, BT and RadioTEL Systems, to provide telecommunications services to customers living in defined remote rural areas mainly in Scotland, Wales and Northern Ireland and create potential additional competition for NTL's residential telephony services in certain remote rural areas of NTL's Northern Ireland franchise. NTL also competes with mobile networks. This technology could grow to become a competitive threat to NTL's networks, particularly if call charges are reduced further on the mobile networks. NTL's Radio Communications group may enable NTL to benefit from the growth in this technology. There can be no assurance, however, that NTL will be able to compete successfully with BT or such other telecommunications operators.

     NTL believes that it has a competitive advantage in the residential market because of its ability to offer integrated telephone, CATV, telecommunications services (including interactive and on-line services) and dual product packages designed to encourage customers to subscribe to multiple services. However, there can be no assurance that this competitive advantage will continue. Indeed, the UK recently announced that BT and all other operators would be permitted to provide and convey CATV services throughout the UK from January 1, 2001. In addition, all areas currently unfranchised will be opened to general competition, rather than awarded as exclusive franchises, from now onwards.

     British Sky Broadcasting ("BSkyB") currently markets telecommunications services on an indirect access basis (which involves the customer dialing additional digits before the normal telephone number to divert calls onto another operator's network). In addition, it has proposed a joint venture with BT, Midland Bank and Matsushita, known as British Interactive Broadcasting ("BiB"), to enter the interactive digital services market. BiB is currently under review by the competition directorate of the European Commission. Given the respective market positions of BT and BSkyB, NTL believes that, if the two companies successfully combine their respective marketing strengths, the resulting combination would provide significant competition to cable operators including NTL.

     Business Telecommunications. BT is also NTL's principal competitor in providing business telecommunications services. In addition, NTL competes with C&WC, Energis Communications Limited, a subsidiary of the National Grid Company plc ("Energis"), Scottish Telecom in Scotland and with other companies that have been granted telecommunications licenses such as WorldCom and Colt and the new non-network based resellers, such as Citibell. In the future, NTL may compete with additional entrants to the business telecommunications market, such as AT&T U.K. Competition is based on price range and quality of services, and NTL expects price competition to intensify if C&WC, Energis and other new market entrants compete aggressively. Most of these competitors have substantial resources and there can be no assurance that these or other competitors will not expand their businesses in NTL's existing markets or that NTL will be able to continue to compete successfully with such competitors in the business telecommunications market.

     CATV. NTL's CATV systems compete with direct reception over-the-air broadcast television, direct-to-home ("DTH") satellite services and satellite master antenna systems. In addition, pay television and pay-per-view services offered by NTL compete to varying degrees with other communications and entertainment media, including home video, cinema exhibition of feature films, live theater and newly emerging multimedia services.

     On September 29, 1993, the ITC issued a statement pursuant to which it took the position (shared by OFTEL and DTI) that BT and the other national PTOs may provide "video-on-demand" services under their existing licenses. NTL expects that, in the future, it may face competition from programming provided by video-on-demand services, including those that may be provided by PTOs with national licenses, as well as (after 2001) from companies which seek to provide CATV services in NTL's franchises under the recently announced change of government policy.

     The Broadcasting Act 1996 provides for the regulation of digital terrestrial television ("DTT") that will initially provide an additional 18 or more new terrestrial channels serving between 60% and 90% of the UK's population. Some of the channels are reserved for digital simultaneous broadcasting by the existing terrestrial broadcasters. The introduction of DTT, as well as digital satellite television, will provide both additional programming sources as well as increased competition for NTL and its subsidiaries. There can be no assurance that satisfactory (or any) terms of carriage will be obtained by NTL for digital satellite programs or channels.

     The full extent to which existing or future competitors using existing or developing media will compete with cable television systems may not be known for several years. There can be no assurance, however, that existing, proposed or as yet undeveloped technologies will not become dominant in the future and render cable television systems less profitable or even obsolete.

     Broadcast Services. In February 1997, the UK Government sold the Home Service and World Service transmission businesses of the British Broadcasting Corporation (the "BBC") to a consortium led by Castle Tower Corporation ("CTI"). There can be no assurance that NTL will not encounter significant competition from CTI (as successor to the BBC) for its transmission business from expiration of NTL's current contracts with the Independent Television ("ITV") contractors and Channel 4 and the Welsh Fourth Channel ("S4C"). See " -- NTL's Dependence Upon Site Sharing Arrangement" and " -- NTL's Dependence Upon ITV and Other Contracts."

LIMITED ACCESS OF NTL AND THE PARTNERS OPERATING COMPANIES TO PROGRAMMING

     The ability of NTL and the Partners Operating Companies to make competitive offerings of cable television services is dependent on their ability to obtain access to programming at a reasonable cost. While various sources of programming are available to cable system operators in the UK, BSkyB is currently the most important supplier of cable programming and the exclusive supplier of certain programming. BSkyB provides the industry with a range of programming, including the most popular mainstream premium movie channels available in the UK and, currently, exclusive English premier league soccer games. BSkyB also competes with NTL and the Partners Operating Companies by operating a DTH satellite service that provides programming, including programming that is also offered by NTL and the Partners Operating Companies, to approximately 4 million subscribers in the UK. BSkyB's programming is important in attracting and retaining cable television subscribers and, in the absence of more alternative programming sources, BSkyB may be able to set and raise prices for its programming without significant competitive pricing pressure.

     NTL and the Partners Operating Companies, like many other cable operators, obtain most of their programming through arrangements with BSkyB and other programming suppliers which are not reflected in signed written agreements. To date, neither NTL nor the Partners Operating Companies has had a formal contract with BSkyB, although NTL has been in discussions with BSkyB for some time. There can be no assurance that NTL will be able to enter into a definitive agreement with BSkyB, that the terms of such definitive agreement will not be less favorable to NTL than the current arrangement, or that BSkyB will continue to supply programming to NTL on reasonable commercial terms or at all. Moreover, NTL has not, to date, entered into written contracts with many of its other program suppliers. The loss of BSkyB or other programming, a deterioration in the perceived quality of BSkyB or other programming, or a material increase in the price that NTL or the Partners Operating Companies are required to pay for BSkyB or other programming could have a material adverse effect on NTL and the Partners Operating Companies.

     Because of the factors described in the preceding paragraphs, there can be no assurance that their current programming will continue to be available to NTL and the Partners Operating Companies on acceptable commercial terms, or at all.

POSSIBLE CHANGES IN GOVERNMENT REGULATION

     The principal business activities of NTL and the Partners Operating Companies in the UK are regulated and supervised by various governmental bodies, the ITC, the Department of Culture, Media and Sport, the Radio Communications Agency, the Radio Authority and OFTEL under the directions of the Director General and the DTI on behalf of The Secretary of State for Trade and Industry. Changes in laws, regulations or governmental policy (or the interpretations of such laws or regulations) affecting the activities of NTL and the Partners Operating Companies and those of their competitors, such as licensing requirements, changes in price regulation and deregulation of interconnection arrangements, could have a material adverse effect on NTL and the Partners Operating Companies.

     A substantial portion of NTL's business is also subject to regulation. In particular, the prices that NTL may charge the ITV companies, Channel 4 and S4C for television transmissions services are subject to price controls imposed by OFTEL. On December 24, 1996, the Director General of OFTEL issued the formal modification to NTL's Telecommunications Act License to deal with the new price control for the television transmission services provided by NTL to the ITV companies, Channel 4 and S4C. Under the new arrangements, the total revenues receivable by NTL for such services (excluding certain insignificant items) could not exceed L53.15 million in 1997 and, thereafter through 2002, will be adjusted annually by the Retail Prices Index minus 4%. There is no assurance that these price controls will not be reviewed again by OFTEL prior to 2002 or that price controls for the years following December 31, 2002 will not have a material adverse effect on the revenues receivable from the ITV companies, Channel 4 and S4C.

     As the UK is a member of the European Union ("EU"), NTL and the Partners Operating Companies may be subject to regulatory initiatives of the European Commission ("EC"). Changes promulgated in EU Directives, particularly to the extent that they require an EU television "production" and "programming" quota, may reduce the range of programs which can be offered and increase the costs of purchasing television programming. In addition, EU Directives may introduce provisions requiring NTL and its subsidiaries and the Partners Operating Companies to provide access to their cable network infrastructure to other service providers, which could have material adverse effect on NTL and the Partners Operating Companies.

NTL'S DEPENDENCE UPON SITE SHARING ARRANGEMENT

     As a result of, among other factors, a natural shortage of potential transmission sites and the difficulties in obtaining planning permission for erection of further masts, CTI and NTL have made arrangements to share a large number of sites. Under the present arrangements, one of the parties (the "Station Owner") is the owner, lessee or licensee of each site and the other party (the "Sharer") is entitled to request a license to use certain facilities at that site. Each site license granted pursuant to the site sharing agreement is for an initial period expiring on December 31, 2005 (subject to title and to the continuation in force of the site sharing agreement) and provides that, if requested by the Sharer, it will be extended for further periods. The site sharing agreement and each site license provide for the Station Owner to be paid a commercial license fee and for the Sharer to be responsible, in normal circumstances, for the costs of accommodation and equipment used exclusively by it. Either party may terminate the agreement by 5 years' notice in writing to the other expiring on December 31, 2005 or at any date which is a date 10 years or a multiple of 10 years after December 31, 2005. Although NTL does not anticipate that the site sharing agreement or the site licenses will be terminated, there can be no assurance that such a termination will not occur. Termination of the site sharing agreements would have a material adverse effect on NTL's business.

NTL'S DEPENDENCE UPON ITV AND OTHER CONTRACTS

     NTL's broadcast business is substantially dependent upon contracts with the ITV companies, Channel 4/S4C and Vodafone for the provision of transmission services. The prices that NTL may charge these companies for television transmission services are subject to regulation by OFTEL. See "-- Possible Changes in Government Regulation." The contracts with the ITV contractors and Channel 4/S4C terminate on December 31, 2002. Although historically the ITV contractors and Channel 4/S4C have renewed their contracts with NTL, there can be no assurance that they will do so upon expiration of the current contracts, that they will not negotiate terms for NTL's provision of transmission services on a basis less favorable to NTL or that they will not seek to obtain from third parties a portion of the transmission services currently provided by NTL. The loss of any one of these contracts could have a material adverse effect on NTL.

RISKS RELATING TO NTL'S MANAGEMENT OF GROWTH AND EXPANSION

     NTL has experienced rapid growth and development in a relatively short period of time and plans to continue to do so to meet its strategic objectives and regulatory milestones. The management of such growth will require, among other things, stringent control of construction and other costs, continued development of NTL's financial and management controls, increased marketing activities and the training of new personnel.

Failure to manage its rapid growth and development successfully could have a material adverse effect on NTL.

DEPENDENCE UPON KEY PERSONNEL OF NTL

     NTL's businesses are managed by a small number of key executive officers, the loss of one or more of whom could have a material adverse effect on NTL. NTL believes that its future success will depend in large part on its continued ability to attract and retain highly skilled and qualified personnel. NTL has not entered into written employment contracts or non-compete agreements with, nor has it obtained life insurance policies covering, such key executive officers. Certain senior managers of NTL also serve as members of senior management of other companies in the telecommunications business.

RISKS OF RAPID TECHNOLOGICAL CHANGES ON BUSINESSES OF NTL AND THE PARTNERS OPERATING COMPANIES

     The telecommunications industry is subject to rapid and significant changes in technology and the effect of technological changes on the businesses of NTL and the Partners Operating Companies cannot be predicted. However, the cost of implementation of emerging and future technologies could be significant, and NTL's ability to fund such implementation will depend on its ability to obtain additional financing. See "-- Network Construction Costs of NTL, the Partners Operating Companies and ComTel; Need for Additional Financing."

CURRENCY RISK

     After the Amalgamation, to the extent that NTL obtains financing in United States dollars and incurs construction and operating expenses in British pounds sterling, it will encounter currency exchange rate risks. In addition, NTL's revenues are generated primarily in British pounds sterling while its interest and principal obligations with respect to most of NTL's existing indebtedness are payable in United States dollars. While NTL may consider entering into transactions to hedge the risk of exchange rate fluctuations, there can be no assurance that NTL will engage in such transactions, or, if NTL decides to engage in such transactions, that they will be successful and that shifts in the currency exchange rates will not have a material adverse effect on NTL. NTL has entered into an option agreement to hedge some of the risk of exchange rate fluctuations related to debt service and corporate expenses.

RISKS OF LIMITED INSURANCE COVERAGE

     NTL and the Partners Operating Companies obtain insurance of the type and in the amounts that they believe are customary in the UK for similar companies. Consistent with this practice, they do not insure the underground portion of their cable network. Accordingly, any catastrophe affecting a significant portion of a system's underground cable network could result in substantial uninsured losses.

                   SELECTED HISTORICAL FINANCIAL DATA OF NTL

     The following table sets forth selected financial data for the six months ended June 30, 1998 and 1997 and for each of the five years in the period ended December 31, 1997. This information has been derived from, and should be read in conjunction with, the consolidated financial statements and notes thereto included or incorporated by reference herein.

                           SIX MONTHS ENDED
                               JUNE 30,                         YEAR ENDED DECEMBER 31,
                         ---------------------   ------------------------------------------------------
                           1998        1997        1997       1996(1)      1995       1994       1993
                         ---------   ---------   ---------   ---------   --------   --------   --------
                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Operating revenues...  $ 302,106   $ 221,639   $ 491,755   $ 228,343   $ 33,741   $ 13,745   $ 10,078
  (Loss) before
    extraordinary
    item...............   (197,974)   (173,435)   (328,557)   (254,454)   (90,785)   (29,573)   (11,076)
  Net (loss)...........   (197,974)   (173,435)   (333,057)   (254,454)   (90,785)   (29,573)   (11,076)
  Basic and diluted net
    (loss) per common
    share:
  (Loss) before
    extraordinary
    item(2)............      (5.79)      (5.56)     (10.60)      (8.20)     (3.01)      (.98)      (.83)
  Net (loss) per common
    share(2)...........      (5.79)      (5.56)     (10.74)      (8.20)     (3.01)      (.98)      (.83)
  Weighted average
    number of common
    shares used in the
    computation of
    basic and diluted
    net loss per common
    share(2)...........     35,448      32,091      32,117      31,041     30,190     30,175     13,327
  Ratio of earnings to
    fixed charges(3)...         --          --          --          --         --         --         --

                                    AS OF
                                   JUNE 30,                        AS OF DECEMBER 31,
                                  ----------   ----------------------------------------------------------
                                     1998         1997       1996(1)        1995        1994       1993
                                  ----------   ----------   ----------   ----------   --------   --------
BALANCE SHEET DATA:
  Working capital
     (deficiency)...............  $  248,713   $  (51,916)  $  242,102   $   76,128   $251,544   $410,421
  Fixed assets, net.............   2,279,636    1,756,985    1,459,528      639,674    191,725     36,422
  Total assets..................   4,163,828    2,421,639    2,454,611    1,010,669    664,366    594,976
  Long-term debt................   3,020,012    2,015,057    1,732,168      513,026    143,488    130,553
  Senior Redeemable Exchangeable
     Preferred Stock............     116,086      108,534           --           --         --         --
  Shareholders' equity
     (deficiency)...............     (66,519)     (61,668)     328,114      339,257    436,534    452,402

---------------
 (1) In May 1996, NTL purchased NTL Group Limited for an aggregate purchase price of approximately $439,000,000, including goodwill of approximately $263,000,000. The net assets and results of operations of NTL Group Limited are included in the consolidated financial statements from the date of the acquisition.

 (2) After giving retroactive effect to the four-for-three stock split by way of stock dividend paid in August 1995. NTL did not declare or pay any cash dividends during the years indicated.

 (3) Fixed charges consist of interest expense, including capitalized interest, amortization of fees related to debt financing and rent expense deemed to be interest. The fixed charges coverage deficiency amounted to $107.2 million, $355.4 million, $257.1 million, $105.4 million, $31.8 million and $10.4 million for the six months ended June 30, 1998 and for the years ended December 31, 1997, 1996, 1995, 1994 and 1993, respectively. For the six months ended June 30, 1998 and for the year ended December 31, 1997, NTL's earnings were insufficient to cover combined fixed charges and preferred stock dividends by $114.6 million and $367.4 million.

 SELECTED HISTORICAL FINANCIAL DATA OF PARTNERS, BIRMINGHAM CABLE, CABLE LONDON
                              AND CAMBRIDGE CABLE

     The following table sets forth selected historical consolidated financial data for each of Partners, Birmingham Cable and Cable London for the six months ended June 30, 1998 and 1997 and for each of the five years in the period ended December 31, 1997. Such data have been derived from, and should be read in conjunction with, the consolidated financial statements and notes thereto included or incorporated by reference herein. Prior to March 31, 1996, Partners accounted for its interests in Cambridge Cable under the equity method. Beginning on March 31, 1996, the financial position and results of operations of Cambridge Cable were consolidated with those of Partners.

Partners

                                         SIX MONTHS ENDED
                                             JUNE 30,                         YEAR ENDED DECEMBER 31,
                                       ---------------------   ------------------------------------------------------
                                         1998        1997        1997        1996        1995       1994       1993
                                       ---------   ---------   ---------   ---------   --------   --------   --------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Service income.......................  L  36,027   L  25,205   L  55,603   L  31,358   L  1,530   L          L
Consulting fee income................        561         496       1,059       1,070      1,313      1,356      1,248
Operating loss.......................     (8,524)    (12,907)    (22,604)    (24,553)   (11,809)    (2,824)    (1,124)
Equity in net losses of affiliates...    (11,185)    (10,314)    (21,359)    (18,432)   (23,677)   (16,289)   (13,143)
Net loss.............................    (31,777)    (33,648)    (67,356)    (40,575)   (28,962)   (16,266)   (13,183)
Net loss per share(1)................      (0.63)      (0.67)      (1.34)       (.84)     (0.70)     (0.54)     (0.50)

                                                     AS OF                       AS OF DECEMBER 31,
                                                   JUNE 30,    ------------------------------------------------------
                                                     1998        1997        1996        1995       1994       1993
                                                   ---------   ---------   ---------   --------   --------   --------
BALANCE SHEET DATA:
Total assets.........................              L 513,521   L 445,854   L 484,370   L431,889   L254,739   L 95,239
Noncurrent liabilities...............                344,985     247,970     216,027    207,978      9,106
Contributed capital..................                359,049     359,049     359,049    287,810    287,863    127,162
Accumulated deficit..................               (219,150)   (187,373)   (120,017)   (79,442)   (50,480)   (34,214)

Birmingham Cable

                                         SIX MONTHS ENDED
                                             JUNE 30,                         YEAR ENDED DECEMBER 31,
                                       ---------------------   ------------------------------------------------------
                                         1998        1997        1997        1996        1995       1994       1993
                                       ---------   ---------   ---------   ---------   --------   --------   --------
                                                                       (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Service income.......................  L  37,975   L  31,800   L  67,166   L  52,472   L 39,004   L 27,505   L 18,345
Operating loss.......................     (5,043)     (8,880)    (15,825)    (11,694)   (11,345)    (9,674)    (7,864)
Net loss.............................    (19,078)    (15,364)    (30,826)    (20,378)   (14,279)    (9,293)    (8,967)

                                                     AS OF                       AS OF DECEMBER 31,
                                                   JUNE 30,    ------------------------------------------------------
                                                     1998        1997        1996        1995       1994       1993
                                                   ---------   ---------   ---------   --------   --------   --------
BALANCE SHEET DATA:
  Total assets.......................              L 257,306   L 260,035   L 325,646   L331,589   L160,044   L119,018
  Noncurrent liabilities.............                182,306     165,413     188,863    185,864      6,222      4,989

Cable London

                                               SIX MONTHS ENDED
                                                   JUNE 30,                      YEAR ENDED DECEMBER 31,
                                             --------------------   --------------------------------------------------
                                               1998       1997        1997      1996       1995       1994      1993
                                             --------   ---------   --------   -------   --------   --------   -------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Service income.............................  L 32,178   L 24,693    L 52,816   L40,091   L 30,277   L 21,830   L14,403
Operating loss.............................    (4,005)    (6,491)    (12,711)  (13,906)   (13,808)   (10,524)   (9,863)
Net loss...................................   (11,530)   (11,879)    (25,168)  (21,241)   (17,675)   (11,354)  (11,304)

                                                         AS OF                     AS OF DECEMBER 31,
                                                       JUNE 30,    ---------------------------------------------------
                                                         1998        1997       1996       1995       1994      1993
                                                       ---------   --------   --------   --------   --------   -------
BALANCE SHEET DATA:
  Total assets............................             L200,212    L195,693   L170,123   L136,450   L104,994   L85,648
  Noncurrent liabilities..................              189,958     173,038     60,831     73,772     27,659    21,118

Cambridge Cable(2)

                                                                                YEAR ENDED DECEMBER 31,
                                                                   --------------------------------------------------
                                                                    1997       1996       1995       1994      1993
                                                                   -------   --------   --------   --------   -------
                                                                                     (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Service income...........................                                    L  6,401   L 20,585   L 12,064   L 3,571
Operating loss...........................                                      (2,133)   (12,838)    (8,807)   (7,437)
Net loss.................................                                      (4,419)   (20,398)   (12,223)   (7,930)

                                                                                   AS OF DECEMBER 31,
                                                                    -------------------------------------------------
                                                                     1997       1996       1995      1994      1993
                                                                    -------   --------   --------   -------   -------
BALANCE SHEET DATA:
  Total assets............................                                               L118,885   L99,275   L56,799
  Noncurrent liabilities..................                                                109,662    74,916    22,163

---------------
(1) For 1993 and 1994, net loss per share has been presented on a pro forma basis as if the restructuring of Partners' equity in September 1994 and the conversion of the redeemable convertible preference shares issued in connection with the acquisition of Teesside were outstanding for all periods presented.

(2) Prior to March 31, 1996, Partners owned 50% of Cambridge Cable and accounted for this interest under the equity method. As of March 31, 1996, Partners owned 100% of Cambridge Cable and consolidated the financial position and results of operations of Cambridge Cable beginning on March 31, 1996. The 1996 results of operations information for Cambridge Cable is for the three months ended March 31, 1996.

                       UNAUDITED PRO FORMA FINANCIAL DATA

     In addition to the Amalgamation, on June 16, 1998, NTL agreed to acquire substantially all of the operations of ComTel in a two-part transaction in exchange for approximately L550 million. The first part of the transaction closed on June 16, 1998 and was financed using funds available under the New Credit Facility. The second part of the transaction closed on September 22, 1998.

     The unaudited pro forma financial data presented herein give effect to the acquisitions of Partners and ComTel. The pro forma financial data is based on the historical financial statements of Partners, ComTel and NTL. The balance sheet data reflects the translation of all UKL denominated amounts at the June 30, 1998 rate of $1.6667 = L1.00. The statements of operations data reflects the translation of all UKL denominated amounts at the average rate for the six months ended June 30, 1998 and the year ended December 31, 1997 of $1.6498 = L1.00 and $1.638 = L1.00, respectively.

     The acquisitions have been accounted for in the pro forma financial data using the purchase method of accounting. Accordingly, the assets acquired and liabilities assumed have been recorded at their estimated fair values, which are subject to further adjustment based upon appraisals and other analyses. Management of NTL does not currently expect future adjustments from these analyses, if any, to be material to the unaudited pro forma financial statements.

     The consummation of the acquisitions requires the consent of certain third parties, which include the consent of the holders of a majority amount of Partners' 11.20% Debentures and the consent or effective waiver of the holders of a majority amount of NTL's 12 3/4% Notes, 11 1/2% Notes and 10% Notes. The pro forma financial data assumes that such consents will be obtained. In the event that NTL or Partners makes cash payments or gives other consideration in exchange for consents, the consideration will be accounted for as additional deferred financing costs and amortized over the remaining term of the debt.

     The pro forma financial statements also do not give effect to the following financing transactions:

     (i) In June 1998, NTL provided to the trustee of the 10 7/8% Notes a notice that NTL will redeem such 10 7/8% Notes on October 15, 1998. Pending such redemption, NTL has deposited in trust with such trustee $218,586,840 from cash on hand to pay the redemption price for such 10 7/8% Notes on October 15, 1998;

     (ii) In May 1998, the 780 outstanding shares of 5% Non-voting Convertible Preferred Stock, Series A were converted into 1,950,000 shares of NTL Common Stock;

     (iii) In April 1998, all of NTL's 7 1/4% Convertible Subordinated Notes Due 2005 were converted into 6,957,500 shares of NTL's Common Stock;

     (iv) The additional interest to be incurred from NTL's issuance of new Notes in March 1998, for which NTL received net proceeds of approximately $1.25 billion after discounts, commissions and expenses. NTL has used and intends to use the net proceeds to finance the construction, capital expenditure and working capital requirements (including, without limitation, debt service and repayment obligations) of NTL and, potentially, refinance existing indebtedness. In addition, a portion of the net proceeds may also be used to make acquisitions of businesses or assets related to NTL's business. Interest expense would have increased by $31.8 million and $137.3 million for the six months ended June 30, 1998 and the year ended December 31, 1997, respectively had the notes been issued at the beginning of the period.

     The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 1998 and for the year ended December 31, 1997 give effect to the acquisitions as if they had been consummated on January 1, 1997. The unaudited pro forma condensed combined balance sheet as of June 30, 1998 gives effect to the acquisitions as if they had been consummated on June 30, 1998.

     Partners currently owns the Birmingham Cable Equity Interest and the Cable London Equity Interest. Partners accounts for the Equity Interests using the equity method. The following pro forma financial data gives effect to the issuance of .3745 shares of NTL Common Stock for each Partners Common Share as a result of the TeleWest Agreement assuming consummation of the sale of Partners' ownership interest in Birmingham Cable to TeleWest prior to or concurrently with the Amalgamation.

     The TeleWest Agreement provides that at any time during the Shoot-out Period, Partners (at the time owned by NTL) may give notice to TeleWest of an offer to sell to TeleWest the Cable London Equity Interest and related assets for the cash Sum specified in the Offer Notice. If Partners fails to give the Offer Notice prior to the end of the Shoot-out Period, Partners will be deemed to have delivered an Offer Notice for a Sum equal to L100 million.

     TeleWest will have 30 days in which to accept or decline the Offer. If TeleWest accepts the Offer, Partners will sell to TeleWest the Cable London Equity Interest and related assets at the Sum specified in the Offer Notice. If TeleWest declines the Offer, TeleWest will sell to Partners (at the time owned by NTL) all of the shares in the capital of Cable London owned by TeleWest at the Sum specified in the Offer Notice.

     The pro forma financial statements do not give effect to the sale of the Cable London Equity Interest to TeleWest or Partners' purchase of TeleWest's shares in the capital of Cable London, as management is currently unable to determine the probable outcome of "Shoot out" procedure. The effect of the sale or purchase of an interest in Cable London would not be a material to the Pro Forma Condensed Combined Statements of Operations. The effect of the sale of the Cable London Equity Interest by Partners would be to reduce Partners' investment in Cable London and increase cash by the amount of the proceeds. The effect of Partners' purchase of all of TeleWest's shares in capital of Cable London would be to reduce Partners' cash and increase the amount of Partners' investment in Cable London.

     The pro forma adjustments are based upon available information and assumptions that the management of NTL believes are reasonable at the time made. The unaudited pro forma condensed combined financial statements do not purport to present the financial position or results of operations of NTL had the acquisitions occurred on the dates specified, nor are they necessarily indicative of the financial position or results of operations that may be achieved in the future. The unaudited pro forma condensed combined statements of operations do not reflect any adjustments for synergies that NTL expects to realize commencing upon consummation of the acquisitions. No assurances can be made as to the amount of cost savings or revenue enhancements, if any, that may be realized.

     The unaudited pro forma financial statements should be read in conjunction with the consolidated financial statements and notes of NTL, Partners and ComTel appearing elsewhere in this Joint Proxy Statement/Prospectus.

                                NTL INCORPORATED

              PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                                  (UNAUDITED)
                     FOR THE SIX MONTHS ENDED JUNE 30, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                         NTL           COMTEL        PARTNERS
                                     (HISTORICAL)   (HISTORICAL)   (HISTORICAL)   ADJUSTMENTS   PRO FORMA
                                     ------------   ------------   ------------   -----------   ---------
REVENUES...........................   $ 302,106       $ 71,756       $ 60,363      $   (521)D   $ 433,704
COSTS AND EXPENSES
Operating expenses.................     155,354         30,724         19,405                     205,483
Selling, general and administrative
  expenses.........................     113,527         39,826         28,370                     181,723
Franchise fees.....................      12,506                                                    12,506
Corporate expenses.................       7,779                                                     7,779
Management fees....................                                     2,425                       2,425
Depreciation and amortization......      95,567         42,844         24,226         7,369C      170,006
                                      ---------       --------       --------      --------     ---------
                                        384,733        113,394         74,426         7,369       579,922
                                      ---------       --------       --------      --------     ---------
Operating loss.....................     (82,627)       (41,638)       (14,063)       (7,890)     (146,218)

OTHER INCOME (EXPENSE)
Interest and other income..........      23,478          1,097          7,406                      31,981
Interest expense...................    (141,622)       (32,793)       (28,718)      (25,981)F    (229,114)
Other..............................       2,797        (12,603)         1,402                      (8,404)
Equity in net losses of
  affiliates.......................                                   (18,453)        8,784E       (9,669)
                                      ---------       --------       --------      --------     ---------
Net loss...........................    (197,974)       (85,937)       (52,426)      (25,087)     (361,424)
Preferred stock dividends..........      (7,397)                                     (6,838)G     (14,235)
                                      ---------       --------       --------      --------     ---------
Net loss available to common
  shareholders.....................   $(205,371)      $(85,937)      $(52,426)     $(31,925)    $(375,659)
                                      =========       ========       ========      ========     =========
Net loss per common share -- basic
  and fully diluted................   $   (5.79)                                                $   (6.93)
                                      =========                                                 =========
Weighted average shares
  outstanding......................      35,448                                      18,764B       54,212
                                      =========                                    ========     =========

                                NTL INCORPORATED

              PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                                  (UNAUDITED)
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                        NTL           COMTEL        PARTNERS
                                    (HISTORICAL)   (HISTORICAL)   (HISTORICAL)   ADJUSTMENTS    PRO FORMA
                                    ------------   ------------   ------------   -----------    ---------
REVENUES..........................   $ 491,775      $  84,010      $  92,812      $ (1,063)D    $ 667,534
COSTS AND EXPENSES
Operating expenses................     301,644         36,349         32,144                      370,137
Selling, general and
  administrative expenses.........     169,133         55,546         50,532                      275,211
Franchise fees....................      23,587                                                     23,587
Corporate expenses................      18,324                                                     18,324
Nonrecurring charges..............      20,642                                                     20,642
Management fees...................                                     5,248                        5,248
Depreciation and amortization.....     150,509         53,405         41,913        15,547C       261,374
                                     ---------      ---------      ---------      --------      ---------
                                       683,839        145,300        129,837        15,547        974,523
                                     ---------      ---------      ---------      --------      ---------
Operating loss....................    (192,064)       (61,290)       (37,025)      (16,610)      (306,989)

OTHER INCOME (EXPENSE)
Interest and other income.........      28,415          3,343         11,890                       43,648
Interest expense..................    (202,570)       (44,298)       (41,348)      (72,410)F     (360,626)
Other.............................      22,071         10,727         (8,860)                      23,938
Equity in net losses of
  affiliates......................                    (10,033)       (34,986)       14,113E       (30,906)
                                     ---------      ---------      ---------      --------      ---------
Loss before income taxes..........    (344,148)      (101,551)      (110,329)      (74,907)      (630,935)
Income tax benefit................      15,591           (164)                                     15,427
                                     ---------      ---------      ---------      --------      ---------
Net loss..........................    (328,557)      (101,715)      (110,329)      (74,907)      (615,508)
Preferred stock dividends.........     (11,978)                                    (12,621)G      (24,599)
                                     ---------      ---------      ---------      --------      ---------
Net loss available to common
  shareholders....................   $(340,535)     $(101,715)     $(110,329)     $(87,528)     $(640,107)
                                     =========      =========      =========      ========      =========
Net loss per common shares --basic
  and fully diluted...............   $  (10.60)                                                 $  (12.58)
                                     =========                                                  =========
Weighted average shares
  outstanding.....................      32,117                                      18,764B        50,881
                                     =========                                    ========      =========

                                NTL INCORPORATED

                   PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                 JUNE 30, 1998
                                 (IN THOUSANDS)

                                        NTL            COMTEL         PARTNERS
                                    (HISTORICAL)    (HISTORICAL)    (HISTORICAL)    ADJUSTMENTS    PRO FORMA
                                    ------------    ------------    ------------    -----------    ----------
ASSETS:
Current Assets:
  Cash and cash equivalents.......   $  804,285       $ 19,195        $153,861       $216,671B     $1,194,012
  Other current assets............      467,080        209,283          17,672                        694,035
                                     ----------       --------        --------       --------      ----------
Total current assets..............    1,271,365        228,478         171,533        216,671       1,888,047
Investment in affiliates..........                                      89,970        (35,701)B        54,269
Fixed assets, net.................    2,279,636        491,897         507,433        123,091B      3,402,057
Intangible assets, net............      518,117        261,544          75,975       (253,842)B       601,794
Other assets, net.................       94,710                         10,974         23,342F        129,026
                                     ----------       --------        --------       --------      ----------
  Total assets....................   $4,163,828       $981,919        $855,885       $ 73,561      $6,075,193
                                     ==========       ========        ========       ========      ==========

LIABILITIES AND SHAREHOLDERS'
  EQUITY
Current liabilities:
  Other current liabilities.......   $  358,726       $140,080        $ 42,556       $ 26,682F     $  568,044
  Current portion of long-term
    debt and capital leases.......      663,926                          3,238        333,340B      1,000,504
  Due to affiliates...............                                       1,935                          1,935
                                     ----------       --------        --------       --------      ----------
    Total current liabilities.....    1,022,652        140,080          47,729        360,022       1,570,483
Long-term debt....................    3,020,012                        551,169                      3,571,181
Other.............................          902                          4,192                          5,094
Deferred income taxes.............       70,695                                        63,097B        133,792
Long-term debt, due to
  shareholder.....................                                      19,625                         19,625
Senior redeemable exchangeable
  preferred stock.................      116,086                                                       116,086
Shareholders' equity:
  Debt not assumed................                     516,187                       (516,187)
  Preferred stock.................                                                    125,003B        125,003
  Common stock and additional
    paid-in capital...............      721,388                                       600,448B      1,321,836
  Acquired company equity.........                     325,652         233,170       (558,822)B
  Accumulated other comprehensive
    income........................      127,119                                                       127,119
  Deficit.........................     (915,026)                                                     (915,026)
                                     ----------       --------        --------       --------      ----------
                                        (66,519)       841,839         233,170       (349,558)        658,932
                                     ----------       --------        --------       --------      ----------
Total liabilities and
  shareholders' equity............   $4,163,828       $981,919        $855,885       $ 73,561      $6,075,193
                                     ==========       ========        ========       ========      ==========

                                NTL INCORPORATED

                             PRO FORMA ADJUSTMENTS
                                 (IN THOUSANDS)

A  CONSENT PAYMENTS...................................  $      --
                                                        =========

                                                                              COMTEL(1)
                                                                        ---------------------
                                                                        ACQUIRED    ACQUIRED
                                                                          JUNE      SEPTEMBER
                                                           PARTNERS'      1998        1998
                                                           ---------    --------    ---------
B  PURCHASE PRICE AND ALLOCATION
PURCHASE PRICE
Partners series A shares outstanding.....................     37,232
Partners series B shares outstanding.....................     12,873
                                                           ---------
     Total shares outstanding............................     50,105
Exchange ratio...........................................     0.3745
                                                           ---------
     NTL Shares to be issued.............................     18,764
NTL closing price on date prior to
  announcement...........................................  $   32.00
                                                           ---------
Preferred stock (L75,000,000)............................         --                  125,003
Short-term debt (L200,000,000)...........................         --                  333,340
                                                           ---------                ---------
Subtotal.................................................    600,448                  458,343
Fees.....................................................                               3,340
                                                           ---------                ---------
Purchase Price...........................................    600,448                  461,683
Net assets at June 30, 1998..............................   (233,170)                (841,839)
Intangibles at June 30, 1998.............................     75,975                  261,544
Investment in Birmingham.................................     35,701                       --
Proceeds from proposed sale of Birmingham................   (216,671)                      --
                                                           ---------                ---------
Excess of Purchase Price over net tangible assets
  acquired...............................................  $ 262,283    $205,981    $(118,612)
                                                           =========    ========    =========
ALLOCATED TO
Fixed assets.............................................  $  74,178    $ 38,456    $  48,913
Intangible assets........................................    251,202     167,525     (167,525)
Deferred taxes...........................................    (63,097)         --           --
                                                           ---------    --------    ---------
                                                           $ 262,283    $205,981    $(118,612)
                                                           =========    ========    =========

     The intangible assets arising from the Partners' acquisition will include customer lists, the excess of the fair value over historical cost of investment in Cable London, and license acquisition costs. The amount of each individual intangible is not currently determinable. The amounts of each intangible will be determined based on appraisals and other analyses. The amortization period for each may vary, although it is assumed in Pro Forma Adjustment C following that 15 years is a representative blended amortization period.

                                NTL INCORPORATED

                             PRO FORMA ADJUSTMENTS
                                 (IN THOUSANDS)

                                                                               COMTEL
                                                                        ---------------------
                                                                        ACQUIRED    ACQUIRED
                                                                          JUNE      SEPTEMBER
                                                           PARTNERS'      1998        1998
                                                           ---------    --------    ---------
C  AMORTIZATION AND DEPRECIATION
For the six months ended June 30, 1998:
  Depreciation of fixed asset allocation (over 7
     years)..............................................  $   5,299    $  2,747    $   3,494
  Amortization of intangibles (over 15 years)............      8,374       5,584       (5,584)
  Historical amortization of intangibles.................     (5,027)         --       (7,518)
                                                           ---------    --------    ---------
                                                           $   8,646    $  8,331    $  (9,608)
                                                           =========    ========    =========
For the year ended December 31, 1997:
  Depreciation of fixed asset allocation (over 7
     years)..............................................  $  10,597    $  5,494        6,988
  Amortization of intangibles (over 15 years)............     16,747      11,168      (11,168)
  Historical amortization of intangibles.................     (9,244)         --      (15,035)
                                                           ---------    --------    ---------
                                                           $  18,100    $ 16,662    $ (19,215)
                                                           =========    ========    =========

D  CONSULTING REVENUE
Partners' consulting fee income earned under consulting
  agreement with Birmingham which will cease upon the
  sale of Birmingham
For the six months ended June 30, 1998...................  $     521
                                                           =========
For the year ended December 31, 1997.....................  $   1,063
                                                           =========

E  EQUITY IN NET LOSS
Partner's equity in the net loss of Birmingham that will
  no longer be recorded after the sale of Birmingham.
For the six months ended June 30, 1998...................  $   8,784
                                                           =========
For the year ended December 31, 1997.....................  $  14,113
                                                           =========

                                NTL INCORPORATED

                             PRO FORMA ADJUSTMENTS
                                 (IN THOUSANDS)

                                                                               COMTEL
                                                                        ---------------------
                                                                        ACQUIRED    ACQUIRED
                                                                          JUNE      SEPTEMBER
                                                           PARTNERS'      1998        1998
                                                           ---------    --------    ---------
F  INTEREST EXPENSE
Interest on Debt Not Assumed
  For the six months ended June 30, 1998.................                           $ (32,793)
                                                                                    =========
  For the year ended December 31, 1997...................                           $ (44,298)
                                                                                    =========
Interest on the New Credit Facility utilized to acquire
  ComTel(2)
  (L475,000,000 at 12% per Annum)
  For the six months ended June 30, 1998.................                           $  47,019
                                                                                    =========
  For the year ended December 31, 1997...................                           $  93,366
                                                                                    =========
Amortization of fees on the New Credit Facility recorded
  as deferred financing costs (such fees are at 3% per
  annum)
  For the six months ended June 30, 1998.................                           $  11,755
                                                                                    =========
  For the year ended December 31, 1997...................                           $  23,342
                                                                                    =========
Net Statement of Operations Impact
  For the six months ended June 30, 1998.................                           $  25,981
                                                                                    =========
  For the year ended December 31, 1997...................                           $  72,410
                                                                                    =========
Balance Sheet Impact at June 30, 1998....................                           $  23,342
                                                                                    =========

G  PREFERRED STOCK DIVIDEND
Dividends at 9.9% on the preferred stock to be issued in
  the ComTel acquisition
  For the six months ended June 30, 1998.................                           $   6,838
                                                                                    =========
  For the year ended December 31, 1997...................                           $  12,621
                                                                                    =========

---------------
(1) On June 16, 1998, NTL agreed to acquire substantially all of the operations of ComTel in a two-part transaction in exchange for approximately L550 million. The first part of the transaction closed on June 16, 1998 and was financed using funds available under the New Credit Facility. The second part of the transaction closed on September 22, 1998.

(2) The New Credit Facility bears interest at LIBOR, plus 3% per annum increasing by .25% per annum each month beginning three months after the first drawdown to a maximum of 4% per annum, and matures on January 31, 1999, subject to extension to June 30, 1999.

                            THE NTL SPECIAL MEETING

PURPOSE, TIME AND PLACE

     This Joint Proxy Statement/Prospectus is being furnished to holders of NTL Common Stock in connection with the solicitation of proxies by the NTL Board for use at the NTL Special Meeting to be held at 10:00 a.m., local time, on Thursday, October 29, 1998, at the Essex House Hotel, 160 Central Park South, Hyde Park Suite, New York, New York 10019, and any adjournment or postponement thereof.

     At the NTL Special Meeting, the stockholders of NTL will consider and vote upon a proposal to approve the Share Issuance and the Shares Amendment. Holders of NTL Common Stock will also be asked to consider and vote upon such other business as may properly come before the NTL Special Meeting.

     The NTL Board has unanimously determined that the Amalgamation and the Share Issuance are in the best interests of NTL and its stockholders and has approved the Amalgamation Agreement and the Shares Amendment. THE NTL BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF NTL VOTE IN FAVOR OF THE SHARE ISSUANCE AND THE SHARES AMENDMENT AT THE NTL SPECIAL MEETING. See "THE AMALGAMATION -- NTL's Reasons for the Amalgamation; Recommendation of the NTL Board."

RECORD DATE; VOTING RIGHTS

     Only holders of record of NTL Common Stock at the close of business on the NTL Record Date, Thursday, September 17, 1998, are entitled to receive notice of, and to vote at, the NTL Special Meeting. On the NTL Record Date, there were 41,390,544 outstanding shares of NTL Common Stock, held by 539 holders of record. Each such share entitles the registered holder thereof to one vote.

QUORUM

     The holders of a majority of the shares of NTL Common Stock outstanding and entitled to vote must be present in person or represented by proxy at the NTL Special Meeting in order for a quorum to be present. Abstentions and broker non-votes will be treated as shares of NTL Common Stock that are present and entitled to vote for purposes of determining the presence of a quorum at the NTL Special Meeting.

REQUIRED VOTE

     Approval of the Share Issuance requires the affirmative vote of the holders of a majority of the votes cast with respect to the Share Issuance at the NTL Special Meeting. Approval of the Shares Amendment requires the affirmative vote of the holders of a majority of the outstanding shares of NTL Common Stock. Under applicable Delaware law, in determining whether the Share Issuance has received the requisite number of affirmative votes, abstentions and broker non-votes will be disregarded and will have no effect on the outcome of the vote, and in determining whether the Shares Amendment has received the requisite number of affirmative votes, abstentions and broker non-votes will have the effect of negative votes.

     As of the NTL Record Date, directors and executive officers of NTL and their affiliates were the beneficial owners of an aggregate of 3,308,310 (approximately 8%) of the shares of NTL Common Stock then outstanding and eligible to vote. All such directors and executive officers of NTL are expected to vote for approval of the Share Issuance and the Shares Amendment.

PROXIES

     All shares of NTL Common Stock represented by properly executed proxies that are received in time for the NTL Special Meeting and which have not been revoked will be voted in accordance with the instructions indicated in such proxies. If no instructions are indicated, such shares will be voted in favor of the Share Issuance. In addition, the persons designated in such proxies will have the discretion to vote on matters incident to the conduct of the NTL Special Meeting. If NTL proposes to adjourn the NTL Special Meeting, the persons named in the enclosed proxy card will vote all shares for which they have authority (other than those that have been voted against the Share Issuance) in favor of such adjournment.

     The grant of a proxy on the enclosed NTL proxy card does not preclude a stockholder from voting in person at the NTL Special Meeting. A stockholder may revoke a proxy at any time prior to its exercise by (i) delivering to the Secretary of NTL, prior to the NTL Special Meeting, a written notice of revocation bearing a later date or time than the proxy, (ii) delivering to the Secretary of NTL a duly executed proxy bearing a later date or time than the revoked proxy or (iii) attending the NTL Special Meeting and voting in person. Attendance at the NTL Special Meeting will not in and of itself constitute the revocation of a proxy.

     NTL will bear the cost of solicitation of proxies from its stockholders. In addition to solicitation by mail, the directors, officers and employees of NTL and its subsidiaries may solicit proxies from stockholders of NTL by telephone, telegram or in person. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and NTL will reimburse such custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection therewith.

     In addition, NTL has retained D.F. King & Co., Inc. ("D.F. King") to assist NTL in the solicitation of proxies from stockholders in connection with the NTL Special Meeting. D.F. King will receive a fee of $5,000 as compensation for its services and reimbursement of its out-of-pocket expenses in connection therewith. NTL has agreed to indemnify D.F. King against certain liabilities arising out of or in connection with its engagement.

                      THE PARTNERS SPECIAL GENERAL MEETING

PURPOSE, TIME AND PLACE

     This Joint Proxy Statement/Prospectus is being furnished to holders of Partners Common Shares in connection with the solicitation of proxies by the Partners Board for use at the Partners Special General Meeting to be held at 10:00 a.m., local time, on Thursday, October 29, 1998, at Comcast Corporation, 1500 Market Street, 33rd Floor, in Philadelphia, Pennsylvania, and any adjournment or postponement thereof.

     At the Partners Special General Meeting, the shareholders of Partners will be asked to consider and vote upon a proposal to approve the Amalgamation. In addition, the shareholders of Partners will receive and adopt the financial statements of Partners and the auditors' report thereon for the fiscal year ended December 31, 1997, as contained in Partners' Annual Report on Form 10-K. Shareholders of Partners will also be asked to consider and vote upon all other matters as may properly be brought before the Partners Special Meeting.

     The Partners Board has unanimously determined that the Amalgamation is in the best interests of Partners and its shareholders and has approved the Amalgamation Agreement. THE PARTNERS BOARD RECOMMENDS THAT THE SHAREHOLDERS OF PARTNERS VOTE IN FAVOR OF APPROVAL OF THE AMALGAMATION AND THE ABOVE PROPOSALS AT THE PARTNERS SPECIAL GENERAL MEETING. See "THE AMALGAMATION -- Partners' Reasons for the Amalgamation; Recommendation of the Partners Board." For a discussion of the interests that certain directors and executive officers of Partners have with respect to the Amalgamation in addition to their interests as shareholders of Partners generally, and information regarding the treatment of options to purchase Partners Common Shares and other equity-based awards and other rights of certain members of the Partners Board, see "THE
AMALGAMATION -- Interests of Certain Persons in the Amalgamation," "THE AMALGAMATION AGREEMENT -- Partners Incentive Plans," " -- Employee Benefits," and " -- Indemnification and Insurance." Such interests, together with other relevant factors, were considered by the Partners Board in making its recommendation and approving the Amalgamation Agreement.

RECORD DATE; VOTING RIGHTS

     Only holders of record of Partners Common Shares entered in the registrar of members of Partners at the close of business on the Partners Record Date, Thursday, September 17, 1998, are entitled to receive notice of the Partners Special General Meeting. All holders of Partners Common Shares entered in the registrar of members of Partners on the date of the Partners Special General Meeting are entitled to vote at the Partners Special General Meeting. As of June 30, 1998, there were outstanding 37,231,997 Class A Common Shares, held by 28 registered holders, and 12,872,605 Class B Common Shares, all of which were held by Holdings. The Class A Common Shares and the Class B Common Shares vote together. Each registered holder of Class A Common Shares is entitled to one vote per share, and each registered holder of Class B Common Shares is entitled to ten votes per share.

QUORUM

     The presence in person or by proxy of shareholders of Partners representing at least 50% of the total votes able to be cast at general meetings of Partners will constitute a quorum for purposes of the Partners Special General Meeting. Accordingly, the presence in person or by proxy at the Partners Special General Meeting of Holdings and Warburg, Pincus will constitute a quorum, since Holdings is entitled to cast approximately 77.6% of the total votes to be cast at general meetings of Partners and Warburg, Pincus is entitled to cast approximately 6.2% of the total votes to be cast at general meetings of Partners. See "CERTAIN AGREEMENTS RELATED TO THE AMALGAMATION -- Voting Agreements."

REQUIRED VOTE

     Approval of the Amalgamation at the Partners Special General Meeting requires the affirmative vote of the holders of a majority of the total votes able to be cast at general meetings of Partners. Under Bermuda law, only votes cast in favor of a resolution count as affirmative votes. Votes which are withheld, represented by broker non-votes or which abstain from voting are counted for quorum purposes only. Holdings, based on its ownership of 100% of the Class B Common Shares, is entitled to cast approximately 77.6% of the total votes to be cast at the Partners Special General Meeting, and Warburg, Pincus, based on its ownership of approximately 27.5% of the outstanding Class A Common Shares, is entitled to cast approximately 6.2% of the total votes to be cast at the Partners Special General Meeting. Accordingly, pursuant to the Voting Agreements, the Partners Shareholder Approval is assured, notwithstanding any vote of any other holders of Partners Common Shares. See "CERTAIN AGREEMENTS RELATED TO THE
AMALGAMATION -- Voting Agreements." As of June 30, 1998, directors and executive officers of Partners and their affiliates were the beneficial owners of an aggregate of less than 1% of the Class A Common Shares then outstanding and eligible to vote.

DISSENTERS' RIGHTS

     Under the Companies Act, any Dissenting Shareholder may within one month of the giving of the notice of the Partners Special General Meeting apply to the Court to appraise the fair value of such holder's shares. There is no right of appeal from an appraisal by the Court. Such holder will receive the value appraised by the Court only if the Amalgamation is completed. See "THE AMALGAMATION -- Rights of Dissenting Shareholders."

PROXIES

     All Class A Common Shares represented by properly executed proxies that are received in time for the Partners Special General Meeting and that have not been revoked will be voted in accordance with the instructions indicated in such proxies. If no instructions are indicated, such shares will be voted in favor of the Amalgamation. In addition, the persons designated in such proxies will have discretion to vote on any matters incident to the conduct of the Partners Special General Meeting. If Partners proposes to adjourn the Partners Special General Meeting, the persons named in the enclosed proxy card will vote all shares for which they have authority (other than those that have been voted against the Amalgamation) in favor of such adjournment.

     The grant of a proxy on the enclosed Partners proxy card does not preclude a shareholder from voting in person at the Partners Special General Meeting. A shareholder may revoke a proxy at any time prior to its exercise by (i) delivering to the Secretary of Partners at least one hour prior to the Partners Special General Meeting a written notice of revocation bearing a later date or time than the proxy, (ii) delivering to the Secretary of Partners at least one hour prior to the Partners Special General Meeting a duly executed proxy bearing a later date or time than the revoked proxy or (iii) attending the Partners Special General Meeting and voting in person. Attendance at the Partners Special General Meeting will not in and of itself constitute the revocation of a proxy.

     Partners will bear the cost of solicitation of proxies from its shareholders. In addition to solicitation by mail, the directors, officers and employees of Partners and its subsidiaries may solicit proxies from shareholders of Partners by telephone, telegram or in person. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of shares held of record by such persons, and Partners will reimburse such custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection therewith.

     In addition, Partners has retained D.F. King to assist Partners in the solicitation of proxies from shareholders in connection with the Partners Special General Meeting. D.F. King will receive a fee of $4,500 as compensation for its services and reimbursement of its out-of-pocket expenses in connection therewith.

     IN CONNECTION WITH THE PARTNERS SPECIAL GENERAL MEETING, HOLDERS OF PARTNERS COMMON SHARES SHOULD NOT RETURN TO PARTNERS ANY SHARE CERTIFICATES WITH THEIR PROXIES.

                                THE AMALGAMATION

     The Amalgamation Agreement is included in its entirety in this Joint Proxy Statement/Prospectus as Annex A and is incorporated herein by reference. The underlying documents, copies of which have been filed as exhibits to Partners' Annual Report on Form 10-K for the year ended December 31, 1997, and a copy of the Form of Certificate of Designation, Preferences and Rights of Class D Junior Participating Preferred Stock of NTL is also incorporated herein by reference. We urge shareholders of Partners and stockholders of NTL to read such documents.

GENERAL

     At the Effective Time, Sub will be amalgamated with Partners, with the separate existence of Sub and Partners continuing in the form of the Amalgamated Company. At and after the Effective Time, the Amalgamated Company will operate under the name of "NTL (Bermuda) Limited" and continue under the provisions of the Companies Act and other applicable Bermuda law.

     On August 14, 1998, NTL and Partners entered into the TeleWest Agreement with respect to, among other things, the Purchase Rights. Pursuant to the TeleWest Agreement, the Birmingham Cable Equity Interest will be sold to TeleWest immediately prior to the Amalgamation, and the status of the Cable London Equity Interest has been Resolved for purposes of the Amalgamation. See "THE TELEWEST AGREEMENT." Accordingly, when the sale of the Birmingham Cable Equity Interest is consummated prior to the Closing (as provided in the TeleWest Agreement), each Partners Common Share will be cancelled in consideration for the receipt of .3745 shares of NTL Common Stock. See "THE AMALGAMATION
AGREEMENT -- Cancellation of Shares."

     If, due to a breach of the TeleWest Agreement, the sale of the Birmingham Cable Equity Interest pursuant to the TeleWest Agreement is not consummated prior to the Closing, the status of the Birmingham Cable Equity Interest will be Unresolved for purposes of the Amalgamation, and shareholders of Partners may receive, at NTL's option, .3108 shares of NTL Common Stock, as well as .0637 shares of NTL Class D Stock equal to a portion of the consideration allocable to the Birmingham Cable Equity Interest in lieu of the Exchange Ratio. For the purpose of determining the consideration payable to shareholders of Partners in the event the Purchase Right relating to Birmingham Cable is Unresolved at the Determination Time, NTL and Partners have agreed that of the .3745 shares of NTL Common Stock to be issued in consideration for the cancellation of each Partners Common Share, .1161 shares and .0637 shares represent the percentages allocable to Cable London and Birmingham Cable, respectively. Such percentages suggest a notional valuation of the Cable London interest of 31% and the Birmingham Cable interest of 17%, relative to the aggregate value of Partners as a whole. At NTL's sole discretion, if the Purchase Right relating to Birmingham Cable is Unresolved, NTL may elect to issue the allocated percentage of shares of NTL Common Stock based on the Exchange Ratio (i.e., .0637 shares, based on the allocation of 17% of the consideration to Birmingham Cable) in lieu of NTL Class D Stock. However, NTL currently does not intend to elect to issue NTL Common Stock in lieu of the NTL Class D Stock allocated to the Birmingham Cable Equity Interest.

     If issued, the NTL Class D Stock will be a class of preferred stock of NTL and will remain outstanding for an indeterminate period of time until the sale of the Birmingham Cable Equity Interest. Following such sale, shares of NTL Class D Stock, if issued, will be exchanged for NTL Common Stock on a one-for-one basis. While outstanding, any shares of NTL Class D Stock will generally have the same voting and dividend rights as shares of NTL Common Stock, would be subject to redemption as described below, and would be expected to be listed for trading on the NASDAQ.

     Subject to the foregoing, assuming that each shareholder of Partners will receive .3745 shares of NTL Common Stock for each Partners Common Share, it is anticipated that approximately 18.8 million shares of NTL Common Stock will be issued in connection with the Share Issuance, representing approximately 31.2% of the shares of NTL Common Stock expected to be outstanding after giving effect to the consummation of the Amalgamation. If NTL Class D Stock is issued as part of the consideration it is anticipated that approximately 3.2 million shares of NTL Class D Stock will be issued in connection with the Share Issuance, representing 100% of the shares of such stock expected to be outstanding after giving effect to the consummation of the Amalgamation.

     NTL does not presently have sufficient shares of preferred stock authorized in the event the NTL Class D Stock is issued using the exchange ratio referred to above. NTL is seeking the approval of the Shares Amendment to increase the authorized shares of preferred stock in order to permit the issuance of the NTL Class D Stock using such ratio. However, obtaining the necessary NTL stockholder approval for such increase in authorized shares of preferred stock is not a condition to the Amalgamation. If stockholder approval of the Shares Amendment is not obtained, NTL and Partners will agree to any necessary adjustments, which may include the issuance of depositary shares that replicate the terms of the NTL Class D Stock described above or adjusting the number of shares of NTL Class D Stock (with corresponding changes to the terms of such shares) to ensure that shareholders of Partners receive the intended benefits and rights of such NTL Class D Stock described above.

PURCHASE RIGHTS RELATING TO PARTNERS' INTERESTS IN BIRMINGHAM CABLE AND CABLE LONDON

     Partners owns the Birmingham Cable Equity Interest and the Cable London Equity Interest. As a result of the proposed Amalgamation, TeleWest, which owns a 27.5% interest in Birmingham Cable and a 50% interest in Cable London, had Purchase Rights to acquire the Equity Interests. However, pursuant to the TeleWest Agreement, Partners' interest in Birmingham Cable will be sold to TeleWest immediately prior to the Amalgamation, and the status of Partners' interest in Cable London has been Resolved for purposes of the Amalgamation. See "THE TELEWEST AGREEMENT."

     Birmingham Cable. Partners and TeleWest are parties to the Co-Ownership Agreement which sets forth certain agreements and arrangements regarding their respective investments in Birmingham Cable. Under the terms of the Co-Ownership Agreement, neither Co-Owner may sell, assign, transfer, pledge or otherwise dispose of, or encumber directly or indirectly (including by virtue of any change in control of such Co-Owner) (collectively, a "Transfer"), all or any part of the shares of Birmingham Cable beneficially owned by such Co-Owner, without first offering the other Co-Owner the right to purchase the shares of Birmingham Cable beneficially owned by such Co-Owner. Consummation of the Amalgamation will result in a change in control (as defined in the Co-Ownership Agreement) of Partners and, accordingly, subject to the terms and conditions of the Co-Ownership Agreement, TeleWest had the right to acquire the Birmingham Cable Equity Interest.

     Under the terms of the Co-Ownership Agreement, if the proposed Transfer is due to a change in control, the Co-Owner who intends to Transfer its shares of Birmingham Cable is obligated to notify the other Co-Owner of such intention and the shares of Birmingham Cable owned by such Co-Owner are deemed to be offered to the other Co-Owner, upon determination of the appraised value of such shares, for purchase at a fixed cash price equal to the appraised value of such shares, payable in full upon consummation of the change in control. For purposes of the Co-Ownership Agreement, the "appraised value" means the fair market value of the relevant shares of Birmingham Cable as agreed to in good faith, by the Co-Owners. If the Co-Owners are unable to agree on the fair market value, the Co-Ownership Agreement provides for the appraised value to be determined pursuant to the following procedure. Within 10 days after notice from one Co-Owner that it intends to Transfer its shares of Birmingham Cable as a result of a change in control, the Co-Owners shall attempt to agree upon the selection of a disinterested independent qualified investment banking firm or other appraiser to determine the fair market value per share of Birmingham Cable based on all relevant facts (including, without limitation, the terms of the applicable change in control, which terms shall be disclosed to the appraiser and the other Co-Owner). If the Co-Owners are able to agree upon an appraiser, such appraiser shall be instructed to furnish a written appraisal within 30 days of its selection. If the Co-Owners are unable to agree upon the selection of an appraiser within such 10-day period, upon the request of either Co-Owner, an appraiser shall be selected by the American Arbitration Association, which appraiser shall be instructed to furnish a written appraisal within 30 days of its selection. The determination of the fair market value per share of Birmingham Cable pursuant to the appraisal procedure shall be final, conclusive and binding upon the Co-Owners, absent a showing of fraud.

     Upon determination of the appraised value per share of Birmingham Cable, the shares of Birmingham Cable beneficially owned by the Co-Owner that are the subject of the intended Transfer are deemed to be offered to the other Co-Owner for a fixed cash price per share equal to the appraised value. For a period of 30 days after determination of the appraised value, the other Co-Owner shall have the option to accept the offer. If such other Co-Owner accepts the offer, the cash price will be payable in full upon the consummation of the change of control of Partners (i.e., at the Effective
Time). If such other Co-Owner does not accept the offer within such 30-day period, the shares of Birmingham Cable may be Transferred pursuant to the change of control.

     On February 6, 1998, Partners notified TeleWest of its intent to Transfer its shares of Birmingham Cable as a result of the proposed Amalgamation. On April 16, 1998, TeleWest announced that, subject to the value determined by the appraisal procedure and the availability of financing, it proposed to exercise its right to acquire the Birmingham Cable Equity Interest. As of May 26, 1998, the Co-Owners had not been able to agree upon the fair market value of the Birmingham Cable Equity Interest or upon a disinterested independent qualified investment banking firm to determine the fair market value thereof. On May 26, 1998, TeleWest requested that the American Arbitration Association select an appraiser to determine the fair market value of the Birmingham Cable Equity Interest, and by letter dated June 8, 1998, the Philadelphia office of the American Arbitration Association selected Merge Master Company to conduct such appraisal. Although such firm had begun its appraisal process, on August 14, 1998, pursuant to the TeleWest Agreement, NTL, Partners and TeleWest agreed upon a fair market value of the Birmingham Cable Equity Interest, thereby effectively terminating such appraisal process. See "THE TELEWEST AGREEMENT -- Sale of Birmingham Cable Equity Interest -- Notification to Appraiser."

     Cable London. Prior to the passage of the Special Resolution pursuant to the TeleWest Agreement, under the terms of Cable London's articles of association, a change in control of Partners gave rise to a deemed offer by Partners, as at the date of such change in control, of all of the shares of Cable London to TeleWest. Consummation of the Amalgamation would have resulted in a change of control (as defined in Cable London's articles of association) of Partners and, accordingly, subject to the provisions of Cable London's articles of association, TeleWest would have had the right to acquire the Cable London Equity Interest. In contrast to TeleWest's right to acquire the Birmingham Cable Equity Interest, which has already been triggered, TeleWest's right to acquire the Cable London Equity Interest would not have been triggered until the Amalgamation had been consummated.

     The price payable for the shares of Cable London would have been the price which the directors of Cable London determined to be the fair market value thereof as at the date of the deemed offer between a willing seller and a willing buyer contracting on arm's length terms, having regard to the fair value of Cable London's business as a going concern. Cable London's articles of association do not specify any time period within which the directors of Cable London are required to make their determination of fair value. Once the fair value of Partners' interest in Cable London had been determined, TeleWest would have had 28 days to determine whether to accept the offer to purchase the Cable London Equity Interest for cash at the determined fair value. The board of directors of Cable London currently consists of seven members, certain of whom have been appointed by Partners and by TeleWest and certain of whom are considered to be independent. Pursuant to the TeleWest Agreement, however, TeleWest and Partners have passed the Special Resolution to Cable London's articles of association which provides, among other things, that the Amalgamation will not be deemed to constitute a change of control of Partners thereunder. Accordingly, for purposes of the Amalgamation, such resolution effectively has eliminated the Purchase Right of TeleWest with respect to Cable London. See "THE TELEWEST AGREEMENT -- Other Actions with Respect to Cable London."

     On April 16, 1998, TeleWest announced that, subject to the value determined by the directors of Cable London and the availability of financing, it proposed to exercise its right to acquire the Cable London Equity Interest. However, on August 14, 1998, NTL, Partners, TeleWest and TeleWest Holdings entered into the TeleWest Agreement pursuant to which at any time during the Shoot-out Period following the Closing Date, Partners will notify TeleWest of the price at which it is willing to sell the Cable London Equity Interest to TeleWest. Following such notification, TeleWest shall either accept such offer and purchase the Cable London Equity Interest from Partners at such price or decline such offer and sell its 50% ownership interest in Cable London to Partners at such price. See "THE TELEWEST AGREEMENT."

     Certain Agreements Between NTL and Partners Relating to the Purchase Rights. Pursuant to the Amalgamation Agreement, NTL and Partners have agreed to consult with each other as to any actions to be taken in connection with the Purchase Rights. In this regard, NTL and Partners have agreed, among other things, that NTL shall have the primary role in any negotiations in respect of the Purchase Rights. See "THE AMALGAMATION AGREEMENT -- Additional
Agreements -- Purchase Rights."

BACKGROUND OF THE AMALGAMATION

     During 1996, Partners began looking at its long-term strategic alternatives, given the state of the UK cable television and telephony industry generally. In October 1996, various third parties announced their intention to create C&WC, which would become the largest franchise group in the UK cable television and telephony industry. Following this announcement, Partners determined to accelerate its decision making process with respect to its strategic alternatives in light of the then current industry conditions and the accelerated speed at which industry consolidation was occurring.

     In October 1996, HSBC was retained as Partners' investment banker for the purpose of evaluating and recommending possible strategic alternatives to enhance Partners' long-term competitive position. In considering Partners' strategic alternatives, the management of Partners and the Partners Board believed that, given the consolidation that was occurring in the UK cable television and telephony industry and the fact that Partners was one of the smaller companies in this industry, the possibility of increasing shareholder value in the long-term as an independent participant in this industry might be limited and that Partners should explore the possibility of combining with a third party.

     In this regard, in late 1996 and the first half of 1997, Partners and its representatives contacted various third parties (including NTL) to ascertain their level of interest in a possible transaction and to obtain indications of the potential value of such a transaction to shareholders of Partners. During this time, Partners and its representatives also distributed a limited amount of confidential information to parties who expressed an interest in a possible transaction. While Partners and its representatives had discussions with several third parties (including NTL), these discussions never proceeded beyond a preliminary stage. Representatives of Partners had further discussions with representatives of NTL in August 1997 but were unable to reach agreement on the structure and terms of a possible transaction. During September and October 1997, there were occasional contacts between representatives of Partners and NTL, but no progress was made toward a possible transaction.

     In the fall of 1997, Partners determined that a possible transaction with a third party was unlikely in the near-term and initiated discussions with a bank group to arrange bank financing for further construction of its wholly-owned properties in Cambridge and Teesside and, in December 1997, Partners closed on a L200 million bank facility.

     In early December 1997, Partners and NTL resumed discussions and, on December 11, 1997, representatives of Partners met with representatives of NTL, discussed certain issues relating to a possible acquisition of Partners by NTL and agreed that it would be advisable for NTL to conduct an extensive review of Partners to be in a better position to determine whether Partners and NTL could agree upon the structure and financial terms on which a transaction might be effected. During late December 1997 and early January 1998, NTL proceeded with its due diligence review and, at the same time, representatives of Partners and NTL continued their discussions concerning the structure and financial terms of a possible transaction.

     In early January 1998, NTL raised concerns about proceeding with discussions with Partners unless the Purchase Rights were resolved in the context of the overall consideration to be paid to shareholders of Partners. From this period until February 2, 1998, the date on which the Partners Board approved the Amalgamation Agreement, there were extensive negotiations between NTL and Partners about both the consideration to be paid and the method with which the Purchase Rights would be dealt.

     In mid-January 1998, NTL stated that it was unwilling to continue negotiations concerning a possible transaction unless Partners entered into a letter agreement (the "Exclusivity Letter") with NTL that (i) would require Partners to negotiate with NTL on an exclusive basis through February 28, 1998 and (ii) in the event that Partners entered into an agreement regarding a transaction with a third party other than NTL prior to June 30, 1998, would require Partners to make a payment to NTL of $20.0 million.

     At a meeting held on January 29, 1998, the Partners Board considered and approved the Exclusivity Letter. In approving the Exclusivity Letter, the Partners Board considered, among other things, Partners' strategic alternatives, the condition of the UK cable television and telephony industry generally and Partners in particular, the fact that the existence of third party options to acquire Partners' ownership interests in Cable London and Birmingham Cable in the event of a change of control created uncertainty for potential purchasers and affected Partners' salability, the fact that the efforts that had been made in the past year to locate other potential purchasers had been unsuccessful, the discussions to date with NTL regarding a possible transaction, the fact that NTL was unwilling to continue negotiations without the Exclusivity Letter, and the proposed terms and conditions of the Exclusivity Letter. In approving the Exclusivity Letter, the Partners Board did not consider or approve a specific transaction with NTL and, accordingly, no financial terms regarding the Amalgamation were agreed to by the Partners Board.

     On January 29, 1998, following the meeting of the Partners Board, representatives of Partners and NTL met again and signed the Exclusivity Letter. The Exclusivity Letter did not represent a binding agreement with respect to entering into or the terms of a potential transaction with NTL. At the time of the execution of the Exclusivity Letter, the parties determined to continue, subject to completion of their reviews of each other's business and the approval of their respective Boards of Directors, the negotiation of the financial terms and documentation of an amalgamation transaction on the basis of a fixed exchange ratio and mechanics to deal with the effects of the Purchase Rights on the consideration to be received in the Amalgamation similar to those adopted in the Amalgamation Agreement.

     From January 29, 1998, through the signing of the Amalgamation Agreement on February 4, 1998, representatives of Partners and NTL negotiated the Amalgamation Agreement. The Amalgamation Agreement was approved by the Partners Board at a meeting held on February 2, 1998 and by the NTL Board at a meeting held on February 3, 1998. The Amalgamation Agreement was signed on February 4, 1998 and announced on the morning of February 5, 1998.

     On January 29, 1998, the date on which the Exclusivity Letter was executed, the composite closing prices of the NTL Common Stock and the Class A Common Shares, as reported on the NASDAQ, were $32.250 per share and $9.438 per share, respectively. On February 2, 1998, the date on which the Partners Board approved the Amalgamation Agreement, the composite closing prices of the NTL Common Stock and the Class A Common Shares, as reported on the NASDAQ, were $31.938 per share and $9.438 per share, respectively. On February 3, 1998, the date on which the NTL Board approved the Amalgamation Agreement, the composite closing prices of the NTL Common Stock and the Class A Common Shares, as reported on the NASDAQ, were $31.875 per share and $9.563 per share, respectively. On February 4, 1998, the date on which the Amalgamation Agreement was executed, the composite closing prices of the NTL Common Stock and the Class A Common Shares, as reported on the NASDAQ, were $32.000 per share and $9.250 per share, respectively.

     On February 6, 1998, Partners notified TeleWest of its intent to Transfer its shares of Birmingham Cable as a result of the proposed Amalgamation. On April 16, 1998, TeleWest announced that, subject to the value determined by the appraisal procedure and the availability of financing, it proposed to exercise its right to acquire the Birmingham Cable Equity Interest. As of May 26, 1998, the Co-Owners had not been able to agree upon the fair market value of the Birmingham Cable Equity Interest or upon a disinterested independent qualified investment banking firm to determine the fair market value thereof.

     On May 28, 1998, NTL, Sub and Partners amended the Amalgamation Agreement to extend the deadline for the consummation of the Amalgamation from August 4, 1998 to October 5, 1998, subject to certain exceptions. A copy of such amendment to the Amalgamation Agreement is attached hereto as Annex B.

     On May 26, 1998, TeleWest requested that the American Arbitration Association select an appraiser to determine the fair market value of the Birmingham Cable Equity Interest, and by letter dated June 8, 1998, the Philadelphia office of the American Arbitration Association selected Merge Master Company to conduct such appraisal. Although such firm had begun its appraisal process, on August 14, 1998, NTL, Partners, TeleWest and TeleWest Holdings entered into the TeleWest Agreement relating to Partners' ownership interest in Birmingham Cable, Partners' and TeleWest's respective ownership interests in Cable London and certain other related matters. Also on such date, the Amalgamation Agreement was amended to provide that, among other things: (i) the deadline for the consummation of the Amalgamation has been extended from October 5, 1998 to November 4, 1998, subject to certain exceptions as described under "THE AMALGAMATION AGREEMENT -- Termination;" (ii) NTL and Sub expressly consent to the TeleWest Agreement and the transactions contemplated thereby, and if the Amalgamation is not consummated, Partners will be entitled to exercise all of its rights under the TeleWest Agreement without any obligation to NTL; and (iii) as a result of the TeleWest Agreement, (A) the Purchase Right relating to Birmingham Cable has been "Resolved," provided, that if, as of the Closing, the Birmingham Cable Completion shall not have taken place or shall not be taking place contemporaneously with the Closing, such Purchase Right shall be deemed to be "Unresolved" and (B) the Purchase Right relating to Cable London has been "Resolved." A copy of such amendment to the Amalgamation Agreement is attached hereto as Annex C.

NTL'S REASONS FOR THE AMALGAMATION; RECOMMENDATION OF THE NTL BOARD

     THE NTL BOARD HAS UNANIMOUSLY DETERMINED THAT THE AMALGAMATION AND THE SHARE ISSUANCE ARE IN THE BEST INTERESTS OF NTL AND ITS STOCKHOLDERS AND HAS APPROVED THE AMALGAMATION AGREEMENT. THE NTL BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF NTL VOTE IN FAVOR OF THE SHARE ISSUANCE AND THE SHARES AMENDMENT AT THE NTL SPECIAL MEETING.

     NTL believes that the UK telecommunications industry is experiencing a period of consolidation, which is driven in part by the need for companies to increase their overall size in order to take advantage of increased market penetration and network capacity utilization. In line with this general trend, NTL views growth through strategic acquisitions and combinations as an important aspect of its business development program.

     In particular, NTL believes that the Amalgamation will provide NTL with the opportunity to achieve certain strategic and financial benefits including (i) improved operating performance and reduced operating costs, (ii) an enhanced return on its national telecoms assets through increased network capacity utilization, (iii) increased penetration in the national business telecoms market by expanding its local presence and increasing its geographic coverage and (iv) benefits of scale in equipment procurement and programming acquisition.

     In reaching its determination with respect to the Amalgamation and the Share Issuance, the NTL Board consulted with management, as well as its advisors, and considered the following potential benefits:

          (i) the fact that the currently favorable conditions in the UK telecommunications industry would make the integration of the two companies easier at this time than in a negative period of a cycle;

          (ii) the combination of the businesses, operations, financial strengths, earnings and prospects of each of NTL and Partners will likely create a combined company with greater financial stability, purchasing power, marketing infrastructure and other advantages associated with greater scale;

          (iii) the significant potential enhancement of the strategic and market position of the combined company beyond that achievable by NTL alone, including an increase in NTL's local presence by more than 75%;

          (iv) the detailed financial analyses and presentation of DLJ to the NTL Board in connection with the NTL Board's consideration of the Amalgamation Agreement, and the DLJ Opinion to the effect that, as of such date and based upon and subject to the assumptions, limitations and qualifications set forth in such opinion, the Exchange Ratio was fair to NTL from a financial point of view (see "-- Opinion of NTL's Financial Advisor"); and

          (v) the opportunity, with a larger platform, for continued growth through strategic acquisitions.

     The NTL Board also considered a number of potentially negative factors, including: (i) the inherent challenges to effecting the Amalgamation and the attendant risk that management resources may be diverted from other strategic opportunities and from operational matters for an extended period of time; (ii) the likelihood of obtaining the Required British Approvals and the Required Consents; (iii) the risk that the

Amalgamation would not be consummated; (iv) the impact of the Amalgamation on the customers and employees of each company; and (v) the risk that the market's perception of the combined company may not be as favorable as currently anticipated. In the NTL Board's view, these considerations were not sufficient, either individually or collectively, to outweigh the benefits of the proposed combination of the businesses of NTL and Partners.

     At a special meeting of the NTL Board on February 3, 1998, the NTL Board received presentations concerning and reviewed the terms of the Amalgamation Agreement and the Amalgamation with members of NTL's management and its legal and financial advisors. In particular, DLJ presented a summary of its analyses in connection with the DLJ Opinion, which assumed, among other things, no Exercise of the Purchase Rights and that the Exchange Ratio would be .3745. See "-- Opinion of NTL's Financial Advisor." In considering the analysis prepared by DLJ and the DLJ Opinion, the NTL Board recognized the limitations of such assumptions but believed that, despite the uncertainty, approval of the Amalgamation Agreement was in the best interests of NTL and its stockholders. As a result of its review of the Amalgamation Agreement and the Amalgamation, the NTL Board had a thorough understanding of the potential outcomes with respect to the Purchase Rights and the strategic implications of such outcomes for NTL, including the possibility that either or both Purchase Rights may, in fact, have been Exercised, resulting in NTL's inability to acquire the related Equity Interest(s) pursuant to the Amalgamation. In light of such an understanding, the NTL Board still unanimously determined that the Amalgamation and the Share Issuance are in the best interests of, NTL and its stockholders. ACCORDINGLY, THE NTL BOARD HAS UNANIMOUSLY APPROVED THE AMALGAMATION AGREEMENT AND RECOMMENDS THAT THE STOCKHOLDERS OF NTL VOTE IN FAVOR OF THE SHARE ISSUANCE AT THE NTL SPECIAL MEETING.

     In addition, in reaching its conclusions, the NTL Board considered, among other things, (i) the judgment, advice and analyses of its management with respect to the strategic, financial and operational benefits of the Amalgamation, based in part on the business, financial, accounting and legal due diligence investigations performed with respect to Partners; (ii) information concerning the financial condition, results of operations, prospects, businesses and stock price performance of NTL and Partners; (iii) current industry, economic and market conditions; (iv) the potential synergies, efficiencies and cost-savings as a result of the combination of NTL's and Partners' operations, including the elimination of redundant costs at the corporate level; (v) the express terms and conditions of the Amalgamation Agreement, which are viewed as providing an equitable basis for the Amalgamation from the standpoint of NTL; and (vi) the historical market prices and trading information with respect to the NTL Common Stock and Partners Common Shares.

     The foregoing discussion of the information and factors considered and given weight by the NTL Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Amalgamation, the NTL Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the NTL Board may have given different weights to different factors.

OPINION OF NTL'S FINANCIAL ADVISOR

     NTL engaged DLJ to act as financial advisor to NTL and to provide a fairness opinion in connection with the transactions contemplated by the Amalgamation Agreement based upon DLJ's qualifications, expertise and reputation, as well as DLJ's prior investment banking relationship and familiarity with NTL. On February 3, 1998, DLJ delivered its written opinion to the NTL Board to the effect that, as of such date, and based upon and subject to the assumptions, limitations and qualifications set forth in such opinion, the Exchange Ratio was fair to NTL from a financial point of view.

     THE FULL TEXT OF THE DLJ OPINION IS SET FORTH AS ANNEX D HERETO AND SHOULD BE READ CAREFULLY IN ITS ENTIRETY FOR ASSUMPTIONS MADE, PROCEDURES FOLLOWED, OTHER MATTERS CONSIDERED AND LIMITS OF THE REVIEW BY DLJ.

     THE DLJ OPINION WAS PREPARED FOR THE NTL BOARD AND ADDRESSES ONLY THE FAIRNESS OF THE EXCHANGE RATIO TO NTL FROM A FINANCIAL POINT OF VIEW AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OF NTL AS TO

HOW SUCH STOCKHOLDER SHOULD VOTE AT THE NTL SPECIAL MEETING. THE DLJ OPINION DOES NOT CONSTITUTE AN OPINION AS TO THE PRICE AT WHICH THE NTL COMMON STOCK WILL ACTUALLY TRADE AT ANY TIME. THE DLJ OPINION DOES NOT ADDRESS THE RELATIVE MERITS OF THE AMALGAMATION AND THE OTHER BUSINESS STRATEGIES BEING CONSIDERED BY THE NTL BOARD, NOR DOES IT ADDRESS THE NTL BOARD'S DECISION TO PROCEED WITH THE AMALGAMATION.

     DLJ was selected to render an opinion in connection with the Amalgamation based upon DLJ's qualifications, expertise and reputation, including the fact that DLJ, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

     The type and amount of consideration was determined in arm's length negotiations between NTL and Partners. Except as set forth herein, no restrictions or limitations were imposed upon DLJ with respect to the investigations made or the procedures followed by DLJ in rendering the DLJ Opinion.

     In arriving at the DLJ Opinion, DLJ reviewed the February 2, 1998 draft of the Amalgamation Agreement, including the exhibits thereto, as well as financial and other information that was publicly available or furnished to DLJ by NTL and Partners, including information provided during discussions with NTL's management. Included in the information provided during discussions with NTL's management were certain financial projections for NTL and Partners prepared by the management of NTL and certain financial projections for Birmingham Cable and Cable London supplied by the management of NTL. In addition, DLJ compared certain financial and securities data of NTL and Partners with that of various other companies whose securities are traded in public markets, reviewed the historical stock prices of the Partners Common Shares and NTL Common Stock, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as DLJ deemed appropriate for purposes of rendering the DLJ Opinion.

     In rendering the DLJ Opinion, DLJ relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to or discussed with it by NTL or NTL's representatives or that was otherwise reviewed by DLJ. DLJ relied upon the estimates of the management of NTL of the operating improvements achievable as a result of the Amalgamation and upon its discussion of such improvements with the management of NTL. DLJ also assumed that the financial projections supplied to DLJ were reasonably prepared and reflected the best currently available estimates and judgments of the management of NTL as to the future operating and financial performance of NTL, Partners, Birmingham Cable and Cable London, respectively. In rendering the DLJ Opinion, DLJ did not assume any responsibility for making any independent valuation of any assets or liabilities of NTL, Partners, Birmingham Cable or Cable London, or for making any independent verification of any of the information reviewed by DLJ. In addition, DLJ relied as to certain legal matters on advice of counsel to NTL. With the consent of NTL, DLJ assumed that the Exchange Ratio would be .3745 and that the Purchase Rights relating to Birmingham Cable and Cable London would not be exercised.

     The DLJ Opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on information made available to DLJ as of, the date thereof. DLJ does not have any obligation to update, revise or reaffirm the DLJ Opinion.

     The following is a summary of the analyses presented by DLJ to the NTL Board at its February 3, 1998 meeting. All analyses discussed below, unless otherwise indicated, (i) assume the Exchange Ratio is calculated using a per share NTL Common Stock price of $31.94, based on the closing price of the NTL Common Stock on February 2, 1998, (ii) assume no exercise of the Purchase Rights, (iii) exclude any potential cost savings that may be achievable as a result of the Amalgamation and (iv) assume an exchange rate of 1.612 U.S. dollars per U.K. pound.

     Common Stock Performance Analysis. DLJ's analysis of the performance of NTL Common Stock consisted of a historical analysis of closing prices and trading volumes for the period from December 29, 1995 through February 2, 1998. During this time period, NTL Common Stock reached a high of $33.25 per share and a low of $18.25 per share. On February 2, 1998, the closing price of NTL Common Stock was $31.94 per share.

     DLJ's analysis of the performance of Partners Common Shares consisted of a historical analysis of closing prices and trading volumes for the period from December 29, 1995 through February 2, 1998. During this time period, the Partners Common Shares reached a high of $14.25 per share and a low of $8.88 per share. On February 2, 1998, the closing price of the Partners Common Shares was $9.44 per share.

     DLJ also analyzed the historical relationship between the trading prices of NTL Common Stock and Partners Common Shares for the period from December 29, 1995 through February 2, 1998. The average ratio of the closing price of Partners Common Shares to that of NTL Common Stock for the aforementioned time period was .4629, with a minimum ratio of .2890 and a maximum ratio of .6267.

     Comparable Company Analysis. To provide contextual data and comparative market information, DLJ analyzed the operating performance of Partners at the Exchange Ratio relative to NTL, TeleWest and General Cable (collectively, the "Comparable Companies"). Historical financial information used in connection with the ratios provided below with respect to Partners and the Comparable Companies is as of September 30, 1997, the most recent financial statements publicly available for each company as of the date of the DLJ Opinion. DLJ examined certain publicly available financial data, including (a) "Adjusted Enterprise Value" (defined as market value of common equity plus book value of proportionate debt and preferred stock less proportionate cash, plus, in the case of NTL, proportionate interest in certain license fees to be paid, less option proceeds and, in the case of NTL, less the value of non-cable businesses which were valued at a multiple of 5.6x estimated calendar year 1997 earnings before interest, taxes, depreciation and amortization ("EBITDA") for NTL's broadcasting business and a multiple of 31.0x estimated calendar year 1997 EBITDA for NTL's telecommunications business) per "Equity Home" (defined as the number of homes in the franchise areas) and (b) "Franchise Value" (defined as Adjusted Enterprise Value less gross property, plant and equipment invested) per Equity Home. DLJ noted that as of February 2, 1998, the Comparable Companies were trading at (i) a range of $680 to $1,134 Adjusted Enterprise Value per Equity Home, compared with Partners which, at the Exchange Ratio, would be valued at $938 Adjusted Enterprise Value per Equity Home and (ii) a range of ($13) to $469 Franchise Value per Equity Home, compared with Partners which, at the Exchange Ratio, would be valued at $211 Franchise Value per Equity Home.

     No company utilized in the comparable company analysis is identical to Partners. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the Comparable Companies and Partners and other factors that could affect the public trading value of the Comparable Companies. Mathematical analysis such as determining the average may not in itself be a meaningful method of using comparable company data.

     Premium Analysis. DLJ derived an acquisition valuation for Partners based on premiums offered in merger and acquisition transactions ranging from $500 million to $1.0 billion in size and announced between January 1, 1995 and February 2, 1998. DLJ's analysis indicated that for the transactions reviewed, the average premiums offered to the market price of the acquired company one day, one week and one month prior to announcement were: 29.1%, 34.0% and 40.4%, respectively, for stock transactions, 27.1%, 36.3% and 45.7%, respectively, for cash transactions, and 27.7%, 34.8% and 42.4%, respectively, for all transactions. Applying the above premiums to the closing price of Partners Common Shares one day, one week and one month prior to February 2, 1998, implies an acquisition valuation range of approximately $12.07 to $14.48 per Partners Common Share.

     Discounted Cash Flow Analysis. In addition, DLJ performed a discounted cash flow ("DCF") analysis for the five-year period commencing January 1, 1998 and ending December 31, 2004 based on the stand-alone unlevered free cash flows of Partners, without giving effect to the exercise of any Purchase Rights or any potential cost savings that may be achievable as a result of the Amalgamation. Unlevered free cash flows were calculated as the after-tax operating earnings of Partners, plus depreciation and amortization and other non-cash items, plus (or minus) net changes in working capital, minus projected capital expenditures. DLJ calculated terminal values by applying a range of estimated multiples of EBITDA of 8.5x to 13.5x to the projected EBITDA of Partners in 2004. The unlevered free cash flows and terminal values were then discounted to the present using a range of discount rates of 12.5% to 17.5% representing an estimated range of the weighted average cost of capital of Partners. Based on this analysis, DLJ calculated per share equity values of Partners Common Shares ranging from $10.50 to $33.09.

     Accretion/Dilution Analysis. DLJ also analyzed the pro forma effects on the equity value per share of NTL Common Stock (based on DCF analyses as of December 31, 1997) resulting from the Amalgamation. This analysis used a discount rate of 15.0% and terminal values calculated using a terminal multiple of 11.5x applied to the projected EBITDA for NTL on a stand-alone basis and pro forma for the Amalgamation for each of the years ending December 31, 2003, 2004 and 2005. The analysis indicated that the Amalgamation is anticipated to be dilutive to NTL's stand-alone equity value per share by 7.9%, 5.7% and 3.4%, respectively.

     Relative Contribution Analysis. DLJ analyzed the relative contributions of NTL and Partners to the revenues and EBITDA of the pro forma combined entity for the projected calendar years 1998, 2000, 2002 and 2004, without giving effect to the exercise of the Purchase Rights and excluding any potential cost savings that may be achievable as a result of the Amalgamation. Based on the projected financial information for these calendar years, Partners' revenues in each of these years would represent 21.9%, 21.0%, 19.6% and 20.7%, respectively, of the pro forma combined entity, and Partners EBITDA in each of these years would represent 27.9%, 22.0%, 20.2% and 22.7%, respectively, of the pro forma combined entity. The shares of NTL Common Stock to be issued to the holders of Partners Common Shares on a fully diluted basis would represent approximately 27.2% of the outstanding shares of NTL Common Stock after giving effect to the Amalgamation at the Exchange Ratio.

     The summary set forth above does not purport to be a complete description of the analyses performed by DLJ, but describes, in summary form, the principal elements of the analyses contained in the materials presented by DLJ to the NTL Board in connection with DLJ rendering the DLJ Opinion. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Each of the analyses conducted by DLJ was carried out in order to provide a different perspective on the transaction and add to the total mix of information available. DLJ did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness from a financial point of view. Rather, in reaching its conclusion, DLJ considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of the analyses taken as a whole. DLJ did not place particular reliance or weight on any individual factor, but instead concluded that its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, DLJ believes that its analyses must be considered as a whole and that selecting portions of its analysis and the factors considered by it, without considering all analyses and factors, could create an incomplete or misleading view of the evaluation process underlying its opinion. In performing its analyses, DLJ made numerous assumptions with respect to industry performance, business, regulatory and economic conditions and other matters. In addition, DLJ assumed the absence of any material change in the UK telecommunication or cable industries or UK economic conditions, generally. The analyses performed by DLJ are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.

     Pursuant to a letter agreement between NTL and DLJ dated February 3, 1998 (the "DLJ Engagement Letter"), NTL has agreed to pay DLJ (i) a retainer fee of $250,000 payable upon execution of the DLJ Engagement Letter, (ii) a fee of $1,000,000 payable at the time DLJ notified NTL that it was prepared to deliver the DLJ Opinion, irrespective of the conclusion reached therein, (iii) a fee of $100,000 for each update of the DLJ Opinion delivered by DLJ at NTL's request and (iv) an additional fee of $3,000,000, (against which the amounts paid pursuant to clauses (i), (ii) and (iii) above will be credited) upon the consummation of the Amalgamation. In addition, NTL has agreed to reimburse DLJ for all out-of-pocket expenses (including the reasonable fees and expenses of its counsel) incurred by DLJ in connection with its engagement, whether or not the Amalgamation is consummated, and to indemnify DLJ for certain liabilities and expenses arising out of the Amalgamation or the transactions in connection therewith, including liabilities under federal securities laws. The terms of the fee arrangement with DLJ were negotiated at arm's length between NTL and DLJ and the NTL Board was aware of such arrangement.

     DLJ provides a full range of financial, advisory and brokerage services and in the course of its normal trading activities may from time to time effect transactions and hold positions in the securities of, or options on the securities of, Partners or its affiliates and/or NTL for its own account and for the account of its customers.

     DLJ has performed investment banking and other services for the Company, Partners and their affiliates in the past and has been compensated for such services, including (i) acting as (a) lead manager for the offering in 1996 of approximately $600 million of the 11 1/2% Notes by ICTI, the Company's predecessor, (b) ICTI's financial advisor and agent in the 1996 consent solicitation for approximately $489 million of the 11 1/2% Notes issued by ICTI,
(c) lead manager for the offering in 1996 of approximately $275 million of the 7% Convertible Notes by ICTI, (d) lead manager for the offering in 1997 of approximately $400 million of the 10% Notes by ICTI, (e) lead manager for the offering in 1997 of approximately $100 million of the NTL 13% Preferred and (f) co-lead manager for the offering in 1998 of the Notes by NTL, (ii) acting as (a) co-manager for the offering in 1996 of approximately $112 million of Class A Common Shares by Partners, (b) financial adviser in 1996 to Comcast, with respect to the sale of a 25% interest in Eastern Telelogic Corporation, (c) co-manager for the offering in 1997 of approximately $1,700 million of Notes by Comcast Cable Communications, Inc., an affiliate of Partners and (d) lead manager for the offering in 1997 of approximately $1,000 million of Senior Notes by Comcast Cellular Holdings, Inc., an affiliate of Partners, and (iii) providing a valuation opinion in 1997 to Comcast Cellular Corporation ("CCC"), an affiliate of Partners, with respect to CCC's redemption of its Series A Senior Participating Zero Coupon Notes due 2000 in an aggregate principal amount of approximately $500 million and its Series B Senior Participating Zero Coupon Notes due 2000 in an aggregate principal amount of approximately $500 million.

PARTNERS' REASONS FOR THE AMALGAMATION; RECOMMENDATION OF THE PARTNERS BOARD

     THE PARTNERS BOARD HAS UNANIMOUSLY DETERMINED THAT THE AMALGAMATION IS ADVISABLE AND IN THE BEST INTERESTS OF PARTNERS AND THE HOLDERS OF PARTNERS COMMON SHARES AS A GENERAL BODY RECOMMENDS THAT THE SHAREHOLDERS OF PARTNERS VOTE IN FAVOR OF THE AMALGAMATION AT THE PARTNERS SPECIAL GENERAL MEETING.

     The Partners Board believes that the Amalgamation will create a premier UK cable television and telephony company that will be better positioned to compete effectively in the UK cable television and telephony industry. It believes that the Amalgamation will provide opportunities to achieve substantial benefits that might not otherwise be available for the shareholders and customers of Partners. In particular, Partners believes that the Amalgamated Company will benefit from the combined financial resources, management and personnel of Partners and NTL, will have a greater ability to implement marketing and customer service programs, will have more leverage to negotiate favorable program pricing with program suppliers, will be more coordinated in its dealings with industry regulators and other governmental entities and will be better able to capitalize on growth opportunities in the UK cable television and telephony industry.

     In reaching its determination, the Partners Board considered a number of factors, including the factors set forth in the preceding paragraph and the following material factors:

          (i) the current industry, economic and market conditions, including, in particular, market sentiment towards the UK cable television and telephony industry generally and the consolidation trend within this industry;

          (ii) the prospects for Partners as a stand-alone company given the increased dominance of larger companies with significant scale and greater financial resources;

          (iii) extensive investigation of strategic alternatives by Partners and HSBC, including continuing as an independent company with growth through internal expansion, additional investment and acquisitions or the possibility of Partners merging with another large UK cable television and telephony company;

          (iv) the fact that the efforts that had been made by Partners and its representatives during the past year to locate other potential purchasers had been unsuccessful;

          (v) the strategic fit between Partners and NTL;

          (vi) the fact that the Exchange Ratio represented a premium of approximately 30% over the market price of the Class A Common Shares immediately prior to the announcement of the Amalgamation;

          (vii) the fact that the shareholders of Partners would share in the appreciation in the value of NTL Common Stock if the NTL Average Market Price were to be greater than $32.00 per share;

          (viii) the analysis prepared by HSBC and the HSBC Opinion (see "-- Opinion of Partners' Financial Advisor");

          (ix) the current and historical trading prices and values of the Class A Common Shares and the NTL Common Stock and the current and historical trading multiples of other comparable companies;

          (x) the strength of the management team of NTL and the financial condition and business reputation of NTL;

          (xi) the existence of the Purchase Rights with respect to the Equity Interests in the event of a change of control and the fact that the Amalgamation and the consideration to be issued in the Amalgamation had been structured to take into account the possible exercise of such Purchase Rights, before or after the Effective Time; and

          (xii) the fact that Comcast, the holder of the Class B Common Shares which represent approximately 25.7% of the economic interest and approximately 77.6% of the voting interest in Partners, was in favor of the Amalgamation and had committed to NTL to vote in favor of the Amalgamation Agreement at the Partners Special General Meeting (see "THE PARTNERS SPECIAL GENERAL MEETING -- Required Vote").

     In considering the analysis prepared by HSBC and the HSBC Opinion, the Partners Board also had regard to the principal assumptions underlying the HSBC Opinion, including that, in the event that the Purchase Rights relating to Cable London and/or Birmingham Cable have not been Resolved as of the Determination Time, (i) the net proceeds per Class A Common Share ultimately received by a shareholder of Partners upon exercise of such Purchase Right(s) will not be materially different from the respective proportions of the consideration set forth in the Amalgamation Agreement and (ii) if the net proceeds per Class A Common Share are paid in NTL Common Stock, the market value of the NTL Common Stock paid as consideration to shareholders of Partners will be equal to such net proceeds.

     As to the first assumption, the Partners Board considered that the percentages assigned to Partners' interests in Birmingham Cable and Cable London were reasonable with respect to the relative value of such interests and, accordingly, the Partners Board believed such assumption by HSBC to be reasonable. In this regard, the Partners Board considered, among other things, that the relative values of such interests, as reflected in a franchise analysis prepared by HSBC for the Partners Board using valuation methodologies consistent with those used in connection with the HSBC Opinion, were broadly consistent with the agreed split of the consideration in the Amalgamation of 17% to Birmingham Cable and 31% to Cable London. The Partners Board also believed that HSBC's second assumption was reasonable. The Partners Board was aware that, if as of the Determination Time, the Purchase Rights are Exercised and the then current market price of NTL Common Stock is below $30.00 per share, NTL could elect to pay the Equity Interest Proceeds in shares of NTL Common Stock, and that the value of such NTL Common Stock received by shareholders of Partners may be less than the amount of cash that would be received if NTL elected to pay such proceeds in cash. However, the Partners Board believed that, based on the current and historical trading prices of NTL Common Stock and its views as to the benefits of the Amalgamation, it was not unreasonable for HSBC to assume that NTL Common Stock would be trading at $30.00 per share or more as of the Determination Time. In any event, the Partners Board considered the possibility that NTL Common Stock could be trading at less than $30.00 per share and took such factor into account in determining that the Amalgamation is in the best interests of Partners and its shareholders as a general body. As a general matter, the Partners Board also noted that HSBC considered in its valuation the fact that Cable London and Birmingham Cable may be sold pursuant to the Purchase Rights.

     The Partners Board also considered (i) the risk that the Amalgamation would not be consummated, (ii) the effect of the public announcement of the Amalgamation on customer and supplier relationships, operating results and ability to retain employees, and on the trading price of the Class A Common Shares, (iii) the potentially substantial management time and effort that will be required to consummate the Amalgamation, (iv) the uncertainty created by the existence of the Purchase Rights as to the consideration to be received by shareholders of Partners at the Effective Time, including among other things, the fact that (A) NTL would determine in its sole discretion the consideration to be received by shareholders of Partners at the Effective Time if the Purchase Rights had been exercised, or had not yet expired and had not yet been exercised or waived, (B) shareholders of Partners might receive at the Effective Time not only NTL Common Stock but also one or two classes of NTL Preferred Stock and (C) any class of NTL Preferred Stock that was issued as part of the consideration in the Amalgamation could remain outstanding for an indefinite period of time until the applicable Purchase Rights had expired or had been exercised or waived (see "THE AMALGAMATION AGREEMENT -- Cancellation of Shares"), (v) the commitment of Comcast to vote in favor of the Amalgamation Agreement possibly would have the effect of discouraging other persons potentially interested in acquiring Partners and (vi) the provisions of the Amalgamation Agreement do not permit Partners to terminate the Amalgamation Agreement and enter into a definitive agreement with a third party in connection with a Superior Partners Takeover Proposal (as defined herein) (see "THE AMALGAMATION AGREEMENT -- No Solicitation"). The Partners Board also considered the fact that in the Amalgamation NTL may not acquire the Birmingham Cable and Cable London properties, depending on the outcome of the resolution of the Purchase Rights. In the judgment of the Partners Board, the potential benefits of the Amalgamation outweigh all these considerations.

     In view of the wide variety of factors considered by the Partners Board in connection with its evaluation of the Amalgamation and the complexity of such matters, the Partners Board did not consider it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. The Partners Board relied on the experience and expertise of its financial advisors for quantitative analysis of the financial terms of the Amalgamation. See "-- Opinion of Partners' Financial Advisor." In addition, the Partners Board did not undertake to make any specific determination as to whether any particular factor (or any aspect of any particular factor) was determinative to its ultimate determination or assign any particular weight to any factor, but rather conducted a discussion of the factors described above, including asking questions of Partners' management and legal and financial advisors, and reached a general consensus that the Amalgamation was advisable and in the best interests of Partners and its shareholders as a general body. In considering the factors described above, individual members of the Partners Board may have given different weight to different factors.

     THE PARTNERS BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF PARTNERS VOTE IN FAVOR OF THE AMALGAMATION AT THE PARTNERS SPECIAL GENERAL MEETING.

OPINION OF PARTNERS' FINANCIAL ADVISOR

     Partners. At the February 4, 1998 meeting of the Partners Board, HSBC delivered its oral opinion to the Partners Board to the effect that, as of such date, the proposed consideration to be received by holders of Class A Common Shares (other than NTL and its affiliates) pursuant to the proposed Amalgamation Agreement is fair from a financial point of view to such holders, subject to the limitations described in the HSBC Opinion. HSBC also made an oral presentation to the Partners Board at that date describing the basis for its oral opinion, including the valuation methodologies set forth below. HSBC subsequently delivered to the Partners Board the HSBC Opinion to the effect that, as of such date, the proposed consideration to be received by holders of the Class A Common Shares (other than NTL and its affiliates) pursuant to the proposed Amalgamation Agreement is fair from a financial point of view to such holders, subject to the limitations described in the HSBC Opinion.

     THE FULL TEXT OF THE HSBC OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS ANNEX E TO THIS JOINT PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. THE SUMMARY OF THE HSBC OPINION SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION. IN ARRIVING AT THE HSBC OPINION, HSBC DID NOT ASCRIBE ONE SPECIFIC RANGE OF VALUES TO PARTNERS, BUT RATHER MADE ITS DETERMINATION AS TO FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE CONSIDERATION TO BE RECEIVED BY THE HOLDERS OF CLASS A COMMON SHARES IN THE AMALGAMATION ON THE BASIS OF THE FINANCIAL AND COMPARATIVE ANALYSES DESCRIBED BELOW. THE HSBC OPINION IS DIRECTED ONLY TO THE FAIRNESS OF THE CONSIDERATION TO BE RECEIVED BY HOLDERS OF CLASS A COMMON SHARES (OTHER THAN NTL AND ITS AFFILIATES) IN THE AMALGAMATION PURSUANT TO THE AMALGAMATION AGREEMENT FROM A FINANCIAL POINT OF VIEW AND DOES NOT ADDRESS ANY OTHER ASPECT OF THE AMALGAMATION. IN ARRIVING AT THE HSBC OPINION, HSBC DID NOT CONSIDER ANY RIGHTS WHICH WARBURG, PINCUS, ONE OF THE HOLDERS OF CLASS A COMMON SHARES, MAY HOLD IN ADDITION TO ITS RIGHTS AS A HOLDER OF CLASS A COMMON SHARES. THE HSBC OPINION DOES NOT ADDRESS THE FAIRNESS OF THE CONSIDERATION TO BE RECEIVED BY HOLDERS OF CLASS B COMMON SHARES. HSBC'S ENGAGEMENT AND THE HSBC OPINION ARE FOR THE BENEFIT OF THE PARTNERS BOARD, AND THE HSBC OPINION IS RENDERED IN CONNECTION WITH THE CONSIDERATION BY THE PARTNERS BOARD OF THE AMALGAMATION. THE HSBC OPINION IS NOT INTENDED TO AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER OF PARTNERS AS TO WHETHER SUCH HOLDER SHOULD VOTE TO APPROVE THE AMALGAMATION AND THE TRANSACTIONS CONTEMPLATED BY THE AMALGAMATION AGREEMENT. HSBC WAS NOT REQUESTED TO OPINE AS TO, AND THE HSBC OPINION DOES NOT ADDRESS, PARTNERS' UNDERLYING BUSINESS DECISION TO PROCEED WITH OR EFFECT THE AMALGAMATION. HOLDERS OF CLASS A COMMON SHARES ARE URGED TO READ THE HSBC OPINION CAREFULLY AND IN ITS ENTIRETY.

     In connection with rendering the HSBC Opinion, HSBC:

          (i) reviewed the financial terms and conditions of the Amalgamation Agreement;

          (ii) analyzed certain historical business and financial information relating to Partners and NTL;

          (iii) reviewed various financial forecasts and other data provided to it by Partners and NTL relating to their respective businesses;

          (iv) participated in discussions with members of the senior managements of Partners and NTL with respect to the business and prospects of Partners and NTL, and the strategic objectives of each;

          (v) reviewed public information with respect to certain other companies in lines of business it believed to be generally comparable to those of Partners and NTL;

          (vi) reviewed the financial terms of certain business combinations involving companies in lines of business it believed to be generally comparable to those of Partners and NTL, and in other industries generally;

          (vii) reviewed the historical stock prices and trading volumes of the Class A Common Shares and the NTL Common Stock;

          (viii) held discussions with Partners' attorneys concerning the results of their due diligence procedures in connection with the Amalgamation; and

          (ix) conducted such other financial studies, analyses and investigations as it deemed appropriate.

     HSBC has relied upon the accuracy and completeness of the financial and other information reviewed by it for purposes of the HSBC Opinion and has not assumed any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of Partners or NTL. In arriving at the HSBC Opinion, HSBC has not conducted a physical inspection of the properties and facilities of Partners or NTL and has neither made nor obtained any evaluations or appraisals of the assets or liabilities of Partners or NTL. With respect to financial forecasts, HSBC has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Partners and NTL as to the future financial performance of Partners and NTL, respectively. HSBC has relied on the commercial assessment of the directors and management of both Partners and NTL and assumes no responsibility for and expresses no view as to such forecasts or the assumptions on which they are based. HSBC has not been asked to review the synergy benefits or additional costs which may arise from the transaction.

     The HSBC Opinion is necessarily based on accounting standards, economic, monetary, market and other conditions as in effect on, and the information made available to HSBC as of, February 4, 1998. In addition, HSBC has not taken into account the time value of money to a holder of Class A Common Shares, the tax consequences of the Amalgamation for a holder of Class A Common Shares or any change to the currency exchange risk which may arise for a holder of Class A Common Shares in accepting the consideration to be received in the Amalgamation.

     In rendering the HSBC Opinion, HSBC has assumed that the Amalgamation will be consummated on the terms described in the Amalgamation Agreement, without any waiver of any material terms or conditions by Partners or the obtaining of any further consents or approvals from holders of Class A Common Shares, Class B Common Shares or holders of NTL Common Stock, and that obtaining the necessary regulatory approvals for the Amalgamation and any further consents or approvals from holders of Partners' debt securities or holders of NTL's debt securities will not have a material adverse effect on the Amalgamation, Partners, NTL or the market price of NTL Common Stock. In addition, HSBC has not been requested to and does not express any opinion as to the prices at which NTL Common Stock may trade at any time prior to or following the date of the HSBC Opinion, and HSBC has not considered the possible effects of any potential offering of securities by or other transaction involving NTL or the absence thereof on the market price of NTL Common Stock.

     In rendering the HSBC Opinion, HSBC has also assumed that, in the event the Purchase Rights with respect to the Equity Interests have not been Resolved as of the Determination Time, (i) the net proceeds per Class A Common Share ultimately received by a holder of Class A Common Shares upon exercise of such Purchase Right(s) will not be materially different from the respective proportions of the consideration to be received in the Amalgamation, as set forth in the Amalgamation Agreement and (ii) if the net proceeds per Class A Common Share are paid in NTL Common Stock, the market value of the NTL Common Stock paid as consideration to holders of Class A Common Shares will be equal to such net proceeds. In addition, if as of the Determination Time such Purchase Right(s) remain Unresolved, HSBC has assumed that any NTL Class D Stock issued to a holder of Class A Common Shares will be redeemed by NTL in accordance with the terms thereof. See "THE AMALGAMATION AGREEMENT -- Cancellation of Shares."

     HSBC is an internationally recognized investment banking firm and is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts and valuations for corporate and other purposes. HSBC was selected to act as financial adviser to the Partners Board because of its substantial experience, expertise and reputation in investment banking and mergers and acquisitions generally, as well as its familiarity with Partners.

     HSBC is acting as financial advisor to Partners in connection with the Amalgamation and will receive a fee for its services, a substantial portion of which is contingent upon the consummation of the Amalgamation. Pursuant to a letter agreement dated November 3, 1997 between Partners and HSBC, Partners has agreed to pay or has paid to HSBC: (i) monthly retainer fees totaling $900,000 paid by Partners under the engagement letter with HSBC dated November 1, 1996, which will be deductible from the fee (the "Success Fee") that will be payable to HSBC on successful consummation of the Amalgamation; (ii) an opinion fee of $500,000 upon the execution of the Amalgamation Agreement and the delivery of the HSBC Opinion, which will be payable upon the earlier of the Closing and the termination of the HSBC Engagement Letter, and (iii) the Success Fee, which will be calculated as set forth in the following sentence. If the offer level for Partners Common Shares is (x) up to but excluding $17.50 per share, the Success Fee will be 0.50% of the Transaction Value, (y) from $17.50 up to but excluding $20.00 per share, the Success Fee will be 0.75% of the Transaction Value, and
(z) $20.00 and above, the Success Fee will be 1.00% of the Transaction Value. As used in the preceding sentence, "Transaction Value" means the consideration to be received for the Partners Common Shares in the Amalgamation, plus the principal amount of all indebtedness (including amounts accrued) for borrowed money, less any cash balances held on deposit and short-term investments in interest bearing securities, as included in the most recent consolidated balance sheet of Partners prior to the consummation of the Amalgamation scaled to the proportion which the Partners Common Shares exchanged bear to the total number of equity securities of Partners. In addition, Partners has agreed to reimburse HSBC for all reasonable out-of-pocket expenses (including HSBC's legal fees) incurred in connection with its engagement and to indemnify HSBC for certain liabilities that may arise out of the rendering of its services.

     In the ordinary course of its business, HSBC actively trades in debt and equity securities, which may from time to time include those of Partners and NTL, for its own account and for the accounts of its customers and, accordingly, may at any time hold a significant long or short position in such securities. Mr. Jonathan Perry, who is a director of Partners, is Vice Chairman of HSBC. Mr. Perry has had no involvement in the preparation of the HSBC Opinion.

     Special Considerations. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analysis or the summary set forth herein, without considering the analysis as a whole, could create an incomplete or a misleading view of the process underlying the HSBC Opinion. HSBC did not attribute any particular weight to any analysis or factor considered by it. No company or transaction used in the analyses as a comparison is identical to Partners or NTL or the transaction contemplated by the Amalgamation Agreement. The analyses were prepared solely for the purpose of HSBC in providing the HSBC Opinion to the Partners Board in connection with its consideration of the Amalgamation and do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may be significantly more or less favorable than as set forth in the analyses. Similarly, any estimate of values or forecast of future results contained in the analyses is not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In performing its analyses, HSBC assumed that both Partners and NTL would perform in accordance with financial forecasts provided to HSBC by the managements of Partners and NTL or their representatives. The actual results achieved by the Amalgamated Company following the Amalgamation could vary from the projected results and the variations may be material. See "FORWARD-LOOKING STATEMENTS" and "RISK FACTORS."

     HSBC relied on, and used in its analysis, forecasts for Partners provided by the management of Partners to HSBC. Those forecasts included revenue, EBITDA and free cash flow estimates and forecasts for Partners for the period from 1997 to 2006. In addition, HSBC reviewed, in connection with its analysis, forecasts for NTL that were provided to HSBC by the management of NTL. The forecasts for NTL that were provided by NTL included revenue, EBITDA and free cash flow estimates and forecasts for NTL for the period from 1997 to 2005.

     The forecasts and other projections furnished to HSBC for each of NTL and Partners were prepared by the respective managements of each company and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. As a matter of policy, neither NTL nor Partners publicly discloses internal management forecasts, projections or estimates of the type furnished to HSBC in connection with its analysis of the Amalgamation Agreement, and such forecasts, projections and estimates were not prepared with a view towards public disclosure. These forecasts, projections and estimates were based on numerous variables and assumptions which are inherently uncertain and which may not be within the control of the managements of either NTL or Partners, including, without limitation, factors related to the integration of NTL and Partners and general economic, regulatory and competitive conditions. Accordingly, actual results could vary materially from those set forth in such forecasts, projections and estimates. See "FORWARD-LOOKING STATEMENTS" and "RISK FACTORS."

     In performing its analyses, HSBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of NTL or Partners or their respective advisors. Future results or actual values may be materially different from those forecasts or estimates contained in the analyses. Although in connection with the delivery of the HSBC Opinion, HSBC also analyzed NTL, the HSBC Opinion is not a valuation of NTL and does not represent HSBC's view as to what the value of NTL Common Stock will be prior to or after consummation of the Amalgamation. In addition, HSBC noted that, notwithstanding the fact that holders of Class A Common Shares will receive NTL Common Stock in the Amalgamation, the trading prices for NTL Common Stock will be significantly affected by the results of operations and other factors relating to both NTL and Partners. The HSBC Opinion was one of many factors taken into consideration by the Partners Board in making its determination to approve the Amalgamation Agreement. This summary does not purport to be a complete description of the analyses performed by HSBC.

     Financial Analyses. The following is a summary of certain financial and comparative analyses performed by HSBC in connection with the preparation of the HSBC Opinion for the Partners Board. The analyses assumed with respect to the Exchange Ratio that holders of Class A Common Shares will receive .3745 shares of NTL Common Stock for each Class A Common Share. In addition, holders of Class A Common Shares are reminded that if the average closing price of NTL Common Stock for the period (to be mutually agreed upon) ending on an agreed date before the Closing Date is lower than $26.70, the Partners Board will have the right to terminate the transaction provided that, prior to the termination of the transaction, NTL will have the right (but not the obligation) to adjust the Exchange Ratio such that holders of Class A Common Shares receive $10.00 for each Class A Common Share in NTL Common Stock (based upon the average closing price as calculated above). Any per share analyses with respect to Class A Common Shares prior to the Amalgamation take into account the outstanding Class A Common Shares as well as the outstanding Class B Common Shares and assume that the Class B Common Shares rank pari passu in all respects with the Class A Common Shares.

     Historical Stock Trading Analysis. HSBC analyzed the historical trading prices for Class A Common Shares and NTL Common Stock during the one-year and three-year periods prior to and ending January 30, 1998, as compared to the historical trading prices for an index comprised of Partners, NTL, TeleWest and General Cable. HSBC also analyzed the trading volumes in Class A Common Shares and NTL Common Stock and the ratio of the price of NTL Common Stock to Class A Common Shares during the one-year and three-year periods prior to and ending January 30, 1998.

     Comparable Publicly Traded Companies Analysis. HSBC reviewed and compared certain actual and projected financial, operating and stock market information on companies in lines of business believed to be comparable to those of Partners and NTL. HSBC noted that, although there were no public companies with precisely the same mix of business and financial conditions as Partners, HSBC believed the most relevant comparable companies to Partners to include TeleWest and General Cable (the "Partners Comparable Companies"). HSBC also noted that, although there were no public companies with precisely the same mix of businesses and financial conditions as NTL, HSBC believed the most relevant comparable companies to NTL's CATV businesses to include Partners, TeleWest and General Cable (the "NTL CATV Comparable Companies"), the most relevant comparable companies to NTL's telecoms businesses to include Energis and Colt (the "NTL Telecoms Comparable Companies") and the most relevant comparable companies to NTL's transmission businesses to include BT (the "NTL Transmission Comparable Company").

     This analysis indicated that the franchise value (determined as equity market value plus net debt less gross property, plant and equipment invested (as estimated in certain cases by HSBC)) per equity home of the Partners Comparable Companies ranged from $(84) to $217. This analysis indicated that the enterprise value (determined as equity market value plus net debt) per equity home passed of the Partners Comparable Companies ranged from $1,264 to $1,377. This analysis indicated that the enterprise value per CATV subscriber and the enterprise value per residential telephony subscriber of the Partners Comparable Companies ranged from $6,169 to $6,199 and $4,738 to $5,127, respectively. This analysis indicated that the enterprise value of the Partners Comparable Companies as a multiple of gross property, plant and equipment (as estimated in certain cases by HSBC) ranged from 0.9x to 1.3x. The analysis indicated that the enterprise value of the Partners Comparable Companies as a multiple of 1997 estimated total revenue ranged from 5.2x to 6.5x and as a multiple of 1998 projected total revenue ranged from 4.1x to 4.9x. The analysis also indicated that the enterprise value of the Partners Comparable Companies as a multiple of 1997 estimated EBITDA ranged from 29.5x to 45.4x and as a multiple of 1998 projected EBITDA ranged from 16.5x to 31.1x.

     The analysis indicated that the enterprise value of the NTL CATV Comparable Companies as a multiple of 1998 projected total revenue ranged from 4.1x to 4.9x and as a multiple of the 1999 projected total revenue ranged from 3.4x to 4.2x. The analysis also indicated that the enterprise value of the NTL CATV Comparable Companies as a multiple of 1998 projected EBITDA ranged from 16.5x to 34.3x and as a multiple of the 1999 projected EBITDA ranged from 10.2x to 14.2x. The analysis indicated that the enterprise value of the NTL Telecoms Comparable Companies as a multiple of 1998 projected turnover ranged from 5.0x to 10.0x and as a multiple of 1999 projected turnover was approximately 3.4x. The analysis indicated that the enterprise value of the NTL Transmission Comparable Company as a multiple of 1997 estimated turnover was 2.7x, as a multiple of 1998 projected turnover was 2.6x, and as a multiple of 1999 projected turnover was 2.5x. The analysis also indicated that the enterprise value of the NTL Transmission Comparable Company as a multiple of 1997 estimated EBITDA was 7.2x, as a multiple of 1998 projected EBITDA was 6.9x and as a multiple of 1999 projected EBITDA was 6.8x.

     Based on the foregoing data and other data deemed relevant for the Comparable Companies and based on projections for Partners provided by the management of Partners and for NTL by the management of NTL, HSBC performed a public market valuation analysis. Actual results could vary from such projections and the variations may be material. See "FORWARD-LOOKING STATEMENTS" and "RISK FACTORS." This analysis indicated a value reference range of approximately $8.50 to $12.00 for each Class A Common Share and approximately $26.50 to $40.50 for each share of NTL Common Stock. As noted above, no company used in this analysis was identical to Partners or NTL. Accordingly, any analysis of the value of Partners or NTL based on the Comparable Companies involved complex considerations and judgments concerning differences in potential financial and operating characteristics of the Comparable Companies and other factors in relation to the trading and acquisition values of the Comparable Companies.

     Selected Precedent Transaction Analysis. HSBC reviewed and analyzed selected financial, operating and stock market information relating to selected acquisition transactions in the UK cable industry (the "Cable Transactions"). HSBC noted that the reasons for, and circumstances surrounding, each of the transactions analyzed were diverse, and that the characteristics of such transactions and the companies involved were not directly comparable to the Amalgamation or to Partners or NTL.

     HSBC performed a private market valuation analysis based on the Cable Transactions that it deemed relevant. Among other factors, HSBC indicated that the merger and acquisition transaction environment varies over time because of macroeconomic factors such as interest rate and equity market fluctuations and microeconomic factors, such as industry results and growth expectations.

     Based on the data for the Cable Transactions and on Partners' number of equity homes and number of equity homes passed, such analysis indicated a value reference range of approximately $11.00 to $13.00 for each Class A Common Share. Actual results could vary from such projections and the variations may be material. See "FORWARD-LOOKING STATEMENTS" and "RISK FACTORS." As noted above, no transaction reviewed was identical to the Amalgamation and, accordingly, an assessment of the results of such analysis necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Partners and NTL and other factors that would affect the acquisition value of the companies to which Partners was compared.

     Discounted Cash Flow Analysis. Based upon forecasts to 2006 for Partners provided by Partners' management, HSBC calculated the net present value of the estimated future consolidated cash flows of Partners. Actual results could vary from such projections and the variations may be material. See "FORWARD-LOOKING STATEMENTS" and "RISK FACTORS." Utilizing discount rates of 12.0% to 14.0% and terminal value multiples of free cash flow of 8.0x to 10.0x, this analysis implied a net present value per Class A Common Share ranging from approximately $6.00 to $9.00.

     Based upon forecasts to 2005 for NTL provided by NTL's management, HSBC calculated the net present value of the estimated future consolidated cash flows of NTL. Actual results could vary from such projections and the variations may be material. See "FORWARD-LOOKING STATEMENTS" and "RISK FACTORS." Utilizing discount rates of 12.0% to 14.0% and terminal value multiples of free cash flow of 8.0x to 10.0x, this analysis implied a net present value per share of NTL Common Stock ranging from approximately $60.00 to $90.00.

     HSBC also considered the impact on the net present value of estimated future consolidated cash flows of NTL of combining certain downside scenarios with respect to the future performance of its business. Applying a discount rate of 13.0% and a terminal value multiple of free cash flow of 9.0x suggested a net present value of the estimated future consolidated cash flows of NTL implied by these combined downside scenarios of approximately $35.00 per share of NTL Common Stock.

     Contribution Analysis. HSBC considered the contributions of each of Partners and NTL to the revenue and EBITDA of the Amalgamated Company, without taking into account any operating, financial or accounting impacts resulting from the Amalgamation or any synergies. This analysis used Partners management's estimates and forecasts for Partners for the fiscal years 1997 to 2006 and NTL management's estimates and forecasts for NTL for the fiscal years 1997 to 2005. Actual results could vary from such projections and the variations may be material. See "FORWARD-LOOKING STATEMENTS" and "RISK FACTORS." This analysis indicated that Partners' contribution to combined revenue was estimated to be approximately 23% in projected year 1998, approximately 17% in projected year 2001 and approximately 16% in projected year 2004; and to combined EBITDA was estimated to be approximately 19% in projected year 1998, approximately 15% in projected year 2001 and approximately 14% in projected year 2004. Based on the Exchange Ratio and an NTL Common Stock price at February 4, 1998 of $32.00 per share, current shareholders of Partners would own 31% of the Amalgamated Company upon consummation of the Amalgamation.

     Has/Gets Analysis. HSBC calculated the effect that the Amalgamation could have on the projected revenue per Class A Common Share and EBITDA per Class A Common Share on a stand-alone basis before the Amalgamation as compared to the projected revenue per Class A Common Share and EBITDA per Class A Common Share for the Amalgamated Company after the Amalgamation. This analysis was based upon forecasts for Partners provided by Partners' management and forecasts for NTL provided by NTL's management. These forecasts did not include the realization of any potential synergies and any fair market value accounting adjustments. Actual results could vary from such projections and the variations may be material. See "FORWARD-LOOKING STATEMENTS" and "RISK FACTORS."

     This analysis indicated that the Amalgamation would result in increases in projected 1998, 2001 and 2004 revenue per Class A Common Share. This analysis also indicated that the Amalgamation would result in increases in projected 1998, 2001 and 2004 EBITDA per Class A Common Share.

DIRECTORS AND OFFICERS

     The Amalgamation Agreement provides that the directors and officers (and resident representative, if any) of Sub at the Effective Time will, from and after the Effective Time, be the directors and officers (and resident representative, if any), respectively, of the Amalgamated Company until their successors have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the Companies Act and the bye-laws of the Amalgamated Company. No current officer or director of Partners will become an officer or director of the Amalgamated Company or NTL pursuant to the Amalgamation.

INTERESTS OF CERTAIN PERSONS IN THE AMALGAMATION

     Certain directors and executive officers of Partners may be deemed to have certain interests with respect to the Amalgamation that are in addition to their interests as shareholders of Partners generally. The Partners Board was aware of such interests and considered them, among other factors, in recommending the Amalgamation to the shareholders of Partners and approving the Amalgamation Agreement.

     The Amalgamation Agreement requires NTL, for six years after the Effective Time and thereafter with respect to any claims during such six-year period, to indemnify, defend and hold harmless the current or former directors and officers of Partners and its subsidiaries (each, an "Indemnified Party") against all costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities

(collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of acts or omissions occurring at or prior to the Effective Time to the fullest extent that Partners is permitted to indemnify such persons under the laws of Bermuda and the Partners Bye-laws as in effect on the date the Amalgamation Agreement, and NTL will advance expenses (including Costs) as incurred to the fullest extent permitted under applicable law. In addition, the Amalgamation Agreement requires that, from and after the Effective Time, directors and officers of Partners who become directors or officers of NTL or the Amalgamated Company will be entitled to the same indemnity rights and protections as are afforded to other directors and officers of NTL.

     The Amalgamation Agreement also requires NTL, for six years after the Effective Time, to provide to Partners' current directors and officers liability insurance covering acts or omissions occurring prior to the Effective Time with respect to those persons who are currently covered by Comcast's directors' and officers' liability insurance policy on terms with respect to such coverage and amount no less favorable than those of such policy in effect on the date of the Amalgamation Agreement, provided that in no event shall it be required to expend more than $360,000 in the aggregate to maintain such coverage. See "THE AMALGAMATION AGREEMENT -- Indemnification and Insurance."

     At present, Partners is a party to two employee incentive plans, the 1995 Stock Option Plan (the "Partners Stock Plan") and the 1995 Stock Appreciation Rights Plan (the "Partners SAR Plan" and, together with the Partners Stock Plan, the "Partners Incentive Plans"). A total of three Partners employees have benefits outstanding under the Partners Stock Plan, and a total of two directors have benefits outstanding under the Partners SAR Plan. See "THE AMALGAMATION AGREEMENT -- Partners Incentive Plans." In addition, Partners has entered into employment agreements with a total of nine employees which provide for "stay bonuses" in the event of a sale or merger. The aggregate value of such stay bonuses is less than L1 million.

ACCOUNTING TREATMENT

     The Amalgamation will be accounted for by NTL under the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations," as amended. Under this method of accounting, the purchase price will be allocated to assets acquired and liabilities assumed based on their estimated fair values at the Effective Time. Such allocations will be based upon valuations that have not been finalized. The excess of such purchase price over the amounts so allocated will be recorded as goodwill.

GOVERNMENTAL AND REGULATORY APPROVALS

     NTL and Partners are aware of no U.S. federal, state or local government permits, licenses or regulatory approvals material to their respective businesses that must be obtained for consummation of the Amalgamation, other than compliance with federal and state securities laws. The Amalgamation is not subject to the pre-merger notification provisions of the HSR Act.

     The consummation of the Amalgamation is conditioned upon certain filings with, notices to and consents, approvals and actions of, various governmental entities with respect to the transactions contemplated by the Amalgamation Agreement being made and received prior to the Closing Date unless the failure to obtain such approvals would not have a material adverse effect on the Amalgamated Company and its prospective subsidiaries, taken as a whole, or would not result in a material violation of any laws. Certain of these approvals are summarized below.

     Minister Consent. The Amalgamation Agreement requires that NTL and Partners will have received, pursuant to a joint application filed by NTL and Partners, the consent of the Minister to the Amalgamation.

     Required British Approvals. The Amalgamation Agreement requires that the following (collectively, the "Required British Approvals") will have occurred:
(i) NTL will have received a written indication from The Secretary of State for Trade and Industry (the "DTI") and from the ITC to the effect that the Amalgamation will not lead to the revocation of any licenses issued pursuant to the Cable and Broadcasting

Act 1984 or the Broadcasting Act 1990 (as amended) or the revocation of any of the telecommunications or wireless telegraphy licenses issued by the DTI pursuant to the Telecommunications Act 1984 or the Wireless Telegraphy Act 1949 which are held by Partners or any of its subsidiaries or by the Significant Affiliates, except for any licenses the loss of which would not have a material adverse effect on the licensee; (ii) NTL will have received written confirmation from OFTEL that the Director General has not after the date of the Amalgamation Agreement (A) issued any directions to Partners or any of its subsidiaries or any Significant Affiliate in connection with their telecommunication licenses issued pursuant to the Telecommunications Act 1984 or their wireless telegraphy licenses issued pursuant to the Wireless Telegraphy Act 1949, (B) given notice to Partners or any of its subsidiaries or any Significant Affiliate of its intention to make modifications to such licenses (other than modifications which are to be made to all or substantially all of the licenses issued pursuant to the Telecommunications Act 1984 or the Wireless Telegraphy Act 1949, as appropriate) or (C) taken any steps pursuant to Section 18 of the Telecommunications Act 1984 or the Wireless Telegraphy Act 1948 in relation to enforcement of any such licenses, except for, in the case of clause (A), such directions, in the case of clause (B), such modifications, or, in the case of clause (C), such enforcement steps as would not have a material adverse effect on the licensee; (iii) NTL will have received written confirmation from the ITC that the ITC has not after the date of the Amalgamation Agreement (A) issued any directions to Partners or any of its subsidiaries or any Significant Affiliate in connection with any license issued pursuant to the Cable and Broadcasting Act 1984 or the Broadcasting Act 1990 (as amended), (B) given notice to Partners or any of its subsidiaries or any Significant Affiliate of its intention to make modifications to any such license (other than modifications which are to be made to all or substantially all of the licenses issued pursuant to the Cable and Broadcasting Act 1984 or the Broadcasting Act 1990, as the case may be), or (C) taken any steps in relation to enforcement of any such license, except for, in the case of clause (A), such directions, in the case of clause (B), such modifications, or, in the case of clause (C), such enforcement steps as would not have a material adverse effect on the licensee; (iv) the Office of Fair Trading will have indicated to NTL either that the Amalgamation does not qualify for investigation by the Monopolies and Mergers Commission pursuant to the Fair Trading Act 1973 or that The Secretary of State for Trade and Industry has decided not to refer the Amalgamation to the Monopolies and Mergers Commission; and (v) The UK Panel on Takeovers and Mergers will have confirmed to NTL that the Amalgamation will not give rise to any obligation of NTL or Partners or any of its subsidiaries or associates to make a mandatory cash offer for the shares in Cable London not owned by Partners pursuant to the principles laid down in
Note 7 of Rule 9.1 of the U.K. City Code on Takeovers and Mergers.

     The Required British Approvals referred to in subsections (i) and (v) above have been obtained. Confirmation has also been obtained from OFTEL as of April 27, 1998 and from the ITC as of February 24, 1998 in the terms contemplated by the Required British Approvals referred to in subsections (ii) and (iii) above, respectively. On June 17, 1998, The Secretary of State for Trade and Industry issued her decision not to refer the Amalgamation to the Monopolies and Mergers Commission as referred to in subsection (iv) above. Accordingly, all of the Required British Approvals have been obtained.

     NTL and Partners have agreed to use reasonable best efforts to obtain all necessary actions or nonactions, waivers, consents and approvals from governmental entities and to make all necessary registrations and filings with any governmental entity in order to consummate the Amalgamation. NTL and Partners have also agreed to (i) take all action necessary to ensure that no takeover statute or similar statute or regulation (other than the U.K. City Code on Takeovers and Mergers in relation to Cable London) is or becomes applicable to the Amalgamation, the Amalgamation Agreement, or any of the other transactions contemplated by the Amalgamation Agreement and (ii) if any takeover statute or similar statute or regulation becomes applicable to the Amalgamation, the Amalgamation Agreement, or any other transaction contemplated by the Amalgamation Agreement, take all action necessary to ensure that the Amalgamation and the other transactions contemplated by the Amalgamation Agreement may be consummated as promptly as practicable on the terms contemplated by the Amalgamation Agreement and otherwise to minimize the effect of such statute or regulation on the Amalgamation and the other transactions contemplated by the Amalgamation Agreement. While NTL and Partners believe that they will receive the outstanding requisite regulatory approvals for the Amalgamation, there can be no assurance as to the timing of such approvals or the ability of the companies to obtain such approvals on satisfactory terms or otherwise. It is a condition to the parties' respective obligations to consummate the Amalgamation that all necessary consents, approvals and actions of, filings with and notices to any governmental entity be obtained.

THE DEBT CONSENTS

     The consummation of the Amalgamation is conditioned upon, among other things, receiving the Required Consents, which include the consent of the holders of a majority amount of the 11.20% Debentures (the "Partners Consent"), the consent or effective waiver of the holders of a majority amount of the 12 3/4% Notes, 11 1/2% Notes and 10% Notes. On September 17, 1998, NTL commenced the solicitation of the consents of the holders of the 12 3/4% Notes, 11 1/2% Notes and 10% Notes, and on September 22, 1998, Partners commenced the solicitation of the consent of the holders of the 11.20% Debentures.

RESTRICTIONS ON SALES OF SHARES BY AFFILIATES

     All shares of NTL Common Stock constituting the Share Issuance will be freely transferable under the Securities Act, except that shares received by any person who may be deemed to be an "affiliate" (as used in paragraphs (c) and (d) of Rule 145 under the Securities Act, including, without limitation, directors and certain executive officers) of Partners for purposes of such Rule 145 may not be resold except in transactions permitted by such Rule 145 or as otherwise permitted under the Securities Act.

     The obligation of NTL to effect the Amalgamation is subject to, among other things, the agreement of each of Comcast and Warburg, Pincus to a "lock-up" agreement with NTL preventing them from selling, transferring or disposing of any interest in the consideration received by them in the Amalgamation for a period of 150 days after the Closing Date. See "THE AMALGAMATION
AGREEMENT -- Conditions Precedent to the Amalgamation."

     The obligation of Partners to effect the Amalgamation is subject, among other things, to NTL having entered into the Registration Rights Agreement with Comcast and Warburg, Pincus. See "CERTAIN AGREEMENTS RELATED TO THE AMALGAMATION -- The Registration Rights Agreement."

MATERIAL TAX CONSEQUENCES OF THE AMALGAMATION

     In the opinion of Davis Polk and Wardwell, U.S. counsel to Partners, the discussion under "-- U.S. Federal Income Tax Consequences" discusses the material U.S. federal income tax consequences of the Amalgamation for U.S. Holders (as defined herein) of Partners Common Shares held as a capital asset. The texts of such opinions will be filed as exhibits to the Registration Statement. In the opinion of Conyers Dill & Pearman, Bermuda counsel to Partners, the discussion under "-- Bermuda Tax Consequences" discusses the material Bermuda tax consequences of the Amalgamation. The discussion does not deal with all possible tax consequences of the Amalgamation and does not purport to deal with the tax consequences applicable to persons subject to special rules, such as financial institutions, insurance companies, dealers in securities, tax-exempt organizations, persons holding the Partners Common Shares as part of a hedging, straddle or conversion transaction or persons whose functional currency is not the U.S. dollar. In particular, the discussion does not address the tax consequences under state or local law or the laws of countries other than the U.S. and Bermuda. Furthermore, the proper characterization under U.S. tax law of reorganization transactions accomplished under foreign law that may not be identical in all legal particulars to merger and other reorganization transactions accomplished under U.S. laws is a subject on which there are no authoritative precedent involving transactions similar to the Amalgamation. The following discussion of U.S. federal income tax matters is based on the judicial decisions, administrative pronouncements, Treasury regulations, and interpretations of the foregoing, changes to any of which after the date herein could apply on a retroactive basis and affect the tax consequences described herein. EACH SHAREHOLDER OF PARTNERS IS URGED TO CONSULT SUCH SHAREHOLDER'S OWN TAX ADVISOR TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE AMALGAMATION.

     U.S. Federal Income Tax Consequences

     The discussion below is the opinion of Davis Polk and Wardwell, U.S. counsel to Partners.

     As used herein, the term "U.S. Holder" means for U.S. federal income tax purposes a beneficial owner of Partners Common Shares that is (i) a citizen or resident of the U.S., (ii) a corporation, partnership or other entity created or organized in or under the laws of the U.S. or any state or any political subdivision thereof or therein, (iii) an estate or trust defined in Section 7701(a)(30) of the Code, or (iv) any other person or entity the income of which is subject to U.S. federal income taxation regardless of its source.

     Due to the contingencies relating to the Purchase Rights, the federal income tax consequences of the Amalgamation will differ depending on the consideration received by holders of Partners Common Shares at the Determination Time.

     Receipt of NTL Common Stock. If, at the Determination Time, U.S. Holders of Partners Common Shares (other than U.S. Holders who exercise their dissenters' rights) receive solely NTL Common Stock and cash in lieu of fractional shares in exchange for their Partners Common Shares, the Amalgamation will be treated as a tax-free reorganization pursuant to Section 368(a) of the Code. Consequently, the exchange by a U.S. Holder of Partners Common Shares for shares of NTL Common Sock pursuant to the Amalgamation will have the following consequences: (i) except for cash received in lieu of a fractional share, no gain or loss will be recognized upon the exchange of Partners Common Shares;
(ii) with respect to cash received in lieu of a fractional share, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the cash received and such holder's basis in the fractional share; (iii) the aggregate basis of shares of NTL Common Stock received will be the same as the aggregate basis of the Partners Common Shares exchanged therefor (not including the U.S. Holder's basis in any fractional share); and (iv) the holding period of shares of NTL Common Stock will include the period during which such U.S. Holder held the Partners Common Shares exchanged therefor.

     Receipt of NTL Class D Stock. If, at the Determination Time, U.S. Holders of Partners Common Shares (other than U.S. Holders who exercise their dissenters' rights) receive NTL Common Stock and NTL Class D Stock in exchange for their Partners Common Shares, the Amalgamation will be treated as a tax-free reorganization pursuant to Section 368(a) of the Code. If the Amalgamation is so treated, the consequences to such holders upon the exchange will be the same as those described above under "-- Receipt of NTL Common Stock."

     If the NTL Class D Stock is exchanged for NTL Common Stock, the exchange will be tax-free and, consequently, (i) except for cash received in lieu of a fractional share, no gain or loss will be recognized upon the exchange; (ii) with respect to cash received in lieu of a fractional share, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the cash received and the holder's basis in the fractional share; (iii) the aggregate basis of shares of the NTL Common Stock received will be the same as the aggregate basis of the shares of NTL Class D Stock exchanged therefor (not including the U.S. Holder's basis in any fractional share); and (iv) the holding period of shares of the NTL Common Stock will include the period during which such U.S. Holder held the NTL Class D Stock exchanged therefor.

     Bermuda Tax Consequences

     The discussion below is the opinion of Conyers Dill & Pearman, Bermuda counsel to Partners.

     At the date of this Joint Proxy Statement/Prospectus, there is no Bermuda income, corporation or property tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by Partners or holders of Partners Common Shares other than those holders of Partners Common Shares who are ordinarily resident in Bermuda. Partners is not subject to stamp or other similar duty on the issue, transfer or redemption of its shares.

     Partners has obtained from the Minister under the Exempted Undertakings Tax Protection Act 1966 an assurance that, in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income or computed on any capital assets, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not until March 28, 2016 be applicable to Partners or to its operations, or to the shares, debentures or other obligations of Partners except insofar as such tax applies to persons ordinarily resident in Bermuda and holding such shares, debentures or other obligations of Partners or any real property or leasehold interests in Bermuda owned by Partners.

STOCK EXCHANGE LISTING

     It is a condition to the consummation of the Amalgamation that the shares of NTL Common Stock issuable pursuant to the Amalgamation and the shares of NTL Common Stock issuable upon exercise of Adjusted Options be approved for quotation on the NASDAQ, subject to official notice of issuance. In addition, NTL has agreed to use best efforts to cause the NTL Class C Stock and NTL Class D Stock to be approved for quotation on the NASDAQ, subject to official notice of issuance, prior to the 60th day following the Closing Date if either or both of such preferred stocks are then outstanding.

RIGHTS OF DISSENTING SHAREHOLDERS

     Any Dissenting Shareholder may within one month of the giving of notice of the Partners Special General Meeting apply to the Court to appraise the fair value of such holder's shares. It is a condition to the obligation of NTL to effect the Amalgamation that the number of Dissenting Shares will not be more than 5% of the total issued and outstanding Class A Common Shares.

     Under the Amalgamation Agreement, the Dissenting Shares will be cancelled at the Effective Time in consideration for the right to receive such consideration as may be payable to the Dissenting Shareholders upon completion of the Amalgamation pursuant to Bermuda law. In the event that a Dissenting Shareholder fails to perfect, effectively withdraws or otherwise loses any right to appraisal and payment under Section 106 of the Companies Act, such Dissenting Shareholder will no longer have any right to appraisal thereunder and will be entitled to elect to receive the consideration in the Amalgamation.

     The relevant portion of Section 106 of the Companies Act is as follows:

          (6) Any shareholder who did not vote in favour of the amalgamation and who is not satisfied that he has been offered fair value for his shares may within one month of the giving of the notice referred to in subsection (2) apply to the Court to appraise the fair value of his shares.

          (6A) Subject to subsection (6B), within one month of the Court appraising the fair value of any shares under subsection (6) the company shall be entitled either: (a) to pay the dissenting shareholder an amount equal to the value of his shares as appraised by the Court or (b) to terminate the amalgamation in accordance with subsection (7).

          (6B) Where the Court has appraised any shares under subsection (6) and the amalgamation has proceeded prior to the appraisal then, within one month of the Court appraising the value of the shares, if the amount paid to the dissenting shareholder for his shares is less than that appraised by the Court the amalgamated company shall pay to such shareholder the difference between the amount paid to him and the value appraised by the Court.

          (6C) No appeal shall lie from an appraisal by the Court under this section.

          (6D) The costs of any application to the Court under this section shall be in the discretion of the Court.

          (7) An amalgamation agreement may provide that at any time before the issue of a certificate of amalgamation the agreement may be terminated by the directors of an amalgamating company, notwithstanding approval of the agreement by the shareholders of all or any of the amalgamating companies.

     Pursuant to the Amalgamation Agreement, Partners will give NTL (i) prompt notice of any written demands for appraisal of Dissenting Shares or withdrawals of such demands received by Partners and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to any such demands. Partners will not, without the prior written consent of NTL, make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands.

                           THE AMALGAMATION AGREEMENT

     The Amalgamation Agreement is included in its entirety as Annex A to this Joint Proxy Statement/ Prospectus and is incorporated herein by reference. We urge shareholders of Partners and stockholders of NTL to read such document. STOCKHOLDERS OF NTL AND SHAREHOLDERS OF PARTNERS SHOULD NOTE THAT THE TELEWEST AGREEMENT EFFECTIVELY HAS ELIMINATED CERTAIN OF THE POTENTIAL OUTCOMES WITH RESPECT TO THE PURCHASE RIGHTS CONTEMPLATED BY THE FOLLOWING SUMMARY. ACCORDINGLY, ALTHOUGH THE FOLLOWING SUMMARY INCLUDES REFERENCES TO NTL CLASS C STOCK, AS A RESULT OF THE TELEWEST AGREEMENT, SUCH STOCK WILL NOT BE ISSUED AS A FORM OF CONSIDERATION IN THE AMALGAMATION. See "THE TELEWEST AGREEMENT." For purposes of this Joint Proxy Statement/Prospectus, the term "Purchase Rights" refers to the "Rights of First Refusal" described in the Amalgamation Agreement.

CANCELLATION OF SHARES

     At the Effective Time, by virtue of the Amalgamation:

          (i) each issued and outstanding share, par value L.01 per share, of Sub will be converted into one share of the Amalgamated Company by virtue of the Amalgamation and without any action on the part of NTL;

          (ii) each Partners Common Share that is owned by NTL, any direct or indirect wholly-owned subsidiary of NTL or any direct or indirect wholly-owned subsidiary of Partners, will automatically be cancelled and will cease to exist, and no consideration will be delivered in consideration therefor; and

          (iii) each issued and outstanding Partners Common Share (other than Dissenting Shares and shares to be cancelled in accordance with subparagraph (ii) above) will be cancelled in consideration for the receipt of .3745 shares of NTL Common Stock; provided, however, that cash will be paid in lieu of any fractional Partners Common Share. See "-- No Fractional Shares."

     Each holder of a certificate representing any cancelled Partners Common Shares (other than Dissenting Shares) will cease to have any rights with respect thereto, except the right to receive, as hereinafter described: (i) a certificate representing the number of whole shares of NTL Common Stock, NTL Class C Redeemable Preferred Stock (the "NTL Class C Stock") or NTL Class D Stock (collectively the "NTL Capital Stock") represented by the consideration to be received in the Amalgamation, (ii) certain dividends or other distributions and (iii) cash, without interest, in lieu of any fractional shares of "NTL Capital Stock". See "-- Exchange Agent; Procedures for Exchange of Certificates" and "-- No Fractional Shares."

     The Amalgamation Agreement provides for certain adjustments of the Exchange Ratio in the following circumstances:

          (i) if, as of the Determination Time, (x) the Purchase Rights relating to Cable London and Birmingham Cable are of no legal effect (i.e., such rights have been (A) waived or (B) have not been exercised in accordance with their terms and, in the opinion of recognized counsel of the jurisdiction of the governing law of such Purchase Rights, are of no further legal force or effect), or (y) NTL and Partners have entered into an agreement, arrangement or understanding with TeleWest and/or General Cable directly or indirectly relating to the Purchase Rights or ownership interests in Cable London and Birmingham Cable (either of the circumstances in (x) or (y) hereinafter referred to as "Resolved"), the Exchange Ratio will remain in effect;

          (ii) if, as of the Determination Time, the Purchase Rights relating to both Cable London and Birmingham Cable have been effectively exercised other than pursuant to clause (y) of subparagraph (i) above (such circumstances hereinafter referred to as "Exercised"), each Partners Common Share will be cancelled in consideration for the receipt, at NTL's election, of (A).3745 validly issued, fully paid and nonassessable shares of NTL Common Stock, (B) .3108 validly issued, fully paid and nonassessable shares of NTL Common Stock and the Equity Interest Proceeds from the sale of the interest in Birmingham Cable under the applicable Purchase Rights,
     (C).2584 validly issued, fully paid and nonassessable shares of NTL Common Stock and the Equity Interest Proceeds from the sale of the Cable London Equity Interest under the applicable Purchase Rights, or (D) .1947 validly issued, fully paid and nonassessable shares of NTL Common Stock and the Equity Interest Proceeds from the sale of the

     Equity Interests under the applicable Purchase Rights. Any Equity Interest Proceeds payable pursuant to this subparagraph (ii) will be payable, at NTL's election, in cash or in validly issued, fully paid and nonassessable shares of NTL Common Stock valued at the greater of (1) $30.00 per share and (2) the NTL Average Stock Price as of the Determination Time;

          (iii) if, as of the Determination Time, the Purchase Rights relating to Birmingham Cable have been Exercised and the Purchase Rights relating to Cable London have been Resolved, each Partners Common Share will be cancelled in consideration for the receipt, at NTL's election, of (A) .3745 validly issued, fully paid and nonassessable shares of NTL Common Stock or
     (B) .3108 validly issued, fully paid and nonassessable shares of NTL Common Stock and the Equity Interest Proceeds from the sale of the Birmingham Cable Equity Interest under the applicable Purchase Rights payable in accordance with the last sentence of subparagraph (ii) above;

          (iv) if, as of the Determination Time, the Purchase Rights relating to Cable London have been Exercised and the Purchase Rights relating to Birmingham Cable have been Resolved, each Partners Common Share will be cancelled in consideration for the receipt, at NTL's election, of (A) .3745 validly issued, fully paid and nonassessable shares of NTL Common Stock or
     (B) .2584 validly issued, fully paid and nonassessable shares of NTL Common Stock and the Equity Interest Proceeds from the sale of the Cable London Equity Interest under the applicable Purchase Rights payable in accordance with the last sentence of subparagraph (ii) above;

          (v) if, as of the Determination Time, the Purchase Rights relating to both Cable London and Birmingham Cable remain in legal effect but have not been Exercised or otherwise Resolved (such circumstance, hereinafter referred to as "Unresolved"), each Partners Common Share will be cancelled in consideration for the receipt, at the election of NTL, of either
     (x).3745 validly issued, fully paid and nonassessable shares of NTL Common Stock or (y)(A) .1947 validly issued, fully paid and nonassessable shares of NTL Common Stock, (B) .1161 (subject to adjustment as set forth in the Amalgamation Agreement) validly issued, fully paid and nonassessable shares of NTL Class C Stock, and (C) .0637 (subject to adjustment as set forth in the Amalgamation Agreement) validly issued, fully paid and nonassessable shares of NTL Class D Stock;

          (vi) if, as of the Determination Time, only the Purchase Rights relating to Cable London are Unresolved, each Partners Common Share will be cancelled in consideration for the receipt of (A)(1) if the Purchase Rights relating to Birmingham Cable have been Resolved, .2584 validly issued, fully paid and nonassessable shares of NTL Common Stock or (2) if the Purchase Rights relating to Birmingham Cable have been Exercised, at NTL's election, (x) .2584 validly issued, fully paid and nonassessable shares of NTL Common Stock or (y) .1947 validly issued, fully paid and nonassessable shares of NTL Common Stock and the Equity Interest Proceeds from the sale of the Birmingham Cable Equity Interest under the applicable Purchase Rights payable in accordance with the last sentence of subparagraph (ii) above and (B) .1161 (subject to adjustment as set forth in the Amalgamation Agreement) validly issued, fully paid and nonassessable shares of NTL Class C Stock; and

          (vii) if, as of the Determination Time, only the Purchase Rights relating to Birmingham Cable are Unresolved, each Partners Common Share will be cancelled in consideration for the receipt of (A)(1) if the Purchase Rights relating to Cable London have been Resolved, .3108 validly issued, fully paid and nonassessable shares of NTL Common Stock or (2) if the Purchase Rights relating to Cable London have been Exercised, at NTL's election, (x) .3108 validly issued, fully paid and nonassessable shares of NTL Common Stock or (y) .1947 validly issued, fully paid and nonassessable shares of NTL Common Stock and the Equity Interest Proceeds from the sale of the Cable London Equity Interest under the applicable Purchase Rights payable in accordance with the last sentence of subparagraph (ii) above and
     (B) .0637 (subject to adjustment as set forth in the Amalgamation Agreement) validly issued, fully paid and nonassessable shares of NTL Class D Stock.

     If between the date of the Amalgamation Agreement and the Effective Time, the outstanding number of Partners Common Shares or shares of NTL Common Stock is changed into a different number of shares, including by reason of any reclassification, recapitalization, split-up, combination or exchange of shares, or any dividend payable in stock or other securities declared thereon with a record date within such period, the Exchange Ratio or, in the cases of subparagraphs (i), (ii), (iii), (iv) or (v) above, the number of shares of NTL Common Stock, NTL Class C Stock and NTL Class D Stock issuable, will be adjusted accordingly to provide to the holders of Partners Common Shares the same economic effect as contemplated by the Amalgamation Agreement prior to such change.

     As used in the Amalgamation Agreement and this Joint Proxy Statement/Prospectus, "Equity Interest Proceeds" means, with respect to the Equity Interests, the pro rata net proceeds (i.e., the net amount received for the relevant equity interest (without regard to debt, loans from Partners to Significant Affiliates or the debt component (i.e., face amount and accrued and unpaid interest)) of any convertible security) from the consummation of the sale of the relevant interest under the applicable Purchase Rights less the Tax Adjustment (as defined herein), provided, that in the case of the Cable London Equity Interest, such amount shall be adjusted as follows: (i) if the convertible debt in Cable London has been converted prior to or in connection with the exercise of the Purchase Rights relating to the Cable London Equity Interest, the Equity Interest Proceeds shall be decreased by an amount equal to the debt component of Partners' share of such convertible debt and (ii) if such convertible debt has not been converted prior to or in connection with the exercise of such Purchase Right, the Equity Interest Proceeds shall be increased by an amount equal to the value of Partners' share of such convertible debt (less the debt component of such convertible debt).

     The Amalgamation Agreement provides that as soon as practicable after the date thereof and prior to the Closing, the parties thereto will use their reasonable best efforts to agree on a rate (the "Tax Rate") which reflects the tax which such parties anticipate will be payable by Partners on any transfer of its interest in a Significant Affiliate pursuant to the applicable Purchase Rights. As used in the Amalgamation Agreement and this Joint Proxy Statement/Prospectus, "Tax Adjustment" means a percentage of the gross proceeds which would be payable under the Tax Rate, without giving effect to any credits or adjustments available to NTL or Partners or any of their subsidiaries as a result of factors not related to the dispositions of such interest in the particular Significant Affiliate.

     For a further discussion of the Purchase Rights, see "The
AMALGAMATION -- Purchase Rights Relating to Partners' Interests in Birmingham Cable and Cable London" and "-- Additional Agreements -- Purchase Rights." For a description of the NTL Class D Stock, see "DESCRIPTION OF NTL CAPITAL
STOCK -- NTL Preferred Stock."

EXCHANGE AGENT; PROCEDURES FOR EXCHANGE OF CERTIFICATES

     Prior to the Effective Time, NTL will designate such bank or trust company as may be reasonably satisfactory to Partners to act as Exchange Agent (the "Exchange Agent"). As of the Effective Time, NTL will deposit with the Exchange Agent, for the benefit of the holders of Partners Common Shares, certificates representing NTL Capital Stock (such shares of NTL Capital Stock, together with any dividends or distributions with respect thereto with a record date after the Effective Time, any Excess Shares (as defined herein) and any cash (including cash proceeds from the sale of the Excess Shares) payable in lieu of any fractional shares of NTL Capital Stock being hereinafter referred to as the "Exchange Fund") issuable pursuant to the Amalgamation Agreement.

     Promptly after the Effective Time, the Exchange Agent will mail to each registered holder of a certificate or certificates other than Dissenting Shareholders, if any, which immediately prior to the Effective Time represented outstanding Partners Common Shares (the "Certificates") whose shares were cancelled in consideration of the receipt of the consideration to be received in the Amalgamation a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Partners and NTL may reasonably specify) and instructions for use in surrendering the Certificates in exchange for the consideration to be received in the Amalgamation. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate will be entitled to receive in consideration therefor: (i) a certificate representing that number of whole shares of NTL Capital Stock which such holder has the right to receive pursuant to the Amalgamation Agreement, (ii) certain dividends or other distributions as hereinafter described and (iii) cash in lieu of any fractional share of NTL Capital Stock (see "-- No Fractional Shares"). All Certificates so surrendered will be cancelled. All shares of NTL Capital Stock issued upon the surrender of Certificates in accordance with the terms of the Amalgamation Agreement (including the cash paid in respect of any such fractional share or of any such dividends or distributions) will be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the Partners Common Shares represented by such Certificates; provided, however, that the Amalgamated Company is obligated to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by Partners on such Partners Common Shares which remain unpaid at the Effective Time.

     No dividends or other distributions with respect to NTL Capital Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Certificate with respect to the shares of NTL Common Stock represented thereby, and, in the case of Certificates representing Partners Common Shares, no cash payment in lieu of fractional shares will be paid to any such holder pursuant to the Amalgamation Agreement, and all such dividends, other distributions and cash in lieu of fractional shares of NTL Capital Stock will be paid by NTL to the Exchange Agent and will be included in the Exchange Fund, in each case until the surrender of such Certificate in accordance with the exchange procedures set forth in the Amalgamation Agreement. Subject to the effect of applicable escheat or similar laws, following surrender of any such Certificate there will be paid to the holder of the certificate representing whole shares of NTL Capital Stock issued in consideration therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of NTL Capital Stock and, in the case of Certificates representing Partners Common Shares, the amount of any cash payable in lieu of a fractional share of NTL Capital Stock to which such holder is entitled pursuant to the Amalgamation Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and with a payment date subsequent to such surrender payable with respect to such whole shares of NTL Capital Stock.

     If, after the Effective Time, Certificates are presented to the Amalgamated Company or the Exchange Agent for any reason, they will be cancelled and exchanged as described above, except as otherwise provided by law. There will be no further registration of transfers on the stock transfer books of the Amalgamated Company of the Partners Common Shares which were outstanding immediately prior to the Effective Time.

     Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates for six months after the Effective Time will be delivered to NTL, upon demand, and any holders of the Certificates who have not theretofore complied with the exchange provisions of the Amalgamation Agreement may thereafter look only to NTL for payment of their claim for consideration to be received in the Amalgamation, any dividends or distributions with respect to NTL Capital Stock and any cash in lieu of fractional shares of NTL Capital Stock.

     None of NTL, Sub, Partners, the Amalgamated Company or the Exchange Agent will be liable to any person in respect of any shares of NTL Capital Stock, any dividends or distributions with respect thereto, any cash in lieu of fractional shares of NTL Capital Stock or any cash from the Exchange Fund, in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     The Exchange Agent will invest any cash included in the Exchange Fund, as directed by NTL, on a daily basis. Any interest and other income resulting from such investments will be paid to NTL.

     SHAREHOLDERS OF PARTNERS SHOULD NOT SEND THEIR CERTIFICATES TO THE EXCHANGE AGENT WITHOUT A LETTER OF TRANSMITTAL, WHICH WILL BE SENT TO THEM FOLLOWING THE CONSUMMATION OF THE AMALGAMATION, AND SHOULD NOT RETURN THEIR CERTIFICATES WITH THE ENCLOSED PROXY.

NO FRACTIONAL SHARES

     No certificates or scrip representing fractional shares of NTL Capital Stock will be issued upon the surrender of Certificates; no dividend or distribution of NTL will relate to such fractional share interests;

and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of NTL. In lieu of any such fractional shares, each holder of Partners Common Shares who would otherwise have been entitled thereto upon the surrender of Certificates will be paid cash (as described herein).

     As promptly as practicable following the Effective Time, the Exchange Agent will determine the excess of (i) the number of whole shares of NTL Capital Stock delivered to the Exchange Agent by NTL pursuant to the Amalgamation Agreement over (ii) the aggregate number of whole shares of NTL Capital Stock to be distributed to former holders of Partners Common Shares pursuant to the Amalgamation Agreement (such excess being hereinafter called the "Excess Shares"). Following the Effective Time, the Exchange Agent will, on behalf of the former shareholders of Partners, sell the Excess Shares at then prevailing prices on the NASDAQ, or otherwise in the manner provided in the Amalgamation Agreement (as described below).

     The sale of the Excess Shares by the Exchange Agent will be executed on the NASDAQ through one or more member firms of the NASDAQ and will be executed in round lots to the extent practicable. The Exchange Agent will use reasonable efforts to complete the sale of the Excess Shares as promptly following the Effective Time as, in the Exchange Agent's sole judgment, is practicable consistent with obtaining the best execution of such sales in light of prevailing market conditions. Until the net proceeds of such sale or sales have been distributed to the holders of Certificates formerly representing Partners Common Shares, the Exchange Agent will hold such proceeds in trust for such holders (the "Common Shares Trust"). The Amalgamated Company will pay all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent incurred in connection with such sale of the Excess Shares. The Exchange Agent will determine the portion of the Common Shares Trust to which each former holder of Partners Common Shares is entitled, if any, by multiplying the amount of the aggregate net proceeds comprising the Common Shares Trust by a fraction, the numerator of which will be the amount of the fractional share interest to which such former holder of Partners Common Shares is entitled (after taking into account all Partners Common Shares held at the Effective Time by such holder) and the denominator of which will be the aggregate amount of fractional share interests to which all former holders of Partners Common Shares are entitled.

     Notwithstanding the provisions of the Amalgamation Agreement described in the two preceding paragraphs, the Amalgamated Company may, at the option of NTL exercised prior to the Effective Time, in lieu of the issuance and sale of Excess Shares and the making of the payments hereinabove contemplated, pay each former holder of Partners Common Shares an amount in cash equal to the product obtained by multiplying (i) the fractional share interest to which such former holder (after taking into account all Partners Common Shares held at the Effective Time by such holder) would otherwise be entitled by (ii) the average of the average high and low sales prices of the NTL Common Stock on the NASDAQ for each of the five trading days ending on the trading day prior to the Closing Date.

     As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Certificates formerly representing Partners Common Shares with respect to any fractional share interests, the Exchange Agent will make available such amounts to such holders of Certificates formerly representing Partners Common Shares, subject to and in accordance with the Amalgamation Agreement. See "-- Exchange Agent; Procedures for Exchange of Certificates."

REPRESENTATIONS AND WARRANTIES

     The Amalgamation Agreement contains various representations and warranties of NTL and Partners customary for transactions of this nature. These include, among other things, representations and warranties of NTL as to: (i) its due organization, existence, good standing, organizational documents and similar corporate matters; (ii) its subsidiaries and affiliates; (iii) its capitalization; (iv) its authorization, execution, delivery and performance and the enforceability of the Amalgamation Agreement and related matters; (v) consents and approvals necessary for consummation of the Amalgamation and the absence of conflicts, violations, breaches or defaults which result from compliance by NTL with the provisions of the Amalgamation Agreement; (vi) the documents and reports filed with the SEC and the accuracy and completeness of the information contained therein; (vii) the absence of undisclosed liabilities;
(viii) the Registration Statement and this Joint

Proxy Statement/Prospectus and the accuracy and completeness of the information contained therein and herein; (ix) the absence of certain material changes or events since December 31, 1996; (x) compliance with laws, ordinances and regulations; (xi) litigation; (xii) certain employee benefit and ERISA matters;
(xiii) tax matters; (xiv) voting requirements; (xv) brokers; and (xvi) the receipt of a fairness opinion from its financial advisor.

     Partners' representations and warranties include, among other things, those as to (i) its due organization, existence, good standing, organizational documents and similar corporate matters; (ii) its subsidiaries and affiliates;
(iii) its capitalization; (iv) its authorization, execution, delivery and performance and the enforceability of the Amalgamation Agreement and related matters; (v) consents and approvals necessary for consummation of the Amalgamation and the absence of conflicts, violations, breaches or defaults which result from compliance by Partners with the provisions of the Amalgamation Agreement; (vi) the documents and reports filed with the SEC and the accuracy and completeness of the information contained therein; (vii) the absence of undisclosed liabilities; (viii) financial statements; (ix) the Registration Statement and this Joint Proxy Statement/Prospectus and the accuracy and completeness of the information contained therein and herein; (x) the absence of certain material changes or events since December 31, 1996; (xi) compliance with laws, ordinances and regulations; (xii) litigation; (xiii) employee benefit matters; (xiv) tax matters; (xv) voting requirements; (xvi) brokers; (xvii) the receipt of a fairness opinion from its financial advisor; (xviii) intellectual property matters; and (xix) certain material contracts.

CONDUCT OF BUSINESS PENDING THE AMALGAMATION

     Each of NTL and Partners has agreed that during the period from the date of the Amalgamation Agreement to the Effective Time, except as otherwise agreed to by the parties or permitted by the Amalgamation Agreement, it will, and will cause its subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and, to the extent consistent therewith, use all reasonable efforts to preserve intact their current business organizations, use reasonable efforts to keep available the services of their current officers and other key employees and preserve their relationships with those persons having business dealings with them.

     Without limiting the generality of the foregoing, and except as otherwise agreed to by NTL or permitted by the Amalgamation Agreement, Partners has agreed that it will not, and will not permit any of its subsidiaries to:

          (i) other than dividends and distributions by a direct or indirect wholly-owned subsidiary of Partners to its parent, or by a subsidiary that is partially owned by Partners or any of its subsidiaries, provided that Partners or any such subsidiary receives or is to receive its proportionate share thereof, (A) declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except for issuances of Partners Common Shares upon the exercise of Partners employee stock options under the Partners Stock Plan in each case, outstanding as of the date hereof in accordance with their present terms or (C) purchase, redeem or otherwise acquire any shares of capital stock of Partners or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

          (ii) issue, deliver, sell, pledge or otherwise encumber or subject to any lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than the issuance of Partners Common Shares upon the exercise of Partners employee stock options under the Partners Stock Plan) in each case, outstanding as of the date of the Amalgamation Agreement in accordance with their present terms;

          (iii) amend the Partners Charter, the Partners Bye-laws or other comparable organizational documents;

          (iv) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any person;

          (v) except as otherwise contemplated by the Amalgamation Agreement, sell, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any of its properties or assets (including securitizations), other than (A) in the ordinary course of business consistent with past practice, (B) the sale, lease, license or other disposition of up to $1 million of such assets, in the aggregate or (C) the mortgage, encumbrance or subjecting to liens of up to $5 million of such assets, in the aggregate;

          (vi) take any action that would cause the representations and warranties set forth in the Amalgamation Agreement (with each reference therein to "ordinary course of business" being deemed for purposes of this subparagraph (vi) to be immediately followed by "consistent with past practice") to no longer be true and correct;

          (vii) incur any indebtedness for borrowed money, other than pursuant to agreements or arrangements in effect as of the date of the Amalgamation Agreement, or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for the obligations of any person for borrowed money;

          (viii) make any additional equity investment in, or enter into any new agreement, arrangement or understanding with, any Significant Affiliate; or

          (ix) authorize, or commit or agree to take, any of the foregoing actions;

provided, that the limitations set forth in subparagraphs (i) through (ix) above (other than subparagraph (iii)) will not apply to any transaction between Partners and any wholly-owned subsidiary or between any wholly-owned subsidiaries of Partners.

     In addition, Partners will not, and will not permit its subsidiaries to, and will use its reasonable best efforts to cause the Significant Affiliates not to, enter into any material agreement, arrangement or understanding with respect to programming, software, provisioning of cable modem internet service, billing, provisioning of digital CATV service, and the acquisition of set-top boxes or switching equipment or other computer and telecommunications equipment with a value in excess of L1 million, or technology or similar strategic business issues without prior approval from NTL. NTL will treat as confidential any information which Partners discloses to NTL in respect of any Significant Affiliate and designates as confidential.

     Except as otherwise expressly contemplated by the Amalgamation Agreement or as consented to by Partners in writing, during the period from the date of the Amalgamation Agreement to the Effective Time, NTL has agreed that it will not, and will not permit any of its subsidiaries to:

          (i) other than dividends and distributions by a direct or indirect wholly-owned subsidiary of NTL to its parent, or by a subsidiary that is partially owned by NTL or any of its subsidiaries, provided, that NTL or any such subsidiary receives or is to receive its proportionate share thereof, declare, set aside or pay any dividends on, make any other distributions (whether by recapitalization, restructuring or otherwise) in respect of, or enter into any agreement with respect to the voting of, any of its capital stock, other than reasonable quarterly dividends on NTL Common Stock if the NTL Board shall so determine;

          (ii) adopt a plan of complete or partial liquidation;

          (iii) enter into any agreement, arrangement or understanding for a merger, acquisition or other business combination unless the NTL Board determines that such transaction is in the best interest of the stockholders of NTL and those persons who will become stockholders of NTL as a result of the Amalgamation;

          (iv) except as contemplated by the Amalgamation Agreement, amend its certificate of incorporation; or

          (v) authorize, or commit or agree to take, any of the foregoing actions;

provided, that the limitations set forth in subparagraphs (i) through (v) above will not apply to any transaction between NTL and any wholly-owned subsidiary or between any wholly-owned subsidiaries of NTL.

     Each of Partners and NTL has also agreed that, except as required by law, it will not, and will not permit any of its respective subsidiaries to, voluntarily take any action that would, or that could reasonably be expected to, result in (i) any of the representations and warranties of such party set forth in the Amalgamation Agreement that are qualified as to materiality becoming untrue at the Effective Time, (ii) any of such representations and warranties that are not so qualified becoming untrue in any material respect at the Effective Time or (iii) any of the conditions to the Amalgamation set forth in the Amalgamation Agreement not being satisfied.

     Each of Partners and NTL has also agreed to promptly advise the other party orally and in writing to the extent that it has knowledge of (i) any representation or warranty made by it contained in the Amalgamation Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect, (ii) the failure by it to comply in any material respect with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under the Amalgamation Agreement and (iii) any change or event having, or which, insofar as can reasonably be foreseen, could reasonably be expected to have a material adverse effect on such party or on the truth of their respective representations and warranties or the ability of the conditions set forth in the Amalgamation Agreement to be satisfied; provided, however, that no such notification will affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under the Amalgamation Agreement.

NO SOLICITATION

     Partners has agreed that, prior to the Effective Time, it will not, nor will it permit any of its subsidiaries to, nor will it authorize or permit any of its directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to, directly or indirectly through another person, (i) solicit, initiate or encourage or take any other action designed to facilitate, any inquiries or the making of any proposal which constitutes any Partners Takeover Proposal or (ii) participate in any discussions or negotiations regarding any Partners Takeover Proposal or furnish any nonpublic information relating to Partners and its subsidiaries to any person that may be considering making, or has made, a Partners Takeover Proposal; provided that, Partners may, in response to an unsolicited written proposal from a third party regarding a Partners Takeover Proposal, engage in the activities specified in clause (ii) if (A) the Partners Board determined in good faith, after obtaining and taking into account the advice of outside counsel, that such action is required for the Partners Board to comply with its fiduciary duties under applicable law and (B) Partners has received from such third party an executed confidentiality agreement with terms not materially less favorable to NTL than those contained in the Confidentiality Agreement between NTL and Partners. As used in the Amalgamation Agreement and this Joint Proxy Statement/Prospectus, "Partners Takeover Proposal" means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of a business that constitutes 10% or more of the net revenues, net income or the assets of Partners and its subsidiaries, taken as a whole, or 10% or more of any equity securities of Partners, any tender offer or exchange offer that if consummated would result in any person beneficially owning any equity securities of Partners, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Partners (or any Partners subsidiary whose business constitutes 10% or more of the net revenues, net income or the assets of Partners and its subsidiaries, taken as whole) or the Partners Common Shares, other than the transactions contemplated by the Amalgamation Agreement, provided that the term Partners Takeover Proposal does not include any matters relating to the Purchase Rights and the equity interests of Partners subject thereto.

     Except as provided in the next sentence, the Partners Board has agreed to recommend approval and adoption of the Amalgamation Agreement and the Amalgamation by the shareholders of Partners and not to withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to NTL, the approval or recommendation by such Board. The Partners Board may withdraw or modify in a manner adverse to NTL (or, if not previously made, not to make) its recommendation to the shareholders of Partners, but only if and to the extent such Board determines, after obtaining and taking into account the advice of outside counsel, that such action is required in response to an unsolicited bona fide written Superior Partners Takeover Proposal in order for such Board to comply with its fiduciary duties under applicable law. For purposes of the Amalgamation Agreement and this Joint Proxy Statement/Prospectus, "Superior Partners Takeover Proposal" means any bona fide Partners Takeover Proposal for at least a majority of the outstanding Partners Common Shares on terms the Partners Board determines in its good faith judgment (taking into account the advice of its financial advisor, all of the terms and conditions of such Partners Takeover Proposal and the conditions to consummation) are more favorable and provide greater value to Partners and all of its shareholders than the Amalgamation Agreement and the Amalgamation taken as a whole.

     Partners has agreed to immediately advise NTL orally and in writing of any request for information or of any Partners Takeover Proposal, the material terms and conditions of such request or Partners Takeover Proposal and the identity of the person making such request or Partners Takeover Proposal. Partners will, to the extent consistent with the fiduciary duties of its Board under applicable law, keep NTL reasonably informed of the status and details (including amendments or proposed amendments) of any such request or Partners Takeover Proposal.

     In addition, the Amalgamation Agreement provides that Partners may take and disclose to its shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or may make any disclosure to the shareholders of Partners if, in the good faith judgment of the Partners Board, after consultation with outside counsel, failure so to disclose would be inconsistent with its obligations under applicable law.

PARTNERS INCENTIVE PLANS

     At present, Partners is a party to the Partners Stock Plan and the Partners SAR Plan.

     Partners Stock Plan. Currently, there are 20,250 Class A Common Shares reserved for issuance under the Partners Stock Plan. The Partners Stock Plan provides that Partners is required to give notice to holders of the employee stock options at least 15 days prior to the closing of the Amalgamation. The options expire three days after the date of notice if not exercised. At the present time, 8,100 of the options have vested. Under the Partners Stock Plan, Partners may, but is not required to, accelerate any unvested options.

     Partners anticipates that all of the options will be exercised or will have expired prior to the Effective Time. However, if any options are outstanding, the Amalgamation Agreement provides that each option outstanding immediately prior to the Effective Time shall be adjusted to thereafter represent an option to acquire, on the same terms and conditions as were previously applicable under such option, the number of shares of NTL Common Stock equal to the number of Partners Common Shares subject to such option, multiplied by the Exchange Ratio (such product rounded up to the nearest whole number), at an exercise price per share of NTL Common Stock (rounded down to nearest whole cent) equal to (i) the aggregate exercise price for Partners Common Shares otherwise purchasable pursuant to such option divided by (ii) the aggregate number of whole shares of NTL Common Stock deemed to be subject to such option in accordance with the foregoing (each, as so adjusted, an "Adjusted Option").

     Partners SAR Plan. There are 14,000 stock appreciation rights ("SARs") outstanding under the Partners SAR Plan. Partners is required to give notice to holders of SARs more than 30 days but not more than sixty days prior to the closing of the Amalgamation. The SARs expire 15 days after the date of notice if not exercised prior thereto. All of the SARs are fully vested; however, the exercise price for more than two-thirds of the outstanding SARs currently exceeds the market price of the Class A Common Shares.

     Partners anticipates that all of the SARs will be exercised or will have expired prior to the Effective Time. However, if SARs are outstanding, the Amalgamation Agreement provides that each SAR outstanding immediately prior to the Effective Time shall be adjusted to thereafter represent a right to receive an amount of cash, on the same terms and conditions as were previously applicable under such SAR, without regard to any provision reducing the period of exercise of such SAR pursuant to the cessation of service as a director of Partners, equal to the amount by which the Fair Market Value (as defined in the Partners SAR Plan) per share of NTL Common Stock multiplied by the Exchange Ratio (rounded to the nearest cent) exceeds a base price per share of NTL Common Stock equal to the base price for the Partners Class A Common Share subject to such Partners SAR (each, as so adjusted, an "Adjusted SAR").

     Obligations of NTL. As soon as practicable after the Effective Time, NTL will deliver to the holders of Adjusted Options and Adjusted SARs appropriate notices setting forth such holders' rights pursuant to the respective Partners Incentive Plan and the agreements evidencing the grants of awards thereunder and that such awards and agreements will be assumed by NTL and will continue in effect on the same terms and conditions, subject to the provisions of the Amalgamation Agreement, including the adjustments described in the preceding paragraph after giving effect to the Amalgamation.

     A holder of an Adjusted Option or Adjusted SAR may exercise such Adjusted Option or Adjusted SAR in whole or in part in accordance with its terms by delivering a properly executed notice of exercise to NTL, together with the consideration therefor and the federal withholding tax information, if any, required in accordance with the related Partners Incentive Plan.

     Except as otherwise contemplated by the preceding three paragraphs and except to the extent required under the respective terms of the Partners Incentive Plans and Partners SARs in effect as of the date of the Amalgamation Agreement, all restrictions or limitations on transfer and vesting with respect to Partners employee stock options and Partners SARs awarded under the Partners Incentive Plans or any other plan, program or arrangement of Partners or any of its subsidiaries, to the extent that such restrictions or limitations will not have already lapsed, will remain in full force and effect with respect to such options and SARs after giving effect to the Amalgamation and the assumption by NTL as set forth above.

EMPLOYEE BENEFITS

     At the Effective Time, the Partners Incentive Plans may be assumed by NTL, with the result that all obligations of Partners under the Partners Incentive Plans, including with respect to awards outstanding at the Effective Time under each Partners Incentive Plan, would become obligations of NTL following the Effective Time. Prior to the Effective Time, NTL will take all necessary actions (including, if required to comply with Section 162(m) or 422 of the Code, (and the regulations thereunder) or applicable law or rule of the NASDAQ, obtaining the approval of its stockholders at the NTL Special Meeting) for the assumption of the Partners Incentive Plans, including the reservation, issuance and quotation of NTL Common Stock in a number at least equal to (i) the number of shares of NTL Common Stock that will be subject to Adjusted Options and (ii) the product of the Exchange Ratio and the number of Partners Common Shares available for future awards under the Partners Stock Plan immediately prior to the Effective Time. If required, NTL will prepare and file with the SEC no later than the Effective Time, a registration statement on Form S-8 (or another appropriate form) registering a number of shares of NTL Common Stock determined in accordance with the preceding sentence. Such registration statement will be kept effective (and the current status of the prospectus or prospectuses required thereby will be maintained) at least for so long as Adjusted Options remain outstanding and until such time as the shares of NTL Common Stock subject to such Adjusted Options are no longer subject to resale restrictions under the Securities Act.

     Following the Effective Time, NTL will honor all obligations of Partners or its subsidiaries under employment agreements of Partners or its subsidiaries as amended and/or restated as contemplated in the Amalgamation Agreement.

INDEMNIFICATION AND INSURANCE

     NTL has agreed that for six years after the Effective Time and thereafter with respect to any claims during such six-year period, it will indemnify, defend and hold harmless each Indemnified Party against all Costs incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of acts or omissions occurring at or prior to the Effective Time to the fullest extent that Partners is permitted to indemnify such persons under the laws of Bermuda and the

Partners Bye-laws as in effect on the date the Amalgamation Agreement and it will advance expenses (including expenses constituting Costs described below) as incurred to the fullest extent permitted under applicable law. In addition, from and after the Effective Time, directors and officers of Partners who become directors or officers of NTL or the Amalgamated Company will be entitled to the same indemnity rights and protections as are afforded to other directors and officers of NTL.

     NTL has also agreed that for six years after the Effective Time, it will provide to Partners' current directors and officers liability insurance covering acts or omissions occurring prior to the Effective Time with respect to those persons who are currently covered by Comcast's directors' and officers' liability insurance policy on terms with respect to such coverage and amount no less favorable than those of such policy in effect on the date of the Amalgamation Agreement, provided that in no event shall it be required to expend more than $360,000 in the aggregate to maintain such coverage.

     The indemnification and insurance provisions of the Amalgamation Agreement
(i) are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs or representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise. Each Indemnified Party is expressly made a third party beneficiary of the provisions in favor of the Indemnified Parties set forth in the Amalgamation Agreement. NTL will pay all reasonable Costs, including attorneys' fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided for in the Amalgamation Agreement.

     In the event that NTL or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of NTL assume the obligations set forth in the preceding three paragraphs.

CONDITIONS PRECEDENT TO THE AMALGAMATION

     The respective obligation of NTL, Partners and Sub to effect the Amalgamation is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions: (i) the obtaining of the Partners Shareholder Approval and the NTL Stockholder Approval; (ii) the obtaining of the consent of the Minister to the Amalgamation; (iii) the obtaining of the Required British Approvals; (iv) the obtaining of all other approvals required to be obtained by Partners, NTL or any of their subsidiaries, except where the failure to obtain such approvals is not reasonably expected to have a material adverse effect on the Amalgamated Company and its prospective subsidiaries, taken as a whole, or which will not result in a material violation of any laws; (v) the absence of any judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other governmental entity of competent jurisdiction or other legal restraint or prohibition (collectively, the "Restraints") which prevents the consummation of the Amalgamation or which otherwise is reasonably likely to have a material adverse effect on Partners or NTL; (vi) the effectiveness of the Registration Statement and the absence of any stop order or proceeding seeking a stop order suspending such effectiveness; (vii) the quotation on the NASDAQ, subject only to official notice of issuance, of the shares of NTL Common Stock constituting the Share Issuance and issuable upon exercise of Adjusted Options; and (viii) the obtaining of the Required Consents.

     The obligation of NTL to effect the Amalgamation is also subject to the satisfaction or waiver of the following conditions: (i) the representations and warranties of Partners set forth in the Amalgamation Agreement being true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality" or "material adverse effect" set forth therein) does not have, and is not likely to have, individually or in the aggregate, a material adverse effect on NTL or Partners; (ii) Partners having performed in all material respects all obligations required by the Amalgamation Agreement to be performed by it at or prior to the Closing Date; (iii) there having not occurred, as of the Closing Date, any material adverse change relating to Partners from the date of the Amalgamation Agreement; (iv) each of Comcast and

Warburg, Pincus having agreed to a "lock-up" agreement with NTL preventing them from selling, transferring or disposing of any interest in the consideration received by them in connection with the Amalgamation for a period of 150 days after the Closing Date; (v) the number of Dissenting Shares having not been more than 5% of the total issued and outstanding Class A Common Shares; and (vi) NTL having received the audited balance sheet and other financial statements of Partners as at December 31, 1997 and for the quarter and year then ended and there being no material adverse difference in the amounts reflected therein for revenue and operating income (earnings before interest, taxes, depreciation and amortization) for the year and quarter ended December 31, 1997 and thereon for cash and cash equivalents, net working capital (current assets less current liabilities), third party debt, shareholder loans and equity as of December 31, 1997 from the amounts set forth on or in the Preliminary Financial Statements.

     The obligation of Partners to effect the Amalgamation is also subject to the satisfaction or waiver of the following conditions: (i) the representations and warranties of NTL set forth in the Amalgamation Agreement being true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality" or "material adverse effect" set forth therein) does not have, and is not likely to have, individually or in the aggregate, a material adverse effect on NTL; (ii) NTL having performed in all material respects all obligations required by the Amalgamation Agreement to be performed by it at or prior to the Closing Date; (iii) there having not occurred, as of the Closing Date, any material adverse change relating to NTL from the date of the Amalgamation Agreement; and (iv) NTL having entered into the Registration Rights Agreement with Comcast and Warburg, Pincus.

     Neither NTL nor Partners may rely on the failure of any applicable condition to be satisfied if such failure was caused by such party's failure to use best efforts to consummate the Amalgamation and the other transactions contemplated by the Agreement.

ADDITIONAL AGREEMENTS

     NASDAQ Quotation. NTL has agreed to use best efforts to cause the NTL Common Stock issuable under the Amalgamation Agreement and upon exercise of Adjusted Options to be approved for quotation on the NASDAQ, subject to official notice of issuance, as promptly as practicable after the date of the Amalgamation Agreement, and in any event prior to the Closing Date. NTL has also agreed to use best efforts to cause the NTL Class C Stock and NTL Class D Stock to be approved for quotation on the NASDAQ, subject to official notice of issuance, prior to the 60th day following the Closing Date if either or both of such preferred stocks are then outstanding.

     Purchase Rights. From the date of the Amalgamation Agreement until the Closing Date, the parties to the Amalgamation Agreement have agreed to consult with each other as to any actions to be taken in connection with the Purchase Rights. The parties have agree that NTL shall have the primary role in any negotiations in respect of the Purchase Rights, provided, that (i) Partners shall have received prior notice of and shall have the right to participate in any such negotiations, (ii) if any offer is made to settle in cash either or both of the Purchase Rights, Partners shall have the right, in its sole discretion, to veto any such settlement, (iii) Partners shall not accept any offer or proposed value for Partners' interests in either of the Significant Affiliates without NTL's consent and (iv) except as otherwise provided in the Amalgamation Agreement, Partners shall take such actions as are requested by NTL in connection with such negotiations following such consultation. In connection with any negotiated agreement, arrangement or understanding that would result in the Purchase Rights being Resolved for purposes of the Amalgamation Agreement,
(A) NTL shall have the sole right to determine the terms and conditions of any such agreement, arrangement or understanding so long as such terms and conditions would not adversely affect the right of shareholders of Partners to receive in the Amalgamation the consideration as provided for in the Amalgamation Agreement and (B) in the event of the entering into of any such agreement, arrangement or understanding, Partners shall take such actions as are necessary to effect the transactions contemplated thereby.

     Notwithstanding the provisions of the preceding paragraph, (i) Partners will not be obligated to take an action requested by NTL if Partners determines in good faith, after obtaining and taking into account the advice of outside counsel (which outside counsel will be made available to NTL and NTL's outside counsel prior to Partners' final determination), that such action would reasonably be likely to cause Partners to be in breach of its contractual obligations or to violate its legal duties and (ii) Partners will not be obligated to commence a proceeding or initiate litigation in respect of the Purchase Rights unless (A) such proceeding or litigation is in the nature of a declaratory judgment or (B) a recognized law firm practicing the law of the applicable jurisdiction retained by NTL is of the view that such proceeding or litigation has a reasonable likelihood of success on the merits.

     Relationship with Significant Affiliates. Subject to the preceding provisions relating to the Purchase Rights, Partners has agreed that (i) it will not vote for or consent to any changes to the agreements or understandings relating to its investment in Cable London or Birmingham Cable and (ii) it will cause its representative(s) on the boards of directors of Cable London and Birmingham Cable, subject to their legal obligations and contractual obligations in effect as of the date of the Amalgamation Agreement, not to take any action which is likely to have a material adverse effect on Partners or, after giving effect to the Amalgamation, the Amalgamated Company, in each case, without the prior approval of NTL, which approval shall not be unreasonably withheld or delayed.

     Standstill Agreements; Confidentiality Agreements. Partners has agreed that, during the period from the date of the Amalgamation Agreement through the Effective Time, Partners will not terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which it or any of its respective subsidiaries is a party. During such period, Partners will enforce, to the fullest extent permitted under applicable law, the provisions of any such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court having jurisdiction.

     Debt Offers. Each of NTL and Partners have agreed to use its respective reasonable best efforts to obtain, upon terms and conditions which are reasonably satisfactory to NTL, the consents of the holders of its various debt securities in order to permit the Amalgamation. For information regarding the status of such consents, see "THE AMALGAMATION -- The Debt Consents." The costs, fees and expenses payable by Partners in connection with its debt offer shall be subject to the reasonable approval of NTL.

     NTL Preferred Stock. If the NTL Class C Stock or NTL Class D Stock, or both, are to be issued as part of the consideration to be received in the Amalgamation, prior to the Effective Time, NTL will take all necessary steps to file with the Secretary of State of the State of Delaware the Certificates of Designation with respect to the NTL Class C Stock or NTL Class D Stock, or both, as the case may be, with such further changes as the parties to the Amalgamation Agreement may agree, all in accordance with applicable provisions of the DGCL, and to amend the Rights Agreement, dated as of October 13, 1993 (the "Rights Agreement"), between NTL and Continental Stock Transfer & Trust Company under which the Series A Junior Participating Preferred Stock (the "Rights") are reserved for issuance to cause such Rights to be issuable in respect of the NTL Class C Stock or NTL Class D Stock, or both, as the case may be, as contemplated by the Amalgamation Agreement. If, upon formal designation, each share of NTL Class C Stock or NTL Class D Stock is not equivalent to a share of NTL Common Stock, appropriate adjustments will be made.

TERMINATION

     The Amalgamation Agreement may be terminated at any time prior to the Effective Time, and, subject to certain exceptions, whether before or after the Partners Shareholder Approval or the NTL Stockholder Approval:

          (i) by mutual written consent of NTL and Partners;

          (ii) by either NTL or Partners: (A) if the Amalgamation has not been consummated by November 4, 1998 (the "End Date"); provided, however, that
     (x) if there shall occur at any time subsequent to September 4, 1998 and prior to November 4, 1998 any Restraint prohibiting, delaying or restricting the Partners Special General Meeting, the voting of shares by Comcast in favor of the

     Amalgamation or the consummation of the Amalgamation, the End Date will be extended to December 31, 1998, (y) if, as of November 4, 1998, the Partners Consent has not been obtained, the End Date will be extended to December 31, 1998, and (z) the right to terminate the Amalgamation Agreement pursuant to this subparagraph (ii)(A) shall not be available to any party whose failure to perform any of its obligations under the Amalgamation Agreement results in the failure of the Amalgamation to be consummated by such time; provided, further, that the Amalgamation Agreement may be extended not more than 30 days (but in no event to a date later than December 4, 1998) by either party by written notice to the other party if the Amalgamation has not been consummated as a direct result of NTL or Partners having failed to receive all regulatory approvals required to be obtained with respect to the Amalgamation; (B) if the Partners Shareholder Approval has not been obtained; (C) if the NTL Stockholder Approval has not been obtained; or (D) if any Restraint which prevents the consummation of the Amalgamation or which otherwise is reasonably likely to have a material adverse effect on Partners or NTL is in effect and has become final and nonappealable, provided, that the party seeking to terminate the Amalgamation Agreement must have used its best efforts to prevent the entry of and to remove such Restraint;

          (iii) by either NTL or Partners if the other party has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Amalgamation Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in the Amalgamation Agreement, and such condition is incapable of being satisfied by the End Date; and

          (iv) by Partners, prior to receipt of the Partners Shareholder Approval, if (A) as of a date not more than ten business days before the Partners Special General Meeting, the NTL Average Stock Price determined as of such date is less than $26.70, (B) notice has been provided to NTL under the Amalgamation Agreement of an intent to terminate and (C) within five business days of receipt of such notice, NTL has not offered to increase the Exchange Ratio such that the value of the consideration to be received in the Amalgamation shall be $10.00 per Partners Common Share or more at such time.

     In the event of termination of the Amalgamation Agreement by either Partners or NTL as described above, the Amalgamation Agreement will become void and have no effect, without any liability or obligation on the part of NTL or Partners, except for, among other things, certain specified obligations including, without limitation, those relating to financial advisory and brokerage fees and expenses of the Amalgamation, and except to the extent that such termination results from the willful and material breach by a party of any of its representations, warranties, covenants or agreements set forth in the Amalgamation Agreement.

FEES AND EXPENSES

     All fees and expenses incurred in connection with the Amalgamation, the Amalgamation Agreement, and the transactions contemplated by the Amalgamation Agreement will be paid by the party incurring such fees or expenses, whether or not the Amalgamation is consummated.

AMENDMENT

     The Amalgamation Agreement may be amended in writing by NTL and Partners at any time before or after the Partners Shareholder Approval or the NTL Stockholder Approval; provided, however, that after any such approval, there may be no amendment that by law requires further approval by the shareholders of Partners or the stockholders of NTL without the further approval of such holders.

EXTENSION; WAIVER

     At any time prior to the Effective Time, NTL or Partners may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained in the Amalgamation Agreement or in any document delivered pursuant to the Amalgamation Agreement or (iii) waive compliance by the other party with any of the agreements or conditions contained in the Amalgamation Agreement. Any agreement on the part of a party to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to the Amalgamation Agreement to assert any of its rights under the Amalgamation Agreement or otherwise shall not constitute a waiver of such rights.

                             THE TELEWEST AGREEMENT

     The TeleWest Agreement is included in its entirety as Annex L to this Joint Proxy Statement/Prospectus and is incorporated herein by reference. We urge shareholders of Partners and stockholders of NTL to read such document.

SALE OF THE BIRMINGHAM CABLE EQUITY INTEREST

     General. Subject to the terms and conditions of the TeleWest Agreement, Partners has agreed to sell or procure to be sold, and TeleWest has agreed to purchase, the Birmingham Cable Equity Interest for L125 million in cash, as well as Partners' right to, and interest in, certain subordinated loans and fees due to Partners and Comcast UK Consulting Inc. ("Comcast UK Consulting"), from Birmingham Cable and its subsidiaries (the "Birmingham Cable Loans and Fees") for L5 million in cash (or L2.5 million if the Amalgamation does not occur on or prior to the completion of the obligations required for such sale and purchase (the "Birmingham Cable Completion") with a further L2.5 million to be paid upon the Closing of the Amalgamation). The Birmingham Cable Completion will occur immediately prior to the Closing of the Amalgamation or, if the Amalgamation occurs before October 16, 1998, on October 16, 1998, provided, that if the Closing of the Amalgamation has not taken place by December 31, 1998, the Birmingham Cable Completion will occur on December 31, 1998.

     Period Between the Date of the TeleWest Agreement and the Birmingham Cable Completion. Pursuant to the TeleWest Agreement, Partners has agreed that during the period from the date of the TeleWest Agreement to the Birmingham Cable Completion, except with the prior written consent of TeleWest and as otherwise contemplated by the TeleWest Agreement, it will not: (i) sell, transfer, assign, grant options over, dispose of, or otherwise deal in any manner with the legal title to, or the beneficial ownership of, or any other interest in, any shares in Birmingham Cable beneficially owned by it or any loans due to it; (ii) demand repayment of any of the loans or accrued consulting fees due to it or any of its subsidiary or parent undertakings or the payment of interest thereon; or (iii) enter into any agreement to do any of the foregoing in relation to such shares in Birmingham Cable.

     Deliveries at the Birmingham Cable Completion. The TeleWest Agreement provides that at the Birmingham Cable Completion, Partners will deliver to TeleWest, except as otherwise waived by TeleWest: (i) a stock transfer form duly executed by Partners transferring the Birmingham Cable Equity Interest to TeleWest; (ii) resignation letters executed as deeds from Ronald Lawley and Gary Mizga resigning as directors of Birmingham Cable with effect from the Birmingham Cable Completion without any compensation for loss of office and waiving any other claims which they may have in their capacity as directors against Birmingham Cable; (iii) an agreement executed by Comcast UK Consulting terminating the Consultant Agreement for Operational Assistance, dated April 25, 1990, between Birmingham Cable, Birmingham Cable Limited and Comcast UK Consulting, as amended, and the Management Agreement, dated April 25, 1990, between Birmingham Cable, Birmingham Cable Limited, US West International Holdings Inc. and Comcast Cablevision of Birmingham Inc., as of the Birmingham Cable Completion; (iv) a letter executed by Partners consenting to TeleWest (or, if so directed by TeleWest, to TeleWest Holdings) being registered as the sole holder of the Birmingham Cable Equity Interest for purposes of Birmingham Cable's articles of association; and (v) an assignment executed by Partners and Comcast UK Consulting assigning their respective rights and interests in the Birmingham Cable Loans and Fees to TeleWest conditional upon TeleWest entering into a deed of subordination and providing to Chemical Investment Bank Limited ("Chemical") such evidence as is required by the L175 million Revolving Credit Facility Agreement, dated February 15, 1995, in favor of Birmingham Cable.

     The TeleWest Agreement also provides that as of the Birmingham Cable Completion, except as otherwise waived by Partners, TeleWest will: (i) procure the telegraphic transfer of L130 million (or, if the Amalgamation does not occur on or prior to the Birmingham Cable Completion L127.5 million) in cleared funds to an account specified by Partners, receipt of which will discharge TeleWest from its obligation to pay the consideration for the Birmingham Cable Equity Interest and the Birmingham Cable Loans and Fees; (ii) deliver to Partners the executed counterpart of the agreement described in subsection (iii) of the preceding paragraph; and (iii) if required by Partners, deliver to Partners or, if so directed, to Chemical, an executed deed of subordination and evidence referred to in subsection (v) of the preceding paragraph.

     Co-Ownership Agreement; Waiver of Claims. Each of Partners, TeleWest and TeleWest Holdings agrees that the sale of the Birmingham Cable Equity Interest to TeleWest (or TeleWest Holdings) pursuant to the TeleWest Agreement will supercede the provisions of the Co-Ownership Agreement which would otherwise apply as a result of the Amalgamation being implemented. In addition, each of Partners and TeleWest Holdings agrees that with effect from the Birmingham Cable Completion, the Co-Ownership Agreement will terminate without any liability for any of the parties thereto. Each of Partners and TeleWest Holdings also waives any claims and rights it may have against the other as of the date of the TeleWest Agreement.

     Notification to Appraiser. Each of Partners and TeleWest Holdings has agreed to inform the appraiser appointed pursuant to the Co-Ownership Agreement of the settlement reached under the TeleWest Agreement and to use its best efforts to ensure that the appraisal process is terminated as soon as practicable. See "THE AMALGAMATION -- Purchase Rights Relating to Partners' Interest in Birmingham Cable and Cable London -- Birmingham Cable." Partners has agreed to pay any fees and expenses incurred in such appraisal process.

     Releases. Each of TeleWest and TeleWest Holdings has agreed that with effect from the Birmingham Cable Completion, it will procure that Partners and its parent and subsidiary undertakings are released from all past, present and future obligations under certain subscription agreements as set forth in the TeleWest Agreement. TeleWest has also agreed that following the Birmingham Cable Completion, it will use all reasonable efforts to obtain the release of Partners and its subsidiary and parent undertakings as of the date of the TeleWest Agreement from all guarantees, indemnities, counter-indemnities and letters of comfort (collectively, the "Guarantees") given to any third party by Partners as of the date of the TeleWest Agreement in respect of any liability or obligation of Birmingham Cable and, pending such release, to indemnify Partners against all amounts paid by it to any third party pursuant to any such Guarantees arising after the Birmingham Cable Completion. TeleWest has also agreed that it will pay any amounts properly due and payable under the Guarantees as and when such amounts are due.

     Birmingham Link Agreement. NTL has agreed that if the Amalgamation is completed, Birmingham Cable may terminate the Birmingham Link Agreement, dated February 13, 1993, between National Transcommunications Limited and Birmingham Cable upon six months' prior written notice at any time on or after January 1, 2000.

     Other. Under the terms of the TeleWest Agreement, TeleWest may, at its option by notice to Partners at any time prior to the Birmingham Cable Completion, substitute TeleWest Holdings as the purchaser of the Birmingham Cable Equity Interest and the Birmingham Cable Loans and Fees and to satisfy the consideration payable in respect thereof. If such option is exercised, the guarantee as described under "Guarantees -- TeleWest Guarantee" below will become effective.

CABLE LONDON "SHOOT-OUT"

     Procedure. The TeleWest Agreement provides that at any time during the Shoot-out Period (as defined herein), Partners may give notice, and not later than the end of the Shoot-out Period Partners shall give notice (the "Offer Notice"), to TeleWest offering to sell to TeleWest the Cable London Equity Interest and all of the rights and interests of Partners and its subsidiaries in certain subordinated loans and fees due to Partners and Comcast UK Consulting and any of their respective subsidiaries and parent undertakings from Cable London and its subsidiaries (the "CUKCP Cable London Loans and Fees") for the cash sum (the "Sum") specified in the Offer Notice on the terms and conditions set forth in the TeleWest Agreement (the "Offer"). If Partners fails to give the Offer Notice prior to the end of the Shoot-out Period, then Partners will be deemed to have delivered an Offer Notice for a sum equal to L100 million. For purposes of the TeleWest Agreement and this Joint Proxy Statement/Prospectus, "Shoot-out Period" means the period commencing on the date which is the earlier of (i) six months after (A) the Closing Date of the Amalgamation or (B) if earlier, December 31, 1998, and (ii) the earlier of (A) the date on which a public announcement is made of a firm intention to make a recommended offer for the ordinary shares of TeleWest (other than those owned or contracted to be acquired by the offeror or persons acting in concert with the offeror) or of a merger between NTL and a third party where NTL is not the surviving entity whether or not, in either case, subject to the satisfaction of any pre-conditions, and (B) the completion of any such offer or merger whether or not recommended, and ending at midnight on the date which is three months thereafter (both dates inclusive).

     Pursuant to the TeleWest Agreement, TeleWest will have 30 days (the "Acceptance Period") in which to accept or decline the Offer by notice to Partners. If TeleWest accepts the Offer, Partners will sell, and will procure that its subsidiaries will sell, subject to and conditional upon the receipt or waiver of the Shoot-out Approvals (as defined herein), to TeleWest, and TeleWest will purchase from Partners or any of its subsidiaries, the Cable London Equity Interest, as of the date of completion of the obligations required for such sale and purchase (the "Cable London Completion"), as well as their respective rights and interests in the CUKCP Cable London Loans and Fees, at the Sum specified in the Offer Notice. If TeleWest declines the Offer or gives no notice within the Acceptance Period, TeleWest will sell, and will procure that its subsidiaries and MediaOne Cable Communications Limited will sell, subject to and conditional upon the receipt or waiver of the Shoot-out Approvals, to Partners, and Partners will purchase from TeleWest or any of its subsidiaries, all of the shares in the capital of Cable London owned and to be owned, or in which TeleWest has an interest, at the Cable London Completion, as well as the respective rights and interests of TeleWest and its subsidiaries in certain subordinated loans and fees due to TeleWest and any of its subsidiaries from Cable London and its subsidiaries (the "TeleWest Cable London Loans and Fees") at the Sum specified in the Offer Notice. See "-- Shoot-out Approvals."

     If, as referred to in the preceding paragraph, either TeleWest or Partners (the "Purchaser") becomes obliged or agrees to purchase the shares in Cable London which are owned by the other (the "Vendor"), the sale of such shares (the "Cable London Sale Shares") will be completed on such date as the Purchaser may specify upon at least 10 business days' prior notice to the Vendor. If the Cable London Completion has not occurred within 90 days after the end of the Acceptance Period (the "Long Stop Date"), the Purchaser will no longer be entitled to purchase the Cable London Sale Shares and the relevant Cable London Loans and Fees unless it elects, by prior written notice to the Vendor, to delay the date of the Cable London Completion by a period of up to a further 90 days from the Long Stop Date. If the Purchaser exercises such option, it shall pay to the Vendor at the Cable London Completion an amount equal to 5% of the Sum for every 30 days (or part thereof) by which the date for the Cable London Completion is extended from the Long Stop Date up to a maximum of 90 days. If the Cable London Sale Shares have not been purchased by the end of the prescribed period, the Purchaser will no longer be entitled to purchase the Cable London Sale Shares or the relevant Cable London Loan and Fees, and the Vendor will then have the option (to be exercised and completed within 60 days) to purchase the Cable London Sale Shares and the relevant Cable London Loan and Fees from the Purchaser for an amount equal to 70% of the Sum. Such option will be the only remedy of the Vendor for any failure by the Purchaser to acquire the Cable London Sale Shares and the relevant Cable London Loans and Fees.

     If the Purchaser is prohibited from acquiring the Cable London Sale Shares solely because it is unable to obtain the requisite Shoot-out Approvals from the DTI, the ITC and OFTEL by the expiration of the prescribed period and the Purchaser elects not to waive such Shoot-out Approvals, the Vendor will have the option (to be exercised and completed within 60 days) to purchase the shares in Cable London owned by the Purchaser for the Sum. If the Purchaser is unable to acquire the Cable London Sale Shares because it is unable to obtain the requisite Shoot-out Approval from the Canadian Imperial Bank of Commerce ("CIBC"), as agent and security trustee under the terms of the L170 million credit facility in favor of Cable London, by the expiration of the prescribed period, then the provisions relating to the Shoot-out procedure in the TeleWest Agreement will cease to apply (without prejudice to any breaches of such provisions prior to such date).

     Deliveries at the Cable London Completion. The TeleWest Agreement provides that at the Cable London Completion, the Vendor will deliver to the Purchaser:
(i) a duly executed transfer of the shares in Cable London owned by the Vendor as of the Cable London Completion, together with the share certificates relating to such shares; (ii) resignation letters executed as deeds from those directors of Cable London appointed by the Vendor resigning as directors of Cable London and its subsidiaries with effect from the Cable London Completion without any compensation for loss of office and waiving any other claims against Cable London; (iii) if the Amalgamation has not been previously completed, an agreement duly executed by Partners (if Partners is the Vendor) or MediaOne (if TeleWest is the Vendor) terminating the Consultant Agreement for Operational Assistance, dated August 17, 1989, between Cable London and Comcast (the "Partners Consultant Agreement") (if Partners is the Vendor) or the Consultant Agreement for Technical Assistance, between Cable London and MediaOne (the "TeleWest Consultant Agreement") (if TeleWest is the Vendor) with effect from the Cable London Completion without any liability or obligation upon either party to such agreements (and, in the case of the termination of the Partners Consultant Agreement, upon Comcast) other than for accrued fees; (iv) if Partners is the Vendor, an agreement duly executed by Partners terminating the Equalisation Deed, dated July 17, 1996, between TeleWest and Partners, with effect from the Cable London Completion; (v) if TeleWest is the Vendor, an agreement terminating all of the provisions of the Equalisation Deed other than those as set forth in the TeleWest Agreement; and (vi) unless the relevant Cable London Loans and Fees are to be capitalized pursuant to "-- Capitalization" below, an assignment duly executed by the Vendor and MediaOne (if TeleWest is the Vendor) assigning their respective rights and interests in the relevant Cable London Loans and Fees to the Purchaser.

     The TeleWest Agreement also provides that at the Cable London Completion, the Purchaser will: (i) procure the telegraphic transfer of the Sum (or such lesser amount in accordance with the TeleWest Agreement) in cleared funds to such account as the Vendor shall specify and any further amount payable to the Vendor pursuant to the TeleWest Agreement; (ii) if required by the Vendor, deliver to the Vendor or, if so directed, to CIBC, a mortgage and deed of subordination duly executed by the Purchaser, together with a legal opinion confirming the capacity of the Purchaser to enter into such documents and that the Purchaser's obligations thereunder are legal, valid and binding and enforceable in accordance with their terms; and (iii) deliver to the Vendor the counterparts of the agreements referred to in subsections (iii), (iv) or (v) of the preceding paragraph, as appropriate, and subsection (vi) of the preceding paragraph duly executed by Cable London and the Vendor, as appropriate.

     Conduct of Business During the Shoot-out Period. Pursuant to the TeleWest Agreement, each of TeleWest and Partners has agreed that between the date of the TeleWest Agreement and the expiration of the Shoot-out Period it will not and will procure that none of its subsidiary or parent undertakings will, except with the prior written consent of the other: (i) sell, transfer, assign, grant options over, dispose of, or otherwise deal in any manner with the legal title to, or the beneficial ownership of, or any other interest in, any shares in Cable London owned by it or any loans due to it, other than as contemplated by the TeleWest Agreement or the Equalisation Deed; (ii) demand repayment of any of the loans or accrued consultancy fees due to it or any of its subsidiary or parent undertakings by Cable London or any of its subsidiaries or the payment of interest thereon, other than as contemplated by the TeleWest Agreement; (iii) enter into any agreement to do any of the foregoing in relation to such shares in Cable London.

     Releases. The Purchaser has agreed that with effect from the Cable London Completion, it will procure that the Vendor and its parent and subsidiary undertakings as at the date of the TeleWest Agreement are released from all past, present and future obligations under the agreement, dated July 10, 1989, between Cable London, US West International Holdings, Comcast, Jerold Samuel Nathan, Malcolm Gee, Sally Margaret Davids and Stephen Michael Kirk. The Purchaser has also agreed that, following the Cable London Completion, it will use all reasonable endeavors to obtain the release of the Vendor and its subsidiary and parent undertakings as of the date of the TeleWest Agreement from all Guarantees given in relation to any liability or obligation of Cable London or any of its subsidiaries and pending such release, to indemnify the Vendor against all amounts paid by it to any third party pursuant to any such Guarantees arising after the Cable London Completion. The Purchaser has also agreed that it will pay any amounts properly due and payable under the Guarantees as and when such amounts are due.

     Shoot-out Approvals. The Cable London Completion is conditioned upon the following (the "Shoot-out Approvals"): (i) the Purchaser receiving written confirmation from the DTI and from the ITC to the effect that the acquisition of shares in Cable London pursuant to the TeleWest Agreement (the "Acquisition") will not lead to the revocation of any licenses issued pursuant to the Cable and Broadcasting Act 1984 or the Broadcasting Act 1990 (as amended) or the revocation of any of the telecommunications or wireless telegraphy licenses issued by the DTI pursuant to the Telecommunications Act 1984 or the Wireless Telegraphy Act 1949 or 1998 which are held by Cable London or any of its subsidiaries; (ii) OFTEL having indicated to the Purchaser either that the Acquisition does not qualify for investigation by the Monopolies and Mergers Commission pursuant to the Fair Trading Act 1973 or that The Secretary of State for Trade and Industry has decided not to refer the Acquisition to the Monopolies and Mergers Commission; and (iii) CIBC consenting to (A) the Acquisition, (B) the capitalization referred to in "-- Capitalization" below, unless the Cable London Loans and Fees are to be assigned, (C) the release of the shares in Cable London to be sold by the Vendor pursuant to the Acquisition from the security granted to CIBC over such shares and the termination of any deed of subordination between the Vendor and CIBC and (D) the assignment of the relevant Cable London Loans and Fees to the Purchaser, unless the relevant Cable London Loans and Fees are to be capitalized pursuant to "-- Capitalization" below, in each case with effect from the Cable London Completion.

     The Purchaser may waive any of the Shoot-out Approvals (other than the Shoot-out Approval from CIBC). Each of the parties has agreed to use its best efforts to obtain the Shoot-out Approvals following service of an Offer Notice and will cooperate, and procure that Cable London and its subsidiaries will cooperate, to obtain the Shoot-out Approvals. In particular, each of the parties has agreed to take such action as CIBC may reasonably require in order to obtain the Shoot-out Approval from CIBC.

     Capitalization. Each of Partners and TeleWest has agreed that if a capitalization will result in the requisite Shoot-out Approval from CIBC being obtained, or if requested by the proposed buyer of the Cable London Sale Shares, it will, with consent of CIBC, exercise all voting rights and other powers of control available to it, and procure that each director of Cable London appointed by it will vote and act in a manner, so as to procure that all loans and fees outstanding from the Vendor, or any subsidiary or parent undertaking of the Vendor, including any interest on such loans immediately prior to the Cable London Completion, are capitalized into ordinary shares of L1 each in Cable London immediately prior to or at the Cable London Completion.

OTHER ACTIONS WITH RESPECT TO CABLE LONDON

     The TeleWest Agreement provides that as soon as reasonably practicable after the date thereof, and in any event prior to August 31, 1998, each of TeleWest and Partners will exercise all voting rights and other powers of control available to it, and will procure that each director of Cable London appointed by it will act and vote in a manner so as to procure that: (i) immediately following the Closing of the Amalgamation, the Partners Consultant Agreement and the TeleWest Consultant Agreement are terminated without any liability for any of the parties thereto and that each of TeleWest and Partners waives any claims and rights it may have against the other or any of subsidiary or parent undertakings with respect to such agreement as of the date of the TeleWest Agreement; (ii) immediately following the Closing of the Amalgamation, George Blumenthal, J. Barclay Knapp, Leigh Wood and Mark Wynn are appointed as directors of Cable London and Gary Mizga and Ronald Lawley resign as directors of Cable London without any compensation for loss of office; and (iii) the Special Resolution, as set forth in Schedule 2 to the TeleWest Agreement, is duly passed, amending Cable London's articles of association.

     Each of TeleWest and Partners has also agreed that immediately following the Closing of the Amalgamation, the following persons will be treated as having been appointed by it as its Nominated Directors (as defined in Cable London's articles of association): (i) with respect to TeleWest, Charles Burdick, David Van Valkenburg and Mark Wynn and (ii) with respect to Partners, J. Barclay Knapp, Leigh Wood and George Blumenthal.

GUARANTEES

     TeleWest Guarantee. In consideration of Partners entering into the TeleWest Agreement, TeleWest has agreed to irrevocably and unconditionally guarantee, as primary obligor, the full, prompt and complete performance by TeleWest Holdings of all of its obligations under the TeleWest Agreement and the due and punctual payment of all sums now or subsequently payable by TeleWest Holdings to Partners under the TeleWest Agreement, and agrees that if TeleWest Holdings defaults in the payment of any sum under the TeleWest Agreement, TeleWest will, upon Partners' demand, pay such sum to Partners. Such obligations of TeleWest will not be affected by any act, omission, matter or thing which might otherwise operate to release or exonerate TeleWest from such obligations or affect such obligations, including without limitation and whether or not known to TeleWest:
(i) any time, indulgence, waiver or consent at any time given to TeleWest Holdings or any other person; (ii) any compromise or release of or abstention from perfecting or enforcing any right or remedy against TeleWest Holdings or any other person; (iii) any legal limitation, disability, incapacity or other circumstance relating to TeleWest Holdings or any other person or any amendment to or variation of the terms of the TeleWest Agreement or any other document referred to in the TeleWest Agreement; and (iv) any irregularity, unenforceability or invalidity of any obligations of TeleWest Holdings under the TeleWest Agreement or the dissolution, amalgamation, reconstruction or insolvency of TeleWest Holdings. Partners may enforce such guarantee without first taking any steps or proceedings against TeleWest Holdings. Such obligations of TeleWest will not take effect until, and are conditional upon, TeleWest exercising its right to substitute TeleWest Holdings as the purchaser of the Birmingham Cable Equity Interest and the Birmingham Cable Loans and Fees as described under "-- Sale of Birmingham Cable Equity Interest -- Other" above.

     NTL Guarantee. In consideration of TeleWest Holdings and TeleWest entering into the TeleWest Agreement, NTL has agreed to irrevocably and unconditionally guarantee, as primary obligor, the full, prompt and complete performance by Partners of all of its obligations under the TeleWest Agreement and the due and punctual payment of all sums now or subsequently payable by Partners to TeleWest Holdings under the TeleWest Agreement, and agrees that if Partners defaults in the payment of any sum under the TeleWest Agreement, NTL will, upon demand by TeleWest Holdings, pay such sum to TeleWest Holdings. Such obligations of NTL will not be affected by any act, omission, matter or thing which might otherwise operate to release or exonerate NTL from its obligations or affect such obligations, including without limitation and whether or not known to NTL: (i) any time, indulgence, waiver or consent at any time given to Partners or any other person; (ii) any compromise or release of or abstention from perfecting or enforcing any right or remedy against Partners or any other person; (iii) any legal limitation, disability, incapacity or other circumstance relating to Partners or any other person or any amendment to or variation of the terms of the TeleWest Agreement or any other document referred to in the TeleWest Agreement; and (iv) any irregularity, unenforceability or invalidity of any obligations of Partners under the TeleWest Agreement or the dissolution, amalgamation, reconstruction or insolvency of Partners. TeleWest Holdings or TeleWest may enforce such guarantee without first taking any steps or proceedings against Partners. Such obligations of NTL will not take effect until, and are conditional upon, the completion of the Amalgamation.

                 CERTAIN AGREEMENTS RELATED TO THE AMALGAMATION

     Stockholders of NTL and shareholders of Partners should note that although the following summary includes references to NTL Class C Stock, as a result of the TeleWest Agreement, such stock will not be issued as a form of consideration in the Amalgamation.

VOTING AGREEMENTS

     Concurrent with the execution of the Amalgamation Agreement, each of Comcast and Warburg, Pincus executed a Voting Agreement with NTL. Pursuant to the Voting Agreement executed by Comcast (the "Comcast Voting Agreement"), Comcast agreed that until the earlier to occur of the Effective Time or the termination of the Comcast Voting Agreement, it will, and will cause its subsidiaries to, vote in favor of the Amalgamation Agreement at the Partners Special General Meeting. Comcast also agreed that it will, and will cause its subsidiaries to, (i) comply with the relevant non-solicitation provisions of the Amalgamation Agreement, (ii) not sell, transfer, dispose or assign, directly or indirectly, all or any part of its interest in Partners other than pursuant to the Amalgamation Agreement, (iii) not enter into any new agreement or other arrangement between Comcast and its subsidiaries (other than Partners and its subsidiaries), on the one hand, and Partners, or any subsidiary of Partners, or any Significant Affiliate (as defined in the Amalgamation

Agreement), on the other hand, or amend any such existing agreement or other arrangement or (iv) if any interest in any Significant Affiliate is transferred by Partners or any subsidiary of Partners to Comcast or any subsidiary of Comcast, make arrangements to effectively transfer such interest to NTL at the Effective Time without any additional consideration (other than the consideration to be received in the Amalgamation) being payable by NTL. Additionally, Comcast agreed, on behalf of Comcast and its subsidiaries (other than Partners and its subsidiaries), that from and after the Effective Time, it will (i) for so long as Comcast is subject to the filing requirements of Section 13 of the Exchange Act with respect to NTL Capital Stock, vote any shares of NTL Capital Stock in the same proportion as voted by stockholders of NTL generally (other than any affiliate thereof), provided that this covenant does not apply to any class vote of the NTL Class C Stock or NTL Class D Stock, (ii) use its reasonable efforts to provide that any person now serving as a director of a Significant Affiliate at the request of Comcast or any of its subsidiaries continue to so serve until NTL shall otherwise direct and use its reasonable efforts to cause such person to consult with NTL with respect to their duties and (iii) assign to NTL any rights which Comcast or any of its subsidiaries (other than Partners and its subsidiaries) may have with respect to any management, consulting or similar agreement with Partners, any subsidiary of Partners or any Significant Affiliate and transfer and pay, promptly upon receipt, to NTL or its designee, any proceeds therefrom received by Comcast or any subsidiary of Comcast in respect thereof, provided that NTL shall have agreed to assume or otherwise be responsible for any obligations thereunder. The Comcast Voting Agreement will terminate upon termination of the Amalgamation Agreement.

     Pursuant to the voting agreement executed by Warburg, Pincus (the "Warburg, Pincus Voting Agreement"), Warburg, Pincus agreed, on behalf of itself and its affiliates, to vote in favor of the Amalgamation Agreement at the Partners Special General Meeting, as well as to comply with the relevant nonsolicitation provisions of the Amalgamation Agreement and not to sell, transfer, dispose or assign, directly or indirectly, all or any part of its interest in Partners other than pursuant to the Amalgamation Agreement. Additionally, Warburg, Pincus consented to the Amalgamation Agreement for purposes of the Shareholders Agreement, dated September 20, 1994, between Comcast, Warburg, Pincus, Holdings and Partners and acknowledged that such agreement will terminate at the Effective Time. The Warburg, Pincus Voting Agreement will terminate upon termination of the Amalgamation Agreement.

     The foregoing summary of the Voting Agreements is qualified in its entirety by the text of the Voting Agreements which are attached as Annex F hereto and which are incorporated herein by reference.

THE REGISTRATION RIGHTS AGREEMENT

     The Amalgamation Agreement requires NTL to enter into the Registration Rights Agreement with Comcast and Warburg, Pincus on or prior to the Closing Date. Pursuant to the Registration Rights Agreement, NTL will be obligated to file a registration statement with the SEC upon written notice by either Comcast or Warburg, Pincus to register their shares of NTL Capital Stock received in connection with the Amalgamation. The Registration Rights Agreement will entitle each of Comcast and Warburg, Pincus to request the filing of two such registration statements, provided that (i) neither Comcast nor Warburg, Pincus may demand more than one such registration statement in any 12-month period and
(ii) NTL will not be required to effect more than one demand registration in any 3-month period. Each of Comcast and Warburg, Pincus will have the right to participate in the demand of the other, but no other stockholder will have the right, or would be given the right, to "piggyback" on any such demand.

     Pursuant to the Registration Rights Agreement, each of Comcast and Warburg, Pincus will have the right to "piggyback" on up to two registrations filed by NTL subject to customary terms, including priority of NTL primary shares.

     NTL is required to bear the expenses of the registration of the shares of NTL Capital Stock received by Comcast and Warburg, Pincus pursuant to the Amalgamation. NTL will also pay the fees and disbursements, subject to certain limitations, of counsel selected by each of Comcast and Warburg, Pincus to represent them. Comcast and Warburg, Pincus are responsible for paying any other selling expenses, including underwriting discounts and broker's commissions, and expenses of their respective counsel except as described in the previous sentence.

     From and after one year from the signing of the Amalgamation Agreement, if Warburg, Pincus delivers a satisfactory written legal opinion to NTL and its transfer agent, NTL will cause the transfer agent to issue to Warburg, Pincus unlegended certificates in respect of the shares of NTL Capital Stock held by Warburg, Pincus.

     The foregoing summary of the Registration Rights Agreement is qualified in its entirety by the text of the form of Registration Rights Agreement which is attached as Annex G hereto and which is incorporated herein by reference.

LOCK-UP AGREEMENTS

     The Amalgamation Agreement requires that, on or prior to the Closing Date, each of Comcast and Warburg, Pincus enter into a "lock-up" agreement with NTL preventing them from selling, transferring or disposing of any interest in the consideration received by them in connection with the Amalgamation for a period of 150 days after the Closing Date.

     The foregoing summary of such "lock-up" agreements is qualified in its entirety by the texts of the forms of "lock-up" agreements which are attached as Annex H hereto and which are incorporated herein by reference.

                        MARKET PRICE DATA AND DIVIDENDS

     The NTL Common Stock is quoted and traded on the NASDAQ under the symbol "NTLI." From October 14, 1993 through March 26, 1997, the NTL Common Stock was quoted and traded on the NASDAQ under the symbol "ICTL." The Class A Common Shares are traded in the over-the-counter market and are quoted on the NASDAQ under the symbol "CMCAF." There is no established public trading market for the Class B Common Shares. The following table sets forth, for the periods indicated, the high and low reported sales prices per share of NTL Common Stock and Class A Common Shares, as reported on the NASDAQ.

                                                          NTL               CLASS A
                                                     --------------      --------------
                                                      COMMON STOCK       COMMON SHARES
                                                     --------------      --------------
                                                     HIGH      LOW       HIGH      LOW
                                                     ----      ----      ----      ----
1995
  First Quarter....................................  $26 5/8   $20 1/4   $19 1/4   $13 7/8
  Second Quarter...................................   26 1/4    20 1/4    16 5/8    13 1/4
  Third Quarter....................................   28 7/8    24 3/8    17 3/8    14 1/8
  Fourth Quarter...................................   28 1/4    23 5/8    16 1/4    11 3/4
1996
  First Quarter....................................  $30 1/8   $21 5/8   $14 1/4   $11 1/2
  Second Quarter...................................   34 1/8    27 3/4    14 1/4    11 7/8
  Third Quarter....................................   30        22 5/8    13 7/8     9 5/8
  Fourth Quarter...................................   28 1/4    22 5/8    14        10
1997
  First Quarter....................................  $26 3/4   $18 1/8   $14 1/8   $ 9 3/4
  Second Quarter...................................   27 1/4    19        13        10 1/2
  Third Quarter....................................   27 7/8    20 1/8    12 1/4     9 1/8
  Fourth Quarter...................................   29 3/8    25 1/4    12 1/8     8 3/4
1998
  First Quarter....................................   45 3/4    26 3/4    14 5/8     8 5/8
  Second Quarter...................................   54        35 3/4    16 1/4    12 1/4
  Third Quarter (through September 29, 1998).......   65        35 1/2    18 11/16  12 5/8

     On February 4, 1998, the last trading day prior to the public announcement of the execution of the Amalgamation Agreement, the composite closing prices of the NTL Common Stock and the Class A Common Shares, as reported on the NASDAQ, were $32.000 per share and $9.250 per share, respectively. On September 29, 1998, the last trading day prior to the date of this Joint Proxy Statement/Prospectus, the composite closing prices of the NTL Common Stock and the Class A Common Shares, as reported on the NASDAQ, were $44.875 per share and $15.875 per share, respectively.

     The market prices of shares of NTL Common Stock and the Class A Common Shares are subject to fluctuation. As a result, stockholders of NTL and shareholders of Partners are urged to obtain current market quotations.

     Since their inceptions, neither NTL nor Partners has declared or paid any cash dividends on the NTL Common Stock or the Class A Common Shares, respectively. NTL currently intends to retain its earnings for future growth and, therefore, does not anticipate paying cash dividends in the foreseeable future. Partners is prohibited from paying dividends on the Class B Common Shares without also paying pro rata dividends on the Class A Common Shares.

                        DESCRIPTION OF NTL CAPITAL STOCK

GENERAL

     The authorized capital stock of NTL consists of 100,000,000 shares of NTL Common Stock, par value $.01 per share, and 2,500,000 shares of preferred stock, par value $.01 per share (the "NTL Preferred Stock"). At the close of business on September 4, 1998: (i) approximately 41,383,000 shares of NTL Common Stock were issued and outstanding; (ii) no shares of NTL Common Stock were held by NTL in its treasury; (iii) approximately 121,000 shares of the NTL 13% Preferred were issued and outstanding; (iv) 1,000,000 shares of Series A Junior Participating Preferred Stock (the "Rights Preferred Stock") were reserved for issuance pursuant to the Rights Agreement; (v) approximately 7,261,000 shares of NTL Common Stock were reserved for issuance pursuant to the conversion of the 7% Convertible Notes; (vi) approximately 939,000 shares of NTL Common Stock were reserved for issuance upon the exercise of certain warrants; and (vii) approximately 15,545,000 shares of NTL Common Stock were reserved for issuance pursuant to various NTL employee and director stock options.

NTL COMMON STOCK

     The holders of NTL Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders of NTL and do not have cumulative voting rights in the election of directors. Holders of NTL Common Stock are entitled to receive ratably such dividends as may from time to time be declared by the NTL Board out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of NTL, holders of NTL Common Stock would be entitled to share ratably in all assets of NTL available for distribution to holders of NTL Common Stock remaining after payment of liabilities and liquidation preference of any outstanding NTL Preferred Stock. Holders of NTL Common Stock have no preemptive rights and have no rights to convert their NTL Common Stock into any other securities, and there are no redemption provisions with respect to such shares. All of the outstanding shares of NTL Common Stock are fully paid and nonassessable.

NTL PREFERRED STOCK

     The NTL Board has the authority to issue NTL Preferred Stock in one or more series and to fix as to any such series the designation, title, voting powers and any other preferences, and relative, participating, optional or other special rights and qualifications, limitations or restrictions, without any further vote or action by the stockholders of NTL.

     NTL 13% Preferred. The NTL 13% Preferred ranks prior to the NTL Common Stock, Rights Preferred Stock and NTL Series A Preferred with respect to dividend rights and rights on liquidation, winding up and dissolution, and each share of NTL 13% Preferred has a liquidation preference of $1,000. Holders of shares of NTL 13% Preferred are entitled to receive, when, as and if declared by the NTL Board, quarterly dividends per share at a rate of 13% per annum ($130 per share). Dividends accruing on or prior to February 15, 2004 may, at NTL's option, be paid in cash, by issuing additional shares of NTL 13% Preferred having an aggregate liquidation preference equal to the amount of such dividends, or in any combination of the foregoing. Dividends accruing after February 15, 2004 must be paid in cash. NTL may redeem any or all of the NTL 13% Preferred on or after February 15, 2002 at declining redemption prices as set forth in the certificate of designation with respect to the NTL 13% Preferred, plus accrued and unpaid dividends to the date of redemption. NTL must redeem all outstanding shares of NTL 13% Preferred on February 15, 2009 at a price equal to 100% of the liquidation preference thereof, plus accrued and unpaid dividends to the date of redemption.

     Holders of NTL 13% Preferred have no general voting rights, except as otherwise required under Delaware law and except in certain circumstances as set forth in the certificate of designation with respect to the NTL 13% Preferred including (i) amending certain rights of the holders of the NTL 13% Preferred and (ii) the issuance of any class of equity securities that ranks on a parity with or senior to the NTL 13% Preferred, other than additional shares of the NTL 13% Preferred issued in lieu of cash dividends or parity securities issued to finance the redemption by NTL of the NTL 13% Preferred. In addition, if (i) dividends are in arrears for six quarterly periods (whether or not consecutive) or (ii) NTL fails to make a mandatory redemption or an offer to purchase all of the outstanding shares of NTL 13% Preferred following a Change of Control Triggering Event (as defined in the certificate of designation with respect to the NTL 13% Preferred) as required or fails to pay pursuant to such redemption or offer, holders of a majority of the outstanding shares of NTL 13% Preferred, voting as a class, will be entitled to elect two directors to the NTL Board. In the event of a Change of Control Triggering Event, NTL will, subject to certain conditions, offer to purchase all outstanding shares of NTL 13% Preferred at a purchase price equal to 101% of the liquidation preference thereof, plus accrued and unpaid dividends to the date of purchase. Moreover, in the event of a Change of Control Call Event (as defined in the certificate of designation with respect to the NTL 13% Preferred), NTL will have the option to redeem all of the outstanding shares of NTL 13% Preferred at a redemption price equal to 100% of the liquidation preference thereof plus the applicable premium and accrued and unpaid dividends to the date of repurchase.

     On any scheduled dividend payment date, NTL may, at its option, exchange all, but not less than all, of the shares of NTL 13% Preferred then outstanding into NTL's 13% Series B Subordinated Exchange Debentures Due 2009.

     NTL Class D Stock. Each share of NTL Class D Stock shall be entitled to receive, when, as and if declared by the NTL Board, out of funds legally available for the payment of dividends, contemporaneously with any dividends with respect to shares of NTL Common Stock, dividends in an amount per share (rounded to the nearest cent) equal to, subject to the provision for adjustment hereinafter set forth, 1.00 times the aggregate per share amount of cash dividends declared by the NTL Board with respect to the NTL Common Stock, and
1.00 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions (other than a dividend payable in shares of NTL Common Stock or a subdivision of the outstanding shares of NTL Common Stock, by reclassification or otherwise) declared by the NTL Board with respect to the NTL Common Stock, to the same extent as, on the same basis as, and in the same form as (whether payable in cash or in kind), any dividends with respect to shares of NTL Common Stock. In the event NTL shall at any time after the date of initial issuance of the NTL Class D Stock, (i) declare any dividend on NTL Common Stock payable in shares of NTL Common Stock, (ii) subdivide the outstanding NTL Common Stock, or (iii) combine the outstanding NTL Common Stock into a smaller number of shares, then in each such case the amount to which each share of NTL Class D Stock was entitled to receive immediately prior to such event shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of NTL Common Stock outstanding immediately after such event and the denominator of which is the number of shares of NTL Common Stock that were outstanding immediately prior to such event.

     So long as any shares of NTL Class D Stock are outstanding, no dividends shall be declared or paid or set apart for payment or other distribution declared or made upon Parity Securities (as defined herein) or Junior Securities (as defined herein) by NTL, unless a dividend in the amount and form provided for herein is paid or set apart for payment on or in respect of the NTL Class D Stock.

     Except as otherwise provided in the NTL Restated Certificate or under applicable law, (i) each share of NTL Class D Stock shall be entitled to vote together with the NTL Common Stock on all matters submitted for a vote of holders of NTL Common Stock as a single class, (ii) subject to the provision for adjustment hereinafter set forth, shall be entitled to 1.00 votes per share of NTL Class D Stock and (iii) shall be entitled to notice of any stockholders' meeting in accordance with the NTL Restated Certificate and the NTL By-laws. In the event NTL shall at any time after the date of initial issuance of the NTL Class D Stock (i) declare any dividend on NTL Common Stock payable in shares of NTL Common Stock, (ii) subdivide the outstanding NTL Common Stock or (iii) combine the outstanding NTL Common Stock into a smaller number of shares, then in each such case the number of votes per share to which holders of shares of NTL Class D Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction, the numerator of which is the number of shares of NTL Common Stock outstanding immediately after such event and the denominator of which is the number of shares of NTL Common Stock that were outstanding immediately prior to such event.

     So long as any shares of NTL Class D Stock are outstanding, NTL shall not, without the written consent or affirmative vote at a meeting called for that purpose of the holders of two-thirds or more of the shares of NTL Class D Stock then outstanding, amend, alter or repeal, whether by merger, consolidation, combination, reclassification or otherwise, the NTL Restated Certificate or the NTL By-laws or of any provision thereof (including the adoption of a new provision thereof) which would result in an alteration or circumvention of the voting powers, designation and preferences and relative participating, optional and other special rights, and qualifications, limitations and restrictions of the NTL Class D Stock. This required consent or vote shall be in addition to any approval of stockholders of NTL which may be required by law or pursuant to any other provision of the NTL Restated Certificate or the NTL By-laws.

     Any shares of NTL Class D Stock purchased or otherwise acquired by NTL in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of preferred stock and may be reissued as part of a new series of preferred stock to be created by resolution or resolutions of the NTL Board, subject to the conditions and restrictions on issuance set forth herein.

     Upon any voluntary or involuntary liquidation, dissolution or winding up of NTL, no distribution shall be made to the holders of Junior Securities unless, prior thereto, the holders of shares of NTL Class D Stock shall have received $0.01 per share (the "Class D Liquidation Preference"), and the holders of Parity Securities shall have received any liquidation preference due them (the "Parity Preference"). Following the payment of the full amount of the Class D Liquidation Preference, no additional distributions shall be made to the holders of shares of NTL Class D Stock unless, prior thereto, the holders of shares of NTL Common Stock shall have received an amount per share (the "Common Adjustment") equal to the quotient obtained by dividing (i) the Class D Liquidation Preference by (ii) 1.00 (as appropriately adjusted to reflect such events as stock splits, stock dividends and recapitalizations with respect to the NTL Common Stock) (such number in clause (ii) being hereinafter referred to as the "Adjustment Number"). Following the payment of the full amount of the Class D Liquidation Preference, the Parity Preference and the Common Adjustment in respect of all outstanding shares of NTL Class D Stock and NTL Common Stock, respectively, holders of shares of NTL Class D Stock and NTL Common Stock shall receive their ratable and proportionate share of the remaining assets to be distributed in the ratio of the Adjustment Number to 1 with respect to such NTL Class D Stock and NTL Common Stock, on a per share basis, respectively.

     In the event, however, that there are not sufficient assets available to permit payment in full of the Class D Liquidation Preference and the Parity Preference, then such remaining assets shall be distributed ratably to the holders of all such shares in proportion to their respective liquidation preferences. In the event, however, that there are not sufficient assets available to permit payment in full of the Common Adjustment, then such remaining assets shall be distributed ratably to the holders of NTL Common Stock.

     In the event NTL shall at any time after the date of first issuance of the NTL Class D Stock (i) declare any dividend on NTL Common Stock payable in shares of NTL Common Stock, (ii) subdivide the outstanding NTL Common Stock or (iii) combine the outstanding NTL Common Stock into a smaller number of shares, then in each such case the Adjustment Number in effect immediately prior to such event shall be adjusted by multiplying such Adjustment Number by a fraction, the numerator of which is the number of shares of NTL Common Stock outstanding immediately after such event and the denominator of which is the number of shares of NTL Common Stock that were outstanding immediately prior to such event.

     If NTL shall enter into any consolidation, merger, share exchange, combination or other transaction in which the shares of NTL Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the shares of NTL Class D Stock shall at the same time be similarly exchanged or changed in an amount per share (subject to the provision for adjustment hereinafter set forth) equal to 1.00 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of NTL Common Stock is changed or exchanged. In the event NTL shall at any time after the date of first issuance of the NTL Class D Stock (i) declare any dividend on NTL Common Stock payable in shares of NTL Common Stock, (ii) subdivide the outstanding NTL Common Stock or (iii) combine the outstanding NTL Common Stock into a smaller number of shares, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of NTL Class D Stock shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of NTL Common Stock outstanding immediately after such event and the denominator of which is the number of shares of NTL Common Stock that were outstanding immediately prior to such event.

     Except as set forth below, the shares of NTL Class D Stock shall not be redeemable. If the Purchase Right is Exercised, each share of NTL Class D Stock shall, within 45 days of the receipt by NTL of the Net Proceeds, be redeemed by NTL for a pro rata (by number of shares of NTL Class D Stock originally issued) share of the Net Proceeds. Such redemption shall be, at the election of NTL, payable either (i) in cash, subject to any requirements of law or NTL's debt instruments or (ii) in shares of NTL Common Stock valued at the greater of $30.00 per share (subject to adjustment if change in NTL Common Stock prior to the date of first issuance of the NTL Class D Stock or the NTL Average Market Price as of the date of receipt of the proceeds by NTL.

     Nothing contained in the terms of the NTL Class D Stock shall be deemed to restrict or prohibit NTL from acquiring shares of NTL Class D Stock.

     If (i) NTL shall so elect in its sole discretion or (ii) the Purchase Right is Resolved, NTL shall, within 45 days of the date of election with respect to clause (i) or the date the Purchase Rights is Resolved with respect to clause
(ii), exchange each share of NTL Class D Stock into 1.00 shares (or, if there has been one or more adjustments, the adjusted number of shares) of NTL Common Stock.

     In the event of redemption of the NTL Class D Stock or an exchange of the shares of NTL Class D Stock, notice of such redemption or exchange shall be given to each holder of record of the shares to be redeemed or exchanged at such holder's address as the same appears on the stock transfer books of NTL at least 30 but not more than 45 days before the date fixed for redemption or exchange, as the case may be; provided, however, that no failure to give such notice nor any defect therein shall affect the validity of the redemption or exchange of any share of NTL Class D Stock to be redeemed or exchanged except as to the holder to whom NTL has failed to give said notice or except as to the holder whose notice was defective. Each such notice shall state: (i) the redemption date or exchange date; (ii) the amount and nature of the consideration to be paid in respect of each share; (iii) the place or places where certificates for such shares are to be surrendered for redemption or exchange; (iv) the specific provision hereof pursuant to which such redemption or exchange is to be made; and (v) that dividends on the shares to be redeemed or exchanged will cease to accrue on such redemption date or exchange date. Upon giving any notice of a redemption or notice of exchange, NTL shall become obligated to redeem or exchange the shares of NTL Class D Stock specified in such notice on the redemption date or exchange date, as the case may be, specified in such notice.

     Notice having been given as aforesaid, from and after the redemption date or the exchange date (unless, in the case of a redemption, default shall be made by NTL in providing money for the payment of the redemption price of the shares called for redemption or, in the case of an exchange, NTL defaults in issuing NTL Common Stock or fails to pay or set aside for payment accrued and unpaid dividends on the NTL Class D Stock to the exchange date), dividends on the shares of NTL Class D Stock called for redemption or exchange shall cease to accrue, and all rights of the holders thereof as stockholders of NTL (except the right to receive from NTL the redemption price without interest or the NTL Common Stock and accrued and unpaid dividends on the NTL Class D Stock to the exchange date) shall cease. Upon surrender in accordance with said notice of the certificates for any shares so redeemed or exchanged (properly endorsed or assigned for transfer, if the NTL Board shall so require and the notice shall so state), such share shall be redeemed or exchanged by NTL at the redemption price or rate of exchange aforesaid.

     NTL will pay any and all issuance and delivery taxes that may be payable in respect of the issuance or delivery of NTL Common Stock in exchange for shares of NTL Class D Stock. NTL shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of NTL Common Stock in a name other than that in which the shares of NTL Class D Stock so exchange were registered, and no such issuance or delivery shall be made unless and until the person requesting such issuance has paid to NTL the amount of any such tax or has established to the satisfaction of NTL that such tax has been paid.

     If a notice of redemption shall have been given, such redemption is for consideration consisting solely of cash and if, prior to the redemption date, NTL shall have irrevocably deposited the aggregate redemption price of the shares of NTL Class D Stock to be redeemed in trust for the pro rata benefit of the holders of the shares of NTL Class D Stock to be redeemed, so as to be and to continue to be available therefor, with a bank or trust company that (i) is organized under the laws of the United States of America or any state thereof,
(ii) has capital and surplus of not less than $250,000,000 and (iii) has, or, if it has no publicly traded debt securities rated by a nationally recognized rating agency, is the subsidiary of a bank holding company that has, publicly traded debt securities rated at least "A" or the equivalent thereof by Standard & Poor's NTL or "A-2" or the equivalent by Moody's Investor Service Inc., then upon making such deposit, all rights of holders of the shares so called for redemption shall cease, except the right of holders of such shares to receive the redemption price against delivery of such shares, but without interest, and such shares shall cease to be outstanding. Any funds so deposited that are unclaimed by holders of shares at the end of three years from such redemption date shall be repaid to NTL upon its request, after which repayment the holders of shares of NTL Class D Stock so called for redemption shall thereafter be entitled to look only to NTL for payment of the redemption price.

     In the event of redemption of shares of NTL Class D Stock for shares of NTL Common Stock or an exchange of NTL Class D Stock for shares of NTL Common Stock:

          (i) such redemption or exchange shall be deemed to have been effected on the redemption date or the exchange date, as the case may be, and the person in whose name or names any certificate or certificates for shares of NTL Common Stock shall be issuable upon such redemption or exchange shall be deemed to have become the holder of record of the shares of NTL Common Stock represented thereby as of the close of business on the redemption date or the exchange date, as the case may be;

          (ii) all such shares of NTL Common Stock issued upon redemption or exchange of the NTL Class D Stock will upon issuance be duly and validly issued and fully paid and non-assessable, free of all liens and charges and not subject to any preemptive rights;

          (iii) effective as of the close of business on the redemption date or exchange date, as the case may be, the holder thereof shall be deemed to be the holder of the shares of NTL Common Stock for which such shares of NTL Class D Stock were redeemed or exchanged, as the case may be, and, as from the redemption date or the exchange date, as the case may be, such holder shall be entitled to all rights of a holder of NTL Common Stock;

          (iv) prior to the issuance of any such shares of NTL Common Stock, NTL shall comply with all applicable federal and state laws and regulations which require action to be taken by NTL; and

          (v) no fractional shares of NTL Common Stock shall be issued, but in lieu thereof NTL shall pay a cash adjustment in respect of such fractional interest in an amount equal to such fractional interest multiplied by the closing price reported by the principal securities exchange on which the shares of NTL Common Stock are listed and traded on the redemption date or exchange date, as the case may be.

     NTL covenants that it will at all times reserve and keep available, free from preemptive rights, such number of its authorized but unissued shares of NTL Common Stock and/or its shares of NTL Common Stock held as treasury stock as shall be required for the purpose of effecting the redemption or exchange of the NTL Class D Stock.

     The NTL Board shall, with respect to all matters except those set forth in the terms of the NTL Class D Stock relating to liquidation, dissolution and winding up, redemption and exchange and the related definitions, have the obligations and duties (including fiduciary duties) to the holders of the NTL Class D Stock to the same extent and as if they were holders of the NTL Common Stock. With respect to the Contractual Matters, the NTL Board shall act in good faith and, in the event that NTL is not reasonably likely to enter into any agreement, arrangement or understanding directly or indirectly relating to the Purchase Right or the ownership interest in Birmingham Cable which would result in an exchange, and the Purchase Right is reasonably likely to be exercised, NTL shall use its reasonable efforts to maximize the proceeds to be received from the exercise thereof.

     The NTL Class D Stock shall, with respect to dividend rights, rank on a parity with, the NTL Common Stock. With respect to rights on liquidation, dissolution and winding up, the NTL Class D Stock shall rank prior to all classes of the NTL Common Stock and junior to all other series of NTL Preferred Stock. All equity securities of NTL to which the NTL Class D Stock ranks prior (whether with respect to dividends or upon liquidation, dissolution, winding up or otherwise), are collectively referred to herein as the "Junior Securities." All equity securities of NTL with which the NTL Class D Stock ranks on a parity (whether with respect to dividends or upon liquidation, dissolution or winding up) are collectively referred to herein as the "Parity Securities." All equity securities of NTL to which the NTL Class D Stock ranks junior (whether with respect to dividends or upon liquidation, dissolution or winding up) are collectively referred to herein as "Senior Securities." The respective definitions of Junior Securities, Parity Securities and Senior Securities shall also include any options exercisable for or convertible into any of the Junior Securities, Parity Securities and Senior Securities, as the case may be.

     So long as any of the NTL Class D Stock is outstanding, NTL will furnish the holders thereof with the quarterly and annual financial reports that NTL is required to file with the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act or, in the event NTL is not required to file such reports, reports containing the same information as would be required in such reports.

     The following definitions are used in this description:

     "Exercised" shall mean that the Purchase Right has been validly exercised by TeleWest and/or General Cable (other than pursuant to clause (B) of the definition of "Resolved" below) and NTL (or the relevant subsidiary of NTL) has received the proceeds therefrom in consideration for the delivery of the equity interests thereunder.

     "Net Proceeds" shall mean the net proceeds received for the equity interest (as of the date of first issuance of the NTL Class D Stock) in Birmingham Cable (without regard to debt, loans from NTL to Birmingham Cable or the debt component (i.e., face amount and accrued and unpaid interest) of any convertible security) from the consummation of the sale of the interest under the Purchase Rights less taxes which would be payable on such sale at the Tax Rate without giving effect to any credits or other adjustments available to NTL or its subsidiaries as a result of factors not related to NTL's interest in Birmingham Cable.

     "NTL Average Market Price" means the average of the average of the high and low sales prices of the NTL Common Stock on the principal market on which it is traded for each of the five trading days ending on the last trading day prior to the date of determination.

     "Purchase Right" shall mean the purchase right set forth in Section 5.2 of the Co-Ownership Agreement, dated March 12, 1990, between US West International Holdings, Inc. and Comcast Cablevision of Birmingham, Inc., as subsequently amended, supplemented and novated.

     "Resolved" shall mean that (A) the Purchase Right is no longer of any legal force and effect or (B) that NTL shall have entered into an agreement, arrangement or understanding with TeleWest and/or General Cable directly or indirectly relating to a business combination between NTL and TeleWest or the Purchase Right or the ownership interest in Birmingham Cable.

     The foregoing summary of the NTL Class D Stock does not purport to be complete and is qualified in its entirety by reference to the Form of Certificate of Designation, Preferences and Rights of Class D Junior Participating Preferred Stock of NTL, a copy of which is attached hereto as Annex I.

SECTION 203 OF THE DGCL

     Generally, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in any Business Combination (as defined herein) with an Interested Stockholder (as defined herein) for a period of three years following the time that such stockholder becomes an Interested Stockholder, unless (i) prior to such time either the Business Combination or the transaction which resulted in the stockholder becoming an Interested Stockholder is approved by the board of directors of the corporation, (ii) upon consummation of the transaction which resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, those shares held by persons who are both directors and officers and certain employee stock plans or (iii) at or after such time the Business Combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the Interested Stockholder. A Business Combination includes certain mergers, consolidations, asset sales, transfers and other transactions resulting in a financial benefit to the Interested Stockholder. An Interested Stockholder is a person who, together with affiliates and associates, owns (or within the preceding three years, did own) 15% or more of the corporation's voting stock.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the NTL Common Stock is Continental Stock Transfer & Trust Company.

NTL RIGHTS AGREEMENT

     On August 27, 1993, the NTL Board adopted the Rights Agreement. The Rights Agreement provides that one Right will be issued with each share of NTL Common Stock issued (whether originally issued or from NTL's treasury) on or after October 13, 1993 and prior to the Rights Distribution Date (as defined herein). The Rights are not exercisable until the Rights Distribution Date and will expire at the close of business on October 13, 2003 unless previously redeemed by NTL as described below. When exercisable, each Right entitles the owner to purchase from NTL one one-hundredth of a share of Rights Preferred Stock at a purchase price of $100.00.

     Except as described below, the Rights will be evidenced by the NTL Common Stock certificates. The Rights will separate from the NTL Common Stock and a "Rights Distribution Date" will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of the NTL Common Stock (the "Stock Acquisition Date") and (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person.

     After the Rights Distribution Date, Rights certificates will be mailed to holders of record of the NTL Common Stock as of the Rights Distribution Date and thereafter the separate Rights certificates alone will represent the Rights.

     The Rights Preferred Stock issuable upon exercise of the Rights will be entitled to a minimum preferential quarterly dividend payment of $.01 per share and will be entitled to an aggregate dividend of 100 times the dividend, if any, declared per share of NTL Common Stock other than one payable in NTL Common Stock. In the event of liquidation, the holders of the Rights Preferred Stock will be entitled to a minimum preferential liquidation payment of $1.00 per share plus accrued and unpaid dividends and will be entitled to an aggregate payment of 100 times the payment made per share of the NTL Common Stock. Each share of Rights Preferred Stock will have 100 votes and will vote together with the NTL Common Stock. In the event of any merger, consolidation or other transaction in which shares of the NTL Common Stock are changed or exchanged, each share of Rights Preferred Stock will be entitled to receive 100 times the amount received per share of the NTL Common Stock. These rights are protected by customary antidilution provisions. Because of the nature of the Rights Preferred Stock's dividend, liquidation and voting rights, the value of one one-hundredth of a share of Rights Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of the NTL Common Stock.

     In the event that a person becomes an Acquiring Person (except pursuant to a tender offer or an exchange offer for all outstanding shares of NTL Common Stock at a price and on terms determined by at least a majority of the members of the NTL Board who are not officers of NTL and who are not representatives, nominees, affiliates or associates of an Acquiring Person, to be fair to the stockholders of NTL and otherwise in the best interests of NTL and its stockholders (a "Qualifying Offer")), each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price, the NTL Common Stock (or, in certain circumstances, cash, property or other securities of NTL) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any such event, all Rights that are or (under certain circumstances specified in the Rights Agreement) were beneficially owned by any Acquiring Person (or certain related parties) will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by NTL as set forth below.

     In the event that, at any time following the Stock Acquisition Date, (i) NTL is acquired in a merger or other business combination transaction in which NTL is not the surviving corporation or the NTL Common Stock is changed or exchanged (other than a merger which follows a Qualifying Offer and satisfies certain other requirements) or (ii) 50% or more of NTL's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

     At any time until 10 days following the Stock Acquisition Date, NTL may redeem the Right in whole, but not in part, at a price of $.01 per Right. Immediately upon the action of the NTL Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of the Rights will be to receive the $.01 redemption price.

     Until a Right is exercised, the holder thereof, as such, shall have no rights as a stockholder of NTL, including without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to NTL, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for the NTL Common Stock (or other consideration) or for common stock of the acquiring company as set forth above.

     Other than those provisions relating to the principal terms of the Rights, any of the provisions of the Rights Agreement may be amended by the NTL Board prior to the Rights Distribution Date. After the Rights Distribution Date, the provisions of the Rights Agreement may be amended by the NTL Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of rights (excluding the interests of any Acquiring Person) or to shorten or lengthen any time period under the Rights Agreement, provided that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

     The Rights have certain anti-takeover effects as they will cause substantial dilution to a person or group that acquires a substantial interest in NTL without the prior approval of the NTL Board. The effect of the Rights may be to inhibit a change in control of NTL (including through a third party tender offer at a price which reflects a premium to then prevailing trading prices) that may be beneficial to the NTL stockholders.

                COMPARISON OF THE RIGHTS OF STOCKHOLDERS OF NTL
                          AND SHAREHOLDERS OF PARTNERS

GENERAL

     As a result of the Amalgamation, the shareholders of Partners will become stockholders of NTL, and the rights of all such former shareholders of Partners will thereafter be governed by the NTL Restated Certificate, the NTL By-laws and the DGCL. The rights of the holders of Class A Common Shares and Class B Common Shares are presently governed by the Partners Charter, the Partners Bye-laws and the Companies Act. The following summary sets forth the material differences among the rights of the stockholders of NTL and the shareholders of Partners and sets forth the material differences between the NTL Restated Certificate and the Partners Charter and the NTL By-laws and the Partners Bye-laws (collectively, the "Corporate Documents"), and the DGCL and the Companies Act. This summary is not intended to be complete, does not purport to deal with all aspects of Bermuda or Delaware law or the Corporate Documents that may be relevant to Partners and its shareholders, and is qualified by reference to the full text of the Corporate Documents, the DGCL and the Companies Act. For information as to how such documents may be obtained, see "AVAILABLE INFORMATION."

AUTHORIZED CAPITAL

     Partners. The authorized capital of Partners consists of 50,000,000 Class A Common Shares, 50,000,000 Class B Common Shares and 10,000,000 preferred shares, par value L.01 per share.

     NTL. The authorized capital of NTL consists of 100,000,000 shares of NTL Common Stock and 2,500,000 shares of NTL Preferred Stock.

SPECIAL MEETINGS OF STOCKHOLDERS

     Partners. Under the Companies Act, an annual general meeting must be held once in every calendar year, and a special general meeting of shareholders may be convened by the directors at any time on thirty days' notice and must be convened upon the requisition of shareholders holding not less than one-tenth of the paid up capital of the company carrying the right to vote at general meetings.

     NTL. The DGCL provides that a special meeting of stockholders may be called by the board of directors or by such person or persons as may be authorized by a corporation's certificate of incorporation or by-laws. The NTL By-laws provide that special meetings of stockholders may be called only by the NTL Board, the Chairman of the Board or the President.

STOCKHOLDER ACTION BY CONSENT

     Partners. Under the Companies Act, action by written consent of shareholders is permitted where the written resolution is signed by all of the shareholders who would be entitled to attend and vote at a meeting, with the exception of a resolution to remove an auditor or a director before the expiration of his term of office.

     NTL. Under the DGCL, unless otherwise specified in the corporation's certificate of incorporation, any action required or permitted to be taken at a meeting of stockholders may be taken by stockholders without a meeting, without prior notice and without a vote, if a written consent or consents setting forth the action taken is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote upon such action were present and voted and such votes are delivered to the corporation. However, the NTL Restated Certificate provides that any action required or permitted to be taken at any meeting of stockholders may be taken only upon the vote of the stockholders at such meeting duly noticed and called, and may not be taken by a written consent of the stockholders pursuant to the DGCL.

AMENDMENTS TO CHARTER

     Partners. Under the Companies Act, amendments to the memorandum of association of a Bermuda company must be submitted to a general meeting of the shareholders and will be effective only to the extent approved by the shareholders at such meeting and, except for the alteration of share capital, by the Minister. Amendments to the bye-laws of a Bermuda company must be submitted to a general meeting of the shareholders and will be effective only to the extent approved by the shareholders representing more than 50% of the total votes able to be cast at such meeting.

     NTL. Under the DGCL, a proposed amendment to the certificate of incorporation requires a resolution adopted by the board of directors and, unless otherwise provided in the certificate of incorporation, the affirmative vote of the holders of a majority of the outstanding stock entitled to vote thereon and (if applicable) the affirmative vote of the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class. If any such amendment would adversely affect the rights of any holders of shares of a class or series of stock, the vote of the holders of a majority of all outstanding shares of the class or series, voting as a class, is also necessary to authorize such amendment. However, the NTL Restated Certificate provides that the amendment of any of the following provisions requires the affirmative vote of the holders of two-thirds of the voting stock, voting together as a single class: (i) Article FIFTH (relating to the number and classes of directors); (ii) Article SEVENTH (relating to stockholder action at annual and special meetings);
(iii) Article EIGHTH (relating to special meetings of stockholders); (iv) Article NINTH (relating to business combinations); (v) Article TENTH (relating to liability of directors); and (vi) Article ELEVENTH (relating to the NTL Board's power to make or alter the NTL By-laws).

INSPECTION OF BOOKS AND RECORDS; SHAREHOLDER AND STOCKHOLDER LISTS

     Partners. The Companies Act provides the general public with a right to inspect a Bermuda company's public documents at the office of the Registrar of Companies in Bermuda or at a company's registered office and provides a Bermuda company's shareholders with a right of inspection of such company's bye-laws, minutes of general meetings of shareholders and audited financial statements. The register of shareholders is also open to inspection by shareholders free of charge and, upon payment of a small fee, by any other person. A Bermuda company is required to maintain its share register in Bermuda but may establish a branch register outside of Bermuda. A Bermuda company is required to keep at its registered office a register of its directors and officers which is open for inspection by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

     NTL. Under the DGCL, any stockholder of a Delaware corporation may examine the lists of stockholders, and any stockholder making a written demand may inspect any other corporate books and records for any purpose reasonably related to the stockholder's interest as a stockholder.

VOTING RIGHTS WITH RESPECT TO EXTRAORDINARY CORPORATE TRANSACTIONS

     Partners. The Companies Act permits an amalgamation between two or more Bermuda companies (or between one or more Bermuda exempted companies and one or more foreign corporations) subject, unless the bye-laws otherwise provide, to obtaining a vote of three-fourths of the shareholders of each such company present and voting in person or by proxy at a meeting called for the purpose. The Partners Bye-laws provide for a lesser vote and require the affirmative vote of the holders of a majority of the total votes able to be cast at general meetings of Partners. For purposes of approval of an amalgamation, all shares, whether or not otherwise entitled to vote, carry the right to vote. A separate vote of a class of shares is required if the rights of such class would be altered by virtue of the amalgamation. See "THE PARTNERS SPECIAL GENERAL MEETING." "Short form" amalgamations are permitted between a holding company and one or more of its wholly-owned subsidiary companies or between two or more wholly-owned subsidiary companies of the same holding company subject to approval of the amalgamation by a resolution of the directors of each amalgamating company.

     Under Bermuda law, there is no general requirement for a company's shareholders to approve a sale, lease or exchange of any or substantially all of its property and assets. Under Bermuda law, a company may enter into a compromise or arrangement in connection with a scheme for the reconstruction of the company on terms which include, among other things, the transfer of all or part of the undertaking or assets of the company to another company. Any such compromise or arrangement requires the approval of a majority in number representing three-fourths in value of each class of shareholders and creditors of the company and the sanction of the Court.

     NTL. Under the DGCL, the approval by the affirmative vote of the holders of a majority of the outstanding stock of a corporation entitled to vote on the matters generally is required for a merger, consolidation or sale, lease or exchange of all or substantially all of the corporation's assets to be consummated. The NTL Restated Certificate provides certain restrictions on business combinations with interested stockholders or their affiliates. Accordingly, the NTL Restated Certificate requires the affirmative vote of at least two-thirds of the voting stock for the adoption or authorization of a Business Combination (as defined in the NTL Restated Certificate) unless (i) such Business Combination is approved the by affirmative vote of a majority of the Continuing Directors (as defined in the NTL Restated Certificate) or (ii) certain price and procedural requirements have been met.

DISSENTERS' RIGHTS

     Partners. Under the Companies Act, a dissenting shareholder of a company participating in an amalgamation (other than an amalgamation between a company and its wholly-owned subsidiary or between two or more subsidiaries of the same holding company) may, in certain circumstances, receive the appraised value of his shares (as determined by the Court), in lieu of the consideration such shareholder would otherwise receive in an amalgamation. See "THE
AMALGAMATION -- Rights of Dissenting Shareholders."

     NTL. Under the DGCL, except as otherwise provided by the DGCL, stockholders have the right to demand and receive payment in cash of the fair value of their stock (as appraisal pursuant to judicial proceedings) in the event of a merger or consolidation in lieu of the consideration such stockholder would otherwise receive in such transaction. However, except as otherwise provided by the DGCL, stockholders do not have such appraisal rights if, among other things, the consideration they receive for their shares consists of (i) shares of stock of the corporation surviving or resulting from such merger or consolidation, (ii) shares of stock of any other corporation which at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders, (iii) cash in lieu of fractional shares of the corporations described in clause (i) or (ii) of this sentence, or (iv) any combination of the foregoing.

DERIVATIVE SUITS

     Partners. Under Bermuda law, a shareholder may commence a derivative action in the name of the company to remedy a wrong done to the company only (i) where the act complained of is alleged to be beyond the corporate capacity of the company or illegal, (ii) where the act complained of constitutes a fraud against the minority shareholders by those controlling the company, (iii) where an act requires approval by a greater percentage of the company's shareholders than actually approved it or (iv) where the act infringes the personal rights of an individual shareholder. The actions summarized above are generally recognized as exceptions to the rule in Foss v. Harbottle, under which only the company could initiate an action.

     There is also a statutory remedy under Section 111 of the Companies Act, which provides that a shareholder may seek redress of the court as long as such shareholder can establish that the company's affairs are being conducted, or have been conducted, in a manner oppressive or prejudicial to the interests of some part of the shareholders, including the interests of such shareholder. The court would also have to be satisfied that to wind up the company would unfairly prejudice that part of the shareholders, but otherwise the facts would justify the making of a winding-up order on the ground that it was just and equitable to do so. If the court is satisfied on these two grounds it can make such order as it thinks fit, whether for regulating the conduct of the company's affairs in the future, or for the purchase of the shares of any shareholders by other shareholders of the company or by the company. A shareholder may also petition the Court under Section 161(g) of the Companies Act which provides that the court may wind up a company if it is of the opinion that it is just and equitable to do so.

     NTL. Under the DGCL, class actions and derivative actions generally are available to stockholders for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys' fees incurred in connection with such action. The DGCL requires that in any derivative suit instituted by a stockholder of a corporation, the plaintiff must have been a stockholder of the corporation at the time of the transaction of which he complains or his stock must have thereafter devolved upon him by operation of law.

TENDER OFFER STATUTES

     Partners. Bermuda law provides that where an offer is made for shares in a company by another company and, within four months of the offer, the holders of not less than 90% in value of the shares which are the subject of the offer accept, save for shares already held at the date of the offer by or by a nominee for the offeror, the offeror may by notice, given within two months after the expiration of such four months, require the dissenting shareholders to transfer their shares on the terms of the offer. Dissenting shareholders may apply to a Court within one month of such notice objecting to the transfer and the Court may make such order as it thinks fit.

     In addition, Bermuda law provides that the holders of not less than 95% of the shares or any class of shares in a company may acquire the shares held by the remaining shareholders by serving notice on such shareholders. Dissenting Shareholders may apply to the Court to have the fair value of their shares appraised by the Court.

     NTL. Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in a Business Combination with an Interested Stockholder for a period of three years following the date that such person became an Interested Stockholder. With certain exceptions, an Interested Stockholder is a person or group who or which owns 15% or more of the corporation's outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of more than 15% or more of such voting stock at any time within the previous three years.

     For purposes of Section 203, Business Combination is broadly defined to include mergers with or caused by the Interested Stockholder; sales or other dispositions to the Interested Stockholder (except proportionately with the corporation's other stockholders) of assets of the corporation or a subsidiary equal to 10% or more of the aggregate market value of the corporation's consolidated assets or its outstanding stock; the issuance or transfer by the corporation or a subsidiary of stock of the corporation or such subsidiary to the Interested Stockholder (except for transfers in a conversion or exchange or a pro rata distribution or certain other transactions, none of which increase the Interested Stockholder's proportionate ownership or any class or series of the corporation's or such subsidiary's stock); and receipt by the Interested Stockholder (except proportionately as a stockholder), directly or indirectly, of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or a subsidiary.

     The three-year moratorium imposed on Business Combinations by Section 203 does not apply if (i) prior to the time on which such stockholder becomes an Interested Stockholder the board of directors approves either the Business Combination or the transaction which resulted in the person becoming an Interested Stockholder; (ii) the Interested Stockholder owns at least 85% of the corporation's voting stock upon consummation of the transaction which made him an Interested Stockholder (excluding shares held by certain affiliates of the corporation and certain employee stock plans); or (iii) at or subsequent to the time such person becomes an Interested Stockholder, the Business Combination is approved by both the board of directors and at least two-thirds of the outstanding voting stock of the corporation (excluding shares held by the Interested Stockholder).

NTL RIGHTS AGREEMENT

     For a description of the Rights Agreement, see "DESCRIPTION OF NTL CAPITAL STOCK -- NTL Rights Agreement."

NUMBER OF DIRECTORS; ELECTION OF DIRECTORS; REMOVAL; VACANCIES

     Partners. The Companies Act provides that the affairs of a company shall be managed by not less than two directors. The Partners Bye-laws provide that the Partners Board shall consist of at least two directors with the maximum number being fixed by the shareholders in a general meeting. There are currently nine directors serving on the Partners Board. Although the Companies Act permits the classification of a board of directors in a manner specified in a company's bye-laws, the Partners Bye-laws do not provide for a classified board.

     Under the Companies Act, subject to a company's bye-laws, a company may remove a director at a special general meeting called for such purpose, provided that notice of any such meeting shall be served on the director concerned not less than 14 days before the meeting and the director concerned shall be entitled to be heard at such meeting.

     Under the Partners Bye-laws, the Partners Board may fill casual vacancies or increase the size of the Partners Board up to the maximum number set by shareholders of Partners in a general meeting. Any director so appointed will retire from office at the succeeding annual general meeting of the company, but will be eligible for re-election.

     NTL. The DGCL permits the certificate of incorporation or the by-laws of a corporation to contain provisions governing the number and terms of directors. The NTL By-laws state that the NTL Board shall consist of not less than three nor more than fifteen members, the exact number of which shall be fixed from time to time by the NTL Board. There are currently eight directors serving the NTL Board. The DGCL permits the certificate of incorporation or by-laws of a corporation to provide that directors be divided into up to three classes, with the term of office of each class of directors expiring in successive years. The NTL Restated Certificate provides for the NTL Board to be divided into three classes, each of which is to be composed as nearly as possible of one-third of the directors. The NTL By-laws provide directors shall be elected by a plurality of the votes cast at the annual meetings of stockholders.

     Under the DGCL, in the case of a classified board and unless a corporation's certificate of incorporation provides otherwise, any director may only be removed for cause by the holders of a majority of the shares entitled to vote at an election of directors. Under the NTL Restated Certificate, any or all directors may be removed only for cause and only by the affirmative vote of the holders of two-thirds of the outstanding shares entitled to vote at an election of directors.

     Under the DGCL, vacancies and newly created directorships may be filled by a majority of the directors then in office or by a sole remaining director (even though less than a quorum) unless otherwise provided in the certificate of incorporation or by-laws. However, the DGCL also provides that if the directors then in office constitute less than a majority of the whole board, the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of shares at the time outstanding entitled to vote for directors, order an election of directors to be held. The NTL Restated Certificate and the NTL By-laws also provide that any vacancy, howsoever resulting, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director.

ADVANCE NOTICE OF DIRECTOR NOMINATIONS

     Partners. The Partners Bye-laws require nominations of persons for election to the Partners Board to be made by recommendation of the Partners Board or by a shareholder of Partners (other than a person to be nominated) entitled to vote at the meeting who complies with advance notice procedures set forth in the Partners Bye-laws.

     NTL. The NTL By-laws require nominations of persons for election to the NTL Board to be considered at a meeting of stockholders to be made by or at the direction of the NTL Board, by any committee or persons appointed by the NTL Board or by any stockholder of NTL entitled to vote for the election of directors at such meeting who complies with advance notice procedures set forth in the NTL By-laws.

LIMITATIONS ON DIRECTOR LIABILITY

     Partners. Under the Companies Act, a director must observe the statutory duty of care which requires directors to act honestly and in good faith with a view to the best interests of the company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Directors are also subject to common law fiduciary duties which require directors to act in what they reasonably believe to be the best interests of the company and for a proper purpose. Bermuda law renders void any provision in the bye-laws or any contract between a company and any such director exempting him from or indemnifying him against any liability in respect of any fraud or dishonesty of which he may be guilty in relation to the company.

     NTL. The DGCL provides that a corporation's certificate of incorporation may include a provision limiting the liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, no such provision can limit the liability of a director for
(i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) certain acts concerning unlawful payments of dividends or stock purchases or redemptions under Section 174 of the DGCL or (iv) any transaction from which a director derived an improper personal benefit. The NTL Restated Certificate contains a provision limiting the liability of its directors as permitted under Delaware law.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Partners. Under the Companies Act, a company is permitted to indemnify any officer or director, out of the funds of the company, against (i) any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favor, or in which he is acquitted, or in connection with any application under relevant Bermuda legislation in which relief from liability is granted to him by the Court and (ii) any loss or liability resulting from negligence, default, breach of duty or breach of trust, save for fraud and dishonesty. The Partners Byelaws generally provide that every officer and director of Partners shall be indemnified out of the funds of Partners against all civil liabilities, loss, damage or expense incurred or suffered as such officer or director, provided that such indemnity shall not extend to any matter which would render it void pursuant to the Companies Act.

     NTL. Under the DGCL, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     The DGCL permits similar indemnification in the case of derivative actions, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability and in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. Indemnification for settlement of a suit by or in the right of the corporation is not permitted under the DGCL. A director, officer, employee or agent who is successful, on the merits or otherwise in defense of any proceeding subject to the DGCL's indemnification provisions must be indemnified by the corporation for reasonable expenses incurred in connection therewith, including attorneys' fees.

     The NTL By-laws provide, in substance, that each person made, or threatened to be made, a defendant or witness to any action, suit or proceedings (whether civil, criminal or otherwise) by reason of the fact that he or she is or was a director or officer of NTL, or he or she is or was serving, at the request of NTL, in any capacity any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, will be indemnified by NTL to the full extent permitted by the DGCL.

                         PROPOSAL FOR SHARES AMENDMENT

     On July 21, 1998, the NTL Board unanimously approved a resolution to amend the NTL Restated Certificate to increase the maximum number of authorized shares of NTL Common Stock from 100,000,000 to 400,000,000 shares and to increase the maximum number of authorized shares of NTL Preferred Stock from 2,500,000 to 10,000,000 shares. If the Shares Amendment is approved, NTL will be authorized to issue 400,000,000 shares of NTL Common Stock and 10,000,000 shares of NTL Preferred Stock.

     At the close of business on September 4, 1998, (i) approximately 41,383,000 shares of NTL Common Stock were issued and outstanding; (ii) approximately 121,000 shares of NTL 13% Preferred were issued and outstanding; (iii) 1,000,000 shares of Rights Preferred Stock were reserved for issuance pursuant to the Rights Agreement; (iv) approximately 7,261,000 shares of NTL Common Stock were reserved for issuance pursuant to the conversion of the 7% Convertible Notes;
(v) approximately 939,000 shares of NTL Common Stock were reserved for issuance upon the exercise of certain warrants; and (vi) approximately 15,545,000 shares of NTL Common Stock were reserved for issuance pursuant to various NTL employee and director stock options. It is anticipated that a maximum of approximately
18.8 million shares of NTL Common Stock will be issued in connection with the Share Issuance assuming that shareholders of Partners receive .3745 shares of NTL Common Stock in the Amalgamation. If NTL Class D Stock is to be issued as part of the consideration in the Amalgamation at the exchange ratio set forth herein, it is anticipated that approximately 3.2 million shares of NTL Class D Stock will be issued in connection with the Share Issuance.

     The Shares Amendment would revise Article FOURTH of the NTL Restated Certificate to read, in its entirety, as follows:

     "FOURTH: A. Authorized Capital The total number of shares of stock which the Corporation shall have the authority to issue is 410,000,000 consisting of 400,000,000 shares of common stock, par value $0.01 per share (the "Common Stock"), and 10,000,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock")."

     NTL does not presently have sufficient shares of NTL Preferred Stock authorized in the event the NTL Class D Stock is issued using the exchange ratio set forth in this document. NTL is seeking the approval of the Shares Amendment to increase the authorized shares of NTL Preferred Stock in order to permit the issuance of the NTL Class D Stock using such ratio. However, obtaining the necessary stockholder approval for such increase in authorized shares of NTL Preferred Stock is not a condition to the Amalgamation. If stockholder approval of the Shares Amendment is not obtained, NTL and Partners will agree to any necessary adjustments, which may include the issuance of depositary shares that replicate the terms of the NTL Class D Stock or adjusting the number of shares of NTL Class D Stock (with corresponding changes to the terms of such shares) to ensure that shareholders of Partners receive the intended benefits and rights of such NTL Class D Stock.

     Approximately 125,000 shares of NTL Preferred Stock were issued in connection with the acquisition of ComTel, and NTL had sufficient shares of NTL Preferred Stock authorized to issue such NTL Preferred Stock. Such NTL Preferred Stock has a pay-in-kind coupon of 9.9%, will mature in 2008 and is redeemable within 15 months for NTL Common Stock valued at market, new NTL convertible preferred securities or cash. Although it will not be convertible into NTL Common Stock, such NTL Preferred Stock may be redeemed by NTL for shares of NTL Preferred Stock which will be convertible, at the holder's option, into shares of NTL Common Stock.

     Other than for the purpose set forth in the preceding paragraph, the increase in the number of authorized shares of NTL Common Stock and NTL Preferred Stock will provide additional shares for issuance pursuant to the Amalgamation Agreement and will provide additional shares for issuance, without the delay and expense of further stockholder approval, at such time and for such proper corporate purposes as the NTL Board may in the future deem advisable. Such shares may be issued if and when the NTL Board decides it is in the best interest of NTL to do so which may include, without limitation, issuances (i) as part of an acquisition transaction, (ii) to obtain funds through the sale of NTL Common Stock or NTL Preferred Stock, (iii) to declare a stock split or stock dividend; (iv) in respect of an employee benefit or stock plan; or (v) for other corporate purposes. Unless required by applicable law, the rules of the NASDAQ, the NTL Restated Certificate or the NTL By-laws, it is not anticipated that NTL will solicit the votes of stockholders prior to the issuance of the NTL Common Stock or NTL Preferred Stock for any of the purposes described above.

                   THE NTL BOARD UNANIMOUSLY RECOMMENDS THAT
               STOCKHOLDERS OF NTL VOTE FOR THE SHARES AMENDMENT

                                BUSINESS OF NTL

     NTL is a leading communications company in the UK, providing residential, business and wholesale customers with the following services: (i) Residential Telecoms and Televisions Services, including residential telephony, cable television and Internet access services; (ii) National Telecoms Services, including national business telecoms, national and international carrier telecommunications, and satellite and radio communications services; and (iii) Broadcast Services, including digital and analog television and radio broadcast transmission services.

     NTL provides its broad range of services over local, national and international network infrastructure. NTL operates (i) advanced local broadband networks serving entire communities throughout NTL's regional franchise areas,
(ii) the UK's first SDH backbone telecommunications network, as well as satellite earth stations and radio communications facilities from NTL's tower sites across the UK and (iii) a broadcast transmission network which provides national, regional and local analog and digital transmission services to customers throughout the UK.

     In March 1997, NTL changed its name from International CableTel Incorporated to NTL Incorporated to reflect the integration of the services provided by NTL following its acquisition of NTL Group Limited in 1996, and to capitalize on NTL Group Limited's 30-year history in the UK as a provider of reliable communications services.

RESIDENTIAL TELECOMS AND TELEVISION SERVICES

     NTL is the third largest operator of local broadband communications systems in the UK as measured by the number of homes in its franchise areas, and has achieved the highest customer penetration and lowest churn rates of any multisystem operator in the UK. NTL is presently the sole provider of broadband services in its franchise areas, offering residential telephony, cable television and Internet access services to customers connected to its networks.

     As of December 31, 1997, NTL had 321,300 residential customers, approximately 90% of which subscribed to both telephone and television services. At the end of 1997, NTL had a total of 608,500 Revenue Generating Units ("RGUs") resulting in 37.3% telephone penetration, 37.8% cable penetration and 75.1% RGU penetration of homes marketed. By comparison, based on published statistics of the ITC dated October 1, 1997, UK cable customer penetration averaged approximately 27.0% for telephone and approximately 21.8% for cable television. As of October 1, 1997, the UK telephony cable industry had connected approximately 3.1 million telephone lines and approximately 2.2 million broadband cable customers.

     The following table illustrates operating statistics for NTL's newly constructed network:

                                                           DECEMBER 31,
                                              ---------------------------------------
                                                1997       1996      1995      1994
                                              ---------   -------   -------   -------
Homes passed(1)............................   1,007,000   779,100   463,000   144,000
Homes marketed.............................     810,000   467,300   176,200     7,200
Homes marketed (as % of homes passed)......          80%       60%       38%        5%
Total customers(2).........................     321,300   168,200    57,700     2,280
Total RGUs(3)..............................     608,500   302,000   102,330     3,960
Customer penetration.......................          40%       36%       33%       32%
RGU penetration(4).........................          75%       65%       58%       55%
Annualized churn...........................          11%       10%       NM        NM

---------------

(1) "Homes passed" is the expression in common usage in the cable industry as the measurement of the size of a cabled area, meaning the total number of residential premises which have the potential to be connected to NTL's network.

(2) As of December 31, 1997, NTL also provided service to approximately 14,000 customers connected to acquired cable systems over which it does not offer a full range of services.

(3) An RGU (revenue generating unit) is one telephone account or one CATV account; a dual customer represents two RGUs.

(4) RGU penetration is the number of RGUs per 100 homes marketed. As defined, maximum RGU penetration is 200%.

NM Not meaningful due to the limited customer base and recent commencement of services.

     NTL's customer base and RGUs both increased by nearly 100% in 1997 compared to year-end 1996. NTL believes that much of its success during this period has been due to its marketing strategies and the introduction of innovative residential services packages which bundle telephone and a small selection of CATV channels within a single product offering. NTL also gives customers the opportunity to purchase additional channel packages and premium channels. Consistent with NTL's objectives, the high penetration rates generated by this strategy have led to increased levels of gross profit contribution per home passed.

     NTL believes it has also maintained high levels of customer satisfaction as indicated by NTL's low rates of churn. During 1997, NTL maintained an annualized churn rate of less than 11%, a rate which is significantly lower than the published churn rates of all other UK telephony cable operators. In a recent survey of a sample of its customers, NTL found that 89% of its customers would recommend the service to a friend or relative, and that only 15% had ever considered changing their telephone service back to BT.

     NTL's local franchise areas cover approximately 2.1 million homes, spanning a wide geography across England, Scotland, Wales and Northern Ireland. As of December 31, 1997, NTL's integrated full-service network had been constructed past over one million (or approximately 48%) of its homes under franchise. NTL's local broadband networks use advanced high capacity SDH fiber rings which serve entire communities, bringing fiber connections directly to businesses and "Siamese" coaxial/copper connections to residences. NTL's local networks cover approximately 2,500 route miles of fiber backbone network, with approximately 175,000 fiber miles, and an estimated 5,000 route miles of "Siamese" coaxial/copper connections.

NATIONAL TELECOMS SERVICES

     NTL's objective in National Telecoms Services is to successfully integrate its strategies for developing, operating and marketing local telephony/cable systems with its national network to provide high quality voice, data and video communications services throughout the UK. Based on the quarter ended September 30, 1997, NTL generated approximately $180 million in annualized National Telecoms Services revenue. NTL has constructed a national SDH fiber telecoms network, which is one of only five national telecoms networks in the UK. The NTL national network currently covers approximately 1,500 route miles and 40,000 fiber miles throughout England, Scotland and Wales. During 1998, NTL plans to extend the network to include the first resilient fiber connection between Northern Ireland, the Republic of Ireland and England.

     The integration of its local networks with the national telecoms network creates strategic advantages for NTL's telephony business. The national network allows NTL to carry telecommunications traffic between each of its franchise areas and throughout the UK and, therefore, achieve significant savings on the interconnection fees it pays to other carriers. In addition, using the national telecoms network gives NTL greater pricing flexibility and will enable NTL to design and offer new telephony services packages to its customers, which management believes should have a positive effect on NTL's penetration rates.

     Capitalizing on the extended reach of its national network, NTL is competing for a share of the approximately L21 billion UK telecoms market on a national basis. In the business telecoms market, NTL has been increasingly successful in obtaining telecoms contracts from businesses located within its franchise areas. As of December 31, 1997, NTL had a total of approximately 6,600 business customers, which represented more than a 95% increase over year-end 1996. NTL's current business customers include major international corporations, universities, local governmental authorities, and small and medium sized businesses. NTL believes that it can build on the strengths gained in its local franchise areas to approach targeted business users located in other areas of the UK. To connect the "last mile" to the customers' premises from the national network, NTL has a variety of options, including building fiber where justified, using microwave links from the NTL tower infrastructure, or leasing circuits from other local operators. NTL launched its national business telecoms service in November 1997 and its strategy is to target medium to large businesses, beginning with those located near the major urban areas currently served by the NTL national network.

     NTL also offers a variety of other telecommunications services from its national fiber network and microwave transmission facilities. NTL competes in the growing market for bandwidth and leased line services as a national and international wholesale telecommunications carrier. NTL's international facilities license allows it to carry international traffic, and NTL has recently entered into an agreement of a 25-year lease of international telecommunications capacity on a new transatlantic fiber optic cable connecting The Netherlands, Germany, the UK and the United States. NTL is also expanding its product portfolio to include virtual private networks, managed data networks, ATM and frame relay services and multi-media services.

     In addition to business and carrier telecoms, NTL provides the following telecom services: (i) a full range of services in the design, building and operation of radio based networks, and the provision of infrastructure and support services to customers in the emergency services sector, (ii) global satellite connectivity for clients requiring video, digital audio and data services, and (iii) residential, wholesale and business Internet access and support services, consulting and systems integration services, and Intranet design and implementation.

BROADCAST SERVICES

     NTL's Broadcast Services group includes the original core business of NTL Group Limited which has been providing television and radio broadcasters with broadcast transmission services for more than 30 years.

     NTL transmits television and radio broadcast signals for the UK's main commercial television channels and independent radio stations from a national infrastructure of over 1,200 owned and shared transmission sites across the UK. Current customers include the ITV companies, Channel 4/S4C, and Channel 5. The Broadcast Services group provides NTL with a stable contracted revenue stream from a variety of customers, through long-term contracts generally with eight to ten year terms. In addition to transmission services, the Broadcast Services group markets value added services to its existing television customers. This group also designs, installs, operates and maintains new transmitter networks and has a spectrum planning service to plan the coverage of television and radio networks.

     Two of the four recipients of the DTT multiplexes awarded to date have selected NTL as the preferred supplier of transmission services. If NTL successfully concludes contractual arrangements with the multiplex operators, the introduction of DTT broadcasting in the UK will significantly expand NTL's broadcasting transmission services business.

                              BUSINESS OF PARTNERS

     Partners was formed to develop, construct, manage and operate the interests of Comcast in the UK cable and telecommunications industry. As of June 30, 1998, Partners had interests in the Partners Operating Companies as follows:
Birmingham Cable, a 27.5% interest, Cable London, a 50% interest, Cambridge Cable, a 100% interest, and two companies holding the franchises for Darlington and Teesside, England, a 100% interest. When build-out of the Partners Operating Companies' systems is complete, these systems will have the potential to serve approximately 1.6 million homes and the businesses within their franchise areas. The Partners Operating Companies not subject to the Purchase Rights will have the potential to serve approximately 750,000 homes and the businesses within their franchise areas.

PARTNERS OPERATING COMPANIES' SYSTEMS

     The following table sets forth, for each Operating Company, homes passed, homes marketed, cable subscriber, residential telephony subscriber and business telephony subscriber information for the five years ended December 31, 1997. The information presented below does not give effect to the Partner's proportionate ownership interests in Birmingham Cable, Cable London and Cambridge Cable (prior to March 31, 1996).

                                            1997       1996       1995       1994       1993
                                           -------    -------    -------    -------    -------
HOMES PASSED (1)
Cambridge Cable(5).....................    238,942    188,513    151,577    115,518     75,072
Teesside...............................    155,505    100,542     40,608
Birmingham Cable.......................    444,069    374,451    292,503    227,110    156,720
Cable London...........................    358,707    312,050    246,198    171,864    121,755
HOMES MARKETED (2)
Cambridge Cable(5).....................    224,833    174,868    142,237    107,987     64,846
Teesside...............................    145,665     92,839     34,585
Birmingham Cable.......................    429,638    369,512    291,875    220,632    150,248
Cable London...........................    345,163    296,416    230,325    163,564    121,755
CABLE SUBSCRIBERS (3)
Cambridge Cable(5).....................     52,766     45,378     36,799     30,763     16,007
Teesside...............................     45,387     30,280     14,391
Birmingham Cable.......................    116,995    111,432     88,719     73,540     55,356
Cable London...........................     83,142     67,877     52,871     42,977     30,111
RESIDENTIAL TELEPHONY SUBSCRIBERS (4)
Cambridge Cable(5).....................     76,350     56,448     43,002     33,302     12,012
Teesside...............................     79,840     49,612     20,094
Birmingham Cable.......................    123,354    105,128     81,268     57,944     35,430
Cable London...........................     80,193     57,495     39,608     31,121     17,577
BUSINESS TELEPHONY SUBSCRIBERS (4)
Cambridge Cable(5).....................      2,936      2,227      1,779      1,253        474
Teesside...............................      1,796        554         75
Birmingham Cable.......................      3,748      2,994      2,154      1,504      1,158
Cable London...........................      2,963      2,560      1,864      1,429        889

---------------

(1) A home is deemed "passed" if it can be connected to the distribution system without further extension of the transmission lines.

(2) A home is deemed "marketed" if it has been released to the Partners Operating Companies' marketing departments for sales.

(3) A dwelling with one or more television sets connected to a system is counted as one Cable Subscriber.

(4) A dwelling with one or more telephone lines connected to a system is counted as one Telephony Subscriber.

(5) Prior to March 31, 1996, Partners owned 50% of Cambridge Cable.

     Cambridge Cable Franchise Area. Cambridge Cable holds, through wholly owned subsidiaries, the Cambridge, Harlow and Ipswich/Colchester franchises, which were awarded in 1990, and the local delivery operator license for the South East Anglia area (the "SEA Franchise"), which was awarded in 1995. The franchise areas contain approximately 490,000 homes, although the build milestones in the SEA Franchise only require Cambridge Cable to pass 104,000 of the 205,000 homes in the SEA Franchise.

     Teesside Franchise Area. Wholly owned subsidiaries of the Company hold the Darlington and Teesside franchises which were awarded in 1991 and contain approximately 254,000 homes.

     Birmingham Cable Franchise Area. Birmingham Cable holds a franchise, awarded in 1988, for the cities of Birmingham and Solihull with approximately 443,000 homes and the local delivery operator license for the Wythall franchise, a 4,000 home franchise awarded in 1995.

     Cable London Franchise Area. Cable London holds, through wholly owned subsidiaries, the Camden, Haringey, Enfield and Hackney/Islington franchises, which were awarded in 1989 and 1990. Cable London's franchise area covers a contiguous area of approximately 65 square miles or roughly 20% of Greater London and contains approximately 437,000 homes.

REVENUE SOURCES

     Cable Communications. The Partners Operating Companies offer varying levels of cable communications service, depending primarily on their respective channel capacities. Monthly service rates and related charges vary in accordance with the type of service selected by the subscriber. The Company may receive an additional monthly fee for premium services, the charge for which varies with the type and level of service selected by the subscriber. Additional charges are often imposed for installation services, commercial subscribers, program guides and other services. The Company also generates revenue from pay-per-view services and advertising sales. Subscribers typically pay on a monthly basis and generally may discontinue services at any time.

     Residential Telephony. The Partners Operating Companies charge residential telephony subscribers an initial connection fee, a monthly exchange line rental fee, usage fees, which are charges for each local, long distance or international call, and fees for additional services.

     Business Telecommunications. The Partners Operating Companies charge business telecommunications subscribers a connection fee based upon the number of lines being installed and for the initial connection or reconnection to the Partners Operating Companies' networks, a monthly exchange line rental fee, usage fees, which are charges for each local, long distance or international call, and fees for additional services.

                              RECENT DEVELOPMENTS

DIAMOND

     On June 16, 1998, NTL entered into the Diamond Agreement with the shareholders of Diamond (each, a "Transferor"), for the acquisition of all of the outstanding shares of Diamond. Pursuant to the Diamond Agreement, on the closing date of the Diamond transaction (the "Diamond Closing Date"), NTL will transfer to each Transferor one share of NTL Common Stock for each four issued and outstanding ordinary shares, par value 2.5p per share (the "Ordinary Shares"), and each deferred share, par value 25p per share, of Diamond (the "Share Exchange"). However, the Diamond Agreement provides for adjustment of such consideration as follows: (i) if the Diamond Closing Date occurs within four months of the date of the Diamond Agreement, and the average sales price of the NTL Common Stock, as calculated pursuant to the Diamond Agreement, is equal to or greater than the Maximum Aggregate Stock Price ($52.00), the number of shares of NTL Common Stock to be transferred for each four Ordinary Shares will be decreased such that the value of such consideration will not exceed the Maximum Average Stock Price, and (ii) if the Diamond Closing Date does not occur within such four-month period, the Maximum Average Stock price will increase by $.50 on October 16, 1998, and on each monthly anniversary date thereafter until the Diamond Closing Date.

     Diamond has approximately 60.7 million fully diluted shares outstanding, and the total consideration for the Share Exchange will be approximately 15.2 million shares of NTL Common Stock. Based on the composite closing price of NTL Common Stock on the date of the Diamond Agreement, the purchase price implies a total Diamond equity value of approximately $630 million. The consummation of the Diamond transaction is subject to, among other things, the approval by the stockholders of NTL of the issuance of shares of NTL Common Stock in accordance with the terms of the Diamond Agreement.

COMTEL

     Pursuant to the ComTel Agreement with Vision Networks III B.V., a wholly-owned subsidiary of Royal PTT Nederland NV (KPN), NTL acquired the operations of ComTel. ComTel operates telephony/cable networks in the UK, and its franchises cover approximately 1.1 million homes and are located in the Midlands and South East England regions, covering areas including Oxford, Swindon, Coventry and Stratford.

     Pursuant to the ComTel Agreement, NTL acquired ComTel for a total of approximately L550 million in two stages. In the first stage, NTL acquired certain of the ComTel properties for L275 million in cash. In the second stage, which was completed on September 22, 1998, NTL acquired the remaining ComTel properties for L200 million in cash and L75 million in NTL Preferred Stock. Such NTL Preferred Stock has a pay-in-kind coupon of 9.9%, will mature in 2008 and is redeemable within 15 months for NTL Common Stock valued at market, new NTL convertible preferred securities or cash. NTL financed the acquisition of ComTel through a bank loan, completed through an amendment to the New Credit Facility. The acquisition of ComTel will be treated as a purchase by NTL for accounting and financial reporting purposes. The consummation of the ComTel acquisition did not require a vote of the stockholders of NTL.

REDEMPTION OF 10 7/8% NOTES

     On June 10, 1998, NTL provided to the trustee of the 10 7/8% Notes a notice that NTL will redeem such Notes on October 15, 1998. Pending such redemption, NTL has used cash on hand to deposit in trust with such trustee an amount equal to approximately $218.6 million (103.107% of accreted value) to pay the redemption price (including principal) on such 10 7/8% Notes, thereby defeasing certain of its obligations under the indenture governing such 10 7/8% Notes. In July 1998, using funds so deposited with the trustee, NTL purchased from one holder for $65 million a portion of the 10 7/8% Notes with an accreted value of $62.2 million.

                                STOCK OWNERSHIP

     The following table shows the beneficial ownership of the Class A Common Shares as of August 31, 1998, unless otherwise indicated in the footnotes below, by each director and designated executive officer, all directors and designated executive officers of Partners as a group, and each person Partners believes holds more than 5% of the outstanding Class A Common Shares. An asterisk in the column listing the percentage of shares beneficially owned indicates that the person owns less than 1% of the Class A Common Shares as of August 31, 1998.

                                                                CLASS A COMMON SHARES
                                                                 BENEFICIALLY OWNED
                                                             ---------------------------
                                                             NUMBER OF     PERCENTAGE OF
                           NAME                              SHARES(1)         CLASS
                           ----                              ----------    -------------
John R. Alchin.............................................       2,000       *
Julian A. Brodsky..........................................       1,000       *
Brian L. Roberts...........................................       1,000       *
Ralph J. Roberts...........................................       5,000       *
H. Brian Thompson..........................................       1,000       *
All directors and designated executive officers as a group
  (10 persons).............................................      10,000       *
Snyder Capital Management, Inc.(2).........................   3,152,000         8.5%
  350 California Street
  San Francisco, CA 94104
Warburg, Pincus Investors, L.P.(3).........................  10,235,744        27.5%
E.M. Warburg, Pincus & Co., LLC
Warburg, Pincus & Co.
  466 Lexington Avenue
  New York, NY 10017

---------------

(1) All shares listed are directly held with sole voting and investment power unless otherwise indicated.

(2) Based on Schedule 13G filing dated May 6, 1998.

(3) Warburg, Pincus and Co., a New York general partnership ("WP"), is the sole general partner of Warburg, Pincus. E.M. Warburg, Pincus & Co., LLC, New York limited liability company ("EMW LLC"), manages Warburg, Pincus. The members of EMW LLC are substantially the same as the partners of WP. Lionel
     I. Pincus is the managing partner of WP and the managing member of EMW LLC and may be deemed to control both WP and EMW LLC. WP, as the sole general partner of Warburg, Pincus, has a 20% interest in the profits of Warburg, Pincus. Messrs. Howard H. Newman and Jeffrey A. Harris, directors of Partners, are managing directors and members of EMW LLC and a general partner WP. As such, Messrs. Newman and Harris may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the Class A Common Shares beneficially owned by Warburg, Pincus and WP. Each of Messrs. Newman and Harris disclaims beneficial ownership of such shares within the meaning of Rule 13d-3 under the Exchange Act.

     The following table shows the beneficial ownership of the Class B Common Shares as of August 31, 1998:

                                                                CLASS B COMMON SHARES
                                                                  BENEFICIALLY OWNED
                                                              --------------------------
                                                              NUMBER OF    PERCENTAGE OF
                            NAME                                SHARES         CLASS
                            ----                              ----------   -------------
Comcast U.K. Holdings, Inc.(1)..............................  12,872,605       100.0%
  1105 Market Street
  Wilmington, DE 19801

---------------

(1) Each record holder of Class B Common Shares is entitled to 10 votes per share which constitutes approximately 77.6% of the total voting power of all outstanding Partners Common Shares. The 12,872,605 Class B Common Shares are convertible into Class A Common Shares on a one-for-one basis. All of the Class B Common Shares, if converted into Class A Common Shares, would represent approximately 25.7% of the voting power of the Class A Common Shares.

                                 LEGAL MATTERS

     Certain legal matters relating to the validity of the shares of NTL Common Stock to be issued in the Amalgamation will be passed upon for NTL by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, special counsel for NTL. Each of Davis Polk and Wardwell, New York, New York, U.S. counsel for Partners, and Conyers Dill & Pearman, Hamilton, Bermuda, Bermuda counsel for Partners, will render opinions with respect to material tax consequences of the Amalgamation. See "THE AMALGAMATION -- Material Tax Consequences of the Amalgamation."

                                    EXPERTS

     The consolidated financial statements of NTL included herein have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included herein. Such consolidated financial statements are included herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 of Comcast UK Cable Partners Limited and subsidiaries included herein and incorporated in this Joint Proxy Statement/Prospectus by reference to the Comcast UK Cable Partners Limited Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are also included herein and incorporated by reference herein and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 of Birmingham Cable Corporation Limited and Cable London PLC included herein and incorporated in this Joint Proxy Statement/Prospectus by reference to the Comcast UK Cable Partners Limited Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Deloitte & Touche, independent auditors, as stated in their reports, which are also included herein and incorporated by reference herein and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The combined financial statements of ComTel UK Finance, B.V. and its subsidiaries as of and for the year ended December 31, 1997, and the combined financial statements of Telecential as of and for the 16 months ended December 31, 1996, each appearing in this Joint Proxy Statement/Prospectus, have been audited by Deloitte & Touche, as indicated in their report with respect thereto included herein.

     The combined financial statements as of and for the year ended December 31, 1996 of ComTel UK Finance B.V. included in this Joint Proxy Statement/Prospectus have been included in reliance on the report of Coopers & Lybrand, independent Chartered Accountants, given on the authority of such firm as experts in accounting and auditing.

                             STOCKHOLDER PROPOSALS

NTL

     Any proposal of stockholders of NTL intended to be presented at NTL's 1999 Annual Meeting must have been received by NTL for inclusion in the proxy statement and form of proxy relating to that meeting on or before December 29, 1998.

     Pursuant to the NTL By-laws, in order for any matter to be properly before the 1999 Annual Meeting, notice must be given to the Secretary of NTL at 10 East 59th Street, New York, New York 10022, not less than 75 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 90 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the fifteenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever first occurs. Such stockholder's notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the meeting (i) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting,
(ii) the name and record address of the stockholder proposing such business,
(iii) the class, series and number of shares of capital stock of NTL which are beneficially owned by the stockholder and (iv) any material interest of the stockholder in such business. Insofar as the NTL Special Meeting is concerned, such notice must be received by the Secretary of NTL at the above address no later than Monday, October 5, 1998.

PARTNERS

     Any proposal of shareholders of Partners intended to be presented at the Partners Annual General Meeting of Stockholders in 1999 must have been received by Comcast by December 29, 1998 in order to be considered for inclusion in the proxy statement and form of proxy relating to that meeting.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
NTL INCORPORATED AND SUBSIDIARIES
Report of Independent Auditors..............................    F-4
Consolidated Balance Sheets as of December 31, 1997 and
  December 31, 1996.........................................    F-5
Consolidated Statements of Operations for the Years Ended
  December 31, 1997, December 31, 1996 and December 31,
  1995......................................................    F-6
Consolidated Statement of Shareholders' Equity (Deficiency)
  for the Years Ended December 31, 1997, December 31, 1996
  and December 31, 1995.....................................    F-7
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1997, December 31, 1996 and December 31,
  1995......................................................    F-8
Notes to Consolidated Financial Statements..................    F-9
Condensed Consolidated Balance Sheet as of June 30, 1998
  (Unaudited)...............................................   F-29
Condensed Consolidated Statements of Operations for the Six
  Months Ended June 30, 1998 and 1997 (Unaudited)...........   F-30
Condensed Consolidated Statement of Shareholders
  (Deficiency) for the Six Months Ended June 30, 1998
  (Unaudited)...............................................   F-31
Condensed Consolidated Statements of Cash Flows for the Six
  Months Ended June 30, 1998 and 1997 (Unaudited)...........   F-32
Notes to Condensed Consolidated Financial Statements
  (Unaudited)...............................................   F-33

COMCAST UK CABLE PARTNERS LIMITED AND SUBSIDIARIES
Independent Auditors' Report................................   F-39
Consolidated Balance Sheet as of December 31, 1997 and
  December 31, 1996.........................................   F-40
Consolidated Statement of Operations for the Years Ended
  December 31, 1997, December 31, 1996 and December 31,
  1995......................................................   F-41
Consolidated Statement of Cash Flows for the Years Ended
  December 31, 1997, December 31, 1996 and December 31,
  1995......................................................   F-42
Consolidated Statement of Shareholders' Equity for the Years
  Ended December 31, 1997, December 31, 1996 and December
  31, 1995..................................................   F-43
Notes to Consolidated Financial Statements..................   F-44
Condensed Consolidated Balance Sheet as of June 30, 1998 and
  December 31, 1997 (Unaudited).............................   F-58
Condensed Consolidated Statement of Operations and
  Accumulated Deficit for the Three and Six Months Ended
  June 30, 1998 and 1997 (Unaudited)........................   F-59
Condensed Consolidated Statement of Cash Flows for the Six
  Months Ended June 30, 1998 and 1997 (Unaudited)...........   F-60
Notes to Condensed Consolidated Financial Statements
  (Unaudited)...............................................   F-61

BIRMINGHAM CABLE CORPORATION LIMITED AND SUBSIDIARIES
Independent Auditors' Report................................   F-66
Consolidated Balance Sheet as of December 31, 1997 and
  December 31, 1996.........................................   F-67
Consolidated Statement of Operations for the Years Ended
  December 31, 1997, December 31, 1996 and December 31,
  1995......................................................   F-68

                                                              PAGE
                                                              ----
Consolidated Statement of Cash Flows for the Years Ended
  December 31, 1997, December 31, 1996 and December 31,
  1995......................................................   F-69
Consolidated Statement of Shareholders' Equity for the Years
  Ended December 31, 1997, December 31, 1996 and December
  31, 1995..................................................   F-70
Notes to Consolidated Financial Statements..................   F-71

CABLE LONDON PLC AND SUBSIDIARIES
Independent Auditors' Report................................   F-78
Consolidated Balance Sheet as of December 31, 1997 and
  December 31, 1996.........................................   F-79
Consolidated Statement of Operations for the Years Ended
  December 31, 1997, December 31, 1996 and December 31,
  1995......................................................   F-80
Consolidated Statement of Cash Flows for the Years Ended
  December 31, 1997, December 31, 1996 and December 31,
  1995......................................................   F-81
Consolidated Statement of Shareholders' (Deficiency) Equity
  for the Years Ended December 31, 1997, December 31, 1996
  and December 31, 1995.....................................   F-82
Notes to Consolidated Financial Statements..................   F-83

COMTEL UK FINANCE B.V.
  AUDITED COMBINED FINANCIAL STATEMENTS
Independent Auditors' Report................................   F-90
Report of Independent Accountants...........................   F-91
Combined Statements of Operations for each of the years in
  the two year period ended December 31, 1997...............   F-92
Combined Balance Sheets as of December 31, 1996 and 1997....   F-93
Combined Statements of Shareholders' Equity for each of the
  years in the two year period ended December 31, 1997......   F-94
Combined Statements of Cash Flows for each of the years in
  the two year period ended December 31, 1997...............   F-95
Notes to the Combined Financial Statements..................   F-96
  COMBINED FINANCIAL STATEMENTS
Combined Statements of Operations for each of the six month
  periods ended June 30, 1997 and June 30, 1998.............  F-103
Combined Balance Sheet as of June 30, 1998..................  F-104
Combined Statement of Shareholders' Equity for the six month period ended June 30, 1998................................  F-105
Combined Statements of Cash Flows for each of the six month
  periods ended June 30, 1997 and June 30, 1998.............  F-106
Notes to the Unaudited Combined Financial Statements........  F-107

                                                              PAGE
                                                              ----
TELECENTIAL COMMUNICATIONS (CANADA) LIMITED
TELECENTIAL COMMUNICATIONS (UK) LIMITED
  AUDITED COMBINED FINANCIAL STATEMENTS
Independent Auditors' Report................................  F-109
Combined Statement of Operations for the sixteen month
  period ended December 31, 1996............................  F-110
Combined Balance Sheet as of December 31, 1996..............  F-111
Combined Statement of Shareholders' Equity for the sixteen
  month period ended December 31, 1996......................  F-112
Combined Statement of Cash Flows for the sixteen month
  period ended December 31, 1996............................  F-113
Notes to the Combined Financial Statements..................  F-114

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
NTL Incorporated

     We have audited the consolidated balance sheets of NTL Incorporated and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of NTL Incorporated and Subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

New York, New York
March 20, 1998

                       NTL INCORPORATED AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                        DECEMBER 31
                                                              --------------------------------
                                                                   1997              1996
                                                              --------------    --------------
                                            ASSETS
Current assets:
  Cash and cash equivalents.................................  $   98,902,000    $  445,884,000
  Marketable securities.....................................       4,998,000                --
  Accounts receivable -- trade, less allowance for doubtful
     accounts of $8,056,000 (1997) and $3,870,000 (1996)....      66,022,000        28,340,000
  Other.....................................................      67,232,000        66,817,000
                                                              --------------    --------------
     Total current assets...................................     237,154,000       541,041,000
Fixed assets, net...........................................   1,756,985,000     1,459,528,000
Intangible assets, net......................................     364,479,000       392,933,000
Other assets, net of accumulated amortization of $25,889,000
  (1997) and $21,789,000 (1996).............................      63,021,000        61,109,000
                                                              --------------    --------------
     Total assets...........................................  $2,421,639,000    $2,454,611,000
                                                              ==============    ==============

                      LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Current liabilities:
  Accounts payable..........................................  $   45,475,000    $   57,960,000
  Accrued expenses and other................................     181,605,000       101,228,000
  Accrued construction costs................................      26,930,000        62,723,000
  Deferred revenue..........................................      35,060,000        16,491,000
  Deferred purchase price...................................              --        60,537,000
                                                              --------------    --------------
     Total current liabilities..............................     289,070,000       298,939,000
Long-term debt..............................................   2,015,057,000     1,732,168,000
Other.......................................................         428,000           459,000
Commitments and contingent liabilities
Deferred income taxes.......................................      70,218,000        94,931,000
Senior redeemable exchangeable preferred stock, $.01 par
  value, plus accreted dividends; liquidation preference
  $107,000,000; less unamortized discount of $3,444,000
  (1997); issued and outstanding 110,000 shares (1997) and
  none (1996)...............................................     108,534,000                --
Shareholders' equity (deficiency):
  Series preferred stock -- $.01 par value; authorized
     2,500,000 shares; liquidation preference $78,000,000;
     issued and outstanding 780 shares (1997 and 1996)......              --                --
  Common stock -- $.01 par value; authorized 100,000,000
     shares; issued and outstanding 32,210,000 (1997) and
     32,066,000 (1996) shares...............................         322,000           321,000
  Additional paid-in capital................................     538,054,000       548,647,000
  Cumulative translation adjustment.........................     117,008,000       163,141,000
  (Deficit).................................................    (717,052,000)     (383,995,000)
                                                              --------------    --------------
                                                                 (61,668,000)      328,114,000
                                                              --------------    --------------
     Total liabilities and shareholders' equity
       (deficiency).........................................  $2,421,639,000    $2,454,611,000
                                                              ==============    ==============

                            See accompanying notes.

                       NTL INCORPORATED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                            YEAR ENDED DECEMBER 31
                                                -----------------------------------------------
                                                    1997             1996             1995
                                                -------------    -------------    -------------
Revenues
  Local telecommunications and television.....  $ 189,407,000    $  89,209,000    $  24,804,000
  National and international
     telecommunications.......................    162,738,000       45,430,000               --
  Broadcast transmission and other............    130,799,000       83,618,000               --
  Other telecommunications....................      8,831,000       10,086,000        8,937,000
                                                -------------    -------------    -------------
                                                  491,775,000      228,343,000       33,741,000
Costs and expenses
  Operating expenses..........................    301,644,000      144,315,000       24,415,000
  Selling, general and administrative
     expenses.................................    169,133,000      114,992,000       57,932,000
  Franchise fees..............................     23,587,000       13,117,000               --
  Corporate expenses..........................     18,324,000       14,899,000       14,697,000
  Nonrecurring charges........................     20,642,000               --               --
  Depreciation and amortization...............    150,509,000       98,653,000       29,823,000
                                                -------------    -------------    -------------
                                                  683,839,000      385,976,000      126,867,000
                                                -------------    -------------    -------------
     Operating (loss).........................   (192,064,000)    (157,633,000)     (93,126,000)
Other income (expense)
  Interest and other income...................     28,415,000       33,634,000       21,185,000
  Interest expense............................   (202,570,000)    (137,032,000)     (28,379,000)
  Other gains.................................     21,497,000               --               --
  Foreign currency transaction gains..........        574,000        2,408,000           84,000
                                                -------------    -------------    -------------
  (Loss) before income taxes, minority
     interests and extraordinary item.........   (344,148,000)    (258,623,000)    (100,236,000)
  Income tax benefit (provision)..............     15,591,000       (7,653,000)       2,477,000
                                                -------------    -------------    -------------
  (Loss) before minority interests and
     extraordinary item.......................   (328,557,000)    (266,276,000)     (97,759,000)
  Minority interests..........................             --       11,822,000        6,974,000
                                                -------------    -------------    -------------
  (Loss) before extraordinary item............   (328,557,000)    (254,454,000)     (90,785,000)
  Loss from early extinguishment of debt......     (4,500,000)              --               --
                                                -------------    -------------    -------------
     Net (loss)...............................  $(333,057,000)   $(254,454,000)   $ (90,785,000)
                                                =============    =============    =============
Basic and diluted net (loss) per common share:
  (Loss) before extraordinary item............  $      (10.60)   $       (8.20)   $       (3.01)
  Extraordinary item..........................           (.14)              --               --
                                                -------------    -------------    -------------
     Net (loss) per common share..............  $      (10.74)   $       (8.20)   $       (3.01)
                                                =============    =============    =============

                            See accompanying notes.

                       NTL INCORPORATED AND SUBSIDIARIES

          CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIENCY)

                                            SERIES           COMMON STOCK --
                                        PREFERRED STOCK      $.01 PAR VALUE        ADDITIONAL     CUMULATIVE
                                        ---------------   ---------------------     PAID-IN      TRANSLATION
                                        SHARES     PAR      SHARES       PAR        CAPITAL       ADJUSTMENT      (DEFICIT)
                                        -------   -----   ----------   --------   ------------   ------------   -------------
Balance, December 31, 1994............                    22,635,000   $226,000   $462,197,000   $ 12,867,000   $ (38,756,000)
Exercise of stock options.............                        20,000      1,000        101,000
Stock split...........................                     7,547,000     75,000        (75,000)
Net loss for the year ended December
  31, 1995............................                                                                            (90,785,000)
Currency translation adjustment.......                                                             (6,594,000)
                                                          ----------   --------   ------------   ------------   -------------
Balance, December 31, 1995............                    30,202,000    302,000    462,223,000      6,273,000    (129,541,000)
Exercise of stock options.............                       396,000      4,000      1,362,000
Exercise of warrants..................                        53,000      1,000        298,000
Issuance of warrants in connection
  with consent solicitations..........                                               1,641,000
Shares issued for acquisitions........    780     $ --     1,415,000     14,000     83,123,000
Net loss for the year ended December
  31, 1996............................                                                                           (254,454,000)
Currency translation adjustment.......                                                            156,868,000
                                          ---     ----    ----------   --------   ------------   ------------   -------------
Balance, December 31, 1996............    780       --    32,066,000    321,000    548,647,000    163,141,000    (383,995,000)
Exercise of stock options.............                       119,000      1,000      1,532,000
Exercise of warrants..................                        25,000                   138,000
Accreted dividends on senior
  redeemable exchangeable preferred
  stock...............................                                             (11,978,000)
Accretion of discount on senior
  redeemable exchangeable preferred
  stock...............................                                                (285,000)
Net loss for the year ended December
  31, 1997............................                                                                           (333,057,000)
Currency translation adjustment.......                                                            (46,133,000)
                                          ---     ----    ----------   --------   ------------   ------------   -------------
Balance, December 31, 1997............    780     $ --    32,210,000   $322,000   $538,054,000   $117,008,000   $(717,052,000)
                                          ===     ====    ==========   ========   ============   ============   =============

                            See accompanying notes.

                       NTL INCORPORATED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                           YEAR ENDED DECEMBER 31
                                                              ------------------------------------------------
                                                                  1997              1996             1995
                                                              -------------    --------------    -------------
Operating activities
  Net loss..................................................  $(333,057,000)   $ (254,454,000)   $ (90,785,000)
  Adjustment to reconcile net loss to net cash (used in)
    operating activities:
    Depreciation and amortization...........................    150,509,000        98,653,000       29,823,000
    Loss from early extinguishment of debt..................      4,500,000                --               --
    Amortization of noncompetition agreements...............      1,852,000         2,906,000        3,256,000
    Provision for losses on accounts receivable.............      6,891,000         2,597,000          709,000
    Minority interests......................................             --       (11,822,000)      (6,974,000)
    Deferred income taxes...................................    (16,852,000)        5,063,000               --
    Amortization of original issue discount.................    122,639,000       104,264,000       29,379,000
    Other...................................................     (8,148,000)        8,578,000        6,229,000
    Changes in operating assets and liabilities, net of
      effect from business acquisitions:
      Accounts receivable...................................    (30,430,000)       10,050,000       (6,496,000)
      Other current assets..................................     (6,563,000)      (20,316,000)      (6,749,000)
      Other assets..........................................      2,303,000           (24,000)        (123,000)
      Accounts payable......................................     (4,615,000)       (2,869,000)      20,583,000
      Accrued expenses and other............................     74,706,000        35,691,000        9,926,000
      Deferred revenue......................................     18,994,000           278,000        1,075,000
                                                              -------------    --------------    -------------
         Net cash (used in) operating activities............    (17,271,000)      (21,405,000)     (10,147,000)
Investing activities
  Purchase of fixed assets..................................   (503,656,000)     (505,664,000)    (445,550,000)
  Payment of deferred purchase price........................    (57,330,000)               --               --
  Increase in other assets..................................     (4,322,000)       (6,013,000)      (3,361,000)
  Acquisitions of subsidiaries and minority interests, net
    of cash acquired........................................             --      (332,693,000)     (12,412,000)
  Purchase of marketable securities.........................   (145,939,000)               --               --
  Proceeds from sales of marketable securities..............    142,596,000                --               --
                                                              -------------    --------------    -------------
         Net cash (used in) investing activities............   (568,651,000)     (844,370,000)    (461,323,000)
Financing activities
  Proceeds from borrowings and sale of preferred stock, net
    of financing costs......................................    490,302,000     1,146,190,000      326,166,000
  Principal payments........................................   (242,424,000)      (95,283,000)      (9,963,000)
  Cash released from escrow.................................             --         1,600,000        2,810,000
  Capital contribution from minority partner................             --                --       12,626,000
  Proceeds from borrowings from minority partner............             --        31,232,000       19,065,000
  Proceeds from exercise of stock options and warrants......      1,671,000         1,665,000          102,000
                                                              -------------    --------------    -------------
         Net cash provided by financing activities..........    249,549,000     1,085,404,000      350,806,000
Effect of exchange rate changes on cash.....................    (10,609,000)       50,972,000        1,345,000
                                                              -------------    --------------    -------------
Increase (decrease) in cash and cash equivalents............   (346,982,000)      270,601,000     (119,319,000)
Cash and cash equivalents at beginning of year..............    445,884,000       175,283,000      294,602,000
                                                              -------------    --------------    -------------
Cash and cash equivalents at end of year....................  $  98,902,000    $  445,884,000    $ 175,283,000
                                                              =============    ==============    =============
Supplemental disclosure of cash flow information
  Cash paid during the period for interest exclusive of
    amounts capitalized.....................................  $  72,047,000    $   27,595,000    $   1,735,000
  Income taxes paid.........................................      1,107,000           367,000        1,695,000
Supplemental schedule of noncash financing activities
  Accretion of dividends and discount on senior redeemable
    exchangeable preferred stock............................  $  12,263,000    $           --    $          --
  Warrants issued in connection with consent
    solicitations...........................................             --         1,641,000               --
  Common stock issued for acquisition.......................             --        34,137,000               --
  Preferred stock issued for acquisition of minority
    interest, including notes payable to minority partner...             --        49,000,000               --
  Liabilities incurred in connection with acquisitions......             --        81,906,000               --

                            See accompanying notes.

                       NTL INCORPORATED AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION

     NTL Incorporated (the "Company"), through its subsidiaries and joint ventures, owns and operates television and radio broadcasting, cable television, telephone and telecommunications systems in the United Kingdom and provides long-distance telephone service in the United States. Based on revenues and identifiable assets, the Company's predominant lines of business are television and radio broadcasting, cable television, telephone and telecommunications services in the United Kingdom.

2.  SIGNIFICANT ACCOUNTING POLICIES

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and entities where the Company's interest is greater than 50%. Significant intercompany accounts and transactions have been eliminated in consolidation.

  Foreign Currency Translation

     The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation." All balance sheet accounts have been translated using the current exchange rates at the respective balance sheet dates. Statement of operations amounts have been translated using the average exchange rates for the respective years. The gains or losses resulting from the change in exchange rates have been reported separately as a component of shareholders' equity (deficiency).

  Cash Equivalents

     Cash equivalents are short-term highly liquid investments purchased with a maturity of three months or less. Cash equivalents were $55,894,000 and $339,249,000 at December 31, 1997 and 1996, respectively, which consisted primarily of repurchase agreements and corporate commercial paper. At December 31, 1997 and 1996, none and $238,862,000, respectively, of such cash equivalents were denominated in British pounds sterling.

  Marketable Securities

     Marketable securities are classified as available-for-sale, which are carried at fair value. Unrealized holding gains and losses on securities, net of tax, are carried as a separate component of shareholders' equity (deficiency). The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other than temporary will be included in interest income. The cost of securities sold or matured is based on the specific identification method. Interest on securities is included in interest income.

     Marketable securities at December 31, 1997 consist of federal agency notes. During the year ended December 31, 1997, there were no realized gains or losses on sales of securities. All of the marketable securities as of December 31, 1997 had a contractual maturity of less than one year.

                       NTL INCORPORATED AND SUBSIDIARIES

  Fixed Assets

     Fixed assets are stated at cost, which includes amounts capitalized for labor and overhead expended in connection with the design and installation of operating equipment. Depreciation is computed by the straight-line method over the estimated useful lives of the assets. Estimated useful lives are as follows: operating equipment -- 5 to 40 years and other equipment -- 3 to 22.5 years.

     Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and the carrying value of the asset.

  Intangible Assets

     Intangible assets include goodwill and license acquisition costs. Goodwill is the excess of the purchase price over the fair value of net assets acquired in business combinations accounted for as purchases. Goodwill is amortized on a straight-line basis over the periods benefited, principally 30 years. License acquisition costs represent the portion of purchase price allocated to the cable television and telecommunications licenses acquired in business combinations. License acquisition costs are amortized on a straight-line basis over the remaining life of the license as follows: cable television license -- 7 to 12 years and telecommunications license -- 23 years. The Company continually reviews the recoverability of the carrying value of these assets using the same methodology that it uses for the evaluation of its other long-lived assets.

  Other Assets

     Other assets consist primarily of noncompetition agreements obtained in exchange for the issuance of warrants to purchase an aggregate of 899,000 shares of common stock and deferred financing costs. The noncompetition agreements were valued at the difference between the fair market value of the common stock on the date of grant and the exercise price of the warrants. The noncompetition agreements are being expensed on a straight-line basis over the noncompetition period of primarily five years. Deferred financing costs were incurred in connection with the issuance of debt and are amortized over the term of the related debt.

  Capitalized Interest

     Interest is capitalized as a component of the cost of fixed assets constructed. In 1997, 1996 and 1995, interest of $6,770,000, $10,294,000 and
$12,183,000, respectively, was capitalized.

  Revenue Recognition

     Revenues are recognized at the time the service is provided to the customer.

  Cable Television System Costs, Expenses and Revenues

     The Company accounts for costs, expenses and revenues applicable to the construction and operation of its cable television, telephone and telecommunications systems in accordance with SFAS No. 51, "Financial Reporting by Cable Television Companies."

  Advertising Expense

     The Company expenses the cost of advertising as incurred. Advertising costs were $31,003,000, $22,727,000 and $10,370,000 in 1997, 1996 and 1995,
respectively.

                       NTL INCORPORATED AND SUBSIDIARIES

  Net (Loss) Per Share

     In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share". SFAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. The Company adopted SFAS No. 128 for each of the three years in the period ended December 31, 1997.

  Stock-Based Compensation

     The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option plans.

  Reclassifications

     Certain prior year amounts have been reclassified to conform to the 1997 presentation.

3.  RECENT ACCOUNTING PRONOUNCEMENTS

  Comprehensive Income

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The Company will adopt SFAS No. 130 in the first interim period for its fiscal year ending December 31, 1998.

  Segment Reporting

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. The Company will adopt SFAS No. 131 for its fiscal year ending December 31, 1998. The Company is currently evaluating the effect that the adoption will have on its financial statements.

4.  CERTAIN SIGNIFICANT RISKS AND UNCERTAINTIES

  Need for Additional Financing

     The Company will require additional financing in the future. There can be no assurance that the required financing will be obtainable on acceptable terms.

  Requirements to Meet Build Milestones

     The telecommunications license for each United Kingdom franchise contains specific construction milestones. Based on current network construction scheduling, the Company believes it will be able to satisfy its milestones in the future, but there can be no assurance that such milestones will be met. If the Company is unable to meet the construction milestones required by any of its licenses and is unable to obtain modifications to the milestones, the relevant licenses could be revoked.

                       NTL INCORPORATED AND SUBSIDIARIES

  Concentrations

     The Company's television and radio broadcasting business is substantially dependent upon contracts with a small group of companies for the right to broadcast their programming, and upon a site sharing agreement for a large number of its transmission sites. The loss of any one of these contracts or the site sharing agreement could have a material adverse effect on the business of the Company.

  Limited Access to Programming

     The Company's ability to make a competitive offering of cable television services is dependent on the Company's ability to obtain access to programming at a reasonable cost. There can be no assurance that the Company's current programming will continue to be available on acceptable commercial terms or at all.

  Currency Risk

     To the extent that the Company obtains financing in United States dollars and incurs construction and operating costs in British pounds sterling, it will encounter currency exchange rate risks. In addition, the Company's revenues are generated primarily in British pounds sterling while its interest and principal obligations with respect to most of the Company's existing indebtedness are payable in United States dollars. The Company has entered into an option agreement to hedge some of the risk of exchange rate fluctuations related to interest payments on United States dollar denominated debt.

5.  FIXED ASSETS

     Fixed assets consists of:

                                                                 DECEMBER 31
                                                       --------------------------------
                                                            1997              1996
                                                       --------------    --------------
Operating equipment..................................  $1,612,440,000    $1,080,135,000
Other equipment......................................     225,514,000       197,368,000
Construction-in-progress.............................     134,795,000       305,372,000
                                                       --------------    --------------
                                                        1,972,749,000     1,582,875,000
Accumulated depreciation.............................    (215,764,000)     (123,347,000)
                                                       --------------    --------------
                                                       $1,756,985,000    $1,459,528,000
                                                       ==============    ==============

6.  INTANGIBLE ASSETS

     Intangible assets consists of:

                                                                  DECEMBER 31
                                                          ----------------------------
                                                              1997            1996
                                                          ------------    ------------
License acquisition costs, net of accumulated
  amortization of $46,620,000 (1997) and $34,894,000
  (1996)................................................  $123,116,000    $134,909,000
Goodwill, net of accumulated amortization of $13,449,000
  (1997) and $5,986,000 (1996)..........................   241,363,000     258,024,000
                                                          ------------    ------------
                                                          $364,479,000    $392,933,000
                                                          ============    ============

     In October 1996, the Company acquired the remaining 40% interest it did not already own in CableTel Newport in exchange for 780 shares of the Company's Series A Preferred Stock. CableTel Newport owns and operates cable television, telephone and telecommunications franchises in South Wales. The Series A Preferred Stock was valued at $49,000,000, based on an appraisal as of the date of issuance. The fair value of

                       NTL INCORPORATED AND SUBSIDIARIES
the net tangible assets acquired of $67,710,000 exceeded the aggregate purchase price of $49,062,000 (including costs incurred of $62,000) by $18,648,000, which is classified as a reduction to license acquisition costs.

     In September 1996, the Company acquired the remaining 30% minority interest of English Cable Enterprises, Inc. ("ECE") that the Company did not own, in exchange for 1,415,000 shares of its common stock. ECE, through its subsidiaries, owns four cable television, telephone and telecommunications licenses in the northern suburbs of London. The value of the shares, based on the market price on the date of issuance, of $34,137,000 plus costs incurred of $204,000 exceeded the fair value of the net tangible assets acquired by $28,649,000, which is classified as license acquisition costs.

     In May 1996, an indirect wholly-owned subsidiary of the Company, NTL Investment Holdings Limited ("NTLIH"), acquired NTL Group Limited for payments of approximately L204,000,000 at closing, L17,100,000 in October 1996 and L35,000,000 in May 1997. NTL Group Limited provides television and radio transmission services and a range of other services in the broadcasting and telecommunications industries. This acquisition has been accounted for as a purchase, and, accordingly, the net assets and results of operations of NTL Group Limited have been included in the consolidated financial statements from the date of acquisition. The aggregate purchase price of L256,100,000 ($439,000,000) plus costs incurred of $3,700,000 exceeded the fair value of the net tangible assets acquired by $263,000,000, which is classified as goodwill.

     The pro forma unaudited consolidated results of operations for the year ended December 31, 1996 assuming consummation of the above mentioned transactions as of January 1, 1996 is as follows:

Total revenue.................................  $ 289,638,000
Net loss......................................   (265,180,000)
Basic and diluted net loss per share..........          (8.31)

     In October 1995, CableTel South Wales Limited, a wholly-owned subsidiary of CableTel Newport, acquired the cable television business of Metro Cable TV Limited in South Wales ("Metro Wales"), and CableTel Central Hertfordshire Limited, a wholly-owned subsidiary of ECE, acquired the cable television business of Metro Cable TV Limited in Hertfordshire ("Metro Herts"), for an aggregate consideration of $12,125,000. These acquisitions have been accounted for as purchases, and, accordingly, the net assets and results of operations of Metro Wales and Metro Herts have been included in the consolidated financial statements from the date of acquisition. The aggregate purchase price exceeded the fair value of the net tangible assets acquired by $10,167,000, which is classified as license acquisition costs. In 1996, the Metro Wales license acquisition costs were reduced by $565,000.

                       NTL INCORPORATED AND SUBSIDIARIES

7.  LONG-TERM DEBT

     Long-term debt consists of:

                                                                 DECEMBER 31
                                                       --------------------------------
                                                            1997              1996
                                                       --------------    --------------
10 7/8% Senior Deferred Coupon Notes ("10 7/8%
  Notes")(a).........................................  $  194,959,000    $  175,368,000
12 3/4% Series A Senior Deferred Coupon Notes
  ("12 3/4% Notes")(b)...............................     209,387,000       185,043,000
11 1/2% Series B Senior Deferred Coupon Notes
  ("11 1/2% Notes")(c)...............................     743,961,000       665,257,000
10% Series B Senior Notes ("10% Notes")(d)...........     400,000,000                --
7 1/4% Convertible Subordinated Notes ("7 1/4%
  Convertible Notes")(e).............................     191,750,000       191,750,000
7% Convertible Subordinated Notes ("7% Convertible
  Notes")(f).........................................     275,000,000       275,000,000
Term Loan and Revolving Facility(g)..................              --       239,750,000
                                                       --------------    --------------
                                                       $2,015,057,000    $1,732,168,000
                                                       ==============    ==============

---------------
(a) In October 1993, the Company issued $212,000,000 aggregate principal amount of 10 7/8% Senior Deferred Coupon Notes due 2003. The 10 7/8% Notes were issued at a price to the public of 58.873% or $124,811,000. The Company incurred $5,019,000 in fees and expenses which is included in deferred financing costs. The original issue discount on the 10 7/8% Notes accretes at a rate of 10 7/8%, compounded semiannually, to an aggregate principal amount of $212,000,000 by October 15, 1998. Interest will thereafter accrue at 10 7/8% per annum, payable semiannually beginning on April 15, 1999. During 1997, 1996 and 1995, the Company recognized $19,591,000, $17,620,000 and $15,851,000, respectively, of the original issue discount as interest expense.

    The 10 7/8% Notes are effectively subordinated to all existing and future indebtedness and other liabilities and commitments of the Company's subsidiaries. The 10 7/8% Notes may be redeemed at the Company's option, in whole or in part, at any time on or after October 15, 1998 at 103.107% the first year, 101.554% the second year and 100% thereafter, plus accrued and unpaid interest to the date of redemption. The indenture governing the 10 7/8% Notes contains restrictions relating to, among other things: (i) incurrence of additional indebtedness and issuance of preferred stock; (ii) dividend and other payment restrictions; and (iii) mergers, consolidations and sales of assets.

(b) In April 1995, the Company issued $277,803,500 aggregate principal amount of 12 3/4% Senior Deferred Coupon Notes due 2005. The 12 3/4% Notes were issued at a price to the public of 53.995% or $150,000,000. The Company incurred $6,192,000 in fees and expenses in connection with the issuance of 12 3/4% Notes which is included in deferred financing costs. The original issue discount accretes at a rate of 12 3/4%, compounded semiannually, to an aggregate principal amount of $277,803,500 by April 15, 2000. Interest will thereafter accrue at 12 3/4% per annum, payable semiannually beginning on October 15, 2000. During 1997, 1996 and 1995, the Company recognized $24,344,000, $21,515,000 and $13,528,000, respectively, of original issue discount as interest expense.

    The 12 3/4% Notes are effectively subordinated to all existing and future indebtedness and other liabilities and commitments of the Company's subsidiaries, rank pari passu in right of payment with all senior unsecured indebtedness and rank senior in right of payment to all subordinated indebtedness of the Company. The 12 3/4% Notes may be redeemed at the Company's option, in whole or in part, at any time on or after April 15, 2000 at 103.64% the first year, 101.82% the second year and 100% thereafter, plus accrued and unpaid interest to the date of redemption. The indenture governing the 12 3/4% Notes contains

                       NTL INCORPORATED AND SUBSIDIARIES
    restrictions relating to, among other things: (i) incurrence of additional indebtedness and issuance of preferred stock, (ii) dividend and other payment restrictions and (iii) mergers, consolidations and sales of assets.

(c) In January 1996, the Company issued $1,050,000,000 aggregate principal amount of 11 1/2% Series B Senior Deferred Coupon Notes due 2006. The
    11 1/2% Notes were issued at a price to investors of 57.155% of the aggregate principal amount at maturity or $600,127,500. The Company incurred $19,273,000 in fees and expenses in connection with the issuance of the 11 1/2% Notes which is included in deferred financing costs. The original issue discount accretes at a rate of 11 1/2%, compounded semiannually, to an aggregate principal amount of $1,050,000,000 by February 1, 2001. Interest will thereafter accrue at 11 1/2% per annum, payable semiannually beginning on August 1, 2001. During 1997 and 1996, the Company recognized $78,704,000 and $65,129,000 of original issue discount as interest expense.

    The 11 1/2% Notes are effectively subordinated to all existing and future indebtedness and other liabilities and commitments of the Company's subsidiaries, rank pari passu in right of payment with all senior unsecured indebtedness and rank senior in right of payment to all subordinated indebtedness of the Company. The 11 1/2% Notes may be redeemed at the Company's option, in whole or in part, at any time on or after February 1, 2001 at 105.75% the first year, 102.875% the second year and 100% thereafter, plus accrued and unpaid interest to the date of redemption. The indenture governing the 11 1/2% Notes contains restrictions relating to, among other things: (i) incurrence of additional indebtedness and issuance of preferred stock; (ii) dividend and other payment restrictions and (iii) mergers, consolidations and sales of assets.

(d) In February 1997, the Company issued $400,000,000 aggregate principal amount of 10% Senior Notes due 2007. The Company received net proceeds of $389,000,000 after discounts and commissions from the issuance of the 10% Notes. Discounts, commissions and other fees incurred of $11,885,000 are included in deferred financing costs. The 10% Notes accrue interest at 10% per annum, payable semiannually as of August 15, 1997.

    The 10% Notes are effectively subordinated to all existing and future indebtedness and other liabilities and commitments of the Company's subsidiaries. The 10% Notes may be redeemed at the Company's option, in whole or in part, at any time on or after February 15, 2002 at a redemption price of 105% that declines annually to 100% in 2005, in each case together with accrued and unpaid interest to the date of redemption. The indenture governing the 10% Notes contains restrictions relating to, among other things: (i) incurrence of additional indebtedness and the issuance of preferred stock, (ii) dividend and other payment restrictions and (iii) mergers, consolidations and sales of assets.

(e) In April and May 1995, the Company issued $191,750,000 principal amount of
    7 1/4% Convertible Subordinated Notes due 2005. Interest payments began on October 15, 1995 and interest is payable every six months thereafter. The
    7 1/4% Convertible Notes will mature on April 15, 2005. The 7 1/4% Convertible Notes are unsecured obligations convertible into shares of common stock prior to maturity at a conversion price of $27.56 per share, subject to adjustment. There are approximately 6,958,000 shares of common stock reserved for issuance upon the conversion of the 7 1/4% Convertible Notes. The 7 1/4% Convertible Notes are redeemable, in whole or in part, at the option of the Company at any time on or after April 15, 1998, at a redemption price of 105.08% that declines annually to 100.73% in 2004, in each case together with accrued interest to the redemption date. The Company incurred $6,822,000 in fees and expenses in connection with the issuance of the 7 1/4% Convertible Notes, which is included in deferred financing costs.

    In March 1998, the Company announced that it was calling for redemption all of the 7 1/4% Convertible Notes. The redemption date is April 20, 1998 and the redemption price is 105.08% of the principal amount, plus accrued and unpaid interest through the date of redemption.

(f) In June 1996, the Company issued $275,000,000 aggregate principal amount of 7% Convertible Subordinated Notes due 2008. Interest payments began on December 15, 1996 and interest is payable

                       NTL INCORPORATED AND SUBSIDIARIES
    every six months thereafter. The 7% Convertible Notes mature on June 15, 2008. The 7% Convertible Notes are unsecured obligations convertible into shares of common stock prior to maturity at a conversion price of $37.875 per share, subject to adjustment. There are approximately 7,261,000 shares of common stock reserved for issuance upon conversion of the 7% Convertible Notes. The 7% Convertible Notes are redeemable, in whole or in part, at the option of the Company at any time on or after June 15, 1999, at a redemption price of 104.9% that declines annually to 100% in 2006, in each case together with accrued and unpaid interest to the redemption date. The Company incurred $8,616,000 in fees and expenses in connection with the issuance of the 7% Convertible Notes, which is included in deferred financing costs.

(g) To finance a substantial portion of the purchase price for NTL Group Limited, NTLIH obtained from a syndicate of lenders senior secured loan facilities (the "NTLIH Facility") of a maximum principal amount of L165,000,000 comprised of: (i) a long-term loan facility of L140,000,000 and
    (ii) a revolving credit facility of L25,000,000. One of the Lenders also made available to NTLIH a secured loan facility of L60,000,000 (the "Bridge Facility") to finance the remainder of the payment due at closing and acquisition costs and expenses due at closing. Loans under the NTLIH Facility incurred interest at an annual rate equal to LIBOR plus a margin that varied from 0.75% per annum to 1.75% per annum, based on certain financial ratios of NTLIH and certain of its subsidiaries. Interest was payable either monthly, quarterly or semiannually, at the option of NTLIH. The effective interest rate on the NTLIH Facility at December 31, 1996 was 7.972%. The Bridge Facility was repaid in full in August 1996. In October 1997, the principal and accrued interest outstanding under the NTLIH Facility of L140,138,000 ($231,466,000) was repaid using cash on hand.

    In 1997, NTL (UK) Group, Inc., a wholly-owned subsidiary of the Company, which is the holding company for the United Kingdom operations and the parent company of NTLIH, and NTLIH entered into an agreement with The Chase Manhattan Bank pursuant to which Chase has agreed to fully underwrite a L555,000,000, eight-year term loan facility with an initial four-year revolving period. By April 14, 1999, Chase's commitment will be reduced to no less than L480,000,000 or such greater amount as is necessary to ensure that the Company's United Kingdom operations remain fully funded by reference to an agreed business plan. The facility will be used to finance capital expenditures and working capital for the Company's United Kingdom operations, including its local broadband, national telecommunications and national digital television networks. A portion of the facility (L75,000,000) is conditional upon the execution of contracts to provide digital television transmission services to certain third parties. Chase has provided a portion of the L555,000,000 facility in the form of a L350,000,000 facility to the Company on the same terms as to restrictions, covenants, guarantees and security as the L555,000,000 facility. As of March 20, 1998, L10,000,000 ($16,517,000) is outstanding under the L350,000,000 facility. The principal amount outstanding under the L350,000,000 facility is required to be repaid on December 31, 2005. Interest is payable either monthly, quarterly or semi-annually, at the option of NTLIH, at LIBOR plus, at a maximum, 2.25% per annum. The commitment fee is .375% per annum on the unutilized portion of the L350,000,000 facility and is payable quarterly in arrears. The facility is secured by first fixed and floating charges over all present and future assets and undertakings of the United Kingdom group. The facility contains customary financial covenants, and certain restrictions relating to, among other things: (i) incurrence of additional indebtedness or guarantees, (ii) investments, acquisitions and mergers and
    (iii) dividend and other payment restrictions. In the absence of a default, the facility generally permits payments to the Company to pay interest and principal of existing indebtedness of the Company. At December 31, 1997, restricted net assets were approximately $1,861,000,000.

    In March 1998, the Company issued 125,000,000 pounds sterling aggregate principal amount of 9 1/2% Senior Notes due 2008 (the "Sterling Senior Notes"), 300,000,000 pounds sterling aggregate principal amount of 10 3/4% Senior Deferred Coupon Notes due 2008 (the "Sterling Deferred Coupon Notes") and $1,300,000,000 aggregate principal amount of 9 3/4% Senior Deferred Coupon Notes due 2008 (the "Dollar Deferred Coupon Notes") (together the "New Notes"). The Sterling Senior Notes, Sterling

                       NTL INCORPORATED AND SUBSIDIARIES

    Deferred Coupon Notes and the Dollar Deferred Coupon Notes were issued at a price to the public of 99.67% or 124,588,000 pounds sterling, 58.62% or 175,860,000 pounds sterling and 61.724% or $802,412,000, respectively. The Company received net proceeds of 121,161,000 pounds sterling, 170,584,000 pounds sterling and $778,340,000, after discounts and commissions, from the issuance of the Sterling Senior Notes, the Sterling Deferred Coupon Notes and the Dollar Deferred Coupon Notes, respectively.

    The original issue discount of the Sterling Deferred Coupon Notes accretes at a rate of 10 3/4%, compounded semiannually, to an aggregate principal amount of L300,000,000 by April 1, 2003. The original issue discount of the Dollar Deferred Coupon Notes accretes at a rate of 9 3/4%, compounded semiannually, to an aggregate principal amount of $1,300,000,000 by April 1, 2003. Interest on each of the Sterling Deferred Coupon Notes and the Dollar Deferred Coupon Notes will thereafter accrue at 10 3/4% per annum and 9 3/4% per annum, respectively, payable semiannually, beginning on October 1, 2003. The Sterling Senior Notes accrue interest at 9 1/2% per annum, payable semiannually, beginning on October 1, 1998.

    The New Notes are effectively subordinated to all existing and future indebtedness and other liabilities and commitments of the Company's subsidiaries, rank pari passu in right of payment with each other and with all senior unsecured indebtedness of the Company and rank senior in right of payment to all subordinated indebtedness of the Company.

    The New Notes may be redeemed at the Company's option, in whole or in part, at any time on or after April 1, 2003, at a redemption price of 104 3/4% to 105 3/8% that declines annually to 100% in 2006, in each case together with accrued and unpaid interest to the date of redemption.

    The indentures governing the New Notes contain restrictions relating to, among other things: (i) incurrence of additional indebtedness and the issuance of preferred stock, (ii) dividend and other payment restrictions and (iii) mergers, consolidations and sales of assets.

8.  REDEEMABLE PREFERRED STOCK

     In February 1997, the Company issued $100,000,000 of its 13% Senior Redeemable Exchangeable Preferred Stock (the "Redeemable Preferred Stock"). The Company received net proceeds of $96,625,000 after discounts and commissions from the issuance of the Redeemable Preferred Stock. Discounts, commissions and other fees incurred of $3,729,000 were recorded as unamortized discount at issuance.

     Of the 2,500,000 authorized shares of Series Preferred Stock, 100,000 shares of Redeemable Preferred Stock were issued. Dividends accrue at 13% per annum ($130 per share) and are payable quarterly in arrears as of May 15, 1997. Dividends, whether or not earned or declared, will accrue without interest until declared and paid, which declaration may be for all or part of the accrued dividends. Dividends accruing on or prior to February 15, 2004 may, at the option of the Company, be paid in cash, by the issuance of additional Redeemable Preferred Stock or in any combination of the foregoing. As of December 31, 1997, the Company has accrued $11,978,000 for dividends and has issued approximately 10,000 shares for $10,187,000 of such accrued dividends. The Redeemable Preferred Stock may be redeemed, at the Company's option, in whole or in part, at any time on or after February 15, 2002 at a redemption price of 106.5% of the liquidation preference of $1,000 per share that declines annually to 100% in 2005, in each case together with accrued and unpaid dividends to the redemption date. The Redeemable Preferred Stock is subject to mandatory redemption on February 15, 2009. On any scheduled dividend payment date, the Company may, at its option, exchange all of the shares of Redeemable Preferred Stock then outstanding for the Company's 13% Subordinated Exchange Debentures due 2009 (the "Subordinated Debentures").

     The Subordinated Debentures, if issued, will bear interest at a rate of 13% per annum, payable semiannually in arrears on February 15 and August 15 of each year commencing with the first such date to

                       NTL INCORPORATED AND SUBSIDIARIES
occur after the date of exchange. Interest accruing on or prior to February 15, 2004 may, at the option of the Company, be paid in cash, by the issuance of additional Subordinated Debentures or in any combination of the foregoing. The Subordinated Debentures will be redeemable, at the Company's option, in whole or in part, on or after February 15, 2002 at a redemption price of 106.5% that declines annually to 100% in 2005, in each case together with accrued and unpaid interest to the redemption date.

9.  NONRECURRING CHARGES INCLUDING RESTRUCTURING CHARGES

     Nonrecurring charges of $20,642,000 in 1997 include deferred costs written-off of $5,013,000 and restructuring costs of $15,629,000. The deferred costs written-off relate to the Company's unsuccessful bid for United Kingdom digital terrestrial television multiplex licenses. Restructuring costs relate to the Company's announcement in September 1997 of a reorganization of certain of its operations. The Company is consolidating the Customer Operations departments that serve its three franchise areas in England into one department, and is consolidating certain operations and management groups within the Broadcast Services division, as well as certain other consolidations or cessations of activities. This charge consisted of employee severance and related costs of $6,726,000 for approximately 280 employees to be terminated, lease exit costs of $6,539,000 and penalties of $2,364,000 associated with the cancellation of contractual obligations. As of December 31, 1997, $5,441,000 of the provision has been used, including $2,916,000 for severance and related costs, $324,000 for lease exit costs and $2,201,000 for penalties associated with the cancellation of contractual obligations, and 118 employees had been terminated. There was no other adjustment to the liability.

10.  OTHER GAINS

     Other gains of $21,497,000 in 1997 include a legal settlement of $10,000,000 and a gain on the sale of fixed assets of $11,497,000. In October 1997, following the U.S. District Court's decision to dismiss the Company's complaint against LeGroupe Videotron Ltee and its subsidiary, the Company entered into a Settlement Agreement dismissing the Company's complaint in exchange for a payment of $10,000,000. In December 1997, a U.S. subsidiary of the Company sold its fixed and other assets utilized in its microwave transmission service business and recognized a gain of $11,497,000.

11.  INCOME TAXES

     The provision (benefit) for income taxes consists of the following:

                                                       YEAR ENDED DECEMBER 31
                                              -----------------------------------------
                                                  1997           1996          1995
                                              ------------    ----------    -----------
Current:
  Federal...................................  $         --    $       --    $  (181,000)
  State and local...........................     1,261,000       344,000        167,000
  Foreign...................................            --     2,246,000     (2,463,000)
                                              ------------    ----------    -----------
          Total current.....................     1,261,000     2,590,000     (2,477,000)
                                              ------------    ----------    -----------
Deferred:
  Federal...................................            --            --             --
  State and local...........................            --            --             --
  Foreign...................................   (16,852,000)    5,063,000             --
                                              ------------    ----------    -----------
          Total deferred....................   (16,852,000)    5,063,000             --
                                              ------------    ----------    -----------
                                              $(15,591,000)   $7,653,000    $(2,477,000)
                                              ============    ==========    ===========

                       NTL INCORPORATED AND SUBSIDIARIES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax liabilities and assets are as follows:

                                                                 DECEMBER 31
                                                        ------------------------------
                                                            1997             1996
                                                        -------------    -------------
Deferred tax liabilities:
  Fixed assets........................................  $  68,380,000    $  78,433,000
  Depreciation and amortization.......................             --       30,623,000
  Other...............................................      4,894,000        6,018,000
                                                        -------------    -------------
          Total deferred tax liabilities..............     73,274,000      115,074,000
Deferred tax assets:
  Net operating losses................................    107,208,000       99,227,000
  Net deferred interest expense.......................     94,689,000       51,770,000
  Depreciation and amortization.......................     16,935,000               --
  Other...............................................     18,164,000       10,396,000
                                                        -------------    -------------
          Total deferred tax assets...................    236,996,000      161,393,000
Valuation allowance for deferred tax assets...........   (233,940,000)    (141,250,000)
                                                        -------------    -------------
Net deferred tax assets...............................      3,056,000       20,143,000
                                                        -------------    -------------
Net deferred tax liabilities..........................  $  70,218,000    $  94,931,000
                                                        =============    =============

     At December 31, 1997, the Company had net operating loss carryforwards of approximately $56,000,000 for U.S. federal income tax purposes that expire as follows: $500,000 in 2008, $1,100,000 in 2009, $21,000,000 in 2010, $27,700,000
in 2011 and $5,700,000 in 2012. The Company also has United Kingdom net operating loss carryforwards of approximately $290,000,000 which have no expiration date. Pursuant to United Kingdom law, these losses are only available to offset income of the separate entity that generated the loss.

     The reconciliation of income taxes computed at U.S. federal statutory rates to income tax expense is as follows:

                                                     YEAR ENDED DECEMBER 31
                                          ---------------------------------------------
                                              1997             1996            1995
                                          -------------    ------------    ------------
Provision (benefit) at federal statutory
  rate (35%)............................  $(120,452,000)   $(90,518,000)   $(35,083,000)
Add (deduct):
  State and local income tax, net of
     federal benefit....................        820,000         224,000         109,000
  Foreign losses with no benefit........     59,804,000      44,610,000       6,699,000
  Amortization of goodwill and license
     acquisition costs..................      3,925,000       4,031,000       3,696,000
  U.S. losses with no benefit...........     40,312,000      49,184,000      22,507,000
  Other.................................             --         122,000        (405,000)
                                          -------------    ------------    ------------
                                          $ (15,591,000)   $  7,653,000    $ (2,477,000)
                                          =============    ============    ============

                       NTL INCORPORATED AND SUBSIDIARIES

12.  FAIR VALUES OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

     Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets approximate fair value.

     Long-term debt: The fair values of the 10 7/8% Notes, the 12 3/4% Notes, the 11 1/2% Notes, the 10% Notes, the 7 1/4% Convertible Notes and the 7% Convertible Notes are based on the quoted market price. The fair value of the Term Loan and Revolving Facility is estimated using discounted cash flow analysis, based on the Company's incremental borrowing rate for similar types of borrowing arrangements.

     Redeemable Preferred Stock: The fair value is based on the quoted market price.

     The carrying amounts and fair values of the Company's financial instruments are as follows:

                                             DECEMBER 31, 1997              DECEMBER 31, 1996
                                        ---------------------------    ---------------------------
                                          CARRYING                       CARRYING
                                           AMOUNT       FAIR VALUE        AMOUNT       FAIR VALUE
                                        ------------   ------------    ------------   ------------
Cash and cash equivalents.............  $ 98,902,000   $ 98,902,000    $445,884,000   $445,884,000
Long-term debt:
  10 7/8% Notes.......................   194,959,000    199,810,000     175,368,000    179,140,000
  12 3/4% Notes.......................   209,387,000    230,577,000     185,043,000    202,797,000
  11 1/2% Notes.......................   743,961,000    819,000,000     665,257,000    714,000,000
  10% Notes...........................   400,000,000    422,000,000              --             --
  7 1/4% Convertible Notes............   191,750,000    212,843,000     191,750,000    206,611,000
  7% Convertible Notes................   275,000,000    264,688,000     275,000,000    251,625,000
  Term Loan and Revolving Facility....            --             --     239,750,000    239,750,000
  Redeemable Preferred Stock..........   108,534,000    121,846,000              --             --

13.  RELATED PARTY TRANSACTIONS

     On July 25, 1990, Cellular Communications, Inc. ("CCI") and AirTouch Communications, Inc. ("AirTouch") entered into a Merger and Joint Venture Agreement, as amended as of December 14, 1990. In connection with this agreement, on July 31, 1991, CCI distributed to its shareholders the stock of the Company.

     Through August 1996, CCI provided management, financial and legal services to the Company. Amounts charged to the Company included direct costs where identifiable, and indirect costs allocated utilizing direct labor hours as reported by the common officers and employees of CCI and the Company. For the years ended December 31, 1996 and 1995, CCI charged $1,194,000, and $1,644,000, respectively, which is included in corporate expenses. In August 1996, upon the merger of CCI with AirTouch, the Company commenced providing management, financial, legal and technical services to Cellular Communications International, Inc. ("CCII") and CoreComm Incorporated ("CoreComm"). In 1996, the Company charged CCII and CoreComm $351,000 and $200,000, respectively, which included direct costs where identifiable and allocated corporate overhead based upon the amount of time incurred on CCII and CoreComm business by the common officers and employees of the Company, CCII and CoreComm. These charges reduced corporate expenses in 1996.

     In January 1997, the Company, CoreComm and CCII agreed to a change in the Company's fee for the provision of services. In 1997, the Company charged CoreComm and CCII $1,492,000 and $871,000, respectively, for direct costs where identifiable and a fixed percentage of its corporate overhead. These charges

                       NTL INCORPORATED AND SUBSIDIARIES
reduced corporate expenses. In the opinion of management of the Company, the allocation methods are reasonable.

     As of December 31, 1997 and 1996, the Company had receivables of $69,000 and $586,000 from CCII and $71,000 and $102,000 from CoreComm, respectively.

     In 1993, the Company entered into a consulting agreement with Insight Communications Company, L.P. ("Insight U.S."), under which Insight U.S. provided advice and assistance to the Company with respect to its cable television, telephone and telecommunications operations in the United Kingdom. Two members of the Company's Board of Directors are partners in Insight U.S. Pursuant to the consulting agreement, which had a term of three years, the Company paid Insight U.S. a fee of $50,000 per month for the first year, $40,000 per month for the second year and $30,000 per month for the third year. The fees for the years ended December 31, 1996 and 1995 of $270,000 and $450,000, respectively, are included in corporate expenses.

14.  NET LOSS PER COMMON SHARE

     The following table sets forth the computation of basic and diluted net loss per share:

                                                     YEAR ENDED DECEMBER 31
                                         ----------------------------------------------
                                             1997             1996             1995
                                         -------------    -------------    ------------
Numerator:
  Loss before extraordinary item.......  $(328,557,000)   $(254,454,000)   $(90,785,000)
  Preferred stock dividend.............    (11,978,000)              --              --
                                         -------------    -------------    ------------
                                          (340,535,000)    (254,454,000)    (90,785,000)
Extraordinary item.....................     (4,500,000)              --              --
                                         -------------    -------------    ------------
Loss available to common
  shareholders.........................  $(345,035,000)   $(254,454,000)   $(90,785,000)
Denominator for basic net loss per
  common share.........................     32,117,000       31,041,000      30,190,000
     Effect of dilutive securities.....             --               --              --
                                         -------------    -------------    ------------
Denominator for diluted net loss per
  common share.........................     32,117,000       31,041,000      30,190,000
                                         -------------    -------------    ------------
Basic and diluted net loss per common
  share:
  Loss before extraordinary item.......  $      (10.60)   $       (8.20)   $      (3.01)
  Extraordinary item...................           (.14)              --              --
                                         -------------    -------------    ------------
     Net (loss)........................  $      (10.74)   $       (8.20)   $      (3.01)
                                         =============    =============    ============

     Stock options, warrants and convertible securities are excluded from the calculation of net loss per common share as their effect would be antidilutive.

15.  SHAREHOLDERS' EQUITY (DEFICIENCY)

  Stock Split

     On July 25, 1995, the Company declared a 4-for-3 stock split by way of stock dividend, which was paid on August 11, 1995. All common stock data in the Consolidated Financial Statements give effect to the stock split.

  Series Preferred Stock

     In October 1996, the Board of Directors created and authorized for issuance 2,000 shares of 5% Non-Voting Convertible Preferred Stock, Series A ("Series A Preferred Stock"), of which 780 shares were issued

                       NTL INCORPORATED AND SUBSIDIARIES
in connection with the CableTel Newport acquisition. Each share of Series A Preferred Stock has a stated value of $100,000, subject to certain exceptions. The holders of Series A Preferred Stock are entitled to receive cumulative dividends beginning in October 2001 at the rate of 5% of the stated value, payable semi-annually in arrears, subject to certain exceptions. Dividends may be paid, in the sole discretion of the Board of Directors, in cash, in common stock or in additional shares of Series A Preferred Stock. The Company has the right, exercisable at any time, to redeem all or some of the Series A Preferred Stock at a price equal to the aggregate stated value of the shares to be redeemed, together with all accrued and unpaid dividends, in cash or in shares of common stock (based on the average market price of the common stock, as defined). The holder of Series A Preferred Stock has the right to convert shares of Series A Preferred Stock into common stock equal to the aggregate stated value of Series A Preferred Stock divided by the greater of (a) $40.00 or (b) the average market price of the common stock, as defined. The Series A Preferred Stock has a liquidation preference equal to the stated value per share plus accrued and unpaid dividends.

  Warrants

     In 1993, the Company issued warrants to purchase an aggregate of approximately 899,000 shares of common stock at an initial exercise price of $8.35 per share in connection with certain noncompetition agreements. The exercise price decreased to $6.96 per share in the second year after the grant and to $5.57 per share thereafter. The warrants were valued at $13,193,000, the difference between the fair market value of the common stock on the date of grant and $5.57 per share. The warrants expire in 2000.

     In 1996, pursuant to the terms of the consent solicitations to the holders of the 10 7/8% Notes and to the holders of the 12 3/4% Notes to gain consent to modify certain indenture provisions, the Company paid an aggregate of $3,592,000 in consent payments and issued warrants to purchase 164,000 shares of common stock at an exercise price of $23.78 per share in lieu of additional consent payments of $1,641,000. The warrants expire in 2006.

  Shareholder Rights Plan

     The Rights Agreement provides that one Right will be issued with each share of common stock issued on or after October 13, 1993. The Rights are exercisable upon the occurrence of certain potential takeover events and will expire in October 2003 unless previously redeemed by the Company. When exercisable, each Right entitles the owner to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock ("Rights Preferred Stock") at a purchase price of $100.

     The Rights Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $.01 per share and will be entitled to an aggregate dividend of 100 times the dividend, if any, declared per share of common stock. In the event of liquidation, the holders of Rights Preferred Stock will be entitled to a minimum preferential liquidation payment of $1 per share and will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each share of Rights Preferred Stock will have 100 votes and will vote together with the common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are changed or exchanged, each share of Rights Preferred Stock will be entitled to receive 100 times the amount received per share of common stock. These rights are protected by customary antidilution provisions.

     There are 2,500,000 authorized shares of Series Preferred Stock of which 1,000,000 shares are designated Rights Preferred Stock.

  Stock Options

     There are 2,164,000 shares of common stock reserved for issuance under the OCOM Corporation (a wholly-owned subsidiary of the Company) 1991 Stock Option Plan. The plan provides that incentive stock

                       NTL INCORPORATED AND SUBSIDIARIES
options ("ISOs") be granted at the fair market value of OCOM's common stock on the date of grant, and nonqualified stock options ("NQSOs") be granted at not less than 85% of the fair market value of OCOM's common stock on the date of grant. Options are exercisable as to 20% of the shares subject thereto on the date of grant and become exercisable as to an additional 20% of the shares subject thereto on each January 1 thereafter, while the optionee remains an employee of the Company. Options will expire ten years after the date of the grant.

     There are 6,653,000 shares of common stock reserved for issuance under the NTL Incorporated 1993 Stock Option Plan. The exercise price of an ISO may not be less than 100% of the fair market value of the Company's common stock on the date of grant, and the exercise price of a NQSO may not be less than 85% of the fair market value of the Company's common stock on the date of grant. Options are exercisable as to 20% of the shares subject thereto on the date of grant and become exercisable as to an additional 20% of the shares subject thereto on each January 1 thereafter, while the optionee remains an employee of the Company. Options will expire ten years after the date of the grant.

     There are 100,000 shares of common stock reserved for issuance under the OCOM Corporation Non-Employee Director Stock Option Plan. The plan provides that all options be granted at the fair market value of OCOM's common stock on the date of grant, and options will expire ten years after the date of the grant. Options are exercisable as to 20% of the shares subject thereto on the date of grant and become exercisable as to an additional 20% of the shares subject thereto on each subsequent anniversary of the grant date, while the optionee remains a director of the Company. Options will expire ten years after the date of the grant.

     There are 320,000 shares of common stock reserved for issuance under the NTL Incorporated 1993 Non-Employee Director Stock Option Plan. Under the terms of this plan, options will be granted to members of the Board of Directors who are not employees of the Company or any of its affiliates. The plan provides that all options be granted at the fair market value of the Company's common stock on the date of grant, and options will expire ten years after the date of the grant. Options are exercisable as to 20% of the shares subject thereto on the date of grant and become exercisable as to an additional 20% of the shares subject thereto on each subsequent anniversary of the grant date while the optionee remains a director of the Company. Options will expire ten years after the date of the grant.

     Pro forma information regarding net loss and net loss per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1997, 1996 and 1995: risk-free interest rates of 5.89%, 6.56% and 6.61%, respectively, dividend yield of 0%, volatility factor of the expected market price of the Company's common stock of .276, .255 and .255, respectively, and a weighted-average expected life of the option of 10 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

                       NTL INCORPORATED AND SUBSIDIARIES

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Following is the Company's pro forma information:

                                                     YEAR ENDED DECEMBER 31
                                         ----------------------------------------------
                                             1997             1996             1995
                                         -------------    -------------    ------------
Pro forma net (loss)...................  $(343,850,000)   $(261,245,000)   $(93,688,000)
Basic and diluted pro forma net (loss)
  per share............................  $      (11.08)   $       (8.42)   $      (3.10)

     A summary of the Company's stock option activity and related information for the years ended December 31, follows:

                                        1997                    1996                    1995
                                ---------------------   ---------------------   ---------------------
                                            WEIGHTED-               WEIGHTED-               WEIGHTED-
                                             AVERAGE                 AVERAGE                 AVERAGE
                                NUMBER OF   EXERCISE    NUMBER OF   EXERCISE    NUMBER OF   EXERCISE
                                 OPTIONS      PRICE      OPTIONS      PRICE      OPTIONS      PRICE
                                ---------   ---------   ---------   ---------   ---------   ---------
Outstanding-beginning of
  year........................  6,738,000    $14.10     5,934,000    $11.04     4,795,000    $ 8.09
Granted.......................  1,571,000     23.97     1,390,000     25.94     1,164,000     23.07
Exercised.....................   (119,000)    12.85      (396,000)     3.44       (21,000)     4.78
Forfeited.....................    (33,000)    23.78      (190,000)    27.39        (4,000)    17.50
                                ---------               ---------               ---------
Outstanding-end of year.......  8,157,000    $15.98     6,738,000    $14.10     5,934,000    $11.04
                                =========               =========               =========
Exercisable at end of year....  5,663,000    $12.39     4,258,000    $10.71     3,410,000    $ 8.22
                                =========               =========               =========

     Weighted-average fair value of options, calculated using the Black-Scholes option pricing model, granted during 1997, 1996 and 1995 is $12.74, $13.98 and $12.47, respectively.

     The following table summarizes the status of the stock options outstanding and exercisable at December 31, 1997:

                                   STOCK OPTIONS OUTSTANDING           STOCK OPTIONS EXERCISABLE
                             --------------------------------------    -------------------------
                                            WEIGHTED-     WEIGHTED-                   WEIGHTED-
                                            REMAINING      AVERAGE                     AVERAGE
                               NUMBER      CONTRACTUAL    EXERCISE       NUMBER        EXERCISE
RANGE OF EXERCISE PRICES     OF OPTIONS       LIFE          PRICE      OF OPTIONS       PRICE
------------------------     ----------    -----------    ---------    -----------    ----------
$0.19 to $0.56...........       77,000      3.6 Years      $ 0.245         77,000      $ 0.245
$0.73 to $1.12...........      150,000      3.6 Years      $ 0.745        150,000      $ 0.745
$1.53 to $2.69...........      356,000      3.6 Years      $ 2.157        356,000      $ 2.157
$3.09 to $4.50...........       75,000      4.4 Years      $ 3.230         75,000      $ 3.230
$8.81 to $14.63..........    3,312,000      5.4 Years      $ 8.873      3,305,000      $ 8.861
$15.19 to $22.88.........    1,498,000      7.4 Years      $21.685        882,000      $21.659
$23.06 to $32.38.........    2,689,000      8.9 Years      $25.038        818,000      $25.213
                             ---------                                  ---------
     Total...............    8,157,000                                  5,663,000
                             =========                                  =========

     The Company has 25,309,000 shares of its common stock reserved for issuance upon the exercise of warrants and stock options and the conversion of debt and preferred stock.

16.  EMPLOYEE BENEFIT PLANS

     Certain subsidiaries of NTL Group Limited operate a defined benefit pension plan in the United Kingdom. The assets of the Plan are held separately from those of NTL Group Limited and are invested in specialized portfolios under the management of an investment group. The pension cost is calculated using the attained age method. The Company's policy is to fund amounts to the defined benefit plan necessary to

                       NTL INCORPORATED AND SUBSIDIARIES
comply with the funding requirements as prescribed by the laws and regulations in the United Kingdom. The change in the projected benefit obligation in 1997 is due to the change in actuarial assumptions used.

     The components of net pension costs are as follows:

                                                             YEAR ENDED DECEMBER 31
                                                          ----------------------------
                                                              1997            1996
                                                          ------------    ------------
Service cost............................................  $ 10,693,000    $  7,997,000
Interest cost...........................................    12,765,000      11,679,000
Actual return on plan assets............................   (30,852,000)    (16,103,000)
Net amortization and deferral...........................    17,327,000       4,241,000
                                                          ------------    ------------
                                                          $  9,933,000    $  7,814,000
                                                          ============    ============

     The funded status (assets exceed accumulated benefits) of the plan is as follows:

                                                                  DECEMBER 31
                                                          ----------------------------
                                                              1997            1996
                                                          ------------    ------------
Accumulated benefit obligation:
  Vested................................................  $178,828,000    $148,809,000
  Nonvested.............................................            --
                                                                                    --
                                                          ------------    ------------
                                                          $178,828,000    $148,809,000
                                                          ============    ============
Fair value of plan assets, principally U.K. equity        $195,226,000    $166,195,000
  securities............................................
Projected benefit obligation............................   204,340,000     170,795,000
                                                          ------------    ------------
     Excess of projected benefit obligation over            (9,114,000)     (4,600,000)
       assets...........................................
Unrecognized net transition obligation..................    10,203,000      11,541,000
Unrecognized net gain...................................    (1,065,000)     (5,098,000)
                                                          ------------    ------------
     Prepaid pension cost...............................  $     24,000    $  1,843,000
                                                          ============    ============
Actuarial assumptions:
  Weighted average discount rate........................          7.25%           8.25%
  Weighted average rate of compensation increase........          8.00%           8.00%
  Expected long-term rate of return on plan assets......          9.00%           9.50%

17.  LEASES

     Leases for buildings, office space and equipment extend through 2031. Total rental expense for the years ended December 31, 1997, 1996 and 1995 under operating leases was $20,674,000, $14,886,000 and $2,607,000, respectively.

                       NTL INCORPORATED AND SUBSIDIARIES

     Future minimum lease payments under noncancellable operating leases as of December 31, 1997 are as follows:

            YEAR ENDED DECEMBER 31:
            -----------------------
     1998......................................  $ 21,169,000
     1999......................................    20,933,000
     2000......................................    20,572,000
     2001......................................    20,235,000
     2002......................................    16,352,000
     Thereafter................................    82,420,000
                                                 ------------
                                                 $181,681,000
                                                 ============

18.  COMMITMENTS AND CONTINGENT LIABILITIES

     As of December 31, 1997, the Company was committed to pay approximately $78,000,000 for equipment and services.

     The Company has licenses issued by the United Kingdom Department of Trade and Industry ("DTI") and the United Kingdom Independent Television Commission ("ITC") for its cable television, telephone and telecommunications business. The initial terms of the Company's licenses was 23 years for the DTI licenses and 15 years for the ITC licenses. The Company's licenses expire in 2008 to 2016 for the DTI licenses and 1999 to 2005 for the ITC licenses. The DTI requires a fixed annual renewal fee of L2,500 ($4,200) per license. The ITC requires an annual license fee ranging from L1,300 ($2,200) to L7,900 ($13,100) per license based on the number of homes in the licensed area, which is subject to adjustment annually. The Company's license fees in 1997 were $316,000.

     In addition, the Company was awarded certain newly issued licenses by the ITC in 1995. Pursuant to the terms of the local delivery license ("LDL") for Northern Ireland granted to a wholly-owned subsidiary of the Company, the Company is required to make annual cash payments to the ITC for fifteen years commencing in January 1997 in the amount of approximately L14,400,000 ($23,800,000) (subject to adjustments for inflation). Such payments are in addition to the percentages of qualifying revenue already set by the ITC of 0% for the first ten years and 2% for the last five years of the fifteen year license. The Company paid $23,587,000 in 1997.

     Pursuant to the terms of the LDL for Glamorgan and Gwent, Wales granted to a wholly-owned subsidiary of the Company, the Company is required to make annual cash payments to the ITC for fifteen years, commencing in the first full calendar year after the start of operations, in the amount of L104,188 ($172,000). Such payments are in addition to the percentages of qualifying revenue already set by the ITC of 0% for the first five years, 2% for the second five years and 4% for the last five years of the fifteen-year license.

     A significant portion of NTL Group Limited's revenues is attributable to the provision of television and radio transmission and distribution services and the provision of telecommunications services. In the United Kingdom, the provision of such services is governed by the Telecommunications Act and The Wireless Telegraphy Act 1949. NTL Group Limited holds five licenses under the Telecommunications Act. The initial terms of these licenses were 10 or 25 years. These licenses expire in 2002 to 2021. NTL Group Limited holds a number of Wireless Telegraphy Act licenses which continue in force primarily from year to year unless revoked or unless any of the license fees are not paid. The Company paid $3,447,000 in 1997 in connection with these licenses.

                       NTL INCORPORATED AND SUBSIDIARIES

     The Company is involved in, or has been involved in, certain disputes and litigation arising in the ordinary course of its business, including claims involving contractual disputes and claims for damages to property and personal injury resulting from the construction of the Company's networks and the maintenance and servicing of the Company's transmission masts. None of these matters are expected to have a material adverse effect on the Company's financial position, results of operations or cash flows.

19.  INDUSTRY SEGMENTS AND GEOGRAPHIC AREAS

     The Company operates its long distance telephone and microwave transmission business in the United States and its television and radio broadcasting, cable television, telephone and telecommunications businesses in the United Kingdom. The Company acquired its national and international telecom segment and its broadcast transmission and other segment in 1996. Identifiable corporate assets consist primarily of cash and cash equivalents. The industry segments and geographic area information as of and for the years ended December 31, 1997, 1996 and 1995 are as follows:

                                  LONG
                                DISTANCE
                               TELEPHONE       LOCAL        NATIONAL       BROADCAST
                                  AND         TELECOM          AND        TRANSMISSION
                               MICROWAVE        AND       INTERNATIONAL       AND
                              TRANSMISSION   TELEVISION      TELECOM         OTHER       CORPORATE   CONSOLIDATED
                              ------------   ----------   -------------   ------------   ---------   ------------
                                                                (IN THOUSANDS)
Year ended December 31, 1997
  Total revenues............    $ 8,831      $  189,407     $162,738        $130,799     $     --     $  491,775
  Operating income (loss)...     (1,207)       (208,815)      (5,327)         42,652      (19,367)      (192,064)
  Depreciation and
     amortization...........      2,368         103,704       17,454          20,328        6,655        150,509
  Identifiable assets.......     27,623       1,579,044      350,704         358,302      105,966      2,421,639
  Fixed asset additions.....      1,541         333,037      101,088          38,984          156        474,806
Year ended December 31, 1996
  Total revenues............    $10,086      $   89,209     $ 45,430        $ 83,618     $     --     $  228,343
  Operating income (loss)...        773        (164,108)      (7,774)         26,376      (12,900)      (157,633)
  Depreciation and
     amortization...........      2,744          69,200        8,601          13,152        4,956         98,653
  Identifiable assets.......     15,660       1,655,759      220,764         412,989      149,439      2,454,611
  Fixed asset additions.....        552         478,761       38,812          26,056        1,894        546,075
Year ended December 31, 1995
  Total revenues............    $ 8,937      $   24,804     $     --        $     --     $     --     $   33,741
  Operating (loss)..........     (4,531)        (76,161)          --              --      (12,434)       (93,126)
  Depreciation and
     amortization...........      2,729          25,650           --              --        1,444         29,823
  Identifiable assets.......     15,774         892,935           --              --      101,960      1,010,669
  Fixed asset additions.....      1,557         473,795           --              --           --        475,352

                       NTL INCORPORATED AND SUBSIDIARIES

20.  SUBSEQUENT EVENT

     In February 1998, the Company entered into an agreement and plan of amalgamation (the "Agreement") with Comcast UK Cable Partners Limited ("Partners"). Under the Agreement, Partners' shareholders will receive 0.3745 shares of the Company's Common Stock for each share of Partners Common Stock. Based on the closing price of the Company's Common Stock on the date of the Agreement, the transaction is valued at approximately $600,000,000. The Agreement contains provisions such that if the purchase price per Partners share falls below $10.00, Partners has the right to terminate the transaction, subject to the Company's right to adjust the exchange ratio such that Partners' shareholders would receive $10.00 for each Partners share. Under certain circumstances, the consideration payable to Partners' shareholders may be adjusted based on the proceeds of the potential exercise of certain rights of first refusal with respect to Partners' interests in the London and Birmingham franchises. Completion of the transaction is subject to a number of closing conditions including regulatory approvals, shareholder approvals and consents from the holders of the Company's and Partners' debt.

                       NTL INCORPORATED AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)

                                                                   JUNE 30,
                                                                     1998
                                                                --------------
                                    ASSETS
Current assets:
  Cash and cash equivalents.................................    $  804,285,000
  Marketable securities.....................................       116,475,000
  Accounts receivable -- trade, less allowance for doubtful
     accounts of $13,161,000................................       101,117,000
  Cash held in escrow.......................................       218,587,000
  Other.....................................................        30,901,000
                                                                --------------
Total current assets........................................     1,271,365,000
Fixed assets, net...........................................     2,279,636,000
Intangible assets, net......................................       518,117,000
Other assets, net of accumulated amortization of
  $30,315,000...............................................        94,710,000
                                                                --------------
Total assets................................................    $4,163,828,000
                                                                ==============
                  LIABILITIES AND SHAREHOLDERS' (DEFICIENCY)
Current liabilities:
  Accounts payable..........................................    $  107,833,000
  Accrued expenses and other................................       142,997,000
  Interest payable..........................................        21,520,000
  Accrued construction costs................................        31,634,000
  Deferred revenue..........................................        54,742,000
  Bank loan payable.........................................       458,343,000
  Current portion of long-term debt.........................       205,583,000
                                                                --------------
Total current liabilities...................................     1,022,652,000
Long-term debt..............................................     3,020,012,000
Other.......................................................           902,000
Commitments and contingent liabilities
Deferred income taxes.......................................        70,695,000
Senior redeemable exchangeable preferred stock -- $.01 par
  value, plus accreted dividends; liquidation preference
  $117,000,000; less unamortized discount of $3,289,000;
  issued and outstanding 117,000 shares.....................       116,086,000
Shareholders' (deficiency):
  Series preferred stock -- $.01 par value; authorized
     2,500,000 shares; issued and outstanding none..........                --
  Common stock -- $.01 par value; authorized 100,000,000
     shares; issued and outstanding 41,291,000 shares.......           413,000
  Additional paid-in capital................................       720,975,000
  Accumulated other comprehensive income....................       127,119,000
  (Deficit).................................................      (915,026,000)
                                                                --------------
                                                                   (66,519,000)
                                                                --------------
Total liabilities and shareholders' (deficiency)............    $4,163,828,000
                                                                ==============

                            See accompanying notes.

                       NTL INCORPORATED AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                SIX MONTHS ENDED JUNE 30,
                                                              ------------------------------
                                                                  1998             1997
                                                              -------------    -------------
REVENUES
Local telecommunications and television.....................  $ 130,179,000    $  68,987,000
National and international telecommunications...............    102,660,000       83,782,000
Broadcast transmission and other............................     66,892,000       64,287,000
Other telecommunications....................................      2,375,000        4,583,000
                                                              -------------    -------------
                                                                302,106,000      221,639,000
COSTS AND EXPENSES
Operating expenses..........................................    155,354,000      141,251,000
Selling, general and administrative expenses................    113,527,000       82,210,000
Franchise fees..............................................     12,506,000       11,760,000
Corporate expenses..........................................      7,779,000        9,042,000
Write-off of deferred costs.................................             --        4,555,000
Depreciation and amortization...............................     95,567,000       69,824,000
                                                              -------------    -------------
                                                                384,733,000      318,642,000
                                                              -------------    -------------
Operating (loss)............................................    (82,627,000)     (97,003,000)
OTHER INCOME (EXPENSE)
Interest and other income...................................     23,478,000       18,213,000
Interest expense............................................   (141,622,000)     (99,117,000)
Foreign currency transaction gains (losses).................      2,797,000         (197,000)
                                                              -------------    -------------
(Loss) before income taxes..................................   (197,974,000)    (178,104,000)
Income tax benefit..........................................             --        4,669,000
                                                              -------------    -------------
Net (loss)..................................................  $(197,974,000)   $(173,435,000)
                                                              =============    =============
Basic and diluted net (loss) per common share...............  $       (5.79)   $       (5.56)
                                                              =============    =============

                            See accompanying notes.

                       NTL INCORPORATED AND SUBSIDIARIES

         CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS' (DEFICIENCY)
                                  (UNAUDITED)

                                       SERIES            COMMON STOCK --                                       ACCUMULATED
                                   PREFERRED STOCK        $.01 PAR VALUE        ADDITIONAL                        OTHER
                                  -----------------   ----------------------     PAID-IN      COMPREHENSIVE   COMPREHENSIVE
                                  SHARES     PAR        SHARES        PAR        CAPITAL         INCOME          INCOME
                                  ------   --------   -----------   --------   ------------   -------------   -------------
Balance, December 31, 1997......    780    $     --    32,210,000   $322,000   $538,054,000                   $117,008,000
Exercise of stock options.......                          162,000      1,000      3,370,000
Exercise of warrants............                           11,000                   181,000
Accreted dividends on senior
  redeemable exchangeable
  preferred stock...............                                                 (7,397,000)
Accretion of discount on senior
  redeemable exchangeable
  preferred stock...............                                                   (155,000)
Conversion of 7 1/4%
  Convertible Subordinated
    Notes.......................                        6,958,000     70,000    186,942,000
Conversion of Series Preferred
  Stock.........................   (780)                1,950,000     20,000        (20,000)
Comprehensive income
Net loss for the six months
  ended
  June 30, 1998.................                                                              $(197,974,000)
Currency translation
  adjustment....................                                                                10,111,000      10,111,000
                                                                                              -------------
        Total...................                                                              $(187,863,000)
                                                                                              =============
Balance, June 30, 1998..........     --    $     --    41,291,000   $413,000   $720,975,000                   $127,119,000
                                   ====    ========   ===========   ========   ============                   ============


                                    (DEFICIT)
                                  -------------
Balance, December 31, 1997......  $(717,052,000)
Exercise of stock options.......
Exercise of warrants............
Accreted dividends on senior
  redeemable exchangeable
  preferred stock...............
Accretion of discount on senior
  redeemable exchangeable
  preferred stock...............
Conversion of 7 1/4%
  Convertible Subordinated
    Notes.......................
Conversion of Series Preferred
  Stock.........................
Comprehensive income
Net loss for the six months
  ended
  June 30, 1998.................   (197,974,000)
Currency translation
  adjustment....................
        Total...................
Balance, June 30, 1998..........  $(915,026,000)
                                  =============

                            See accompanying notes.

                       NTL INCORPORATED AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                     SIX MONTHS ENDED
                                                                         JUNE 30,
                                                              -------------------------------
                                                                   1998             1997
                                                              --------------    -------------
Net cash provided by (used in) operating activities.........  $    7,716,000    $ (34,968,000)
INVESTING ACTIVITIES
Acquisition of subsidiary, net of cash acquired.............    (443,844,000)              --
Purchase of fixed assets....................................    (257,157,000)    (239,760,000)
Payment of deferred purchase price..........................              --      (57,166,000)
Increase in other assets....................................      (3,620,000)      (3,261,000)
Proceeds from sale of assets................................       1,312,000               --
Purchase of marketable securities...........................    (253,345,000)    (130,313,000)
Proceeds from sales of marketable securities................     143,840,000       43,512,000
                                                              --------------    -------------
Net cash (used in) investing activities.....................    (812,814,000)    (386,988,000)
FINANCING ACTIVITIES
Proceeds from borrowings and sale of preferred stock, net of
  financing costs...........................................   1,784,890,000      497,542,000
Principal payments..........................................     (65,992,000)              --
Cash placed in escrow.......................................    (218,587,000)              --
Proceeds from exercise of stock options and warrants........       3,552,000          556,000
                                                              --------------    -------------
Net cash provided by financing activities...................   1,503,863,000      498,098,000
Effect of exchange rate changes on cash.....................       6,618,000       (8,961,000)
                                                              --------------    -------------
Increase in cash and cash equivalents.......................     705,383,000       67,181,000
Cash and cash equivalents at beginning of period............      98,902,000      445,884,000
                                                              --------------    -------------
Cash and cash equivalents at end of period..................  $  804,285,000    $ 513,065,000
                                                              ==============    =============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for interest exclusive of
  amounts capitalized.......................................  $   36,765,000    $  24,162,000
Income taxes paid...........................................         136,000               --
SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING ACTIVITIES
Accretion of dividends and discount on senior redeemable
  exchangeable preferred stock..............................  $    7,552,000    $   5,039,000
Conversion of Convertible Notes, net of unamortized deferred
  financing costs of $4,738,000.............................     187,012,000               --

                            See accompanying notes.

                       NTL INCORPORATED AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1998. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

     In March 1998, the Company issued debt denominated in British pounds sterling. Interest expense has been translated using the average exchange rate for the period and the debt balance has been translated using the current exchange rate at the balance sheet date. Foreign currency gains and losses arising from exchange rate fluctuations are included in the results of operations.

     The Company has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." Comprehensive loss for the six months ended June 30, 1998 and 1997 was $(187,863,000) and $(210,193,000),
respectively.

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in years beginning after June 15, 1999. Management does not anticipate that the adoption of the new Statement will have a significant effect on earnings or the financial position of the Company.

     Certain prior year amounts have been reclassified to conform to the 1998 presentation.

NOTE B -- COMTEL ACQUISITION AND BANK LOAN PAYABLE

     In June 1998, the Company entered into an acquisition agreement (the "ComTel Agreement") with Vision Networks III B.V., a wholly owned subsidiary of Royal PTT Nederland NV (KPN), for the acquisition of the operations of ComTel Limited and Telecential Communications (collectively, "ComTel"). Under the ComTel Agreement, the Company will acquire ComTel for a total of 550 million pounds sterling in two stages. In the first stage, the Company acquired certain of the ComTel properties for 275 million pounds sterling in cash. In the second stage, upon the completion of certain corporate reorganizations within ComTel, the Company will acquire the remaining ComTel properties for 200 million pounds sterling in cash and 75 million pounds sterling in a new NTL PIK Preferred Stock (the "PIK Preferred Stock"). The PIK Preferred Stock will have a pay-in-kind coupon of 9.9%, will mature in 2008, and is redeemable within 15 months for common stock valued at market, new NTL convertible preferred securities, or cash. The Company financed the cash portion of the first stage of the transaction through a bank loan, completed through an amendment to the Company's existing bank facility with the Chase Manhattan Bank.

     The bank loan payable of 275 million pounds sterling ($458.3 million) incurs interest payable either monthly, quarterly or semiannually at LIBOR plus 3% per annum increasing by .25% per annum each month beginning in September 1998 to a maximum of 4% per annum. The Company may borrow an additional 200 million pounds sterling on or before January 31, 1999, subject to extension to March 31, 1999, for the cash portion of the second stage of the ComTel acquisition. The fee to the bank for this commitment is 3% per annum payable quarterly in arrears. The bank loan is required to be repaid on January 31, 1999, subject to extension to June 30, 1999.

     The completed portion of the ComTel acquisition has been accounted for as a purchase, and, accordingly, the net assets and results of operations of the acquired businesses have been included in the consolidated

                       NTL INCORPORATED AND SUBSIDIARIES
financial statements from the date of acquisition. The assets acquired and liabilities assumed have been recorded at their estimated fair values, which are subject to further adjustment based upon appraisals and other analyses. The purchase price of 275 million pounds sterling plus costs incurred of 1.4 million pounds sterling (an aggregate of 276.4 million pounds sterling ($460.6 million)) exceeded the estimated fair value of the net tangible assets acquired by 100.5 million pounds sterling ($167.5 million), which is classified as license acquisition costs.

     The pro forma unaudited consolidated results of operations for the six months ended June 30, 1998 and 1997 assuming consummation of the completed portion of the ComTel acquisition as of the beginning of the periods are as follows:

                                                       SIX MONTHS ENDED
                                                           JUNE 30,
                                                ------------------------------
                                                    1998             1997
                                                -------------    -------------
Total revenue.................................  $ 321,202,000    $ 235,859,000
Net (loss)....................................   (223,395,000)    (194,371,000)
Basic and diluted net (loss) per common
  share.......................................          (6.51)           (6.21)

NOTE C -- PENDING ACQUISITIONS

     In February 1998, the Company entered into an agreement and plan of amalgamation (the "Partners Agreement") with Comcast UK Cable Partners Limited ("Partners"). Under the Partners Agreement, Partners' shareholders will receive
0.3745 shares of the Company's Common Stock for each share of Partners Common Stock. Based on the closing price of the Company's Common Stock on the date of the Partners Agreement, the transaction is valued at approximately $600 million. The Partners Agreement contains provisions such that if the purchase price per Partners share falls below $10.00, Partners has the right to terminate the transaction, subject to the Company's right to adjust the exchange ratio such that Partners' shareholders would receive $10.00 for each Partners share. Under certain circumstances, the consideration payable to Partners' shareholders may be adjusted based on the proceeds of the potential exercise by a third party of certain purchase rights with respect to Partners' interests in the London and Birmingham franchises. Completion of the transaction is subject to a number of closing conditions including regulatory approvals, shareholder approvals and consents from the holders of the Company's and Partners' debt.

     In June 1998, the Company entered into an acquisition agreement (the "Diamond Agreement") with Diamond Cable Communications, plc ("Diamond"). Under the Diamond Agreement, Diamond shareholders will receive 0.25 shares of NTL Common Stock for each Diamond Ordinary Share. Diamond has approximately 60.7 million fully diluted shares outstanding, and the total consideration for the transaction will be approximately 15.2 million NTL shares. Based on the closing price of the Company's Common Stock on the date of the Diamond Agreement, the purchase price implies a total Diamond equity value of approximately $630 million. The Diamond Agreement contains provisions such that if the Company's stock price exceeds $52 per share for a measuring period prior to closing (the "Cap"), the number of the Company's shares issued to Diamond will be decreased such that the consideration for four Diamond shares will not exceed $52. In the event that the transaction is not closed within four months, the Cap will be increased by $0.50, and an additional $0.50 per month thereafter until closing. The Diamond Agreement also contains provisions such that if the Company's stock price falls below $36 per share for a measuring period prior to closing, Diamond has the right to terminate the transaction, subject to the Company's right to adjust the exchange ratio such that the consideration will be $36 for four Diamond shares. As of March 31, 1998, Diamond had total debt of approximately $1.3 billion, which is expected to remain outstanding, and cash of approximately $414 million. The closing of the Diamond Agreement is subject to shareholder approval, bond consents and customary closing conditions.

                       NTL INCORPORATED AND SUBSIDIARIES

NOTE D -- FIXED ASSETS

     Fixed assets consist of:

                                                                 JUNE 30,
                                                                   1998
                                                              --------------
                                                               (UNAUDITED)
Operating equipment.........................................  $2,001,302,000
Other equipment.............................................     276,570,000
Construction-in-progress....................................     294,217,000
                                                              --------------
                                                               2,572,089,000
Accumulated depreciation....................................    (292,453,000)
                                                              --------------
                                                              $2,279,636,000
                                                              ==============

NOTE E -- INTANGIBLE ASSETS

     Intangible assets consists of:

                                                                JUNE 30,
                                                                  1998
                                                              ------------
                                                              (UNAUDITED)
License acquisition costs, net of accumulated amortization
  of $53,949,000............................................  $283,376,000
Goodwill, net of accumulated amortization of $22,368,000....   234,741,000
                                                              ------------
                                                              $518,117,000
                                                              ============

NOTE F -- LONG-TERM DEBT

     Long-term debt consists of:

                                                                 JUNE 30,
                                                                   1998
                                                              --------------
                                                               (UNAUDITED)
10 7/8% Senior Deferred Coupon Notes........................  $  205,583,000
12 3/4% Series A Senior Deferred Coupon Notes...............     222,736,000
11 1/2% Series B Senior Deferred Coupon Notes...............     786,739,000
10% Series B Senior Notes...................................     400,000,000
9 1/2% Senior Sterling Notes, less unamortized discount of
  $671,000..................................................     207,666,000
10 3/4% Senior Deferred Coupon Sterling Notes...............     302,441,000
9 3/4% Senior Deferred Coupon Notes.........................     825,430,000
7 1/4% Convertible Subordinated Notes.......................              --
7% Convertible Subordinated Notes...........................     275,000,000
                                                              --------------
                                                               3,225,595,000
Less current portion........................................     205,583,000
                                                              --------------
                                                              $3,020,012,000
                                                              ==============

     In June 1998, the Company announced that it had provided to the Trustee of its 10 7/8% Senior Deferred Coupon Notes due 2003 a notice that it will redeem the 10 7/8% Notes on October 15, 1998. Pending such redemption, the Company has deposited in trust with the Trustee an amount equal to approximately $218.6 million to pay the redemption price (including principal) on the 10 7/8% Notes. In July 1998, the Company redeemed a portion of the 10 7/8% Notes with an accreted value of $62.2 million for cash of $65 million. The

                       NTL INCORPORATED AND SUBSIDIARIES

Company recorded an extraordinary loss from the early extinguishment of this portion of the 10 7/8% Notes of approximately $4.3 million in the third quarter of 1998.

     In March 1998, the Company called for redemption all of its $191,750,000 principal amount 7 1/4% Convertible Subordinated Notes due 2005. The redemption date was April 20, 1998, at a redemption price of 105.08% of the principal amount plus accrued and unpaid interest through the date of redemption. The
7 1/4% Notes were convertible into Common Stock at a conversion price of $27.56 per share. In April 1998, all of the 7 1/4% Notes were converted into approximately 6,958,000 shares of the Company's Common Stock.

     In March 1998, the Company issued 125 million pounds sterling aggregate principal amount of 9 1/2% Senior Notes due 2008 (the "Sterling Senior Notes"), 300 million pounds sterling aggregate principal amount of 10 3/4% Senior Deferred Coupon Notes due 2008 (the "Sterling Deferred Coupon Notes") and $1.3 billion aggregate principal amount of 9 3/4% Senior Deferred Coupon Notes due 2008 (the "Dollar Deferred Coupon Notes") (together the "New Notes"). The Sterling Senior Notes, Sterling Deferred Coupon Notes and the Dollar Deferred Coupon Notes were issued at a price to the public of 99.67% or 124.6 million pounds sterling, 58.62% or 175.9 million pounds sterling and 61.724% or $802.4 million, respectively. The Company received net proceeds of 121.2 million pounds sterling, 170.6 million pounds sterling and $778.3 million, after discounts and commissions, from the issuance of the Sterling Senior Notes, the Sterling Deferred Coupon Notes and the Dollar Deferred Coupon Notes, respectively. The aggregate of the discounts, commissions and other fees incurred of $39.5 million is included in deferred financing costs.

     The original issue discount of the Sterling Deferred Coupon Notes accretes at a rate of 10 3/4%, compounded semiannually, to an aggregate principal amount of 300 million pounds sterling by April 1, 2003. The original issue discount of the Dollar Deferred Coupon Notes accretes at a rate of 9 3/4%, compounded semiannually, to an aggregate principal amount of $1.3 billion by April 1, 2003. Interest on each of the Sterling Deferred Coupon Notes and the Dollar Deferred Coupon Notes will thereafter accrue at 10 3/4% per annum and 9 3/4% per annum, respectively, payable semiannually, beginning on October 1, 2003. The Sterling Senior Notes accrue interest at 9 1/2% per annum, payable semiannually, beginning on October 1, 1998.

     The New Notes are effectively subordinated to all existing and future indebtedness and other liabilities and commitments of the Company's subsidiaries, rank pari passu in right of payment with each other and with all senior unsecured indebtedness of the Company and rank senior in right of payment to all subordinated indebtedness of the Company.

     The New Notes may be redeemed at the Company's option, in whole or in part, at any time on or after April 1, 2003, at a redemption price of 104 3/4% to 105 3/8% that declines annually to 100% in 2006, in each case together with accrued and unpaid interest to the date of redemption.

     The indentures governing the New Notes contain restrictions relating to, among other things: (i) incurrence of additional indebtedness and the issuance of preferred stock, (ii) dividend and other payment restrictions and (iii) mergers, consolidations and sales of assets.

NOTE G -- CONVERSION OF SERIES PREFERRED STOCK

     In May 1998, the 780 outstanding shares of 5% Non-Voting Convertible Preferred Stock, Series A were converted into 1,950,000 shares of Common Stock.

NOTE H -- GRANT OF STOCK OPTIONS

     In March 1998, options to purchase approximately 7,800,000 shares of Common Stock were granted to officers, non-employee directors and employees at an exercise price of $36.50 per share. Officers and senior management employees were granted options to purchase 3,260,000 shares and 2,765,000 shares, respectively. These employees will not be granted any further options in 1998 to 2001 inclusive. These options will vest

                       NTL INCORPORATED AND SUBSIDIARIES
beginning January 1, 1999 through January 1, 2004. The non-employee directors were granted options to purchase an aggregate of 450,000 shares which vest on the same schedule. Supervisory employees were granted options to purchase an aggregate of approximately 1,000,000 shares which are exercisable as to 20% of the shares subject thereto on the date of grant and an additional 20% each January 1 thereafter, while the optionee remains an employee of the Company. Finally, each employee who is not included in the groups described above and who has at least one year of service as of March 1, 1998 was granted an option to purchase 100 shares which are exercisable on a 20% per year schedule.

     Beginning in March 1998 and in each year thereafter, each employee who is not otherwise granted options and has completed at least one year of employment will be granted an option to purchase 100 shares of the Company's Common Stock each year. The exercise price for these options will be equal to the closing price of the Company's Common Stock on the date of issuance, and these options will vest on a 20% per year schedule. It is anticipated that approximately 1,850,000 options will be granted each year in 1999, 2000 and 2001 to supervisory and other employees.

NOTE I -- RESTRUCTURING CHARGES

     In September 1997, the Company announced a reorganization of certain of its operations. Restructuring costs of $15,629,000 were recorded in September 1997 consisting of employee severance and related costs of $6,726,000 for approximately 280 employees to be terminated, lease exit costs of $6,539,000 and penalties of $2,364,000 associated with the cancellation of contractual obligations. As of June 30, 1998, $7,620,000 of the provision has been used, including $3,991,000 for severance and related costs, $1,418,000 for lease exit costs and $2,211,000 for penalties associated with the cancellation of contractual obligations. As of June 30, 1998, 134 employees had been terminated. There was no other adjustment to the liability.

NOTE J -- NET LOSS PER COMMON SHARE

     The following table sets forth the computation of basic and diluted net loss per common share:

                                                          SIX MONTHS ENDED JUNE 30,
                                                        ------------------------------
                                                            1998             1997
                                                        -------------    -------------
Numerator:
Net loss............................................    $(197,974,000)   $(173,435,000)
Preferred stock dividend............................       (7,397,000)      (5,039,000)
                                                        -------------    -------------
Loss available to common shareholders...............     (205,371,000)   $(178,474,000)
                                                        -------------    -------------
Denominator for basic net loss per common share.....       35,448,000       32,091,000
Effect of dilutive securities.......................               --               --
                                                        -------------    -------------
Denominator for diluted net loss per common share...       35,448,000       32,091,000
                                                        -------------    -------------
Basic and diluted net loss per common share.........    $       (5.79)   $       (5.56)
                                                        =============    =============

     The shares issuable upon the exercise of stock options and warrants and upon the conversion of convertible securities are excluded from the calculation of net loss per common share as their effect would be antidilutive.

NOTE K -- COMMITMENTS AND CONTINGENT LIABILITIES

     As of June 30, 1998, the Company was committed to pay approximately $110,800,000 for equipment and services.

                       NTL INCORPORATED AND SUBSIDIARIES

     The Company has licenses issued by the United Kingdom Department of Trade and Industry ("DTI") and the United Kingdom Independent Television Commission ("ITC") for its cable television ("CATV"), telephone and telecommunications business. The initial terms of the Company's licenses was 15 or 23 years for the DTI licenses and 15 years for the ITC licenses. The Company's licenses expire in 2005 to 2016 for the DTI licenses and 1999 to 2005 for the ITC licenses. The DTI requires a fixed annual renewal fee of 2,500 pounds sterling ($4,200) per license. The ITC requires an annual license fee ranging from 1,300 pounds sterling ($2,200) to 7,900 pounds sterling ($13,000) per license based on the number of homes in the licensed area, which is subject to adjustment annually. The provision of the Company's transmission and distribution services is governed by the Telecommunications Act and the Wireless Telegraphy Act 1949. The Company holds five licenses under the Telecommunications Act. The initial terms of these licenses were 10 or 25 years. These licenses expire in 2002 to 2021. The Company holds a number of Wireless Telegraphy Act licenses which continue in force primarily from year to year unless revoked or unless any of the license fees are not paid. The Company's license fees paid in the six months ended June 30, 1998 were $742,000.

     In addition, the Company was awarded certain newly issued licenses by the ITC in 1995. Pursuant to the terms of the local delivery license ("LDL") for Northern Ireland granted to a wholly-owned subsidiary of the Company, the Company is required to make annual cash payments to the ITC for fifteen years commencing in January 1997 in the amount of approximately 14,400,000 pounds sterling ($24,000,000) (subject to adjustments for inflation). The fee for 1998 is 14,951,661 pounds sterling. Such payments are in addition to the percentages of qualifying revenue already set by the ITC of 0% for the first ten years and 2% for the last five years of the fifteen year license. The Company paid $12,420,000 in the six months ended June 30, 1998.

     Pursuant to the terms of the LDL for Glamorgan and Gwent, Wales granted to a wholly-owned subsidiary of the Company, the Company is required to make annual cash payments to the ITC for fifteen years, commencing in January 1998, in the amount of 104,188 pounds sterling ($174,000). Such payments are in addition to the percentages of qualifying revenue already set by the ITC of 0% for the first five years, 2% for the second five years and 4% for the last five years of the fifteen year license. The Company paid $86,000 in the six months ended June 30, 1998.

     The Company is involved in, or has been involved in, certain disputes and litigation arising in the ordinary course of its business, including claims involving contractual disputes and claims for damages to property and personal injury resulting from construction of the Company's networks and the maintenance and servicing of the Company's transmission masts. None of these matters are expected to have a material adverse effect on the Company's financial position, results of operations or cash flows.

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Comcast UK Cable Partners Limited

     We have audited the accompanying consolidated balance sheet of Comcast UK Cable Partners Limited (a company incorporated in Bermuda) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and of cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Comcast UK Cable Partners Limited and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Philadelphia, Pennsylvania
February 27, 1998

               COMCAST UK CABLE PARTNERS LIMITED AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                         (IN L000'S, EXCEPT SHARE DATA)

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                1997        1996
                                                              ---------   ---------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents.................................  L  37,372   L  63,314
  Short-term investments....................................                 61,466
  Accounts receivable, less allowance for doubtful accounts
     of L2,598 and L1,338...................................      4,255       2,922
  Other current assets......................................      5,419       5,359
                                                              ---------   ---------
     Total current assets...................................     47,046     133,061
                                                              ---------   ---------
INVESTMENTS IN AFFILIATES...................................     61,363      69,472
                                                              ---------   ---------
PROPERTY AND EQUIPMENT......................................    315,702     232,112
  Accumulated depreciation..................................    (33,000)    (13,765)
                                                              ---------   ---------
  Property and equipment, net...............................    282,702     218,347
                                                              ---------   ---------
DEFERRED CHARGES............................................     60,770      60,867
  Accumulated amortization..................................    (13,985)     (8,379)
                                                              ---------   ---------
  Deferred charges, net.....................................     46,785      52,488
                                                              ---------   ---------
FOREIGN EXCHANGE PUT OPTIONS AND OTHER, net.................      7,958      11,002
                                                              ---------   ---------
                                                              L 445,854   L 484,370
                                                              =========   =========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable and accrued expenses.....................  L  23,605   L  23,086
  Current portion of long-term debt.........................      1,683       1,463
  Foreign exchange call options.............................                  4,086
  Due to affiliates.........................................        920         676
                                                              ---------   ---------
     Total current liabilities..............................     26,208      29,311
                                                              ---------   ---------
LONG-TERM DEBT, less current portion........................    234,010     202,626
                                                              ---------   ---------
FOREIGN EXCHANGE CALL OPTIONS...............................      2,688       3,079
                                                              ---------   ---------
LONG-TERM DEBT, due to shareholder..........................     11,272      10,322
                                                              ---------   ---------
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
  Preferred shares, L.01 par value -- authorized, 10,000,000 shares; issued none....................................
  Class A common shares, L.01 par value -- authorized,
     50,000,000 shares; issued, 37,231,997..................        372         372
  Class B common shares, L.01 par value -- authorized,
     50,000,000 shares; issued, 12,872,605..................        129         129
  Additional capital........................................    358,548     358,548
  Accumulated deficit.......................................   (187,373)   (120,017)
                                                              ---------   ---------
     Total shareholders' equity.............................    171,676     239,032
                                                              ---------   ---------
                                                              L 445,854   L 484,370
                                                              =========   =========

                See notes to consolidated financial statements.

               COMCAST UK CABLE PARTNERS LIMITED AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS
                   (AMOUNTS IN L000'S, EXCEPT PER SHARE DATA)

                                                                  YEAR ENDED DECEMBER 31
                                                             --------------------------------
                                                               1997        1996        1995
                                                             --------    --------    --------
REVENUES
  Service income...........................................  L 55,603    L 31,358    L  1,530
  Consulting fee income....................................     1,059       1,070       1,313
                                                             --------    --------    --------
                                                               56,662      32,428       2,843
                                                             --------    --------    --------
COSTS AND EXPENSES
  Operating................................................    19,624      12,211         683
  Selling, general and administrative......................    30,850      25,073       7,815
  Management fees..........................................     3,204       2,997       3,105
  Depreciation and amortization............................    25,588      16,700       3,049
                                                             --------    --------    --------
                                                               79,266      56,981      14,652
                                                             --------    --------    --------
OPERATING LOSS.............................................   (22,604)    (24,553)    (11,809)
OTHER (INCOME) EXPENSE
  Interest expense.........................................    25,243      23,627       3,539
  Investment income........................................    (7,259)    (12,555)    (11,758)
  Equity in net losses of affiliates.......................    21,359      18,432      23,677
  Exchange losses (gains) and other........................     5,409     (13,482)      1,695
                                                             --------    --------    --------
                                                               44,752      16,022      17,153
                                                             --------    --------    --------
NET LOSS...................................................  (L67,356)   (L40,575)   (L28,962)
                                                             ========    ========    ========
NET LOSS PER SHARE.........................................  (L  1.34)   (L   .84)   (L   .70)
                                                             ========    ========    ========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING.......    50,105      48,216      41,245
                                                             ========    ========    ========

                See notes to consolidated financial statements.

               COMCAST UK CABLE PARTNERS LIMITED AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (IN L000'S)

                                                                  YEAR ENDED DECEMBER 31
                                                              -------------------------------
                                                                1997       1996       1995
                                                              --------   --------   ---------
OPERATING ACTIVITIES
  Net loss..................................................  (L67,356)  (L40,575)   (L28,962)
  Adjustments to reconcile net loss to net cash provided by
     (used in) operating activities:
     Depreciation and amortization..........................    25,588     16,700       3,049
     Amortization on foreign exchange contracts.............     2,770      2,752         (75)
     Non-cash interest expense..............................    24,684     23,209       3,539
     Non-cash investment income.............................    (2,521)    (2,854)     (5,016)
     Exchange losses (gains)................................     2,852    (18,857)        944
     Equity in net losses of affiliates.....................    21,359     18,432      23,677
     Other..................................................       991       (199)        619
     Increase in accounts receivable, other current assets
       and other............................................    (3,447)    (1,154)     (2,658)
     Increase in accounts payable and accrued expenses......       519      1,045      10,002
     Increase (decrease) in due to affiliates...............       244     (1,548)     (4,628)
                                                              --------   --------   ---------
       Net cash provided by (used in) operating
          activities........................................     5,683     (3,049)        491
                                                              --------   --------   ---------
FINANCING ACTIVITIES
     Proceeds from borrowings...............................                          192,542
     Repayments of debt.....................................    (1,633)    (1,711)
     Debt acquisition costs.................................                           (6,089)
     Purchase of foreign exchange put options...............                          (13,855)
     Proceeds from sales of foreign exchange call options...                2,125       3,415
     Other..................................................                              (53)
                                                              --------   --------   ---------
       Net cash (used in) provided by financing
          activities........................................    (1,633)       414     175,960
                                                              --------   --------   ---------
INVESTING ACTIVITIES
     Acquisition, net of cash acquired......................              (10,373)
     Proceeds from sales (purchases) of short-term
       investments, net.....................................    61,466     (4,226)    (43,141)
     Capital contributions and loans to affiliates..........    (8,713)   (10,667)    (25,829)
     Capital expenditures...................................   (82,125)   (70,624)    (45,308)
     Additions to deferred charges..........................      (620)      (392)        (59)
                                                              --------   --------   ---------
          Net cash used in investing activities.............   (29,992)   (96,282)   (114,337)
                                                              --------   --------   ---------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS............   (25,942)   (98,917)     62,114
CASH AND CASH EQUIVALENTS, beginning of year................    63,314    162,231     100,117
                                                              ========   ========   =========
CASH AND CASH EQUIVALENTS, end of year......................  L 37,372   L 63,314   L 162,231
                                                              ========   ========   =========

                See notes to consolidated financial statements.

               COMCAST UK CABLE PARTNERS LIMITED AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                        A COMMON          B COMMON
                                     ---------------   ---------------   ADDITIONAL   ACCUMULATED
                                     SHARES   AMOUNT   SHARES   AMOUNT    CAPITAL       DEFICIT      TOTAL
                                     ------   ------   ------   ------   ----------   -----------   --------
BALANCE, JANUARY 1, 1995...........  28,372    L284    12,873    L129     L287,450     (L 50,480)   L237,383
     Net loss......................                                                      (28,962)    (28,962)
     Other.........................                                            (53)                      (53)
                                     ------    ----    ------    ----     --------     ---------    --------
BALANCE, DECEMBER 31, 1995.........  28,372     284    12,873     129      287,397       (79,442)    208,368
     Net loss......................                                                      (40,575)    (40,575)
     Shares issued in connection
       with SingTel Transaction....   8,860      88                         71,151                    71,239
                                     ------    ----    ------    ----     --------     ---------    --------
BALANCE, DECEMBER 31, 1996.........  37,232     372    12,873     129      358,548      (120,017)    239,032
     Net loss......................                                                      (67,356)    (67,356)
                                     ------    ----    ------    ----     --------     ---------    --------
BALANCE, DECEMBER 31, 1997.........  37,232    L372    12,873    L129     L358,548     (L187,373)   L171,676
                                     ======    ====    ======    ====     ========     =========    ========

                See notes to consolidated financial statements.

               COMCAST UK CABLE PARTNERS LIMITED AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

1.  BUSINESS

     Comcast UK Cable Partners Limited and subsidiaries (the "Company"), a Bermuda company incorporated in 1992, was formed to develop, construct, manage and operate the interests of Comcast Corporation ("Comcast") in the United Kingdom ("UK") cable and telecommunications industry. The Company is a controlled subsidiary of Comcast U.K. Holdings, Inc. ("Holdings"), a Delaware corporation indirectly wholly owned by Comcast. As of December 31, 1997, the Company has interests in four operations (the "Partners Operating Companies"):
Birmingham Cable Corporation Limited ("Birmingham Cable"), in which the Company owns a 27.5% interest, Cable London PLC ("Cable London"), in which the Company owns a 50.0% interest, Cambridge Holding Company Limited ("Cambridge Cable"), in which the Company owns a 100% interest and two companies holding the franchises for Darlington and Teesside, England ("Teesside"), in which the Company owns a 100% interest. The Company also owns a 100% interest in Comcast UK Holdings Limited ("UK Holdings"), a company incorporated in Bermuda in December 1997.

     On February 4, 1998, the Company entered into a definitive agreement to amalgamate (the "NTL Transaction") with a wholly owned Bermuda subsidiary of NTL Incorporated ("NTL"). NTL is an alternative telecommunications company in the UK and is listed on Nasdaq. The NTL Transaction is expected to close in 1998, subject to, among other things, the receipt of required Bermuda and UK regulatory approvals, the approval of the Company's and NTL's shareholders, the consent of the Company's and NTL's bondholders, the consent of certain NTL bank lenders and other customary closing matters. Comcast, through Holdings, is the sole holder of the multiple-voting Class B Common Shares of the Company and has agreed to vote for the transaction, assuring its approval by the Company's shareholders. Upon consummation of the NTL Transaction, the Company would become a wholly owned subsidiary of NTL.

     Except in the circumstances described below, the Company's shareholders will receive 0.3745 shares of NTL common stock for each of the Company's Class A Common Shares or Class B Common Shares. If the average closing price of the NTL common stock for a specified period of time prior to the Company's shareholders meeting to approve the NTL Transaction (the "Average Price") is less than $26.70, the Company will have the option to terminate the NTL Transaction, subject to the right of NTL to adjust the exchange ratio such that one share of the Company's Class A Common Shares or Class B Common Shares will be exchanged for a number of shares of NTL common stock equal to $10.00 (based on the Average Price).

     Pursuant to existing arrangements between the Company and Telewest Communications plc ("Telewest"), a co-owner of interests in Cable London and Birmingham Cable, Telewest has certain rights (the "Telewest Rights") to acquire either or both of the Company's interests in these systems as a result of the NTL Transaction. However, as described in the following paragraphs, the consummation of the NTL Transaction is not dependent on the resolution of the Telewest Rights.

     If the Telewest Rights have been exercised prior to the closing of the NTL Transaction, the Company's shareholders may receive (at the option of NTL), in lieu of a portion of the consideration allocable to the interest subject to the exercised Telewest Rights, the per share proceeds from the sale of the interest to Telewest (net of taxes on gain on sale), payable in cash or shares of NTL common stock valued at the greater of $30.00 per share or the Average Price at closing (the "Exercise Consideration").

     Similarly, if at closing either of the Telewest Rights have not been exercised and have not been waived or otherwise expired, the Company's shareholders may receive (at the option of NTL), shares of a new class of NTL preferred stock equal to a portion of the consideration allocable to the interest subject to the unexercised Telewest Rights. Any shares of NTL preferred stock would have the same voting and dividend rights as shares of NTL common stock, would be subject to redemption as described below, and would be expected to be listed for trading on Nasdaq. If following closing the Telewest Rights are exercised, the NTL preferred stock will be

               COMCAST UK CABLE PARTNERS LIMITED AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

redeemed for the Exercise Consideration (based on the Average Price at the time of exercise). If the Telewest Rights are resolved without being exercised, the NTL preferred stock will be redeemed for NTL common stock on a one-for-one basis.

     Of the consideration to be received by the Company's shareholders in the NTL Transaction, the parties have allocated 31% to the Company's interest in Cable London and 17% to the Company's interest in Birmingham Cable. However, if either or both of the Telewest Rights are exercised, the actual consideration to be received by the Company's shareholders may be materially different from the portion of the consideration (the "allocable portion") which has been allocated by the parties to the Company's respective interests in Cable London and Birmingham Cable, depending on, among other things, the value of these interests, as finally determined, whether NTL exercises its option to deliver the Exercise Consideration in lieu of the allocable portion and, the amount of any taxes payable by the Company on the sale of these interests.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Accounting

     Subsidiaries of the Company maintain their books and records in accordance with accounting principles generally accepted in the UK. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles as practiced in the United States ("US") and are stated in UK pounds sterling ("UK Pound"). There were no significant differences between accounting principles followed for UK purposes and generally accepted accounting principles practiced in the US. The UK Pound exchange rate as of December 31, 1997 and 1996 was US $1.65 and US $1.71, respectively.

  Basis of Consolidation

     The consolidated financial statements include the accounts of the Company and all wholly owned subsidiaries. All significant intercompany accounts and transactions among the consolidated entities have been eliminated.

  Management's Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Fair Values

     The estimated fair value amounts presented in these notes to consolidated financial statements have been determined by the Company using available market information and appropriate methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Such fair value estimates are based on pertinent information available to management as of December 31, 1997 and 1996, and have not been comprehensively revalued for purposes of these consolidated financial statements since such dates. The carrying value of the amounts due to affiliates and long-term debt due to shareholder approximates fair value as of December 31, 1997 and 1996.

               COMCAST UK CABLE PARTNERS LIMITED AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

  Cash Equivalents and Short-term Investments

     Cash equivalents consist principally of commercial paper, time deposits and money market funds with maturities of three months or less when purchased. Short-term investments as of December 31, 1996 consist principally of commercial paper and corporate floating rate notes with maturities greater than three months when purchased. The carrying amounts of the Company's cash equivalents and short-term investments, classified as available for sale securities, approximate their fair values.

  Investments in Affiliates

     Investments in entities in which the Company has the ability to exercise significant influence over the operating and financial policies of the investee are accounted for under the equity method. Equity method investments are recorded at original cost and adjusted periodically to recognize the Company's proportionate share of the investees' net income or losses after the date of investment, additional contributions made and dividends received. The differences between the Company's recorded investments and its proportionate interests in the book value of the investees' net assets are being amortized to equity in net losses of affiliates over the remaining original lives of the related franchises of eight years.

  Prematurity Period

     The Company accounts for costs, expenses and revenues applicable to the construction and operation of its cable telecommunications systems in Teesside and Cambridge Cable under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 51, "Financial Reporting by Cable Television Companies."

     Under SFAS No. 51, during the period while the systems are partially under construction and partially in service (the "Prematurity Period"), costs of cable telecommunications plant, including materials, direct labor and construction overhead are capitalized. Subscriber-related costs and general and administrative costs are expensed as incurred. Costs incurred in anticipation of servicing a fully operating system that will not vary regardless of the number of subscribers are partially expensed and partially capitalized, based upon the percentage of average actual or estimated subscribers, whichever is greater, to the total number of subscribers expected at the end of the Prematurity Period (the "Fraction").

     During the Prematurity Period, depreciation and amortization of system assets is determined by multiplying the depreciation and amortization of the total capitalized system assets expected at the end of the Prematurity Period by the Fraction. At the end of the Prematurity Period, depreciation and amortization of system assets is based on the remaining undepreciated cost at that date.

     As of December 31, 1997, two of the Company's five franchise areas which are under construction have completed their Prematurity Period. The remaining Prematurity Periods are expected to terminate at various dates in 1998 and 1999.

  Property and Equipment

     Property and equipment, which consists principally of system assets, is shown at historical cost less accumulated depreciation. Improvements that extend asset lives are capitalized; other repairs and maintenance charges are expensed as incurred. The cost and related accumulated depreciation applicable to assets sold or retired are removed from the accounts and the gain or loss on disposition is recognized as a component of depreciation expense.

               COMCAST UK CABLE PARTNERS LIMITED AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

  System assets

     Prior to the Prematurity Period, no depreciation is provided on system assets. During the Prematurity Period, depreciation is provided in accordance with SFAS No. 51.

     Depreciation of system assets is provided by the straight-line method over estimated useful lives as follows:

Plant.......................................................  15-40 years
Network.....................................................     15 years
Subscriber equipment........................................   6-10 years
Switch......................................................     10 years
Computers...................................................      4 years

  Non-system assets

     Depreciation of non-system assets is provided by the straight-line method over estimated useful lives as follows:

Buildings...................................................  40 years
Fixtures, fittings and equipment............................   5 years
Vehicles....................................................   4 years
Computers...................................................   4 years

  Leased Assets

     Assets held under capital leases are treated as if they had been purchased outright and the corresponding liability is included in long-term debt. Capital lease payments include principal and interest, with the interest portion being expensed. Payments on operating leases are expensed on a straight-line basis over the lease term.

  Deferred Charges

     Deferred charges consist primarily of franchise acquisition costs attributable to obtaining, developing and maintaining the franchise licenses of Teesside and Cambridge Cable, debt acquisition costs relating to the sale of approximately $517.3 million principal amount at maturity of the Company's 11.20% Senior Discount Debentures Due 2007 (the "2007 Discount
Debentures" -- see Note 7) and goodwill arising from the SingTel Transaction (see Note 4). Franchise acquisition costs are being amortized on a straight-line basis over the remaining original lives of the related franchises of 12 to 15 years. Debt acquisition costs are being amortized on a straight-line basis over the term of the 2007 Discount Debentures of 12 years. Goodwill is being amortized on a straight-line basis over the remaining original lives of the related franchises of 11 years.

  Valuation of Long-Lived Assets

     The Company periodically evaluates the recoverability of its long-lived assets, including property and equipment and deferred charges, using objective methodologies. Such methodologies include evaluations based on the cash flows generated by the underlying assets or other determinants of fair value.

  Revenue Recognition

     Service income is recognized as service is provided. Credit risk is managed by disconnecting services to subscribers who are delinquent.

               COMCAST UK CABLE PARTNERS LIMITED AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

  Stock-Based Compensation

     Effective January 1, 1996, the Company adopted the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," which encourages, but does not require, companies to record compensation cost for stock-based compensation plans at fair value. The Company has elected to continue to account for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, as permitted by SFAS No. 123. Compensation expense for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. Compensation expense for stock appreciation rights is recorded annually based on changes in quoted market prices of the Company's stock or other determinants of fair value at the end of the year (see Note 8).

  Income Taxes

     The Company is exempt from US federal, state and local income taxes. At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda and, accordingly, no provision for such taxes has been recorded by the Company. In the event that such taxes are levied, the Company has received an undertaking from the Bermuda Government exempting it from all such taxes until March 2016.

     The Company's wholly owned subsidiaries recognize deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of their assets and liabilities and expected benefits of utilizing net operating loss carryforwards. The impact on deferred taxes of changes in tax rates and laws, if any, applied to the years during which temporary differences are expected to be settled, are reflected in the financial statements in the period of enactment.

  Derivative Financial Instruments

     The Company uses derivative financial instruments, principally foreign exchange option contracts ("FX Options"), to manage its exposure to fluctuations in foreign currency exchange rates. Written FX Options are marked-to-market on a current basis in the Company's consolidated statement of operations (see Note
6).

     Those instruments that have been entered into by the Company to hedge exposure to foreign currency exchange rate risks are periodically examined by the Company to ensure that the instruments are matched with underlying liabilities, reduce the Company's risks relating to foreign currency exchange rates, and, through market value and sensitivity analysis, maintain a high correlation to the underlying value of the hedged item. For those instruments that do not meet the above criteria, variations in their fair value are marked-to-market on a current basis in the Company's consolidated statement of operations.

     The Company does not hold or issue any derivative financial instruments for trading purposes and is not a party to leveraged instruments (see Notes 6 and 7). The credit risks associated with the Company's derivative financial instruments are controlled through the evaluation and monitoring of the creditworthiness of the counterparties. Although the Company may be exposed to losses in the event of nonperformance by the counterparties, the Company does not expect such losses, if any, to be significant.

  Net Loss Per Share

     In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings per Share," which was adopted by the Company effective for the year ended December 31, 1997, as required by the statement. For the years ended December 31, 1997, 1996 and 1995, the Company's potential common shares have an antidilutive effect on the loss per share and, therefore, have not been used in determining the total weighted average number of common shares outstanding. Diluted loss per share for 1997, 1996 and 1995 is antidilutive and, therefore, has not been presented.

               COMCAST UK CABLE PARTNERS LIMITED AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

  Reclassifications

     Certain reclassifications have been made to the prior years' consolidated financial statements to conform to those classifications used in 1997.

3.  TEESSIDE ACQUISITION

     In June 1994, the Company acquired all of the outstanding shares of two companies that owned Teesside, which comprise an area containing approximately 254,000 homes. The construction of Teesside's cable telecommunications network commenced in the third quarter of 1994. Teesside added its initial cable and telephony subscribers in June 1995.

4.  SINGTEL TRANSACTION

     In March 1996, the Company completed the acquisition (the "SingTel Transaction") of Singapore Telecom International Pte. Limited's ("Singapore Telecom") 50% interest in Cambridge Cable, pursuant to the terms of a Share Exchange Agreement executed by the parties in December 1995. In exchange for Singapore Telecom's 50% interest in Cambridge Cable and certain loans made to Cambridge Cable, with accrued interest thereon, the Company issued approximately
8.9 million of its Class A Common Shares and paid approximately L11.8 million to Singapore Telecom. The Company accounted for the SingTel Transaction under the purchase method. As a result of the SingTel Transaction, the Company owns 100% of Cambridge Cable and Cambridge Cable was consolidated with the Company effective March 31, 1996.

     The following unaudited pro forma information for the years ended December 31, 1996 and 1995 has been presented as if the SingTel Transaction had occurred on January 1, 1995. This unaudited pro forma information is based on historical results of operations adjusted for acquisition costs and, in the opinion of management, is not necessarily indicative of what results would have been had the Company owned 100% of Cambridge Cable since January 1, 1995 (in thousands, except per share data).

                                                                   YEAR ENDED
                                                                  DECEMBER 31
                                                              --------------------
                                                                1996        1995
                                                              --------    --------
Revenues....................................................  L 38,651    L 22,859
Net loss....................................................   (42,300)    (37,616)
Net loss per share..........................................      (.84)       (.75)

5.  INVESTMENTS IN AFFILIATES

     The Company has historically invested in three affiliates (the "Equity Investees," which term excludes Cambridge Cable as of, and subsequent to March 31, 1996 -- see Note 4): Birmingham Cable, Cable London and Cambridge Cable. The Equity Investees operate integrated cable communications, residential telephony and business telecommunications systems in their respective major metropolitan areas under exclusive cable television licenses and non-exclusive telecommunications licenses. As of December 31, 1997, the Company's ownership interest in the Equity Investees is as follows:

Birmingham Cable............................................  27.5%
Cable London................................................  50.0%

     The Company also has a 16.4% interest in Cable Programme Partners-1 Limited Partnership ("CPP-1") which previously developed and distributed cable programming in the UK. During 1995, CPP-1 sold its only channel and has wound down its operations to a minimal level of activity. The carrying value of the Company's investment in CPP-1 has been reduced to zero and the Company has no future funding commitments to CPP-1.

               COMCAST UK CABLE PARTNERS LIMITED AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

     Included in investments in affiliates as of December 31, 1997 and 1996, are loans to Cable London of L28.5 million and L22.5 million and accrued interest of L6.0 million and L3.6 million, respectively. The loans accrue interest at a rate of 2% above the published base lending rate of Barclays Bank PLC (9.25% effective rate as of December 31, 1997) and are subordinate to Cable London's revolving bank credit facility. Of these loans, L21.0 million as of December 31, 1997 and 1996 are convertible into ordinary shares of Cable London at a per share conversion price of L2.00. Also included in investments in affiliates as of December 31, 1997 are loans to Birmingham Cable of L1.9 million and accrued interest of L133,000. The Birmingham Cable loans accrue interest at a fixed rate of 7.80% and are subordinate to Birmingham Cable's credit facility. Loans to Cambridge Cable and related accrued interest have been eliminated in consolidation subsequent to the SingTel Transaction (see Note 4).

     In February 1995, a subsidiary of Birmingham Cable issued 175,000 cumulative L1.00 redeemable five year term preference shares for a paid up value of L175.0 million. Also in February 1995, Birmingham Cable entered into a L175.0 million five year revolving credit facility (the "Birmingham Facility") which provided for conversion into a five year term loan on March 31, 2000. In March 1997, the terms of the Birmingham Facility were amended to extend the maturity of the term loan to December 31, 2005 and to amend the required cash flow levels (as defined) and certain other terms. Interest rates on the Birmingham Facility are at the London Interbank Offered Rate ("LIBOR") plus 5/8% to 2 1/4%.

     In July 1997, the preference shareholder exercised its option to require Birmingham Cable to purchase its shareholding. Birmingham Cable funded the redemption of the preference shares with the proceeds from the Birmingham Facility and restricted cash and settled its five year L175.0 million interest rate exchange agreement with Barclays Bank PLC. The balance of the Birmingham Facility will be used, subject to certain restrictions, for capital expenditures and working capital requirements relating to the build-out of its systems. The preference shares had an effective dividend rate, including Advanced Corporation Tax ("ACT"), of 8.00%.

     The Birmingham Facility contains restrictive covenants which limit Birmingham Cable's ability to enter into arrangements for the acquisition and sale of property and equipment, investments, mergers and the incurrence of additional debt. Certain of these covenants require that certain minimum build requirements, financial ratios and cash flow levels be maintained and contain restrictions on dividend payments. Birmingham Cable's three principal shareholders' (including the Company) right to receive consulting fee payments from Birmingham Cable has been subordinated to the banks under the Birmingham Facility. The payment of consulting fees is restricted until Birmingham Cable meets certain financial ratio tests under the Birmingham Facility. Birmingham Cable has pledged the shares of its material subsidiaries to secure the Birmingham Facility. Upon a change of control, all amounts due under the Birmingham Facility become immediately due and payable. The consummation of the NTL Transaction will not result in a change of control as defined in the Birmingham Facility.

     In May 1997, Cable London entered into a L170.0 million revolving credit facility (the "London Revolver") with various banks, which converts into a five year term loan on June 30, 2001. Interest rates on the London Revolver are at LIBOR plus 1/2% to 2 3/8%. In May 1997, Cable London repaid all amounts outstanding under its existing credit facility with proceeds from borrowings under the London Revolver. The balance of the London Revolver will be used, subject to certain restrictions, for capital expenditures and working capital requirements relating to the build-out of its systems.

     The London Revolver contains restrictive covenants which limit Cable London's ability to enter into arrangements for the acquisition and sale of property and equipment, investments, mergers and the incurrence of additional debt. Certain of these covenants require that certain financial ratios and cash flow levels be maintained and contain certain restrictions on dividend payments. The Company's right to receive consulting fee payments from Cable London has been subordinated to the banks under the London Revolver. The

               COMCAST UK CABLE PARTNERS LIMITED AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

payment of consulting fees is restricted until Cable London meets certain financial ratio tests under the London Revolver. In addition, the Company's shares in Cable London have been pledged to secure the London Revolver. Upon a change of control, all amounts due under the London Revolver become immediately due and payable. The consummation of the NTL Transaction will not result in a change of control as defined in the London Revolver.

     Although the Company is not contractually committed to make any additional capital contributions or advances to any of the Equity Investees, it currently intends to fund its share of the amounts necessary for capital expenditures and to finance operating deficits. Failure to do so could dilute the Company's ownership interests in the Equity Investees.

               COMCAST UK CABLE PARTNERS LIMITED AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

     Summarized financial information for affiliates accounted for under the equity method for 1997, 1996 and 1995, is as follows:

                                             BIRMINGHAM    CABLE     CAMBRIDGE
                                               CABLE       LONDON    CABLE(1)    CPP-1(2)   COMBINED
                                             ----------   --------   ---------   --------   ---------
                                                L000        L000       L000        L000       L000
YEAR ENDED DECEMBER 31, 1997
Results of operations
  Service income...........................   L 67,166    L 52,816   L           L          L 119,982
  Operating, selling, general and
     administrative expenses...............    (56,564)    (45,787)                          (102,351)
  Depreciation and amortization............    (26,427)    (19,740)                           (46,167)
  Operating loss...........................    (15,825)    (12,711)                           (28,536)
  Net loss.................................    (30,826)    (25,168)                           (55,994)
  Company's equity in net loss.............     (8,616)    (12,743)                           (21,359)
AT DECEMBER 31, 1997
Financial position
  Current assets...........................     11,424      10,340                             21,764
  Noncurrent assets........................    248,611     185,353                            433,964
  Current liabilities......................     22,293      22,902                             45,195
  Noncurrent liabilities...................    165,413     173,038                            338,451
YEAR ENDED DECEMBER 31, 1996
Results of operations
  Service income...........................     52,472      40,091      6,401                  98,964
  Operating, selling, general and
     administrative expenses...............    (44,476)    (39,135)    (6,366)                (89,977)
  Depreciation and amortization............    (19,690)    (14,862)    (2,168)                (36,720)
  Operating loss...........................    (11,694)    (13,906)    (2,133)                (27,733)
  Net loss.................................    (20,378)    (21,241)    (4,419)                (46,038)
  Company's equity in net loss.............     (5,671)    (10,551)    (2,210)                (18,432)
AT DECEMBER 31, 1996
Financial position
  Current assets...........................     70,531      10,217                             80,748
  Noncurrent assets........................    255,115     159,906                            415,021
  Current liabilities......................     33,628      85,183                            118,811
  Noncurrent liabilities...................    188,863      60,831                            249,694
YEAR ENDED DECEMBER 31, 1995
Results of operations
  Service income...........................     39,004      30,277     20,585      1,088       90,954
  Operating, selling, general and
     administrative expenses...............    (35,894)    (33,238)   (26,273)    (5,673)    (101,078)
  Depreciation and amortization............    (14,455)    (10,847)    (7,150)       (34)     (32,486)
  Operating loss...........................    (11,345)    (13,808)   (12,838)    (4,619)     (42,610)
  Net loss.................................    (14,279)    (17,675)   (20,398)    (5,388)     (57,740)
  Company's equity in net loss.............     (3,922)     (8,657)   (10,200)      (898)     (23,677)

---------------
(1) 1996 results of operations information for Cambridge Cable is for the three months ended March 31, 1996 (see Note 4).

(2) 1995 results of operations information for CPP-1 is for the six months ended June 30, 1995.

               COMCAST UK CABLE PARTNERS LIMITED AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

6.  FOREIGN CURRENCY RISK MANAGEMENT

     The Company is exposed to market risk including changes in foreign currency exchange rates. To manage the volatility relating to this exposure, the Company enters into various derivative transactions pursuant to the Company's policies in areas such as counterparty exposure and hedging practices. Positions are monitored using techniques including market value and sensitivity analyses.

     The Company has entered into certain FX Options as a normal part of its foreign currency risk management efforts. During 1995, the Company entered into certain foreign exchange put option contracts ("FX Puts") which may be settled only on November 16, 2000. These FX Puts are used to limit the Company's exposure to the risk that the eventual cash outflows related to net monetary liabilities denominated in currencies other than its functional currency (the UK Pound) (principally the 2007 Discount Debentures -- see Note 7) are adversely affected by changes in exchange rates. As of December 31, 1997 and 1996, the Company had L250.0 million notional amount of FX Puts to purchase US dollars at an exchange rate of $1.35 per L1.00 (the "Ratio"). The FX Puts provide a hedge, to the extent the exchange rate falls below the Ratio, against the Company's net monetary liabilities denominated in US dollars since gains and losses realized on the FX Puts are offset against foreign exchange gains or losses realized on the underlying net liabilities. Premiums paid for the FX Puts of L13.9 million are included in foreign exchange put options and other in the Company's consolidated balance sheet, net of related amortization. These premiums are being amortized over the terms of the related contracts of five years. As of December 31, 1997 and 1996, the FX Puts had carrying values of L8.0 million and L10.7 million, respectively. The estimated fair value of the FX Puts was L3.2 million as of both December 31, 1997 and 1996. The difference between the carrying amount and the estimated fair value of the FX Puts was not significant as of December 31, 1995.

     In 1995, in order to reduce hedging costs, the Company sold foreign exchange call option contracts ("FX Calls") to exchange L250.0 million notional amount and received L3.4 million. These contracts may only be settled on their expiration dates. Of these contracts, L200.0 million notional amount, with an exchange ratio of $1.70 per L1.00, expired unexercised in November 1996 while the remaining contract, with a L50.0 million notional amount and an exchange ratio of $1.62 per L1.00, has a settlement date in November 2000. In the fourth quarter of 1996, in order to continue to reduce hedging costs, the Company sold additional FX Calls for L2.1 million, to exchange L200.0 million notional amount at an average exchange ratio of $1.75 per L1.00. These contracts expired unexercised in the fourth quarter of 1997. The FX Calls are marked-to-market on a current basis in the Company's consolidated statement of operations.

     As of December 31, 1997 and 1996, the estimated fair value of the liabilities related to the FX Calls, as recorded in the Company's consolidated balance sheet, was L2.7 million and L7.2 million, respectively. Changes in fair value between measurement dates relating to the FX Calls resulted in exchange gains of L4.5 million during the year ended December 31, 1997 and exchange losses of L1.3 million during the year ended December 31, 1996 in the Company's consolidated statement of operations. There were not significant exchange gains or losses relating to these contracts for the year ended December 31, 1995.

7.  LONG-TERM DEBT

2007 Discount Debentures

     In November 1995, the Company received net proceeds of approximately $291.1 million (L186.9 million) from the sale of its 2007 Discount Debentures in a public offering ($517.3 million principal at maturity). Interest accretes on the 2007 Discount Debentures at 11.20% per annum compounded semi-annually from November 15, 1995 to November 15, 2000, after which date interest will be paid in cash on each May 15 and November 15 through November 15, 2007. The accreted value of the 2007 Discount Debentures was L229.2 million and L198.1 million as of December 31, 1997 and 1996, respectively.

               COMCAST UK CABLE PARTNERS LIMITED AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

     The 2007 Discount Debentures contain restrictive covenants which limit the Company's ability to enter into arrangements for the sale of assets, mergers, the incurrence of additional debt and the payment of dividends. The Company was in compliance with such restrictive covenants as of December 31, 1997. Consummation of the NTL Transaction (see Note 1) is subject to consent of the Company's bondholders.

  UK Holdings Credit Facility

     On December 23, 1997, UK Holdings entered into a loan agreement (the "UK Holdings Agreement") with a consortium of banks to provide financing under a credit facility (the "UK Holdings Credit Facility") up to a maximum of L200.0 million. Under the terms of the UK Holdings Agreement, borrowings under the UK Holdings Credit Facility are guaranteed by Teesside and Cambridge Cable.

     On January 14, 1998, UK Holdings borrowed L75.0 million under Tranche A of the UK Holdings Credit Facility. Of this initial borrowing, L50.4 million was paid to the Company as a dividend and L17.8 million was used to fund capital expenditures and working capital requirements at Cambridge Cable and Teesside. Amounts available under the UK Holdings Credit Facility will be reduced each quarter in varying amounts beginning March 31, 2000 and continuing through December 31, 2000. The UK Holdings Credit Facility bears interest at a rate per annum equal to LIBOR plus 1/2% to 2 1/4%.

     The UK Holdings Credit Facility contains restrictive covenants which limit UK Holdings' ability to enter into arrangements for the acquisition and sale of property and equipment, investments, mergers and the incurrence of additional debt. Certain of these covenants require that certain financial ratios and cash flow levels be maintained and contain certain restrictions on dividend payments. The Company's right to receive consulting fee payments from Cambridge Cable and Teesside has been subordinated to the banks under the UK Holdings Credit Facility. In addition, the Company's shares in UK Holdings have been pledged to secure the UK Holdings Credit Facility.

     The consummation of the NTL Transaction will result in a change in control, as defined in the UK Holdings Credit Facility. Upon a change in control, all amounts outstanding under the UK Holdings Credit Facility will become immediately due and payable.

  Other

     As of December 31, 1997 and 1996, Cambridge Cable has two outstanding bank loans totaling L505,000 and L533,000, respectively, which are included in long-term debt. These bank loans are secured by Cambridge Cable's land and buildings in Cambridge and Bishop Stortford and are payable in quarterly installments through April 2000 and bear interest at a weighted average fixed rate of 9.35%. Also included in long-term debt are capital lease obligations of Cambridge Cable and Teesside (see Note 12).

     Maturities of long-term debt outstanding, including long-term debt, due to shareholder (see Note 9), as of December 31, 1997 for the four years after 1998 are as follows (in L000's):

1999........................................................  L12,658
2000........................................................      665
2001........................................................      528
2002........................................................      498

     The Company's long-term debt, excluding long-term debt due to shareholder, had estimated fair values of L259.6 million and L219.7 million as of December 31, 1997 and 1996, respectively. The estimated fair value of the Company's publicly traded debt is based on quoted market prices for that debt. Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt issues for which quoted market prices are not available.

               COMCAST UK CABLE PARTNERS LIMITED AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

8.  STOCK OPTION/SAR PLANS

     The Company implemented a Stock Appreciation Rights ("SARs") plan during 1995 for certain outside directors under which the terms of the SARs granted are determined by the Compensation Committee of the Board of Directors (the "SAR Plan"). Under the SAR Plan, eligible participants are entitled to receive a cash payment from the Company equal to 100% of the excess, if any, of the fair market value of a share of the Company's Class A Common Shares at the time of exercise over the fair market value of such a share at the grant date. Under the SAR Plan, a total of 50,000 SARs may be granted. The SARs have a term of ten years from the date of grant and are immediately exercisable. No SARs were granted in 1997. A total of 6,000 and 15,000 SARs were granted in 1996 and 1995, respectively and 14,000 SARs were outstanding at December 31, 1997, all exercisable. The fair value of the Company's Class A Common Stock at the grant date of the SARs was $12.63 and $16.25 for 1996 and 1995 grants, respectively. Compensation expense recorded during the year ended December 31, 1996 was not significant. No compensation expense was recognized during the years ended December 31, 1997 and December 31, 1995 as the exercise price of the SARs was not less then the fair value of a share of the Company's Class A Common Shares.

     The Company implemented a qualified stock option plan during 1995 for certain employees, officers and directors, under which the option prices and other terms are determined by the Compensation Committee of the Board of Directors (the "Option Plan"). Under the Option Plan, not more than 250,000 of the Company's Class A Common Shares may be issued pursuant to the plan upon exercise of qualified stock options. All options must be granted within ten years from the date of adoption of the Option Plan, with options becoming exercisable over four years from the date of grant. A total of 20,250 options, with an exercise price of $12.63, were granted in 1996 and are outstanding (none exercisable) at December 31, 1997. No options were granted in 1997 or 1995. No compensation expense has been recognized under the Option Plan as the exercise price of the grants was not less than the fair market value of the shares at the grant date. The fair value of the options granted in 1996 was not significant.

9.  RELATED PARTY TRANSACTIONS

     Comcast U.K. Consulting, Inc. ("UK Consulting"), a wholly owned subsidiary of the Company, earns consulting fee income under consulting agreements with the Equity Investees. The consulting fee income is generally based on a percentage of gross revenues or a fixed amount per dwelling unit in the Equity Investees' franchise areas.

     The Company's right to receive consulting fee payments from Birmingham Cable and Cable London has been subordinated to the banks under their credit facilities. Accordingly, a portion of these fees have been classified as long-term receivables and are included in investments in affiliates in the Company's consolidated balance sheet. In addition, the Company's shares in Cable London have been pledged to secure amounts outstanding under the London Revolver.

     Management fee expense is incurred under agreements between the Company on the one hand, and Comcast, the Company's controlling shareholder, and Comcast UK Cable Partners Consulting, Inc. ("Comcast Consulting"), an indirect wholly owned subsidiary of Comcast, on the other, whereby Comcast and Comcast Consulting provide consulting services to the Equity Investees on behalf of the Company and management services to the Company. Such management fees are based on Comcast's and Comcast Consulting's cost of providing such services. As of December 31, 1997 and 1996, due to affiliates consists primarily of this management fee and operating expenses paid by Comcast and its affiliates on behalf of the Company.

     Investment income includes L2.5 million, L2.9 million and L5.0 million of interest income in 1997, 1996 and 1995, respectively, relating to the loans to Birmingham Cable, Cable London and Cambridge Cable described in Note 5.

               COMCAST UK CABLE PARTNERS LIMITED AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

     Long-term debt, due to shareholder consists of 9% Subordinated Notes payable to Holdings (the "Notes") which are due in 1999. During the years ended December 31, 1997, 1996 and 1995, interest expense on the Notes was L950,000, L870,000 and L800,000, respectively.

     In management's opinion, the foregoing transactions were entered into on terms no more or less favorable than those with non-affiliated parties.

10.  INCOME TAXES

     The Company's wholly owned subsidiaries have a deferred tax asset arising from the carryforward of net operating losses and the differences between the book and tax basis of property. However, a valuation allowance has been recorded to fully reserve the deferred tax asset as its realization is uncertain.

     Significant components of deferred income taxes are as follows (in L000's):

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1997        1996
                                                              --------    --------
Net operating loss carryforwards (carried forward
  indefinitely).............................................  L 14,382    L 13,485
Differences between book and tax basis of property..........     7,959       1,024
Other.......................................................       321         170
Less: Valuation allowance...................................   (22,662)    (14,679)
                                                              --------    --------
                                                              L           L
                                                              ========    ========

11.  STATEMENT OF CASH FLOWS -- SUPPLEMENTAL INFORMATION

     The Company made cash payments for interest of approximately L559,000 and L418,000 during the years ended December 31, 1997 and 1996, respectively. There were no cash interest payments made during the year ended December 31, 1995.

     The Company's wholly owned subsidiaries incurred capital lease obligations of L2.1 million, L1.2 million and L490,000 during the years ended December 31, 1997, 1996 and 1995, respectively.

12.  COMMITMENTS AND CONTINGENCIES

     Certain of the Company's facilities and equipment are held under operating or capital leases which expire through 2008.

     A summary of assets held under capital lease are as follows (in L000's):

                                                                DECEMBER 31,
                                                              -----------------
                                                               1997       1996
                                                              -------    ------
Land, buildings and equipment...............................  L10,735    L8,605
Less: Accumulated depreciation..............................   (3,165)     (834)
                                                              -------    ------
                                                              L 7,570    L7,771
                                                              =======    ======

               COMCAST UK CABLE PARTNERS LIMITED AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONCLUDED)
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

     Future minimum rental payments under lease commitments with an initial or remaining term of more than one year of December 31, 1997 are as follows (in L000's):

                                                              OPERATING     CAPITAL
                                                               LEASES       LEASES
                                                              ---------    ---------
1998........................................................   L 2,191      L 1,580
1999........................................................     1,753          969
2000........................................................       902          283
2001........................................................       706           63
2002........................................................       629           63
Thereafter..................................................     1,731           36
                                                               -------      -------
Total minimum rental commitments............................   L 7,912      L 2,994
                                                                            =======
Less: Amount representing interest..........................    (1,874)
                                                               -------
Present value of minimum rental commitments.................     6,038
Less: Current portion of capital lease obligations..........    (1,660)
                                                               -------
Long-term portion of capital lease obligations..............   L 4,378
                                                               =======

     Operating lease expense for the years ended December 31, 1997, 1996 and 1995 was L1.7 million, L1.5 million and L328,000, respectively.

     The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position, results of operations or liquidity of the Company.

13.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                       FIRST        SECOND       THIRD        FOURTH       TOTAL
                                      QUARTER     QUARTER(1)    QUARTER     QUARTER(2)      YEAR
                                      --------    ----------    --------    ----------    --------
                                                     (L000, EXCEPT PER SHARE DATA)
1997
Revenues............................  L 12,351     L 13,350     L 14,241     L 16,720     L 56,662
Operating loss......................    (6,543)      (6,364)      (5,679)      (4,018)     (22,604)
Equity in net losses of
  affiliates........................    (5,152)      (5,162)      (5,195)      (5,850)     (21,359)
Net loss............................   (20,540)     (13,108)     (20,682)     (13,026)     (67,356)
Net loss per share..................      (.41)        (.26)        (.41)        (.26)       (1.34)
1996
Revenues............................  L  2,334     L  9,452     L 10,090     L 10,552     L 32,428
Operating loss......................    (3,765)      (6,128)      (7,398)      (7,262)     (24,553)
Equity in net losses of
  affiliates........................    (5,698)      (3,942)      (4,166)      (4,626)     (18,432)
Net loss............................   (11,987)     (11,292)     (14,571)      (2,725)     (40,575)
Net loss per share..................      (.28)        (.22)        (.30)        (.04)        (.84)

---------------
(1) The Company began consolidating Cambridge Cable effective March 31, 1996.

(2) The fourth quarter of 1996 net loss includes L12.9 million of foreign currency exchange rate gains resulting from fluctuations in the foreign currency exchange rate.

               COMCAST UK CABLE PARTNERS LIMITED AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEET
                          QUARTER ENDED JUNE 30, 1998
                                  (UNAUDITED)

                                                              JUNE 30,     DECEMBER 31,
                                                                1998           1997
                                                              ---------    ------------
                                                              (IN L000'S, EXCEPT SHARE
                                                                        DATA)
                           ASSETS
CURRENT ASSETS
  Cash and cash equivalents.................................  L  92,315     L  37,372
  Accounts receivable, less allowance for doubtful accounts
     of L3,065 and L2,598...................................      3,805         4,255
  Other current assets......................................      6,798         5,419
                                                              ---------     ---------
          Total current assets..............................    102,918        47,046
                                                              ---------     ---------
INVESTMENTS IN AFFILIATES...................................     53,981        61,363
                                                              ---------     ---------
PROPERTY AND EQUIPMENT......................................    348,960       315,702
  Accumulated depreciation..................................    (44,506)      (33,000)
                                                              ---------     ---------
  Property and equipment, net...............................    304,454       282,702
                                                              ---------     ---------
DEFERRED CHARGES............................................     58,666        60,770
  Accumulated amortization..................................    (13,082)      (13,985)
                                                              ---------     ---------
  Deferred charges, net.....................................     45,584        46,785
                                                              ---------     ---------
FOREIGN EXCHANGE PUT OPTIONS, net...........................      6,584         7,958
                                                              ---------     ---------
                                                              L 513,521     L 445,854
                                                              =========     =========
            LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable and accrued expenses.....................  L  25,210     L  23,605
  Accrued interest..........................................        323
  Current portion of long-term debt.........................      1,943         1,683
  Due to affiliates.........................................      1,161           920
                                                              ---------     ---------
          Total current liabilities.........................     28,637        26,208
                                                              ---------     ---------
LONG-TERM DEBT, less current portion........................    330,695       234,010
                                                              ---------     ---------
FOREIGN EXCHANGE CALL OPTION................................      2,515         2,688
                                                              ---------     ---------
LONG-TERM DEBT, due to shareholder..........................     11,775        11,272
                                                              ---------     ---------
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY
  Preferred shares, L0.1 par value -- authorized 10,000,000
     shares; issued, none...................................
  Class A common shares, L.01 par value -- authorized
     50,000,000 shares; issued, 37,231,997..................        372           372
  Class B common shares, L.01 par value -- authorized
     50,000,000 shares; issued, 12,872,605..................        129           129
  Additional capital........................................    358,548       358,548
  Accumulated deficit.......................................   (219,150)     (187,373)
                                                              ---------     ---------
          Total shareholders' equity........................    139,899       171,676
                                                              ---------     ---------
                                                              L 513,521     L 445,854
                                                              =========     =========

           See notes to condensed consolidated financial statements.

               COMCAST UK CABLE PARTNERS LIMITED AND SUBSIDIARIES

                        CONDENSED CONSOLIDATED STATEMENT
                     OF OPERATIONS AND ACCUMULATED DEFICIT
                          QUARTER ENDED JUNE 30, 1998
                                  (UNAUDITED)

                                                 SIX MONTHS ENDED         THREE MONTHS ENDED
                                                     JUNE 30,                  JUNE 30,
                                              ----------------------    ----------------------
                                                1998         1997         1998         1997
                                              ---------    ---------    ---------    ---------
                                                     (IN L000'S, EXCEPT PER SHARE DATA)
REVENUES
  Service income............................  L  36,027    L  25,205    L  18,725    L  13,087
  Consulting fee income.....................        561          496          287          263
                                              ---------    ---------    ---------    ---------
                                                 36,588       25,701       19,012       13,350
                                              ---------    ---------    ---------    ---------
COSTS AND EXPENSES
  Operating.................................     11,762        9,894        6,101        5,165
  Selling, general and administrative.......     17,196       14,818        8,707        7,419
  Management fees...........................      1,470        1,707          715          864
  Depreciation and amortization.............     14,684       12,189        7,430        6,266
                                              ---------    ---------    ---------    ---------
                                                 45,112       38,608       22,953       19,714
                                              ---------    ---------    ---------    ---------
OPERATING LOSS..............................     (8,524)     (12,907)      (3,941)      (6,364)
OTHER (INCOME) EXPENSE
  Interest expense..........................     17,407       12,285        8,937        6,234
  Investment income.........................     (4,489)      (4,026)      (2,260)      (1,925)
  Equity in net losses of affiliates........     11,185       10,314        4,770        5,162
  Exchange (gains) losses and other.........       (850)       2,168          898       (2,727)
                                              ---------    ---------    ---------    ---------
                                                 23,253       20,741       12,345        6,744
                                              ---------    ---------    ---------    ---------
NET LOSS....................................    (31,777)     (33,648)     (16,286)     (13,108)
ACCUMULATED DEFICIT
     Beginning of period....................   (187,373)    (120,017)    (202,864)    (140,557)
                                              ---------    ---------    ---------    ---------
     End of period..........................  L(219,150)   L(153,665)   L(219,150)   L(153,665)
                                              =========    =========    =========    =========
NET LOSS PER SHARE..........................  L    (.63)   L    (.67)   L    (.32)   L    (.26)
                                              =========    =========    =========    =========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING DURING THE PERIOD.............     50,105       50,105       50,105       50,105
                                              =========    =========    =========    =========

           See notes to condensed consolidated financial statements.

               COMCAST UK CABLE PARTNERS LIMITED AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (UNAUDITED)

                                                                SIX MONTHS ENDED
                                                                    JUNE 30,
                                                              --------------------
                                                                1998        1997
                                                              --------    --------
                                                                L000        L000
OPERATING ACTIVITIES
  Net loss..................................................  (L31,777)   (L33,648)
  Adjustments to reconcile net loss to net cash provided by
     operating activities:
     Depreciation and amortization..........................    14,684      12,189
     Amortization on foreign exchange contracts.............     1,374       1,374
     Non-cash interest expense..............................    13,301      12,015
     Non-cash investment income.............................    (1,427)     (1,149)
     Exchange (gains) losses................................    (2,590)      1,780
     Equity in net losses of affiliates.....................    11,185      10,314
     Increase in accounts receivable and other current
      assets................................................      (929)       (813)
     Increase in accounts payable and accrued expenses and
      accrued interest......................................     1,928       1,178
                                                              --------    --------
          Net cash provided by operating activities.........     5,749       3,240
                                                              --------    --------
FINANCING ACTIVITIES
  Repayments of debt........................................    (1,124)       (800)
  Proceeds from borrowings..................................    86,000
  Deferred financing costs..................................    (1,634)
  Net transactions with affiliates..........................      (365)       (272)
                                                              --------    --------
          Net cash provided by (used in) financing
            activities......................................    82,877      (1,072)
                                                              --------    --------
INVESTING ACTIVITIES
  Proceeds from sales of short-term investments, net........                38,161
  Capital contributions and loans to affiliates.............    (1,768)     (8,661)
  Capital expenditures......................................   (31,701)    (38,194)
  Deferred charges..........................................      (214)       (461)
                                                              --------    --------
          Net cash used in investing activities.............   (33,683)     (9,155)
                                                              --------    --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............    54,943      (6,987)
CASH AND CASH EQUIVALENTS, beginning of period..............    37,372      63,314
                                                              --------    --------
CASH AND CASH EQUIVALENTS, end of period....................  L 92,315    L 56,327
                                                              ========    ========

           See notes to condensed consolidated financial statements.

               COMCAST UK CABLE PARTNERS LIMITED AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                          QUARTER ENDED JUNE 30, 1998
                                  (UNAUDITED)

1.  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

  Basis of Presentation

     The condensed consolidated balance sheet as of December 31, 1997 has been condensed from the audited consolidated balance sheet as of that date. The condensed consolidated balance sheet as of June 30, 1998, the condensed consolidated statement of operations and accumulated deficit for the six and three months ended June 30, 1998 and 1997 and the condensed consolidated statement of cash flows for the six months ended June 30, 1998 and 1997 have been prepared by Comcast UK Cable Partners Limited (the "Company") and have not been audited by the Company's independent auditors. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows as of June 30, 1998 and for all periods presented have been made.

     Certain information and note disclosures normally included in the Company's annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These condensed consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's December 31, 1997 Annual Report on Form 10-K filed with the Securities and Exchange Commission. The results of operations for the periods ended June 30, 1998 are not necessarily indicative of operating results for the full year.

  Reclassifications

     Certain reclassifications have been made to the prior year condensed consolidated financial statements to conform to those classifications used in 1998.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  New Accounting Pronouncement

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement, which establishes accounting and reporting standards for derivatives and hedging activities, is effective for fiscal years beginning after June 15, 1999. Upon the adoption of SFAS No. 133, all derivatives are required to be recognized in the statement of financial position as either assets or liabilities and measured at fair value. The Company is currently evaluating the impact the adoption of SFAS No. 133 will have on its financial position and results of operations.

3.  AMALGAMATION WITH NTL

     On February 4, 1998, the Company entered into a definitive agreement to amalgamate (the "NTL Transaction") with a wholly owned Bermuda subsidiary of NTL Incorporated ("NTL"). NTL is an alternative telecommunications company in the United Kingdom ("UK") and is listed on Nasdaq. The NTL Transaction is expected to close in 1998, subject to, among other things, the receipt of required Bermuda and UK regulatory approvals, the approval of the Company's and NTL's shareholders, the consent of the Company's and NTL's bondholders, the consent of certain NTL bank lenders and other customary closing matters. Comcast Corporation ("Comcast"), through its indirect wholly owned subsidiary, Comcast U.K. Holdings, Inc. ("Holdings"), is the sole holder of the multiple-voting Class B Common Shares of the Company and has agreed to vote for the transaction, assuring its approval by the Company's shareholders. Upon consummation of the NTL Transaction, the Company would become a wholly owned subsidiary of NTL.

               COMCAST UK CABLE PARTNERS LIMITED AND SUBSIDIARIES

                          QUARTER ENDED JUNE 30, 1998
                                  (UNAUDITED)

     Except in the circumstances described below, the Company's shareholders will receive 0.3745 shares of NTL common stock for each of the Company's Class A Common Shares or Class B Common Shares. If the average closing price of the NTL common stock for a specified period of time prior to the Company's shareholders meeting to approve the NTL Transaction (the "Average Price") is less than $26.70, the Company will have the option to terminate the NTL Transaction, subject to the right of NTL to adjust the exchange ratio such that one share of the Company's Class A Common Shares or Class B Common Shares will be exchanged for a number of shares of NTL common stock equal to $10.00 (based on the Average Price).

     Pursuant to existing arrangements between the Company and Telewest Communications plc ("Telewest"), a co-owner of interests in Cable London PLC ("Cable London") and Birmingham Cable Corporation Limited ("Birmingham Cable"), Telewest has certain rights (the "Telewest Rights") to acquire either or both of the Company's interests in these systems (see Note 4) as a result of the NTL Transaction. However, as described in the following paragraphs, the consummation of the NTL Transaction is not dependent on the resolution of the Telewest Rights.

     If the Telewest Rights have been exercised prior to the closing of the NTL Transaction, the Company's shareholders may receive (at the option of NTL), in lieu of a portion of the consideration allocable to the interest subject to the exercised Telewest Rights, the per share proceeds from the sale of the interest to Telewest (as adjusted including for taxes), payable in cash or shares of NTL common stock valued at the greater of $30.00 per share or the Average Price at closing (the "Exercise Consideration").

     Similarly, if at closing either of the Telewest Rights have not been exercised and have not been waived or otherwise expired, the Company's shareholders may receive (at the option of NTL), shares of a new class of NTL preferred stock equal to a portion of the consideration allocable to the interest subject to the unexercised Telewest Rights. Any shares of NTL preferred stock would have the same voting and dividend rights as shares of NTL common stock, would be subject to redemption as described below, and would be expected to be listed for trading on Nasdaq. If following closing the Telewest Rights are exercised, the NTL preferred stock will be redeemed for the Exercise Consideration (based on the Average Price at the time of exercise). If the Telewest Rights are resolved without being exercised, the NTL preferred stock will be redeemed for NTL common stock on a one-for-one basis.

     Of the consideration to be received by the Company's shareholders in the NTL Transaction, the parties have allocated 31% to the Company's interest in Cable London and 17% to the Company's interest in Birmingham Cable. However, if either or both of the Telewest Rights are exercised, the actual consideration to be received by the Company's shareholders may be materially different from the portion of the consideration (the "allocable portion") which has been allocated by the parties to the Company's respective interests in Cable London and Birmingham Cable, depending on, among other things, the value of these interests, as finally determined, whether NTL exercises its option to deliver the Exercise Consideration in lieu of the allocable portion, and the amount of any taxes payable by the Company on the sale of these interests.

4.  INVESTMENTS IN AFFILIATES

     The Company has invested in two affiliates: Birmingham Cable and Cable London (together, the "Equity Investees"). The Equity Investees operate integrated cable communications, residential telephony and business telecommunications systems in their respective major metropolitan areas under exclusive cable television licenses and non-exclusive telecommunications licenses. As of June 30, 1998, the Company's ownership interest in the Equity Investees is as follows:

Birmingham Cable............................................  27.5%
Cable London................................................  50.0%

               COMCAST UK CABLE PARTNERS LIMITED AND SUBSIDIARIES

                          QUARTER ENDED JUNE 30, 1998
                                  (UNAUDITED)

     Included in investments in affiliates as of June 30, 1998 and December 31, 1997, are loans to Cable London of L28.5 million and accrued interest of L7.3 million and L6.0 million, respectively. The loans accrue interest at a rate of 2% above the published base lending rate of Barclays Bank plc (9.5% effective rate as of June 30, 1998) and are subordinate to Cable London's credit facility. Of these loans, L21.0 million as of June 30, 1998 and December 31, 1997, are convertible into ordinary shares of Cable London at a per share conversion price of L2.00. Also included in investments in affiliates as of June 30, 1998 and December 31, 1997, are loans to Birmingham Cable of L3.7 million and L1.9 million and accrued interest of L248,000 and L133,000, respectively. The Birmingham Cable loans accrue interest at a fixed rate of 7.8% and are subordinate to Birmingham Cable's credit facility.

     Although the Company is not contractually committed to make any additional capital contributions or advances to the Equity Investees, it currently intends to fund its share of the amounts necessary for capital expenditures and to finance operating deficits. Failure to do so could dilute the Company's ownership interests in the Equity Investees.

     Summarized financial information for affiliates accounted for under the equity method is as follows:

                                                    BIRMINGHAM     CABLE
                                                      CABLE        LONDON     COMBINED
                                                    ----------    --------    --------
                                                       L000         L000        L000
SIX MONTHS ENDED JUNE 30, 1998
Results of operations
  Service income..................................   L 37,975     L 32,178    L 70,153
  Operating, selling, general and administrative
     expenses.....................................    (29,276)     (25,207)    (54,483)
  Depreciation and amortization...................    (13,742)     (10,976)    (24,718)
  Operating loss..................................     (5,043)      (4,005)     (9,048)
  Net loss........................................    (19,078)     (11,530)    (30,608)
  Company's equity in net loss....................     (5,324)      (5,861)    (11,185)
THREE MONTHS ENDED JUNE 30, 1998
Results of operations
  Service income..................................     19,196       16,243      35,439
  Operating, selling, general and administrative
     expenses.....................................    (14,694)     (12,544)    (27,238)
  Depreciation and amortization...................     (7,256)      (5,520)    (12,776)
  Operating loss..................................     (2,754)      (1,821)     (4,575)
  Net loss........................................     (6,733)      (5,660)    (12,393)
  Company's equity in net loss....................     (1,892)      (2,878)     (4,770)
AT JUNE 30, 1998
Financial position
  Current assets..................................     11,295       11,298      22,593
  Noncurrent assets...............................    246,011      188,914     434,925
  Current liabilities.............................     21,749       22,032      43,781
  Noncurrent liabilities..........................    182,306      189,958     372,264

               COMCAST UK CABLE PARTNERS LIMITED AND SUBSIDIARIES

                          QUARTER ENDED JUNE 30, 1998
                                  (UNAUDITED)

                                                    BIRMINGHAM     CABLE
                                                      CABLE        LONDON     COMBINED
                                                    ----------    --------    --------
                                                       L000         L000        L000
SIX MONTHS ENDED JUNE 30, 1997
Results of operations
  Service income..................................   L 31,800     L 24,693    L 56,493
  Operating, selling, general and administrative
     expenses.....................................    (27,645)     (22,294)    (49,939)
  Depreciation and amortization...................    (13,035)      (8,890)    (21,925)
  Operating loss..................................     (8,880)      (6,491)    (15,371)
  Net loss........................................    (15,364)     (11,879)    (27,243)
  Company's equity in net loss....................     (4,295)      (6,019)    (10,314)
THREE MONTHS ENDED JUNE 30, 1997
Results of operations
  Service income..................................     16,406       13,022      29,428
  Operating, selling, general and administrative
     expenses.....................................    (14,191)     (11,258)    (25,449)
  Depreciation and amortization...................     (6,742)      (4,632)    (11,374)
  Operating loss..................................     (4,527)      (2,868)     (7,395)
  Net loss........................................     (8,009)      (5,770)    (13,779)
  Company's equity in net loss....................     (2,237)      (2,925)     (5,162)

5.  LONG-TERM DEBT

  UK Holdings Credit Facility

     In December 1997, Comcast UK Holdings Limited ("UK Holdings"), a wholly owned subsidiary of the Company, entered into a loan agreement (the "UK Holdings Agreement") with a consortium of banks to provide financing under a credit facility (the "UK Holdings Credit Facility") up to a maximum of L200.0 million. Under the terms of the UK Holdings Agreement, borrowings under the UK Holdings Credit Facility are guaranteed by Cambridge Holding Company Limited ("Cambridge Cable") and two companies holding the franchises for Darlington and Teesside, England ("Teesside"). Cambridge Cable and Teesside are wholly owned subsidiaries of the Company.

     In January 1998, UK Holdings borrowed L75.0 million under the UK Holdings Credit Facility. Of this initial borrowing, L50.4 million was paid to the Company as a dividend and L17.8 million was used to fund capital expenditures and working capital requirements at Cambridge Cable and Teesside. Final maturity of the UK Holdings Credit Facility is January 31, 2001. The UK Holdings Credit Facility bears interest at a rate per annum equal to the London Interbank Offered Rate ("LIBOR") plus 1/2% to 2 1/4%. As of June 30, 1998 the Company's effective weighted average interest rate on the UK Holdings Credit Facility was 9.48%.

     The consummation of the NTL Transaction will result in a change in control, as defined in the UK Holdings Credit Facility. Upon a change in control, all amounts outstanding under the UK Holdings Credit Facility will become immediately due and payable.

6.  RELATED PARTY TRANSACTIONS

     Comcast U.K. Consulting, Inc., a wholly owned subsidiary of the Company, earns consulting fee income under consulting agreements with the Equity Investees. The consulting fee income is generally based on a percentage of gross revenues or a fixed amount per dwelling unit in the Equity Investees' franchise areas.

               COMCAST UK CABLE PARTNERS LIMITED AND SUBSIDIARIES

      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONCLUDED)
                          QUARTER ENDED JUNE 30, 1998
                                  (UNAUDITED)

     The Company's right to receive consulting fee payments from the Equity Investees has been subordinated to the banks under their credit facilities. Accordingly, these fees have been classified as long-term receivables and are included in investments in affiliates in the Company's condensed consolidated balance sheet. In addition, the Company's shares in Cable London have been pledged to secure amounts outstanding under Cable London's revolving credit facility.

     Management fee expense is incurred under agreements between the Company on the one hand, and Comcast, the Company's controlling shareholder, and Comcast UK Cable Partners Consulting, Inc. ("Comcast Consulting"), an indirect wholly owned subsidiary of Comcast, on the other, whereby Comcast and Comcast Consulting provide consulting services to the Equity Investees on behalf of the Company and management services to the Company. Such management fees are based on Comcast's and Comcast Consulting's cost of providing such services. As of June 30, 1998 and December 31, 1997, due to affiliates consists primarily of this management fee and operating expenses paid by Comcast and its affiliates on behalf of the Company.

     For the six and three months ended June 30, 1998 and 1997, investment income includes L1.4 million, L1.1 million, L733,000 and L620,000 of interest income, respectively, relating to the loans to the Equity Investees.

     Long-term debt due to shareholder consists of 9% Subordinated Notes payable to Holdings which are due in September 1999. For the six and three months ended June 30, 1998 and 1997, the Company recorded L503,000, L461,000, L258,000 and
L237,000, respectively, of interest expense relating to such notes.

     In management's opinion, the foregoing transactions were entered into on terms no more or less favorable than those with non-affiliated parties.

7.  CONTINGENCIES

     The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position, results of operations or liquidity of the Company.

8.  STATEMENT OF CASH FLOWS -- SUPPLEMENTAL INFORMATION

     The Company made cash payments for interest of L3.8 million, L270,000, L2.2 million and L135,000 during the six and three months ended June 30, 1998 and 1997, respectively.

     The Company's wholly owned subsidiaries incurred capital lease obligations of L1.7 million, L607,000, L426,000 and L607,000 during the six and three months ended June 30, 1998 and 1997, respectively.

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Birmingham Cable Corporation Limited

     We have audited the accompanying consolidated balance sheet of Birmingham Cable Corporation Limited (a company incorporated in the United Kingdom) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and of cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Birmingham Cable Corporation Limited and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE

Birmingham, England
February 27, 1998 (March 16, 1998 as to Note 3)

             BIRMINGHAM CABLE CORPORATION LIMITED AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                         (IN L000'S, EXCEPT SHARE DATA)

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1997        1996
                                                              --------    --------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents.................................  L  2,254    L  7,689
  Restricted cash...........................................                53,000
  Accounts receivable, less allowance for doubtful accounts
     of L4,834 and L2,360...................................     6,326       4,809
  Interest receivable.......................................                 2,016
  Other current assets......................................     2,844       3,017
                                                              --------    --------
     Total current assets...................................    11,424      70,531
                                                              --------    --------
RESTRICTED CASH.............................................                22,000
                                                              --------    --------
PROPERTY AND EQUIPMENT......................................   310,111     269,665
  Accumulated depreciation..................................   (74,214)    (49,961)
                                                              --------    --------
  Property and equipment, net...............................   235,897     219,704
                                                              --------    --------
DEFERRED CHARGES............................................    18,112      16,890
  Accumulated amortization..................................    (5,398)     (3,479)
                                                              --------    --------
  Deferred charges, net.....................................    12,714      13,411
                                                              --------    --------
                                                              L260,035    L325,646
                                                              ========    ========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable and accrued expenses.....................  L 18,997    L 24,381
  Accrued interest..........................................     1,611       7,398
  Current portion of capital lease obligations..............     1,685       1,849
                                                              --------    --------
     Total current liabilities..............................    22,293      33,628
                                                              --------    --------
LONG-TERM DEBT..............................................   140,000
                                                              --------    --------
CAPITAL LEASE OBLIGATIONS, less current portion.............    13,539      11,625
                                                              --------    --------
LONG-TERM DEBT, due to shareholders.........................     7,492
                                                              --------    --------
OTHER LIABILITIES...........................................     4,382       2,238
                                                              --------    --------
COMMITMENTS AND CONTINGENCIES
PREFERENCE SHARES...........................................               175,000
                                                              --------    --------
SHAREHOLDERS' EQUITY
  Ordinary shares, L1.00 par value -- authorized, 60,000,000
     shares; issued, 51,073,486.............................    51,073      51,073
  Additional capital........................................   112,399     112,399
  Accumulated deficit.......................................   (91,143)    (60,317)
                                                              --------    --------
     Total shareholders' equity.............................    72,329     103,155
                                                              --------    --------
                                                              L260,035    L325,646
                                                              ========    ========

                See notes to consolidated financial statements.

             BIRMINGHAM CABLE CORPORATION LIMITED AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS
                                  (IN L000'S)

                                                                  YEAR ENDED DECEMBER 31,
                                                              -------------------------------
                                                                1997        1996       1995
                                                              --------    --------   --------
SERVICE INCOME..............................................  L 67,166    L 52,472   L 39,004
                                                              --------    --------   --------
COSTS AND EXPENSES
  Operating.................................................    28,942      20,912     16,358
  Selling, general and administrative.......................    27,622      23,564     19,536
  Depreciation and amortization.............................    26,427      19,690     14,455
                                                              --------    --------   --------
                                                                82,991      64,166     50,349
                                                              --------    --------   --------
OPERATING LOSS..............................................   (15,825)    (11,694)   (11,345)
INTEREST EXPENSE............................................    17,500      17,202     13,993
INVESTMENT INCOME...........................................    (2,499)     (8,518)   (11,059)
                                                              --------    --------   --------
NET LOSS....................................................  L(30,826)   L(20,378)  L(14,279)
                                                              ========    ========   ========

                See notes to consolidated financial statements.

             BIRMINGHAM CABLE CORPORATION LIMITED AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (IN L000'S)

                                                                YEAR ENDED DECEMBER 31,
                                                           ----------------------------------
                                                             1997         1996        1995
                                                           ---------    --------    ---------
OPERATING ACTIVITIES
  Net loss...............................................  L (30,826)   L(20,378)   L (14,279)
  Adjustments to reconcile net loss to net cash (used in)
     provided by operating activities:
     Depreciation and amortization.......................     26,427      19,690       14,455
     Non-cash interest expense...........................        492
     Decrease (increase) in accounts receivable, interest
       receivable and other current assets...............        672       4,939       (7,438)
     (Decrease) increase in accounts payable and accrued
       expenses, accrued interest and other
       liabilities.......................................     (9,027)     10,559        6,469
                                                           ---------    --------    ---------
       Net cash (used in) provided by operating
          activities.....................................    (12,262)     14,810         (793)
                                                           ---------    --------    ---------
FINANCING ACTIVITIES
  Proceeds from borrowings...............................    140,000                  175,000
  Loans from shareholders................................      7,000
  Debt acquisition costs.................................                              (2,977)
  Redemption of preference shares........................   (175,000)
  Repayment of capital leases............................     (2,316)     (1,161)        (220)
                                                           ---------    --------    ---------
     Net cash (used in) provided by financing
       activities........................................    (30,316)     (1,161)     171,803
                                                           ---------    --------    ---------
INVESTING ACTIVITIES
  Restricted cash........................................     75,000      39,000     (114,000)
  Capital expenditures...................................    (36,635)    (56,492)     (47,999)
  Deferred charges.......................................     (1,222)       (991)        (601)
                                                           ---------    --------    ---------
       Net cash provided by (used in) investing
          activities.....................................     37,143     (18,483)    (162,600)
                                                           ---------    --------    ---------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS.........     (5,435)     (4,834)       8,410
CASH AND CASH EQUIVALENTS, beginning of year.............      7,689      12,523        4,113
                                                           ---------    --------    ---------
CASH AND CASH EQUIVALENTS, end of year...................  L   2,254    L  7,689    L  12,523
                                                           =========    ========    =========

                See notes to consolidated financial statements.

             BIRMINGHAM CABLE CORPORATION LIMITED AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                                  (IN L000'S)

                                                 ORDINARY    ADDITIONAL    ACCUMULATED
                                                  SHARES      CAPITAL        DEFICIT       TOTAL
                                                 --------    ----------    -----------    --------
BALANCE, JANUARY 1, 1995.......................  L51,073      L112,399      L(25,660)     L137,812
  Net loss.....................................                              (14,279)      (14,279)
                                                 -------      --------      --------      --------
BALANCE, DECEMBER 31, 1995.....................   51,073       112,399       (39,939)      123,533
  Net loss.....................................                              (20,378)      (20,378)
                                                 -------      --------      --------      --------
BALANCE, DECEMBER 31, 1996.....................   51,073       112,399       (60,317)      103,155
  Net loss.....................................                              (30,826)      (30,826)
                                                 -------      --------      --------      --------
BALANCE, DECEMBER 31, 1997.....................  L51,073      L112,399      L(91,143)     L 72,329
                                                 =======      ========      ========      ========

                See notes to consolidated financial statements.

             BIRMINGHAM CABLE CORPORATION LIMITED AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

1.  BUSINESS

     Birmingham Cable Corporation Limited, a company incorporated in the United Kingdom ("UK"), and subsidiaries (the "Company") is principally engaged in the development, construction, management and operation of cable telecommunications systems. The Company holds two franchises in Birmingham/Solihull and Wythall, England.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Accounting

     The Company maintains its books and records in accordance with accounting principles generally accepted in the UK. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles as practiced in the United States ("US") and are stated in UK pounds sterling ("UK Pound"). There were no significant differences between accounting principles followed for UK purposes and generally accepted accounting principles practiced in the US. The UK Pound exchange rate as of December 31, 1997 and 1996 was US $1.65 and US $1.71, respectively.

  Basis of Consolidation

     The consolidated financial statements include the accounts of the Company and all wholly owned subsidiaries. All significant intercompany accounts and transactions among the consolidated entities have been eliminated.

  Management's Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Fair Values

     The estimated fair value amounts presented in these notes to consolidated financial statements have been determined by the Company using available market information and appropriate methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Such fair value estimates are based on pertinent information available to management as of December 31, 1997 and 1996, and have not been comprehensively revalued for purposes of these consolidated financial statements since such dates.

  Cash, Cash Equivalents and Restricted Cash

     Cash, cash equivalents and restricted cash as of December 31, 1996 included cash held on deposit as part of a L175.0 million financing arrangement entered into by the Company in 1995. In July 1997 this arrangement was restructured and the restricted cash was used, together with proceeds from the Birmingham Facility, to redeem the preference shares (see Note 3).

             BIRMINGHAM CABLE CORPORATION LIMITED AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

  Prematurity Period

     The Company accounts for costs, expenses and revenues applicable to the construction and operation of its cable telecommunications systems under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 51, "Financial Reporting by Cable Television Companies."

     Under SFAS No. 51, during the period while the systems are partially under construction and partially in service (the "Prematurity Period"), costs of cable telecommunications plant, including materials, direct labor and construction overhead are capitalized. Subscriber-related costs and general and administrative costs are expensed as incurred. Costs incurred in anticipation of servicing a fully operating system that will not vary regardless of the number of subscribers are partially expensed and partially capitalized, based upon the percentage of average actual or estimated subscribers, whichever is greater, to the total number of subscribers expected at the end of the Prematurity Period (the "Fraction").

     During the Prematurity Period, depreciation and amortization of system assets is determined by multiplying the depreciation and amortization of the total capitalized system assets expected at the end of the Prematurity Period by the Fraction. At the end of the Prematurity Period, depreciation and amortization of system assets is based on the remaining undepreciated cost at that date.

     As of December 31, 1997, all of the Company's seven discrete build areas have completed their Prematurity Period.

  Property and Equipment

     Property and equipment, which consists principally of system assets, is shown at historical cost less accumulated depreciation. Improvements that extend asset lives are capitalized; other repairs and maintenance charges are expensed as incurred. The cost and related accumulated depreciation applicable to assets sold or retired are removed from the accounts and the gain or loss on disposition is recognized as a component of depreciation expense.

  System assets

     Prior to the Prematurity Period, no depreciation is provided on system assets. During the Prematurity Period, depreciation is provided in accordance with SFAS No. 51.

     Depreciation of system assets is provided by the straight-line method over estimated useful lives as follows:

Plant.......................................................  15-40 years
Network.....................................................     15 years
Subscriber equipment........................................   6-10 years
Switch......................................................     10 years
Computers...................................................      4 years

             BIRMINGHAM CABLE CORPORATION LIMITED AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

  Non-system assets

     Depreciation of non-system assets is provided by the straight-line method over estimated useful lives as follows:

Buildings...................................................       40 years
Leasehold buildings.........................................  term of lease
Fixtures, fittings and equipment............................        5 years
Computers...................................................        4 years
Vehicles....................................................        4 years

  Leased Assets

     Assets held under capital leases are treated as if they had been purchased outright and the corresponding liability is included in capital lease obligations. Capital lease payments include principal and interest, with the interest portion being expensed. Payments on operating leases are expensed on a straight-line basis over the lease term.

  Deferred Charges

     Deferred charges consist primarily of franchise acquisition and development costs directly attributable to obtaining, developing and maintaining the franchise licenses. Franchise acquisition and development costs have been allocated evenly between each build area and are amortized, by build area, on a straight-line basis, over the lives of the franchises of 15 to 23 years.

  Valuation of Long-Lived Assets

     The Company periodically evaluates the recoverability of its long-lived assets, including property and equipment and deferred charges, using objective methodologies. Such methodologies include evaluations based on the cash flows generated by the underlying assets or other determinants of fair value.

  Revenue Recognition

     Service income is recognized as service is provided. Credit risk is managed by disconnecting services to subscribers who are delinquent.

  Income Taxes

     The Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and expected benefits of utilizing net operating loss carryforwards. The impact on deferred taxes of changes in tax rates and laws, if any, applied to the years during which temporary differences are expected to be settled, are reflected in the financial statements in the period of enactment.

  Derivative Financial Instruments

     The Company uses interest rate exchange agreements ("Swaps"), to manage its exposure to fluctuations in interest rates. Swaps are matched with either fixed or variable rate debt and periodic cash payments are accrued on a settlement basis as an adjustment to interest expense.

     Those instruments that have been entered into by the Company to hedge exposure to interest rate risks are periodically examined by the Company to ensure that the instruments are matched with underlying

             BIRMINGHAM CABLE CORPORATION LIMITED AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

liabilities, reduce the Company's risks relating to interest rates and, through market value and sensitivity analysis, maintain a high correlation to the interest expense or underlying value of the hedged item.

     The Company does not hold or issue any derivative financial instruments for trading purposes and is not a party to any leveraged instruments (see Note 3). The credit risks associated with the Company's derivative financial instruments are controlled through the evaluation and monitoring of the creditworthiness of the counterparties. Although the Company may be exposed to losses in the event of nonperformance by the counterparties, the Company does not expect such losses, if any, to be significant.

  Reclassifications

     Certain reclassifications have been made to the prior years' consolidated financial statements to conform to those classifications used in 1997.

3.  LONG-TERM DEBT AND PREFERENCE SHARES

     In February 1995, a subsidiary of the Company issued 175,000 cumulative L1.00 redeemable five year term preference shares for a paid up value of L175.0 million. Also in February 1995, the Company entered into a L175.0 million five year revolving credit facility (the "Birmingham Facility") which provided for conversion into a five year term loan on March 31, 2000. In March 1997, the terms of the Birmingham Facility were amended to extend the maturity of the term loan to December 31, 2005 and to amend the required cash flow levels (as defined) and certain other terms. Interest rates on the Birmingham Facility are at the London Interbank Offered Rate ("LIBOR") plus 5/8% to 2 1/4%.

     In July 1997, the preference shareholder exercised its option to require the Company to purchase its shareholding. The Company funded the redemption of the preference shares with the proceeds from the Birmingham Facility and restricted cash and settled its five year L175.0 million interest rate exchange agreement with Barclays Bank PLC. The balance of the Birmingham Facility will be used, subject to certain restrictions, for capital expenditures and working capital requirements relating to the build-out of its systems. The preference shares had an effective dividend rate, including Advanced Corporation Tax ("ACT"), of 8.00%.

     The Birmingham Facility contains restrictive covenants which limit the Company's ability to enter into arrangements for the acquisition and sale of property and equipment, investments, mergers and the incurrence of additional debt. Certain of these covenants require that certain minimum build requirements, financial ratios and cash flow levels be maintained and contain restrictions on dividend payments. The Company's three principal shareholders' right to receive consulting fee payments from the Company has been subordinated to the banks under the Birmingham Facility. The payment of consulting fees is restricted until the Company meets certain financial ratio tests under the Birmingham Facility. The Company has pledged the shares of its material subsidiaries to secure the Birmingham Facility. Upon a change of control, all amounts due under the Birmingham Facility become immediately due and payable. On February 4, 1998, Comcast UK Cable Partners Limited ("Comcast UK"), one the Company's principal shareholders, entered into a definitive agreement to amalgamate (the "NTL Transaction") with a wholly owned subsidiary of NTL Incorporated. The consummation of the NTL Transaction will not result in a change of control as defined in the Birmingham Facility.

     The Company enters into Swaps as a normal part of its risk management efforts to limit its exposure to adverse fluctuations in interest rates. Using Swaps, the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed upon notional amount. In conjunction with the Birmingham Facility, a subsidiary of the Company and Barclays Bank PLC entered into a five year L175.0 million Swap, whereby the subsidiary receives fixed interest at a rate of 8.83%

             BIRMINGHAM CABLE CORPORATION LIMITED AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

and pays floating rate interest at the six month LIBOR. The L175.0 million Swap was settled in July 1997 along with the redemption of the preference shares (see above). In addition, a subsidiary of the Company entered into a second series of five year Swaps with three banks. Under the agreements, the subsidiary pays fixed rate interest at 9.20% and receives floating rate interest at six month LIBOR, based upon the outstanding notional amount of the Swaps. As of December 31, 1997 and 1996, the notional amount outstanding on the second series of Swaps was L149.0 million and L106.0 million, respectively, and increased to L160.0 million on January 2, 1998. The notional amounts of interest rate agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. While Swaps represent an integral part of the Company's interest rate risk management program, their incremental effect on interest expense for the years ended December 31, 1997, 1996 and 1995 was not significant. The estimated amount to settle the Company's Swaps was a liability of L7.5 million and a receivable of L168,000 as of December 31, 1997 and 1996, respectively.

     On March 16, 1998, the Company's shareholders loaned L7.0 million to the Company in the form of Junior Subordinated Debt, as defined in the Birmingham Facility. The proceeds from this borrowing were used to settle the Swaps described above. Additionally, on March 16, 1998 a subsidiary of the Company entered into a L160.0 million notional amount two year Swap with three banks. Under the terms of this Swap, the subsidiary pays fixed rate interest at 7.23% and receives floating rate interest at six month LIBOR, based upon the notional amount.

     Maturities of long-term debt outstanding as of December 31, 1997 for the four years after 1998 are as follows (L000's):

1999...............................................  L
2000...............................................    7,000
2001...............................................   14,000
2002...............................................   21,000

     The differences between the carrying amounts and estimated fair value of the Company's long-term debt was not significant as of December 31, 1997 and 1996. Interest rates that are currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value for debt issues for which quoted market prices are not available.

4.  LONG-TERM DEBT, DUE TO SHAREHOLDERS

     As of December 31, 1997, the Company had outstanding loans from shareholders of L7.0 million and accrued interest thereon of L492,000. The loans from shareholders bear interest at a fixed rate of 7.8% and are payable on demand. Under the terms of the Birmingham Facility, however, principal and interest on the loans from shareholders cannot be paid until the Birmingham Facility is repaid. Thus, the loans from shareholders and accrued interest thereon have been classified as long-term in the Company's consolidated balance sheet. The carrying value of the loans from shareholders approximates fair value as of December 31, 1997 and 1996.

5.  RELATED PARTY TRANSACTIONS

     The Company has consulting agreements with Comcast U.K. Consulting, Inc. ("Comcast Consulting") and Telewest Communications Group Ltd., subsidiaries of two of the Company's principal shareholders, Comcast UK and Telewest Communications plc ("Telewest"), respectively. The Company also has a consulting agreement with General Cable, the Company's other principal shareholder. The Company pays a fee to Telewest each year as a contribution to the operating expenses and capital expenditures of Telewest's Network Service Center, which provides telephony support to the Company. The Company has a telephony

             BIRMINGHAM CABLE CORPORATION LIMITED AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

interconnect agreement with Telewest, whereby certain telephony traffic is routed via Telewest. These interconnect costs are included in "other" below.

     A summary of related party charges included in the Company's consolidated financial statements is as follows (in L000's):

                                                             YEAR ENDED DECEMBER 31
                                                           --------------------------
                                                            1996      1995      1997
                                                           ------    ------    ------
Consulting fees..........................................  L1,511    L1,326    L1,070
Network Service Center fees..............................     711       814       680
Other....................................................   1,151       109         6
                                                           ------    ------    ------
                                                           L3,373    L2,249    L1,756
                                                           ======    ======    ======

     As of December 31, 1997 and 1996, accounts payable and accrued expenses include L1.4 million and L2.3 million, respectively, payable to the Company's three principal shareholders, principally for consulting fees and normal operating expenses paid by the shareholders and their affiliates on behalf of the Company. As of December 31, 1997 and 1996, other long-term liabilities includes L3.9 million and L1.3 million, respectively, of consulting fees payable to the Company's three principal shareholders as payment is restricted under the Birmingham Facility.

     In management's opinion, the foregoing transactions were entered into on terms no more or less favorable than those with non-affiliated third parties.

6. INCOME TAXES

     The Company has a deferred tax asset arising from the carryforward of net operating losses and the differences between the book and tax basis of property. However, a valuation allowance has been recorded to fully reserve the deferred tax asset as its realization is uncertain.

     Significant components of the Company's deferred income taxes are as follows (in L000's):

                                                                  DECEMBER 31
                                                              --------------------
                                                                1997        1996
                                                              --------    --------
Net operating loss carryforwards (carried forward
  indefinitely).............................................  L  3,253    L  3,218
Differences between book and tax basis of property..........     7,880       6,916
Less: Valuation allowance...................................   (11,133)    (10,134)
                                                              --------    --------
                                                              L           L
                                                              ========    ========

     In connection with the Birmingham Facility and the related preference share arrangement (see Note 3), the Company is obligated to pay ACT on all preference share dividends. Related ACT for 1997, 1996 and 1995 was L1.4 million, L2.8 million and L2.5 million, respectively, and has been classified as a component of interest expense in the Company's consolidated statement of operations. ACT may be carried forward indefinitely to offset potential future tax liabilities of the Company.

7.  STATEMENT OF CASH FLOWS -- SUPPLEMENTAL INFORMATION

     The Company made cash payments for interest and preferred stock dividends of approximately L43.0 million, L31.2 million and L11.3 million during the years ended December 31, 1997, 1996 and 1995, respectively.

             BIRMINGHAM CABLE CORPORATION LIMITED AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONCLUDED
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

     The Company incurred capital lease obligations of L4.1 million, L5.0 million and L4.6 million during the years ended December 31, 1997, 1996 and 1995, respectively.

8.  COMMITMENTS AND CONTINGENCIES

     Certain of the Company's facilities and equipment are held under operating or capital leases which expire through 2007.

     A summary of assets held under capital leases are as follows (in L000's):

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1997       1996
                                                              -------    -------
System, fixtures, fittings, equipment and vehicles..........  L18,991    L14,925
Less: Accumulated depreciation..............................   (5,779)    (3,556)
                                                              -------    -------
                                                              L13,212    L11,369
                                                              =======    =======

     Future minimum rental payments under lease commitments with an initial or remaining term of more than one year as of December 31, 1997 are as follows (in L000's):

                                                              CAPITAL     OPERATING
                                                               LEASES      LEASES
                                                              --------    ---------
1998........................................................  L  2,699     L   156
1999........................................................     2,801         156
2000........................................................     2,778         156
2001........................................................     2,300         157
2002........................................................     1,719         154
Thereafter..................................................     7,710       1,805
                                                              --------     -------
Total minimum rental commitments............................    20,007     L 2,584
                                                                           =======
Less: Amount representing interest..........................    (4,783)
                                                              --------
Present value of minimum rental commitments.................    15,224
Less: Current portion of capital lease obligations..........    (1,685)
                                                              --------
Long-term portion of capital lease obligations..............  L 13,539
                                                              ========

     Operating lease expense for the years ended December 31, 1997, 1996 and 1995 was L169,000, L428,000 and L947,000, respectively.

     Included within accounts payable and accrued expenses and other long-term liabilities as of December 31, 1997 and 1996 is L570,000 and L665,000, respectively, which represents the obligation incurred by the Company in connection with the termination of a contractual obligation under an agreement with the local authority to service and maintain the Company's satellite master antenna television installations in the franchise area. This liability is noninterest bearing and will be discharged by the payment of L95,000 annually through 2003. The effect of discounting the liability is not significant to the Company's financial position or results of operations.

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Cable London PLC

     We have audited the accompanying consolidated balance sheet of Cable London PLC (a company incorporated in the United Kingdom) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' (deficiency) equity and of cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cable London PLC and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE

London, England
February 27, 1998

                       CABLE LONDON PLC AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                         (IN L000'S, EXCEPT SHARE DATA)

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                1997         1996
                                                              ---------    --------
ASSETS
CURRENT ASSETS
  Cash......................................................  L   2,718    L  3,213
  Accounts receivable, less allowance for doubtful accounts
     of L1,762 and L1,465...................................      4,792       3,670
  Other current assets......................................      2,830       3,334
                                                              ---------    --------
          Total current assets..............................     10,340      10,217
                                                              ---------    --------
PROPERTY AND EQUIPMENT......................................    235,786     192,630
  Accumulated depreciation..................................    (55,292)    (36,480)
                                                              ---------    --------
  Property and equipment, net...............................    180,494     156,150
                                                              ---------    --------
DEFERRED CHARGES............................................      8,073       6,986
  Accumulated amortization..................................     (3,214)     (3,230)
                                                              ---------    --------
  Deferred charges, net.....................................      4,859       3,756
                                                              ---------    --------
                                                              L 195,693    L170,123
                                                              =========    ========
LIABILITIES AND SHAREHOLDERS' (DEFICIENCY) EQUITY
CURRENT LIABILITIES
  Accounts payable and accrued expenses.....................  L  19,972    L 21,705
  Other current liabilities.................................      2,172       3,117
  Current portion of long-term debt and capital lease
     obligations............................................        758      60,361
                                                              ---------    --------
          Total current liabilities.........................     22,902      85,183
                                                              ---------    --------
LONG-TERM DEBT, less current portion........................     89,727         718
                                                              ---------    --------
CAPITAL LEASE OBLIGATIONS, less current portion.............     11,751       7,869
                                                              ---------    --------
CONVERTIBLE DEBT AND LOANS FROM SHAREHOLDERS................     69,017      52,244
                                                              ---------    --------
OTHER LIABILITIES...........................................      2,543
                                                              ---------    --------
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' (DEFICIENCY) EQUITY
  Ordinary shares, L.10 par value--authorized, 100,000,000
     shares; issued, 55,572,916 and 55,125,690..............      5,557       5,513
  Additional capital........................................     97,254      96,486
  Accumulated deficit.......................................   (103,058)    (77,890)
                                                              ---------    --------
     Total shareholders' (deficiency) equity................       (247)     24,109
                                                              ---------    --------
                                                              L 195,693    L170,123
                                                              =========    ========

                See notes to consolidated financial statements.

                       CABLE LONDON PLC AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS
                                  (IN L000'S)

                                                                 YEAR ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1997        1996        1995
                                                             --------    --------    --------
SERVICE INCOME.............................................  L 52,816    L 40,091    L 30,277
                                                             --------    --------    --------
COSTS AND EXPENSES
  Operating................................................    22,084      17,978      14,622
  Selling, general and administrative......................    23,703      21,157      18,616
  Depreciation and amortization............................    19,740      14,862      10,847
                                                             --------    --------    --------
                                                               65,527      53,997      44,085
                                                             --------    --------    --------
OPERATING LOSS.............................................   (12,711)    (13,906)    (13,808)
INTEREST EXPENSE...........................................    12,692       7,556       4,133
INVESTMENT INCOME..........................................      (235)       (221)       (266)
                                                             --------    --------    --------
NET LOSS...................................................  L(25,168)   L(21,241)   L(17,675)
                                                             ========    ========    ========

                See notes to consolidated financial statements.

                       CABLE LONDON PLC AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (IN L000'S)

                                                                 YEAR ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1997        1996        1995
                                                             --------    --------    --------
OPERATING ACTIVITIES
  Net loss.................................................  L(25,168)   L(21,241)   L(17,675)
  Adjustments to reconcile net loss to net cash (used in)
     provided by operating activities:
     Depreciation and amortization.........................    19,740      14,862      10,847
     Non-cash interest expense.............................     4,773       3,355       3,311
     Increase in accounts receivable and other current
       assets..............................................      (618)     (2,428)       (214)
     (Decrease) increase in accounts payable and accrued
       expenses, other current liabilities and other
       liabilities.........................................      (135)      7,508       3,992
                                                             --------    --------    --------
       Net cash (used in) provided by operating
          activities.......................................    (1,408)      2,056         261
                                                             --------    --------    --------
FINANCING ACTIVITIES
  Proceeds from borrowings.................................    94,029      40,000      38,000
  Debt acquisition costs...................................    (1,704)                   (493)
  Loans from shareholders..................................    12,000       3,000
  Repayments of debt.......................................   (65,031)        (33)        (30)
  Repayment of capital leases..............................      (537)        (21)
  Issuances of shares......................................       812
                                                             --------    --------    --------
       Net cash provided by financing activities...........    39,569      42,946      37,477
                                                             --------    --------    --------
INVESTING ACTIVITIES
  Capital expenditures.....................................   (38,656)    (46,082)    (36,780)
  Deferred charges and other...............................                              (834)
                                                             --------    --------    --------
       Net cash used in investing activities...............   (38,656)    (46,082)    (37,614)
                                                             --------    --------    --------
(DECREASE) INCREASE IN CASH................................      (495)     (1,080)        124
CASH, beginning of year....................................     3,213       4,293       4,169
                                                             --------    --------    --------
CASH, end of year..........................................  L  2,718    L  3,213    L  4,293
                                                             ========    ========    ========

                See notes to consolidated financial statements.

                       CABLE LONDON PLC AND SUBSIDIARIES

          CONSOLIDATED STATEMENT OF SHAREHOLDERS' (DEFICIENCY) EQUITY
                                  (IN L000'S)

                                                  ORDINARY    ADDITIONAL    ACCUMULATED
                                                   SHARES      CAPITAL        DEFICIT       TOTAL
                                                  --------    ----------    -----------    --------
BALANCE, JANUARY 1, 1995........................   L5,513      L96,486       L (38,974)    L 63,025
  Net loss......................................                               (17,675)     (17,675)
                                                   ------      -------       ---------     --------
BALANCE, DECEMBER 31, 1995......................    5,513       96,486         (56,649)      45,350
  Net loss......................................                               (21,241)     (21,241)
                                                   ------      -------       ---------     --------
BALANCE, DECEMBER 31, 1996......................    5,513       96,486         (77,890)      24,109
  Shares issued.................................       44          768                          812
  Net loss......................................                               (25,168)     (25,168)
                                                   ------      -------       ---------     --------
BALANCE, DECEMBER 31, 1997......................   L5,557      L97,254       L(103,058)    L   (247)
                                                   ======      =======       =========     ========

                See notes to consolidated financial statements.

                       CABLE LONDON PLC AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

1.  BUSINESS

     Cable London PLC, a company incorporated in the United Kingdom ("UK"), and subsidiaries (the "Company") is principally engaged in the development, construction, management and operation of cable telecommunications systems. The Company holds four franchises covering Camden, Haringey, Hackney/ Islington and Enfield, England.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Accounting

     The Company maintains its books and records in accordance with accounting principles generally accepted in the UK. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles as practiced in the United States ("US") and are stated in UK pounds sterling ("UK Pound"). There were no significant differences between accounting principles followed for UK purposes and generally accepted accounting principles practiced in the US. The UK Pound exchange rate as of December 31, 1997 and 1996 was US $1.65 and US $1.71, respectively.

  Basis of Consolidation

     The consolidated financial statements include the accounts of the Company and all wholly owned subsidiaries. All significant intercompany accounts and transactions among the consolidated entities have been eliminated.

  Management's Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Fair Values

     The estimated fair value amounts presented in these notes to consolidated financial statements have been determined by the Company using available market information and appropriate methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Such fair value estimates are based on pertinent information available to management as of December 31, 1997 and 1996, and have not been comprehensively revalued for purposes of these consolidated financial statements since such dates.

  Prematurity Period

     The Company accounts for costs, expenses and revenues applicable to the construction and operation of its cable telecommunications systems under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 51, "Financial Reporting by Cable Television Companies."

     Under SFAS No. 51, during the period while the systems are partially under construction and partially in service (the "Prematurity Period"), costs of cable telecommunications plant, including materials, direct labor and construction overhead are capitalized. Subscriber-related costs and general and administrative costs are

                       CABLE LONDON PLC AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

expensed as incurred. Costs incurred in anticipation of servicing a fully operating system that will not vary regardless of the number of subscribers are partially expensed and partially capitalized, based on the percentage of average actual or estimated subscribers, whichever is greater, to the total number of subscribers expected at the end of the Prematurity Period (the "Fraction").

     During the Prematurity Period, depreciation and amortization of system assets is determined by multiplying the depreciation and amortization of the total capitalized system assets expected at the end of the Prematurity Period by the Fraction. At the end of the Prematurity Period, depreciation and amortization of system assets is based on the remaining undepreciated cost at that date.

     As of December 31, 1997, three of the Company's four franchise areas have completed their Prematurity Period. The remaining Prematurity Period is expected to terminate in 1998.

  Property and Equipment

     Property and equipment, which consists principally of system assets, is shown at historical cost less accumulated depreciation. Improvements that extend asset lives are capitalized; other repairs and maintenance charges are expensed as incurred. The cost and related accumulated depreciation applicable to assets sold or retired are removed from the accounts and the gain or loss on disposition is recognized as a component of depreciation expense.

  System assets
--------------

     Prior to the Prematurity Period, no depreciation is provided on system assets. During the Prematurity Period, depreciation is provided in accordance with SFAS No. 51.

     Depreciation of system assets is provided by the straight-line method over estimated useful lives as follows:

Plant.......................................................   40 years
Network.....................................................   15 years
Subscriber equipment........................................  6-8 years
Switch......................................................   10 years
Computers...................................................    4 years

  Non-system assets
-------------------

     Depreciation of non-system assets is provided by the straight-line method over estimated useful lives as follows:

Leased buildings............................................  40 years
Fixtures, fittings and equipment............................   5 years
Computers...................................................   4 years
Vehicles....................................................   3 years

  Leased Assets

     Assets held under capital leases are treated as if they had been purchased outright and the corresponding liability is included in capital lease obligations. Capital lease payments include principal and interest, with the interest portion being expensed. Payments on operating leases are expensed on a straight-line basis over the lease term.

                       CABLE LONDON PLC AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

  Deferred Charges

     Deferred charges consist primarily of franchise acquisition and development costs directly attributable to obtaining, developing and maintaining the franchise licenses and debt acquisition costs incurred by the Company in entering into the London Revolver (see Note 3). Franchise acquisition and development costs are being amortized on a straight-line basis over periods from two to fifteen years. Debt acquisition costs are being amortized on a straight-line basis over the term of the London Revolver of nine years.

  Valuation of Long-Lived Assets

     The Company periodically evaluates the recoverability of its long-lived assets, including property and equipment and deferred charges, using objective methodologies. Such methodologies include evaluations based on the cash flows generated by the underlying assets or other determinants of fair value.

  Revenue Recognition

     Service income is recognized as service is provided. Credit risk is managed by disconnecting services to subscribers who are delinquent.

  Income Taxes

     The Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and expected benefits of utilizing net operating loss carryforwards. The impact on deferred taxes of changes in tax rates and laws, if any, applied to the years during which temporary differences are expected to be settled, are reflected in the financial statements in the period of enactment.

  Derivative Financial Instruments

     The Company uses derivative financial instruments, including interest rate exchange agreements ("Swaps") and interest rate collar agreements ("Collars"), to manage its exposure to fluctuations in interest rates.

     Swaps and Collars are matched with either fixed or variable rate debt and periodic cash payments are accrued on a settlement basis as an adjustment to interest expense.

     Those instruments that have been entered into by the Company to hedge exposure to interest rate risks are periodically examined by the Company to ensure that the instruments are matched with underlying liabilities, reduce the Company's risks relating to interest rates and, through market value and sensitivity analysis, maintain a high correlation to the interest expense or underlying value of the hedged item.

     The Company does not hold or issue any derivative financial instruments for trading purposes and is not a party to leveraged instruments (see Note 3). The credit risks associated with the Company's derivative financial instruments are controlled through the evaluation and monitoring of the creditworthiness of the counterparties. Although the Company may be exposed to losses in the event of nonperformance by the counterparties, the Company does not expect such losses, if any, to be significant.

  Reclassifications

     Certain reclassifications have been made to the prior years' consolidated financial statements to conform to those classifications used in 1997.

                       CABLE LONDON PLC AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

3.  LONG-TERM DEBT

     In June 1995, the Company entered into a L60.0 million revolving credit facility (the "London Facility") with various banks. The London Facility had a two year term and an interest rate at the London Interbank Offered Rate ("LIBOR") plus 2 1/2%. In April 1997, the amount available under the London Facility was increased to L65.0 million.

     In May 1997, the Company entered into a L170.0 million revolving credit facility (the "London Revolver") with various banks, which converts into a five year term loan on June 30, 2001. Interest rates on the London Revolver are at LIBOR plus 1/2% to 2 3/8%. In May 1997, the Company repaid all amounts outstanding under the London Facility with proceeds from borrowings under the London Revolver. The balance of the London Revolver will be used, subject to certain restrictions, for capital expenditures and working capital requirements relating to the build-out of its systems.

     The London Revolver contains restrictive covenants which limit the Company's ability to enter into arrangements for the acquisition and sale of property and equipment, investments, mergers and the incurrence of additional debt. Certain of these covenants require that certain financial ratios and cash flow levels be maintained and contain certain restrictions on dividend payments. The Company's two principal shareholders' rights to receive consulting fee payments from the Company has been subordinated to the banks under the London Revolver. The payment of consulting fees is restricted until the Company meets certain financial ratio tests under the London Revolver. In addition, the Company's two principal shareholders' shares in the Company have been pledged to secure the London Revolver. Upon a change of control, all amounts due under the London Revolver become immediately due and payable. On February 4, 1998, Comcast UK Cable Partners Limited ("Comcast UK"), one the Company's principal shareholders, entered into a definitive agreement to amalgamate (the "NTL Transaction") with a wholly owned subsidiary of NTL Incorporated. The consummation of the NTL Transaction will not result in a change of control as defined in the London Revolver.

     The Company enters into Swaps and Collars as a normal part of its risk management efforts to limit its exposure to adverse fluctuations in interest rates. Using Swaps, the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed upon notional amount. Collars limit the Company's exposure to and benefits from interest rate fluctuations on variable rate debt to within a certain range of interest rates. In June 1997, the Company entered into a series of four year interest Swaps with three banks. Under the agreements, the Company pays fixed rate interest at 7.34% and receives floating rate interest at three month LIBOR, based upon the outstanding notional amount of the Swaps. As of December 31, 1997, the notional amount outstanding on the Swaps was L44.5 million and increased to L49.5 million on January 7, 1998. Also in June 1997, the Company entered into a Collar which limits the interest rate on the notional amount to between 6% and 9%. As of December 31, 1997, the notional amount outstanding on the Collar was L22.3 million and increased to L24.8 million on January 7, 1998. The notional amounts of interest rate agreements and interest rate collar agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. While Swaps and Collars represent an integral part of the Company's interest rate risk management program, their incremental effect on interest expense for the year ended December 31, 1997 was not significant. The estimated amount to settle the Company's Swaps and Collar was L1.5 million as of December 31, 1997.

     Also included in long-term debt is a mortgage note payable with an outstanding balance of L753,000 and L755,000 as of December 31, 1997 and 1996, respectively, payable in monthly installments through 2002 which is secured by property of the Company. The mortgage note bears interest at a fixed rate of 9.79%.

                       CABLE LONDON PLC AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

     Maturities of long-term debt outstanding as of December 31, 1997 for the four years after 1998 are as follows (L000's):

1999................................................  L
2000................................................
2001................................................   2,225
2002................................................   8,900

     The differences between the carrying amounts and estimated fair value of the Company's long-term debt was not significant as of December 31, 1997 and 1996. Interest rates that are currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value for debt issues for which quoted market prices are not available.

4.  CONVERTIBLE DEBT AND LOANS FROM SHAREHOLDERS

     As of December 31, 1997 and 1996, the Company had outstanding convertible debt due to shareholders of L42.0 million and outstanding loans from shareholders of L15.0 million and L3.0 million, respectively. The convertible debt and loans from shareholders bear interest at 2% above the base lending rate of Barclays Bank PLC (9.25% effective rate as of December 31, 1997) and are payable on demand. Accrued interest on the convertible debt and loans from shareholders is L12.0 million and L7.2 million as of December 31, 1997 and 1996, respectively. Under the terms of the London Revolver, principal and interest on the convertible debt and loans from shareholders cannot be paid until the London Revolver is repaid. Accordingly, the convertible debt, loans from shareholders and accrued interest thereon has been classified as long-term convertible debt and other in the Company's consolidated balance sheet. The convertible debt, along with accrued interest thereon, is convertible into the Company's ordinary shares at L2.00 per share. Interest expense on the convertible debt and loans from shareholders was L4.8 million, L3.3 million and L3.2 million during the years ended December 31, 1997, 1996 and 1995, respectively. The carrying value of the convertible debt and loans from shareholders approximates fair value as of December 31, 1997 and 1996.

5.  RELATED PARTY TRANSACTIONS

     The Company has consulting agreements with Comcast U.K. Consulting, Inc. ("Comcast Consulting") and Telewest Communications Group Ltd., subsidiaries of the Company's two principal shareholders, Comcast UK and Telewest Communications plc ("Telewest"), respectively. The Company pays a fee to Telewest each year as a contribution to the operating expenses and capital expenditures of Telewest's Network Service Center, which provides telephony support to the Company.

     A summary of related party charges included in the Company's consolidated financial statements is as follows (in L000's):

                                                             YEAR ENDED DECEMBER 31
                                                           --------------------------
                                                            1997      1996      1995
                                                           ------    ------    ------
Consulting fees..........................................  L1,077    L  790    L  962
Network Service Center fees..............................     521       639       503
Other....................................................     355       125        33
                                                           ------    ------    ------
                                                           L1,953    L1,554    L1,498
                                                           ======    ======    ======

     As of December 31, 1997 and 1996, accounts payable and accrued expenses include L176,000 million and L1.6 million, respectively, payable to the Company's two principal shareholders, principally for consulting fees and normal operating expenses paid by the shareholders and their affiliates on behalf of the Company. As of

                       CABLE LONDON PLC AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

December 31, 1997 other long-term liabilities includes L2.5 million of consulting fees and interest payable to the Company's two principal shareholders as payment is restricted under the London Revolver.

     In management's opinion, the foregoing transactions were entered into on terms no more or less favorable than those with non-affiliated third parties.

6.  INCOME TAXES

     The Company has a deferred tax asset arising from the carryforward of net operating losses and the differences between the book and tax basis of property. However, a valuation allowance has been recorded to fully reserve the deferred tax asset as its realization is uncertain.

     Significant components of the Company's deferred income taxes are as follows (in L000's):

                                                                  DECEMBER 31
                                                              --------------------
                                                                1997        1996
                                                              --------    --------
Net operating loss carryforwards (carried forward
  indefinitely).............................................  L 17,692    L 15,852
Differences between book and tax basis of property..........    10,426       7,329
Other.......................................................      (459)       (756)
Less: Valuation allowance...................................   (27,659)    (22,425)
                                                              --------    --------
                                                              L           L
                                                              ========    ========

7.  STATEMENT OF CASH FLOWS -- SUPPLEMENTAL INFORMATION

     The Company made cash payments for interest of approximately L7.4 million, L3.7 million and L691,000 during the years ended December 31, 1997, 1996 and 1995, respectively.

     The Company incurred capital lease obligations of L4.8 million, L1.5 million and L3.9 million during the years ended December 31, 1997, 1996 and 1995, respectively.

8.  COMMITMENTS AND CONTINGENCIES

     Certain of the Company's facilities and equipment are held under operating or capital leases which expire through 2007.

     A summary of assets held under capital leases are as follows (in L000's):

                                                                 DECEMBER 31
                                                              ------------------
                                                               1997       1996
                                                              -------    -------
System, fixtures, fittings, equipment and vehicles..........  L13,040    L 8,219
Less: Accumulated depreciation..............................   (2,836)    (1,523)
                                                              -------    -------
                                                              L10,204    L 6,696
                                                              =======    =======

                       CABLE LONDON PLC AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONCLUDED)
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

     Future minimum rental payments under lease commitments with an initial or remaining term of more than one year as of December 31, 1997 are as follows (in L000's):

                                                              CAPITAL    OPERATING
                                                              LEASES      LEASES
                                                              -------    ---------
1998........................................................  L 1,550     L  902
1999........................................................    2,036        496
2000........................................................    2,078        181
2001........................................................    2,313        148
2002........................................................    1,457        146
Thereafter..................................................    7,727        955
                                                              -------     ------
Total minimum rental commitments............................   17,161     L2,828
                                                                          ======
Less: Amount representing interest..........................   (4,678)
                                                              -------
Present value of minimum rental commitments.................   12,483
Less: Current portion of capital lease obligations..........     (732)
                                                              -------
Long-term portion of capital lease obligations..............  L11,751
                                                              =======

     Operating lease expense for the years ended December 31, 1997, 1996 and 1995 was L919,000, L1.2 million and L1.1 million, respectively.

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders of
ComTel UK Finance B.V.

     We have audited the accompanying combined balance sheet of ComTel UK Finance B.V. and its subsidiaries ("the Company") as of December 31, 1997 and the related combined statement of operations, shareholders' equity and cash flows for the year ended December 31, 1997. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United Kingdom which are similar to those in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Company as of December 31, 1997 and the combined results of its operations and its combined cash flows for the year ended December 31, 1997 in conformity with generally accepted accounting principles in the United States of America.

DELOITTE & TOUCHE
Chartered Accountants
Bracknell, England

June 5, 1998
(July 16, 1998 as to Note 10)

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of
ComTel UK Finance B.V.

     We have audited the combined balance sheet of ComTel UK Finance B.V. and its subsidiaries ("the Company") as of December 31, 1996 and the related combined statement of operations, shareholders' equity and cash flows for the year ended December 31, 1996. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audit. We did not audit the combined financial statements of Telecential Communications (UK) Limited and Telecential Communications (Canada) Limited, both 50% owned entities (collectively "Telecential"). Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Telecential, is based solely on the report of the other auditors.

     We conducted our audit in accordance with United Kingdom generally accepted auditing standards which do not differ in any material respect from auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, based on our audit and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Company as of December 31, 1996 and the combined results of its operations and its combined cash flows for the year ended December 31, 1996 in conformity with generally accepted accounting principles in the United States of America.

COOPERS & LYBRAND

Chartered Accountants
London, England
June 5, 1998, except as to Note 10, as to which the date is July 16, 1998

                             COMTEL UK FINANCE B.V.

                       COMBINED STATEMENTS OF OPERATIONS

                                                                  YEAR ENDED
                                                                 DECEMBER 31
                                                              ------------------
                                                               1996       1997
                                                                 L          L
                                                              -------    -------
                                                                (IN THOUSANDS)
REVENUE

Cable television............................................    5,680     27,192
Residential telephone.......................................    3,247     23,203
Business telecommunications.................................      214        893
                                                              -------    -------
                                                                9,141     51,288
                                                              -------    -------
OPERATING COSTS AND EXPENSES

Telephone...................................................    1,247      4,461
Programming.................................................    3,659     17,730
Selling, general and administrative.........................   11,501     33,911
Depreciation and amortisation...............................   11,211     32,604
                                                              -------    -------
                                                               27,618     88,706
                                                              -------    -------
OPERATING LOSS..............................................  (18,477)   (37,418)

Interest income.............................................    1,859      2,041
Interest expense............................................  (10,485)   (27,044)
Loss from equity investment.................................  (15,224)    (6,125)
Foreign exchange gain (note 7)..............................    7,456      6,549
                                                              -------    -------
LOSS BEFORE INCOME TAX EXPENSE..............................  (34,871)   (61,997)

Income tax expense (note 3).................................       --       (100)
                                                              -------    -------
NET LOSS....................................................  (34,871)   (62,097)
                                                              =======    =======

    The accompanying notes are an integral part of these combined financial statements.

                             COMTEL UK FINANCE B.V.

                            COMBINED BALANCE SHEETS

                                                                 DECEMBER 31
                                                              ------------------
                                                               1996       1997
                                                                 L          L
                                                              -------    -------
                                                                (IN THOUSANDS)
                                     ASSETS
Cash and cash equivalents...................................    9,977     10,119
Trade receivables (net of allowance for doubtful accounts of
  L883 and L4,263 at December 31, 1996 and 1997
  respectively).............................................    1,754      5,895
Other assets................................................    1,290     12,541
Advance to Telecential......................................   46,563         --
Property, plant and equipment, net (note 4).................   89,339    425,936
Equity investment in Telecential (note 5)...................   37,338         --
Intangible assets, net (note 6).............................  120,962    210,573
                                                              -------    -------
          Total assets......................................  307,223    665,064
                                                              =======    =======

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                 L          L
                                                              -------    -------
                                                                (IN THOUSANDS)
Accounts payable............................................    5,321     20,036
Other liabilities...........................................   13,445     49,532
Debt and capital lease obligations (note 7).................  182,757    487,749
Loan from Parent (note 7)...................................   51,129     69,141
Shareholders' equity (note 8)...............................   54,571     38,606
                                                              -------    -------
          Total liabilities and shareholders' equity........  307,223    665,064
                                                              =======    =======

    The accompanying notes are an integral part of these combined financial statements.

                             COMTEL UK FINANCE B.V.

                  COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                              FOR THE YEARS ENDED
                                                               DECEMBER 31, 1996
                                                                   AND 1997
                                                                       L
                                                              -------------------
                                                                (IN THOUSANDS)
BALANCE AT DECEMBER 31, 1995................................         (3,570)
Net loss....................................................        (34,871)
Capital contributions from shareholders.....................         93,012
                                                                    -------
BALANCE AT DECEMBER 31, 1996................................         54,571
Net loss....................................................        (62,097)
Capital contributions from shareholders.....................         46,132
                                                                    -------
BALANCE AT DECEMBER 31, 1997................................         38,606
                                                                    =======

    The accompanying notes are an integral part of these combined financial statements.

                             COMTEL UK FINANCE B.V.

                       COMBINED STATEMENTS OF CASH FLOWS

                                                              YEAR ENDED DECEMBER 31
                                                              ----------------------
                                                                1996          1997
                                                                 L             L
                                                              --------      --------
                                                                  (IN THOUSANDS)
Cash flows from operating activities:
Net loss....................................................   (34,871)      (62,097)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortisation.............................    11,211        32,604
  Loss from equity investment...............................    15,224         6,125
  Foreign exchange gain.....................................    (7,456)       (6,549)
  Provision for bad debt....................................       817           841
Change in operating assets and liabilities:
  Change in trade receivables...............................    (2,011)       (2,458)
  Change in other assets....................................     2,273            58
  Change in accounts payable................................    (2,609)        3,196
  Change in other liabilities...............................     3,252        23,166
Other.......................................................    (1,274)          613
                                                              --------      --------
Net cash used in operating activities.......................   (15,444)       (4,501)
                                                              --------      --------
Cash flows from investing activities:
  Cash invested in property, plant and equipment............   (51,456)     (118,033)
  Proceeds from disposition of assets.......................        --           869
  Acquisition of Telecential, net of cash received..........        --      (117,024)
  Acquisition of Coventry, net of cash received.............    (3,949)           --
  Advances to Telecential...................................   (40,411)      (15,893)
                                                              --------      --------
Net cash used in investing activities.......................   (95,816)     (250,081)
                                                              --------      --------
Cash flows from financing activities:
  Proceeds from issuance of debt............................    49,180       301,048
  Repayment of debt.........................................   (22,086)      (30,000)
  Repayment of advances.....................................        --       (62,456)
  Capital contributions from shareholders...................    93,012        46,132
                                                              --------      --------
Net cash provided by financing activities...................   120,106       254,724
                                                              --------      --------
Net increase in cash and cash equivalents...................     8,846           142
Cash and cash equivalents at beginning of year..............     1,131         9,977
                                                              --------      --------
Cash and cash equivalents at end of year....................     9,977        10,119
                                                              ========      ========

    The accompanying notes are an integral part of these combined financial statements.

                             COMTEL UK FINANCE B.V.

                   NOTES TO THE COMBINED FINANCIAL STATEMENTS

1.  THE COMPANY

     ComTel UK Finance B.V. ("the Company") is a holding company to be incorporated in The Netherlands to hold the United Kingdom cable assets of Vision Networks N.V. ("Vision Networks"). These assets comprise United Kingdom subsidiaries which have exclusive licenses to operate a cable television and telecommunications business through partnerships and subsidiaries focused on certain franchise areas located north and east of Birmingham and north and west of London, England.

     References to Shareholders in these financial statements are to the subscribers to the Company.

     All amounts herein are presented in thousands in pounds sterling ("L") unless otherwise noted.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Company's combined financial statements have been prepared in accordance with United States of America generally accepted accounting principles.

     The financial statements include the results of the companies acquired by Vision Networks in 1995 and 1996. These companies include Vision Networks UK Holding B.V., Vision Networks (UK) Holdings Limited, Vision Network (UK) I Limited, Vision Network (UK) II Limited, Vision Networks Canada Limited, Andover Cablevision Limited, Oxford Cable Limited, Stafford Communications Limited, Wessex Cable Limited, ComTel Coventry Limited, ComTel Cable Services Limited, Lichfield Cable Communications Limited, Tamworth Cable Communications Limited and Vision Networks Services UK Limited. In addition, the financial statements reflect the 50% ownership position in Telecential Communications (UK) Limited and Telecential Communications (Canada) Limited (collectively "Telecential") on the equity basis through May 27, 1997, being the date of acquisition of the remaining 50% interest, and 100% on a combined basis for the remainder of 1997.

     Principles of Combination -- The financial statements combine the accounts of the Company and those of all majority owned subsidiaries for the two year period ended December 31, 1997. The subsidiaries are under common ownership and common management. Investments in more than 20% owned affiliates are accounted for on the equity method. All significant intercompany accounts and transactions have been eliminated.

     Cable System Costs and Expenses -- The Company accounts for costs and expenses applicable to the construction and operation of its cable system under Statement of Financial Accounting Standards ("SFAS") No. 51, "Financial Reporting by Cable Television Companies". Costs and expenses incurred in each franchise during the set up period of the cable system have been capitalised in full. Certain expenses incurred during the prematurity period are apportioned between capital and revenue on the basis of the average number of subscribers as a fraction of the number of subscribers estimated at the end of the prematurity period. The prematurity period is deemed to run from when the first subscriber is connected to the system to the earlier of three years or when the number of cable television and telephony subscribers represents an appropriate percentage penetration of the number of homes passed.

     Revenue Recognition -- Revenue is recognised as services are delivered.

     Initial connection fees are recognized in full upon installation to the extent of direct selling costs incurred.

     Initial installation costs for subscribers are capitalised and written off over a period of 8 years. Subsequent connections are expensed as incurred.

     Income Tax Expense -- Deferred tax assets and liabilities are recognised for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. A

                             COMTEL UK FINANCE B.V.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) valuation allowance is raised against a deferred tax asset where it is more likely than not some portion of the deferred tax asset will not be realised.

     Franchise Costs -- Costs of successful franchise applications are capitalised as intangible assets and amortised over a period of 20 years. Costs of unsuccessful applications are expensed as incurred.

     Goodwill -- Goodwill arising on the acquisition of subsidiaries is amortised on a straight line basis over twenty years.

     Property, Plant and Equipment -- Property, plant and equipment is stated at cost. Depreciation on equipment other than cable infrastructure is computed on a straight line basis using estimated useful lives of five to ten years. Cable infrastructure is depreciated over twenty years. Leasehold improvements are depreciated on a straight line basis over the lease periods.

     Cash and Cash Equivalents -- Cash and cash equivalents include highly liquid investments with original maturity of three months or less that are readily convertible to cash.

     Foreign Currencies -- The primary economic environment in which the Company operates is the United Kingdom and hence its functional and reporting currency is the United Kingdom pound sterling. Transactions in foreign currencies are recorded using the rate of exchange in effect on the date of the transaction or at the forward rate if the transaction has been hedged. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange in effect on the balance sheet date and gains or losses on translation are included in the statement of operations.

     Leasing Commitments -- Assets held under finance lease contracts are capitalised in the balance sheet and are depreciated over their useful lives. The interest element of the rental obligation is charged to expense over the period of the lease and represents a constant proportion of the balance of capital repayments outstanding. Rentals paid under operating leases are charged to expense over the lease term.

     Pension Costs -- The Company operates a defined contribution pension plan for eligible employees and contributes up to specified limits to a third party plan of the employee's choice. Pension costs totalled L85 and L332 in the years ended December 31, 1996 and 1997, respectively.

     Use of Estimates -- The preparation of financial statements in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Concentration of Credit Risk and Market Risk -- The Company operates predominantly in one industry segment, the provision of cable television and telecommunications services in certain areas of England. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base. Ongoing credit evaluations of customers' financial condition are performed and generally, no collateral is required. The Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management's estimates. No single customer accounts for 10% or more of combined revenues.

     Fair Value of Financial Instruments -- Financial instruments are defined as cash or contracts relating to the receipt, delivery or exchange of financial instruments. Except as otherwise noted, fair value approximates the carrying value of such instruments.

                             COMTEL UK FINANCE B.V.

3.  INCOME TAX EXPENSE

     No provision for deferred taxation has been made due to operating losses incurred to date in the Company. The Company has net tax operating losses carried forward in the United Kingdom and The Netherlands of approximately L175 million at December 31, 1997.

     The operating losses have an unlimited carry forward period under United Kingdom tax law (subject to restrictions on a loss carried forward where there is a change in group ownership and a major change in the nature or conduct of the business), but are limited in their use to the type of business which generated the loss. The operating losses available in The Netherlands are also subject to an unlimited carry forward under The Netherlands tax law (again subject to restrictions where there is a change in group ownership).

     Differences between the tax benefit recognised in the financial statements and the expected tax benefit for the Company at the United Kingdom and The Netherlands statutory rate of 31.5% (1996: 33%) and 35%, respectively, are summarised as follows:

                                                               YEAR ENDED
                                                              DECEMBER 31
                                                           ------------------
                                                            1996       1997
                                                              L          L
                                                           -------    -------
                                                             (IN THOUSANDS)
Tax benefit of net losses at statutory rate..............  (11,716)   (20,532)
Non-deductible expenses..................................     (103)       755
Tax benefit of operating losses not recognised
  currently..............................................   11,819     19,877
                                                           -------    -------
Income tax expense.......................................       --        100
                                                           =======    =======
Deferred tax assets relating to:
Net losses...............................................   17,976     56,331
Valuation allowance......................................   (9,516)   (23,265)
                                                           -------    -------
                                                             8,460     33,066
Deferred tax liabilities relating to:
Property, plant and equipment............................   (8,460)   (33,066)
                                                           -------    -------
Deferred tax per balance sheet...........................       --         --
                                                           =======    =======

     The ultimate realisation of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, the level of historical taxable losses, and tax planning strategies in making its assessment as to the appropriateness of the reported valuation allowance.

     The tax charge for the year represents current taxation on those United Kingdom profits against which United Kingdom group relief cannot be offset.

                             COMTEL UK FINANCE B.V.

4.  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment is stated at cost and comprises:

                                                               DECEMBER 31
                                                            -----------------
                                                             1996      1997
                                                              L          L
                                                            ------    -------
                                                             (IN THOUSANDS)
Land and buildings and improvements.......................   4,835     13,982
Plant and equipment.......................................  86,554    453,373
Set-up and prematurity costs..............................   6,748     33,737
                                                            ------    -------
                                                            98,137    501,092
Less accumulated depreciation.............................  (8,798)   (75,156)
                                                            ------    -------
                                                            89,339    425,936
                                                            ======    =======

     The Company leases certain plant and equipment under arrangements accounted for as capital leases. The original cost of assets held under these arrangements was L2,558 and L17,510 at December 31, 1996 and 1997, respectively. Accumulated depreciation charged against these assets was L734 and L7,047 at December 31, 1996 and 1997, respectively.

     Depreciation expense totaled L4,780 and L23,425 in the years ended December 31, 1996 and 1997, respectively, of which L537 and L2,770, respectively, represented depreciation on assets held under capital lease arrangements.

5.  ACQUISITIONS

     In April 1996, the Company acquired 87.75% of ComTel Coventry Limited ("Coventry") for cash consideration of L3,973. The acquisition was accounted for using the purchase method of accounting. The excess of consideration over fair value of net assets acquired was L11,829, which is included in goodwill.

     The 50% interest in Telecential which was not owned was acquired on May 27, 1997 for cash consideration of L123,191. The acquisition was accounted for using the purchase method of accounting. The excess of fair value of net assets acquired at the date of acquisition was L90,553 which is included in goodwill. Accordingly, operating results of Telecential have been included in the combined statement of operations from the date of acquisition of the remaining 50% interest.

     The unaudited pro forma combined historical results of the Company, as if the acquisitions had occurred as of January 1, 1996 are as follows:

                                                               YEAR ENDED
                                                              DECEMBER 31
                                                           ------------------
                                                            1996       1997
                                                              L          L
                                                           -------    -------
                                                             (IN THOUSANDS)
Revenue..................................................   47,555     72,271
Operating cost and expenses..............................   89,368    119,036
                                                           -------    -------
Operating loss...........................................  (41,813)   (46,765)
Loss before income taxes.................................  (63,874)   (74,248)
Net loss.................................................  (63,971)   (74,348)

     The unaudited pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of each of the fiscal periods presented, nor are they necessarily indicative of future combined results.

                             COMTEL UK FINANCE B.V.

5.  ACQUISITIONS (CONTINUED)
     Following the May 27, 1997 acquisition of the 50% interest in Telecential the operations of both Telecential and the Company were combined. This involved rationalising operations throughout the Company to (i) consolidate customer operations and combine processes, practices and systems in order to provide "World Class" customer services; (ii) rebrand the Company under the ComTel brand name; and (iii) reduce staff and pay related severance costs. The initial accrued liability in respect of these costs comprised:

                                                                    L
                                                              (IN THOUSANDS)
                                                              --------------
Consolidation of customer operations........................      1,838
Rebranding as ComTel........................................        450
Severance costs.............................................        300
                                                                  -----
                                                                  2,588
                                                                  =====

     All of the above was contracted for in 1997 and has therefore been expensed within operating costs and expenses in the combined statement of operations. L2,316 of these costs had been incurred by December 31, 1997 and the remaining L272 was spent in the first quarter of 1998.

6.  INTANGIBLE ASSETS

     Intangible assets are stated at cost and comprise:

                                                              DECEMBER 31
                                                           ------------------
                                                            1996       1997
                                                              L          L
                                                           -------    -------
                                                             (IN THOUSANDS)
Goodwill.................................................  128,658    220,155
Franchise costs..........................................       --      7,293
                                                           -------    -------
                                                           128,658    227,448
Less accumulated amortisation............................   (7,696)   (16,875)
                                                           -------    -------
                                                           120,962    210,573
                                                           =======    =======

     Amortisation expense totaled L6,431 and L9,179 in the years ended December 31, 1996 and 1997, respectively.

7.  DEBT AND CAPITAL LEASE OBLIGATIONS

                                                              DECEMBER 31
                                                           ------------------
                                                            1996       1997
                                                              L          L
                                                           -------    -------
                                                             (IN THOUSANDS)
Note payable to bank.....................................  181,314    463,545
Other....................................................       --      2,516
Capital lease obligations................................    1,443     21,688
                                                           -------    -------
                                                           182,757    487,749
Loan from Parent.........................................   51,129     69,141
                                                           -------    -------
                                                           233,886    556,890
                                                           =======    =======

     The note payable to the bank bears interest at a rate of LIBOR (7.438% at December 31, 1997) plus 15 basis points. The loan is repayable in full in 1998. The loan is collateralised by a guarantee from the ultimate parent company Koninklijke PTT Nederland N.V. The loan from parent represents a Dutch guilder denominated loan from Vision Networks and bears interest at a rate of LIBOR as of December 31, 1997, and

                             COMTEL UK FINANCE B.V.

7. DEBT AND CAPITAL LEASE OBLIGATIONS -- (CONTINUED) has no fixed repayment term. Debt obligations consisting of repayments on loans, excluding capital lease obligations, are all due 1998.

     Future minimum lease payments on capital lease obligations are due in future years in the following amounts:

                                                          DECEMBER 31
                                                         --------------
                                                              1997
                                                               L
                                                         --------------
                                                         (IN THOUSANDS)
1998...................................................       4,073
1999...................................................       2,878
2000...................................................       2,288
2001...................................................       9,155
2002...................................................       1,454
Thereafter.............................................       1,840
                                                             ------
                                                             21,688
Imputed interest.......................................       3,247
                                                             ------
                                                             24,935
                                                             ======

     Cash paid for interest during 1996 and 1997 was L10,874 and L27,726, respectively.

8.  SHAREHOLDERS' EQUITY

                                                                  VISION
                                                      VISION    NETWORKS         VISION
                                                    NETWORKS        (UK)       NETWORKS
                                                  UK HOLDING    HOLDINGS    SERVICES UK
                                                        B.V.     LIMITED        LIMITED      TOTAL
                                                           L           L              L          L
                                                  ----------    --------    -----------    -------
                                                                   (IN THOUSANDS)
BALANCE AT JANUARY 1, 1996......................    (1,363)     (2,207)          --        (3,570)
Net loss........................................    (7,547)     (27,190)       (134)       (34,871)
Capital contributions...........................    93,012           --          --         93,012
                                                   -------      -------        ----        -------
BALANCE AT DECEMBER 31, 1996....................    84,102      (29,397)       (134)        54,571
Net loss........................................   (13,079)     (48,888)       (130)       (62,097)
Capital contributions...........................    46,132           --          --         46,132
                                                   -------      -------        ----        -------
BALANCE AT DECEMBER 31, 1997....................   117,155      (78,285)       (264)        38,606
                                                   =======      =======        ====        =======

     Vision Networks UK Holding B.V. consolidates all of the ComTel group of companies, whilst Vision Networks (UK) Holdings Limited combines all of the Telecential group of companies. Vision Networks Services UK Limited is a Dutch holding company which provided management services to all of the companies in each of the two groups.

9.  COMMITMENTS AND CONTINGENCIES

  Operating Leases

     The Company leases business offices and uses certain equipment under lease agreements accounted for as operating leases. Rental expense under such arrangements amounted to L1,427 and L4,510 in the years ended December 31, 1996 and 1997 respectively.

                             COMTEL UK FINANCE B.V.

9.  COMMITMENTS AND CONTINGENCIES (CONTINUED)
     Future minimum lease payments under non cancellable operating leases as of December 31, 1997 are summarised as follows:

                                                          DECEMBER 31
                                                         --------------
                                                              1997
                                                               L
                                                         --------------
                                                         (IN THOUSANDS)
1998...................................................      1,533
1999...................................................      2,686
2000...................................................         --
2001...................................................         --
2002...................................................         --
Thereafter.............................................      1,608
                                                             -----
                                                             5,827
                                                             =====

     It is expected that, in the normal course of business, expiring leases will be renewed or replaced by leases on other properties.

  Milestones

     The Company is obligated under the terms of its existing licences, and under the milestone requirements of Local Delivery Licences ("LDL's") to construct cable systems passing a predefined number of premises. Should the Company fail to achieve these milestones, without licence modifications, the Director General could commence proceedings to require compliance. Similarly the Independent Television Commission ("ITC") may commence proceedings to require compliance with the build milestones in the LDL's.

     If the Company is unable to comply, its licence, in respect of which milestones have not been met, could be revoked and awarded to other cable operators, which could have a material adverse effect on the Company.

     As of December 31, 1997 the Company was in compliance with its milestone obligations.

10.  SUBSEQUENT EVENTS

     On June 11, 1998 the Company was incorporated in The Netherlands as contemplated in note 1.

     On June 16, 1998 NTL Group Limited ("NTL"), a subsidiary of NTL Incorporated, acquired the entire issued share capital of the UK subsidiaries which form part of the Company's combined group as presented in these financial statements (the "ComTel Shares"). These UK subsidiaries comprised Andover Cablevision Limited, Oxford Cable Limited, Stafford Communications Limited, Wessex Cable Limited, ComTel Coventry Limited, ComTel Cable Services Limited, Lichfield Cable Communications Limited, Tamworth Cable Communications Limited and Vision Networks Services UK Limited.

     On the same date an undertaking was entered into by NTL to acquire the entire issued share capital of ComTel Limited, Heartland Cablevision (UK) Limited and Heartland Cablevision II (UK) Limited, together with all interests in the Telecommunications Partnership and LP5 and LP6 (the "Telecential Assets"). The Telecential Assets form part of the Company's combined group as presented in these financial statements. The completion of the acquisition of the Telecential Assets is subject to compliance with certain obligations on all parties to the sale before March 15, 1999 or, subject to specific exceptions, December 31, 2002.

                             COMTEL UK FINANCE B.V.

                       COMBINED STATEMENTS OF OPERATIONS

                                                               SIX MONTHS ENDED
                                                                   JUNE 30
                                                                 (UNAUDITED)
                                                              ------------------
                                                               1997       1998
                                                                 L          L
                                                              -------    -------
                                                                (IN THOUSANDS)
REVENUE
Cable television............................................    4,921     21,534
Residential telephone.......................................    3,511     19,390
Business telecommunications.................................      274      2,570
                                                              -------    -------
                                                                8,706     43,494
                                                              -------    -------
OPERATING COSTS AND EXPENSES
Telephone...................................................    1,065      5,699
Programming.................................................    3,393     12,924
Selling, general and administrative.........................    7,640     24,140
Depreciation and amortisation...............................    8,897     25,969
                                                              -------    -------
                                                               20,995     68,732
                                                              -------    -------
OPERATING LOSS..............................................  (12,289)   (25,238)
Interest income.............................................      412        665
Interest expense............................................   (8,726)   (19,877)
Loss from equity investment.................................   (9,312)        --
Foreign exchange gain (loss)................................    3,876     (7,639)
                                                              -------    -------
LOSS BEFORE INCOME TAX EXPENSE..............................  (26,039)   (52,089)
Income tax expense..........................................       --         --
                                                              -------    -------
NET LOSS....................................................  (26,039)   (52,089)
                                                              =======    =======

    The accompanying notes are an integral part of these combined financial statements.

                             COMTEL UK FINANCE B.V.

                            COMBINED BALANCE SHEETS

                                                                JUNE 30, 1998
                                                                 (UNAUDITED)
                                                                      L
                                                                --------------
                                                                (IN THOUSANDS)
                                    ASSETS
Cash and cash equivalents...................................        11,517
Trade receivables (net of allowance for doubtful accounts of
  L3,854 at June 30, 1998)..................................        11,493
Other assets................................................       114,074
Property, plant and equipment, net..........................       295,132
Intangible assets, net......................................       156,923
                                                                   -------
          Total assets......................................       589,139
                                                                   =======

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                      L
                                                                --------------
                                                                (IN THOUSANDS)
Accounts payable............................................        23,248
Other liabilities...........................................        60,798
Debt and capital lease obligations..........................       309,706
Shareholders' equity........................................       195,387
                                                                   -------
          Total liabilities and shareholders' equity........       589,139
                                                                   =======

    The accompanying notes are an integral part of these combined financial statements.

                             COMTEL UK FINANCE B.V.

                   COMBINED STATEMENT OF SHAREHOLDERS' EQUITY

                                                              FOR THE SIX MONTH
                                                                PERIOD ENDED
                                                                JUNE 30, 1998
                                                              -----------------
                                                                 (UNAUDITED)
                                                                      L
                                                              -----------------
                                                               (IN THOUSANDS)
BALANCE AT DECEMBER 31, 1997................................        38,606
Capital contributions.......................................       208,870
Net loss....................................................       (52,089)
                                                                   -------
BALANCE AT JUNE 30, 1998....................................       195,387
                                                                   =======

    The accompanying notes are an integral part of these combined financial statements.

                             COMTEL UK FINANCE B.V.

                       COMBINED STATEMENTS OF CASH FLOWS

                                                               FOR THE SIX MONTH
                                                                 PERIODS ENDED
                                                                    JUNE 30
                                                              --------------------
                                                                  (UNAUDITED)
                                                                1997        1998
                                                                 L           L
                                                              --------    --------
                                                                 (IN THOUSANDS)
Cash flows from operating activities:
Net loss....................................................   (26,039)    (52,089)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortisation.............................     8,897      25,969
  Loss from equity investment...............................     9,312       --
  Foreign exchange (gain) loss..............................    (3,876)      7,639
Change in operating assets and liabilities:
  Change in trade receivables...............................    (2,317)    (12,432)
  Change in other assets....................................     5,815       5,899
  Change in accounts payable................................    12,311      19,061
  Change in other liabilities...............................    (9,850)     10,312
Other.......................................................    (2,461)        654
                                                              --------    --------
Net cash used in/provided by operating activities...........    (8,208)      5,013
                                                              --------    --------
Cash flows from investing activities:
  Cash invested in property, plant and equipment............   (45,798)    (44,533)
  Proceeds from sale of ComTel Shares, net of cash on
     hand...................................................     --        267,652
  Acquisition of Telecential, net of cash received..........  (117,024)      --
  Advances to Telecential...................................   (15,893)      --
                                                              --------    --------
Net cash used in/provided by investing activities...........  (178,715)    223,119
                                                              --------    --------
Cash flows from financing activities:
  Proceeds from the issuance of debt........................   222,433     280,712
  Repayment of debt.........................................    (1,443)   (535,535)
  Repayment of advances.....................................   (62,456)      --
  Capital contributions from shareholders...................    33,786      28,089
                                                              --------    --------
Net cash provided by/used in financing activities...........   192,320    (226,734)
                                                              --------    --------
Net increase in cash and cash equivalents...................     5,397       1,398
Cash and cash equivalents at beginning of period............     9,977      10,119
                                                              --------    --------
Cash and cash equivalents at end of period..................    15,374      11,517
                                                              ========    ========

    The accompanying notes are an integral part of these combined financial statements.

                             COMTEL UK FINANCE B.V.

              NOTES TO THE UNAUDITED COMBINED FINANCIAL STATEMENTS

1.  THE COMPANY

     ComTel UK Finance B.V. ("the Company") is a holding company incorporated in The Netherlands to hold the United Kingdom cable assets of Vision Networks N.V. ("Vision Networks"). These assets comprise United Kingdom subsidiaries which have exclusive licences to operate a cable television and telecommunications business through partnerships and subsidiaries focused on certain franchise areas located north and east of Birmingham and north and west of London, England.

     References to Shareholders in these financial statements are to the subscribers to the Company.

     The preparation of unaudited financial statements in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These unaudited financial statements are presented on a basis which is consistent with the audited financial statements included elsewhere, herein.

     The amounts pertaining to the unaudited combined financial statements are presented in thousands in pounds sterling ("L").

2.  SUPPLEMENTAL UNAUDITED PRO FORMA INFORMATION

     The following supplemental unaudited pro forma information includes 100% of the results of Vision Networks UK Holding B.V., Vision Networks (UK) Holdings Limited, Vision Networks (UK) I Limited, Vision Networks (UK) II Limited, Vision Networks Canada Limited, Andover Cablevision Limited, Oxford Cable Limited, Stafford Communications Limited, Wessex Cable Limited, ComTel Coventry Limited, ComTel Cable Services Limited, Lichfield Cable Communications Limited, Tamworth Cable Communications Limited, Vision Networks Services UK Limited, and Telecential Communications (UK) Limited and Telecential Communications (Canada) Limited (collectively "Telecential") on a pro forma basis for the six months ended June 30, 1997 as if Telecential had been acquired as of January 1, 1997.

                                                              SIX MONTHS ENDED
                                                               JUNE 30, 1997
                                                                (UNAUDITED)
                                                                     L
                                                              ----------------
                                                               (IN THOUSANDS)
                                                              ----------------
Revenue.....................................................       34,063
Operating costs and expenses................................      (59,852)
                                                                  -------
Operating loss..............................................      (25,789)
Interest income.............................................          544
Interest expense............................................      (11,278)
Foreign exchange gain.......................................        3,876
                                                                  -------
Loss before income tax expense..............................      (32,647)
                                                                  -------
Income tax expense..........................................          (75)
                                                                  -------
Net loss....................................................      (32,722)
                                                                  =======

     The supplemental unaudited pro forma information is provided for illustrative purposes only and does not purport to represent what the actual results of operations would have been had Telecential operated as part of the Company for the six months ended June 30, 1997, nor is it necessarily indicative of the Company's future operating results or combined financial position.

                             COMTEL UK FINANCE B.V.

2.  SUPPLEMENTAL UNAUDITED PRO FORMA INFORMATION (CONTINUED)
     The Company has accounted for the acquisition of Telecential using the purchase method of accounting under United States of America generally accepted accounting principles. Accordingly, the purchase consideration in the acquisition has been allocated to the assets acquired and liabilities assumed with any excess being allocated to goodwill and amortised over 20 years.

     The six months ended June 30, 1997 supplemental unaudited pro forma information includes estimates made by the Company and assumptions that it believes to be reasonable.

     The supplemental unaudited pro forma information reflects the following:

          1. The actual results of operations for the Company for the six month period ended June 30, 1997.

          2. The results of operations for Telecential for the six month period ended June 30, 1997 as if Telecential had been acquired January 1, 1997.

          3. Amortisation of goodwill based on purchase price allocation as if Telecential had been acquired January 1, 1997.

          4. Interest expense related to loans incurred to finance the acquisition of Telecential as if the loans had been outstanding since January 1, 1997.

          5. The elimination of intercompany income and expenses as if Telecential had been acquired January 1, 1997.

3.  SUBSEQUENT EVENTS

     On June 16, 1998 NTL Group Limited ("NTL"), a subsidiary of NTL Incorporated, acquired the entire issued share capital of the UK subsidiaries which form part of the Company's combined group as presented in these financial statements (the "ComTel Shares"). These UK subsidiaries comprised Andover Cablevision Limited, Oxford Cable Limited, Stafford Communications Limited, Wessex Cable Limited, ComTel Coventry Limited, ComTel Cable Services Limited, Lichfield Cable Communications Limited, Tamworth Cable Communications Limited and Vision Networks Services UK Limited.

     On the same date an undertaking was entered into by NTL to acquire the entire issued share capital of ComTel Limited, Heartland Cablevision (UK) Limited and Heartland Cablevision II (UK) Limited, together with all interests in the Telecommunications Partnership and LP5 and LP6 (the "Telecential Assets"). The Telecential Assets form part of the Company's combined group as presented in these financial statements. The completion of the acquisition of the Telecential Assets is subject to compliance with certain obligations on all parties to the sale before March 15, 1999 or, subject to specific exceptions, December 31, 2002.

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Telecential Communications (Canada) Limited and
Telecential Communications (UK) Limited

     We have audited the accompanying combined balance sheet of Telecential Communications (Canada) Limited and Telecential Communications (UK) Limited (collectively "Telecential") as of December 31, 1996 and the related combined statement of operations, shareholders' equity and cash flows for the sixteen month period ended December 31, 1996. The companies are under common ownership and common management. These combined financial statements are the responsibility of the Telecential management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United Kingdom which are similar to those in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Telecential as of December 31, 1996 and the combined results of their operations and their combined cash flows for the sixteen month period ended December 31, 1996 in conformity with generally accepted accounting principles in the United States of America.

DELOITTE & TOUCHE

Chartered Accountants
Bracknell, England
June 5, 1998
(July 16, 1998 as to note 9)

                  TELECENTIAL COMMUNICATIONS (CANADA) LIMITED
                    TELECENTIAL COMMUNICATIONS (UK) LIMITED

                        COMBINED STATEMENT OF OPERATIONS

                                                                                         FOUR MONTHS
                                            SIXTEEN MONTHS          YEAR ENDED              ENDED
                                                ENDED            DECEMBER 31, 1996    DECEMBER 31, 1995
                                          DECEMBER 31, 1996         (UNAUDITED)          (UNAUDITED)
                                                  L                      L                    L
                                         --------------------    -----------------    -----------------
                                                                 (IN THOUSANDS)
REVENUE
Cable television.......................         26,829                 21,196               5,633
Residential telephone..................         20,273                 16,363               3,910
Business telecommunications............            982                    855                 127
                                               -------                -------              ------
                                                48,084                 38,414               9,670
                                               -------                -------              ------
OPERATING COSTS AND EXPENSES
Telephone..............................          8,370                  6,880               1,490
Programming............................         15,346                 12,557               2,789
Selling, general and administrative....         28,709                 23,125               5,584
Depreciation and amortisation..........         18,199                 14,660               3,539
                                               -------                -------              ------
                                                70,624                 57,222              13,402
                                               -------                -------              ------
OPERATING LOSS.........................        (22,540)               (18,808)             (3,732)
Interest income........................            288                    207                  81
Interest expense.......................        (13,372)               (11,834)             (1,538)
Other income...........................             83                     83                  --
                                               -------                -------              ------
LOSS BEFORE INCOME TAX EXPENSE.........        (35,541)               (30,352)             (5,189)
Income tax expense (note 3)............           (129)                   (97)                (32)
                                               -------                -------              ------
NET LOSS...............................        (35,670)               (30,449)             (5,221)
                                               =======                =======              ======

    The accompanying notes are an integral part of these combined financial statements.

                  TELECENTIAL COMMUNICATIONS (CANADA) LIMITED
                    TELECENTIAL COMMUNICATIONS (UK) LIMITED

                             COMBINED BALANCE SHEET

                                                                    AT
                                                               DECEMBER 31,
                                                                   1996
                                                                    L
                                                              --------------
                                                              (IN THOUSANDS)
ASSETS
Cash and cash equivalents...................................       6,501
Trade receivables (net of allowance for doubtful accounts of
  L2,100 at December 31, 1996)..............................       3,299
Other assets................................................       2,319
Property, plant and equipment, net (note 4).................     222,157
Investments (note 5)........................................         969
Franchise costs less accumulated amortisation of L1,109 at
  December 31, 1996.........................................       6,187
                                                                 -------
Total assets................................................     241,432
                                                                 =======

LIABILITIES AND SHAREHOLDERS' EQUITY
                                                                    L
                                                                 -------
                                                              (IN THOUSANDS)
Accounts payable............................................      12,521
Other liabilities...........................................      11,375
Debt and capital lease obligations (note 6).................     142,861
Shareholders' equity........................................      74,675
                                                                 -------
Total liabilities and shareholders' equity..................     241,432
                                                                 =======

    The accompanying notes are an integral part of these combined financial statements.

                  TELECENTIAL COMMUNICATIONS (CANADA) LIMITED
                    TELECENTIAL COMMUNICATIONS (UK) LIMITED

                   COMBINED STATEMENT OF SHAREHOLDERS' EQUITY

                                                                                                    TOTAL
                                 COMMON SHARES   COMMON SHARE     ADDITIONAL      ACCUMULATED   SHAREHOLDERS'
                                   (NOTE 8)        CAPITAL      PAID-IN CAPITAL     DEFICIT        EQUITY
                                    NUMBER            L                L               L              L
                                 -------------   ------------   ---------------   -----------   -------------
                                                                (IN THOUSANDS)
BALANCE AT SEPTEMBER 1, 1995...       200            --              84,201         (37,344)        46,857
Shares issued and capital
  contributions................        --            --              60,000              --         60,000
Net loss.......................        --            --                  --         (35,670)       (35,670)
Interest imputed on
  shareholders' subordinated
  debt (note 6)................        --            --                  --           3,488          3,488
                                      ---             --            -------         -------        -------
BALANCE AT DECEMBER 31, 1996...       200            --             144,201         (69,526)        74,675
                                      ===             ==            =======         =======        =======

    The accompanying notes are an integral part of these combined financial statements.

                  TELECENTIAL COMMUNICATIONS (CANADA) LIMITED
                    TELECENTIAL COMMUNICATIONS (UK) LIMITED

                        COMBINED STATEMENT OF CASH FLOWS

                                                                                         FOUR MONTHS
                                            SIXTEEN MONTHS          YEAR ENDED              ENDED
                                                ENDED            DECEMBER 31, 1996    DECEMBER 31, 1995
                                          DECEMBER 31, 1996         (UNAUDITED)          (UNAUDITED)
                                                  L                      L                    L
                                         --------------------    -----------------    -----------------
                                                                 (IN THOUSANDS)
Cash flows from operating activities:
Net loss for the period................         (35,670)              (30,449)              (5,221)
Adjustments to reconcile net loss to
  net cash provided by/(used in)
  operating activities:
  Depreciation and amortisation........          18,199                14,660                3,539
  Amortisation of deferred financing
     costs.............................           5,146                 4,946                  200
  Interest imputed on shareholders'
     subordinated debt.................           3,488                 3,404                   84
Change in operating assets and
  liabilities:
  Change in trade receivables..........          (1,923)                 (381)              (1,542)
  Change in other assets...............           2,513                 3,444                 (931)
  Change in accounts payable...........           2,291                 3,585               (1,294)
  Change in other liabilities..........           5,600                 4,971                  629
                                               --------               -------              -------
Net cash (used in)/provided by
  operating activities.................            (356)                4,180               (4,536)
                                               --------               -------              -------
Cash flows from investing activities:
  Cash invested in property and
     equipment.........................         (99,044)              (74,119)             (24,925)
  Cash invested in set up & prematurity
     costs.............................          (7,513)               (5,847)              (1,666)
  Proceeds from disposition of
     assets............................              16                    16                   --
                                               --------               -------              -------
Net cash used in investing
  activities...........................        (106,541)              (79,950)             (26,591)
                                               --------               -------              -------
Cash flows from financing activities:
  Shareholder advances.................         112,113                81,403               30,710
  Repayment of shareholder advances....         (60,000)              (60,000)                  --
  Repayment of capital lease
     obligations.......................            (961)                 (434)                (527)
  Issue of share capital...............          60,000                60,000                   --
                                               --------               -------              -------
Net cash provided by financing
  activities...........................         111,152                80,969               30,183
                                               --------               -------              -------
Net increase/(decrease) in cash and
  cash equivalents.....................           4,255                 5,199                 (944)
Cash and cash equivalents at beginning
  of period............................           2,246                 1,302                2,246
                                               --------               -------              -------
Cash and cash equivalents at end of
  period...............................           6,501                 6,501                1,302
                                               ========               =======              =======

    The accompanying notes are an integral part of these combined financial statements.

                  TELECENTIAL COMMUNICATIONS (CANADA) LIMITED
                    TELECENTIAL COMMUNICATIONS (UK) LIMITED

                   NOTES TO THE COMBINED FINANCIAL STATEMENTS

1.  TELECENTIAL

     Telecential Communications (Canada) Limited and Telecential Communications
(UK) Limited (collectively "Telecential") have exclusive licenses to operate a cable television and telecommunications business through their partnerships and subsidiaries focused on certain franchise areas located south and east of Birmingham and north and west of London, England.

     At December 31, 1996, Telecential was indirectly 50% owned by each of Koninklijke PTT Nederland N.V. and TELUS Corporation of Canada.

     All amounts herein are presented in thousands in pounds sterling ("L").

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Telecential combined financial statements have been prepared in accordance with United States of America generally accepted accounting principles.

     Principles of Combination -- The financial statements combine the accounts of Telecential and those of all majority owned subsidiaries for the 16 month period ended December 31, 1996. The subsidiaries are under common ownership and common management. All significant intercompany accounts and transactions have been eliminated on combination.

     Use of Estimates -- The preparation of financial statements in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Cable System Costs and Expenses -- Telecential accounts for costs and expenses applicable to the construction and operation of its cable system under Statement of Financial Accounting Standards ("SFAS") No. 51, "Financial Reporting by Cable Television Companies". Costs and expenses incurred in each franchise during the set up period of the cable system have been capitalised in full. Certain expenses incurred during the prematurity period are apportioned between capital and revenue on the basis of the average number of subscribers as a fraction of the number of subscribers estimated at the end of the prematurity period. The prematurity period is deemed to run from when the first subscriber is connected to the system to the earlier of three years or when the number of cable television and telephony subscribers represents an appropriate penetration percentage of the number of homes passed.

     Franchise Costs -- Costs arising on the acquisition of franchises are capitalised in accordance with SFAS 51 and are amortised on a straight line basis over twenty years.

     Revenue Recognition -- Revenue is recognised as services are delivered. Initial connection fees are recognised in the period of connection.

     Income Tax Expense -- Deferred tax assets and liabilities are recognised for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases to the extent that they are available to Telecential. Under this method, deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. A valuation allowance is raised against a deferred tax asset where it is more likely than not some portion of the deferred tax asset will not be realised.

     Investments -- Investments are stated at original cost less any appropriate provisions for permanent diminution in value.

                  TELECENTIAL COMMUNICATIONS (CANADA) LIMITED
                    TELECENTIAL COMMUNICATIONS (UK) LIMITED

           NOTES TO THE COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     Property, Plant and Equipment -- Property, plant and equipment is stated at cost. Depreciation on equipment other than cable infrastructure is computed on a straight line basis using estimated useful lives of five to ten years. Cable infrastructure is depreciated over twenty years. Leasehold improvements are depreciated on a straight line basis over the lease periods.

     Cash and Cash Equivalents -- Cash and cash equivalents include highly liquid investments with original maturity of three months or less that are readily convertible to cash.

     Foreign Currencies -- The primary economic environment in which Telecential operates is the United Kingdom and hence its reporting currency is the United Kingdom pound sterling. Transactions in foreign currencies are recorded using the rate of exchange in effect on the date of the transaction or at the forward rate if the transaction has been hedged. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange in effect on the balance sheet date and gains or losses on translation are included in the statement of operations.

     Leasing Commitments -- Assets held under finance leases are capitalised in the balance sheet and are depreciated over their useful lives. The interest element of the rental obligation is charged to expense over the period of the lease and represents a constant proportion of the balance of capital repayments outstanding.

     Rentals paid under operating leases are charged to expense on a straight line basis over the lease term.

     Pension Plan -- Telecential operates a defined contribution pension plan for eligible employees and contributes up to specified limits to a third party plan of the employee's choice. Pension costs which totalled L437,000 in the sixteen month period ended December 31, 1996 represent the contributions payable to the selected plans.

     Concentration of Credit Risk and Market Risk -- Telecential operates predominantly in one industry segment, the provision of cable television and telecommunications services in certain areas of England. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising Telecential's customer base. Ongoing credit evaluations of customers' financial condition are performed and generally, no collateral is required. Telecential maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management's estimates. No single customer accounts for 10% or more of combined revenues.

     Fair Value of Financial Instruments -- Financial instruments are defined as cash or contracts relating to the receipt, delivery or exchange of financial instruments. Except as otherwise noted, fair value approximates the carrying value of such instruments.

3.  INCOME TAX EXPENSE

     No provision for deferred taxation has been made due to operating losses incurred to date. Various subsidiary entities of Telecential have net tax operating losses carried forward of approximately L38 million at December 31, 1996.

     The operating losses have an unlimited carry forward period under United Kingdom tax law (subject to restrictions on a loss carried forward where there is a change in group ownership and a major change in the nature or conduct of the business), but are limited in their use to the type of business which generated the loss and to those entities in which the losses arose.

                  TELECENTIAL COMMUNICATIONS (CANADA) LIMITED
                    TELECENTIAL COMMUNICATIONS (UK) LIMITED

           NOTES TO THE COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

3.  INCOME TAX EXPENSE (CONTINUED)
     Differences between the tax benefit recognised in the financial statements and the expected tax benefit at the United Kingdom statutory rate of 33% are summarised as follows:

                                                                                 FOUR MONTHS
                                                            YEAR ENDED              ENDED
                                   SIX MONTHS ENDED      DECEMBER 31, 1996    DECEMBER 31, 1995
                                  DECEMBER 31, 1996         (UNAUDITED)          (UNAUDITED)
                                          L                      L                    L
                                 --------------------    -----------------    -----------------
                                                         (IN THOUSANDS)
Tax benefit on loss before
  income tax expense at
  statutory rate...............        (10,706)               (9,010)              (1,696)
Non-deductible expenses........             28                    21                    7
Tax benefit of operating losses
  not recognised currently.....         10,807                 9,086                1,721
                                       -------                ------               ------
Income tax expense.............            129                    97                   32
                                       =======                ======               ======
Deferred tax assets relating
  to:
Net losses.....................         12,509                12,509                7,917
Valuation allowance............         (8,046)               (8,046)                 (47)
                                       -------                ------               ------
                                         4,463                 4,463                7,870

Deferred tax liabilities
  relating to:
Property, plant and
  equipment....................         (4,463)               (4,463)              (7,870)
                                       -------                ------               ------
Deferred tax per balance
  sheet........................             --                    --                   --
                                       =======                ======               ======

     The ultimate realisation of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, the level of historical taxable losses, and tax planning strategies in making its assessment as to the appropriateness of the reported valuation allowance.

     The income tax expense for the period represents current taxation on those United Kingdom profits against which United Kingdom tax relief cannot be offset.

                  TELECENTIAL COMMUNICATIONS (CANADA) LIMITED
                    TELECENTIAL COMMUNICATIONS (UK) LIMITED

           NOTES TO THE COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

4.  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment is stated at cost and comprises:

                                                              DECEMBER 31, 1996
                                                                      L
                                                              -----------------
                                                               (IN THOUSANDS)
Land and buildings and improvements.........................         3,922
Plant and equipment.........................................       234,593
Set-up and prematurity costs................................        19,768
                                                                   -------
                                                                   258,283
Less accumulated depreciation...............................       (36,126)
                                                                   -------
                                                                   222,157
                                                                   =======

     Telecential leases certain plant and equipment under arrangements accounted for as capital leases. The original cost of assets held under these arrangements was L13,847 at December 31, 1996. Accumulated depreciation charged against these assets was L3,693 at December 31, 1996.

     Depreciation expense totalled L18,199 in the sixteen month period ended December 31, 1996 of which L1,264 represented depreciation on assets held under capital lease arrangements.

5.  INVESTMENTS

     Investments are stated at cost and comprise:

                                                       DECEMBER 31, 1996
                                                               L
                                                       -----------------
                                                        (IN THOUSANDS)
ComTel Coventry Limited..............................         869
Other................................................         100
                                                              ---
                                                              969
                                                              ===

     ComTel Coventry Limited is registered in England and Wales and holds the cable television license for the Coventry franchise. The amount for ComTel Coventry Limited represented a 12.25% shareholding in the company. The remaining shares were held by a related company, Vision Networks UK Holding B.V., at December 31, 1996 and to whom the above equity interest was transferred, at cost, during 1997.

     The fair value of the above investments is not less than original cost.

6.  DEBT AND CAPITAL LEASE OBLIGATIONS

                                                       DECEMBER 31, 1996
                                                               L
                                                       -----------------
                                                        (IN THOUSANDS)
Bank loan............................................        30,000
Shareholders' subordinated debt......................        95,223
Capital lease obligations............................        17,638
                                                            -------
                                                            142,861
                                                            =======

                  TELECENTIAL COMMUNICATIONS (CANADA) LIMITED
                    TELECENTIAL COMMUNICATIONS (UK) LIMITED

           NOTES TO THE COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

6.  DEBT AND CAPITAL LEASE OBLIGATIONS (CONTINUED)

  Bank Loan

     In December 1994, Telecential entered into a L140 million facility with a syndicate of banks. Following initial drawdowns which totalled L30 million, Telecential was unable to make any further drawdowns on the loan and the balance of the facility was cancelled. The bank facility was therefore fully drawn at December 31, 1996. Interest was at LIBOR plus 3%. At December 31, 1996, the rate was 9.047%. Interest and commitment fees expense amounted to L4,313 during the sixteen month period ended December 31, 1996. The loan was repaid in August 1997 and the remaining facility cancelled.

  Shareholders' Subordinated Debt

     The changes in shareholders' subordinated debt in the period were as follows:

                                                                   1996
                                                                    L
                                                              --------------
                                                              (IN THOUSANDS)
As at September 1, 1995.....................................      43,110
Subordinated debt borrowings................................     112,113
Subordinated debt converted to equity.......................     (60,000)
                                                                 -------
As at December 31, 1996.....................................      95,223
                                                                 =======

     The shareholders' subordinated debt is interest free and has no specific repayment terms. An imputed interest expense of L3,488,000 has been recognised and accounted for as a capital contribution. The interest expense has been calculated by applying a variable rate comprising the aggregate of a margin and LIBOR applicable to the related loan made to the company's parent by ING Bank NV. As at December 31, 1996, the margin was 15 basis points and the one month LIBOR rate was 6.047%.

  Capital Lease Obligations

     Future minimum lease payments under non cancellable capital leases are summarised as follows as of December 31, 1996:

                                                                    L
                                                              --------------
                                                              (IN THOUSANDS)
1997........................................................       1,588
1998........................................................       2,283
1999........................................................       1,242
2000........................................................       1,961
2001........................................................       1,547
Thereafter..................................................       9,017
                                                                  ------
                                                                  17,638
Imputed interest............................................         602
                                                                  ------
                                                                  18,240
                                                                  ======

     Cash paid for interest on capital leases totalled L1,059 for the sixteen month period ended December 31, 1996.

                  TELECENTIAL COMMUNICATIONS (CANADA) LIMITED
                    TELECENTIAL COMMUNICATIONS (UK) LIMITED

           NOTES TO THE COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

7.  COMMITMENTS AND CONTINGENCIES

  Operating Leases

     Telecential leases business offices and uses certain equipment under lease agreements accounted for as operating leases. Minimum rental expenses under such arrangements amounted to L2,533 for the sixteen month period ended December 31, 1996.

     Future minimum lease payments under non cancellable operating leases are summarised as follows as of December 31, 1996:

                                                               L
                                                         --------------
                                                         (IN THOUSANDS)
1997...................................................       1,806
1998...................................................       3,017
1999...................................................       1,646
2000...................................................       1,643
2001...................................................       4,586
Thereafter.............................................      28,113
                                                             ------
                                                             40,811
                                                             ======

     It is expected that, in the normal course of business, expiring leases will be renewed or replaced by leases on other properties.

  Milestones

     Telecential is obligated under the terms of its existing licenses, and under the milestone requirements of Local Delivery Licenses ("LDL's") to construct cable systems passing a predefined number of premises. Should Telecential fail to achieve these milestones, without license modifications, the Director General could commence proceedings to require compliance. Similarly the Independent Television Commission ("ITC") may commence proceedings to require compliance with the build milestones in the LDL's.

     If Telecential is unable to comply, its license in respect of which milestones have not been met could be revoked and awarded to other cable operators, which could have a material adverse effect on Telecential.

     As of December 31, 1996 Telecential was in compliance with its milestone obligations.

                  TELECENTIAL COMMUNICATIONS (CANADA) LIMITED
                    TELECENTIAL COMMUNICATIONS (UK) LIMITED

           NOTES TO THE COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

8.  COMMON SHARE CAPITAL

     Common Share Capital comprises:

                                                              DECEMBER 31, 1996
                                                                      L
                                                              -----------------
                                                               (IN THOUSANDS)
Telecential Communications (Canada) Limited:
Authorised:
Unlimited number of Common Shares with no par value
Called up, allotted and fully paid:
200 Common Shares of no par value each......................           --
                                                                   ------
                                                                       --
                                                                   ======
Telecential Communications (UK) Limited:
Authorised:
Unlimited number of Common Shares with L0.05 par value
Called up, allotted and fully paid:
200 Common Shares of L0.05 par value each (L10).............           --
                                                                   ------
                                                                       --
                                                                   ======

9.  SUBSEQUENT EVENTS

     On June 16, 1998, NTL Group Limited, a subsidiary of NTL Incorporated, entered into an undertaking to acquire the entire issued share capital of ComTel Limited, Heartland Cablevision (UK) Limited and Heartland Cablevision II (UK) Limited, together with all interests in the Telecommunications Partnership and LP5 and LP6 (the "Telecential Assets"). The Telecential Assets form substantially all of Telecential's combined group as presented in these financial statements. The completion of the acquisition of the Telecential Assets is subject to compliance with certain obligations on all parties to the sale before March 15, 1999 or, subject to specific exceptions, December 31, 2002.

                                                                         ANNEX A

                       AGREEMENT AND PLAN OF AMALGAMATION

                                     AMONG

                               NTL INCORPORATED,
                             NTL (BERMUDA) LIMITED

                                      AND

                       COMCAST UK CABLE PARTNERS LIMITED

                          DATED AS OF FEBRUARY 4, 1998

                               TABLE OF CONTENTS

                                                                                  PAGE
                                                                                  ----

                                      ARTICLE I
                                   THE AMALGAMATION
SECTION 1.1          The Amalgamation............................................  A-5
SECTION 1.2          Amalgamation Closing........................................  A-5
SECTION 1.3          Amalgamation Effective Time.................................  A-5
SECTION 1.4          Effects of the Amalgamation.................................  A-5
SECTION 1.5          Memorandum of Association and Bye-laws of the Amalgamated
                     Company.....................................................  A-5
SECTION 1.6          Directors and Officers......................................  A-6

                                      ARTICLE II
                   EFFECT OF THE AMALGAMATION ON THE CAPITAL STOCK
                           OF THE CONSTITUENT CORPORATIONS;
SECTION 2.1          Effect on Capital Stock.....................................  A-6
SECTION 2.2          Exchange of Certificates....................................  A-8
SECTION 2.3          Certain Adjustments......................................... A-11

                                     ARTICLE III
                            REPRESENTATIONS AND WARRANTIES
SECTION 3.1          Representations and Warranties of Partners.................. A-11
SECTION 3.2          Representations and Warranties of NTL....................... A-17

                                      ARTICLE IV
                      COVENANTS RELATING TO CONDUCT OF BUSINESS
SECTION 4.1          Conduct of Business......................................... A-22
SECTION 4.2          No Solicitation by Partners................................. A-24

                                                                                  PAGE
                                                                                  ----

                                      ARTICLE V
                                ADDITIONAL AGREEMENTS
SECTION 5.1          Preparation of the Form S-4 and the Joint Proxy Statement;
                     Stockholders Meetings....................................... A-25
SECTION 5.2          Letters of Partners's Accountants........................... A-26
SECTION 5.3          Letters of NTL's Accountants................................ A-26
SECTION 5.4          Access to Information; Confidentiality...................... A-26
SECTION 5.5          Reasonable Best Efforts..................................... A-27
SECTION 5.6          Stock Options and Stock Appreciation Rights................. A-27
SECTION 5.7          Partners Incentive Plans and Certain Employee Matters....... A-28
SECTION 5.8          Indemnification, Exculpation and Insurance.................. A-28
SECTION 5.9          Fees and Expenses........................................... A-29
SECTION 5.10         Public Announcements........................................ A-29
SECTION 5.11         NASDAQ Quotation............................................ A-29
SECTION 5.12         Stockholder Litigation...................................... A-29
SECTION 5.13         Purchase Rights............................................. A-29
SECTION 5.14         Standstill Agreements; Confidentiality Agreements........... A-30
SECTION 5.15         Conveyance Taxes............................................ A-30
SECTION 5.16         Debt Offers................................................. A-30
SECTION 5.17         Comcast Name................................................ A-30
SECTION 5.18         Structure................................................... A-31
SECTION 5.19         Relationship with Significant Affiliates.................... A-31
SECTION 5.20         NTL Preferred Stock......................................... A-31

                                      ARTICLE VI
                                 CONDITIONS PRECEDENT
SECTION 6.1          Conditions to Each Party's Obligation to Effect the
                     Amalgamation................................................ A-31
SECTION 6.2          Conditions to Obligations of NTL............................ A-33
SECTION 6.3          Conditions to Obligations of Partners....................... A-33
SECTION 6.4          Frustration of Amalgamation Closing Conditions.............. A-34

                                     ARTICLE VII
                          TERMINATION, AMENDMENT AND WAIVER
SECTION 7.1          Termination................................................. A-34
SECTION 7.2          Effect of Termination....................................... A-35
SECTION 7.3          Amendment................................................... A-35
SECTION 7.4          Extension; Waiver........................................... A-35
SECTION 7.5          Procedure for Termination, Amendment, Extension or Waiver... A-35

                                                                                  PAGE
                                                                                  ----

                                     ARTICLE VIII
                                  GENERAL PROVISIONS
SECTION 8.1          Nonsurvival of Representations and Warranties............... A-35
SECTION 8.2          Notices..................................................... A-35
SECTION 8.3          Definitions................................................. A-37
SECTION 8.4          Interpretation.............................................. A-38
SECTION 8.5          Counterparts................................................ A-38
SECTION 8.6          Entire Agreement; No Third-Party Beneficiaries.............. A-38
SECTION 8.7          Governing Law............................................... A-38
SECTION 8.8          Assignment.................................................. A-38
SECTION 8.9          Consent to Jurisdiction..................................... A-38
SECTION 8.10         Headings.................................................... A-39
SECTION 8.11         Severability................................................ A-39

     AGREEMENT AND PLAN OF AMALGAMATION dated as of February 4, 1998, among NTL INCORPORATED, a Delaware corporation ("NTL"), NTL (BERMUDA) LIMITED, a Bermuda corporation ("Sub"), and COMCAST UK CABLE PARTNERS LIMITED, a Bermuda corporation ("Partners").

     WHEREAS, the respective Boards of Directors of NTL, Sub and Partners have each approved the amalgamation of Sub with Partners (the "Amalgamation"), upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of Class A Common Stock, par value L.01 per share ("Class A Common"), and each share of Class B Common Stock, par value L.01 per share ("Class B Common"), of Partners (the Class A Common and Class B Common, collectively, the "Partners Common Stock"), other than shares owned by NTL or Dissenting Shares (as defined in Section 2.1(d)), will be cancelled in consideration for the right to receive the Amalgamation Consideration (as defined in Section 2.1(b));

     WHEREAS, the respective Boards of Directors of NTL, Sub and Partners have each determined that the Amalgamation and the other transactions contemplated hereby are consistent with, and in furtherance of, their respective business strategies and goals and are in the best interests of their respective stockholders;

     WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Amalgamation and also to prescribe various conditions to the Amalgamation;

     NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

                                   ARTICLE I

                                THE AMALGAMATION

     SECTION 1.1 The Amalgamation. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Bermuda Companies Act 1981, as amended (the "Companies Act"), Sub shall be amalgamated with Partners at the Amalgamation Effective Time (as defined in Section 1.3), and the separate existence of Sub and Partners shall thereupon continue in the form of the company resulting from the Amalgamation (the "Amalgamated Company"). The Amalgamated Company shall operate under the name of "NTL (Bermuda) Limited" and continue under the provisions of the Companies Act and other applicable Bermuda law.

     SECTION 1.2 Amalgamation Closing. The closing of the Amalgamation (the "Amalgamation Closing") will take place at 10:00 a.m. Eastern time on a date to be specified by the parties (the "Amalgamation Closing Date"), which shall be no later than the second Business Day after satisfaction or waiver of the conditions set forth in Article VI, unless another time or date is agreed to by the parties hereto. The Amalgamation Closing will be held at such locations in the City of New York and Bermuda as is agreed to by the parties hereto.

     SECTION 1.3 Amalgamation Effective Time. As soon as practicable after the date hereof, NTL and Partners shall file a joint application for the consent of the Bermuda Minister of Finance (the "Minister") to the Amalgamation and, as soon as practicable after satisfaction or, to the extent permitted hereunder, waiver of all conditions hereunder to the Amalgamation, Sub and Partners shall make all filings or recordings required by the Companies Act to perfect or complete the Amalgamation. The Amalgamation shall become effective upon the issuance of a certificate of amalgamation (the "Certificate of Amalgamation") in accordance with Section 108 of the Companies Act by the Registrar of Companies in Bermuda, or at such subsequent date or time as Sub and Partners shall agree and be specified in the Certificate of Amalgamation (the time the Amalgamation becomes effective being hereinafter referred to as the "Amalgamation Effective Time").

     SECTION 1.4 Effects of the Amalgamation. The Amalgamation shall have the effects set forth in Section 109 of the Companies Act.

     SECTION 1.5 Memorandum of Association and Bye-laws of the Amalgamated Company. The memorandum of association of Sub which is attached to this Agreement as Schedule 1.5 (which Schedule should be read with and forms part of this Agreement) shall be the memorandum of the Amalgamated Company (as provided in Section 109 of the Companies Act) until thereafter changed or amended as provided therein or by applicable law. The bye-laws of Sub, as in effect immediately prior to the Amalgamation Effective Time, shall be the bye-laws of the Amalgamated Company until thereafter changed or amended as provided therein or by applicable law.

     SECTION 1.6 Directors and Officers. The directors and officers (and resident representative, if any) of Sub at the Amalgamation Effective Time shall, from and after the Amalgamation Effective Time, be the directors and officers (and resident representative, if any), respectively, of the Amalgamated Company until their successors shall have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the Companies Act and the bye-laws of the Amalgamated Company. The name and address of each proposed director and officer of the Amalgamated Company is set forth in Section 1.6 of the NTL Disclosure Schedule (as defined in Section 3.2).

                                   ARTICLE II

                EFFECT OF THE AMALGAMATION ON THE CAPITAL STOCK
                        OF THE CONSTITUENT CORPORATIONS;
                     CANCELLATION OF PARTNERS COMMON STOCK

     SECTION 2.1 Effect on Capital Stock. As of the Amalgamation Effective Time, by virtue of the Amalgamation and without any action on the part of the holder of any shares of Partners Common Stock:

          (a) Cancellation of Treasury and NTL-Owned Partners Common Stock. Each share of Partners Common Stock that is owned by NTL, any direct or indirect wholly owed subsidiary of NTL or any direct or indirect wholly owned subsidiary of Partners, shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in consideration therefor.

          (b) Cancellation of Partners Stock. The entirety of the authorized and unissued capital stock of Partners shall be cancelled. Subject to Section 2.2(e), each issued and outstanding share of Partners Common Stock (other than Dissenting Shares and shares to be cancelled in accordance with
     Section 2.1(a)) shall be cancelled in consideration for the holder thereof receiving .3745 (the "Exchange Ratio") validly issued, fully paid and nonassessable shares of common stock, par value $.01 per share ("NTL Common Stock"), of NTL from NTL, and NTL shall deliver NTL stock to such holder, provided that:

             (i) If, as of the fifth Business Day prior to the Amalgamation Effective Time (the "Determination Time"), (x) the Purchase Rights relating to Cable London and Birmingham Cable are of no legal effect (i.e., such rights have been (A) waived or (B) have not been exercised in accordance with their terms and, in the opinion of recognized counsel of the jurisdiction of the governing law of such Purchase Rights, are of no further legal force or effect), or (y) NTL and Partners shall have entered into an agreement, arrangement or understanding with TeleWest and/or General Cable directly or indirectly relating to the Purchase Rights or ownership interests in Cable London and Birmingham Cable (either of the circumstances in (x) or (y) hereinafter referred to as "Resolved"), the Exchange Ratio will remain in effect.

             (ii) If, as of the Determination Time, the Purchase Rights relating to both Cable London and Birmingham Cable have been effectively exercised other than pursuant to clause(y) of Section 2.1(b)(i) (such circumstances hereinafter referred to as "Exercised"), each share of Partners Common Stock shall be cancelled in consideration for the receipt, at NTL's election, of (A).3745 validly issued, fully paid and nonassessable shares of NTL Common Stock, (B) .3108 validly issued, fully paid and nonassessable shares of NTL Common Stock and the Equity Interest Proceeds (as defined in Section 8.3) from the sale of the interest in Birmingham Cable under the applicable Purchase Rights,
        (C).2584 validly issued, fully paid and nonassessable shares of NTL Common Stock and the Equity Interest Proceeds from the sale of the interest in Cable London under the applicable Purchase Rights, or (D) .1947 validly issued, fully paid and nonassessable shares of NTL

        Common Stock and the Equity Interest Proceeds from the sale of the interests in Cable London and Birmingham Cable under the applicable Purchase Rights. Any Equity Interest

             Proceeds payable pursuant to this Section 2.1(b) shall be payable, at NTL's election, in cash or in validly issued, fully paid and nonassessable shares of NTL Common Stock valued at the greater of (1) $30.00 per share and (2) the NTL Average Market Price as of the Determination Time.

             (iii) If, as of the Determination Time, the Purchase Rights relating to Birmingham Cable have been Exercised and the Purchase Rights relating to Cable London have been Resolved, each share of Partners Common Stock shall be cancelled in consideration for the receipt, at NTL's election, of (A) .3745 validly issued, fully paid and nonassessable shares of NTL Common Stock or (B) .3108 validly issued, fully paid and nonassessable shares of NTL Common Stock and the Equity Interest Proceeds from the sale of the interest in Birmingham Cable under the applicable Purchase Rights payable in accordance with the last sentence of Section 2.1(b)(ii).

             (iv) If, as of the Determination Time, the Purchase Rights relating to Cable London have been Exercised and the Purchase Rights relating to Birmingham Cable have been Resolved, each share of Partners Common Stock shall be cancelled in consideration for the receipt, at NTL's election, of (A) .3745 validly issued, fully paid and nonassessable shares of NTL Common Stock or (B) .2584 validly issued, fully paid and nonassessable shares of NTL Common Stock and the Equity Interest Proceeds from the sale of the interest in Cable London under the applicable Purchase Rights payable in accordance with the last sentence of Section 2.1(b)(ii).

             (v) If, as of the Determination Time, the Purchase Rights relating to both Cable London and Birmingham Cable remain in legal effect but have not been Exercised or otherwise Resolved ("Unresolved"), each share of Partners Common Stock shall be cancelled in consideration for the receipt, at the election of NTL, of either (x).3745 validly issued, fully paid and nonassessable shares of NTL Common Stock or (y)(A) .1947 validly issued, fully paid and nonassessable shares of NTL Common Stock,
        (B) .1161 (subject to adjustment as set forth in Section 5.20) validly issued, fully paid and nonassessable shares of NTL Class C Redeemable Preferred Stock having the terms set forth in Exhibit 2.1 ("NTL Class C Stock"), and (C) .0637 (subject to adjustment as set forth in Section 5.20) validly issued, fully paid and nonassessable shares of NTL Class D Redeemable Preferred Stock having the terms set forth in Exhibit 2.1 ("NTL Class D Stock").

             (vi) If, as of the Determination Time, only the Purchase Rights relating to Cable London are Unresolved, each share of Partners Common Stock shall be cancelled in consideration for the receipt of (A)(1) if the Purchase Rights relating to Birmingham Cable have been Resolved, .2584 validly issued, fully paid and nonassessable shares of NTL Common Stock or (2) if the Purchase Rights relating to Birmingham Cable have been Exercised, at NTL's election, (x) .2584 validly issued, fully paid and nonassessable shares of NTL Common Stock or (y) .1947 validly issued, fully paid and nonassessable shares of NTL Common Stock and the Equity Interest Proceeds from the sale of the interest in Birmingham Cable under the applicable Purchase Rights payable in accordance with the last sentence of Section 2.1(b)(ii), and (B) .1161 (subject to adjustment as set forth in Section 5.20) validly issued, fully paid and nonassessable shares of NTL Class C Stock.

             (vii) If, as of the Determination Time, only the Purchase Rights relating to Birmingham Cable are Unresolved, each share of Partners Common Stock shall be cancelled in consideration for the receipt of
        (A)(1) if the Purchase Rights relating to Cable London have been Resolved, .3108 validly issued, fully paid and nonassessable shares of NTL Common Stock or (2) if the Purchase Rights relating to Cable London have been Exercised, at NTL's election, (x) .3108 validly issued, fully paid and nonassessable shares of NTL Common Stock or (y) .1947 validly issued, fully paid and nonassessable shares of NTL Common Stock and the Equity Interest Proceeds from the sale of the interest in Cable London under the applicable Purchase Rights payable in accordance with the last sentence of Section 2.1(b)(ii), and (B) .0637 (subject to adjustment as set forth in Section 5.20) validly issued, fully paid and nonassessable shares of NTL Class D Stock.

             The consideration to be issued to holders of Partners Common Stock is referred to herein as the "Amalgamation Consideration." As of the Amalgamation Effective Time, all the Partners Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate representing any such shares of Partners Common Stock (other than Dissenting Shares) shall cease to have any rights with respect thereto, except the right to receive the Amalgamation Consideration and any cash in lieu of fractional shares of NTL Common Stock to be issued or paid in consideration therefor upon surrender of such certificate in accordance with Section 2.2, without interest.

          (c) Conversion of Shares of Sub. Each issued and outstanding share, par value L.01 per share, of Sub shall be converted into and become one validly issued, fully paid and nonassessable share of the Amalgamated Company by virtue of the Amalgamation and without any action on the part of NTL.

          (d) Shares of Dissenting Shareholders. Notwithstanding anything in this Agreement to the contrary, any issued and outstanding shares of Partners Common Stock held by a person who did not vote in favor of the Amalgamation and who complies with all the provisions of Bermuda law concerning the right of holders of Partners Common Stock to require appraisal of their shares of Partners Common Stock by the Supreme Court of Bermuda (such shareholder, a "Dissenting Shareholder", and such shares, "Dissenting Shares") shall be cancelled at the Amalgamation Effective Time in consideration for the right to receive such consideration as may be payable to such Dissenting Shareholder upon completion of the Amalgamation pursuant to the laws of Bermuda. In the event that a Dissenting Shareholder fails to perfect, effectively withdraws or otherwise loses any right to appraisal and payment under the Companies Act, such Dissenting Shareholder shall no longer have any right to appraisal thereunder. Any such Dissenting Shareholder shall be entitled to elect to receive the Amalgamation Consideration and any cash in lieu of fractional shares of NTL Capital Stock. Partners shall give NTL (i) prompt notice of any written demands for appraisal of Dissenting Shares or withdrawals of such demands received by Partners and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to any such demands. Except as required by Section 106 of the Companies Act, prior to the Amalgamation Effective Time, Partners shall not, without the prior written consent of NTL, make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands.

     SECTION 2.2 Exchange of Certificates. (a) Exchange Agent. Prior to the Amalgamation Effective Time, NTL shall enter into an agreement with such bank or trust company as may be designated by NTL and be reasonably satisfactory to Partners (the "Exchange Agent"), which shall provide that NTL shall deposit with the Exchange Agent as of the Amalgamation Effective Time, for the benefit of the holders of Partners Common Stock, for exchange in accordance with this Article II, through the Exchange Agent, certificates representing NTL Capital Stock (as defined below) (such shares of NTL Capital Stock, together with any dividends or distributions with respect thereto with a record date after the Amalgamation Effective Time, any Excess Shares (as defined in Section 2.2(e)) and any cash (including cash proceeds from the sale of the Excess Shares) payable in lieu of any fractional shares of NTL Capital Stock being hereinafter referred to as the "Exchange Fund") issuable pursuant to Section 2.1 in exchange for outstanding shares of Partners Common Stock.

     (b) Exchange Procedures. Promptly after the Amalgamation Effective Time, NTL will cause the Exchange Agent to mail to each registered holder of a certificate or certificates other than Dissenting Shareholders, if any, which immediately prior to the Amalgamation Effective Time represented outstanding shares of Partners Common Stock (the "Certificates") whose shares were cancelled in consideration of the receipt of the Amalgamation Consideration pursuant to
Section 2.1, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Partners and NTL may reasonably specify) and (ii) instructions for use in surrendering the Certificates in exchange for the Amalgamation Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in consideration therefor a certificate representing that number of whole shares of NTL Common Stock, NTL Class C Stock or NTL Class D Stock (collectively, "NTL Capital Stock") which such holder has the right to receive pursuant to the provisions of this Article II, certain dividends or other distributions in accordance with Section 2.2(c) and cash in lieu of any fractional share of NTL Capital Stock in accordance with Section 2.2(e), and the Certificate so surrendered shall forthwith be cancelled. In the event of a surrender of a Certificate representing shares of Partners Common Stock which are not registered in the transfer records of Partners under the name of the person surrendering such Certificate, a certificate representing the proper number of shares of NTL Capital Stock may be issued to a person other than the person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such issuance shall pay any transfer or other taxes required by reason of the issuance of shares of NTL Capital Stock to a person other than the registered holder of such Certificate or establish to the satisfaction of NTL that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Amalgamation Effective Time to represent only the right to receive upon such surrender the Amalgamation Consideration which the holder thereof has the right to receive in respect of such Certificate pursuant to the provisions of this Article II, certain dividends or other distributions in accordance with Section 2.2(c) and cash in lieu of any fractional share of NTL Capital Stock in accordance with Section 2.2(e). No interest shall be paid or will accrue on any cash payable to holders of Certificates pursuant to the provisions of this Article II.

     (c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to NTL Capital Stock with a record date after the Amalgamation Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of NTL Common Stock represented thereby, and, in the case of Certificates representing Partners Common Stock, no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2(e), and all such dividends, other distributions and cash in lieu of fractional shares of NTL Capital Stock shall be paid by NTL to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate in accordance with this Article II. Subject to the effect of applicable escheat or similar laws, following surrender of any such Certificate there shall be paid to the holder of the certificate representing whole shares of NTL Capital Stock issued in consideration therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Amalgamation Effective Time theretofore paid with respect to such whole shares of NTL Capital Stock and, in the case of Certificates representing Partners Common Stock, the amount of any cash payable in lieu of a fractional share of NTL Capital Stock to which such holder is entitled pursuant to Section 2.2(e) and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Amalgamation Effective Time and with a payment date subsequent to such surrender payable with respect to such whole shares of NTL Capital Stock.

     (d) No Further Ownership Rights in Partners Common Stock. All shares of NTL Capital Stock issued upon the surrender of Certificates in accordance with the terms of this Article II (including any cash paid pursuant to this Article
II) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of Partners Common Stock, theretofore represented by such Certificates, subject, however, to the Amalgamated Company's obligation to pay any dividends or make any other distributions with a record date prior to the Amalgamation Effective Time which may have been declared or made by Partners on such shares of Partners Common Stock which remain unpaid at the Amalgamation Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Amalgamated Company of the shares of Partners Common Stock which were outstanding immediately prior to the Amalgamation Effective Time. If, after the Amalgamation Effective Time, Certificates are presented to the Amalgamated Company or the Exchange Agent for any reason, they shall be cancelled in accordance with this Article II, except as otherwise provided by law.

     (e) No Fractional Shares. (i) No certificates or scrip representing fractional shares of NTL Capital Stock shall be issued upon the surrender of Certificates, no dividend or distribution of NTL shall relate to such fractional share interests and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of NTL.

          (ii) As promptly as practicable following the Amalgamation Effective Time, the Exchange Agent shall determine the excess of (A) the number of whole shares of NTL Capital Stock delivered to the Exchange Agent by NTL pursuant to Section 2.2(a) over (B) the aggregate number of whole shares of NTL Capital Stock to be distributed to former holders of Partners Common Stock pursuant to Section 2.2(b) (such excess being herein called the "Excess Shares"). Following the Amalgamation Effective Time, the Exchange Agent shall, on behalf of the former stockholders of Partners, sell the Excess Shares at then-prevailing prices on the NASDAQ Stock Market ("NASDAQ") or otherwise all in the manner provided in Section 2.2(e)(iii).

          (iii) The sale of the Excess Shares by the Exchange Agent shall be executed on the NASDAQ through one or more member firms of the NASDAQ and shall be executed in round lots to the extent practicable. The Exchange Agent shall use reasonable efforts to complete the sale of the Excess Shares as promptly following the Amalgamation Effective Time as, in the Exchange Agent's sole judgment, is practicable consistent with obtaining the best execution of such sales in light of prevailing market conditions. Until the net proceeds of such sale or sales have been distributed to the holders of Certificates formerly representing Partners Common Stock, the Exchange Agent shall hold such proceeds in trust for such holders (the "Common Shares Trust"). The Amalgamated Company shall pay all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent incurred in connection with such sale of the Excess Shares. The Exchange Agent shall determine the portion of the Common Shares Trust to which each former holder of Partners Common Stock is entitled, if any, by multiplying the amount of the aggregate net proceeds comprising the Common Shares Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such former holder of Partners Common Stock is entitled (after taking into account all shares of Partners Common Stock held at the Amalgamation Effective Time by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all former holders of Partners Common Stock are entitled.

          (iv) Notwithstanding the provisions of Section 2.2(e)(ii) and (iii), the Amalgamated Company may, at the option of NTL exercised prior to the Amalgamation Effective Time, in lieu of the issuance and sale of Excess Shares and the making of the payments hereinabove contemplated, pay each former holder of Partners Common Stock an amount in cash equal to the product obtained by multiplying (A) the fractional share interest to which such former holder (after taking into account all shares of Partners Common Stock held at the Amalgamation Effective Time by such holder) would otherwise be entitled by (B) the NTL Average Stock Price determined as of the fifth trading day prior to the Amalgamation Closing Date, and, in such case, all references herein to the cash proceeds of the sale of the Excess Shares and similar references shall be deemed to mean and refer to the payments calculated as set forth in this Section 2.2(e)(iv).

          (v) As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Certificates formerly representing Partners Common Stock with respect to any fractional share interests, the Exchange Agent shall make available such amounts to such holders of Certificates formerly representing Partners Common Stock subject to and in accordance with the terms of Section 2.2(c).

     (f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates for six months after the Amalgamation Effective Time shall be delivered to NTL, upon demand, and any holders of the Certificates who have not theretofore complied with this Article II shall thereafter look only to NTL for payment of their claim for Amalgamation Consideration, any dividends or distributions with respect to NTL Capital Stock and any cash in lieu of fractional shares of NTL Capital Stock.

     (g) No Liability. None of NTL, Sub, Partners, the Amalgamated Company or the Exchange Agent shall be liable to any person in respect of any shares of NTL Capital Stock, any dividends or distributions with respect thereto, any cash in lieu of fractional shares of NTL Capital Stock or any cash from the Exchange Fund, in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     (h) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by NTL, on a daily basis. Any interest and other income resulting from such investments shall be paid to NTL.

     (i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Amalgamated Company, the posting by such person of a bond in such reasonable amount as the Amalgamated Company may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Amalgamation Consideration and, if applicable, any unpaid dividends and distributions on shares of NTL Capital Stock deliverable in respect thereof and any cash in lieu of fractional shares, in each case pursuant to this Agreement.

     SECTION 2.3 Certain Adjustments. If between the date hereof and the Amalgamation Effective Time, the outstanding shares of Partners Common Stock or of NTL Common Stock shall be changed into a different number of shares, including by reason of any reclassification, recapitalization, split-up, combination or exchange of shares, or any dividend payable in stock or other securities shall be declared thereon with a record date within such period, the Exchange Ratio or, in the cases of clause (b)(i), (ii), (iii), (iv) or (v) of
Section 2.1, the number of shares of NTL Common Stock, NTL Class C Stock and NTL Class D Stock issuable, shall be adjusted accordingly to provide to the holders of Partners Common Stock the same economic effect as contemplated by this Agreement prior to such change.

                                  ARTICLE III

                         REPRESENTATIONS AND WARRANTIES

     SECTION 3.1 Representations and Warranties of Partners. Except as disclosed in the Partners SEC Documents (as defined in Section 3.1(g)) or as set forth on the Disclosure Schedule delivered by Partners to NTL in connection with the execution of this Agreement (the "Partners Disclosure Schedule") and making reference to the particular subsection of this Agreement to which exception is being taken, Partners represents and warrants to NTL as follows:

          (a) Organization, Standing and Corporate Power. (i) Each of Partners and its subsidiaries (as defined in Section 8.3) is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to carry on its business as now being conducted, except, as to subsidiaries, for those jurisdictions where the failure to be so organized, existing or in good standing individually or in the aggregate would not have a material adverse effect (as defined in Section 8.3) on Partners. Each of Partners and its subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing individually or in the aggregate would not have a material adverse effect on Partners.

          (ii) Partners has delivered to NTL prior to the execution of this Agreement complete and correct copies of its memorandum of association and bye-laws, as amended to date.

          (iii) In all material respects, the minute books of Partners contain accurate records of all meetings and accurately reflect all other actions taken by the stockholders, the Board of Directors and all committees of the Board of Directors of Partners since January 1, 1996 and prior to September 25, 1997.

          (b) Subsidiaries and Affiliates. Section 3.1(b) of the Partners Disclosure Schedule sets forth all the subsidiaries of Partners which as of the date of this Agreement are Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X of the SEC) and each Significant Affiliate (as defined herein) and the ownership interest of Partners in such entity. Except as set forth in Section 3.1(b) of the

     Partners Disclosure Schedule, all such outstanding shares of capital stock of, or other equity interests in, each such Significant Subsidiary or Significant Affiliate have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by Partners, free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively, "Liens") and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests). At the Amalgamation Effective Time, the Amalgamated Company will have legal and beneficial title of Partners' ownership interests of the Significant Affiliates, subject to (i) the Purchase Rights and (ii) Liens existing as of the date hereof in respect of Debt Agreements (as defined in Section 3.1(o)).

          (c) Capital Structure. The authorized capital stock of Partners consists of 50,000,000 shares of Class A Common, 50,000,000 shares of Class B Common and 10,000,000 shares of preferred stock, par value L.01 per share. At the close of business on January 30, 1998: (i) 37,231,997 shares of Class A Common were issued and outstanding; (ii) 12,872,605 shares of Class B Common were issued and outstanding; (iii) no shares of Partners Preferred Stock were issued and outstanding; and (iv) 20,250 shares of Partners Common Stock were reserved for issuance pursuant to the 1995 Stock Option Plan, complete and correct copies of which have been delivered to NTL (such plan, the "Partners Stock Plan"). Section 3.1(c) of the Partners Disclosure Schedule sets forth a complete and correct list, as of January 30, 1998, of the number of shares of Partners Common Stock subject to employee stock options or other rights to purchase or receive Partners Common Stock granted under the Partners Stock Plan (collectively, "Partners Employee Stock Options"), the dates of grant and exercise prices thereof. All outstanding shares of capital stock of Partners are, and all shares which may be issued prior to the Amalgamation Effective Time will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth in this Section 3.1(c) and except for changes since January 30, 1998 resulting from the issuance of shares of Partners Common Stock pursuant to the Partners Employee Stock Options or as permitted by Section 4.1(a)(i)(y) and 4.1(a)(ii), (x) there are not issued, reserved for issuance or outstanding
     (A) any shares of capital stock or other voting securities of Partners, (B) any securities of Partners or any Partners subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of Partners, (C) any warrants, calls, options or other rights to acquire from Partners or any Partners subsidiary, and any obligation of Partners or any Partners subsidiary to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of Partners, and (y) there are no outstanding obligations of Partners or any Partners subsidiary to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. Except as set forth in Section 3.1(c) of the Partners Disclosure Schedule, there are no outstanding (A) securities of Partners or any Partners subsidiary convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or ownership interests in any Partners subsidiary, (B) warrants, calls, options or other rights to acquire from Partners or any Partners subsidiary, and any obligation of Partners or any Partners subsidiary to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock, voting securities or ownership interests in, any Partners subsidiary or Significant Affiliate or (C) obligations of Partners or any Partners subsidiary to repurchase, redeem or otherwise acquire any such outstanding securities of Partners subsidiaries or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. Except as set forth in Section 3.1(c) of the Partners Disclosure Schedule, neither Partners nor any Partners subsidiary is a party to any agreement restricting the transfer of, relating to the voting of, requiring registration of, or granting any preemptive or, except as provided by the terms of the Partners Employee Stock Options, antidilutive rights with respect to, any securities of the type referred to in the two preceding sentences. Other than the Partners subsidiaries and the Significant Affiliates, Partners does not directly or indirectly beneficially own any securities or other beneficial ownership interests in any other entity except for non-controlling investments made in the ordinary course of business in entities which are not individually or in the aggregate material to Partners and its subsidiaries as a whole.

          (d) Authority; Noncontravention. Partners has all requisite corporate power and authority to enter into this Agreement and, subject, in the case of the Amalgamation, to the Partners Stockholder Approval (as defined in Section 3.1(k)) to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Partners and the consummation by Partners of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Partners, subject, in the case of the Amalgamation, to the Partners Stockholder Approval. This Agreement has been duly executed and delivered by Partners and, assuming the due authorization, execution and delivery by NTL and Sub, constitutes the legal, valid and binding obligation of Partners, enforceable against Partners in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy and similar laws or by general principles of equity (whether considered in a proceeding in equity or at law). Except as set forth in Section 3.1(d) of the Partners Disclosure Schedule, the execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Partners or any of its subsidiaries under, (i) the memorandum of association or bye-laws of Partners or the comparable organizational documents of any of its subsidiaries, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license or similar authorization applicable to Partners or any of its subsidiaries or their respective properties or assets or (iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Partners or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, defaults, rights, losses or Liens that individually or in the aggregate would not (x) have a material adverse effect on Partners or (y) reasonably be expected to impair in any material way the ability of Partners to perform its obligations under this Agreement. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any federal, state, local or foreign government, any court, administrative, regulatory or other governmental agency, commission or authority or any nongovernmental self-regulatory agency, commission or authority (a "Governmental Entity") is required by or with respect to Partners or any of its subsidiaries in connection with the execution and delivery of this Agreement by Partners or the consummation by Partners of the transactions contemplated by this Agreement, except for (1) the filing with the SEC of (A) a proxy statement relating to the Partners Stockholders Meeting (as defined in Section 5.1(b)) (such proxy statement, together with the proxy statement relating to the NTL Stockholders Meeting (as defined in Section 5.1(c)), in each case as amended or supplemented from time to time, the "Joint Proxy Statement"), and (B) such reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as may be required in connection with this Agreement and the transactions contemplated by this Agreement; (2) the consent of the Minister in connection with the Amalgamation and the registration of the Amalgamated Company with the Registrar of Companies in Bermuda in accordance with the Companies Act, (3) such filings with Governmental Entities to satisfy the applicable requirements of state securities or "blue sky" laws; (4) receipt of the Amalgamation Required British Approvals (as defined); and (5) such consents, approvals, orders or authorizations the failure of which to be made or obtained individually or in the aggregate would not (x) have a material adverse effect on Partners or (y) reasonably be expected to impair in any material way the ability of Partners to perform its obligations under this Agreement.

          (e) SEC Documents; Undisclosed Liabilities; Financial Statements. (i) Partners has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) with the SEC since September 20, 1994 (the "Partners SEC Documents"). As of their respective dates, the Partners SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Partners SEC Documents, and none of the Partners

     SEC Documents when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

          (ii) The financial statements of Partners included in the Partners SEC Documents comply as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Partners and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). Except (A) as reflected in such financial statements or in the notes thereto or (B) for liabilities incurred in connection with this Agreement or the transactions contemplated hereby, neither Partners nor any of its subsidiaries has any liabilities or obligations of any nature which, individually or in the aggregate, would have a material adverse effect on Partners.

          (iii) Section 3.1(e) of the Partners Disclosure Schedule (the "Preliminary Financial Statements") accurately sets forth as of the date hereof the most recently available version of the unaudited balance sheet and financial statements of Partners, its subsidiaries and Significant Affiliates as of and for the year ended December 31, 1997.

          (f) Information Supplied. None of the information supplied or to be supplied in writing by Partners specifically for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by NTL in connection with the issuance of NTL Common Stock in the Amalgamation (the "Form S-4") will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Joint Proxy Statement will, at the date it is first mailed to Partners's stockholders or at the time of the Partners Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by Partners with respect to statements made or incorporated by reference therein based on information supplied by NTL specifically for inclusion or incorporation by reference in the Joint Proxy Statement.

          (g) Absence of Certain Changes or Events.  Except (x) as disclosed in
     Section 3.1(g) of the Partners Disclosure Schedule, (y) for liabilities incurred in connection with this Agreement or the transactions contemplated hereby or (z) as permitted by Section 4.1(a), since December 31, 1996 Partners and its subsidiaries have conducted their business only in the ordinary course or as disclosed in any Partners SEC Document filed since such date and prior to the date hereof, and there has not been (i) any material adverse change in Partners, (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of Partners's capital stock, (iii) any split, combination or reclassification of any of Partners's capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of Partners's capital stock, except for issuances of Partners Common Stock upon the exercise of Partners Employee Stock Options awarded prior to the date hereof in accordance with their present terms, (iv)(A) any granting by Partners or any of its subsidiaries to any current or former director, executive officer or other key employee of Partners or its subsidiaries of any increase in compensation, bonus or other benefits, except for normal increases as a result of promotions, normal increases of base pay in the ordinary course of business or as was required under any employment agreements in effect as of December 31, 1996, (B) any granting by Partners or any of its subsidiaries to any such current or former director, executive officer or key employee of any increase in severance or termination pay, or (C) any entry by Partners or any of its subsidiaries into, or any amendment of, any employment, deferred compensation, consulting, severance, termination or indemnification agreement with any such current or former director, executive officer or key employee, (v) except insofar as may have been required by a change in GAAP, any change in accounting methods, principles or practices by Partners materially affecting its assets, liabilities or business, (vi) any tax election that individually or in the aggregate would have a material adverse effect on Partners or any of its tax attributes or any settlement or compromise of any material income tax liability, or (vii) any action taken by Partners or any of the Partners subsidiaries during the period from December 31, 1996 through the date of this Agreement that, if taken during the period from the date of this Agreement through the Amalgamation Effective Time would constitute a breach of Section 4.1(a).

          (h) Compliance with Applicable Laws; Litigation. (i) Partners, its subsidiaries, Significant Affiliates and employees hold all permits, licenses, variances, exemptions, orders, registrations and approvals of all Governmental Entities which are required for the operation of the respective businesses of Partners, its subsidiaries and its Significant Affiliates (the "Partners Permits"), except where the failure to have any such Partners Permits individually or in the aggregate would not have a material adverse effect on Partners. Partners and its subsidiaries and its Significant Affiliates are in compliance with the terms of the Partners Permits and all applicable statutes, laws, ordinances, rules and regulations, except where the failure so to comply individually or in the aggregate, would not have a material adverse effect on Partners. No action, demand, requirement or investigation by any Governmental Entity and no suit, action or proceeding by any person, in each case with respect to Partners or any of its subsidiaries or Significant Affiliates or any of their respective properties is pending or, to the knowledge (as defined in Section 8.3) of Partners, threatened, other than, in each case, those the outcome of which individually or in the aggregate would not (A) have a material adverse effect on Partners or (B) reasonably be expected to impair in any material way the ability of Partners to perform its obligations under this Agreement or prevent or materially delay the consummation of any of the transactions contemplated by this Agreement.

          (ii) None of Partners, any Partners subsidiary, or any Significant Affiliate is subject to any outstanding order, injunction or decree which has had or, insofar as can be reasonably foreseen, individually or in the aggregate will have a material adverse effect on Partners.

          (i) Incentive Compensation/Benefit Plans. Partners has delivered to NTL true and complete copies of the documents listed on Schedule 3.1(i) of the Partners Disclosure Schedule.

             (i) With respect to any employee benefit plans and arrangements of Partners and its subsidiaries (the "Partners Benefit Plans"), Partners, its subsidiaries and any Partners Benefit Plans have been operated, and are, in compliance with the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), the Code and all other applicable laws.

             (ii) No Partners Benefit Plan is subject to Title IV of ERISA or is a "multiemployer plan" within the meaning of Section 3(37) of ERISA. Neither Partners nor any of its subsidiaries has incurred any unsatisfied liability under Title IV of ERISA. None of Partners nor any of its subsidiaries has any contingent liability under Section 4204 of ERISA.

             (iii) None of Comcast Teesside Limited ("Comcast Teesside"), Comcast Darlington Limited ("Comcast Darlington") or Cambridge Cable Limited ("Cambridge Cable") has any outstanding liability to pay compensation for loss of office or employment to any present or former employee or any payment under the provisions of the Employment Rights Act 1996 which would have a material adverse effect on Partners.

             (iv) There are no terms of employment for any employee of Comcast Teesside, Comcast Darlington or Cambridge Cable which provide that a change in control of any Comcast Teesside, Comcast Darlington or Cambridge Cable (however change of control may be defined if at all) shall entitle the employee to treat the change of control as amounting to a breach of contract or entitling him to any payment or benefit whatsoever or entitling him to treat himself as redundant or otherwise dismissed or released from any obligation.

             (v) None of Comcast Teesside, Comcast Darlington or Cambridge Cable is a party to any collective agreement, dismissal procedures agreement, union membership agreement, or trade dispute (within the meaning of the Trade Union and Labour Relations (Consolidation) Act 1992) which would reasonably be expected to have a material adverse effect on Partners.

             (vi) "Schemes" means all and each of the pension schemes identified in the Section 3.1(i) of the Partners Disclosure Schedule, and "Scheme Documents" means the documents relating to the Schemes identified in
        Section 3.1(i) of the Partners Disclosure Schedule, which documents comprise all the material documents governing the Schemes. Except pursuant to the Schemes, Comcast Teesside, Comcast Darlington and Cambridge Cable have not paid, provided or contributed towards and are not under any obligation (whether or not legally enforceable) to pay, provide or contribute towards and are not under any obligation (whether or not legally enforceable) to pay, provide or contribute towards any retirement/death/disability benefit for or in respect of any present or past employee (or any spouse, child or dependant of any of them) of Comcast Teesside, Comcast Darlington and Cambridge Cable which would reasonably be expected to have a material adverse effect on Partners. The Schemes are approved by the Board of the Inland Revenue as an exempt approved Scheme (within the meaning of Section 592, Income Taxes and Corporation Act 1988).

          (j) Taxes. (i) Each of Partners and its subsidiaries has filed all material tax returns and reports required to be filed by it and all such returns and reports are complete and correct in all material respects, or requests for extensions to file such returns or reports have been timely filed, granted and have not expired, except to the extent that such failures to file, to be complete or correct or to have extensions granted that remain in effect individually or in the aggregate would not have a material adverse effect on Partners. Partners and each of its subsidiaries has paid (or Partners has paid on its behalf) all taxes (as defined herein) shown as due on such returns, and the most recent financial statements contained in the Partners Filed SEC Documents reflect an adequate reserve in accordance with GAAP for all taxes payable by Partners and its subsidiaries for all taxable periods and portions thereof accrued through the date of such financial statements.

          (ii) No deficiencies for any taxes have been proposed, asserted or assessed against Partners or any of its subsidiaries that are not adequately reserved for, except for deficiencies that individually or in the aggregate would not have a material adverse effect on Partners. Partners has never been included as a member of any United States consolidated tax group.

          (iii) As used in this Agreement, "taxes" shall include all (x) national, state, provincial or local income, property, sales, excise and other taxes or similar governmental charges, including any interest, penalties or additions with respect thereto, (y) liability for the payment of any amounts of the type described in (x) as a result of being a member of an affiliated, consolidated, combined or unitary group, and (z) liability for the payment of any amounts as a result of being party to any tax sharing agreement or as a result of any express or implied obligation to indemnify any other person with respect to the payment of any amounts of the type described in clause (x) or (y).

          (k) Voting Requirements. The affirmative vote at the Partners Stockholders Meeting (the "Partners Stockholder Approval") of the holders of a majority of the total votes able to be cast at general meetings of Partners to adopt this Agreement is the only vote of the holders of any class or series of Partners's capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby, including the Amalgamation.

          (l) Brokers. No broker, investment banker, financial advisor or other person other than HSBC Investment Bank plc, the fees and expenses of which will be paid by Partners, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Partners.

          (m) Opinion of Financial Advisor. Partners has received the opinion of HSBC Investment Bank plc dated the date of this Agreement, to the effect that, as of such date, the Amalgamation Consideration is fair from a financial point of view to holders of shares of Partners Class A Common

     Stock (other than NTL and its affiliates), a signed copy of which opinion has been delivered to NTL, it being understood and agreed by NTL that such opinion is for the benefit of the Board of Directors of Partners and may not be relied upon by NTL, its affiliates or any of their respective stockholders.

          (n) Intellectual Property. Partners and its subsidiaries own or have a valid license to use all trademarks, service marks, trade names, patents and copyrights (including any registrations or applications for registration of any of the foregoing) (collectively, the "Partners Intellectual Property") necessary to carry on its business substantially as currently conducted, except for such Partners Intellectual Property the failure of which to own or validly license individually or in the aggregate would not have a material adverse effect on Partners. Neither Partners nor any such subsidiary has received any notice of infringement of or conflict with, and, to Partners's knowledge, there are no infringements of or conflicts (i) with the rights of others with respect to the use of, or (ii) by others with respect to, any Partners Intellectual Property that individually or in the aggregate, in either such case, would have a material adverse effect on Partners.

          (o) Certain Contracts. Except as set forth in Section 3.1(o) of the Partners Disclosure Schedule, (A) neither Partners nor any of its subsidiaries is a party to or bound by (i) any "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (ii) any non-competition agreement or any other agreement or obligation which purports to limit in any material respect the manner in which, or the localities in which, all or any material portion of the business of Partners and its subsidiaries (including, for purposes of this Section 3.1(s), NTL and its subsidiaries, assuming the Amalgamation has taken place), taken as a whole, is or would be conducted, (iii) any agreement between Partners or any Partners subsidiary, on the one hand, and any Significant Affiliate, on the other, or (iv) any contract or other agreement which would prohibit or materially delay the consummation of the Amalgamation or any of the transactions contemplated by this Agreement and
     (B) none of Partners, any subsidiary of Partners or any Significant Affiliate is subject to any agreements related to indebtedness for borrowed money ("Debt Agreements") (all contracts of the type described in clauses
     (A)(i), (ii) and (iii) and all Debt Agreements being referred to herein as "Partners Material Contracts"). Each Partners Material Contract is valid and binding on Partners (or, to the extent a Partners subsidiary or Significant Affiliate is a party, such entity) and is in full force and effect, and Partners and each Partners subsidiary and Significant Affiliate have in all material respects performed all obligations required to be performed by them to date under each Partners Material Contract, except where such noncompliance, individually or in the aggregate, would not have a material adverse effect on Partners and provided that (except as to Debt Agreements) any representation in this sentence with respect to a Significant Affiliate is qualified to the knowledge of Partners. Neither Partners nor any Partners subsidiary knows of, or has received notice of, any violation or default under (nor, to the knowledge of Partners, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under) any Partners Material Contract.

     SECTION 3.2 Representations and Warranties of NTL. Except as disclosed in the NTL SEC Documents (as defined in Section 3.2(e)) or as set forth on the Disclosure Schedule delivered by NTL to Partners prior to the execution of this Agreement (the "NTL Disclosure Schedule") and making reference to the particular subsection of this Agreement to which exception is being taken, NTL represents and warrants to Partners as follows:

          (a) Organization, Standing and Corporate Power. (i) Each of NTL and its subsidiaries (including Sub) is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to carry on its business as now being conducted, except, as to subsidiaries, for those jurisdictions where the failure to be so organized, existing or in good standing individually or in the aggregate would not have a material adverse effect on NTL. Each of NTL and its subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing individually or in the aggregate would not have a material adverse effect on NTL.

          (ii) NTL has delivered to Partners prior to the execution of this Agreement complete and correct copies of its certificate of incorporation and by-laws, as amended to date.

          (b) Subsidiaries. Exhibit 21 to NTL's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 includes all the subsidiaries of NTL which as of the date of this Agreement are Significant Subsidiaries. All the outstanding shares of capital stock of, or other equity interests in, each such Significant Subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by NTL, free and clear of all Liens and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests).

          (c) Capital Structure. The authorized capital stock of NTL consists of 100,000,000 shares of NTL Common Stock and 2,500,000 shares of preferred stock, par value $.01 per share, of NTL ("NTL Preferred Stock"). At the close of business on January 28, 1998: (i) 32,246,544 shares of NTL Common Stock were issued and outstanding; (ii) no shares of NTL Common Stock were held by NTL in its treasury; (iii) 780 shares of Series A Non-Voting Convertible Preferred Stock ("NTL Series A Preferred") were issued and outstanding; (iv) 110,187.358 shares of 13% Senior Redeemable Exchangeable Preferred Stock were issued and outstanding (the "NTL 13% Preferred"), (v) 1,000,000 shares of Series A Junior Participating Preferred Stock were reserved for issuance pursuant to a Rights Agreement, dated as of October 13, 1993, between NTL and Continental Stock Transfer & Trust Company (the "Rights Agreement"); (vi) 16,167,642 shares of NTL Common Stock were reserved for issuance pursuant to the conversion of the NTL Series A Preferred, the 7 1/4% Convertible Subordinated Debentures due 2005 ("2005 Debentures") and the 7% Convertible Subordinated Notes due 2008 ("2008 Notes") and 976,426 shares of NTL Common Stock were reserved for issuance upon the exercise of certain warrants (the NTL Series A Preferred, 2005 Debentures, 2008 Notes and such warrants, the "NTL Convertible Securities"); and (vii) 8,121,836 shares of NTL Common Stock were reserved for issuance pursuant to various NTL employee and director stock option plans (such plans, collectively, the "NTL Stock Plans"). Section 3.2(c) of the NTL Disclosure Schedule sets forth a complete and correct list, as of January 30, 1998, of the number of shares of NTL Common Stock subject to employee stock options or other rights to purchase or receive NTL Common Stock granted under the NTL Stock Plans (collectively, "NTL Employee Stock Options"), the dates of grant and exercise prices thereof. All outstanding shares of capital stock of NTL are, and all shares which may be issued pursuant to this Agreement or otherwise will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth in this Section 3.2(c) and except for changes since January 28, 1998 resulting from the issuance of shares of NTL Common Stock pursuant to the conversion or exercise of NTL Convertible Securities or the exercise of NTL Employee Stock Options, as of the date hereof, (x) there are not issued, reserved for issuance or outstanding (A) any shares of capital stock or other voting securities of NTL, (B) any securities of NTL or any NTL subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of NTL, (C) any warrants, calls, options or other rights to acquire from NTL or any NTL subsidiary, and any obligation of NTL or any NTL subsidiary to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of NTL, and (y) there are no outstanding obligations of NTL or any NTL subsidiary to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. As of the date hereof, there are no outstanding (A) securities of NTL or any NTL subsidiary convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or ownership interests in any NTL subsidiary, (B) warrants, calls, options or other rights to acquire from NTL or any NTL subsidiary, and any obligation of NTL or any NTL subsidiary to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock, voting securities or ownership interests in, any NTL subsidiary or (C) obligations of NTL or any NTL subsidiary to repurchase, redeem or otherwise acquire any such outstanding securities of NTL subsidiaries or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities.

          (d) Authority; Noncontravention. NTL and Sub each has all requisite corporate power and authority to enter into this Agreement and, subject to the NTL Stockholder Approval (as defined in Section 3.2(l)), to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by each of NTL and Sub and the consummation by each of NTL and Sub of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of NTL and Sub, subject, in the case of the Amalgamation and the issuance of NTL Common Stock in connection with the Amalgamation, to the NTL Stockholder Approval. This Agreement has been duly executed and delivered by each of NTL and Sub and, assuming the due authorization, execution and delivery by Partners, constitutes the legal, valid and binding obligations of each of NTL and Sub, enforceable against each of NTL and Sub in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy and similar laws or by general principles of equity (whether considered in a proceeding in equity or at law). Except as set forth in
     Section 3.2(d) of the NTL Disclosure Schedule, the execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of NTL or any of its subsidiaries (including Sub) under, (i) the certificate of incorporation or by-laws of NTL or the comparable organizational documents of any of its subsidiaries (including Sub), (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license or similar authorization applicable to NTL or any of its subsidiaries (including Sub) or their respective properties or assets or
     (iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to NTL or any of its subsidiaries (including Sub) or their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, defaults, rights, losses or Liens that individually or in the aggregate would not (x) have a material adverse effect on NTL or (y) reasonably be expected to impair the ability of NTL to perform its obligations under this Agreement. No consent, approval, order or authorization of, action by, or in respect of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to NTL or any of its subsidiaries (including Sub) in connection with the execution and delivery of this Agreement by each of NTL or Sub or the consummation by NTL and Sub of the transactions contemplated by this Agreement, except for (1) the filing with the SEC of (A) the Joint Proxy Statement relating to the NTL Stockholders Meeting, (B) the Form S-4 and (C) such reports under Section 13(a), 13(d), 15(d) or 16(a) of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement; (2) the consent of the Minister in connection with the Amalgamation and the registration of the Amalgamated Company with the Registrar of Companies in Bermuda in accordance with the Companies Act; (3) such filings with Governmental Entities to satisfy the applicable requirements of state securities or "blue sky" laws; (4) such filings with and approvals of the NASDAQ to permit the shares of NTL Capital Stock that are to be issued in the Amalgamation and under the Partners Stock Plans to be approved for quotation on the NASDAQ; (5) the receipt of the Amalgamation Required British Approvals; and (6) such consents, approvals, orders or authorizations the failure of which to be made or obtained individually or in the aggregate would not (x) have a material adverse effect on NTL or (y) reasonably be expected to impair the ability of NTL to perform its obligations under this Agreement.

          (e) SEC Documents; Undisclosed Liabilities. NTL has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) with the SEC since January 1, 1996 (the "NTL SEC Documents"). As of their respective dates, the NTL SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such NTL SEC Documents, and none of the NTL

     SEC Documents when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of NTL included in the NTL SEC Documents comply as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of NTL and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). Except (i) as reflected in such financial statements or in the notes thereto or (ii) for liabilities incurred in connection with this Agreement or the transactions contemplated hereby, neither NTL nor any of its subsidiaries has any liabilities or obligations of any nature which, individually or in the aggregate, would have a material adverse effect on NTL.

          (f) Information Supplied. None of the information supplied or to be supplied in writing by NTL specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Joint Proxy Statement will, at the date it is first mailed to NTL's stockholders or at the time of the NTL Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and the Joint Proxy Statement will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by NTL with respect to statements made or incorporated by reference therein based on information supplied by Partners specifically for inclusion or incorporation by reference in the Form S-4 or the Joint Proxy Statement.

          (g) Absence of Certain Changes or Events. Except for liabilities incurred in connection with this Agreement or the transactions contemplated hereby, and except as permitted by Section 4.1(b), since December 31, 1996, NTL and its subsidiaries have conducted their business only in the ordinary course or as disclosed in any NTL SEC Document filed since such date and prior to the date hereof, and there has not been (i) any material adverse change in NTL, (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of NTL's capital stock, (iii) any split, combination or reclassification of any of NTL's capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of NTL's capital stock, except for issuances of NTL Common Stock upon conversion or exercise of NTL Convertible Securities or exercise of NTL Employee Stock Options, in each case, awarded prior to the date hereof in accordance with their present terms or issued pursuant to Section 4.1(b), (iv) except as required by a change in GAAP, any change in accounting methods, principles or practices by NTL materially affecting its assets, liabilities or business, (v) any tax election that individually or in the aggregate would have a material adverse effect on NTL or any of its tax attributes or any settlement or compromise of any material income tax liability or (vi) any action taken by NTL or any of the NTL subsidiaries during the period from December 31, 1996 through the date of this Agreement that, if taken during the period from the date of this Agreement through the Amalgamation Effective Time would constitute a breach of Section 4.1(b).

          (h) Compliance with Applicable Laws; Litigation. (i) NTL, its subsidiaries and employees hold all permits, licenses, variances, exemptions, orders, registrations and approvals of all Governmental Entities which are required for the operation of the businesses of NTL and its subsidiaries (the "NTL Permits"), except where the failure to have any such NTL Permits individually or in the aggregate would not have a material adverse effect on NTL. NTL and its subsidiaries are in compliance with the terms of the NTL Permits and all applicable statutes, laws, ordinances, rules and regulations, except where the failure so to comply individually or in the aggregate would not have a material adverse effect on NTL. As of the date of this Agreement, no action, demand, requirement or investigation by any Governmental Entity and no suit, action or proceeding by any person, in each case with respect to NTL or any of its subsidiaries or any of their respective properties, is pending or, to the knowledge of NTL, threatened, other than, in each case, those the outcome of which individually or in the aggregate would not (A) have a material adverse effect on NTL or (B) reasonably be expected to impair in any material way the ability of NTL to perform its obligations under this Agreement or prevent or materially delay the consummation of any of the transactions contemplated by this Agreement.

          (ii) Neither NTL nor any NTL subsidiary is subject to any outstanding order, injunction or decree which has had or, insofar as can be reasonably foreseen, individually or in the aggregate will have a material adverse effect on NTL.

          (i) Absence of Changes in Benefit Plans. Since December 31, 1996, there has not been any adoption or amendment in any material respect by NTL or any of its subsidiaries of any collective bargaining agreement or any material bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, arrangement or understanding providing benefits to any current or former employee, officer or director of NTL or any of its wholly owned subsidiaries (collectively, the "NTL Benefit Plans"), or any material change in any actuarial or other assumption used to calculate funding obligations with respect to any NTL pension plans, or any material change in the manner in which contributions to any NTL pension plans are made or the basis on which such contributions are determined.

          (j) ERISA Compliance. (i) With respect to the NTL Benefit Plans, no event has occurred and, to the knowledge of NTL, there exists no condition or set of circumstances, in connection with which NTL or any of its subsidiaries could be subject to any liability that individually or in the aggregate would have a material adverse affect on NTL under ERISA, the Code or any other applicable law.

          (ii) Neither NTL nor any of its subsidiaries has incurred any unsatisfied liability under Title IV of ERISA (other than liability for premiums to the Pension Benefit Guaranty Corporation arising in the ordinary course). No NTL Benefit Plan has incurred an "accumulated funding deficiency" (within the meaning of Section 302 of ERISA or Section 412 of the Code) whether or not waived. To the knowledge of NTL, there are not any facts or circumstances that would materially change the funded status of any NTL Benefit Plan that is a "defined benefit" plan (as defined in Section 3(35) of ERISA) since the date of the most recent actuarial report for such plan. No NTL Benefit Plan is a "multiemployer plan" within the meaning of Section 3(37) of ERISA.

          (k) Taxes. (i) Each of NTL and its subsidiaries has filed all material tax returns and reports required to be filed by it and all such returns and reports are complete and correct in all material respects, or requests for extensions to file such returns or reports have been timely filed, granted and have not expired, except to the extent that such failures to file, to be complete or correct or to have extensions granted that remain in effect individually or in the aggregate would not have a material adverse effect on NTL. NTL and each of its subsidiaries has paid (or NTL has paid on its behalf) all taxes shown as due on such returns, and the most recent financial statements contained in the NTL SEC Documents reflect an adequate reserve in accordance with GAAP for all taxes payable by NTL and its subsidiaries for all taxable periods and portions thereof accrued through the date of such financial statements.

          (ii) No deficiencies for any taxes have been proposed, asserted or assessed against NTL or any of its subsidiaries that are not adequately reserved for, except for deficiencies that individually or in the aggregate would not have a material adverse effect on NTL. The federal income tax returns of NTL and each of its subsidiaries consolidated in such returns for tax years through 1992 have closed by virtue of the applicable statute of limitations.

          (l) Voting Requirements. The affirmative vote at the NTL Stockholders Meeting (the "NTL Stockholder Approval") of the holders of a majority of all shares of NTL Common Stock casting votes is the only vote of the holders of any class or series of NTL's capital stock necessary to approve, in accordance with the applicable rules of the NASDAQ, the issuance of NTL Common Stock pursuant to the Amalgamation.

          (m) Brokers. No broker, investment banker, financial advisor or other person, other than Donaldson, Lufkin & Jenrette Securities Corporation, the fees and expenses of which will be paid by NTL, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of NTL.

          (n) Opinion of Financial Advisor. NTL has received the opinion of Donaldson, Lufkin & Jenrette Securities Corporation, dated the date of this Agreement, to the effect that, as of such date, the Exchange Ratio is fair to NTL from a financial point of view, a signed copy of which opinion has been delivered to Partners, it being understood and agreed by Partners that such opinion is for the benefit of the Board of Directors of NTL and may not be relied upon by Partners, its affiliates or any of their respective stockholders.

                                   ARTICLE IV

                   COVENANTS RELATING TO CONDUCT OF BUSINESS

     SECTION 4.1 Conduct of Business. (a) Conduct of Business by Partners. Except as set forth in Section 4.1(a) of the Partners Disclosure Schedule, as otherwise contemplated by this Agreement or the transactions con templated hereby or as consented to by NTL in writing, such consent not to be unreasonably withheld or delayed, during the period from the date of this Agreement to the Amalgamation Effective Time, Partners shall, and shall cause its subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and, to the extent consistent therewith, use all reasonable efforts to preserve intact their current business organizations, use reasonable efforts to keep available the services of their current officers and other key employees and preserve their relationships with those persons having business dealings with them. Without limiting the generality of the foregoing (but subject to the above exceptions), during the period from the date of this Agreement to the Amalgamation Effective Time, Partners shall not, and shall not permit any of its subsidiaries to:

          (i) other than dividends and distributions by a direct or indirect wholly owned subsidiary of Partners to its parent, or by a subsidiary that is partially owned by Partners or any of its subsidiaries, provided that Partners or any such subsidiary receives or is to receive its proportionate share thereof, (x) declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock, (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except for issuances of Partners Common Stock upon the exercise of Partners Employee Stock Options, in each case, outstanding as of the date hereof in accordance with their present terms, or (z) purchase, redeem or otherwise acquire any shares of capital stock of Partners or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

          (ii) issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than the issuance of Partners Common Stock upon the exercise of Partners Employee Stock Options, in each case, outstanding as of the date hereof in accordance with their present terms;

          (iii) amend its memorandum of association, bye-laws or other comparable organizational documents;

          (iv) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any person;

          (v) subject to compliance with Section 5.15, sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or assets (including securitizations), other than
     (A) in the ordinary course of business consistent with past practice or (B) the sale, lease, license or other disposition of up to $1 million of such assets, in the aggregate or (C) the mortgage, encumbrance or subjecting to Liens of up to $5 million of such assets, in the aggregate;

          (vi) take any action that would cause the representations and warranties set forth in Section 3.1(g) (with each reference therein to "ordinary course of business" being deemed for purposes of this Section 4.1(a) (vi) to be immediately followed by "consistent with past practice") to no longer be true and correct;

          (vii) incur any indebtedness for borrowed money, other than pursuant to agreements or arrangements in effect as of the date hereof, or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for the obligations of any person for borrowed money;

          (viii) make any additional equity investment in, or enter into any new agreement, arrangement or understanding with, any Significant Affiliate; or

          (ix) authorize, or commit or agree to take, any of the foregoing actions;

provided that the limitations set forth in this Section 4.1(a) (other than clause (iii)) shall not apply to any transaction between Partners and any wholly owned subsidiary or between any wholly owned subsidiaries of Partners. Except as set forth in Section 4.1(a) of the Partners Disclosure Schedule, Partners shall not, and shall not permit its subsidiaries to, and shall use its reasonable best efforts to cause its Significant Affiliates not to, enter into any material agreement, arrangement or understanding with respect to programming; software; provisioning of cable modem internet service; billing; provisioning of digital CATV service; and the acquisition of set-top boxes or switching equipment or other computer and telecommunications equipment with a value in excess of L1 million; or technology or similar strategic business issues without prior approval from NTL. NTL shall treat as confidential any information which Partners discloses to NTL in respect of any Significant Affiliate and designates as confidential.

     (b) Conduct of Business by NTL. Except as set forth in Section 4.1(b) of the NTL Disclosure Schedule, as otherwise expressly contemplated by this Agreement or as consented to by Partners in writing, such consent not to be unreasonably withheld or delayed, during the period from the date of this Agreement to the Amalgamation Effective Time, NTL shall, and shall cause its subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and, to the extent consistent therewith, use all reasonable efforts to preserve intact their current business organizations, use reasonable efforts to keep available the services of their current officers and other key employees and preserve their relationships with those persons having business dealings with them. Without limiting the generality of the foregoing (but subject to the above exceptions), during the period from the date of this Agreement to the Amalgamation Effective Time, NTL shall not, and shall not permit any of its subsidiaries to:

          (i) other than dividends and distributions by a direct or indirect wholly owned subsidiary of NTL to its parent, or by a subsidiary that is partially owned by NTL or any of its subsidiaries, provided that NTL or any such subsidiary receives or is to receive its proportionate share thereof, declare, set aside or pay any dividends on, make any other distributions (whether by recapitalization, restructuring or otherwise) in respect of, or enter into any agreement with respect to the voting of, any of its capital stock, other than reasonable quarterly dividends on NTL Common Stock if the Board of Directors of NTL shall so determine;

          (ii) adopt a plan of complete or partial liquidation;

          (iii) enter into any agreement, arrangement or understanding for a merger, acquisition or other business combination unless the Board of Directors of NTL determines that such transaction is in the best interest of the stockholders of NTL and those persons who will become stockholders of NTL as a result of the Amalgamation;

          (iv) except as contemplated hereby (including in connection with a transaction permitted by clause (iii)), amend its certificate of incorporation; or

          (v) authorize, or commit or agree to take, any of the foregoing actions;

provided that the limitations set forth in this Section 4.1(b) shall not apply to any transaction between NTL and any wholly owned subsidiary or between any wholly owned subsidiaries of NTL.

     (c) Other Actions. Except as required by law, Partners and NTL shall not, and shall not permit any of their respective subsidiaries to, voluntarily take any action that would, or that could reasonably be expected to, result in (i) any of the representations and warranties of such party set forth in this Agreement that are qualified as to materiality becoming untrue at the Amalgamation Effective Time, (ii) any of such representations and warranties that are not so qualified becoming untrue in any material respect at the Amalgamation Effective Time, or (iii) any of the conditions to the Amalgamation set forth in Article VI not being satisfied.

     (d) Advice of Changes. Partners and NTL shall promptly advise the other party orally and in writing to the extent it has knowledge of (i) any representation or warranty made by it contained in this Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect, (ii) the failure by it to comply in any material respect with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement and
(iii) any change or event having, or which, insofar as can reasonably be foreseen, could reasonably be expected to have a material adverse effect on such party or on the truth of their respective representations and warranties or the ability of the conditions set forth in Article VI to be satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

     SECTION 4.2 No Solicitation by Partners. (a) Partners shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any of its directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to, directly or indirectly through another person, (i) solicit, initiate or encourage or take any other action designed to facilitate, any inquiries or the making of any proposal which constitutes any Partners Takeover Proposal (as defined below) or (ii) participate in any discussions or negotiations regarding any Partners Takeover Proposal or furnish any nonpublic information relating to Partners and its subsidiaries to any person that may be considering making, or has made, a Partners Takeover Proposal; provided that, Partners may, in response to an unsolicited written proposal from a third party regarding a Partners Takeover Proposal, engage in the activities specified in clause (ii) if (A) the Board of Directors of Partners determined in good faith, after obtaining and taking into account the advice of outside counsel, that such action is required for the Board of Directors to comply with its fiduciary duties under applicable law and (B) Partners has received from such third party an executed confidentiality agreement with terms not materially less favorable to NTL than those contained in the Confidentiality Agreement (as defined in Section 5.4). For purposes of this Agreement, "Partners Takeover Proposal" means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of a business that constitutes 10% or more of the net revenues, net income or the assets of Partners and its subsidiaries, taken as a whole, or 10% or any equity securities of Partners, any tender offer or exchange offer that if consummated would result in any person beneficially owning any equity securities of Partners, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Partners (or any Partners subsidiary whose business constitutes 10% or more of the net revenues, net income or the assets of Partners and its subsidiaries, taken as whole) or the Partners Common Stock, other than the transactions contemplated by this Agreement; provided that Partners Takeover Proposal shall not include any matters relating to the Purchase Rights and the equity interests of Partners subject thereto.

     (b) Except as provided in the next sentence, the Board of Directors of Partners shall recommend approval and adoption of this Agreement and the Amalgamation by Partners's stockholders and shall not withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to NTL, the approval or recommendation by such Board of Directors. The Board of Directors of Partners shall be permitted to withdraw or modify in a manner adverse to NTL (or, if not previously made, not to make) its recommendation to Partners's stockholders, but only if and to the extent such Board of Directors determines, after obtaining and taking into account the advice of outside counsel, that such action is required in response to an unsolicited bona fide written Superior Partners Takeover Proposal in order for such Board of Directors to comply with its fiduciary duties under applicable law. "Superior Partners Takeover Proposal" means any bona fide Partners Takeover Proposal for at least a majority of the outstanding shares of Partners Common Stock on terms the Board of Directors of Partners determines in its good faith judgment (taking in to account the advice of its financial advisor, all of the terms and conditions of such Partners Takeover Proposal and the conditions to consummation) are more favorable and provide greater value to Partners and all of its stockholders than this Agreement and the Amalgamation taken as a whole.

     (c) In addition to the obligations of Partners set forth in paragraphs (a) and (b) of this Section 4.2, Partners shall immediately advise NTL orally and in writing of any request for information or of any Partners Takeover Proposal, the material terms and conditions of such request or Partners Takeover Proposal and the identity of the person making such request or Partners Takeover Proposal. Partners will, to the extent consistent with the fiduciary duties of its Board of Directors under applicable law, keep NTL reasonably informed of the status and details (including amendments or proposed amendments) of any such request or Partners Takeover Proposal.

     (d) Nothing contained in this Section 4.2 shall prohibit Partners from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to Partners's stockholders if, in the good faith judgment of the Board of Directors of Partners, after consultation with outside counsel, failure so to disclose would be inconsistent with its obligations under applicable law.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

     SECTION 5.1 Preparation of the Form S-4 and the Joint Proxy Statement; Stockholders Meetings. (a) As soon as practicable following the date of this Agreement, Partners and NTL shall prepare and file with the SEC the Joint Proxy Statement and NTL shall prepare and file with the SEC the Form S-4, in which the Joint Proxy Statement will be included as a prospectus. Each of Partners and NTL shall use best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. Partners will use all best efforts to cause the Joint Proxy Statement to be mailed to Partners's stockholders, and NTL will use all best efforts to cause the Joint Proxy Statement to be mailed to NTL's stockholders, in each case as promptly as practicable after the Form S-4 is declared effective under the Securities Act. NTL shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) required to be taken under any applicable state securities laws in connection with the issuance of NTL Capital Stock in the Amalgamation and Partners shall furnish all information concerning Partners and the holders of Partners Common Stock as may be reasonably requested in connection with any such action. No filing of, or amendment or supplement to, the Form S-4 or the Joint Proxy Statement will be made by NTL without the prior consent of Partners, such consent not to be unreasonably withhold or delayed. NTL will advise Partners, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the NTL Capital Stock issuable in connection with the Amalgamation for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Amalgamation Effective Time any information relating to Partners or NTL, or any of their respective affiliates, officers or directors, should be discovered by Partners or NTL which should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of Partners and NTL.

     (b) Partners shall duly call, give notice of, convene and hold a meeting of its stockholders (the "Partners Stockholders Meeting") in accordance with the Companies Act and Partners's bye-laws for the purpose of obtaining the Partners Stockholder Approval and, subject to Sections 4.2(b) and (d), through its Board of Directors, recommend to its stockholders the approval and adoption of this Agreement and the Amalgamation. Partners agrees that its obligations to convene the Partners Stockholders Meeting pursuant to this Section 5.1(b) shall not be affected by the commencement, public proposal, public disclosure or communication to Partners of any Partners Takeover Proposal.

     (c) NTL shall, as promptly as practicable after the Form S-4 is declared effective under the Securities Act, duly call, give notice of, convene and hold a meeting of its stockholders (the "NTL Stockholders Meeting") in accordance with the Delaware General Corporation Law for the purpose of obtaining the NTL Stockholder Approval and shall, through its Board of Directors, recommend to its stockholders the approval and adoption of this Agreement, and the other transactions contemplated hereby. The Board of Directors of NTL or Sub or any committee thereof shall not withdraw or modify, or propose publicly to withdraw or modify in a manner adverse to Partners, the approval or recommendation by such Board of Directors or such committee of this Agreement and the transactions contemplated hereby.

     (d) NTL and Partners will use best efforts to hold the Partners Stockholders Meeting and the NTL Stockholders Meeting on the same date and as soon as reasonably practicable after the date hereof.

     SECTION 5.2 Letters of Partners's Accountants. Partners shall use reasonable efforts to cause to be delivered to NTL two letters from Partners's independent accountants, one dated a date within two business days before the date on which the Form S-4 shall become effective and one dated a date within two business days before the Amalgamation Closing Date, each addressed to NTL, in form and substance reasonably satisfactory to NTL and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

     SECTION 5.3 Letters of NTL's Accountants. NTL shall use reasonable efforts to cause to be delivered to Partners two letters from NTL's independent accountants, one dated a date within two business days before the date on which the Form S-4 shall become effective and one dated a date within two business days before the Amalgamation Closing Date, each addressed to Partners, in form and substance reasonably satisfactory to Partners and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

     SECTION 5.4 Access to Information; Confidentiality. Subject to the Confidentiality Agreement dated March 10, 1997, between NTL and Partners (the "Confidentiality Agreement"), and subject to restrictions contained in confidentiality or other agreements to which such party is subject (which such party will use its reasonable efforts to have waived) and applicable law, each of Partners and NTL shall, and shall cause each of its respective subsidiaries to, afford to the other party and to the officers, employees, accountants, counsel, financial advisors and other representatives of such other party, reasonable access during normal business hours during the period prior to the Amalgamation Effective Time to all their respective properties, books, contracts, commitments, personnel and records and, during such period, each of Partners and NTL shall, and shall cause each of its respective subsidiaries to, furnish promptly to the other party (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and (b) all other information concerning its business, properties and personnel as such other party may reasonably request. No review pursuant to this Section 5.4 shall affect any representation or warranty given by the other party hereto. Each of Partners and NTL will hold, and will cause its respective officers, employees, accountants, counsel, financial advisors and other representatives and affiliates to hold, any nonpublic information in accordance with the terms of the Confidentiality Agreement.

     SECTION 5.5 Reasonable Best Efforts. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Amalgamation and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties,
(iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. Without limitation of the foregoing, Partners and NTL shall, and shall cause each of their subsidiaries to, and, in the case of Partners, shall use its reasonable best efforts to cause its Significant Affiliates to, promptly supply such information as is reasonably necessary to enable the confirmations and indications referred to in Section 6.1(c) to be obtained.

     (b) In connection with and without limiting the foregoing, Partners and NTL shall (i) take all action necessary to ensure that no takeover statute or similar statute or regulation (other than the U.K. City Code on Takeovers and Mergers in relation to Cable London) is or becomes applicable to the Amalgamation, this Agreement, or any of the other transactions contemplated by this Agreement and (ii) if any takeover statute or similar statute or regulation becomes applicable to the Amalgamation, this Agreement, or any other transaction contemplated by this Agreement, take all action necessary to ensure that the Amalgamation and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Amalgamation and the other transactions contemplated by this Agreement.

     SECTION 5.6 Stock Options and Stock Appreciation Rights. (a) As soon as practicable following the date of this Agreement, the Board of Directors of Partners (or, if appropriate, any committee administering the Partners Stock Plan or Partners 1995 Stock Appreciation Rights Plan (the "Partners SAR Plan", and together with the Partners Stock Plan, the "Partners Incentive Plans"), if requested by NTL, shall, subject to the rights of the holders thereunder, adopt such resolutions or take such other actions as may be required to effect the following:

          (i) adjust the terms of all outstanding Partners Employee Stock Options granted under Partners Stock Plan, whether vested or unvested, as necessary to provide that, at the Amalgamation Effective Time, each Partners Employee Stock Option outstanding immediately prior to the Amalgamation Effective Time shall be adjusted and thereafter represent an option to acquire, on the same terms and conditions as were applicable under such Partners Employee Stock Option, the number of shares of NTL Common Stock equal to the number of shares of Partners Common Stock subject to the Partners Employee Stock Option, multiplied by the Exchange Ratio (such product rounded up to the nearest whole number), at an exercise price per share of NTL Common Stock (rounded down to nearest whole cent) equal to
     (A) the aggregate exercise price for the shares of Partners Common Stock otherwise purchasable pursuant to such Partners Employee Stock Option divided by (B) the aggregate number of whole shares of NTL Common Stock deemed to be subject to such Partners Employee Stock Option in accordance with the foregoing (each, as so adjusted, an "Adjusted Option");

          (ii) adjust the terms of all outstanding Partners stock appreciation rights (the "Partners SARs") granted under the Partners SAR Plan as necessary to provide that, at the Amalgamation Effective Time, each Partners SAR outstanding immediately prior to the Amalgamation Effective Time shall be adjusted and thereafter represent a right to receive an amount of cash, on the same terms and conditions as were applicable under such Partners SAR, without regard to any provision reducing the period of exercise of such Partners SAR pursuant to the cessation of service as a director of Partners, equal to the amount by which the Fair Market Value (as defined in the Partners SAR Plan) per share of NTL Common Stock multiplied by the Exchange Ratio (rounded to the nearest cent) exceeds a base price per share of NTL Common Stock equal to the base price for the Partners Class A Common share subject to such Partners SAR (each, as so adjusted, an "Adjusted SAR"); and

          (iii) take such other actions relating to the Partners Incentive Plans as Partners and NTL may agree are appropriate to give effect to the Amalgamation, including as provided in Section 5.7.

     (b) As soon as practicable after the Amalgamation Effective Time, NTL shall deliver to the holders of Partners Employee Stock Options and Partners SARs appropriate notices setting forth such holders' rights pursuant to the respective Partners Incentive Plan and the agreements evidencing the grants of awards thereunder and that such awards and agreements shall be assumed by NTL and shall continue in effect on the same terms and conditions (subject to the provisions of this Section 5.6, including adjustments required by this Section
5.6 after giving effect to the Amalgamation).

     (c) A holder of an Adjusted Option or Adjusted SAR may exercise such Adjusted Option or Adjusted SAR in whole or in part in accordance with its terms by delivering a properly executed notice of exercise to NTL, together with the consideration therefor and the federal withholding tax information, if any, required in accordance with the related Partners Incentive Plan.

     (d) Except as otherwise contemplated by this Section 5.6 and except to the extent required under the respective terms of the Partners Employee Stock Options and Partners SARs in effect as of the date hereof, all restrictions or limitations on transfer and vesting with respect to Partners Employee Stock Options and Partners SARs awarded under the Partners Incentive Plans or any other plan, program or arrangement of Partners or any of its subsidiaries, to the extent that such restrictions or limitations shall not have already lapsed, shall remain in full force and effect with respect to such options and SARs after giving effect to the Amalgamation and the assumption by NTL as set forth above.

     SECTION 5.7 Partners Incentive Plans and Certain Employee Matters. (a) At the Amalgamation Effective Time, the Partners Incentive Plans shall be assumed by NTL, with the result that all obligations of Partners under the Partners Incentive Plans, including with respect to awards outstanding at the Amalgamation Effective Time under each Partners Incentive Plan, shall be obligations of NTL following the Amalgamation Effective Time. Prior to the Amalgamation Effective Time, NTL shall take all necessary actions (including, if required to comply with Section 162(m) or 422 of the Code (and the regulations thereunder) or applicable law or rule of the NASDAQ, obtaining the approval of its stockholders at the NTL Stockholders Meeting) for the assumption of the Partners Incentive Plans, including the reservation, issuance and quotation of NTL Common Stock in a number at least equal to (x) the number of shares of NTL Common Stock that will be subject to Amalgamation Adjusted Options and (y) the product of the Exchange Ratio and the number of shares of Partners Common Stock available for future awards under the Partners Stock Plan immediately prior to the Amalgamation Effective Time. No later than the Amalgamation Effective Time, NTL shall prepare and file with the SEC a registration statement on Form S-8 (or another appropriate form) registering a number of shares of NTL Common Stock determined in accordance with the preceding sentence. Such registration statement shall be kept effective (and the current status of the prospectus or prospectuses required thereby shall be maintained) at least for so long as Amalgamation Adjusted Options remain outstanding and until such time as the shares of NTL Common Stock subject to such Amalgamation Adjusted Options are no longer subject to resale restrictions under the Securities Act.

     (b) Following the Amalgamation Effective Time, NTL will honor all obligations of Partners or its subsidiaries under employment agreements of Partners or its subsidiaries as amended and/or restated as contemplated in this Agreement.

     SECTION 5.8 Indemnification, Exculpation and Insurance. (a) For six years after the Amalgamation Effective Time and thereafter with respect to any claims during such six year period, NTL shall indemnify, defend and hold harmless the current or former directors and officers of Partners and its subsidiaries (each, an "Indemnified Party") against all costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of acts or omissions occurring at or prior to the Amalgamation Effective Time to the fullest extent that Partners is permitted to indemnify such persons under the laws of Bermuda and Partners's bye-laws as in effect on the date hereof (and NTL shall advance expenses (including expenses constituting Costs described in Section 5.8(d)) as incurred to the fullest extent permitted under applicable law. In addition, from and after the Amalgamation Effective Time, directors and officers of Partners who become directors or officers of NTL or the Amalgamated Company will be entitled to the same indemnity rights and protections as are afforded to other directors and officers of NTL.

     (b) In the event that NTL or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of NTL assume the obligations set forth in this
Section 5.8.

     (c) For six years after the Amalgamation Effective Time, NTL shall provide to Partners's current directors and officers liability insurance covering acts or omissions occurring prior to the Amalgamation Effective Time with respect to those persons who are currently covered by Comcast Corporation's directors' and officers' liability insurance policy on terms with respect to such coverage and amount no less favorable than those of such policy in effect on the date hereof, provided that in no event shall NTL be required to expend more than $360,000 in the aggregate to maintain such coverage.

     (d) The provisions of this Section 5.8 (i) are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise. Each Indemnified Party is hereby expressly made a third party beneficiary of the provisions in favor of the Indemnified Parties set forth in this Section 5.8. NTL will pay all reasonable Costs, including attorney's fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided for in this Section 5.8.

     SECTION 5.9 Fees and Expenses. All fees and expenses incurred in connection with the Amalgamation, this Agreement, and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Amalgamation is consummated.

     SECTION 5.10 Public Announcements. NTL and Partners will consult with each other before issuing, and provide each other the opportunity to review, comment upon and concur with and use reasonable efforts to agree on, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Amalgamation, and shall not issue any such press release or make any such public statement prior to such consultation, except as either party may determine is required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.

     SECTION 5.11 NASDAQ Quotation. NTL shall use reasonable best efforts to cause the NTL Common Stock issuable under Article II and upon exercise of Amalgamation Adjusted Options pursuant to Section 5.6 to be approved for quotation on the NASDAQ, subject to official notice of issuance, as promptly as practicable after the date hereof, and in any event prior to the Amalgamation Closing Date. NTL shall use reasonable best efforts to cause the NTL Class C Preferred and NTL Class D Preferred to be approved for quotation on the NASDAQ, subject to official notice of issuance, prior to the 60th day following the Amalgamation Closing Date if either or both of such preferred stocks are then outstanding.

     SECTION 5.12 Stockholder Litigation. Each of Partners and NTL shall give the other the reasonable opportunity to participate in the defense of any stockholder litigation against Partners or NTL, as applicable, and its directors relating to the transactions contemplated by this Agreement.

     SECTION 5.13 Purchase Rights. (a) From the date hereof until the Amalgamation Closing Date, the parties hereto shall consult with each other as to any actions to be taken in connection with the Purchase Rights. The parties hereto agree that NTL shall have the primary role in any negotiations in respect of the Purchase Rights; provided that (i) Partners shall have received prior notice of and shall have the right to participate in any such negotiations, (ii) if any offer is made to settle in cash either or both of the Purchase Rights, Partners shall have the right, in its sole discretion, to veto any such settlement, (iii) Partners shall not accept any offer or proposed value for Partners' interests in either of the Significant Affiliates without NTL's consent and (iv) except as otherwise provided herein, Partners shall take such actions as are requested by NTL in connection with such negotiations following such consultation. In connection with any negotiated agreement, arrangement or understanding that would result in the Purchase Rights being Resolved for purposes of Section 2.1(b)(i), (x) NTL shall have the sole right to determine the terms and conditions of any such agreement, arrangement or understanding so long as such terms and conditions would not adversely affect the right of Partners stockholders to receive in the Amalgamation the Amalgamation Consideration provided for in Section 2.1(b)(i) and (y) in the event of the entering into of any such agreement, arrangement or understanding, Partners shall take such actions as are necessary to effect the transactions contemplated thereby.

     (b) Notwithstanding the provisions of Section 5.13(a),(i) Partners shall not be obligated to take an action requested by NTL if Partners determines in good faith, after obtaining and taking into account the advice of outside counsel (which outside counsel shall be made available to NTL and NTL's outside counsel prior to Partners's final determination), that such action would reasonably be likely to cause Partners to be in breach of its contractual obligations or to violate its legal duties and (ii) Partners shall not be obligated to commence a proceeding or initiate litigation in respect of the Purchase Rights unless (A) such proceeding or litigation is in the nature of a declaratory judgment or (B) a recognized law firm practicing the law of the applicable jurisdiction retained by NTL shall be of the view that such proceeding or litigation has a reasonable likelihood of success on the merits.

     SECTION 5.14 Standstill Agreements; Confidentiality Agreements. During the period from the date of this Agreement through the Amalgamation Effective Time, Partners shall not terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which it or any of its respective subsidiaries is a party. During such period, Partners shall enforce, to the fullest extent permitted under applicable law, the provisions of any such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court having jurisdiction.

     SECTION 5.15 Conveyance Taxes. NTL and Partners shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees or any similar taxes which become payable in connection with the transactions contemplated by this Agreement that are required or permitted to be filed on or before the Amalgamation Effective Time. NTL shall pay, and Partners shall pay, without deduction or withholding from any amount payable to the holders of Partners Common Stock, any such taxes or fees imposed by any Governmental Entity (and any penalties and interest with respect to such taxes and fees), which become payable in connection with the transactions contemplated by this Agreement, on behalf of their respective stockholders.

     SECTION 5.16 Debt Offers. NTL and Partners will each use its respective reasonable best efforts to obtain, upon terms and conditions which are reasonably satisfactory to NTL, the consents of the holders of its various debt securities in order to permit the Amalgamation. The costs, fees and expenses payable by Partners in connection with its debt offer shall be subject to the reasonable approval of NTL.

     SECTION 5.17 Comcast Name. Promptly following the Amalgamation Closing Date, NTL shall cause the Amalgamated Company and each of its subsidiaries, to the extent necessary, to file with the applicable governmental body, agency or official an amendment to its organizational documents to delete from its name the name "Comcast", and to do or cause to be done all other acts, including the payment of any fees required in connection therewith, to cause such amendment to become effective. As promptly as reasonably practicable following the Amalgamation Closing Date in a commercially reasonable manner, NTL shall cause the Amalgamated Company and each of its subsidiaries to cease use of any materials bearing the name "Comcast" or any derivative thereof.

     SECTION 5.18 Structure. (a) During the first 45 days after the date hereof, the parties will explore in good faith the structure of the transactions contemplated herein to determine whether tax efficiencies can be achieved without affecting in any adverse manner the value of the transactions to NTL or the stockholders of Partners or impairing the ability of the parties to complete the transactions by the End Date. If such efficiencies are identified, the parties will use reasonable best efforts to restructure the transaction in a manner consistent therewith.

     (b) As soon as practicable after the date hereof and prior to the Amalgamation Closing, the parties will use their reasonable best efforts to agree on a rate (the "Tax Rate") which reflects the tax which the parties anticipate will be payable by Partners on any transfer of its interest in a Significant Affiliate pursuant to the applicable Purchase Rights.

     SECTION 5.19 Relationship with Significant Affiliates. Subject to Section 5.13, Partners hereby agrees that (i) it will not vote for or consent to any changes to the agreements or understandings relating to its investment in Cable London or Birmingham Cable and (ii) it will cause its representative(s) on the boards of directors of Cable London and Birmingham Cable, subject to their legal obligations and contractual obligations in effect as of the date hereof, not to take any action which is likely to have a material adverse effect on Partners or, after giving effect to the Amalgamation, the Amalgamated Company, in each case, without the prior approval of NTL, which approval shall not be unreasonably withheld or delayed.

     SECTION 5.20 NTL Preferred Stock. (a) If the NTL Class C Stock or NTL Class D Stock, or both, are to be issued as part of the Amalgamation Consideration, prior to the Amalgamation Effective Time, NTL shall take all necessary steps to file with the Secretary of State of the State of Delaware the Certificates of Designation with respect to the NTL Class C Stock or NTL Class D Stock, or both, as the case may be, with such further changes as the parties hereto may agree, all in accordance with applicable provisions of the Delaware General Corporation Law, and to amend the Rights Agreement under which the Series A Junior Participating Preferred Stock ("Rights") are reserved for issuance to cause such Rights to be issuable in respect of the NTL Class C Stock or NTL Class D Stock, or both, as the case may be, as contemplated hereby. If, upon formal designation, each share of NTL Class C Stock or NTL Class D Stock is not equivalent to a share of NTL Common Stock, the amounts set forth in Section
2.1 and the number (1.00) set forth in Exhibit 2.1 shall be appropriately adjusted.

     (b) The definition of Equity Interest Proceeds in the Certificates of Designation for the NTL Class C Stock and the NTL Class D Stock will reflect the Tax Rate determined pursuant to Section 5.18(b).

                                   ARTICLE VI

                              CONDITIONS PRECEDENT

     SECTION 6.1 Conditions to Each Party's Obligation to Effect the Amalgamation. The respective obligation of each party to effect the Amalgamation is subject to the satisfaction or waiver on or prior to the Amalgamation Closing Date of the following conditions:

          (a) Stockholder Approvals. Each of the Partners Stockholder Approval and the NTL Stockholder Approval shall have been obtained.

          (b) Minister Consent. The consent of the Minister to the Amalgamation shall have been obtained.

          (c) Amalgamation Required British Approvals. The following shall have occurred:

             (i) NTL shall have received a written indication from The Secretary of State for Trade and Industry ("DTI") and from the Independent Television Commission ("ITC"), in terms reasonably satisfactory to NTL, to the effect that the Amalgamation will not lead to the revocation of any licenses (issued pursuant to other the Cable and Broadcasting Act 1984 or the Broadcasting Act 1980 (as amended) or the revocation or any of the telecommunications or wireless telegraphy licenses insured by the DTI pursuant to the Telecommunications Act 1984 or the Wireless Telegraphy Act 1949) which are held by Partners or any of its subsidiaries or any Significant

        Affiliate, except for any licenses the loss of which would not have a material adverse effect on the licensee;

             (ii) NTL shall have received written confirmation from the Office of Telecommunications, in terms reasonably satisfactory to NTL, that the Director General has not after the date hereof (a) issued any directions to Partners or any of its subsidiaries or any Significant Affiliate in connection with their telecommunication licenses issued pursuant to the Telecommunications Act 1984 or their wireless telegraphy licenses issued pursuant to the Wireless Telegraphy Act 1949, (b) given notice to Partners or any of its subsidiaries or Significant Affiliate of its intention to make modifications to such licenses (other than modifications which are to be made to all or substantially all of the licenses issued pursuant to the Telecommunications Act 1984 or the Wireless Telegraphy Act 1949 (as appropriate), or (c) taken any steps pursuant to Section 18 of the Telecommunications Act 1984 or the Wireless Telegraphy Act 1948 in relation to enforcement of any such licenses, except for, in the case of clause (a), such directions, in the case of clause (b), such modifications, or, in the case of clause (c), such enforcement steps as would not have a material adverse effect on the licensee;

             (iii) NTL shall have received written confirmation from the ITC, in terms reasonably satisfactory to NTL, that the ITC has not after the date hereof (a) issued any directions to Partners or any of its subsidiaries or any Significant Affiliate in connection with any license issued pursuant to the Cable and Broadcasting Act 1984 or the Broadcasting Act 1990 (as amended), (b) given notice to Partners or any of its subsidiaries or any Significant Affiliate of its intention to make modifications to any such license (other than modifications which are to be made to all or substantially all licenses issued pursuant to the Cable and Broadcasting Act 1984 or the Broadcasting Act 1990 as the case may be), or (c) taken any steps in relation to enforcement of any such license, except for, in the case of clause (a), such directions, in the case of clause (b), such modifications, or, in the case of clause
        (c), such enforcement steps as would not have a material adverse effect on the licensee;

             (iv) the Office of Fair Trading shall have indicated to NTL, in terms reasonably satisfactory to NTL, either that the Amalgamation does not qualify for investigation by the Monopolies and Mergers Commission pursuant to the Fair Trading Act 1973 or that The Secretary of State for Trade and Industry has decided not to refer the Amalgamation to the Monopolies and Mergers Commission;

             (v) The UK Panel on Takeovers and Mergers shall have confirmed to NTL, in terms reasonably satisfactory to NTL, that the Amalgamation will not give rise to any obligation upon NTL or Partners or any of its subsidiaries or associates to make a mandatory cash offer for the shares in Cable London not owned by Partners pursuant to the principles laid down in Note 7 of Rule 9.1 of The City Code on Takeovers and Mergers.

          (d) Governmental and Regulatory Approvals. Other than the filing provided for under Section 1.3 and the Minister Consent and the Amalgamation Required British Approvals (which are addressed in Sections 6.1(b) and 6.1(c)), all consents, approvals and actions of, filings with and notices to any Governmental Entity required of Partners, NTL or any of their subsidiaries to consummate the Amalgamation and the other transactions contemplated hereby, the failure of which to be obtained or taken (i) is reasonably expected to have a material adverse effect on the Amalgamated Company and its prospective subsidiaries, taken as a whole, or
     (ii) will result in a material violation of any laws, shall have been obtained, all in form and substance reasonably satisfactory to Partners and NTL.

          (e) No Injunctions or Amalgamation Restraints. No judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction or other legal restraint or prohibition (collectively, "Amalgamation Restraints") shall be in effect (i) preventing the consummation of the Amalgamation, or (ii) which otherwise is reasonably likely to have a material adverse effect on Partners or NTL, as applicable; provided, however, that each of the parties shall have used its best efforts to prevent the entry of any such Amalgamation Restraints and to appeal as promptly as possible any such Amalgamation Restraints that may be entered.

          (f) Form S-4. The Form S-4 shall have become effective under the Securities Act prior to the mailing of the Joint Proxy Statement by each of Partners and NTL to their respective stockholders and no stop order or proceedings seeking a stop order shall be threatened by the SEC or shall have been initiated by the SEC.

          (g) NASDAQ Quotation. The shares of NTL Common Stock issuable to Partners's stockholders as contemplated by Article II and the shares of NTL Common Stock issuable upon exercise of Amalgamation Adjusted Options pursuant to Section 5.6 shall have been approved for quotation on the NASDAQ, subject to official notice of issuance.

          (h) Amalgamation Required Consents. NTL or Partners, as the case may be, shall have obtained all consents designated as "Amalgamation Required Consents" in the NTL Disclosure Schedule or the Partners Disclosure Schedule.

     SECTION 6.2 Conditions to Obligations of NTL. The obligation of NTL to effect the Amalgamation is further subject to satisfaction or waiver of the following conditions:

          (a) Representations and Warranties. The representations and warranties of Partners set forth herein shall be true and correct both when made and at and as of the Amalgamation Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality" or "material adverse effect" set forth therein) does not have, and is not likely to have, individually or in the aggregate, a material adverse effect on NTL or Partners.

          (b) Performance of Obligations of Partners. Partners shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Amalgamation Closing Date.

          (c) No Material Adverse Change. As of the Amalgamation Closing Date, there shall not have occurred any material adverse change relating to Partners from the date hereof.

          (d) Lock-Up. Each of Comcast and Warburg, Pincus Investors, L.P. shall have agreed to a "lock-up" agreement with NTL preventing them from selling, transferring or disposing of any interest in the Amalgamation Consideration received by them for a period of 180 days after the Amalgamation Closing Date.

          (e) Dissenting Shares. The number of Dissenting Shares shall not be more than 5% of the total issued and outstanding shares of Partners Class A Common Stock.

          (f) Audited Balance Sheet. The audited balance sheet and other financial statements of Partners as at December 31, 1997 and for the quarter and year then ended shall have been received by NTL and there shall be no material adverse difference in the amounts reflected therein for revenue and operating income (earnings before interest, taxes, depreciation and amortization) for the year and quarter ended December 31, 1997 and thereon for cash and cash equivalents, net working capital (current assets less current liabilities), third party debt, shareholder loans and equity as of December 31, 1997 from the amounts set forth on or in the Preliminary Financial Statements.

     SECTION 6.3 Conditions to Obligations of Partners. The obligation of Partners to effect the Amalgamation is further subject to satisfaction or waiver of the following conditions:

          (a) Representations and Warranties. The representations and warranties of NTL set forth herein shall be true and correct both when made and at and as of the Amalgamation Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality," or "material adverse effect" set forth therein) does not have, and is not likely to have, individually or in the aggregate, a material adverse effect on NTL.

          (b) Performance of Obligations of NTL. NTL shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Amalgamation Closing Date.

          (c) No Material Adverse Change. As of the Amalgamation Closing Date, there shall not have occurred any material adverse change relating to NTL from the date hereof.

          (d) Registration Rights. NTL shall have executed an Amalgamation Registration Rights Agreement implementing the terms set forth on Exhibit 6.3(d).

     SECTION 6.4 Frustration of Amalgamation Closing Conditions. Neither NTL nor Partners may rely on the failure of any condition set forth in Section 6.1,
6.2 or 6.3, as the case may be, to be satisfied if such failure was caused by such party's failure to use best efforts to consummate the Amalgamation and the other transactions contemplated by this Agreement, as required by and subject to
Section 5.5.

                                  ARTICLE VII

                       TERMINATION, AMENDMENT AND WAIVER

     SECTION 7.1 Termination. This Agreement may be terminated at any time prior to the Amalgamation Effective Time, and (except in the case of 7.1(d) or 7.1(e)) whether before or after the Partners Stockholder Approval or the NTL Stockholder Approval:

          (a) by mutual written consent of NTL and Partners;

          (b) by either NTL or Partners:

             (i) if the Amalgamation shall not have been consummated by August 4, 1998 (the "End Date"), provided, however, that (x) if there shall occur at any time subsequent to June 4, 1998 and prior to August 4, 1998 any Amalgamation Restraint prohibiting, delaying or restricting the Partners Stockholders Meeting, the voting of shares by Comcast Corporation in favor of the Amalgamation or the consummation of the Amalgamation, the End Date shall be extended to October 4, 1998, (y) if, as of August 4, 1998, the Required Consent of the bondholders of Partners shall not have been obtained, the End Date shall be extended to October 4, 1998, and (z) the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose failure to perform any of its obligations under this Agreement results in the failure of the Amalgamation to be consummated by such time; provided, however, that this Agreement may be extended not more than 30 days (but in no event to a date later than September 4, 1998) by either party by written notice to the other party if the Amalgamation shall not have been consummated as a direct result of NTL or Partners having failed to receive all regulatory approvals required to be obtained with respect to the Amalgamation.

             (ii) if the Partners Stockholder Approval shall not have been obtained at an Partners Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof;

             (iii) if the NTL Stockholder Approval shall not have been obtained at a NTL Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof; or

             (iv) if any Amalgamation Restraint having any of the effects set forth in Section 6.1(e) shall be in effect and shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 7.1(b)(iv) shall have used best efforts to prevent the entry of and to remove such Amalgamation Restraint;

          (c) by NTL, if Partners shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 6.2(a) or (b), and such condition is incapable of being satisfied by the End Date;

          (d) by Partners, if NTL shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 6.3(a) or (b), and such condition is incapable of being satisfied by the End Date; or

          (e) by Partners, prior to receipt of the Partners Stockholder Approval, if, (i) as of a date not more than ten Business Days before the Partners Stockholders Meeting, the NTL Average Stock Price determined as of such date is less than $26.70, (ii) notice shall have been provided to NTL hereunder of an intent to terminate and (iii) within five Business Days of receipt of such notice, NTL shall not have offered (by notice to NTL) to increase the Exchange Ratio such that the value of the Amalgamation Consideration shall be $10 per share of Partners Common Stock or more at such time.

     SECTION 7.2 Effect of Termination. In the event of termination of this Agreement by either Partners or NTL as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of NTL or Partners, other than the provisions of Section 3.1(l), Section 3.2(m), the last sentence of Section 5.4, Section 5.9, this
Section 7.2 and Article VIII, which provisions survive such termination, and except to the extent that such termination results from the willful and material breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

     SECTION 7.3 Amendment. This Agreement may be amended by the parties at any time before or after the Partners Stockholder Approval or the NTL Stockholder Approval; provided, however, that after any such approval, there shall not be made any amendment that by law requires further approval by the stockholders of Partners or NTL without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

     SECTION 7.4 Extension; Waiver. At any time prior to the Amalgamation Effective Time, a party may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 7.3, waive compliance by the other party with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

     SECTION 7.5 Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 7.1, an amendment of this Agreement pursuant to Section 7.3 or an extension or waiver pursuant to Section
7.4 shall, in order to be effective, require, in the case of NTL or Partners, action by its Board of Directors or, with respect to any amendment to this Agreement, the duly authorized committee of its Board of Directors to the extent permitted by law.

                                  ARTICLE VIII

                               GENERAL PROVISIONS

     SECTION 8.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Amalgamation Effective Time. This
Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Amalgamation Effective Time.

     SECTION 8.2 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

        (a) if to NTL or Sub, to
          NTL Incorporated
        110 East 59th Street
        New York, New York 10022
          Telecopy No.: (212) 906-8497
          Attention: Richard J. Lubasch

          with a copy to:

          Skadden, Arps, Slate, Meagher & Flom LLP
          919 Third Avenue
          New York, New York 10022
          Telecopy No.: (212) 735-2000
          Attention: Thomas H. Kennedy

          Appleby, Spurling & Kempe
          Cedar House
          Hamilton, HM EX, Bermuda
          Telecopy: (441) 292-8666
          Attention: Hugh Gillespie

        (b) if to Partners, to

           Comcast UK Cable Partners Limited
           Clarendon House
           2 Church Street West
           Hamilton, HM11, Bermuda
           Telecopy No.: (441) 292-4720
           Attention: Company Secretary

           with a copy to:

           Davis Polk & Wardwell
           450 Lexington Avenue
           New York, New York 10017
           Telecopy No.: (212) 450-4800
           Attention: John Knight

           Conyers, Dill & Pearman
           Clarendon House, Church Street
           P.O. Box HM 666
           Hamilton 11M CX, Bermuda
           Telecopy No.: (441) 292-4720
           Attention: David Lamb
           Comcast Corporation
           1500 Market Street
           Philadelphia, Pennsylvania 19102
           Telecopy No: (215) 981-7794
           Attention: General Counsel

     SECTION 8.3  Definitions.  For purposes of this Agreement:

          (a) an "affiliate" of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person, where "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise;

          (b) "knowledge" of any person which is not an individual means the actual knowledge of such person's executive officers or senior management of such person's operating divisions and segments or (in the case of Partners) representatives on the board of directors of a Significant Affiliate, in each case after due inquiry;

          (c) "material adverse change" or "material adverse effect" means, when used in connection with Partners or NTL, any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, materially adverse to the business, financial condition or results of operations of such party and its subsidiaries taken as a whole, other than changes, effects, events, occurrences or facts caused by changes in general economic or securities market conditions, changes that affect the U.K. cable industry generally or changes in the business of Partners that result from the announcement or proposed consummation of the Amalgamation or of the transactions contemplated hereby, including, without limitation, the existence and possible exercise of the Purchase Rights and actions taken by the parties in accordance with Section 5.13; and the terms "material" and "materially" have correlative meanings;

          (d) "person" means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity;

          (e) a "subsidiary" of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person; provided that, for purposes of this Agreement, neither Birmingham Cable nor Cable London shall be a subsidiary of Partners;

          (f) "Birmingham Cable" means Birmingham Cable Corporation Limited.

          (g) "Business Day" shall mean a day on which both (i) NASDAQ if functional for a normal trading day and (ii) banks in the City of New York are open for business, provided that with respect to the Amalgamation Closing Date, Business Day shall also mean that the Bermuda Ministry of Finance is operating on a normal schedule on such day;

          (h) "Cable London" means Cable London PLC.

          (i) "Equity Interest Proceeds" shall mean, with respect to Partners' interests in Cable London and Birmingham Cable, the pro rata net proceeds (i.e., the net amount received for the relevant equity interest (without regard to debt, loans from Partners to Significant Affiliates or the debt component (i.e., face amount and accrued and unpaid interest)) of any convertible security) from the consummation of the sale of the relevant interest under the applicable Purchase Rights less the Tax Adjustment; provided that, in the case of Partners' interest in Cable London, such amount shall be adjusted as follows: (i) if the convertible debt in Cable London has been converted prior to or in connection with the exercise of the Purchase Rights relating to Partners' interest in Cable London, the Equity Interest Proceeds shall be decreased by an amount equal to the debt component of Partners' share of such convertible debt and (ii) if such convertible debt has not been converted prior to or in connection with the exercise of such Right of First Refusal, the Equity Interest Proceeds shall be increased by an amount equal to the value of Partners' share of such convertible debt (less the debt component of such convertible debt).

          (j) "NTL Average Stock Price" shall mean the average of the average high and low sales prices of the NTL Common Stock or NASDAQ for each of the five trading days ending on the trading day prior to the date of determination;

          (k) "Required British Approval" shall mean those approvals and contents set forth in Section 6.1(c);

          (l) "Purchase Rights" shall mean in the case of Birmingham Cable, the right of first refusal set forth in Section 5.2 of the Co-Ownership Agreement, dated March 12, 1990, between US West International Holdings Inc. and Comcast Cablevision of Birmingham, Inc., as subsequently amended, supplemented and novated and, in the case of Cable London, the right of preemption set forth in Article 15(c) of the Articles of Association of Cable London;

          (m) "Significant Affiliate" shall mean Birmingham Cable and Cable London; and

          (n) "Tax Adjustment" shall mean a percentage of the gross proceeds which would be payable under the Tax Rate, without giving effect to any credits or adjustments available to NTL or Partners or any of their subsidiaries as a result of factors not related to the dispositions of such interest in the particular Significant Affiliate.

     SECTION 8.4 Interpretation. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns.

     SECTION 8.5 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

     SECTION 8.6 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the documents and instruments referred to herein) and the Confidentiality Agreement (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement and (b) except for the provisions of Article II, Section 5.6 and Section 5.8, are not intended to confer upon any person other than the parties any rights or remedies.

     SECTION 8.7  Governing Law.  Except for Article I, Article II, Section 4.2,
Section 5.7 and Section 5.17 (collectively, the "Bermuda Provisions"), which shall be governed by the laws of Bermuda, this Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

     SECTION 8.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by either of the parties hereto without the prior written consent of the other party. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

     SECTION 8.9  Consent to Jurisdiction.

     (a) Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees (except as provided in clause (b) of this Section 8.9) that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a federal court sitting in the State of Delaware or a Delaware state court.

     (b) With respect to the Bermuda Provisions, each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any court located in Bermuda in the event any dispute arises out of the Bermuda Provisions, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it will not bring any action relating to the Bermuda Provisions in any court other than a court sitting in Bermuda.

     SECTION 8.10 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     SECTION 8.11 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

     IN WITNESS WHEREOF, NTL, Sub and Partners have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

                                          NTL INCORPORATED

                                          By /s/ JOHN GREGG
                                            ------------------------------------
                                            John Gregg
                                             Title: Managing Director,
                                               Corporate Development

                                          NTL (BERMUDA) LIMITED

                                          By /s/ RICHARD J. LUBASCH
                                            ------------------------------------
                                            Richard J. Lubasch
                                            Title: Vice President

                                          COMCAST UK CABLE PARTNERS LIMITED

                                          By /s/ KEN MIKALAUSKAS
                                            ------------------------------------
                                            Ken Mikalauskas
                                            Title: Vice President, Finance

                                                                   EXHIBIT 2.1-C

                                    FORM OF
                    CERTIFICATE OF DESIGNATION, PREFERENCES
                          AND RIGHTS OF CLASS C JUNIOR
                         PARTICIPATING PREFERRED STOCK
                                       OF
                                NTL INCORPORATED

             PURSUANT TO SECTION 151 OF THE GENERAL CORPORATION LAW
                            OF THE STATE OF DELAWARE

     NTL Incorporated, a corporation organized and existing under the General Corporation Law of the State of Delaware, in accordance with the provisions of
Section 103 thereof, HEREBY CERTIFIES:

     That pursuant to the authority conferred upon the Board of Directors by the Certificate of Incorporation of the said Corporation, the said Board of
Directors on      , 1998 adopted the following resolution creating a series of shares of Preferred Stock designated as Class C Junior Participating Preferred
Stock:

     RESOLVED, that pursuant to the authority vested in the Board of Directors of this Corporation in accordance with the provisions of its Certificate of Incorporation, a series of Preferred Stock of the Corporation be and it hereby is created, and that the designation and amount thereof and the voting powers, preferences and relative, participating, optional and other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof are as follows:

          1. Designation and Amount. The shares of such series shall be designated as "Class C Junior Participating Preferred Stock," par value $.01 per share (the "Class C Junior Preferred Stock"), and the number of
     shares constituting such series shall be   .

          2. Dividends and Distributions. (a) Each share of Class C Junior Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available for the payment of dividends, contemporaneously with any dividends with respect to shares of Common Stock (as defined in Section 11), dividends in an amount per share (rounded to the nearest cent) equal to, subject to the provision for adjustment hereinafter set forth, 1.00* times the aggregate per share amount of cash dividends declared by the Board of Directors with respect to the Common Stock, and 1.00* times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions (other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock, by reclassification or otherwise) declared by the Board of Directors with respect to the Common Stock, to the same extent as, on the same basis as, and in the same form as (whether payable in cash or in kind), any dividends with respect to shares of Common Stock. With respect to each dividend payable in respect of the Class C Junior Preferred Stock, the record date for such dividend shall be the same as the record date for the corresponding dividend in respect of the Common Stock. Such dividends shall be payable on the dates specified by the Board of Directors as the dates for payment of dividends in respect of shares of Common Stock (each of such dates being a "dividend payment date")(unless such day is not a business day, in which event on the next succeeding business day). Such dividends shall be paid to the holders of record at the close of business on the date (the "record date") specified by the Board of Directors of the Corporation at the time such dividend is declared; provided that such date shall not be more than 60 days nor less than 10 days prior to the respective dividend payment date. In the event the Corporation shall at any time after the date of initial issuance of the Class C Junior Preferred Stock (the "Issuance Date"), (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the amount to which each share of Class C Junior Preferred Stock was entitled to receive immediately prior to such event under the first sentence of this Section 2(a) shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

          (b) So long as any shares of the Class C Junior Preferred Stock are outstanding, no dividends shall be declared or paid or set apart for payment or other distribution declared or made upon Parity Securities or Junior Securities by the Corporation, unless a dividend in the amount and form provided for herein is paid or set apart for payment on or in respect of the Class C Junior Preferred Stock.

          3. Voting Rights. The holders of shares of Class C Junior Preferred Stock shall have the following voting rights:

          (a) Except as otherwise provided herein, in the Certificate of Incorporation or under applicable law, (i) each share of Class C Junior Preferred Stock and each share of Class D Junior Preferred Stock shall be entitled to vote together with the Common Stock on all matters submitted for a vote of holders of Common Stock as a single class, (ii) subject to the provision for adjustment hereinafter set forth, shall be entitled to 1.00* votes per share of Class C Junior Preferred Stock and (iii) shall be entitled to notice of any stockholders' meeting in accordance with the Certificate of Incorporation and bylaws of the Corporation. In the event the Corporation shall at any time after the Issuance Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the number of votes per share to which holders of shares of Class C Junior Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

          (b) So long as any shares of Class C Junior Preferred Stock are outstanding, the Corporation shall not, without the written consent or affirmative vote at a meeting called for that purpose of the holders of two-thirds or more of the shares of Class C Junior Preferred Stock then outstanding, amend, alter or repeal, whether by merger, consolidation, combination, reclassification or otherwise, the Certificate of Incorporation or by-laws of the Corporation or of any provision thereof (including the adoption of a new provision thereof) which would result in an alteration or circumvention of the voting powers, designation and preferences and relative participating, optional and other special rights, and qualifications, limitations and restrictions of the Class C Junior Preferred Stock.

          (c) The consent or votes required in Section 3(b) shall be in addition to any approval of stockholders of the Corporation which may be required by law or pursuant to any provision of the Certificate of Incorporation or bylaws, which approval shall be obtained by vote of the stockholders of the Corporation in the manner provided in Section 3(a).

          4. Reacquired Shares. Any shares of Class C Junior Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein.

          5. Liquidation, Dissolution or Winding Up.

          (a) Upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, no distribution shall be made to the holders of Junior Securities unless, prior thereto, the holders of shares of Class C Junior Preferred Stock shall have received $0.01 per share (the "Class C Liquidation Preference"), and the holders of Parity Securities shall have received any liquidation preference due them (the "Parity Preference"). Following the payment of the full amount of the Class C Liquidation

---------------

* See Section 5.20.

     Preference, no additional distributions shall be made to the holders of shares of Class C Junior Preferred Stock unless, prior thereto, the holders of shares of Common Stock shall have received an amount per share (the "Common Adjustment") equal to the quotient obtained by dividing (i) the Class C Liquidation Preference by (ii) 1.00* (as appropriately adjusted as set forth in Section 5(c) below to reflect such events as stock splits, stock dividends and recapitalizations with respect to the Common Stock) (such number in clause (ii) being hereinafter referred to as the "Adjustment Number"). Following the payment of the full amount of the Class C Liquidation Preference, the Parity Preference and the Common Adjustment in respect of all outstanding shares of Class C Junior Preferred Stock, Class D Junior Preferred Stock and Common Stock, respectively, holders of shares of Class C Junior Preferred Stock, Class D Junior Preferred Stock and Common Stock shall receive their ratable and proportionate share of the remaining assets to be distributed in the ratio of the Adjustment Number to 1 with respect to such Class C Junior Preferred Stock and Class D Junior Preferred Stock, and Common Stock, on a per share basis, respectively.

          (b) In the event, however, that there are not sufficient assets available to permit payment in full of the Class C Liquidation Preference and the Parity Preference, then such remaining assets shall be distributed ratably to the holders of all such shares in proportion to their respective liquidation preferences. In the event, however, that there are not sufficient assets available to permit payment in full of the Common Adjustment, then such remaining assets shall be distributed ratably to the holders of Common Stock.

          (c) In the event the Corporation shall at any time after the Issuance Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the Adjustment Number in effect immediately prior to such event shall be adjusted by multiplying such Adjustment Number by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

          6. Consolidation, Merger, Share Exchange, etc. In case the Corporation shall enter into any consolidation, merger, share exchange, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the shares of Class C Junior Preferred Stock shall at the same time be similarly exchanged or changed in an amount per share (subject to the provision for adjustment hereinafter set forth) equal to 1.00* times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. In the event the Corporation shall at any time after the Issuance Date (i) declare any dividend on Common Stock payable in shares of Common Stock,
     (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Class C Junior Preferred Stock shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

          7. Redemption. (a) Except as set forth in Section 7(b) the shares of Class C Junior Preferred Stock shall not be redeemable.

          (b) If the Right of First Refusal is Exercised, each share of Class C Junior Preferred Stock shall, within 45 days of the receipt by the Corporation of the Equity Interest Proceeds, be redeemed by the Corporation for a pro rata (by number of shares of Class C Junior Preferred Stock originally issued) share of the Equity Interest Proceeds. Such redemption shall be, at the election of the Corporation, payable either (i) in cash, subject to any requirements of law or the Corporation's debt instruments, or

---------------

* See Section 5.20.

     (ii) in shares of Common Stock of the Corporation valued at the greater of $30 per share [subject to adjustment if change in NTL Common Stock prior to Issuance Date] or the NTL Average Market Price as of the date of receipt of the proceeds by the Corporation.

          (c) "Equity Interest Proceeds" shall mean the net proceeds received for the Corporation's equity interest (as of the Issuance Date) in Cable London (without regard to debt, loans from the Corporation to Cable London or the debt component (i.e., face amount and accrued and unpaid interest) of any convertible security) from the consummation of the sale of the interest under the Purchase Rights); provided that such amount shall be adjusted as follows: (i) if the convertible debt in Cable London has been converted prior to or in connection with the exercise of the Right of First Refusal, the Equity Interest Proceeds shall be decreased by an amount equal to the debt component of the Corporation's share of such convertible debt,
     (ii) if such convertible debt has not been converted prior to or in connection with the exercise of the Right of First Refusal, the Equity Interest Proceeds shall be increased by an amount equal to the value of the Corporation's share of such convertible debt (less the debt component of such convertible debt) and (iii) such amount will be reduced by taxes which would be payable on such sale at the Tax Rate, without giving effect to any credits or other adjustments available to the Corporation or its subsidiaries as a result of factors not related to the Corporation's interest in Cable London.

          (d) Nothing contained herein shall be deemed to restrict or prohibit the Corporation from acquiring shares of Class C Preferred Stock otherwise then pursuant to redemption pursuant to Section 7(b) hereof.

          8. Exchange. If (i) the Corporation shall so elect in its sole discretion or (ii) the Right of First Refusal is Resolved, the Corporation shall, within 45 days of the date of election with respect to clause (i) or the date the Rights of Refusal is Resolved with respect to clause (ii), exchange each share of Class C Junior Preferred Stock into 1.00* shares (or, if there has been one or more adjustments pursuant to the last sentence of Section 2(a), the adjusted number of shares) of Common Stock of the Corporation.

          9. Procedure for Redemption or Exchange. (a) In the event of redemption of the Class C Junior Preferred Stock pursuant to Section 7 or an exchange of the shares of Class C Junior Preferred Stock pursuant to
     Section 8, notice of such redemption or exchange shall be given to each holder of record of the shares to be redeemed or exchanged at such holder's address as the same appears on the stock transfer books of the Corporation at least 30 but not more than 45 days before the date fixed for redemption or exchange, as the case may be, provided, however, that no failure to give such notice nor any defect therein shall affect the validity of the redemption or exchange of any share of Class C Junior Preferred Stock to be redeemed or exchanged except as to the holder to whom the Corporation has failed to give said notice or except as to the holder whose notice was defective. Each such notice shall state: (i) the redemption date or exchange date; (ii) the amount and nature of the consideration to be paid in respect of each share; (iii) the place or places where certificates for such shares are to be surrendered for redemption or exchange; (iv) the specific provision hereof pursuant to which such redemption or exchange is to be made; and (v) that dividends on the shares to be redeemed or exchanged will cease to accrue on such redemption date or exchange date. Upon giving any notice of a redemption pursuant to Section 7 or notice of exchange pursuant to Section 8, the Corporation shall become obligated to redeem or exchange the shares of Class C Junior Preferred Stock specified in such notice on the redemption date or exchange date, as the case may be, specified in such notice.

          (b) Notice having been given as aforesaid, from and after the redemption date or the exchange date (unless, in the case of a redemption, default shall be made by the Corporation in providing money for the payment of the redemption price of the shares called for redemption or, in the case of an exchange, the Corporation defaults in issuing Common Stock or fails to pay or set aside for payment accrued and unpaid dividends on the Class C Junior Preferred Stock to the exchange date), dividends on the shares of

---------------

* See Section 5.20.

     Class C Junior Preferred Stock called for redemption or exchange shall cease to accrue, and all rights of the holders thereof as stockholders of the Corporation (except the right to receive from the Corporation the redemption price without interest or the Common Stock and accrued and unpaid dividends on the Class C Junior Preferred Stock to the exchange date) shall cease. Upon surrender in accordance with said notice of the certificates for any shares so redeemed or exchanged (properly endorsed or assigned for transfer, if the Board of Directors of the Corporation shall so require and the notice shall so state), such share shall be redeemed or exchanged by the Corporation at the redemption price or rate of exchange aforesaid.

          (c) The Corporation will pay any and all issuance and delivery taxes that may be payable in respect of the issuance or delivery of Common Stock in exchange for shares of Class C Junior Preferred Stock. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of Common Stock in a name other than that in which the shares of Class C Junior Preferred Stock so exchange were registered, and no such issuance or delivery shall be made unless and until the person requesting such issuance has paid to the Corporation the amount of any such tax or has established to the satisfaction of the Corporation that such tax has been paid.

          (d) If a notice of redemption shall have been given, such redemption is for consideration consisting solely of cash and if, prior to the redemption date, the Corporation shall have irrevocably deposited the aggregate redemption price of the shares of Class C Junior Preferred Stock to be redeemed in trust for the pro rata benefit of the holders of the shares of Class C Junior Preferred Stock to be redeemed, so as to be and to continue to be available therefor, with a bank or trust company that (i) is organized under the laws of the United States of America or any state thereof, (ii) has capital and surplus of not less than $250,000,000 and
     (iii) has, or, if it has no publicly traded debt securities rated by a nationally recognized rating agency, is the subsidiary of a bank holding company that has, publicly traded debt securities rated at least "A" or the equivalent thereof by Standard & Poor's Corporation or "A-2" or the equivalent by Moody's Investor Service Inc., then upon making such deposit, all rights of holders of the shares so called for redemption shall cease, except the right of holders of such shares to receive the redemption price against delivery of such shares, but without interest, and such shares shall cease to be outstanding. Any funds so deposited that are unclaimed by holders of shares at the end of three years from such redemption date shall be repaid to the Corporation upon its request, after which repayment the holders of shares of Class C Junior Preferred Stock so called for redemption shall thereafter be entitled to look only to the Corporation for payment of the redemption price.

          (e) In the event of redemption of shares of Class C Junior Preferred Stock for shares of Common Stock pursuant to Section 7 or an exchange of Class C Junior Preferred Stock for shares of Common Stock pursuant to
     Section 8:

             (i) such redemption or exchange shall be deemed to have been effected on the redemption date or the exchange date, as the case may be, and the person in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such redemption or exchange shall be deemed to have become the holder of record of the shares of Common Stock represented thereby as of the close of business on the redemption date or the exchange date, as the case may be;

             (ii) all such shares of Common Stock issued upon redemption or exchange of the Class C Junior Preferred Stock will upon issuance be duly and validly issued and fully paid and non-assessable, free of all liens and charges and not subject to any preemptive rights;

             (iii) effective as of the close of business on the redemption date or exchange date, as the case may be, the holder thereof shall be deemed to be the holder of the shares of Common Stock for which such shares of Class C Junior Preferred Stock were redeemed or exchanged, as the case may be, and, as from the redemption date or the exchange date, as the case may be, such holder shall be entitled to all rights of a Common Stock holder;

             (iv) prior to the issuance of any such shares of Common Stock, the Corporation shall comply with all applicable federal and state laws and regulations which require action to be taken by the Corporation; and

             (v) no fractional shares of Common Stock shall be issued, but in lieu thereof the Corporation shall pay a cash adjustment in respect of such fractional interest in an amount equal to such fractional interest multiplied by the closing price reported by the principal securities exchange on which the shares of Common Stock are listed and traded on the redemption date or exchange date, as the case may be.

          (f) The Corporation covenants that it will at all times reserve and keep available, free from preemptive rights, such number of its authorized but unissued shares of Common Stock and/or its shares of Common Stock held as treasury stock as shall be required for the purpose of effecting the redemption or exchange of the Class C Junior Preferred Stock.

          10. Fiduciary Duty. The Board of Directors of the Corporation shall, with respect to all matters except those set forth in Sections 5, 7, 8, 9 and 13, have the obligations and duties (including fiduciary duties) to the holders of the Class C Junior Preferred Stock to the same extent and as if they were holders of the Common Stock. With respect to the matters set forth in Section 5, 7, 8, 9 and 13, the Board of Directors of the Corporation shall act in good faith and, in the event that the Corporation is not reasonably likely to enter into any agreement, arrangement or understanding directly or indirectly relating to the Right of First Refusal or the ownership interest in Cable London which would result in an exchange pursuant to clause (ii) of Section 8, and the Right of First Refusal is reasonably likely to be exercised, the Corporation shall use its reasonable efforts to maximize the proceeds to be received from the exercise thereof.

          11. Ranking. The Class C Junior Preferred Stock shall, with respect to dividend rights, rank on a parity with, the common stock, par value $.01 per share, of the Corporation (the "Common Stock") and the Class D Junior Participating Preferred Stock, par value $.01 per share, of the Corporation (the "Class D Junior Preferred Stock"). With respect to rights on liquidation, dissolution and winding up, the Class C Junior Preferred Stock shall rank prior to all classes of the Common Stock, on a parity with the Class D Junior Preferred Stock and junior to all other series of Preferred Stock. All equity securities of the Corporation to which the Class C Junior Preferred Stock ranks prior (whether with respect to dividends or upon liquidation, dissolution, winding up or otherwise), are collectively referred to herein as the "Junior Securities." All equity securities of the Corporation with which the Class C Junior Preferred Stock ranks on a parity (whether with respect to dividends or upon liquidation, dissolution or winding up), including the Class D Junior Preferred Stock, are collectively referred to herein as the "Parity Securities." All equity securities of the Corporation to which the Class C Junior Preferred Stock ranks junior (whether with respect to dividends or upon liquidation, dissolution or winding up) are collectively referred to herein as "Senior Securities". The respective definitions of Junior Securities, Parity Securities and Senior Securities shall also include any options exercisable for or convertible into any of the Junior Securities, Parity Securities and Senior Securities, as the case may be.

          12. Reports. So long as any of the Class C Junior Preferred Stock is outstanding, the Corporation will furnish the holders thereof with the quarterly and annual financial reports that the Corporation is required to file with the Securities and Exchange Commission pursuant to Section 13 or
     Section 15(d) of the Securities Exchange Act of 1934 or, in the event the Corporation is not required to file such reports, reports containing the same information as would be required in such reports.

          13. Definitions. "Exercised" shall mean that the Right of First Refusal has been validly exercised by TeleWest (other than pursuant to Clause (B) of the definition of "Resolved") and the Corporation (or the relevant subsidiary of the Corporation) has received the proceeds therefrom in consideration for the delivery of the equity interests thereunder.

     "NTL Average Market Price" means the average of the average of the high and low sales prices of the Common Stock of the Corporation on the principal market on which it is traded for each of the five trading days ending on the last trading day prior to the date of determination.

     "Resolved" shall mean that (A) the Right of First Refusal is no longer of any legal force and effect or (B) that the Corporation shall have entered into an agreement, arrangement or understanding with TeleWest directly or indirectly relating to a business combination between the Corporation and TeleWest or the Right of First Refusal or the ownership interests in Cable London.

     "Right of First Refusal" shall mean the right of preemption set forth in
Article 15(c) of the Articles of Association of Cable London.

     IN WITNESS WHEREOF, NTL INCORPORATED has caused this Certificate to be made
under the seal of the Corporation and signed by                               ,
its                               , and attested by
                              , its                               , this day of
          , 1998.

                                          NTL INCORPORATED

                                          By:
                                          --------------------------------------
                                            Name:
                                            Title:

[SEAL]

Attest:

---------------------------------------------------------
Name:
Title:

                                                                   EXHIBIT 2.1-D

                                    FORM OF
                    CERTIFICATE OF DESIGNATION, PREFERENCES
                          AND RIGHTS OF CLASS D JUNIOR
                         PARTICIPATING PREFERRED STOCK

                                       OF

                                NTL INCORPORATED

             PURSUANT TO SECTION 151 OF THE GENERAL CORPORATION LAW
                            OF THE STATE OF DELAWARE

     NTL Incorporated, a corporation organized and existing under the General Corporation Law of the State of Delaware, in accordance with the provisions of
Section 103 thereof, HEREBY CERTIFIES:

     That pursuant to the authority conferred upon the Board of Directors by the Certificate of Incorporation of the said Corporation, the said Board of
Directors on           , 1998 adopted the following resolution creating a series
of           shares of Preferred Stock designated as Class D Junior
Participating Preferred Stock:

     RESOLVED, that pursuant to the authority vested in the Board of Directors of this Corporation in accordance with the provisions of its Certificate of Incorporation, a series of Preferred Stock of the Corporation be and it hereby is created, and that the designation and amount thereof and the voting powers, preferences and relative, participating, optional and other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof are as follows:

          1. Designation and Amount. The shares of such series shall be designated as "Class D Junior Participating Preferred Stock," par value $.01 per share (the "Class D Junior Preferred Stock"), and the number of
     shares constituting such series shall be           .

          2. Dividends and Distributions. (a) Each share of Class D Junior Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available for the payment of dividends, contemporaneously with any dividends with respect to shares of Common Stock (as defined in Section 11), dividends in an amount per share (rounded to the nearest cent) equal to, subject to the provision for adjustment hereinafter set forth, 1.00* times the aggregate per share amount of cash dividends declared by the Board of Directors with respect to the Common Stock, and 1.00* times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions (other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock, by reclassification or otherwise) declared by the Board of Directors with respect to the Common Stock, to the same extent as, on the same basis as, and in the same form as (whether payable in cash or in kind), any dividends with respect to shares of Common Stock. With respect to each dividend payable in respect of the Class D Junior Preferred Stock, the record date for such dividend shall be the same as the record date for the corresponding dividend in respect of the Common Stock. Such dividends shall be payable on the dates specified by the Board of Directors as the dates for payment of dividends in respect of shares of Common Stock (each of such dates being a "dividend payment date")(unless such day is not a business day, in which event on the next succeeding business day). Such dividends shall be paid to the holders of record at the close of business on the date (the "record date") specified by the Board of Directors of the Corporation at the time such dividend is declared; provided that such date shall not be more than 60 days nor less than 10 days prior to the respective dividend payment date. In the event the Corporation shall at any time after the date of initial issuance of the Class D Junior Preferred Stock (the "Issuance Date"), (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a

---------------

* See Section 5.20.

smaller number of shares, then in each such case the amount to which each share of Class D Junior Preferred Stock was entitled to receive immediately prior to such event under the first sentence of this Section 2(a) shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

          (b) So long as any shares of the Class D Junior Preferred Stock are outstanding, no dividends shall be declared or paid or set apart for payment or other distribution declared or made upon Parity Securities or Junior Securities by the Corporation, unless a dividend in the amount and form provided for herein is paid or set apart for payment on or in respect of the Class D Junior Preferred Stock.

          3. Voting Rights. The holders of shares of Class D Junior Preferred Stock shall have the following voting rights:

             (a) Except as otherwise provided herein, in the Certificate of Incorporation or under applicable law, (i) each share of Class D Junior Preferred Stock and each share of Class C Junior Preferred Stock shall be entitled to vote together with the Common Stock on all matters submitted for a vote of holders of Common Stock as a single class, (ii) subject to the provision for adjustment hereinafter set forth, shall be entitled to 1.00* votes per share of Class D Junior Preferred Stock and
        (iii) shall be entitled to notice of any stockholders' meeting in accordance with the Certificate of Incorporation and bylaws of the Corporation. In the event the Corporation shall at any time after the Issuance Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the number of votes per share to which holders of shares of Class D Junior Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

             (b) So long as any shares of Class D Junior Preferred Stock are outstanding, the Corporation shall not, without the written consent or affirmative vote at a meeting called for that purpose of the holders of two-thirds or more of the shares of Class D Junior Preferred Stock then outstanding, amend, alter or repeal, whether by merger, consolidation, combination, reclassification or otherwise, the Certificate of Incorporation or by-laws of the Corporation or of any provision thereof (including the adoption of a new provision thereof) which would result in an alteration or circumvention of the voting powers, designation and preferences and relative participating, optional and other special rights, and qualifications, limitations and restrictions of the Class D Junior Preferred Stock.

             (c) The consent or votes required in Section 3(b) shall be in addition to any approval of stockholders of the Corporation which may be required by law or pursuant to any provision of the Certificate of Incorporation or bylaws, which approval shall be obtained by vote of the stockholders of the Corporation in the manner provided in Section 3(a).

          4. Reacquired Shares. Any shares of Class D Junior Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein.

          5. Liquidation, Dissolution or Winding Up. (a) Upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, no distribution shall be made to the holders of Junior Securities unless, prior thereto, the holders of shares of Class D Junior Preferred Stock shall have received $0.01 per share (the "Class D Liquidation Preference"), and the holders of Parity Securities

---------------

* See Section 5.20.

     shall have received any liquidation preference due them (the "Parity Preference"). Following the payment of the full amount of the Class D Liquidation Preference, no additional distributions shall be made to the holders of shares of Class D Junior Preferred Stock unless, prior thereto, the holders of shares of Common Stock shall have received an amount per share (the "Common Adjustment") equal to the quotient obtained by dividing
     (i) the Class D Liquidation Preference by (ii) 1.00* (as appropriately adjusted as set forth in Section 5(c) below to reflect such events as stock splits, stock dividends and recapitalizations with respect to the Common Stock) (such number in clause (ii) being hereinafter referred to as the "Adjustment Number"). Following the payment of the full amount of the Class D Liquidation Preference, the Parity Preference and the Common Adjustment in respect of all outstanding shares of Class C Junior Preferred Stock, Class D Junior Preferred Stock and Common Stock, respectively, holders of shares of Class C Junior Preferred Stock, Class D Junior Preferred Stock and Common Stock shall receive their ratable and proportionate share of the remaining assets to be distributed in the ratio of the Adjustment Number to 1 with respect to such Class C Junior Preferred Stock and Class D Junior Preferred Stock, and Common Stock, on a per share basis, respectively.

          (b) In the event, however, that there are not sufficient assets available to permit payment in full of the Class D Liquidation Preference and the Parity Preference, then such remaining assets shall be distributed ratably to the holders of all such shares in proportion to their respective liquidation preferences. In the event, however, that there are not sufficient assets available to permit payment in full of the Common Adjustment, then such remaining assets shall be distributed ratably to the holders of Common Stock.

          (c) In the event the Corporation shall at any time after the Issuance Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the Adjustment Number in effect immediately prior to such event shall be adjusted by multiplying such Adjustment Number by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

          6. Consolidation, Merger, Share Exchange, etc. In case the Corporation shall enter into any consolidation, merger, share exchange, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the shares of Class D Junior Preferred Stock shall at the same time be similarly exchanged or changed in an amount per share (subject to the provision for adjustment hereinafter set forth) equal to 1.00* times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. In the event the Corporation shall at any time after the Issuance Date (i) declare any dividend on Common Stock payable in shares of Common Stock,
     (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Class D Junior Preferred Stock shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

          7. Redemption. (a) Except as set forth in Section 7(b) the shares of Class D Junior Preferred Stock shall not be redeemable.

          (b) If the Right of First Refusal is Exercised, each share of Class D Junior Preferred Stock shall, within 45 days of the receipt by the Corporation of the Equity Interest Proceeds, be redeemed by the Corporation for a pro rata (by number of shares of Class D Junior Preferred Stock originally issued) share of the Equity Interest Proceeds. Such redemption shall be, at the election of the Corporation,

---------------

* See Section 5.20.

     payable either (i) in cash, subject to any requirements of law or the Corporation's debt instruments, or (ii) in shares of Common Stock of the Corporation valued at the greater of $30 per share [subject to adjustment if change in NTL Common Stock prior to Issuance Date] or the NTL Average Market Price as of the date of receipt of the proceeds by the Corporation.

          (c) "Equity Interest Proceeds" shall mean the net proceeds received for the equity interest (as of the Issuance Date) in Birmingham Cable (without regard to debt, loans from the Corporation to Birmington Cable or the debt component (i.e., face amount and accrued and unpaid interest) of any convertible security) from the consummation of the sale of the interest under the Purchase Rights less taxes which would be payable on such sale at the Tax Rate without giving effect to any credits or other adjustments available to the Corporation or its subsidiaries as a result of factors not related to the Corporation's interest in Birmingham Cable.

          (d) Nothing contained herein shall be deemed to restrict or prohibit the Corporation from acquiring shares of Class D Preferred Stock otherwise then pursuant to redemption pursuant to Section 7(b) hereof.

          8. Exchange. If (i) the Corporation shall so elect in its sole discretion or (ii) the Right of First Refusal is Resolved, the Corporation shall, within 45 days of the date of election with respect to clause (i) or the date the Rights of Refusal is Resolved with respect to clause (ii), exchange each share of Class D Junior Preferred Stock into 1.00* share (or, if there has been one or more adjustments pursuant to the last sentence of
     Section 2(a), the adjusted number of shares) of Common Stock of the Corporation.

          9. Procedure for Redemption or Exchange. (a) In the event of redemption of the Class D Junior Preferred Stock pursuant to Section 7 or an exchange of the shares of Class D Junior Preferred Stock pursuant to
     Section 8, notice of such redemption or exchange shall be given to each holder of record of the shares to be redeemed or exchanged at such holder's address as the same appears on the stock transfer books of the Corporation at least 30 but not more than 45 days before the date fixed for redemption or exchange, as the case may be, provided, however, that no failure to give such notice nor any defect therein shall affect the validity of the redemption or exchange of any share of Class D Junior Preferred Stock to be redeemed or exchanged except as to the holder to whom the Corporation has failed to give said notice or except as to the holder whose notice was defective. Each such notice shall state: (i) the redemption date or exchange date; (ii) the amount and nature of the consideration to be made in respect of each share; (iii) the place or places where certificates for such shares are to be surrendered for redemption or exchange; (iv) the specific provision hereof pursuant to which such redemption or exchange is to be made; and (v) that dividends on the shares to be redeemed or exchanged will cease to accrue on such redemption date or exchange date. Upon giving any notice of a redemption pursuant to Section 7 or notice of exchange pursuant to Section 8, the Corporation shall become obligated to redeem or exchange the shares of Class D Junior Preferred Stock specified in such notice on the redemption date or exchange date, as the case may be, specified in such notice.

          (b) Notice having been given as aforesaid, from and after the redemption date or the exchange date (unless, in the case of a redemption, default shall be made by the Corporation in providing money for the payment of the redemption price of the shares called for redemption or, in the case of an exchange, the Corporation defaults in issuing Common Stock or fails to pay or set aside for payment accrued and unpaid dividends on the Class D Junior Preferred Stock to the exchange date), dividends on the shares of Class D Junior Preferred Stock called for redemption or exchange shall cease to accrue, and all rights of the holders thereof as stockholders of the Corporation (except the right to receive from the Corporation the redemption price without interest or the Common Stock and accrued and unpaid dividends on the Class D Junior Preferred Stock to the exchange date) shall cease. Upon surrender in accordance with said notice of the certificates for any shares so redeemed or exchanged (properly endorsed or assigned for transfer, if the Board of Directors of the Corporation shall so require and the notice shall so state), such

---------------

* See Section 5.20.

     share shall be redeemed or exchanged by the Corporation at the redemption price or rate of exchange aforesaid.

          (c) The Corporation will pay any and all issuance and delivery taxes that may be payable in respect of the issuance or delivery of Common Stock in exchange for shares of Class D Junior Preferred Stock. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of Common Stock in a name other than that in which the shares of Class D Junior Preferred Stock so exchange were registered, and no such issuance or delivery shall be made unless and until the person requesting such issuance has paid to the Corporation the amount of any such tax or has established to the satisfaction of the Corporation that such tax has been paid.

          (d) If a notice of redemption shall have been given, such redemption is for consideration solely of cash and if, prior to the redemption date, the Corporation shall have irrevocably deposited the aggregate redemption price of the shares of Class D Junior Preferred Stock to be redeemed in trust for the pro rata benefit of the holders of the shares of Class D Junior Preferred Stock to be redeemed, so as to be and to continue to be available therefor, with a bank or trust company that (i) is organized under the laws of the United States of America or any state thereof, (ii) has capital and surplus of not less than $250,000,000 and (iii) has, or, if it has no publicly traded debt securities rated by a nationally recognized rating agency, is the subsidiary of a bank holding company that has, publicly traded debt securities rated at least "A" or the equivalent thereof by Standard & Poor's Corporation or "A-2" or the equivalent by Moody's Investor Service Inc., then upon making such deposit, all rights of holders of the shares so called for redemption shall cease, except the right of holders of such shares to receive the redemption price against delivery of such shares, but without interest, and such shares shall cease to be outstanding. Any funds so deposited that are unclaimed by holders of shares at the end of three years from such redemption date shall be repaid to the Corporation upon its request, after which repayment the holders of shares of Class D Junior Preferred Stock so called for redemption shall thereafter be entitled to look only to the Corporation for payment of the redemption price.

          (e) In the event of redemption of shares of Class D Junior Preferred Stock for shares of Common Stock pursuant to Section 7 or an exchange of Class D Junior Preferred Stock for shares of Common Stock pursuant to
     Section 8:

             (i) such redemption or exchange shall be deemed to have been effected on the redemption date or the exchange date, as the case may be, and the person in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such redemption or exchange shall be deemed to have become the holder of record of the shares of Common Stock represented thereby as of the close of business on the redemption date or the exchange date, as the case may be;

             (ii) all such shares of Common Stock issued upon redemption or exchange of the Class D Junior Preferred Stock will upon issuance be duly and validly issued and fully paid and non-assessable, free of all liens and charges and not subject to any preemptive rights;

             (iii) effective as of the close of business on the redemption date or exchange date, as the case may be, the holder thereof shall be deemed to be the holder of the shares of Common Stock for which such shares of Class D Junior Preferred Stock were redeemed or exchanged, as the case may be, and, as from the redemption date or the exchange date, as the case may be, such holder shall be entitled to all rights of a Common Stock holder;

             (iv) prior to the issuance of any such shares of Common Stock, the Corporation shall comply with all applicable federal and state laws and regulations which require action to be taken by the Corporation;

             (v) no fractional shares of Common Stock shall be issued, but in lieu thereof the Corporation shall pay a cash adjustment in respect of such fractional interest in an amount equal to such fractional interest multiplied by the closing price reported by the principal securities exchange on which the shares of Common Stock are listed and traded on the redemption date or exchange date, as the case may be; and

          (f) The Corporation covenants that it will at all times reserve and keep available, free from preemptive rights, such number of its authorized but unissued shares of Common Stock and/or its shares of Common Stock held as treasury stock as shall be required for the purpose of effecting the redemption or exchange of the Class D Junior Preferred Stock.

          10. Fiduciary Duty. The Board of Directors of the Corporation shall, with respect to all matters except those set forth in Sections 5, 7, 8, 9 and 13, have the obligations and duties (including fiduciary duties) to the holders of the Class D Junior Preferred Stock to the same extent and as if they were holders of the Common Stock. With respect to the matters set forth in Section 5, 7, 8, 9 and 13, the Board of Directors of the Corporation shall act in good faith and, in the event that the Corporation is not reasonably likely to enter into any agreement, arrangement or understanding directly or indirectly relating to the Right of First Refusal or the ownership interest in Birmingham Cable which would result in an exchange pursuant to clause (ii) of Section 8, and the Right of First Refusal is reasonably likely to be exercised, the Corporation shall use its reasonable efforts to maximize the proceeds to be received from the exercise thereof.

          11. Ranking. The Class D Junior Preferred Stock shall, with respect to dividend rights, rank on a parity with, the common stock, par value $.01 per share, of the Corporation (the "Common Stock") and the Class C Junior Participating Preferred Stock, par value $.01 per share, of the Corporation (the "Class C Junior Preferred Stock"). With respect to rights on liquidation, dissolution and winding up, the Class D Junior Preferred Stock shall rank prior to all classes of the Common Stock, on a parity with the Class C Junior Preferred Stock and junior to all other series of Preferred Stock. All equity securities of the Corporation to which the Class D Junior Preferred Stock ranks prior (whether with respect to dividends or upon liquidation, dissolution, winding up or otherwise), are collectively referred to herein as the "Junior Securities." All equity securities of the Corporation with which the Class D Junior Preferred Stock ranks on a parity (whether with respect to dividends or upon liquidation, dissolution or winding up), including the Class C Junior Preferred Stock, are collectively referred to herein as the "Parity Securities." All equity securities of the Corporation to which the Class D Junior Preferred Stock ranks junior (whether with respect to dividends or upon liquidation, dissolution or winding up) are collectively referred to herein as "Senior Securities". The respective definitions of Junior Securities, Parity Securities and Senior Securities shall also include any options exercisable for or convertible into any of the Junior Securities, Parity Securities and Senior Securities, as the case may be.

          12. Reports. So long as any of the Class D Junior Preferred Stock is outstanding, the Corporation will furnish the holders thereof with the quarterly and annual financial reports that the Corporation is required to file with the Securities and Exchange Commission pursuant to Section 13 or
     Section 15(d) of the Securities Exchange Act of 1934 or, in the event the Corporation is not required to file such reports, reports containing the same information as would be required in such reports.

          13. Definitions. "Exercised" shall mean that the Right of First Refusal has been validly exercised by TeleWest and/or General Cable (other than pursuant to clause (B) of the definition of "Resolved") and the Corporation (or the relevant subsidiary of the Corporation) has received the proceeds therefrom in consideration for the delivery of the equity interests thereunder.

     "NTL Average Market Price" means the average of the average of the high and low sales prices of the Common Stock of the Corporation on the principal market on which it is traded for each of the five trading days ending on the last trading day prior to the date of determination.

     "Resolved" shall mean that (A) the Right of First Refusal is no longer of any legal force and effect or (B) that the Corporation shall have entered into an agreement, arrangement or understanding with TeleWest and/or General Cable directly or indirectly relating to a business combination between the Corporation and TeleWest or the Right of First Refusal or the ownership interest in Birmingham Cable.

     "Right of First Refusal" shall mean the right of first refusal set forth in
Section 5.2 of the CoOwnership Agreement, dated March 12, 1990, between US West International Holdings Inc. and Comcast Cablevision of Birmingham, Inc., as subsequently amended, supplemented and novated.
made under the seal of the Corporation and signed by      , its      , and
attested by      , its      , this day of      , 1998.

                                          NTL INCORPORATED

                                          By:
                                          --------------------------------------
                                            Name:
                                            Title:

[SEAL]

Attest:

---------------------------------------------------------
Name:
Title:

                                                                  EXHIBIT 6.3(d)

                              REGISTRATION RIGHTS

Beneficiaries:               Comcast Incorporated
                             Warburg, Pincus Investors, L.P. ("WP")

Demand Rights:               Each of Comcast and WP has two demand rights with
                             respect to the NTL Capital Stock received in the Amalgamation, provided that (i) neither Comcast nor WP may demand more than one registration in any 12-month period and (ii) NTL will not be required to effect more than one demand registration in any 3-month period. Each of Comcast and WP may participate in the demand of the other. Except as previously disclosed, no other stockholders have the right, or will be given the right, to "piggyback" on any such demand.

Piggyback:                   Each of Comcast and WP may "piggyback" on up to two
                             registrations filed by NTL, subject to customary terms, including priority of NTL primary shares.

Terms: Customary terms and conditions. Expenses (other than underwriting discount) paid by NTL.

Other: From and after one year from the signing of the Amalgamation Agreement, if WP delivers a satisfactory written legal opinion to the Corporation and its transfer agent, the Corporation will cause the transfer agent to issue to WP unlegended certificates in respect of WP's shares of NTL Capital Stock.

Governing Law:               Delaware.

                                                                         ANNEX B

                               AMENDMENT NO. 1 TO
                       AGREEMENT AND PLAN OF AMALGAMATION

     Amendment No. 1 dated as of May 28, 1998 (the "AMENDMENT") to the Agreement and Plan of Amalgamation dated as of February 4, 1998 (the "AMALGAMATION AGREEMENT") among NTL Incorporated ("NTL"), NTL (Bermuda) Limited ("SUB") and Comcast UK Cable Partners Limited ("PARTNERS").

                              W I T N E S S E T H:

     WHEREAS, on February 4, 1998, the parties hereto entered into the Amalgamation Agreement; and

     WHEREAS, the parties hereto now desire to amend certain provisions of the Amalgamation Agreement;

     NOW, THEREFORE, the parties hereto agree as follows:

     1. Section 7.1(b)(i) of the Amalgamation Agreement is hereby amended in its entirety to read as follows:

        (i) if the Amalgamation shall not have been consummated by October 5, 1998 (the "END DATE"), provided, however, that (x) if there shall occur at any time subsequent to August 4, 1998 and prior to October 5, 1998 any Restraint prohibiting, delaying or restricting the Partners Stockholders Meeting, the voting of shares by Comcast Corporation in favor of the Amalgamation or the consummation of the Amalgamation, the End Date shall be extended to December 4, 1998, (y) if, as of October 5, 1998, the Required Consents of the bondholders of Partners shall not have been obtained, the End Date shall be extended to December 4, 1998, and (z) the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose failure to perform any of its obligations under this Agreement results in the failure of the Amalgamation to be consummated by such time; provided, however, that this Agreement may be extended not more than 30 days (but in no event to a date later than November 4, 1998) by either party by written notice to the other party if the Amalgamation shall not have been consummated as a direct result of NTL or Partners having failed to receive all regulatory approvals required to be obtained with respect to the Amalgamation.

     2. Unless otherwise specifically defined herein, each term used herein which is defined in the Amalgamation Agreement shall have the meaning assigned to such term in the Amalgamation Agreement. Each reference to "hereof", "hereunder", "herein" and "hereby" and each other similar reference and each reference to "this Agreement" and each similar reference contained in the Amalgamation Agreement shall from and after the date hereof refer to the Amalgamation Agreement as amended hereby.

     3. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflict of laws thereof.

     4. This Amendment may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Amendment shall become effective as of the date hereof.

     5. Except as amended hereby, all of the terms of the Amalgamation Agreement shall remain and continue in full force and effect and are hereby confirmed in all respects.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first above written.

                                          NTL INCORPORATED

                                          By: /s/ JOHN GREGG
                                            ------------------------------------
                                            Name:  John Gregg
                                            Title:    Managing Director,
                                                      Corporate Development

                                          NTL (BERMUDA) LIMITED

                                          By: /s/ RICHARD J. LUBASCH
                                            ------------------------------------
                                            Name:  Richard J. Lubasch
                                            Title:    Vice President

                                          COMCAST UK CABLE PARTNERS LIMITED

                                          By: /s/ KEN MIKALAUSKAS
                                            ------------------------------------
                                            Name:  Ken Mikalauskas
                                            Title:    Vice President, Finance

                                                                         ANNEX C

                               AMENDMENT NO. 2 TO
                       AGREEMENT AND PLAN OF AMALGAMATION

     Amendment No. 2 dated as of August 14, 1998 (the "AMENDMENT") to the Agreement and Plan of Amalgamation dated as of February 4, 1998, as amended (the "AMALGAMATION AGREEMENT"), among NTL Incorporated ("NTL"), NTL (Bermuda) Limited ("SUB") and Comcast UK Cable Partners Limited ("PARTNERS").

                              W I T N E S S E T H:

     WHEREAS, the parties hereto have previously entered into the Amalgamation Agreement;

     WHEREAS, concurrent herewith, NTL and Partners are entering into an agreement dated August 14, 1998 (the "TELEWEST AGREEMENT") with TeleWest Communications Plc and TeleWest Communications Holdings Limited relating to Birmingham Cable and Cable London; and

     WHEREAS, the parties hereto now desire to amend and supplement certain provisions of the Amalgamation Agreement;

     NOW, THEREFORE, the parties hereto agree as follows:

     1. Section 7.1(b)(i) of the Amalgamation Agreement is hereby amended in its entirety to read as follows:

        (i) if the Amalgamation shall not have been consummated by November 4, 1998 (the "END DATE"), provided, however, that (x) if there shall occur at any time subsequent to September 4, 1998 and prior to November 4, 1998 any Restraint prohibiting, delaying or restricting the Partners Stockholders Meeting, the voting of shares by Comcast Corporation in favor of the Amalgamation or the consummation of the Amalgamation, the End Date shall be extended to December 31, 1998,
            (y) if, as of November 4, 1998, the Required Consents of the bondholders of Partners shall not have been obtained, the End Date shall be extended to December 31, 1998, and (z) the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose failure to perform any of its obligations under this Agreement results in the failure of the Amalgamation to be consummated by such time; provided, however, that this Agreement may be extended not more than 30 days (but in no event to a date later than December 4, 1998) by either party by written notice to the other party if the Amalgamation shall not have been consummated as a direct result of NTL or Partners having failed to receive all regulatory approvals required to be obtained with respect to the Amalgamation.

     2. Section 5.5 and Section 5.16 of the Amalgamation Agreement are hereby amended by deleting the phrase "reasonable best efforts" each place it appears in such Sections and replacing it with the phrase "best efforts". Notwithstanding the provisions of Section 5.5, the parties agree that it shall not be a breach of any party's obligations thereunder if, prior to October 14, 1998, the conditions to closing set forth in Article VI have been satisfied and the Closing does not take place until October 14, 1998 in order to permit BC Completion (as defined in the TeleWest Agreement) to take place contemporaneously with the Closing.

     3. Section 6.2(d) of the Amalgamation Agreement is hereby amended by deleting the number "180" and replacing it with the number "150".

     4. NTL and Sub hereby expressly consent to the TeleWest Agreement and the transactions contemplated thereby and, for purposes of Section 8.6 of the Amalgamation Agreement, the TeleWest Agreement is hereby deemed to be a document referred to in the Amalgamation Agreement. It is expressly understood that if the Amalgamation is not consummated, Partners shall be entitled to exercise all of its rights under the TeleWest Agreement without any obligation of any kind to NTL.

     5. As a result of the entering into of the TeleWest Agreement, the parties agree that (i) the Rights of First Refusal relating to Birmingham Cable have been "Resolved"; provided that if, as of the Closing, the BC Completion shall not have taken place or shall not be taking place contemporaneously with the Closing, the Rights of First Refusal relating to Birmingham Cable shall be deemed to be "Unresolved", and (ii) the Rights of First Refusal relating to Cable London have been "Resolved".

     6. Unless otherwise specifically defined herein, each term used herein which is defined in the Amalgamation Agreement shall have the meaning assigned to such term in the Amalgamation Agreement. Each reference to "hereof", "hereunder", "herein" and "hereby" and each other similar reference and each reference to "this Agreement" and each similar reference contained in the Amalgamation Agreement shall from and after the date hereof refer to the Amalgamation Agreement as amended hereby.

     7. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflict of laws thereof.

     8. This Amendment may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Amendment shall become effective as of the date hereof.

     9. Except as amended hereby, all of the terms of the Amalgamation Agreement shall remain and continue in full force and effect and are hereby confirmed in all respects.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first above written.

                                          NTL INCORPORATED

                                          By: /s/ JOHN GREGG
                                             -----------------------------------
                                             Name:  John Gregg
                                             Title: Managing Director,
                                                    Corporate Development

                                          NTL (BERMUDA) LIMITED

                                          By: /s/ RICHARD J. LUBASCH
                                             -----------------------------------
                                             Name:  Richard J. Lubasch
                                             Title: Vice President

                                          COMCAST UK CABLE PARTNERS LIMITED

                                          By: /s/ KEN MIKALAUSKAS
                                             -----------------------------------
                                             Name:  Ken Mikalauskas
                                             Title: Vice President, Finance

                                                                         ANNEX D

                   [DONALDSON, LUFKIN & JENRETTE LETTERHEAD]

                                                                February 3, 1998

Board of Directors
NTL Incorporated
110 East 59th Street
26th Floor
New York, NY 10022

Dear Sirs:

     You have requested our opinion as to the fairness from a financial point of view to NTL Incorporated (the "Company") of the consideration to be paid by the Company pursuant to the terms of the Agreement and Plan of Amalgamation to be dated as of February 3, 1998 (the "Agreement"), between the Company, NTL Bermuda Limited ("Sub"), a wholly-owned subsidiary of the Company, and Comcast UK Cable Partners Limited ("CUKC"), pursuant to which Sub will be amalgamated (the "Amalgamation") with CUKC.

     Pursuant to the Agreement, each share of Class A Common Stock, par value
L.01 per share ("Class A Common Stock"), of CUKC and each share of Class B Common Stock, par value L.01 per share ("Class B Common Stock" and, together with the Class A Common Stock, the "CUKC Common Stock"), of CUKC will, subject to certain exceptions, be canceled in consideration for the right to receive
0.3745 shares (the "Exchange Ratio") of common stock, $.01 par value per share ("Company Common Stock"), of the Company. With your consent, we have assumed that the Exchange Ratio will be as set forth in the opening paragraph of Section 2.1(b) of the Agreement without regard to the subsequent paragraphs of Section 2.1(b) thereof.

     In arriving at our opinion, we have reviewed the draft dated February 2, 1998 of the Agreement. We also have reviewed financial and other information that was publicly available or furnished to us by the Company and CUKC including information provided during discussions with Company management. Included in the information provided during discussions with management were certain financial projections of CUKC for the period beginning January 1, 1998 and ending December 31, 2005 prepared by the management of the Company, certain financial projections of the Company for the period beginning January 1, 1998 and ending December 31, 2005 prepared by the management of the Company, certain financial projections of Birmingham Cable Corporation Limited ("Birmingham Cable") for the period beginning January 1, 1998 and ending December 31, 2005 supplied by the management of the Company and certain financial projections of Cable London plc ("Cable London") for the period beginning January 1, 1998 and ending December 31, 2005 supplied by the management of the Company. In addition, we have compared certain financial and securities data of the Company and CUKC with various other companies whose securities are traded in public markets, reviewed the historical stock prices of Company Common Stock and CUKC Common Stock, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

     In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company or its representatives, or that was otherwise reviewed by us. In particular, we have relied upon the estimates of the management of the Company of the operating improvements achievable as a result of the Amalgamation and upon our discussion of such improvements with the management of the Company. With respect to the financial projections supplied to us, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company, CUKC, Birmingham Cable and Cable London. We have not assumed any responsibility for making any independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by us. We have relied as to certain legal matters on advice of counsel to the Company.

     Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We are expressing no opinion herein as to the prices at which Company Common Stock will actually trade at any time. Our opinion does not address the relative merits of the Amalgamation and the other business strategies being considered by the Company's Board of Directors, nor does it address the Board's decision to proceed with the Amalgamation. Our opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed transaction.

     Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. DLJ has performed investment banking and other services for the Company, CUKC and their affiliates in the past and has been compensated for such services, including (i) acting as (a) lead manager for the offering in 1996 of approximately $600 million of Senior Deferred Coupon Notes by International CableTel Incorporated ("ICTI"), the Company's predecessor, (b) ICTI's financial advisor and agent in the 1996 consent solicitation for approximately $489 million of Senior Deferred Coupon Notes issued thereby, (c) lead manager for the offering in 1996 of approximately $275 million of Subordinated Convertible Notes by ICTI, (d) lead manager for the offering in 1997 of approximately $400 million of Senior Notes by ICTI and (e) lead manager for the offering in 1997 of approximately $100 million of Senior Redeemable Exchangeable Preferred Stock by ICTI, (ii) acting as (a) co-manager for the offering in 1996 of approximately $112 million of Class A Common Stock by CUKC, (b) financial advisor in 1996 to Comcast Corporation, an affiliate of CUKC, with respect to the sale of a 25% interest in Eastern Telelogic Corporation, (c) co-manager for the offering in 1997 of approximately $1,700 million of Notes by Comcast Cable Communications, Inc., an affiliate of CUKC and
(d) lead manager for the offering in 1997 of approximately $1,000 million of Senior Notes by Comcast Cellular Holdings, Inc., an affiliate of CUKC, and (iii) providing a valuation opinion in 1997 to Comcast Cellular Corporation ("CCC"), an affiliate of CUKC, with respect to CCC's redemption of its Series A Senior Participating Zero Coupon Notes due 2000 in an aggregate principal amount of approximately $500 million and its Series B Senior Participating Zero Coupon Notes due 2000 in an aggregate principal amount of approximately $500 million.

     Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the Exchange Ratio is fair to the Company from a financial point of view.

                                          Very truly yours,

                                          DONALDSON, LUFKIN & JENRETTE
                                          SECURITIES CORPORATION

                                          By: /s/ MICHAEL J. CONNELLY

                                            ------------------------------------
                                            Michael J. Connelly
                                            Managing Director

                                                                         ANNEX E

[HSBC LTRHEAD]

The Board of Directors
Comcast UK Cable Partners Limited
Clarendon House
2 Church Street West
Hamilton HM11
Bermuda                                                         4 February, 1998

Dear Sirs

     We understand that NTL Incorporated ("NTL"), NTL (Bermuda) Limited ("Sub") and Comcast UK Cable Partners Limited ("Partners") have entered into an Agreement and Plan of Amalgamation, dated as of February 4, 1998 (the "Agreement"), pursuant to which Sub will be amalgamated with Partners (the "Amalgamation"). Pursuant to the Agreement, upon consummation of the Amalgamation, each issued and outstanding share of Class A Common Stock of Partners, par value L0.01 per share ("Partners A Shares"), and each issued and outstanding share of Class B Common Stock of Partners, par value L0.01 per share ("Partners B Shares") (together "Partners Shares"), other than shares owned by NTL or dissenting shares, will be cancelled in consideration for the right to receive the Amalgamation Consideration (as defined in the Agreement). Capitalised terms used but not otherwise defined herein have the respective meanings set forth in the Agreement.

     You have requested our opinion as to the fairness, from a financial point of view, to the holders of Partners A Shares (the "Partners A Shareholders") of the Amalgamation Consideration. In connection with this opinion we have:

          (i) reviewed the financial terms and conditions of the Agreement;

          (ii) analysed certain historical business and financial information relating to Partners and NTL;

          (iii) reviewed various financial forecasts and other data provided to us by Partners and NTL relating to their respective businesses;

          (iv) participated in discussions with members of the senior managements of Partners and NTL with respect to the business and prospects of Partners and NTL and the strategic objectives of each;

          (v) reviewed public information with respect to certain other companies in lines of business we believe to be generally comparable to those of Partners and NTL;

          (vi) reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally comparable to those of Partners and NTL, and in other industries generally;

          (vii) reviewed the historical stock prices and trading volumes of the Partners A Shares and the shares of Common Stock of NTL ("NTL Shares");

          (viii) reviewed preliminary indications of interest expressed by parties other than NTL and resulting potential values in connection with an acquisition of all of the Partners shares;

          (ix) held discussions with your attorneys concerning the results of their due diligence procedures in connection with the Amalgamation; and

          (x) conducted such other financial studies, analyses and investigations as we deemed appropriate.

     We have relied upon the accuracy and completeness of the foregoing information, and have not assumed any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of Partners or NTL. In arriving at our opinion we have not conducted a physical inspection of the properties and facilities of Partners or NTL and have not made or obtained any evaluations or appraisals of the assets or liabilities of Partners or NTL. With respect to financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective management of Partners and NTL as to the future financial performance of Partners and NTL, respectively. We have relied on the commercial assessment of the Directors and management of both Partners and NTL and we assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based. We have not been asked to review the synergy benefits or additional costs which may arise from the transaction.

     Our opinion is directed only to the fairness of the Amalgamation Consideration to be received by the Partners A Shareholders (other than NTL and its affiliates) in the Amalgamation pursuant to the Agreement from a financial point of view. In arriving at our opinion, we have not considered any rights which Warburg Pincus, one of the Partners A Shareholders, may hold in addition to its rights as a Partners A Shareholder. Our opinion does not address the fairness of the consideration to be received by the holder of Partners B Shares.

     Our opinion is necessarily based on accounting standards, economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. In addition, we have not taken into account the time value of money to a Partners A Shareholder, the tax consequences of the Amalgamation for a Partners A Shareholder or any change to the currency exchange risk which may arise for a Partners A Shareholder in accepting the Amalgamation Consideration.

     In rendering our opinion, we have assumed the Amalgamation will be consummated on the terms described in the Agreement without any waiver of any material terms or conditions by Partners or the obtaining of any further consents or approvals from holders of Partners' Shares or holders of NTL Shares and that obtaining the necessary regulatory approvals for the Amalgamation and any further consents or approvals from holders of Partners' debt securities or holders of NTL's debt securities will not have a material adverse effect on the Amalgamation, Partners, NTL or the market price of NTL Shares. In addition, we have not been requested to and do not express any opinion as to the prices at which NTL Shares may trade at any time prior to or following the date of this opinion, and we have not considered the possible effects of any potential offering of securities by or other transaction involving NTL or the absence thereof on the market price of NTL Shares.

     In rendering our opinion, we have also assumed that, in the event the Rights of First Refusal relating to Cable London and/or Birmingham Cable have not been Resolved as of the Determination Date, (i) the net proceeds per Partners A Share ultimately received by a Partners A Shareholder upon Exercise of such Right(s) of First Refusal will not be materially different from the respective proportions of the Amalgamation Consideration set forth in the Agreement, and (ii) if the net proceeds per Partners A Share are paid in NTL Shares, the market value of the NTL Shares paid as consideration to Partners A Shareholders will be equal to the said net proceeds. In addition, if as of the Determination Date such Right(s) of First Refusal remain Unresolved, we have assumed that any NTL Class C Stock or NTL Class D Stock issued to a Partners A Shareholder will be redeemed by NTL in accordance with the terms thereof.

     We are acting as financial adviser to Partners in connection with the Amalgamation and will receive a fee for our services, a substantial portion of which is contingent upon the consummation of the Amalgamation. In addition, Partners has agreed to indemnify us for certain liabilities that may arise out of the rendering of our services. In the ordinary course of our business, we actively trade in debt and equity securities, which may from time to time include those of Partners and NTL, for our own account and for the accounts of our customers and, accordingly, may at any time hold a significant long or short position in such securities. As you are aware, Mr. Jonathan Perry, who is a Director of Partners, is Vice Chairman of HSBC Investment Bank plc. Mr. Perry has had no involvement in the preparation of our opinion.

     Our engagement and the opinion expressed herein are for the benefit of the Partners Board of Directors and our opinion is rendered in connection with their consideration of the Amalgamation. This opinion is not intended to and does not constitute a recommendation to any shareholder of Partners as to whether such holder should vote to approve the Amalgamation and the transactions contemplated by the Agreement. It is understood that, except for inclusion of this letter in its entirety in a proxy statement from Partners to its security holders, this letter may not be disclosed or otherwise referred to without our prior written consent, except as may otherwise be required by law or by a court of competent jurisdiction.

     Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Amalgamation Consideration is fair to Partners A Shareholders (other than NTL and its affiliates) from a financial point of view.

                                          Yours faithfully

                                          /s/ STEPHEN C. ROUTLEDGE

                                          --------------------------------------
                                          Stephen C. Routledge
                                          Director -- Corporate Finance and
                                          Advisory
                                          For and on behalf of HSBC Investment
                                          Bank plc

                                                                         ANNEX F

     The undersigned, WARBURG, PINCUS INVESTORS, L.P., on behalf of itself and its affiliates, hereby irrevocably agrees (i) to comply with the provisions of
Section 4.2(a) of the Agreement and Plan of Amalgamation (the "Agreement") of even date herewith among NTL Incorporated ("NTL"), an acquisition subsidiary of NTL and Comcast UK Cable Partners Limited ("Partners"), (ii) not to sell, transfer, dispose or assign, directly or indirectly, all or any part of its interest in Partners other than pursuant to the Agreement and (iii) to vote in favor of and otherwise support and not take any actions inconsistent with the Agreement at the Partners Stockholders Meeting (as defined in the Agreement). WARBURG, PINCUS INVESTORS, L.P. acknowledges that NTL will be entering into the Agreement and otherwise acting in specific reliance on this agreement.

     Warburg, Pincus Investors, L.P. hereby consents to the Agreement for purposes of the Shareholders Agreement dated September 20, 1994 between Comcast Corporation, Warburg, Pincus Investors L.P., Comcast UK Holdings Inc. and Partners and acknowledges that such agreement shall terminate at the Effective Time (as defined in the Agreement).

     This agreement shall automatically terminate and be of no further force and effect, upon termination of the Agreement pursuant to Section 7.1 thereof.

     This agreement shall be governed by the laws of the State of Delaware.

                                          WARBURG, PINCUS INVESTORS, L.P.

                                          By: Warburg, Pincus & Co. its General
                                              Partner

                                              /s/ JEFFREY HARRIS
                                          By:
                                          --------------------------------------

Accepted:

NTL INCORPORATED

    /s/ JOHN GREGG
By:
------------------------------------

Dated: February 4, 1998

     The undersigned, COMCAST CORPORATION ("Comcast"), hereby acknowledges that NTL Incorporated ("NTL") will be entering into the Agreement and Plan of Amalgamation (the "Agreement") among NTL, NTL (Bermuda) Limited, and Comcast UK Cable Partners Limited ("Partners") and otherwise acting in specific reliance on this agreement.

     Comcast irrevocably agrees that it will, and will procure that each of its subsidiaries will, during the period commencing on the date hereof and ending on the earlier of the Effective Time (as defined in the Agreement) and the termination of this agreement:

          (i) comply with the provisions of Section 4.2(a) of the Agreement;

          (ii) not sell, transfer, dispose or assign, directly or indirectly, all or any part of its interest in Partners other than pursuant to the Agreement;

          (iii) vote in favor of the Agreement at the Partners Shareholder Meetings (as defined in the Agreement);

          (iv) not enter into any new agreement or other arrangement between Comcast and its subsidiaries (other than Partners and its subsidiaries), on the one hand, and Partners or any subsidiary of Partners or any Significant Affiliate (as defined in the Agreement), on the other hand, or amend any such existing agreement or other arrangement; and

          (v) if any interest in any Significant Affiliate is transferred by Partners or any subsidiary of Partners to Comcast or any subsidiary of Comcast, Comcast shall make arrangements to effectively transfer such interest to NTL at the Effective Time without any additional consideration (other than the Amalgamation Consideration) being payable by NTL.

     Comcast further agrees, on behalf of Comcast and its subsidiaries (other than Partners and its subsidiaries), that from and after the Effective Time (as defined in the Agreement) it will:

          (i) for so long as Comcast shall be subject to the filing requirements of Section 13 of the Securities Exchange Act of 1934 with respect to NTL Capital Stock (as defined in the Agreement), vote any shares of NTL Capital Stock in the same proportion as voted by stockholders of NTL generally (other than any affiliate thereof), provided that this covenant shall not apply to any class vote of the NTL Class C Preferred or NTL Class D Preferred (in each case, as defined in the Agreement);

          (ii) use its reasonable efforts to provide that any person now serving as a director of a Significant Affiliate at the request of Comcast or any of its subsidiaries continue to so serve until NTL shall otherwise direct and use its reasonable efforts to cause such person to consult with NTL with respect to their duties; and

          (iii) assign to NTL any rights which Comcast or any of its subsidiaries (other than Partners and its subsidiaries) may have with respect to any management, consulting or similar agreement with Partners, any subsidiary of Partners or any Significant Affiliate and transfer and pay, promptly upon receipt, to NTL or its designee, any proceeds therefrom received by Comcast or any subsidiary of Comcast in respect thereof; provided that NTL shall have agreed to assume or otherwise be responsible for any obligations thereunder.

     This agreement shall automatically terminate, and be of no further force and effect, upon termination of the Agreement pursuant to Section 7.1 thereof.

     NTL hereby agrees that, without the prior consent of Comcast, which will not be unreasonably withheld or delayed, it will not (i) amend or otherwise modify the Agreement in any way, or waive any condition, right or other term thereof, that would adversely affect the rights of Comcast as a stockholder of Partners thereunder, or (ii) extend the End Date (as defined in the Agreement) other than as provided in the Agreement.

     This agreement shall be governed by the laws of the State of Delaware.

                                          COMCAST CORPORATION

                                          By: /s/ KEN MIKALAUSKAS
                                            ------------------------------------

Accepted:

NTL INCORPORATED

By: /s/ JOHN GREGG
    ----------------------------------

Dated: February 4, 1998

                                                                         ANNEX G

                         REGISTRATION RIGHTS AGREEMENT
                                  BY AND AMONG
                               NTL INCORPORATED,
                                      AND
                              COMCAST CORPORATION
                                      AND
                        WARBURG, PINCUS INVESTORS, L.P.
                            ------------------------
                       DATED AS OF                , 1998

                               TABLE OF CONTENTS

                                                                                PAGE
                                                                                ----
Section 1.   Definitions......................................................   G-1
Section 2.   Registration Rights..............................................   G-3
             2.1  Demand Rights...............................................   G-3
             2.2  "Piggy-Back" Rights.........................................   G-4
             2.3  Allocation of Securities Included in a Public Offering......   G-4
             2.4  Requirements with Respect to Registration...................   G-5
             2.5  Alternative Disposition.....................................   G-8
Section 3.   Hold-Back Agreement..............................................   G-8
Section 4.   Registration Expenses............................................   G-8
Section 5.   Representations, Warranties and Agreements.......................   G-9
             (a)  NTL Representations, Warranties and Agreements..............   G-9
             (b)  Holder Representations, Warranties and Agreements...........  G-10
Section 6.   Survival of Representations and Agreements.......................  G-10
Section 7.   Indemnification..................................................  G-10
             (a)  Indemnification by NTL......................................  G-10
             (b)  Indemnification by Holder of Registrable Securities.........  G-11
             (c)  Conduct of Indemnification Proceedings......................  G-11
             (d)  Contribution................................................  G-12
             (e)  Remedies Cumulative.........................................  G-13
             (f)  Underwriting Agreement Controls.............................  G-13
Section 8.   Underwritten Registration........................................  G-13
Section 9.   Unregistered Offerings...........................................  G-13
Section 10.  Miscellaneous....................................................  G-13
             (a)  Remedies....................................................  G-13
             (b)  Amendments and Waivers......................................  G-14
             (c)  Notices.....................................................  G-14
             (d)  Interpretation..............................................  G-15
             (e)  Counterparts................................................  G-15
             (f)  Entire Agreement; No Third Party Beneficiaries..............  G-15
             (g)  Confidential Information....................................  G-15
             (h)  Governing Law...............................................  G-15
             (i)  Severability................................................  G-15
             (j)  Assignment..................................................  G-15
             (k)  Attorney's Fees.............................................  G-15
             (l)  Use of Terms................................................  G-16

                         REGISTRATION RIGHTS AGREEMENT

     This Registration Rights Agreement (this "Agreement") is dated as of
               , 1998, and is being entered into by and among NTL Incorporated, a Delaware corporation ("NTL"), Comcast Corporation, a Pennsylvania corporation ("Comcast"), and Warburg, Pincus Investors, L.P., a Delaware limited partnership ("Warburg, Pincus"), each of which are sometimes referred to herein individually as a "Holder" and collectively as the "Holders."

                                    RECITALS

     WHEREAS, NTL is a party to the separate Agreement and Plan of Amalgamation, dated as of February 4, 1998, as amended (the "Amalgamation Agreement"), with NTL (Bermuda) Limited, a Bermuda corporation and a wholly-owned subsidiary of NTL ("Sub"), and Comcast UK Cable Partners Limited, a Bermuda corporation ("Partners"), pursuant to which NTL has agreed, among other things, to issue approximately 18.8 million shares of common stock, par value $.01 per share (the "Common Stock"), to shareholders of Partners in connection with the amalgamation of Sub with Partners (the "Amalgamation"), subject to the terms and conditions of the Amalgamation Agreement. This Agreement shall become effective upon the issuance of Common Stock to Comcast and Warburg, Pincus pursuant to the Amalgamation Agreement. Certain capitalized terms used in this Agreement are defined in Section 1 hereof. References to sections shall be to sections of this Agreement.

     NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements contained herein, the parties agree as follows:

SECTION 1.  DEFINITIONS.

     As used in this Agreement, the following terms shall have the following meanings:

     "Affiliate" shall mean, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with such Person.

     "Amalgamation" shall have the meaning set forth in the first recital of this Agreement.

     "Amalgamation Agreement" shall have the meaning set forth in the first recital of this Agreement.

     "Blackout Period" shall have the meaning set forth in Section 2.1(b).

     "Closing" shall mean the closing of the Amalgamation under the Amalgamation Agreement.

     "Commission" shall mean the United States Securities and Exchange Commission or any other United States federal agency at the time administering the Securities Act or the Exchange Act.

     "Common Stock" shall mean the meaning set forth in the first recital of this Agreement.

     "Demand Request" shall have the meaning set forth in Section 2.1(a).

     "Demanding Holder" shall have the meaning set forth in Section 2.1(a).

     "Effectiveness Period" shall have the meaning set forth in Section 2.4(b).

     "Exchange Act" shall mean the United States Securities Exchange Act of 1934, as amended, or any United States federal statute then in effect that has replaced such statute, and a reference to a particular section thereof shall be deemed to include a reference to the comparable section, if any, of any such replacement United States federal statute.

     "Existing Holders" shall have the meaning set forth in Section 2.2.

     "Holder" or "Holders" shall have the meaning set forth in the introductory paragraph to this Agreement and shall also include any assignee or transferee of a Registrable Security (i) that is an Affiliate of an initial Holder or (ii) that is otherwise approved by NTL (such approval not to be unreasonably withheld) which, in any such case, agrees in writing at the time of such assignment or transfer to be bound by the restrictions set forth herein.

     "Joining Request" shall have the meaning set forth in Section 2.1(a).

     "Maximum Number" shall have the meaning set forth in Section 2.1(b).

     "Notice of Demand Request" shall have the meaning set forth in Section 2.1(a).

     "Other Securities" shall have the meaning set forth in the definition of Registrable Securities.

     "Person" shall mean an individual, trustee, corporation, partnership, limited liability company, joint stock company, trust, unincorporated association, union, business association, firm or other entity.

     "Preliminary Prospectus" shall mean any preliminary prospectus that may be included in any Registration Statement.

     "Prospectus" shall mean the prospectus included in any Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective Registration Statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

     "Public Offering" shall mean the offer of shares of Common Stock or securities convertible into or exchangeable for Common Stock on a broadly-distributed basis, not limited to sophisticated investors (except for qualified institutional buyers pursuant to Rule 144A), pursuant to a firm-commitment or best-efforts underwriting or purchase arrangement.

     "Registrable Securities" shall mean all shares of Common Stock beneficially owned by a Holder. As to any particular Registrable Securities, such shares shall cease to be Registrable Securities (a) when a Registration Statement with respect to the sale of such shares shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such Registration Statement, (b) when such shares shall have been sold under Rule 144 (or any successor provision) under the Securities Act or (c) when such shares shall have ceased to be outstanding. If as a result of any reclassification, stock split, stock dividend, business combination, exchange offer or other transaction or event, any capital stock, evidences of indebtedness, warrants, options, rights or other securities (collectively "Other Securities") are issued or transferred to a Holder in respect of Registrable Securities held by such Holder, references herein to Registrable Securities shall be deemed to include such Other Securities.

     "Registration Expenses" shall have the meaning set forth in Section 4.

     "Registration Statement" shall mean any registration statement of NTL (or any successor thereof) under the Securities Act that covers any of the Registrable Securities, including the prospectus, amendments and supplements to such registration statement, including post-effective amendments, all exhibits, and all material incorporated by reference or deemed to be incorporated by reference in such registration statements.

     "Regulations" shall mean the General Rules and Regulation of the Commission under the Securities Act.

     "Rule 144" shall mean Rule 144 of the Regulations, as such Rule may be amended from time to time, or any similar rule (other than Rule 144A) or regulation hereafter adopted by the Commission providing for offers and sales of securities made in compliance therewith resulting in offers and sales by subsequent holders of such securities being free of the registration and prospectus delivery requirements of the Securities Act.

     "Securities Act" shall mean the United States Securities Act of 1933, as amended, or any United States federal statute then in effect which has replaced such statute, and a reference to a particular section thereof shall be deemed to include a reference to the comparable section, if any, of any such replacement statute.

     "Seller" shall have the meaning set forth in Section 2.3.

     "underwritten registration or underwritten offering" shall mean a registration in which securities of NTL (or any successor thereof) are sold to an underwriter for reoffering to the public.

SECTION 2.  REGISTRATION RIGHTS.

     2.1 DEMAND RIGHTS. (a) Subject to Section 2.1(b) below, at any time, and from time to time, any Holder or group of Holders who hold and propose to sell Registrable Securities (herein, individually or collectively, as the case may be, a "Demanding Holder") shall have the right to require NTL to file a Registration Statement under the Securities Act for a Public Offering of all or part of such Demanding Holder's Registrable Securities to be lead managed by an underwriter designated by such Demanding Holders and reasonably acceptable to NTL by delivering written notice thereof to NTL specifying the number of Registrable Securities to be included in such registration and the intended method of distribution thereof (the "Demand Request"). NTL shall, within 10 days after receipt, give written notice by facsimile transmission (the "Notice of Demand Request") of such Demand Request to all Holders of any Registrable Securities. Thereupon NTL shall prepare and file with the Commission as promptly as practicable following the receipt of the Demand Request, and in any event within 45 days thereafter, a Registration Statement covering, and shall use its best efforts to effect the registration under the Securities Act of, (i) the Registrable Securities included in the Demand Request, and (ii) all other Registrable Securities as to which the Holders thereof that have received a Notice of Demand Request and shall have made a written request (a "Joining Request") to NTL for registration thereof within 15 days after the transmittal of such Notice of Demand Request, all to the extent necessary to permit the sale or other disposition by such Holders of such Registrable Securities.

     (b) NTL's obligations pursuant to Section 2.1(a) above are subject to the following limitations and conditions: (i) NTL shall not be obligated to fulfill the requirements or file the Registration Statement referred to therein (A) during any period of time (not to exceed 90 consecutive days in the aggregate with respect to each Demand Request) when NTL has determined to proceed with a Public Offering (whether for its own account or that of any Holder pursuant to any previously received Demand Request and related Joining Request) and, in the judgment of the managing underwriter thereof, the fulfillment of such requirements or such filing would have an adverse effect on such offering, (B) during any period of time (not to exceed 60 consecutive days with respect to each Demand Request) when NTL is in possession of material information that NTL
(x) has determined, upon the advice of NTL's recognized U.S. securities counsel, would be required to be disclosed in an offering registered under the Securities Act and (y) reasonably deems is in NTL's best interests not to publicly disclose, and during which period NTL has not otherwise filed and does not otherwise have effective, a Registration Statement under which its securities may be offered or sold, or (C) during the 90-day period following the effectiveness of any previous Registration Statement (the periods of time referred to in subclauses (A), (B) and (C) hereof being hereinafter referred to as "Blackout Periods"); provided, that the aggregate period of time during which NTL shall be relieved from its obligation to file such a Registration Statement pursuant to this clause (i) shall in no event exceed 60 or 90, as the case may be, consecutive days with respect to each Demand Request; provided, further, that, in the case of a Blackout Period pursuant to subclause (i)(A) above, the Blackout Period shall earlier terminate upon the completion or abandonment of the relevant securities offering; provided, further, that in the case of a Blackout Period pursuant to subclause (i)(B) above, the Blackout Period shall earlier terminate upon public disclosure by NTL or public admission by NTL of such material nonpublic information or such time as such material nonpublic information shall be publicly disclosed; provided, further, that in the case of a Blackout Period pursuant to subclauses (i)(A), (B) or (C) above, NTL shall furnish to the Holders a certificate of an executive officer of NTL to the effect that an event permitting a Blackout Period has occurred and is continuing (and no other reason need be given); and provided, further, that if prior to the expiration of any Blackout Period the Demanding Holders withdraw their Demand Request, such request shall not be considered a Demand Request for purposes of this Section 2.1 and such Demand Request and any Joining Request related thereto shall be of no further effect; (ii) the aggregate number of days included in all Blackout Periods during any consecutive 12 months shall not exceed 180 days;
(iii) the minimum number of shares of Common Stock to be sold in any such Public Offering shall be at least [1,000,000]; (iv) the number of shares of Common Stock to be sold in any such Public Offering shall not exceed the maximum number which the managing underwriter thereof considers in good faith to be appropriate based on market conditions and other relevant factors (the "Maximum Number"); (v) neither initial Holder may demand more than one Demand Registration in any 12-month period; and (vi) NTL shall not be obligated to effect more than one Demand Registration in any three-month period or more than four Demand Registrations in total (two of which may be exercised by each initial Holder).

     (c) Subject to Section 2.3, NTL may elect to include in any Registration Statement filed pursuant to this Section 2.1 any authorized but unissued shares of Common Stock for its account and NTL shall not, without the prior consent of the Holders include in any such Registration Statement any other securities (other than Registrable Securities); provided, that such inclusion shall be permitted only to the extent that it is pursuant to and subject to the terms of any underwriting agreement or arrangement entered into by the Demanding Holders whose Registrable Securities are also included therein.

     (d) A request by any Holder or Holders that NTL file a Registration Statement shall not be considered a Demand Request if (i) the Registration Statement relating thereto does not become effective and remain effective for at least 90 days, (ii) the Holders are not able to sell shares of Common Stock as a result of any stop order issued by the Commission suspending the effectiveness of a Registration Statement, or as a result of the initiation of any proceeding for such a stop order by the Commission, through no fault of the Holders or
(iii) the Holders have withdrawn a Demand Request based on the reduction of the number of Registrable Securities originally specified in such Demand Request pursuant to Section 2.3.

     2.2 "PIGGY-BACK" RIGHTS. If NTL proposes to register any shares of Common Stock for itself or any of its stockholders (the "Existing Holders") under the Securities Act on a Registration Statement on Form S-1, Form S-2 or Form S-3 (or an equivalent general registration form then in effect) for purposes of a Public Offering of such shares, NTL shall give written notice of such proposal at least 20 days before the anticipated filing date, which notice shall include the intended method of distribution of such shares, to each of the Holders who hold Registrable Securities. Such notice shall specify at a minimum the number of shares of Common Stock proposed to be registered, the proposed filing date of such Registration Statement, any proposed means of distribution of such shares and the proposed managing underwriter, if any. Subject to Section 2.3, upon the written request of any such Holder, given within 10 days after the receipt of any such written notice by facsimile confirmed by mail (which request shall specify the Registrable Securities intended to be disposed of by such Holder), NTL will use its best efforts to include in the Registration Statement with respect to such Public Offering the number of Registrable Securities referred to in such Holder's request; provided, that, any participation in such Public Offering by such Holders shall be on substantially the same terms as NTL's (or its other stockholders') participation therein; provided, further, that the number of Registrable Securities to be included in any such Public Offering shall not exceed the Maximum Number; and provided, further, that each Holder shall have the right to participate in no more than two such Public Offerings. Any such Holder shall have the right to withdraw a request to include Registrable Securities in any Public Offering pursuant to this Section 2.2 by giving written notice to NTL of its election to withdraw such request at least five days prior to the proposed effective date of such Registration Statement. Notwithstanding the foregoing, the provisions of this Section 2.2 shall not apply to an offering contemplated by the registration rights to be provided to
(i) the former shareholders of Diamond Cable Communications Plc ("Diamond") as contemplated by the Share Exchange Agreement among NTL and the shareholders of Diamond or (ii) Vision Networks III B.V. ("Vision Networks") as contemplated by the acquisition agreement between NTL and Vision Networks for the acquisition of the operations of ComTel Limited and Telecential Communications, to the extent that such provisions would violate such agreements.

     2.3. ALLOCATION OF SECURITIES INCLUDED IN A PUBLIC OFFERING. If the lead managing underwriter for any Public Offering to be effected pursuant to Section
2.1 or Section 2.2 of this Agreement shall advise NTL and the selling Holders (each, a "Seller" and, collectively, the "Sellers") in writing that the number of shares of Common Stock sought to be included in such Public Offering (including those sought to be offered by NTL, those sought to be offered by the Sellers and those sought to be offered by Existing Holders) is more than the

Maximum Number, the shares of Common Stock to be included in such Public Offering shall be allocated pursuant to the following procedures:

          (a) if, such registration or Public Offering is pursuant to Section
     2.1 of this Agreement, and (i) if the total number of Registrable Securities included in the Demand Request and any Joining Request exceeds the Maximum Number, Registrable Securities included in the Demand Request and any Joining Request shall be reduced pro rata among the Sellers on the basis of the relative number of shares of Registrable Securities requested to be registered to the extent necessary to reduce the total number of Registrable Securities to be included in such Public Offering to the Maximum Number and (ii) if the total number of Registrable Securities included in the Demand Request and any Joining Request is less than the Maximum Number, any additional shares of Common Stock sought to be included at the request of NTL may be included, subject to not exceeding the Maximum Number; or

          (b) if such registration or Public Offering is pursuant to Section 2.2 of this Agreement, (i) first, securities sought to be included at the request of NTL shall be included, and (ii) second, if the number of securities to be registered exceeds the Maximum Number, the amount of Registrable Securities proposed to be offered by Holders shall be reduced as agreed among such Holders, to the extent necessary to reduce the total amount of securities to be included in such offering to the Maximum Number; provided that if no such agreement can be reached, the number of Registrable Securities shall be reduced pro rata on the basis of the relative number of shares of Registrable Securities requested to be registered.

     2.4. REQUIREMENTS WITH RESPECT TO REGISTRATION. Subject to Section 4, if and whenever NTL is required by the provisions hereof to use its best efforts to register any Registrable Securities under the Securities Act, NTL shall:

          (a) As promptly as practicable, prepare and file with the Commission a Registration Statement with respect to such Registrable Securities and use its best efforts to cause such Registration Statement to become and remain effective; provided, however, that, before filing any Registration Statement or Prospectus or any amendments or supplements thereto, NTL shall furnish to and afford the Holders of the Registrable Securities covered by such Registration Statement, and the managing underwriters, if any, a reasonable opportunity within a reasonable time period to review and comment on copies of all such documents (including a reasonable opportunity to review copies of any documents to be incorporated by reference therein and all exhibits thereto) proposed to be filed and such other documents as any Holder may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holder.

          (b) As promptly as practicable, prepare and file with the Commission such amendments and supplements to such Registration Statement and the Prospectus used in connection therewith as may be necessary and use its best efforts to keep such Registration Statement current and effective for a period equivalent to the longer of (i) 90 days or (ii) the period provided for in any underwriting or purchase agreement under which such Registrable Securities are offered and sold and to comply with the provisions of the Securities Act, and the Regulations, with respect to the sale or disposition of such Registrable Securities (the "Effectiveness Period").

          (c) Promptly notify each Seller of any Registrable Securities covered by such Registration Statement (i) when the Registration Statement or any related Prospectus or any amendment or supplement has been filed, and, with respect to the Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the Commission for amendments or supplements to the Registration Statement or the related Prospectus or for additional information, (iii) of any order issued or threatened by the Commission suspending the effectiveness of such Registration Statement, preventing or suspending the use of a Prospectus or suspending the qualification (or exemption from qualification) of any of the Registrable Securities for sales in any jurisdiction, and NTL shall use its best efforts to prevent the issuance of any such order and, if any such order is issued, shall use its best efforts to obtain the withdrawal of any such order at the earliest possible moment or (iv) of the receipt by NTL of any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation of any proceedings for such purpose.

          (d) Immediately upon becoming aware thereof, notify each Seller and underwriter of such Registrable Securities, at any time when a Prospectus relating thereto is required to be delivered under the Securities Act, of the occurrence of an event requiring the preparation of a supplement or amendment to such Prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such Prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and promptly make available to each Seller and underwriter any such supplement or amendment. Each such Seller agrees that, upon receipt of any notice from NTL of the happening of any event of the kind described in this Section 2.4(d), such Seller will forthwith discontinue disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until such Seller's receipt of the copies of the supplemented or amended Prospectus contemplated by this Section 2.4(d), and, if so directed by NTL, such Seller will deliver to NTL all copies, other than any permanent file copies then in such Seller's possession, of the most recent Prospectus covering such Registrable Securities at the time of receipt of such notice. In the event that NTL shall give such notice, NTL shall extend the period during which such Registration Statement shall be maintained effective (including the period referred to in Section 2.4(b)) by the number of days during the period from and including the date of the giving of notice pursuant to this Section 2.4(d) to the date when NTL shall make available to such Seller a Prospectus supplemented or amended to conform with the requirements of this Section 2.4(d).

          (e) Use its best efforts to (i) register or qualify the Registrable Securities covered by such Registration Statement under such securities or blue sky laws of such jurisdictions in the United States as the Holders or the managing underwriter of any Public Offering shall reasonably request,
     (ii) cause such Registrable Securities to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of NTL, and (iii) do any and all other acts and things that may be reasonably necessary to enable each participating Seller or underwriter to consummate the disposition of the Registrable Securities in such jurisdictions; provided, however, that in no event shall NTL be required to qualify to do business as a foreign corporation in any jurisdiction where it is not so qualified, or to execute or file any general consent to service of process under the laws of any jurisdiction.

          (f) Make available upon reasonable advance notice for inspection by any Seller of such Registrable Securities, any underwriter participating in any disposition pursuant to such Registration Statement and any attorney, accountant or other professional retained by any such Seller or underwriter (collectively, the "Inspectors"), all financial and other records, pertinent corporate documents and properties of NTL (collectively, the "Records") as shall be reasonably necessary to enable them to conduct a "reasonable" investigation for purposes of Section 11(a) of the Securities Act and cause NTL's officers, directors and employees to supply all information reasonably requested by any Inspectors in connection with such Registration Statement; provided, that such Seller shall maintain confidential any such information received from NTL and designated as such except information which is (i) in the public domain, (ii) becomes public knowledge through no fault of such Seller, (iii) is required to be disclosed by court order or other government process or the disclosure of which is necessary to enable such Seller to comply with applicable law or defend against claims or (iv) is necessary to avoid or correct a misstatement or omission in such Registration Statement. In the event that such Seller shall be required to make disclosure pursuant to the provisions of clause (iii) of the proviso to the preceding sentence, such Seller shall to the extent practicable promptly notify NTL and take, at the expense of NTL, all reasonably necessary steps requested by NTL to defend against the enforcement of such court order or other government process, and permit NTL to participate with counsel of its choice in any proceeding relating to the enforcement thereof.

          (g) Use its best efforts to cause all Registrable Securities covered by such Registration Statement to be (i) listed or qualified for trading on the principal national securities exchange or quotation service on which the outstanding Common Stock is listed or quoted (which for the avoidance of doubt is currently the National Association of Securities Dealers Automated Quotation -- National Market

     System ("NASDAQ")) and (ii) listed or qualified for trading on any other stock exchange or quotation service on which the Common Stock is listed or qualified for trading.

          (h) Furnish to each Seller and each underwriter of the Registrable Securities covered by such Registration Statement such number of copies of such Registration Statement, each amendment and supplement thereto (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each Preliminary Prospectus) and such other documents as such Seller or underwriter may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Seller.

          (i) In connection with an underwritten offering of Registrable Securities, enter into an underwriting agreement in such form as is customary in underwritten offerings made by selling security holders and take all such other actions as are reasonably requested by the managing underwriters for such underwritten offering in order to expedite or facilitate the registration or the disposition of such Registrable Securities, and in such connection, (i) make such representations and warranties to the underwriters and the Sellers with respect to the business of NTL and its subsidiaries, and the Registration Statement, Prospectus and documents, if any, incorporated or deemed to be incorporated by reference therein, in each case, as are customarily made by issuers to underwriters in underwritten offerings made by selling security holders, and confirm the same on the settlement date for the offering; (ii) cause opinions of counsel to NTL (which counsel and opinions shall be reasonably satisfactory to the managing underwriters), to be delivered to the underwriters and the Sellers covering the matters customarily covered in opinions requested in underwritten offerings by selling security holders; (iii) cause "cold comfort" letters and updates thereof (which letters and updates shall be reasonably satisfactory to the managing underwriters) from the independent certified public accountants of NTL (and, if necessary, any other independent certified public accountants of any subsidiary of NTL or of any business acquired by NTL for which financial statements and financial data are, or are required to be, included in the Registration Statement), to be delivered to each of the underwriters and the Sellers of such Registrable Securities included in such underwritten offering (if such accountants are permitted under applicable law and accounting literature to so address "cold comfort" letters), such letters to be in customary form and covering matters of the type customarily covered in "cold comfort" letters in connection with underwritten offerings by selling security holders; and
     (iv) if an underwriting agreement is entered into, the same shall contain customary indemnification provisions and procedures from NTL in favor of both the Sellers of such Registrable Securities and the underwriters or selling agents. The delivery of certificates, opinions and letters referred to above shall be done at each closing under such underwriting agreement, as and to the extent required thereunder.

          (j) Comply with all applicable rules and regulations of the Commission and make generally available to security holders earning statements satisfying the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any similar rule promulgated under the Securities Act) not later than 45 days after the end of any 12-month period (or 90 days after the end of any 12-month period if such period is a fiscal year) (i) commencing at the end of any fiscal quarter in which Registrable Securities are sold to underwriters in a Public Offering and (ii) if not sold to underwriters in such an offering, commencing on the first day of the fiscal quarter of NTL after the effective date of a Registration Statement, which statements shall cover said 12-month periods.

          (k) Cooperate with each Seller and the managing underwriter, if any, participating in the disposition of such Registrable Securities in connection with any filings required to be made with the National Association of Securities Dealers, Inc. (the "NASD").

          (l) Use its best efforts to take all other steps reasonably necessary to effect the registration, offering and sale of the Registrable Securities covered by a Registration Statement contemplated hereby and enter into any other customary agreements and take such other actions, including participation in "roadshows" in connection with any Demand Registration, as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities.

          (m) Until there are no Registrable Securities outstanding at the reasonable request of the Holders, hold periodic meetings with representatives of the Holders to report on the market for NTL's shares and opportunities for such Holders to effect sales of Registrable Securities.

          (n) With respect to any Registration Statement under Section 2 hereof, NTL may require each Holder disposing of Registrable Securities covered by such Registration Statement to furnish such information regarding the Holder and such Holder's intended disposition of Registrable Securities as NTL may from time to time reasonably request (with reasonable prior notice) in writing and such other information as may be legally required in connection with such registration. If any such information with respect to the Holder is not furnished within a reasonable period of time after receipt of such request, NTL may exclude such Holder's Registrable Securities from such Registration Statement.

     2.5  ALTERNATIVE DISPOSITION.

     Holders may request registration of Registrable Securities pursuant to this
Section 2 in connection with any offering of (i) Registrable Securities or (ii) securities of a trust or other special purpose vehicle formed for the purpose of disposing of Registrable Securities, alone or in conjunction with other securities, on a current or delayed basis, in connection with which Registrable Securities are required to be registered under the Securities Act and the provisions of this Agreement shall apply mutatis mutandis to any registration of, or Registration Statement relating to, such trust or special purpose vehicle; provided, that the obligations under Section 8 to indemnify underwriters of Registrable Securities shall also extend to any such trust or special purpose vehicle to the extent it may be deemed to be an "underwriter" of Registrable Securities for purposes of the Securities Act.

SECTION 3.  HOLD-BACK AGREEMENT.

     NTL and each Holder whose Registrable Securities are covered by a Registration Statement filed pursuant hereto each agrees that, upon the reasonable request (pursuant to a timely written notice) of the managing underwriter or underwriters in an underwritten offering, it will not effect any public sale or distribution of any of the securities of NTL being registered, or any similar security of NTL, or any securities convertible or exchangeable or exercisable for such securities, including any sale pursuant to Rule 144 (except in each case as part of such underwritten offering), during the period beginning 10 days prior to, and ending 90 days after, the closing date of each underwritten offering made pursuant to such Registration Statement, to the extent timely notified in writing by NTL or by the managing underwriter of such underwritten offering.

SECTION 4.  REGISTRATION EXPENSES.

     (a) Except as provided in clause (b) below, all fees and expenses incident to the registration and sale of the Registrable Securities shall be borne by NTL whether or not a Registration Statement is filed or becomes effective, including, without limitation, (i) all registration and filing fees (including, without limitation, (A) fees with respect to filings required to be made with the NASD in connection with an underwritten offering and (B) fees and expenses of compliance with state securities or Blue Sky laws (including, without limitation, fees and disbursements of counsel for NTL or the underwriters, or both, in connection with Blue Sky qualifications of the Registrable Securities)), (ii) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities in a form eligible for deposit with The Depository Trust Company, printing Preliminary Prospectuses, Prospectuses, and printing or preparing any underwriting agreement, agreement among underwriters and related syndicate or selling group agreements, pricing agreements and Blue Sky memoranda), (iii) fees and disbursements of counsel for NTL, (iv) fees and disbursements of all independent certified public accountants for NTL (including, without limitation, the expenses of any "cold comfort" letters required by or incident to such performance), (v) reasonable fees and expenses of one legal counsel for the Sellers, (vi) the fees and expenses of any "qualified independent underwriter" or other independent appraiser participating in an offering pursuant to Section 3 of Rule 2720 of the Conduct Rules of the NASD (unless such qualified independent underwriter is required as a result of an affiliation between an underwriter designated by the Sellers under Section
2.1 hereof and one of such Sellers, in which case such fees and expenses will be borne by the Sellers), (vii) Securities Act liability insurance, if

NTL so desires such insurance, (viii) all out-of-pocket expenses of NTL (including, without limitation, expenses incurred by officers and employees of NTL performing legal or accounting duties or participating in "roadshow" presentations or of any public relations, investor relations or other consultants retained by NTL in connection with any roadshow), and (ix) the fees and expenses incurred in connection with the quotation or listing of shares of Common Stock on any securities exchange or automated securities quotation system ((i) through (ix) above collectively, "Registration Expenses").

     (b) Each Seller shall pay all underwriting discounts and commissions or broker's commissions incurred in connection with the sale or other disposition of Registrable Securities for or on behalf of such Seller's account.

SECTION 5.  REPRESENTATIONS, WARRANTIES AND AGREEMENTS.

     (a) NTL Representations, Warranties and Agreements. NTL represents and warrants to, and agrees with, each Holder that:

          (i) NTL has all requisite corporate power and authority to execute, deliver, and perform this Agreement. This Agreement has been duly authorized, executed, and delivered by NTL. No consent, authorization, approval, order, license, certificate, or permit of or from, or declaration or filing with, any United States federal, state, local, or other governmental authority or any court or other tribunal is required by NTL for the execution, delivery or performance of this Agreement by NTL (except filings under the Securities Act which will be made and any consents under Blue Sky or state securities laws which will be obtained).

          (ii) NTL shall not enter into any transaction involving the issuance or transfer by any other Person of Other Securities to any Holder, or any merger or consolidation in which it is not the surviving Person, or any sale, lease or other transfer of all or substantially all the assets of NTL, unless effective provision is made for the assumption by such other Person, jointly and severally with NTL if NTL shall remain in existence, of all of the obligations of NTL hereunder, and in the case of any such issuance or transfer, the registration of such Other Securities on the same or no more favorable basis as the registration of the other Registrable Securities hereunder.

          (iii) The execution and delivery of this Agreement by NTL do not, and the consummation of the transactions contemplated hereby will not, violate, conflict with, or result in a breach of any provision of, or constitute a default (with or without notice or lapse of time or both) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination, cancellation, or acceleration of any obligation or the loss of a material benefit under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of NTL or any of its subsidiaries pursuant to any provisions of
     (i) the articles of incorporation, by-laws or similar governing documents of NTL or any of its subsidiaries, (ii) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any governmental authority applicable to NTL or any of its subsidiaries or any of their respective properties or assets or (iii) any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind to which NTL or any of its subsidiaries is a party or by which it or any of its properties or assets may be bound or affected.

          (iv) NTL covenants that it will file any reports required to be filed by it under the Securities Act and the Exchange Act, will make available "adequate current public information concerning NTL within the meaning of paragraph (c) of Rule 144" and that it will take such further action as any Holder may reasonably request, all to the extent required from time to time to enable Holders to sell Registrable Securities without registration under the Securities Act pursuant to the exemptions provided by Rule 144. Upon the request of any Holder, NTL will deliver to such Holder a written statement as to whether it has complied with such requirements.

     (b) Holder Representations, Warranties and Agreements. Each Holder represents and warrants to, and agrees with, NTL, that:

          (i) Such Holder is duly organized, validly existing, and in good standing under the laws of its jurisdiction of organization. Such Holder has all requisite power and authority to execute, deliver, and perform this Agreement. This Agreement has been duly authorized by such Holder and has been duly executed and delivered by such Holder.

          (ii) Neither such Holder nor any such Holder's Affiliates will take, directly or indirectly, during the term of this Agreement, any action designed to stabilize (except as may be permitted by applicable law) or manipulate the price of any security of NTL.

          (iii) Such Holder shall promptly furnish to NTL upon NTL's reasonable request any and all information as may be required by, or as may be necessary or advisable to comply with the provisions of, the Securities Act, the Regulations, the Exchange Act, and the rules and regulations of the Commission thereunder in connection with the preparation and filing of any Registration Statement pursuant hereto, or any amendment or supplement thereto, or any Preliminary Prospectus or Prospectus included therein.

SECTION 6.  SURVIVAL OF REPRESENTATIONS AND AGREEMENTS.

     All representations, warranties, covenants and agreements contained in this Agreement shall be deemed to be representations, warranties, covenants and agreements at the effective date of each Registration Statement contemplated by this Agreement, and such representations, warranties, covenants and agreements, shall remain operative and in full force and effect regardless of any investigation made by or on behalf of NTL, any Holder, or any other Person and shall survive termination of this Agreement.

SECTION 7.  INDEMNIFICATION

     (a) Indemnification by NTL. NTL shall, without limitation as to time, indemnify and hold harmless, to the fullest extent permitted by law, each Holder of Registrable Securities, and any underwriter participating in the distribution, their respective officers, directors, partners and agents and employees of each of them, each Person who controls each such Holder or any such underwriter (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) and the officers, directors, partners, agents and employees of each such controlling person (individually, an "Indemnified Person") from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, costs of investigating, preparing to defend, defending and appearing as a third-party witness and attorney's fees and disbursements) and expenses, including any amounts paid in respect of any settlements (collectively, "Losses"), joint or several, without duplication, as incurred, arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, Prospectus or form of prospectus, or in any amendment or supplements thereto or in any Preliminary Prospectus, or arising out of or based upon, in the case of the Registration Statement or any amendments thereto, any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, and, in the case of the Prospectus or form of prospectus, or in any amendments or supplements thereto, or in any Preliminary Prospectus, any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading except, in either case,
(i) to the extent, but only to the extent, that such untrue or alleged untrue statement or omission or alleged omission has been made therein in reliance upon and in conformity with information furnished in writing to NTL by such Indemnified Person expressly for use therein and (ii) if the person asserting any such Losses who purchased the Registrable Securities which are the subject thereof did not receive a copy of an amended Preliminary Prospectus or the final Prospectus (or the final Prospectus as amended or supplemented) at or prior to the written confirmation of the sale of such Registrable Securities to such person (if it is determined that NTL has provided such Preliminary Prospectus and it was the responsibility of such Indemnified Person to provide such person with a current copy of the Prospectus or amended or supplemented Prospectus, as the case may be ) and the untrue statement or alleged untrue statement or omission or alleged omission of a material fact made in such Preliminary Prospectus was corrected in the amended Preliminary Prospectus or the final Prospectus (or the final Prospectus as amended and supplemented).

     (b) Indemnification by Holder of Registrable Securities. In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder of Registrable Securities shall severally but not jointly, without limitation as to time, indemnify and hold harmless, to the fullest extent permitted by law, NTL, any underwriter participating in the distribution and their respective directors, officers, agents and employees, each Person who controls NTL or any such underwriter (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling person, from and against any and all Losses, as incurred, arising out of or based upon (i) any untrue or alleged untrue statement of a material fact contained in any Registration Statement, Prospectus, or form of prospectus, or in any amendment or supplement thereto or in any Preliminary Prospectus, or arising out of or based upon, in the case of the Registration Statement or any amendments thereto, any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, and, in the case of the Prospectus, or form of prospectus, or in any amendments or supplements thereto, or in any Preliminary Prospectus, any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, in either case, (i) to the extent, but only to the extent, that such untrue or alleged untrue statement or omission or alleged omission has been made therein in reliance upon and in conformity with information furnished in writing to NTL by such Holder expressly for use therein or (ii) the failure of such participating Holder or any underwriter acting for such participating Holder at or prior to the written confirmation of the sale of the Registrable Securities to send or deliver a copy of an amended Preliminary Prospectus or the final Prospectus (or the final Prospectus as amended or supplemented) to the person asserting any such Losses who purchased the Registrable Securities which are the subject thereof and the untrue statement or alleged untrue statement or omission or alleged omission of a material fact made in such Preliminary Prospectus was corrected in the amended Preliminary Prospectus or the final Prospectus (or the final Prospectus as amended and supplemented). In no event shall the liability of any Seller of Registrable Securities hereunder be, or be claimed by NTL to be, greater in amount than the dollar amount of the proceeds actually received by such Seller upon the sale of the Registrable Securities giving rise to such indemnification obligation.

     (c) Conduct of Indemnification Proceedings. Each Indemnified Person shall give prompt notice to the party or parties from which such indemnity is sought (the "indemnifying parties") of the commencement of any action or proceeding (including any governmental investigation) (collectively "Proceedings" and individually a "Proceeding") with respect to which such Indemnified Person seeks indemnification or contribution pursuant hereto; provided, however, that the failure so to notify the indemnifying parties shall not relieve the indemnifying parties from any obligation or liability except to the extent that the indemnifying party was otherwise unaware of such Proceeding and the indemnifying parties shall have been materially prejudiced by such failure. The indemnifying parties shall have the right, exercisable by giving written notice to an indemnified party promptly after the receipt of written notice from such indemnified party of such Proceeding, to assume, at the indemnifying parties' expense, the defense of any such proceeding, with counsel reasonably satisfactory to such indemnified party and shall pay as incurred the fees and disbursements of such counsel related to such Proceeding; provided, however, that an indemnified party or parties (if more than one such indemnified party is named in any Proceeding) shall have the right to employ separate counsel in any such Proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such indemnified party or parties unless: (i) the indemnifying party or parties agree to pay such fees and expenses; or (ii) the indemnifying parties fail promptly to assume the defense of such Proceeding or fail to employ counsel reasonably satisfactory to such indemnified party or parties; or (iii) the named parties to any such action (including any impleaded parties) include both the indemnified party and the indemnifying party, and the indemnified party or parties shall have been advised by counsel that there may be a conflict between the positions of the indemnifying party or an affiliate of the indemnifying party and such indemnified party or parties in conducting the defense of such action or proceeding or that there may be legal defenses available to such indemnified party or parties different from or in addition to those available to the indemnifying party or such affiliate, in which case, if such indemnified party or parties notifies the indemnifying parties in writing that it elects to employ separate counsel at the expense of the indemnifying parties, the indemnifying parties shall not have the right to assume the defense thereof and such counsel shall be at the expense of the indemnifying parties, it being understood, however, that the indemnifying parties shall not, in connection with any one such Proceeding or separate but substantially similar or related Proceedings in the same jurisdiction, arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys (together with appropriate local counsel) at any time for such indemnified party or parties. Whether or not such defense is assumed by the indemnifying parties, such indemnifying parties or indemnified party or parties will not be subject to any liability for any settlement made without its or their consent (but such consent will not be unreasonably withheld). No indemnifying party shall be liable for any settlement of any such action or proceeding effected without its written consent, but if settled with its written consent each indemnifying party jointly and severally agrees, subject to the exception and limitations set forth above, to indemnify and hold harmless each indemnified party from and against any loss or liability by reason of such settlement. No indemnification provided for in Section 7(a) or Section 7(b) shall be available to any party who shall fail to give notice as provided in this Section 7(c) if the party to whom notice was not given was unaware of the proceeding to which such notice would have related and was materially prejudiced by the failure to give such notice, but the failure to give such notice shall not relieve the indemnifying party or parties from any liability which it or they may have to the indemnified party otherwise than on account of the provisions of Section 7(a) or Section 7(b).

     (d) Contribution. If the indemnification provided for in this Section 7 is unavailable to an indemnified party or is insufficient to hold such indemnified party harmless for any Losses in respect to which this Section 7 would otherwise apply by its terms, except by reasons of Section 7(a)(i) or (ii) hereof or the failure of the indemnified party to give notice as required in Section 7(c) hereof (provided that the indemnifying party was unaware of the proceeding to which such notice would have related and was prejudiced by the failure to give such notice), then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall have an obligation to contribute to the amount paid or payable by such indemnified party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and such indemnified party, on the other hand, in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. Where the indemnified party is an underwriter participating in the distribution of Registrable Securities, however, each indemnifying party, and, in addition, if the indemnifying party is a Holder, NTL, shall have an obligation to contribute to the amount paid or payable by such indemnified part as the result of such Losses in such proportion as is appropriate to reflect not only (i) the relative fault of NTL, the Holders and the underwriters in connection with the actions, statements or omissions that resulted in such Losses, as well as any other relevant equitable considerations, but also (ii) the relative benefits received by the Holders on the one hand and the underwriters on the other hand from the distribution of the Registrable Securities. The relative benefit derived by the parties shall be determined by reference to, among other things, the fact that NTL entered into this Agreement to induce the Holders to engage in the transaction pursuant to which the Registrable Securities were acquired. The relative benefits received by the Holders on the one hand and the underwriters on the other shall be deemed to be in the same proportion as the total net proceeds from any such offering (before deducting expenses) received by the Holders bear to the total underwriting discounts or commissions received by the underwriters. The relative fault of such indemnifying party, on the one hand, and indemnified party, on the other hand, shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been taken by, or relates to information supplied by, such indemnifying party or indemnified party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent any such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include any legal or other fees or expenses incurred by such party in connection with any Proceeding, to the extent such party would have been indemnified for such expenses if the indemnification provided for in Section 7(a) or 7(b) were available to such party.

     The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 7(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 7(d), an indemnifying party that is a selling Holder of Registrable Securities shall not be required to contribute any amount in excess of the amount by which the total price at which the Registrable Securities sold by such indemnifying party and distributed to the public were offered to the public (net of any underwriting discounts and commissions and expenses) exceeds the amount of any damages that such indemnifying party has otherwise been required to pay or has paid by reason of such untrue or alleged untrue statement or omission or alleged omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

     (e) Remedies Cumulative. The indemnity, contribution and expense reimbursement obligations under this Section 7 shall be in addition to any liability each indemnifying person may otherwise have and shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any indemnified party.

     (f) Underwriting Agreement Controls. In the event of any conflict between the indemnification and contribution terms as herein set forth and as set forth in any underwriting agreement entered pursuant hereto, the underwriting agreement shall control.

SECTION 8.  UNDERWRITTEN REGISTRATION

     No Holder of Registrable Securities may participate in any underwritten registration hereunder unless such Holder (i) agrees to sell such Holder's Registrable Securities on the basis provided in any underwriting arrangements approved by the Holders of a majority of Registrable Securities included in such offering, and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements, custodial or escrow agreements and other documents required under the terms of such underwriting arrangements.

SECTION 9.  UNREGISTERED OFFERINGS

     The parties hereto hereby agree that, in the event that NTL or one or more Holders propose to make an underwritten Public Offering of shares of Common Stock (i) that is exempt from, or not subject to, the registration requirements of the Securities Act pursuant to Regulation S (or any successor or similar regulation) thereunder and (ii) with respect to which the Holder or Holders proposing such underwritten offering request the cooperation and participation of NTL or the management of NTL in performing due diligence and marketing such offering to potential investors, the relevant notice provisions of Section 2.1 or 2.2 will state that the offering is proposed to be made on an unregistered basis pursuant to Regulation S. In that event, the parties agree to proceed with such an offering on an unregistered basis pursuant to Regulation S in good faith as and to the extent provided herein with respect to a registered offering and that the provisions of this Agreement will apply mutatis mutandis to such unregistered offering, including, without limitation, provisions relating to Joining Notices, NTL's ability to delay an offering, allocations of securities included in an offering, NTL's obligations with respect to an offering (including indemnification provisions and procedures), selection of underwriters, hold-back agreements, expenses associated with an offering and representations and warranties.

SECTION 10.  MISCELLANEOUS

     (a) Remedies. In the event of a breach by any party of any of its obligations under this Agreement, the other parties, in addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, will be entitled to specific performance of their rights under this Agreement. NTL and each Holder agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by NTL or such Holder, as the case may be, of any of the provisions of this Agreement and hereby further agrees that, in the event of any action for specific performance in respect of such breach, NTL or such Holder, as the case may be, shall waive the defense that a remedy at law would be adequate. No failure or delay on the part of NTL or any Holder in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

     (b) Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless NTL has obtained the written consent of Holders of at least two-thirds of the then outstanding Registrable Securities. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of Holders of Registrable Securities whose securities are being sold pursuant to a Registration Statement and that does not directly or indirectly affect, impair, limit or compromise the rights of other Holders of Registrable Securities may be given by Holders of at least a majority of the Registrable Securities being sold by Holders pursuant to such Registration Statement; provided, however, that the provisions of this sentence may not be amended, modified or supplemented except in accordance with the provisions of the immediately preceding sentence.

     (c) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by telecopier (receipt of which is confirmed) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

         if to NTL, to:

         NTL Incorporated
         110 East 59th Street
         New York, New York 10022
         Telecopy No.: (212) 906-8497
         Attention: Richard J. Lubasch

         with a copy to:

         Skadden, Arps, Slate, Meagher & Flom LLP
         919 Third Avenue
         New York, New York 10022
         Telecopy No.: (212) 735-2000
         Attention: Thomas H. Kennedy

         if to Comcast, to:

         Comcast Corporation
         1500 Market Street, 35th Floor
         Philadelphia, Pennsylvania 19102-2148
         Telecopy No.: (215) 981-7790
         Attention: Ken Mikalauskas

         with a copy to:

         Davis Polk & Wardwell
         450 Lexington Avenue
         New York, New York 10017
         Telecopy No.: (212) 450-4800
         Attention: John Knight

         if to Warburg, Pincus, to:

         [TO COME]

         with a copy to:

         [TO COME]

     (d) Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     (e) Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     (f) Entire Agreement; No Third Party Beneficiaries. This Agreement (including the documents and the instruments referred to herein) (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and (ii) except as contemplated by the definition of "Holders" in
Section 1 hereof, is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

     (g) Confidential Information. The Holders and NTL each agree that they shall keep confidential and not at any time after the date of this Agreement disclose any confidential information regarding NTL (in the case of the Holders) and regarding the Holders (in the case of NTL) received in connection with the performance of this Agreement except information which is (i) in the public domain, (ii) becomes public knowledge through no fault of such party or (iii) is required to be disclosed by court order or other government process or the disclosure of which is necessary to enable such party to comply with applicable law or defend against claims. In the event that such party shall be required to make disclosure pursuant to the provisions of clause (iii) of the preceding sentence, such party shall promptly notify the other party and take all reasonably necessary steps requested by such other party at such other party's expense to defend against the enforcement of such court order or other government process, and permit such other party to participate with counsel of its choice in any proceeding relating to the enforcement thereof.

     (h) Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, USA, without regard to principles of conflicts of law.

     (i) Severability. Wherever possible, each provision hereof shall be interpreted in such a manner as to be valid, legal and enforceable under applicable law, but in case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such provision shall be ineffective to the extent, but only to the extent, of such invalidity, illegality or unenforceability without invalidating or rendering unenforceable the remainder of this Agreement, unless such a construction would be unreasonable or materially impair the rights of any party hereto.

     (j) Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except as may otherwise occur by operation of the definition of "Holders" in Section 1 hereof or to another Holder who, by such assignment, agrees to be bound by the restrictions set forth herein; provided, however, that NTL may assign its rights and obligations hereunder to a holding company formed in accordance with Section 251(g) of the Delaware General Corporation Law. Notwithstanding the foregoing, a Holder that is a trust may, in connection with any distribution of the assets of the trust to the beneficiaries thereof, assign its rights under this Agreement to such beneficiaries, and any Holder may with the consent of NTL (which consent shall not be unreasonably withheld) in connection with a private sale of shares of Common Stock assign its rights under this Agreement to any single purchaser that acquires shares of Common Stock from such Holder in a private sale for a purchase price of $25 million or more. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

     (k) Attorney's Fees. As between the parties to this Agreement, in any action or proceeding brought to enforce any provision of this Agreement, or where any provision hereof is validly asserted as a defense, the successful party shall be entitled to recover reasonable attorney's fees in addition to its costs and expenses and any other available remedy.

     (l) Use of Terms. This Agreement contemplates the filing of Registration Statements under the Securities Act on numerous occasions involving various offers of securities. In connection with such Registration Statements, there may be identified therein one or more underwriters through which securities are to be offered on behalf of NTL or one or more of the Holders, or both, pursuant to either a "firm-commitment" or "best-efforts" arrangement, and, in the case where there is more than one underwriter, one or more of the underwriters may be designated as the "manager" or "representative" or the "co-managers" or "representatives" of the several underwriters. Accordingly, all references herein to an "underwriter" or "underwriters" are intended to refer to a "principal underwriter" (as defined in Rule 405 of the Regulations) and to provide for those transactions in which securities may be offered by or through one or more underwriters, and not to imply that any of the transactions contemplated hereby is conditioned in any manner whatsoever on the participation therein by one or more underwriters on behalf of any party. Nothing contained herein relating to NTL's obligation to enter into an underwriting agreement at any time or from time to time in the future shall impair, alter, restrict or otherwise affect in any manner whatsoever the duties of the Board of Directors of NTL under applicable law in approving the form, terms and provisions thereof.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

                                          NTL INCORPORATED

                                          By:

                                            ------------------------------------
                                            Name:
                                            Title:

                                          COMCAST CORPORATION

                                          By:

                                            ------------------------------------
                                            Name:
                                            Title:

                                          WARBURG, PINCUS INVESTORS, L.P.

                                          By:

                                            ------------------------------------
                                            Name:
                                            Title:

                                                                         ANNEX H

                        WARBURG, PINCUS INVESTORS, L.P.

                                 LOCK-UP LETTER

                                                                          , 1998

NTL Incorporated
110 East 59th Street
New York, New York 10022

Ladies and Gentlemen:

     The undersigned understands that NTL Incorporated ("NTL") has entered into an Agreement and Plan of Amalgamation, dated as of February 4, 1998, as amended (the "Amalgamation Agreement"), with Comcast UK Cable Partners Limited, a Bermuda corporation ("Partners"), and NTL (Bermuda) Limited, a Bermuda corporation and a wholly-owned subsidiary of NTL ("Sub"), providing for, among other things, the amalgamation of Sub with Partners (the "Amalgamation"). Subject to the terms and conditions of the Amalgamation Agreement, the outstanding Class A Common Shares, par value L.01 per share, and the Class B Common Shares, par value L.01 per share, will be cancelled in consideration for the receipt of shares of Common Stock, par value $.01 per share, of NTL (the "Common Stock").

     In consideration of the execution of the Amalgamation Agreement by NTL, and for other good and valuable consideration, the undersigned hereby irrevocably agrees that the undersigned will not, directly or indirectly, offer for sale, sell, contract to sell, transfer, give, pledge, assign, irrevocably hypothecate, grant any option for the sale of or otherwise dispose of any shares of Common Stock or any security convertible into or exchangeable or exercisable for shares of Common Stock which the undersigned may beneficially own (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended) nor enter into any agreement regarding the same during the period beginning on the closing date of the Amalgamation and ending 150 days thereafter. The foregoing agreements shall be binding on the undersigned and the undersigned's successors and assigns.

                                          Very truly yours,

                                          WARBURG, PINCUS INVESTORS, L.P.

                                          By:
                                          --------------------------------------
                                          Name:
                                          Title:

                              COMCAST CORPORATION

                                 LOCK-UP LETTER

                                                                          , 1998

NTL Incorporated
110 East 59th Street
New York, New York 10022

Ladies and Gentlemen:

     The undersigned understands that NTL Incorporated ("NTL") has entered into an Agreement and Plan of Amalgamation, dated as of February 4, 1998, as amended (the "Amalgamation Agreement"), with Comcast UK Cable Partners Limited, a Bermuda corporation ("Partners"), and NTL (Bermuda) Limited, a Bermuda corporation and a wholly-owned subsidiary of NTL ("Sub"), providing for, among other things, the amalgamation of Sub with Partners (the "Amalgamation"). Pursuant to the terms and conditions of the Amalgamation Agreement, the outstanding Class A Common Shares, par value L.01 per share, and the Class B Common Shares, par value L.01 per share, will be cancelled in consideration for the receipt of shares of Common Stock, par value $.01 per share, of NTL (the "Common Stock").

     In consideration of the execution of the Amalgamation Agreement by NTL, and for other good and valuable consideration, the undersigned hereby irrevocably agrees that the undersigned will not, directly or indirectly, offer for sale, sell, contract to sell, transfer, give, pledge, assign, irrevocably hypothecate, grant any option for the sale of or otherwise dispose of any shares of Common Stock or any security convertible into or exchangeable or exercisable for shares of Common Stock which the undersigned may beneficially own (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended) nor enter into any agreement regarding the same during the period beginning on the closing date of the Amalgamation and ending 150 days thereafter. The foregoing agreements shall be binding on the undersigned and the undersigned's successors and assigns.
                                          Very truly yours,

                                          COMCAST CORPORATION

                                          By:
                                          --------------------------------------
                                          Name:
                                          Title:

                                                                         ANNEX I

                                    FORM OF
                    CERTIFICATE OF DESIGNATION, PREFERENCES
                          AND RIGHTS OF CLASS D JUNIOR
                         PARTICIPATING PREFERRED STOCK

                                       OF

                                NTL INCORPORATED

             PURSUANT TO SECTION 151 OF THE GENERAL CORPORATION LAW
                            OF THE STATE OF DELAWARE

     NTL Incorporated, a corporation organized and existing under the General Corporation Law of the State of Delaware, in accordance with the provisions of
Section 103 thereof, HEREBY CERTIFIES:

     That pursuant to the authority conferred upon the Board of Directors by the Certificate of Incorporation of the said Corporation, the said Board of
Directors on           , 1998 adopted the following resolution creating a series
of           shares of Preferred Stock designated as Class D Junior
Participating Preferred Stock:

     RESOLVED, that pursuant to the authority vested in the Board of Directors of this Corporation in accordance with the provisions of its Certificate of Incorporation, a series of Preferred Stock of the Corporation be and it hereby is created, and that the designation and amount thereof and the voting powers, preferences and relative, participating, optional and other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof are as follows:

          1. Designation and Amount. The shares of such series shall be designated as "Class D Junior Participating Preferred Stock," par value $.01 per share (the "Class D Junior Preferred Stock"), and the number of
     shares constituting such series shall be           .

          2. Dividends and Distributions. (a) Each share of Class D Junior Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available for the payment of dividends, contemporaneously with any dividends with respect to shares of Common Stock (as defined in Section 11), dividends in an amount per share (rounded to the nearest cent) equal to, subject to the provision for adjustment hereinafter set forth, 1.00* times the aggregate per share amount of cash dividends declared by the Board of Directors with respect to the Common Stock, and 1.00* times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions (other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock, by reclassification or otherwise) declared by the Board of Directors with respect to the Common Stock, to the same extent as, on the same basis as, and in the same form as (whether payable in cash or in kind), any dividends with respect to shares of Common Stock. With respect to each dividend payable in respect of the Class D Junior Preferred Stock, the record date for such dividend shall be the same as the record date for the corresponding dividend in respect of the Common Stock. Such dividends shall be payable on the dates specified by the Board of Directors as the dates for payment of dividends in respect of shares of Common Stock (each of such dates being a "dividend payment date")(unless such day is not a business day, in which event on the next succeeding business day). Such dividends shall be paid to the holders of record at the close of business on the date (the "record date") specified by the Board of Directors of the Corporation at the time such dividend is declared; provided that such date shall not be more than 60 days nor less than 10 days prior to the respective dividend payment date. In the event the Corporation shall at any time after the date of initial issuance of the Class D Junior Preferred Stock (the "Issuance Date"), (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a

---------------

* See Section 5.20.

smaller number of shares, then in each such case the amount to which each share of Class D Junior Preferred Stock was entitled to receive immediately prior to such event under the first sentence of this Section 2(a) shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

          (b) So long as any shares of the Class D Junior Preferred Stock are outstanding, no dividends shall be declared or paid or set apart for payment or other distribution declared or made upon Parity Securities or Junior Securities by the Corporation, unless a dividend in the amount and form provided for herein is paid or set apart for payment on or in respect of the Class D Junior Preferred Stock.

          3. Voting Rights. The holders of shares of Class D Junior Preferred Stock shall have the following voting rights:

             (a) Except as otherwise provided herein, in the Certificate of Incorporation or under applicable law, (i) each share of Class D Junior Preferred Stock and each share of Class C Junior Preferred Stock shall be entitled to vote together with the Common Stock on all matters submitted for a vote of holders of Common Stock as a single class, (ii) subject to the provision for adjustment hereinafter set forth, shall be entitled to 1.00* votes per share of Class D Junior Preferred Stock and
        (iii) shall be entitled to notice of any stockholders' meeting in accordance with the Certificate of Incorporation and bylaws of the Corporation. In the event the Corporation shall at any time after the Issuance Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the number of votes per share to which holders of shares of Class D Junior Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

             (b) So long as any shares of Class D Junior Preferred Stock are outstanding, the Corporation shall not, without the written consent or affirmative vote at a meeting called for that purpose of the holders of two-thirds or more of the shares of Class D Junior Preferred Stock then outstanding, amend, alter or repeal, whether by merger, consolidation, combination, reclassification or otherwise, the Certificate of Incorporation or by-laws of the Corporation or of any provision thereof (including the adoption of a new provision thereof) which would result in an alteration or circumvention of the voting powers, designation and preferences and relative participating, optional and other special rights, and qualifications, limitations and restrictions of the Class D Junior Preferred Stock.

             (c) The consent or votes required in Section 3(b) shall be in addition to any approval of stockholders of the Corporation which may be required by law or pursuant to any provision of the Certificate of Incorporation or bylaws, which approval shall be obtained by vote of the stockholders of the Corporation in the manner provided in Section 3(a).

          4. Reacquired Shares. Any shares of Class D Junior Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein.

          5. Liquidation, Dissolution or Winding Up. (a) Upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, no distribution shall be made to the holders of Junior Securities unless, prior thereto, the holders of shares of Class D Junior Preferred Stock shall have received $0.01 per share (the "Class D Liquidation Preference"), and the holders of Parity Securities

---------------

* See Section 5.20.

     shall have received any liquidation preference due them (the "Parity Preference"). Following the payment of the full amount of the Class D Liquidation Preference, no additional distributions shall be made to the holders of shares of Class D Junior Preferred Stock unless, prior thereto, the holders of shares of Common Stock shall have received an amount per share (the "Common Adjustment") equal to the quotient obtained by dividing
     (i) the Class D Liquidation Preference by (ii) 1.00* (as appropriately adjusted as set forth in Section 5(c) below to reflect such events as stock splits, stock dividends and recapitalizations with respect to the Common Stock) (such number in clause (ii) being hereinafter referred to as the "Adjustment Number"). Following the payment of the full amount of the Class D Liquidation Preference, the Parity Preference and the Common Adjustment in respect of all outstanding shares of Class C Junior Preferred Stock, Class D Junior Preferred Stock and Common Stock, respectively, holders of shares of Class C Junior Preferred Stock, Class D Junior Preferred Stock and Common Stock shall receive their ratable and proportionate share of the remaining assets to be distributed in the ratio of the Adjustment Number to 1 with respect to such Class C Junior Preferred Stock and Class D Junior Preferred Stock, and Common Stock, on a per share basis, respectively.

          (b) In the event, however, that there are not sufficient assets available to permit payment in full of the Class D Liquidation Preference and the Parity Preference, then such remaining assets shall be distributed ratably to the holders of all such shares in proportion to their respective liquidation preferences. In the event, however, that there are not sufficient assets available to permit payment in full of the Common Adjustment, then such remaining assets shall be distributed ratably to the holders of Common Stock.

          (c) In the event the Corporation shall at any time after the Issuance Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the Adjustment Number in effect immediately prior to such event shall be adjusted by multiplying such Adjustment Number by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

          6. Consolidation, Merger, Share Exchange, etc. In case the Corporation shall enter into any consolidation, merger, share exchange, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the shares of Class D Junior Preferred Stock shall at the same time be similarly exchanged or changed in an amount per share (subject to the provision for adjustment hereinafter set forth) equal to 1.00* times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. In the event the Corporation shall at any time after the Issuance Date (i) declare any dividend on Common Stock payable in shares of Common Stock,
     (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Class D Junior Preferred Stock shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

          7. Redemption. (a) Except as set forth in Section 7(b) the shares of Class D Junior Preferred Stock shall not be redeemable.

          (b) If the Right of First Refusal is Exercised, each share of Class D Junior Preferred Stock shall, within 45 days of the receipt by the Corporation of the Equity Interest Proceeds, be redeemed by the Corporation for a pro rata (by number of shares of Class D Junior Preferred Stock originally issued) share of the Equity Interest Proceeds. Such redemption shall be, at the election of the Corporation,

---------------

* See Section 5.20.

     payable either (i) in cash, subject to any requirements of law or the Corporation's debt instruments, or (ii) in shares of Common Stock of the Corporation valued at the greater of $30 per share [subject to adjustment if change in NTL Common Stock prior to Issuance Date] or the NTL Average Market Price as of the date of receipt of the proceeds by the Corporation.

          (c) "Equity Interest Proceeds" shall mean the net proceeds received for the equity interest (as of the Issuance Date) in Birmingham Cable (without regard to debt, loans from the Corporation to Birmington Cable or the debt component (i.e., face amount and accrued and unpaid interest) of any convertible security) from the consummation of the sale of the interest under the Purchase Rights less taxes which would be payable on such sale at the Tax Rate without giving effect to any credits or other adjustments available to the Corporation or its subsidiaries as a result of factors not related to the Corporation's interest in Birmingham Cable.

          (d) Nothing contained herein shall be deemed to restrict or prohibit the Corporation from acquiring shares of Class D Preferred Stock otherwise then pursuant to redemption pursuant to Section 7(b) hereof.

          8. Exchange. If (i) the Corporation shall so elect in its sole discretion or (ii) the Right of First Refusal is Resolved, the Corporation shall, within 45 days of the date of election with respect to clause (i) or the date the Rights of Refusal is Resolved with respect to clause (ii), exchange each share of Class D Junior Preferred Stock into 1.00* share (or, if there has been one or more adjustments pursuant to the last sentence of
     Section 2(a), the adjusted number of shares) of Common Stock of the Corporation.

          9. Procedure for Redemption or Exchange. (a) In the event of redemption of the Class D Junior Preferred Stock pursuant to Section 7 or an exchange of the shares of Class D Junior Preferred Stock pursuant to
     Section 8, notice of such redemption or exchange shall be given to each holder of record of the shares to be redeemed or exchanged at such holder's address as the same appears on the stock transfer books of the Corporation at least 30 but not more than 45 days before the date fixed for redemption or exchange, as the case may be, provided, however, that no failure to give such notice nor any defect therein shall affect the validity of the redemption or exchange of any share of Class D Junior Preferred Stock to be redeemed or exchanged except as to the holder to whom the Corporation has failed to give said notice or except as to the holder whose notice was defective. Each such notice shall state: (i) the redemption date or exchange date; (ii) the amount and nature of the consideration to be made in respect of each share; (iii) the place or places where certificates for such shares are to be surrendered for redemption or exchange; (iv) the specific provision hereof pursuant to which such redemption or exchange is to be made; and (v) that dividends on the shares to be redeemed or exchanged will cease to accrue on such redemption date or exchange date. Upon giving any notice of a redemption pursuant to Section 7 or notice of exchange pursuant to Section 8, the Corporation shall become obligated to redeem or exchange the shares of Class D Junior Preferred Stock specified in such notice on the redemption date or exchange date, as the case may be, specified in such notice.

          (b) Notice having been given as aforesaid, from and after the redemption date or the exchange date (unless, in the case of a redemption, default shall be made by the Corporation in providing money for the payment of the redemption price of the shares called for redemption or, in the case of an exchange, the Corporation defaults in issuing Common Stock or fails to pay or set aside for payment accrued and unpaid dividends on the Class D Junior Preferred Stock to the exchange date), dividends on the shares of Class D Junior Preferred Stock called for redemption or exchange shall cease to accrue, and all rights of the holders thereof as stockholders of the Corporation (except the right to receive from the Corporation the redemption price without interest or the Common Stock and accrued and unpaid dividends on the Class D Junior Preferred Stock to the exchange date) shall cease. Upon surrender in accordance with said notice of the certificates for any shares so redeemed or exchanged (properly endorsed or assigned for transfer, if the Board of Directors of the Corporation shall so require and the notice shall so state), such

---------------

* See Section 5.20.

     share shall be redeemed or exchanged by the Corporation at the redemption price or rate of exchange aforesaid.

          (c) The Corporation will pay any and all issuance and delivery taxes that may be payable in respect of the issuance or delivery of Common Stock in exchange for shares of Class D Junior Preferred Stock. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of Common Stock in a name other than that in which the shares of Class D Junior Preferred Stock so exchange were registered, and no such issuance or delivery shall be made unless and until the person requesting such issuance has paid to the Corporation the amount of any such tax or has established to the satisfaction of the Corporation that such tax has been paid.

          (d) If a notice of redemption shall have been given, such redemption is for consideration solely of cash and if, prior to the redemption date, the Corporation shall have irrevocably deposited the aggregate redemption price of the shares of Class D Junior Preferred Stock to be redeemed in trust for the pro rata benefit of the holders of the shares of Class D Junior Preferred Stock to be redeemed, so as to be and to continue to be available therefor, with a bank or trust company that (i) is organized under the laws of the United States of America or any state thereof, (ii) has capital and surplus of not less than $250,000,000 and (iii) has, or, if it has no publicly traded debt securities rated by a nationally recognized rating agency, is the subsidiary of a bank holding company that has, publicly traded debt securities rated at least "A" or the equivalent thereof by Standard & Poor's Corporation or "A-2" or the equivalent by Moody's Investor Service Inc., then upon making such deposit, all rights of holders of the shares so called for redemption shall cease, except the right of holders of such shares to receive the redemption price against delivery of such shares, but without interest, and such shares shall cease to be outstanding. Any funds so deposited that are unclaimed by holders of shares at the end of three years from such redemption date shall be repaid to the Corporation upon its request, after which repayment the holders of shares of Class D Junior Preferred Stock so called for redemption shall thereafter be entitled to look only to the Corporation for payment of the redemption price.

          (e) In the event of redemption of shares of Class D Junior Preferred Stock for shares of Common Stock pursuant to Section 7 or an exchange of Class D Junior Preferred Stock for shares of Common Stock pursuant to
     Section 8:

             (i) such redemption or exchange shall be deemed to have been effected on the redemption date or the exchange date, as the case may be, and the person in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such redemption or exchange shall be deemed to have become the holder of record of the shares of Common Stock represented thereby as of the close of business on the redemption date or the exchange date, as the case may be;

             (ii) all such shares of Common Stock issued upon redemption or exchange of the Class D Junior Preferred Stock will upon issuance be duly and validly issued and fully paid and non-assessable, free of all liens and charges and not subject to any preemptive rights;

             (iii) effective as of the close of business on the redemption date or exchange date, as the case may be, the holder thereof shall be deemed to be the holder of the shares of Common Stock for which such shares of Class D Junior Preferred Stock were redeemed or exchanged, as the case may be, and, as from the redemption date or the exchange date, as the case may be, such holder shall be entitled to all rights of a Common Stock holder;

             (iv) prior to the issuance of any such shares of Common Stock, the Corporation shall comply with all applicable federal and state laws and regulations which require action to be taken by the Corporation;

             (v) no fractional shares of Common Stock shall be issued, but in lieu thereof the Corporation shall pay a cash adjustment in respect of such fractional interest in an amount equal to such fractional interest multiplied by the closing price reported by the principal securities exchange on which the shares of Common Stock are listed and traded on the redemption date or exchange date, as the case may be; and

          (f) The Corporation covenants that it will at all times reserve and keep available, free from preemptive rights, such number of its authorized but unissued shares of Common Stock and/or its shares of Common Stock held as treasury stock as shall be required for the purpose of effecting the redemption or exchange of the Class D Junior Preferred Stock.

          10. Fiduciary Duty. The Board of Directors of the Corporation shall, with respect to all matters except those set forth in Sections 5, 7, 8, 9 and 13, have the obligations and duties (including fiduciary duties) to the holders of the Class D Junior Preferred Stock to the same extent and as if they were holders of the Common Stock. With respect to the matters set forth in Section 5, 7, 8, 9 and 13, the Board of Directors of the Corporation shall act in good faith and, in the event that the Corporation is not reasonably likely to enter into any agreement, arrangement or understanding directly or indirectly relating to the Right of First Refusal or the ownership interest in Birmingham Cable which would result in an exchange pursuant to clause (ii) of Section 8, and the Right of First Refusal is reasonably likely to be exercised, the Corporation shall use its reasonable efforts to maximize the proceeds to be received from the exercise thereof.

          11. Ranking. The Class D Junior Preferred Stock shall, with respect to dividend rights, rank on a parity with, the common stock, par value $.01 per share, of the Corporation (the "Common Stock") and the Class C Junior Participating Preferred Stock, par value $.01 per share, of the Corporation (the "Class C Junior Preferred Stock"). With respect to rights on liquidation, dissolution and winding up, the Class D Junior Preferred Stock shall rank prior to all classes of the Common Stock, on a parity with the Class C Junior Preferred Stock and junior to all other series of Preferred Stock. All equity securities of the Corporation to which the Class D Junior Preferred Stock ranks prior (whether with respect to dividends or upon liquidation, dissolution, winding up or otherwise), are collectively referred to herein as the "Junior Securities." All equity securities of the Corporation with which the Class D Junior Preferred Stock ranks on a parity (whether with respect to dividends or upon liquidation, dissolution or winding up), including the Class C Junior Preferred Stock, are collectively referred to herein as the "Parity Securities." All equity securities of the Corporation to which the Class D Junior Preferred Stock ranks junior (whether with respect to dividends or upon liquidation, dissolution or winding up) are collectively referred to herein as "Senior Securities". The respective definitions of Junior Securities, Parity Securities and Senior Securities shall also include any options exercisable for or convertible into any of the Junior Securities, Parity Securities and Senior Securities, as the case may be.

          12. Reports. So long as any of the Class D Junior Preferred Stock is outstanding, the Corporation will furnish the holders thereof with the quarterly and annual financial reports that the Corporation is required to file with the Securities and Exchange Commission pursuant to Section 13 or
     Section 15(d) of the Securities Exchange Act of 1934 or, in the event the Corporation is not required to file such reports, reports containing the same information as would be required in such reports.

          13. Definitions. "Exercised" shall mean that the Right of First Refusal has been validly exercised by TeleWest and/or General Cable (other than pursuant to clause (B) of the definition of "Resolved") and the Corporation (or the relevant subsidiary of the Corporation) has received the proceeds therefrom in consideration for the delivery of the equity interests thereunder.

     "NTL Average Market Price" means the average of the average of the high and low sales prices of the Common Stock of the Corporation on the principal market on which it is traded for each of the five trading days ending on the last trading day prior to the date of determination.

     "Resolved" shall mean that (A) the Right of First Refusal is no longer of any legal force and effect or (B) that the Corporation shall have entered into an agreement, arrangement or understanding with TeleWest and/or General Cable directly or indirectly relating to a business combination between the Corporation and TeleWest or the Right of First Refusal or the ownership interest in Birmingham Cable.

     "Right of First Refusal" shall mean the right of first refusal set forth in
Section 5.2 of the CoOwnership Agreement, dated March 12, 1990, between US West International Holdings Inc. and Comcast Cablevision of Birmingham, Inc., as subsequently amended, supplemented and novated.
made under the seal of the Corporation and signed by      , its      , and
attested by      , its      , this day of      , 1998.

                                          NTL INCORPORATED

                                          By:
                                          --------------------------------------
                                            Name:
                                            Title:

[SEAL]

Attest:

---------------------------------------------------------
Name:
Title:

                                                                         ANNEX J
                                  DETACH HERE

          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
          OF
          COMCAST UK CABLE PARTNERS LIMITED
          The undersigned, a holder of CLASS A COMMON SHARES of
          COMCAST UK CABLE PARTNERS LIMITED, hereby constitutes and
P         appoints RALPH J. ROBERTS and STANLEY L. WANG, and each of
R         them acting individually, as the attorney and proxy of the
O         undersigned, with full power of substitution, for and in the
X         name and stead of the undersigned, to attend the Special
Y         General Meeting of Shareholders of the Company to be held on
          Thursday, October 29, 1998 at 10:00 a.m. local time at
          Comcast Corporation, 1500 Market Street, 33rd Floor,
          Philadelphia, Pennsylvania 19102-2148 and any adjournment or postponement thereof, and thereat to vote all CLASS A COMMON
          SHARES which the undersigned would be entitled to vote if
          personally present, as follows on the reverse side.

                                                             ------------------
            PLEASE SIGN AND DATE ON REVERSE SIDE                 SEE REVERSE
                                                                    SIDE
                                                             ------------------

                                  DETACH HERE

------   PLEASE MARK YOUR
   X     VOTES AS IN THIS
         EXAMPLE.
------

      Unless otherwise specified, the shares will be voted "FOR" the proposals set forth below. This Proxy also delegates discretionary authority to vote with respect to any other incidental business which may properly come before the meeting and any adjournment or postponement thereof.



         1. To approve the Agreement and Plan of Amalgamation, dated February 4, 1998, as amended (the "Amalgamation Agreement"), among NTL Incorporated, a Delaware corporation ("NTL"), NTL (Bermuda) Limited, a Bermuda corporation and a wholly-owned subsidiary of NTL ("Sub"), and the Company pursuant to which Sub will amalgamate with the Company and the issued and outstanding Class A Common Shares, par value L.01 per share and Class B Common Shares, par value L.01 per share of the Company (collectively, the "Common Shares"), other than Common Shares held by NTL, any subsidiary of NTL or any subsidiary of the Company and Common Shares held by the shareholders if any, who properly exercise their dissenters' rights under Bermuda law, will be cancelled in consideration for the receipt of the consideration provided for in the Amalgamation Agreement.
                   FOR              AGAINST            ABSTAIN
                  [ ]             N             N

         1. To approve the Agreement and Plan of Amalgamation, dated   2. To vote on such other incidental business which may
            February 4, 1998, as amended (the "Amalgamation            properly come before the meeting.
            Agreement"), among NTL Incorporated, a Delaware
            corporation ("NTL"), NTL (Bermuda) Limited, a Bermuda      THE UNDERSIGNED HEREBY ACKNOWLEDGES RECEIPT OF THE NOTICE OF
            corporation and a wholly-owned subsidiary of NTL ("Sub"),  SPECIAL GENERAL MEETING AND JOINT PROXY
            and the Company pursuant to which Sub will amalgamate      STATEMENT/PROSPECTUS.
            with the Company and the issued and outstanding Class A
            Common Shares, par value L.01 per share and Class B        PLEASE SIGN, DATE AND RETURN IN THE ENCLOSED POSTAGE-
            Common Shares, par value L.01 per share of the Company     PREPAID ENVELOPE.
            (collectively, the "Common Shares"), other than Common
            Shares held by NTL, any subsidiary of NTL or any           NOTE: Please sign exactly as name(s) appear(s) in address.
            subsidiary of the Company and Common Shares held by the    When signing as attorney-in-fact, executor, administrator,
            shareholders if any, who properly exercise their           trustee or guardian, please add your title as such, and if
            dissenters' rights under Bermuda law, will be cancelled    signer is a corporation, please sign with full corporate
            in consideration for the receipt of the consideration      name by duly authorized officer or officers and affix the
            provided for in the Amalgamation Agreement.                corporate seal. When shares are issued in the name of two or more persons, all such persons should sign.
                   FOR              AGAINST            ABSTAIN
                  [ ]             N             N                      To be valid, this Proxy must be received at the address on the enclosed envelope prior to the time of the Special
                                                                       General Meeting or adjourned meeting at which the person
                                                                       named in the Proxy proposes to vote.

                                                                         ANNEX K

                                NTL INCORPORATED
                              110 EAST 59TH STREET
                            NEW YORK, NEW YORK 10022

                                     PROXY

     THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF NTL INCORPORATED FOR THE SPECIAL MEETING OF STOCKHOLDERS OF NTL INCORPORATED.

     The undersigned stockholder of NTL Incorporated ("NTL") hereby appoints George S. Blumenthal, J. Barclay Knapp and Richard J. Lubasch, and each of them individually, with full power of substitution, as Proxies of the undersigned, and hereby authorizes them to represent and to vote and act for the undersigned at the Special Meeting of Stockholders of NTL to be held on Thursday, October 29, 1998, at 10:00 a.m., local time, at the Essex House Hotel, 160 Central Park South, Hyde Park Suite, New York, New York 10019, and any adjournment, continuation or postponement thereof, according to the number of votes which the undersigned is now, or may then be, entitled to cast. This proxy revokes all prior proxies given by the undersigned with respect to the matters covered hereby. The undersigned acknowledges receipt of the Joint Proxy Statement/
Prospectus, dated             , 1998, and the related Notice of Special Meeting
of Stockholders.

     All powers may be exercised by both said Proxies or substitutes voting or acting or, if only one votes and acts, then by that one. The undersigned instructs such Proxies or their substitutes to vote as specified on the reverse side on the proposals set forth in the Joint Proxy Statement/Prospectus.

                               (SEE REVERSE SIDE)

 ----   PLEASE MARK
  X     YOUR VOTES
        WITH AN "X"
 ----

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER AND AT THE DISCRETION OF THE PROXY HOLDERS AS TO ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSAL 1 AND PROPOSAL 2 AND AT THE DISCRETION OF THE PROXY HOLDERS AS TO ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING.

1. AUTHORIZATION AND APPROVAL OF THE ISSUANCE OF SHARES of       FOR      AGAINST    ABSTAIN
   common stock, par value $.01 per share, of NTL (the "NTL      [ ]        [ ]        [ ]
   Common Stock") pursuant to an Agreement and Plan of
   Amalgamation, dated February 4, 1998, as amended, among
   NTL, NTL (Bermuda) Limited, a Bermuda corporation and a
   wholly-owned subsidiary of NTL ("Sub"), and Comcast UK
   Cable Partners Limited, a Bermuda corporation
   ("Partners"), which agreement provides, among other
   things, (i) for the amalgamation of Sub with Partners
   (the "Amalgamation") and (ii) for the conversion of all
   issued and outstanding Class A Common Shares, par value
   L.01 per share, and Class B Common Shares, par value L.01
   per share, of Partners, other than shares held by NTL,
   any subsidiary of NTL or any subsidiary of Partners and
   shares held by shareholders, if any, who properly
   exercise their dissenters' rights under Bermuda law, into
   the right to receive the consideration to be paid in
   connection with the Amalgamation.
2. AUTHORIZATION AND APPROVAL OF THE SHARES AMENDMENT to         FOR      AGAINST    ABSTAIN
   increase the maximum number of authorized shares of NTL       [ ]        [ ]        [ ]
   Common Stock from 100,000,000 to 400,000,000 shares and
   to increase the maximum number of authorized shares of
   preferred stock, par value $.01 per share, of NTL from
   2,500,000 to 10,000,000 shares.

3. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

                                          Please sign exactly as name(s)
                                          appear(s) herein. When shares are held
                                          by joint tenants, both should sign.
                                          When signing as attorney-in-fact,
                                          executor, administrator, trustee or
                                          guardian, please give full title as
                                          such. If a corporation, please sign in
                                          full corporate name by president or
                                          other authorized corporate officer. If
                                          a partnership, please sign the
                                          partnership name by authorized
                                          person(s).

                                          Dated:                          , 1998
                                          --------------------------------------


                                          --------------------------------------
                                                        Signature


                                          --------------------------------------
                                                        Signature

 PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED
                                    ENVELOPE

                                                                         ANNEX L

                               TELEWEST AGREEMENT

                             DATED: 14 AUGUST 1998

                        (1) TELEWEST COMMUNICATIONS PLC

                  (2) TELEWEST COMMUNICATIONS HOLDINGS LIMITED

                     (3) COMCAST UK CABLE PARTNERS LIMITED

                              (4) NTL INCORPORATED

              Agreement in respect of the rights of first refusal
                 relating to Birmingham Cable and Cable London

     THIS AGREEMENT is made on 14 August 1998

     BETWEEN:

          (1) TELEWEST COMMUNICATIONS PLC (registered number 298307) whose registered office is at Genesis Business Park, Albert Drive, Woking, Surrey GU21 5RW ("Telewest");

        (2) TELEWEST COMMUNICATIONS HOLDINGS LIMITED (registered number 02982404) whose registered office is at Genesis Business Park as aforesaid ("TCHL");

          (3) COMCAST UK CABLE PARTNERS LIMITED whose registered office is at Clarendon House, 2 Church Street West, Hamilton, HM 11, Bermuda ("CUKCP"); and

          (4) NTL INCORPORATED whose principal place of business is at 110 East 59th Street, New York, New York 10022, USA ("NTL").

IT IS AGREED as follows:

1.  DEFINITIONS AND INTERPRETATION

     1.1 The following words and expressions where used in this Agreement have the meanings given to them below:-

"acceptance period"              as defined in clause 4.2;

"Acquisition"                    the acquisition of shares in Cable London upon
                                 CL Completion pursuant to clause 4.6;

"Amalgamation"                   the proposed amalgamation to be made between
                                 NTL (Bermuda) Limited and CUKCP pursuant to the Agreement and Plan of Amalgamation dated 4
                                 February 1998 between NTL (1), NTL (Bermuda)
                                 Limited (2) and CUKCP (3), as such agreement may be amended or restructured, or any similar business combination involving CUKCP and NTL or their affiliates;

"Approvals"                      (a) the purchaser (as defined in clause 4.5)
                                 receiving written confirmation from the
                                 Secretary of State for Trade and Industry
                                 ("DTI") and from the Independent Television
                                 Commission ("ITC"), in terms reasonably
                                 satisfactory to the purchaser, to the effect that the Acquisition will not lead to the revocation of any licenses (issued pursuant to the Cable and Broadcasting Act 1984 or the Broadcasting Act 1990 (as amended)) or the revocation of any of the telecommunications or wireless telegraphy licenses issued by the DTI pursuant to the Telecommunications Act 1984 or the Wireless
                                 Telegraphy Act 1949 or 1998 which are held by Cable London and any of its subsidiary undertakings;

                                 (b) the Office of Fair Trading having indicated to the purchaser, in terms reasonably satisfactory to the purchaser, either that the Acquisition does not qualify for investigation by the Monopolies and Mergers Commission pursuant to the Fair Trading Act 1973 or that the Secretary of State for Trade and Industry has decided not to refer the Acquisition to the Monopolies and Mergers Commission; and

                                 (c) CIBC consenting, in terms reasonably satisfactory to the purchaser, to (i) the Acquisition (ii) the capitalisation referred to in clause 4.7 (unless the CL Loans and Fees are to be assigned), (iii) the release of the shares in Cable London to be sold by the vendor pursuant to the Acquisition from the security granted to CIBC over such shares and the termination of any deed of subordination between the vendor and CIBC and (iv) the assignment of the CL Loans and Fees to the purchaser, in each case with effect from CL Completion (unless the CL Loans and Fees are to be capitalized pursuant to Clause 4.7);

"BC Completion"                  the performance of the obligations to complete
                                 the sale and purchase of the Joint BC Shares and such other interest (if any) which CUKCP has in any other shares in Birmingham Cable in accordance with clause 2;

"BC Consultant Agreement"        the Consultant Agreement for Operational
                                 Assistance dated 25 April 1990 between
                                 Birmingham Cable (1) Birmingham Cable Limited
                                 (2) and Comcast UK Consulting Inc. (formerly
                                 Comcast BV Inc.) (3) as amended by a
                                 Supplemental Agreement dated 8 April 1994 between Birmingham Cable (1), Birmingham Cable
                                 Limited (2) and Comcast UK Consulting Inc. (3);

"BC Loans and Fees"              the subordinated loans (including interest) and
                                 fees due to CUKCP and Comcast UK Consulting
                                 Inc. from Birmingham Cable and its subsidiary undertakings;

"BC Management Agreement"        the Management Agreement dated 25 April 1990
                                 between Birmingham Cable (1), Birmingham Cable
                                 Limited (2), US West International Holdings
                                 Inc. (3) and Comcast Cablevision of Birmingham
                                 Inc. (4) as novated pursuant to the Assignment
                                 Agreement dated 27 August 1990 between
                                 Birmingham Cable (1), Birmingham Cable Limited
                                 (2), US West International Holdings Inc. (3),
                                 Comcast Cablevision of Birmingham Inc. (4), US
                                 West Cable Communications Limited (5) and
                                 Comcast UK Consulting Inc. (6) and the
                                 Assignment and Amendment Agreement dated 5
                                 August 1992 between Birmingham Cable (1),
                                 Birmingham Cable Limited (2), US West Cable
                                 Communications Limited (3), Comcast UK
                                 Consulting Inc. (4) and TeleWest Communications
                                 Group Limited (5);

"BC Offer Notice"                the offer notice despatched by the board of
                                 directors of Birmingham Cable pursuant to
                                 Article 59(D) of the Articles of Association of Birmingham Cable following the receipt by Birmingham

                                 Cable of a transfer notice from General Cable PLC dated August 1998;

"Birmingham Cable"               Birmingham Cable Corporation Limited
                                 (registered number 2170379);

"Birmingham Link Agreement"      the Agreement concerning Birmingham-Croyden
                                 Link dated February 13, 1993 between National
                                 Transcommunications Limited and Birmingham
                                 Cable;

"Business Day"                   a weekday (other than a Saturday) on which
                                 clearing banks are ordinarily open for business in both the City of London and New York;

"Cable London"                   Cable London PLC (registered number 01794264);

"CIBC" Canadian Imperial Bank of Commerce (as agent and security trustee under the terms of the L170 million credit facility in favor of Cable London);

"CL Completion"                  the performance of the obligations to complete
                                 the sale and purchase of shares in Cable London in accordance with clause 4;

"CL Loans and Fees"              the subordinated loans (including interest
                                 thereon) and fees due to the vendor and
                                 MediaOne Cable Communications (if the vendor is
                                 Telewest) and Comcast UK Consulting Inc. (if the vendor is CUKCP) and any of their respective subsidiaries and parent undertakings from Cable London and its subsidiary undertakings;

"Co-ownership Agreement"         the Co-ownership Agreement dated 12 March 1990
                                 originally between US West International
                                 Holdings Inc. (1) and Comcast Cablevision of
                                 Birmingham Inc. (2) as subsequently amended, supplemented and novated, it being acknowledged by the parties to this Agreement that the parties to the Co-ownership Agreement are now
                                 TCHL and CUKCP;

"CUKCP Consultant Agreement"     the Consultant Agreement for Operational
                                 Assistance dated 17 August 1989 between Cable
                                 London (1) and Comcast Corporation (2), as subsequently assigned to Comcast UK Consulting
                                 Inc. (for so long as it remained a subsidiary of Comcast Corporation) pursuant to an Assignment Agreement dated 14 September 1990 between Comcast Corporation (1), Comcast UK
                                 Consulting Inc. (2), Cable London (3) and Cable
                                 Camden Limited, Cable Enfield Limited, Cable
                                 Hackney & Islington Limited and Cable Haringey
                                 Limited (4);

"Equalisation Deed"              the Equalisation Deed dated 17 July 1996
                                 between Telewest (1) and CUKCP (2);

"GC Shares"                      the 22,958,319 ordinary shares of L1 each in
                                 Birmingham Cable registered in the name of General Cable PLC;

"Joint BC Shares"                the 28,060,167 ordinary shares of L1 each in
                                 Birmingham Cable registered in the joint names of TCHL and CUKCP;

"offer"                          as defined in clause 4.1;

"offer notice"                   as defined in clause 4.1;

"prescribed period"              the period of 90 calendar days after the expiry
                                 of the acceptance period or, if an appropriate election is made pursuant to sub-clause 4.5.2 to extend such period, the period ending up to 90 calendar days after the Long Stop Date (as defined in clause 4.5.2);

"purchaser"                      as defined in clause 4.5;

"Shoot-out Period"               the period commencing on the date which is the
                                 earlier of (i) six calendar months after (x) the date of completion of the Amalgamation or
                                 (y) if earlier, 31 December 1998 and (ii) the earlier of (a) the date on which a public announcement is made of a firm intention to make a recommended offer for the ordinary shares of Telewest (other than those owned or contracted to be acquired by the offeror or persons acting in concert with the offeror) or of a merger between NTL and a third party
                                 (being a person which prior to such merger is not a member of the same group as NTL) where
                                 NTL is not the surviving entity whether or not, in either case, subject to the satisfaction of any pre-conditions and (b) completion of any such offer or merger whether or not recommended, and ending at midnight on the date which is three calendar months thereafter (both dates inclusive);

"Subscription Agreements"        (a) the subscription agreement dated 4 May 1989
                                 between Birmingham Cable (1) and US West
                                 International Holdings Inc. (2);

                                 (b) the BCC Subscription Agreement dated 31 May 1989 between Birmingham Cable (1), US West International Holdings Inc. (2), Compagnie Generale des Eaux (3), The Cable Corporation Limited (4) and The Standard Life Assurance Company (5);

                                 (c) the Supplemental Subscription Agreement dated 16 March 1990 between Birmingham Cable
                                 (1), US West International Holdings Inc. (2), Compagnie Generale des Eaux (3), The Cable Corporation Limited (4), The Standard Life Assurance Company (5), Comcast Cablevision of Birmingham Inc. (6) and General Cable Limited
                                 (7);

                                 (d) the Second Supplemental Subscription
                                 Agreement dated 16 March 1990 between
                                 Birmingham Cable (1), US West International
                                 Holdings Inc. (2), Compagnie Generale des Eaux
                                 (3), The Cable Corporation Limited (4), The
                                 Standard Life Assurance Company (5), Comcast
                                 Cablevision of Birmingham Inc. (6) and General Cable Limited (7);

                                 (e) the Third Supplemental Subscription
                                 Agreement dated 12 May 1992 between Birmingham Cable (1), US West International Holdings Inc.
                                 (2), Compagnie Generale des Eaux (3), The Cable Corporation Limited (4), The Standard Life Assurance Company (5), Comcast Cablevision of Birmingham Inc. (6), General Cable Limited (7) and US West Cable Programming Corporation (8);

                                 (f) the Agreement dated 30 March 1994 between General Cable Limited (1), Compagnie Generale des Eaux (2), TCI/US West Communications Inc.
                                 (3), US West International Holdings Inc. (4), United Artists Cable Television International Holdings Inc. (5), CUKCP (6), Comcast Corporation (7), The Cable Corporation Limited
                                 (8), Birmingham Cable (9), Birmingham Cable

                                 Limited (10) and The Standard Life Assurance
                                 Company (11); and

                                 (g) the Novation Agreement dated 21 November
                                 1994 between General Cable PLC (1), Compagnie Generale des Eaux (2), TCI/US West Cable Communications Inc. (3), US West International Holdings Inc. (4), United Artists Cable Television International Holdings Inc. (5), CUKCP (6), Comcast Corporation (7), Comcast Cablevision of Birmingham Inc. (8), The Cable Corporation Limited (9), Birmingham Limited
                                 (10), Birmingham Cable Limited (11), The
                                 Standard Life Assurance Company (12), TCHL (13) and Telewest Communications plc (14);

"Sum"                            as defined in clause 4.1;

"Telewest Consultant
Agreement"                       the Consultant Agreement for Technical
                                 Assistance between Cable London (1) and
                                 MediaOne Cable Communications Limited (2);

"vendor"                         as defined in clause 4.5.

     1.2 Where used in this Agreement, the terms "subsidiary undertaking", "parent undertaking" and "director" shall have the meanings respectively attributed to them by the Companies Act 1985 (as amended).

     1.3 The headings used in this Agreement are for convenience only and shall not affect its meaning.

     1.4 References to a clause or schedule are (unless otherwise stated) to a clause of or schedule to this Agreement.

     1.5 Words importing one gender shall (where appropriate) include any other gender and words importing the singular shall (where appropriate) include the plural and vice versa.

     1.6 References in this Agreement to times and dates are references to times and dates prevailing in London.

2.  SALE OF JOINT BC SHARES

     2.1 CUKCP shall sell or procure to be sold and Telewest shall purchase:

          2.1.1 CUKCP's interest in the Joint BC Shares with full title guarantee and such other interest (if any) which CUKCP has in any other shares in Birmingham Cable;

          2.1.2 CUKCP's right to, and interest in, the BC Loans and Fees;

     in each case, upon and subject to the terms and conditions of this Agreement.

     2.2 CUKCP shall procure that Telewest shall acquire CUKCP's interest in the Joint BC Shares and such other interest (if any) which CUKCP has in any other shares in Birmingham Cable free from all liens, charges and encumbrances and any other third party rights whatsoever and together with all rights now or hereafter attaching to them.

     2.3 The consideration for the sale and purchase of CUKCP's interest in the Joint BC Shares and such other interest (if any) which CUKCP has in any other shares in Birmingham Cable shall be the sum of L125,000,000 and L5,000,000 (or L2,500,000 if the Amalgamation does not occur on or prior to BC Completion with a further L2,500,000 to be paid forthwith on the Amalgamation being completed) in respect of CUKCP's interest in the BC Loans and Fees, which consideration shall be payable in cash.

     2.4 BC Completion

          2.4.1 BC Completion shall take place at the offices of Freshfields, 65 Fleet Street, London EC4 immediately prior to the Amalgamation being completed or, if the Amalgamation occurs before 16 October 1998, on 16 October 1998 PROVIDED THAT if the Amalgamation has not taken place by

     31 December 1998, BC Completion shall occur on 31 December 1998. Each of CUKCP and NTL undertakes to give to Telewest not less than 5 days prior notice of the date on which the Amalgamation is expected to be completed provided that the Amalgamation shall not be completed prior to such date. Where BC Completion is to take place immediately prior to the Amalgamation, BC Completion shall take place in escrow at the offices of Freshfields as aforesaid on the Business Day immediately prior to the expected date of the Amalgamation when each of CUKCP and Telewest shall deliver the documents to be provided by it pursuant to Clause 2.5 to the other's solicitors and Telewest shall telegraphically transfer the consideration due by it pursuant to sub-clause 2.5.2.1 to CUKCP's solicitors. Such documents and monies shall be held to the order of the deliveror pending satisfaction of the escrow. The sole escrow condition shall be the Amalgamation being completed when the documents shall be dated and the documents and monies automatically released from the escrow to the order of the holder of such documents and monies. If the escrow condition is not satisfied within two Business Days of such delivery, the documents and monies (together with any interest accrued thereon) shall be returned to the deliverors.

          2.4.2 CUKCP agrees with Telewest that between the date of this Agreement and BC Completion it shall not, except with the prior written consent of Telewest:

             2.4.2.1 sell, transfer, assign, grant options over, dispose of, or otherwise deal in any manner whatsoever with the legal title to, or the beneficial ownership of, or any other interest in, any shares in Birmingham Cable beneficially owned by it or any loans due to it (other than as contemplated by this Agreement);

             2.4.2.2 demand repayment of any of the loans or accrued consulting fees due to it or any of its subsidiary or parent undertakings by Birmingham Cable or any of its subsidiary undertakings or the payment of interest thereon (other than as contemplated by this Agreement); and

             2.4.2.3 enter into any agreement to do any of the foregoing in relation to such shares in Birmingham Cable (other than as aforesaid).

     2.5 On BC Completion:

          2.5.1 CUKCP shall deliver to Telewest (subject to the right of Telewest to waive any such requirement):

             2.5.1.1 a stock transfer form duly executed by CUKCP only transferring the Joint BC Shares to Telewest (subject to TCHL executing the same in its capacity as a joint transferor);

             2.5.1.2 resignation letters executed as deeds in a form reasonably acceptable to Telewest from Ronald Lawley and Gary Mizga resigning as directors of Birmingham Cable with effect from BC Completion without any compensation for loss of office and waiving any other claims which they may have in their capacity as directors against Birmingham Cable;

             2.5.1.3 an agreement in the form set out in Schedule 1 to this Agreement duly executed by Comcast UK Consulting Inc.;

             2.5.1.4 a letter duly signed by CUKCP consenting to Telewest (or, if so directed by Telewest, TCHL) being registered as the sole holder of the Joint BC Shares for the purposes of Article 67(C) of Birmingham Cable's Articles of Association;

             2.5.1.5 an assignment in a form reasonably acceptable to Telewest duly executed by CUKCP and Comcast UK Consulting Inc. assigning their respective rights and interests in the BC Loans and Fees to Telewest conditional upon Telewest entering into a deed of subordination in a form reasonably acceptable to Chemical Investment Bank Limited ("Chemical") and providing to Chemical such evidence as is required by clause 12.1(b) of the L175 million Revolving Credit Facility Agreement dated 15 February 1995 in favor of Birmingham Cable Limited;

          2.5.2 Telewest shall (subject to the right of CUKCP to waive any such requirement):

             2.5.2.1 procure the telegraphic transfer of L130,000,000 (or, if the Amalgamation does not occur on or prior to BC Completion, L127,500,000) in cleared funds to an account specified by CUKCP, receipt of which shall discharge Telewest from its obligation to pay the consideration for CUKCP's interest in the Joint BC Shares, such other interest (if any) which CUKCP has in any other shares in Birmingham Cable and the BC Loans and Fees;

             2.5.2.2 deliver to CUKCP the counterpart of the agreement referred to in sub-clause 2.5.1.3 duly executed by all of the parties to that agreement (other than Comcast UK Consulting Inc.); and

             2.5.2.3 if required by CUKCP, deliver to CUKCP or, if so directed, to Chemical Investment Bank Limited, the deed of subordination and evidence referred to in sub-clause 2.5.1.5 duly executed by Telewest.

     2.6 Subject to CUKCP complying with its obligations under sub-clause 2.5.1, each of CUKCP, Telewest and TCHL hereby agrees that the sale of CUKCP's interest in the Joint BC Shares to Telewest (or TCHL) pursuant to clauses 2.1 to 2.5 (inclusive) shall supersede the provisions of section 5 of the Co-ownership Agreement which would otherwise apply as a result of the Amalgamation being implemented.

     2.7 Each of CUKCP and TCHL hereby (i) waives any claims and rights it may have as at the date of this Agreement against the other or any of its subsidiary or parent undertakings as of the date of this Agreement and (ii) agrees that with effect from BC Completion, the Co-ownership Agreement shall forthwith terminate without any liability for any of the parties to that Agreement.

     2.8 Each of Telewest and TCHL undertakes that with effect from BC Completion, it shall procure that CUKCP and its parent and subsidiary undertakings are released from all past, present and future obligations under the Subscription Agreements.

     2.9 Promptly following the signing of this Agreement, each of CUKCP and TCHL shall inform the appraiser appointed under the Co-ownership Agreement of the settlement reached under this Agreement and CUKCP and TCHL shall each use its best endeavors to ensure that the appraisal process under such agreement is terminated as soon as practicable. Any fees and expenses incurred in such appraisal process shall be payable by CUKCP.

     2.10 CUKCP hereby agrees to exercise all voting rights and other powers available to it and to procure that those persons nominated by it as directors of Birmingham Cable will vote and act in a manner so as to assist TCHL complying with its obligations under sub-clause 2.5.2.

     2.11 Following BC Completion, Telewest undertakes to CUKCP to use all reasonable endeavors to obtain the release of CUKCP and its subsidiary and parent undertakings as at the date of this Agreement from all guarantees, indemnities, counter-indemnities and letters of comfort of any nature whatsoever (together the "Guarantees") given to any third party by CUKCP or any of its subsidiary or parent undertakings as at the date of this Agreement in respect of any liability or obligation of Birmingham Cable or any of its subsidiary undertakings and pending such release, to indemnify CUKCP (for itself and as agent for its subsidiary and parent undertakings as at the date of this Agreement ) against all amounts paid by any of them to any third party pursuant to any such Guarantees arising after BC Completion. Telewest undertakes to CUKCP (for itself and as agent for its subsidiary and parent undertakings as at the date of this Agreement) that it will pay any amounts properly due and payable under the Guarantees as and when the same shall come due.

     2.12 If the Amalgamation is completed, NTL agrees that Birmingham Cable may terminate the Birmingham Link Agreement by giving six months prior written notice such notice to be served at any time on or after January 1, 2000. Accordingly, NTL agrees that it shall, and shall procure that National Transcommunications Limited shall, agree to an appropriate amendment to the Birmingham Link Agreement to enable such termination in the event that the Amalgamation occurs and CUKCP receives all sums due to it under clause 2.3.

3.  SALE OF GC SHARES

     3.1 CUKCP hereby agrees to exercise all voting rights and other powers available to it and to procure that those persons nominated by it as directors of Birmingham Cable will vote and act in a manner so as to ensure (so far as it is within its power to do so) the BC Offer Notice is withdrawn and the pre-emption procedure commenced by such notice is terminated as soon as practicable after the signing of this Agreement.

     3.2 In the event that such BC Offer Notice is not withdrawn and/or the pre-emption procedure is not terminated, CUKCP (a) waives any objection it may have to the BC Offer Notice or the transfer notice issued by General Cable plc in connection with the BC Offer Notice, whether under Article 59 or Article 67 of Birmingham Cable's Articles of Association, or otherwise; (b) undertakes not to acquire any GC Shares under the pre-emption provisions set out in Article 59 of Birmingham Cable's Articles of Association pursuant to the BC Offer Notice (save as required to do so by TCHL to enable TCHL and CUKCP (at the expense of TCHL and not CUKCP) to take up TCHL's rights under such pre-emption provisions); and (c) hereby waives all and any rights it may have in any such shares acquired by TCHL (whether jointly with CUKCP or otherwise) under the Co-ownership Agreement and/or the Articles of Association of Birmingham Cable by virtue of the operation of such pre-emption provisions (or otherwise).

     3.3 CUKCP and NTL hereby agree (a) to waive all and any rights, claims and potential claims each may have in relation to the takeover of General Cable PLC by Telewest under the Co-ownership Agreement (and, in particular, clause 4.4 thereof) and (b) to waive all and any rights, claims and potential claims arising under the Co-ownership Agreement, the Articles of Association of Birmingham Cable and/or the Articles of Association of Cable London in relation to such takeover whether by virtue of any change of control of TCHL and/or Telewest or otherwise.

     3.4 CUKCP and NTL agrees to the provisions contained in this clause 3 in consideration for Telewest and TCHL agreeing to the other provisions of this Agreement.

4.  CABLE LONDON SHOOT-OUT

     4.1 At any time during the Shoot-out Period CUKCP may give notice and not later than the end of the Shoot-out Period CUKCP shall give notice (an "offer notice") to Telewest offering to sell to Telewest all of the shares in Cable London which are or will at CL Completion be owned by CUKCP (including any shares issued to CUKCP pursuant to clause 4.7) and all of the rights and interests of CUKCP and its subsidiary undertakings in the CL Loans and Fees for the cash sum certain (not to be calculated by reference to a formula) (the "Sum") specified in the offer notice on the terms and conditions set out in this clause 4 (the "offer"). If CUKCP fails to give the offer notice prior to the end of the Shoot-out Period, then CUKCP shall be deemed to have delivered an offer notice for a sum equal to L100 million. At any time after the date of a public announcement by CUKCP and NTL that the Amalgamation will not become effective but prior to 31 December 1998, CUKCP shall have the right to give a notice to Telewest electing to participate in the procedure specified in this clause 4. Where this applies, for the purposes of this clause 4 and the definition of the "Shoot-out Period" the date of such notice shall be substituted for the date on which the Amalgamation is completed.

     4.2 Telewest shall have a period of 30 calendar days ("the acceptance period") commencing with and including the date of service of the offer notice and expiring at the close of business on the twenty-ninth calendar day thereafter in which to accept or decline the offer by notice to CUKCP.

     4.3 If Telewest accepts the offer by notice given within the acceptance period, CUKCP shall sell, and procure that its subsidiary undertakings shall sell, subject to and conditional upon the Approvals being obtained or waived by Telewest, to Telewest with full title guarantee free from all liens, charges and encumbrances (save as provided in sub-clause 4.6.2.2) and any other third party rights whatsoever and with all rights then or thereafter attaching thereto and Telewest shall purchase from CUKCP or any of its subsidiary undertakings all of the shares in the capital of Cable London owned or to be owned, or in which CUKCP has an interest, at CL Completion by CUKCP or its subsidiary undertakings (including any shares issued to

CUKCP pursuant to clause 4.7) and from CUKCP and its subsidiary undertakings their respective rights and interests in the CL Loans and Fees at the Sum specified in the offer notice.

     4.4 If Telewest declines the offer by notice given within the acceptance period, or no notice is given by Telewest within the acceptance period, Telewest shall sell, and procure that its subsidiary undertakings and MediaOne Cable Communications Limited shall sell, subject to and conditional upon the Approvals being obtained or waivedby CUKCP, to CUKCP with full title guarantee free from all liens, charges and encumbrances (save as provided in sub-clause 4.6.2.2) and any other third party rights whatsoever and with all rights then or thereafter attaching thereto and CUKCP shall purchase from Telewest or any of its subsidiary undertakings all of the shares in the capital of Cable London owned and to be owned, or in which Telewest has an interest, at CL Completion by Telewest or its subsidiary undertakings (including any shares issued to Telewest pursuant to clause 4.7) and from Telewest and its subsidiary undertakings their respective rights and interests in the CL Loans and Fees, at the Sum specified in the offer notice.

     4.5                ...

          4.5.1 If either Telewest or CUKCP ("the purchaser") becomes obliged or agrees under the terms of clauses 4.3 or 4.4 to purchase the shares in Cable London which are owned by the other ("the vendor"), the sale of such shares ("the CL Sale Shares") shall be completed on such date as the purchaser may (subject as provided herein) specify on giving not less than ten Business Days' prior notice to the vendor (provided that at CL Completion all of the Approvals have been obtained or, to the extent permitted, waived by the purchaser).

          4.5.2 If CL Completion has not occurred within 90 calendar days after the end of the acceptance period ("the Long Stop Date"), the purchaser shall cease to be entitled to purchase the CL Sale Shares and the CL Loans and Fees unless it shall have elected, by notice in writing to the vendor prior to such date to delay the date of CL Completion by a period of up to a further 90 calendar days from the Long Stop Date. If the purchaser exercises such option, it shall pay to the vendor at CL Completion an amount equal to 5% of the Sum for every 30 calendar days (or part thereof) by which the date for CL Completion is extended from the Long Stop Date up to a maximum of 90 days. If the CL Sale Shares have not been purchased by the end of the prescribed period, the purchaser shall cease to be entitled to purchase the CL Sale Shares or the CL Loan and Fees and thereafter (subject to clauses 4.5.3 and 4.5.4) the vendor shall have the option (to be exercised and completed within 60 days) to purchase the CL Sale Shares and the CL Loans and Fees from the purchaser for an amount equal to 70 percent of the Sum and this shall be the only remedy of the vendor for any failure by the purchaser to acquire the CL Sale Shares and CL Loans and Fees. If the vendor exercises this option, it shall give to the purchaser not less than 10 Business Days' prior notice of the date of CL Completion.

          4.5.3 If the purchaser is prohibited from acquiring the CL Sale Shares solely because it is unable to obtain either of the Approvals referred to in paragraphs (a) and (b) of the definition of "Approvals" by the expiry of the prescribed period and the purchaser elects not to waive such Approvals, the vendor shall have the option (to be exercised and completed within 60 days) to purchase the CL Sale Shares from the purchaser for the Sum. If the vendor exercises this option, it shall give to the purchaser not less than 10 Business Days' prior notice of the date of CL Completion.

          4.5.4 If the purchaser is unable to acquire the CL Sale Shares because it is unable to obtain the Approval referred to in paragraph (c) of the definition of "Approvals" by the expiry of the prescribed period, then (subject to the provisions of clause 4.7) the provisions of clauses 4.1 to
     4.8 (inclusive) shall cease to apply (without prejudice to any breaches of such clauses prior to such date).

     4.6 At CL Completion:

          4.6.1 the vendor shall deliver to the purchaser:

             4.6.1.1 a duly executed transfer of the shares in Cable London owned by the vendor as at CL Completion (including any shares issued to the vendor pursuant to clause 4.7) together with the share certificates relating to such shares;

             4.6.1.2 resignation letters executed as deeds in a form reasonably acceptable to the purchaser from those directors of Cable London appointed by the vendor resigning as directors of Cable London and its subsidiary undertakings with effect from CL Completion without any compensation for loss of office and waiving any other claims whatsoever against Cable London;

             4.6.1.3 if the Amalgamation shall not previously have been completed, an agreement in a form reasonably satisfactory to the purchaser duly executed by CUKCP (if CUKCP is the vendor) or MediaOne Cable Communications Ltd. (if Telewest is the seller) terminating the CUKCP Consultant Agreement (if CUKCP is the vendor) or the Telewest Consultant Agreement (if Telewest is the seller) with effect from CL Completion without any liability or obligations upon either party to that Agreement (and, in the case of the termination of the CUKCP Consultant Agreement, upon Comcast Corporation) other than for accrued fees;

             4.6.1.4 if CUKCP is the vendor, an agreement in a form reasonably acceptable to Telewest, duly executed by CUKCP terminating the Equalisation Deed with effect from CL Completion;

             4.6.1.5 if Telewest is the vendor, an agreement in a form reasonably acceptable to CUKCP, terminating all of the provisions of the Equalisation Deed other than those contained in clauses 1, 4.1, 4.3, 7 and 10 to 14 (inclusive); and

             4.6.1.6 unless the CL Loans and Fees are to be capitalized under clause 4.7, an assignment in a form reasonably acceptable to the purchaser duly executed by the vendor and MediaOne Cable Communications Limited (if Telewest is the seller) and, where appropriate, any of their respective subsidiary or parent undertakings assigning their respective rights and interests in the CL Loans and Fees to the purchaser;

          4.6.2 the purchaser shall:

             4.6.2.1 procure the telegraphic transfer of the Sum (or such lesser amount in accordance with clause 4) in cleared funds to such account as the vendor shall specify and any further amount payable to the vendor pursuant to sub-clause 4.5.1;

             4.6.2.2 if required by the vendor, deliver to the vendor or, if so directed, to CIBC, a mortgage and deed of subordination in a form reasonably acceptable to CIBC duly executed by the purchaser, together with a legal opinion in a form reasonably acceptable to CIBC confirming the capacity of the purchaser to enter into such documents and that the purchaser's obligations thereunder are legal, valid and binding and enforceable in accordance with their terms;

             4.6.2.3 deliver to the vendor the counterparts of the agreements referred to in sub-clauses 4.6.1.3, 4.6.1.4 or 4.6.1.5 (as appropriate) and 4.6.1.6 duly executed by Cable London (in the case of the document referred to in sub-clause 4.6.1.3) and the vendor (in the case of the documents referred to in sub-clauses 4.6.1.4, 4.6.1.5 and 4.6.1.6).

     4.7 Each of CUKCP and Telewest agrees that if a capitalization will result in the Approval contained in paragraph (c) of the definition of "Approvals" being obtained, or if requested by the proposed buyer of the CL Sale Shares, it shall, conditional upon the consent of CIBC being obtained, exercise all voting rights and other powers of control available to it, and procure that each director of Cable London appointed by it will vote and act in a manner, so as to procure that all loans and fees outstanding from the vendor (or any subsidiary or parent undertaking of the vendor) (as defined in clause 4.5) including any interest on such loans immediately prior to CL Completion are capitalised into ordinary shares of L1 each in Cable London immediately prior to or at CL Completion.

     4.8 Each of Telewest and CUKCP undertakes and agrees that prior to CL Completion it shall exercise all rights and comply with all obligations which it may have under the Equalisation Deed so as to ensure that any shares in Cable London which are registered in the name of the other but held as nominee for it shall be transferred to it.

     4.9 The purchaser may waive any of the Approvals (other than the one referred to in paragraph (c) of the definition of Approvals). Each of the parties agrees to use best endeavours to procure that the Approvals are obtained following service of an offer notice and shall cooperate and procure that Cable London and its subsidiary undertakings shall cooperate to obtain the Approvals. In particular, each of the parties agrees to take such action as CIBC may reasonably require in order to obtain the Approval referred to in paragraph (c) of the definition of Approvals.

     4.10 The purchaser undertakes that with effect from CL Completion it shall procure that the vendor and its parent and subsidiary undertakings as at the date of this Agreement are released from all past, present and future obligations under the Agreement dated 10 July 1989 between Cable London (1), US West International Holdings (2), Comcast Corporation (3), Jerold Samuel Nathan
(4), Malcolm Gee (5), Sally Margaret Davids (6) and Stephen Michael Kirk (7).

     4.11 Each of Telewest and CUKCP undertakes to the other that between the date of this Agreement and the expiry of the Shoot-out Period it shall not and shall procure that none of its subsidiary or parent undertakings shall, except with the prior written consent of the other:-

          4.11.1 sell, transfer, assign, grant options over, dispose of, or otherwise deal in any manner whatsoever with the legal title to, or the beneficial ownership of, or any other interest in, any shares in Cable London owned by it or any loans due to it (other than as contemplated by this Agreement or the Equalisation Deed);

          4.11.2 demand repayment of any of the loans or accrued consultancy fees due to it or any of its subsidiary or parent undertakings by Cable London or any of its subsidiary undertakings or the payment of interest thereon (other than as contemplated by this Agreement);

          4.11.3 enter into any agreement to do any of the foregoing in relation to such shares in Cable London (other than as aforesaid).

     4.12 Each of Telewest and CUKCP agrees that it will consult with the other following the expiry of the acceptance period and will take such action as the purchaser may reasonably request, at the expense of the purchaser, in order to minimise the payment of stamp duty on the transfer of any shares or the assignment of any loans at CL Completion.

     4.13 The vendor agrees with the purchaser that it shall exercise all voting rights and other powers available to it and shall procure that each director of Cable London appointed by it will act and vote in a manner so as not to prevent the purchaser complying with its obligations under sub-clause 4.6.2.

     4.14 Following CL Completion, the purchaser undertakes to the vendor to use all reasonable endeavors to obtain the release of the vendor and its subsidiary and parent undertakings as of the date of this Agreement from all guarantees, indemnities, counter-indemnities and letters of comfort of any nature whatsoever (together, the "Guarantees") given in relation to any liability or obligation ofCable London or any of its subsidiary undertakings and pending such release, to indemnify the vendor (for itself and as agent for its parent and subsidiary undertakings) against all amounts paid by it (or any of them) to any third party pursuant to any such Guarantees arising after CL Completion. The purchaser further undertakes to the vendor (for itself and as agent for its subsidiary and parent undertakings) that it will pay any amounts properly due and payable under the Guarantees as and when the same fall due.

     4.15 If CUKCP is the purchaser, Telewest undertakes to CUKCP, at the expense of CUKCP, that it shall cooperate, shall exercise all voting rights and other powers of control available to it and shall procure that each director of Cable London appointed by it will act and vote in a manner, so as (i) to procure, if so requested by CUKCP, that Cable London and its subsidiary undertakings are acquired by CUKCP pursuant to the Acquisition free from all indebtedness (being indebtedness which is accounted for as such for the purposes of US GAAP) at CL Completion and (ii) to enable CUKCP to refinance the existing L170 million facility in favour of Cable London with effect from, or immediately prior to, CL Completion.

5.  CABLE LONDON HOUSEKEEPING

     5.1 Each of Telewest and CUKCP hereby agrees that as soon as reasonably practicable after the date of this Agreement and in any event prior to 31 August 1998, it shall exercise all voting rights and other powers of control available to it, and shall procure that each director of Cable London appointed by it will act and vote in a manner, so as to procure that:--

          5.1.1 immediately following the Amalgamation being implemented, the CUKCP Consultant Agreement and the Telewest Consultant Agreement are terminated without any liability for any of the parties to those agreements and that each of Telewest and CUKCP waives any claims and rights it may have against the other or any of its subsidiary or parent undertakings with respect to those agreements as of the date of this Agreement;

          5.1.2 immediately following the Amalgamation being implemented, George Blumenthal, Barclay Knapp, Leigh Wood and Mark Wynn are appointed as directors of Cable London and Gary Mizga and Ronald Lawley resign as directors of Cable London without any compensation for loss of office;

          5.1.3 the special resolution set out in Schedule 2 is duly passed.

     5.2 Each of Telewest and CUKCP hereby agrees that immediately following the Amalgamation being implemented, the following persons shall be treated as having been appointed by it as its Nominated Directors (as defined in Cable London's Articles of Association) and shall give notice of such fact to Cable London:--

                       Telewest   Charles Burdick
                                  David Van Valkenburg
                                  Mark Wynn

                       CUKCP      Barclay Knapp
                                  Leigh Wood
                                  George Blumenthal

     5.3 Notwithstanding the Articles of Association of Cable London, CUKCP and Telewest shall ensure that its Nominated Directors (as defined in such Articles) do not claim any travelling, hotel and other expenses incurred by such directors in connection with their duties.

6.  TELEWEST GUARANTEE

     6.1 In consideration of CUKCP entering into this Agreement with TCHL and Telewest at the request of Telewest, Telewest hereby irrevocably and unconditionally, as primary obligor, undertakes and guarantees the full, prompt and complete performance by TCHL of all its obligations under this Agreement and the due and punctual payment of all sums now or subsequently payable by TCHL to CUKCP under this Agreement when the same shall become due and undertakes with CUKCP that if TCHL shall default in the payment of any sum under this Agreement, Telewest shall forthwith on demand by CUKCP pay such sum to CUKCP.

     6.2 The guarantee contained in clause 6.1 is a continuing guarantee and shall remain in force until all the obligations of TCHL under this Agreement have been fully performed and all sums payable by TCHL have been fully paid.

     6.3 The obligations of Telewest shall not be affected by any act, omission, matter or thing which, but for this provision, might operate to release or otherwise exonerate Telewest from its obligations or affect such obligations, including without limitation and whether or not known to Telewest:--

          6.3.1 any time, indulgence, waiver or consent at any time given to TCHL or any other person;

          6.3.2 any compromise or release of or abstention from perfecting or enforcing any right or remedy against TCHL or any other person;

          6.3.3 any legal limitation, disability, incapacity or other circumstance relating to TCHL or any other person or any amendment to or variation of the terms of this Agreement or any other document referred to in this Agreement; and

          6.3.4 any irregularity, unenforceability or invalidity of any obligations of TCHL under this Agreement or the dissolution, amalgamation, reconstruction or insolvency of TCHL.

     6.4 The guarantee contained in clause 6.1 may be enforced by CUKCP without CUKCP first taking any steps or proceedings against TCHL.

     6.5 All payments to be made by Telewest shall be made in full, without set-off or counterclaim and without any deduction whatsoever except to the extent required by law.

     6.6 The obligations of Telewest under this clause 6 shall not take effect until, and are conditional upon, Telewest exercising its rights under clause 11.10.

7.  NTL GUARANTEE

     7.1 In consideration of TCHL and Telewest entering into this Agreement with CUKCP and NTL at the request of NTL, NTL hereby irrevocably and unconditionally, as primary obligor, undertakes and guarantees, the full, prompt and complete performance by CUKCP of all its obligations under this Agreement and the due and punctual payment of all sums now or subsequently payable by CUKCP to TCHL under this Agreement when the same shall become due and undertakes with TCHL that if CUKCP shall default in the payment of any sum under this Agreement, NTL shall forthwith on demand by TCHL pay such sum to TCHL.

     7.2 The guarantee contained in clause 7.1 is a continuing guarantee and shall remain in force until all the obligations of CUKCP under this Agreement have been fully performed and all sums payable by CUKCP have been fully paid.

     7.3 The obligations of NTL shall not be affected by any act, omission, matter or thing which, but for this provision, might operate to release or otherwise exonerate NTL from its obligations or affect such obligations, including without limitation and whether or not known to NTL:--

          7.3.1 any time, indulgence, waiver or consent at any time given to CUKCP or any other person;

          7.3.2 any compromise or release of or abstention from perfecting or enforcing any right or remedy against CUKCP or any other person;

          7.3.3 any legal limitation, disability, incapacity or other circumstance relating to CUKCP or any other person or any amendment to or variation of the terms of this Agreement or any other document referred to in this Agreement; and

          7.3.4 any irregularity, unenforceability or invalidity of any obligations of CUKCP under this Agreement or the dissolution, amalgamation, reconstruction or insolvency of CUKCP.

     7.4 The guarantee contained in clause 7.1 may be enforced by TCHL or Telewest without TCHL or Telewest first taking any steps or proceedings against CUKCP.

     7.5 All payments to be made by NTL shall be made in full, without set-off or counterclaim and without any deduction whatsoever except to the extent required by law.

     7.6 The obligations of NTL under this clause 7 shall not take effect until, and are conditional upon, the completion of the Amalgamation.

8.  NOTICES

     8.1 Any notice, consent, request, approval or other communication (a "Notice") to be given or made under this Agreement shall be in writing and signed by or on behalf of the person giving it and shall be irrevocable without the written consent of the party or parties on whom it is served.

     8.2 Any Notice may only be served:

          8.2.1 personally by giving it to any director or the secretary of the party to be served;

          8.2.2 by leaving it at, or sending it by prepaid first class post (or by prepaid first class airmail if from one country to another country) to the address of the party to be served which is referred to in clause 8.4 or if another address shall have been notified to all the other parties for the purposes of this clause 8 by notice given in accordance with this clause 8.2, then to the address of such party which shall have been so notified, for which purpose the latest notification shall supersede all previous notifications;

          8.2.3 by sending it by facsimile transmission to the number for the party to whom it is to be sent which is referred to in clause 8.4 or if another number shall have been notified to all the other parties for the purposes of this clause 8 by notice given in accordance with this clause 8.2, then to the number of such party which shall have been so notified, for which purpose the latest notification shall supersede all previous notifications.

     8.3 A Notice shall be deemed served as follows:

          8.3.1 in the case of personal service, at the time of such service;

          8.3.2 in the case of leaving the notice at the relevant address, at the time of leaving it there;

          8.3.3 in the case of service by post, on the second Business Day (or the fourth Business Day if sent by airmail) following the day on which it was posted and in proving such service it shall be sufficient to prove that the notice was properly addressed, stamped and posted in the United Kingdom; and

          8.3.4 in the case of service by facsimile transmission, at the time of transmission.

     8.4 If to Telewest or TCHL: Address for service:

                       Genesis Business Park
                       Albert Drive
                       Woking
                       Surrey GU21 5RW
                       Fax No: 01483 295165
                       For the attention of: Victoria Hull

                     With a copy to:

                       Charles Burdick
                       Fax No.: 01483 295278

                       Freshfields
                       65 Fleet Street
                       London EC4Y IHS
                       Fax No: 0171 832 7001
                       For the attention of:
                         Barry O'Brien and Ben Spiers

                     and

                       Weil Gotshal & Manges
                       One South Place
                       London EC2
                       Fax No: 0171 903 0990
                       For the attention of:
                         David Lefkowitz and Michael Brady

     If to CUKCP: Address for service:
                       Comcast UK Cable Partners Limited
                       Clarendon House
                       2 Church Street West
                       Hamilton, HM11, Bermuda
                       Fax No.: (441) 292-4720
                       For the attention of: Company Secretary

                     With a copy to:--

                       NTL Incorporated
                       110 East 59th Street
                       26th Floor
                       New York, NY 10022 (USA)
                       Fax No: 001 212 906 8497
                       For the attention of: Richard Lubasch, Esq.

                       NTL Incorporated
                       63/65 Petty France
                       London SW1H 9EU
                       Fax No: 0171 227 8719
                       For the attention of: John Gregg, Esq.

                       Comcast Corporation
                       1500 Market Street
                       Philadelphia, Pennsylvania 19102
                       Fax No.: (215) 981-7794
                       For the attention of: General Counsel

                       Allen & Overy
                       One New Change
                       London EC4W 9QQ
                       Fax No.: 0171 330 9999
                       For the attention of: Michael Scargill

                     and

                       Travers Smith Braithwaite
                       10 Snow Hill
                       London EC1A 2AL
                       Fax No: 0171 236 3728
                       For the attention of: Spencer Summerfield Esq.

     If to NTL:

                       NTL Incorporated
                       110 East 59th Street -- 26th Floor
                       New York, NY 10022 (USA)
                       Fax No: 001 212 906 8497
                       For the attention of: Richard Lubasch, Esq.

                     With a copy to:

                       NTL Incorporated
                       63/65 Petty France
                       London SW1H 9EU
                       Fax No: 0171 227 8719
                       For the attention of: John Gregg, Esq.

                     and

                       Travers Smith Braithwaite
                       10 Snow Hill
                       London EC1A 2AL
                       Fax No: 0171 236 3728
                       For the attention of:
                       Spencer Summerfield Esq.

9.  COSTS

     Each party shall be responsible for its own costs and expenses in connection with the preparation and implementation of this Agreement except where expressly stated otherwise.

10.  ANNOUNCEMENTS

     None of the parties to this Agreement shall, without the prior written consent of the others, make any announcement or statement to the press or to any third party relating to the contents of this Agreement (a "Relevant Announcement"), otherwise than where such announcement or statement is required by law or by any governmental, regulatory or statutory body or by any securities exchange on which the securities of the relevant party or any of its parent undertakings are, or are to be, listed or traded (including, without limitation, the London Stock Exchange and the Nasdaq Stock Market's National Market) or is necessary in order to obtain the Approvals.

11.  GENERAL

     11.1 No failure or delay by any party or time or indulgence given by it in or before exercising any remedy or right under or in relation to this Agreement shall operate as a waiver of the same nor shall any single or partial exercise of any remedy or right preclude any further exercise of the same or the exercise of any other remedy or right.

     11.2 No waiver by any party of any requirement of this Agreement or of any remedy or right under this Agreement shall have effect unless given by notice in writing signed by such party. No waiver of any particular breach of the provisions of this Agreement shall operate as a waiver of any repetition of such breach.

     11.3 Any release, waiver or compromise or any other arrangement which any party gives or enters into with any other party to this Agreement in connection with this Agreement shall not affect any right or remedy of the first-mentioned party as regards any other party's liabilities under or in relation to this Agreement and such other party shall continue to be bound by this Agreement as if it had been the sole contracting party.

     11.4 Time shall be of the essence of this Agreement, both as regards the dates and periods specifically mentioned and as to any dates and periods which may by agreement in writing between the parties be substituted for any of them.

     11.5 This Agreement may be executed in two or more counterparts and execution by each of the parties of any one of such counterparts will constitute due execution of this Agreement.

     11.6 Rights under this Agreement may not be assigned other than by operation of law. It is acknowledged by the parties that upon implementation of the Amalgamation, CUKCP will be subsumed into NTL (Bermuda) Limited and that accordingly thereafter references herein to CUKCP shall be deemed to be references to the amalgamated company arising from the amalgamation of NTL (Bermuda) Limited and CUKCP.

     11.7 Save as expressly provided in this Agreement, all representations, warranties and conditions, express or implied and whether statutory or otherwise are to the extent permitted by law, excluded from, and in relation to, the sale of any shares pursuant to this Agreement PROVIDED THAT nothing in this clause
11.7 shall purport to exclude liability for fraudulent misrepresentation.

     11.8 NTL consents to CUKCP entering into this Agreement.

     11.9 Each of CUKCP and Telewest undertakes to the other at the expense of the other to do or procure to be done all such further acts and things, and execute or procure the execution of all such other documents (so far as is within its power so to do) as the other may from time to time reasonably require, for the purpose of giving to the other the full benefit of all of the provisions of this Agreement.

     11.10 Telewest may, at its option by notice to CUKCP at any time prior to BC Completion, substitute TCHL as the purchaser of the Joint BC Shares, any other interest of CUKCP in any other shares in Birmingham Cable and the BC Loans and Fees and to satisfy the consideration payable in respect thereof. If such option is exercized, the guarantee in clause 6 shall become effective.

12.  APPLICABLE LAW AND JURISDICTION; SERVICE OF PROCESS

     12.1 This Agreement shall be governed by and construed in accordance with the laws of England.

     12.2 The parties irrevocably submit to the exclusive jurisdiction of the Courts of England and Wales in respect of any claim, dispute or difference arising out of or in connection with this Agreement.

     12.3 CUKCP and NTL shall at all times maintain an agent for service of process and any other documents in proceedings in England or any other proceedings in connection with this Agreement. For CUKCP such agent shall be Fleetside Legal Representatives Services Limited, 9 Cheapside, London EC2V 6AD and for NTL such agent shall be NTL Groups Limited, Bristol House, 1 Lakeside Road, Farmborough, Hants GU14 6XP and any writ, judgment or other notice of legal process shall be sufficiently served on CUKCP and NTL if delivered to such agent at its address for the time being (and, in the case of NTL, marked for the attention of Robert McKenzie/Richard Lubasch). Each of CUKCP and NTL undertakes not to revoke the authority of the agent appointed by it. Notwithstanding the aforesaid, if CUKCP or NTL shall revoke any such appointment or such appointment shall cease and if, for any reason, TCHL requests CUKCP or NTL to do so, CUKCP or NTL (as the case may be) shall promptly appoint another such agent with an address in England and advise TCHL thereof. If following such a request CUKCP or NTL (as the case may be) fails to appoint another agent, TCHL shall be entitled to appoint one on behalf of CUKCP or NTL (as the case may be).

                                   SCHEDULE 1

     We refer to the Agreement in respect of the rights of first refusal relating to Birmingham Cable and Cable London dated 14 August 1998 (the "Agreement").

     Words and expressions defined in the Agreement have the same meaning when used herein.

     In consideration of the mutual promises contained therein, we hereby agree to terminate the BC Consultant Agreement and the BC Management Agreement with effect from BC Completion without any liability to any party thereto (save for accrued fees and expenses or claims arising after the date of the Agreement) and we hereby waive all present and future claims and rights we may have against each other under such agreements.

--------------------------------------
For and on behalf of Comcast UK
Consulting Inc.

--------------------------------------
For and on behalf of Birmingham Cable
Corporation Limited

--------------------------------------
For and on behalf of Birmingham Cable
Limited

--------------------------------------
For and on behalf of Telewest
Communications Group Limited

--------------------------------------
For and on behalf of Media One Cable
Communications Limited

                                   SCHEDULE 2

                               SPECIAL RESOLUTION

     THAT, pursuant to section 9 of the Companies Act 1985, the Articles of Association of the Company be altered with immediate effect by:--

          (a) adding the following words to the end of the last sentence of
     Article 15(C):--

             "PROVIDED THAT the amalgamation of Comcast UK Cable Partners Limited and NTL (Bermuda) Limited (or any other subsidiary of NTL Incorporated) shall be deemed not to result in a change of control of Comcast UK Cable Partners Limited or any subsidiary or parent undertaking of Comcast UK Cable Partners Limited and provided further that the provisions of the first two sentences of this article 15(c) shall not be capable of applying to any change in control such as is mentioned in the first sentence of this article 15(c) which occurs at any time during the "Shoot-out Period" as such expression is defined in an agreement dated 14th August 1998 between (1) Telewest Communications plc, (2) Telewest Communications Holdings Limited, (3) Comcast UK Cable Partners Limited and (4) NTL Incorporated, a copy of which has been deposited with the Company prior to the adoption of this amendment to these articles."

          (b) replacing all references to "Comcast" in Article 17 with references to Comcast UK Cable Partners Limited;

          (c) replacing Article 24(A) with the following new article:

             "24(A) Unless and until otherwise agreed by each Significant Investor, the number of Directors shall be not less than two and not more than six."

          (d) (i) replacing in article 24(C)(a), the words "one Director ("Nominated Director") with the words "up to three Directors (each a "Nominated Director")" and the words "him" and "his" with the words "them" and "their"; and

          (ii) replacing in Article 24(c)(b), the words "remove the" with the words "remove any"; and

          (e) adding to Article 24, after article 24(D), the following new article:

             "24(E) Notwithstanding any other provisions of these Articles, the quorum for the transaction of any business at any meeting of the Directors shall be at least one Nominated Director appointed by each Significant Investor."; and

          (f) amending Article 33 by replacing the words "such number of Significant Investors as hold (directly or indirectly), either individually or together" with the words "each Significant Investor as holds (directly or indirectly)".

AS WITNESS this Agreement has been executed on the date first stated above.

SIGNED by
for and on behalf of

TELEWEST COMMUNICATIONS PLC
                                             /s/ CHARLES J. BURDICK
                                             -----------------------------------

SIGNED by
for and on behalf of
TELEWEST COMMUNICATIONS

HOLDINGS LIMITED
                                             /s/ CHARLES J. BURDICK
                                             -----------------------------------

SIGNED by
for and on behalf of

COMCAST UK CABLE PARTNERS LIMITED
                                             /s/ KENNETH MIKALAUSKAS
                                             -----------------------------------

SIGNED by
for and on behalf of

NTL INCORPORATED
                                             /s/ JOHN F. GREGG
                                             -----------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     As permitted by Section 102 of the Delaware General Corporation Law (the "DGCL"), NTL's Restated Certificate of Incorporation (the "Restated Certificate") eliminates a director's personal liability for monetary damages to NTL and its stockholders arising from a breach or alleged breach of the director's fiduciary duty except for liability under Section 174 of the DGCL or liability for a breach of the director's duty of loyalty to NTL or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or for any transaction in which the director derived an improper personal benefit. The effect of this provision in the Restated Certificate is to eliminate the rights of NTL and its stockholders (through stockholders' derivative suits on behalf of NTL) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described above.

     NTL's By-laws (the "By-laws") provide that directors and officers of NTL shall be indemnified against liabilities arising from their service as directors and officers to the full extent permitted by law. Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of another corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Section 145 also empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless, and only to the extent that, the Court of Chancery or the court in which such action was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

     Section 145 further provides that to the extent that a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation is empowered to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits

NUMBER                             EXHIBIT
------                             -------
  2.1    Agreement and Plan of Amalgamation, dated as of February 4,
         1998, as amended, among NTL Incorporated, NTL (Bermuda)
         Limited and Comcast UK Cable Partners Limited (included as
         Annex A to the Joint Proxy Statement/Prospectus).
  2.2    Agreement in Respect of the Rights of First Refusal Relating
         to Birmingham Cable and Cable London, dated August 14, 1998, between NTL Incorporated, Comcast UK Cable Partners Limited,
         TeleWest Communications plc and TeleWest Communications
         Holdings Limited (included as Annex L to the Joint Proxy
         Statement/Prospectus).
  3.1    Restated Certificate of Incorporation of NTL, as amended by the Certificate of Amendment, dated June 5, 1996
         (incorporated by reference to NTL's Registration Statement on Form S-3, File No. 333-07879).
  3.2    Restated By-Laws of NTL (incorporated by reference to NTL's
         Registration Statement on Form S-1, File No. 33-63570).
  5.1    Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to
         the legality of the securities to be issued in the
         Amalgamation.
  8.1    Opinion of Davis Polk & Wardwell as to certain tax matters.
  8.2    Opinion of Conyers Dill & Pearman as to certain tax matters.
 23.1    Consent of HSBC Investment Bank plc.
 23.2    Consent of Donaldson, Lufkin & Jenrette Securities
         Corporation.
 23.3    Consent of Ernst & Young LLP.
 23.4    Consent of Deloitte & Touche LLP.
 23.5    Consent of Deloitte & Touche-Birmingham Cable.
 23.6    Consent of Deloitte & Touche-Cable London.
 23.7    Consent of Deloitte & Touche-ComTel.
 23.8    Consent of Coopers & Lybrand-ComTel.
 23.9    Consent of Skadden, Arps, Slate, Meagher & Flom LLP
         (included in its opinion in Exhibit 5.1 of this Registration
         Statement).
 23.10   Consent of Davis Polk & Wardwell (included in its opinion in
         Exhibit 8.1 of this Registration Statement).
 23.11   Consent of Conyers Dill & Pearman (included in its opinion in Exhibit 8.2 of this Registration Statement).
 24.1    Powers of Attorney (included in the signature pages of this
         Registration Statement).
 99.1    Form of Proxy Solicited by the Board of Directors of NTL
         (relating to the special meeting of stockholders of NTL
         described in the Joint Proxy Statement/Prospectus) (included as Annex K to the Joint Proxy Statement/Prospectus).
 99.2    Form of Proxy Solicited by the Board of Directors of
         Partners (relating to the special general meeting of
         shareholders of Partners described in the Joint Proxy
         Statement/Prospectus) (included as Annex J to the Joint
         Proxy Statement/Prospectus).

ITEM 22.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

          (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in he maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) if the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of this chapter at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     The undersigned registrant undertakes that every prospectus: (i) that is filed pursuant to the immediately preceding paragraph or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 145, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on September 29, 1998.

                                          NTL INCORPORATED

                                          By:    /s/ RICHARD J. LUBASCH
                                            ------------------------------------
                                            Richard J. Lubasch
                                            Senior Vice President, General
                                              Counsel and Secretary

                               POWER OF ATTORNEY

     Each person whose signature appears below hereby authorizes George S. Blumenthal, J. Barclay Knapp, Richard J. Lubasch and Gregg Gorelick and each of them, as their attorneys-in-fact and agents, with full power of substitution, for such person and in such person's name, place and stead, in any and all capacities, to execute one or more amendments (including post-effective amendments) to this Registration Statement and to file any such amendment, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated.

                     SIGNATURE                                   TITLE                      DATE
                     ---------                                   -----                      ----

             /s/ GEORGE S. BLUMENTHAL                Chairman of the Board,          September 29, 1998
---------------------------------------------------    Treasurer and Director
               George S. Blumenthal

               /s/ J. BARCLAY KNAPP                  President, Chief Executive and  September 29, 1998
---------------------------------------------------    Financial Officer and
                 J. Barclay Knapp                      Director

                /s/ GREGG GORELICK                   Vice President -- Controller    September 29, 1998
---------------------------------------------------
                  Gregg Gorelick

               /s/ SIDNEY R. KNAFEL                  Director                        September 29, 1998
---------------------------------------------------
                 Sidney R. Knafel

               /s/ TED H. MCCOURTNEY                 Director                        September 29, 1998
---------------------------------------------------
                 Ted H. McCourtney

                     SIGNATURE                                   TITLE                      DATE
                     ---------                                   -----                      ----
                   /s/ DEL MINTZ                     Director                        September 29, 1998
---------------------------------------------------
                     Del Mintz

               /s/ ALAN J. PATRICOF                  Director                        September 29, 1998
---------------------------------------------------
                 Alan J. Patricof

                 /s/ WARREN POTASH                   Director                        September 29, 1998
---------------------------------------------------
                   Warren Potash

              /s/ MICHAEL S. WILLNER                 Director                        September 29, 1998
---------------------------------------------------
                Michael S. Willner

                                 EXHIBIT INDEX

NUMBER                            EXHIBIT
------                            -------
 2.1    Agreement and Plan of Amalgamation, dated as of February 4,
        1998, as amended, among NTL Incorporated, NTL (Bermuda)
        Limited and Comcast UK Cable Partners Limited (included as
        Annex A to the Joint Proxy Statement/Prospectus).
 2.2    Agreement in Respect of the Rights of First Refusal Relating
        to Birmingham Cable and Cable London, dated August 14, 1998, between NTL Incorporated, Comcast UK Cable Partners Limited,
        TeleWest Communications plc and TeleWest Communications
        Holdings Limited (included as Annex L to the Joint Proxy
        Statement/Prospectus).
 3.1    Restated Certificate of Incorporation of NTL Incorporated,
        as amended by the Certificate of Amendment, dated June 5,
        1996 (incorporated by reference to NTL's Registration
        Statement on Form S-3, File No. 333-07879).
 3.2    Restated By-Laws of NTL (incorporated by reference to NTL's
        Registration Statement on Form S-1, File No. 33-63570).
 5.1    Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to
        the legality of the securities to be issued in the
        Amalgamation.
 8.1    Opinion of Davis Polk & Wardwell as to certain tax matters.
 8.2    Opinion of Conyers Dill & Pearman as to certain tax matters.
23.1    Consent of HSBC Investment Bank plc.
23.2    Consent of Donaldson, Lufkin & Jenrette Securities
        Corporation.
23.3    Consent of Ernst & Young LLP.
23.4    Consent of Deloitte & Touche LLP.
23.5    Consent of Deloitte & Touche-Birmingham Cable.
23.6    Consent of Deloitte & Touche-Cable London.
23.7    Consent of Deloitte & Touche-ComTel.
23.8    Consent of Coopers & Lybrand-ComTel.
23.9    Consent of Skadden, Arps, Slate, Meagher & Flom LLP
        (included in its opinion in Exhibit 5.1 of this Registration
        Statement).
23.10   Consent of Davis Polk & Wardwell (included in its opinion in
        Exhibit 8.1 of this Registration Statement).
23.11   Consent of Conyers Dill & Pearman (included in its opinion in Exhibit 8.2 of this Registration Statement).
24.1    Powers of Attorney (included in the signature pages of this
        Registration Statement).
99.1    Form of Proxy Solicited by the Board of Directors of NTL
        (relating to the special meeting of stockholders of NTL
        described in the Joint Proxy Statement/Prospectus) (included as Annex K to the Joint Proxy Statement/Prospectus).
99.2    Form of Proxy Solicited by the Board of Directors of
        Partners (relating to the special general meeting of
        shareholders of Partners described in the Joint Proxy
        Statement/Prospectus) (included as Annex J to the Joint
        Proxy Statement/Prospectus).